As filed with the Securities and Exchange Commission on August 14, 2023.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form S-4
Registration Statement Under the Securities Act of 1933

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OXUS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

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Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

300/26 Dostyk Avenue
Almaty, Kazakhstan 050020
+7(727) 355-8021
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Donald J. Puglisi
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Alan I. Annex Yuta N. Delarck Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 Tel: (212) 801-6928	Stephanie Stimpson Adrienne DiPaolo Torys LLP 79 Wellington St. W., 30th Floor, Box 270, TD South Tower Toronto, Ontario M5K 1N2 Canada Tel: (416) 865-0040	Richard Langan Christopher Keefe Nixon Peabody LLP 55 West 46th Street New York, NY 10036 Tel: (212) 940-3000	John Mercury James McClary Bennett Jones LLP 4500 Bankers Hall East 855 2nd Street SW Calgary, Alberta T2P 4K7 Canada Tel: (403) 298-3100

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and all other conditions to the proposed Business Combination as described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary — Subject to Completion, Dated August 14, 2023

PROXY STATEMENT AND PROSPECTUS
DATED [•], 2023

OXUS ACQUISITION CORP.
300/26 Dostyk Avenue
Almaty, Kazakhstan 050020

Dear Shareholder of Oxus Acquisition Corp.:

You are cordially invited to attend the extraordinary general meeting of shareholders of Oxus Acquisition Corp., which we refer to as “we,” “us,” “our,” or “Oxus,” at [•], Eastern time, on [•], 2023 (the “Meeting”). Oxus will hold the Meeting in both virtual and physical format and we strongly recommend that you attend the Meeting virtually. For the purposes of the Articles (as defined below), the physical place of the meeting will be at the offices of Greenberg Traurig, LLP, located at One Vanderbilt Avenue, New York, NY 10017, United States of America. You will be able to attend, vote your shares, and submit questions during the Meeting either in person or virtually via a live audio webcast. In order to attend the Meeting virtually, you must pre-register at the following website: [•].

At the Meeting, our shareholders will be asked to consider and vote upon, among other proposals, a proposal, which we refer to as the “Business Combination Proposal,” to approve the Business Combination (as defined below) by the approval and adoption of the transactions contemplated by the business combination agreement (as may be amended, the “Business Combination Agreement”) that Oxus has entered into with Borealis Foods Inc., a corporation incorporated under the Laws of Canada (“Borealis”), and 1000397116 Ontario Inc., an Ontario corporation and a wholly owned subsidiary of Oxus (“Newco”). The Business Combination will be effected principally by a statutory arrangement (the “Arrangement”) under the Canada Business Corporations Act and the Business Corporations Act (Ontario) (the “OBCA”) pursuant to the terms of the plan of arrangement (as may be amended, the “Plan of Arrangement”) attached to and forming part of the Business Combination Agreement.

Pursuant to and in accordance with the terms of the Business Combination and the Plan of Arrangement, among other things: (a) Oxus will domesticate and continue as a corporation under the laws of the Province of Ontario, Canada (the “Continuance” and, Oxus as the continuing entity, “New Oxus”); (b) on the date of closing (the “Closing Date”), Newco and Borealis will amalgamate (the “Borealis Amalgamation”, and the amalgamated corporation resulting therefrom, “Amalco”), with Amalco surviving the Borealis Amalgamation as a wholly-owned subsidiary of New Oxus; and (c) on the Closing Date, immediately following the Borealis Amalgamation, New Oxus and Amalco will amalgamate (the “New Oxus Amalgamation,” and together with the Borealis Amalgamation, the “Amalgamations,” and the corporation resulting therefrom, “New Borealis,” as a corporation under the laws of the Province of Ontario, Canada), with New Borealis surviving the New Oxus Amalgamation (the Amalgamations, together with the Continuance and other transactions contemplated by the Business Combination Agreement, the Plan of Arrangement and the ancillary agreements, the “Transactions” or the “Business Combination”). New Borealis, as the surviving entity of the New Oxus Amalgamation, will continue under the name “Borealis Foods Inc.” Capitalized terms used in this cover letter but not otherwise defined herein have the meanings given to them in the proxy statement/prospectus of Oxus on Form S-4 to which this letter is attached.

Pursuant to the Business Combination Agreement, on the day prior to the Closing Date, Oxus intends to de-register as an exempted company in the Cayman Islands and domesticate and continue as New Oxus, a corporation continued under the OBCA. On the Closing Date, as part of the Arrangement and in accordance with the terms of the Plan of Arrangement, each of the following transactions will occur and be deemed to occur sequentially in the following order:(effective as at five-minute intervals starting at the Arrangement Effective Time):

•        all outstanding convertible financing instruments of Borealis, including the Sponsor Convertible Notes, that are being converted into Borealis Shares (as defined below) immediately prior to the Amalgamations (collectively, the “Borealis Convertible Instruments”) (which exclude (A) any convertible financing instrument of Borealis that will be repaid prior to the Closing in accordance with its terms, (B) the Remaining Borealis Convertible Instruments, and (C) the New Investor Convertible Notes) will, without further action by or on behalf of a holder of Borealis Convertible Instruments, be converted into Borealis Shares pursuant to their terms and the terms of any applicable conversion agreements;

•        all Borealis Options outstanding immediately prior to the Arrangement Effective Time will be fully vested and exercised for Borealis Shares having a fair market value equal to the aggregate fair market value of the Borealis Shares underlying the outstanding Borealis Options minus the aggregate exercise price of such Borealis Options;

•        the Borealis Amalgamation will be completed, with Amalco surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the Borealis Amalgamation, among other things: (i) each Borealis Share (including all Borealis Shares issuable upon the deemed exercise of Borealis Options pursuant to the Arrangement and the conversion of the Borealis Convertible Instruments), without any action on the part of New Oxus, Borealis, Newco or the Borealis Shareholders, will be exchanged for, in accordance with the Exchange Spreadsheet (as defined in the Business Combination Agreement), the number of common shares of New Oxus (“New Oxus Common Shares”) equal to the Exchange Rate; and (ii) each common share of Newco held by New Oxus will be exchanged for a common share of Amalco (an “Amalco Share”) on a one-for-one basis;

•        the New Oxus Amalgamation will be completed, with New Borealis surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the New Oxus Amalgamation, among other things: (i) each issued and outstanding Amalco Share immediately prior to such amalgamation will be cancelled without any repayment of capital in respect thereof; (ii) no securities will be issued and no assets will be distributed by New Borealis as a result of such amalgamation; (iii) the issued and outstanding New Oxus Common Shares immediately prior to such amalgamation will survive and continue as common shares of New Borealis (“New Borealis Common Shares”); and (iv) the stated capital of New Borealis Common Shares will be equal to the stated capital of the New Oxus Common Shares immediately before the New Oxus Amalgamation; and

•        the New Investor Convertible Notes will be converted into New Borealis Common Shares pursuant to the terms of the applicable New Investor Note Purchase Agreement (as defined below).

For information regarding the treatment of Borealis Options in the Business Combination, please see the section entitled “Business Combination Agreement — Consideration to Borealis Equityholders in the Business Combination.”

At Closing, each common share of Borealis (each, a “Borealis Share”) outstanding as of immediately prior to the effective date of the Borealis Amalgamation will be exchanged for the number of New Oxus Common Shares equal to the Exchange Rate (as defined below) in connection with the Borealis Amalgamation, which New Oxus Common Shares will survive and continue as New Borealis Common Shares in connection with the New Oxus Amalgamation. The holders of Borealis Shares (“Borealis Shareholders”) are expected to receive a number of New Oxus Common Shares (the “Aggregate Transaction Consideration”) equal to the quotient of (a) $150,000,000, (i) if the Company Closing Net Indebtedness is a positive amount, minus the Company Closing Net Indebtedness, or (ii) if the Company Closing Net Indebtedness is a negative amount, plus the absolute value of the Company Closing Net Indebtedness (such resulting amount, the “Borealis Value”) divided by (b) $10.00 . The number of New Oxus Common Shares each Borealis Share will be exchanged for (the “Exchange Rate”) is equal to the quotient obtained by dividing the Aggregate Transaction Consideration by the aggregate number of Borealis Shares issued and outstanding immediately prior to the effective time of Borealis Amalgamation. Assuming that the Aggregate Transaction Consideration is 13,300,000 New Oxus Common Shares, and based on 162,353,749 Borealis Shares issued and outstanding as of March 31, 2023 (which does not take into account any Borealis Options to be vested at Closing), the Exchange Rate would be equal to approximately 0.069. The Exchange Rate is expected to fluctuate and is positively related to the Aggregate Transaction Consideration and negatively related to the number of issued and outstanding Borealis Shares immediately prior to the effective date of the Borealis Amalgamation. See the section entitled “Proposal 1 — The Business Combination Proposal — The Business Combination Agreement” of this proxy statement/prospectus for additional information.

If Oxus Shareholders approve the Business Combination Proposal and the other proposals described herein and the parties consummate the Business Combination, New Oxus is expected to issue an aggregate of 22,386,316 New Oxus Common Shares upon the Closing, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation. It is anticipated that, upon completion of the Business Combination: (i) Oxus’ existing public shareholders, including our independent directors, will own approximately 9.4% of the outstanding New Borealis Common Shares, (ii) Oxus Capital Pte. Ltd. (the “Sponsor”) and its affiliates will own approximately 24.4% of the outstanding New Borealis Common Shares, (iii) Borealis’ existing Borealis Shareholders will own approximately 50.3% of the outstanding New Borealis Common Shares, (iv) EarlyBirdCapital, Inc. and Sova Capital Limited (the “Underwriters”) will own approximately 1.3% of the outstanding New Borealis Common Shares, and (v) the New Investors will own approximately 14.6% of the outstanding New Borealis Common Shares. The expected number of New Oxus Common Shares to be issued by New Oxus, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, and the ownership percentages set forth above are calculated based on a number of assumptions, including that (i) none of Oxus’ existing public shareholders exercise their redemption rights (also referred to throughout as “no redemption scenario”); (ii) 750,000 of Founder Shares are forfeited by the Sponsor pursuant to the Sponsor Support Agreement (as defined below); (iii) Borealis Indebtedness (as defined in the Business Combination Agreement) immediately prior to the Arrangement (as calculated in accordance with the terms of the Business Combination Agreement) will be approximately $17 million; and (iv) the Sponsor Convertible Notes are fully converted to Borealis Shares in accordance with the terms of the Sponsor Note Purchase Agreement (as defined in the Business Combination Agreement) and the Plan of Arrangement. These figures are illustrative only and are subject to adjustment in accordance with the terms of the Business Combination Agreement and may differ from the estimated figures presented as a result of a number of factors. If any of Oxus’ public shareholders exercise redemption rights, the number of New Oxus Common Shares to be issued by New Oxus, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, and the ownership percentages set forth above will be different. Assuming the estimated maximum amount of redemptions that would still enable Oxus to have sufficient cash to satisfy the Minimum Cash Closing Condition in the Business Combination Agreement (also referred to throughout as the “contractual maximum redemption scenario”): (i) Oxus’ existing public shareholders, including our independent directors, will own approximately 2.8% of the outstanding New Borealis Common Shares, (ii) the Sponsor will own approximately 26.1% of the outstanding New Borealis Common Shares, (iii) Borealis’ existing Borealis Shareholders will own approximately 54.0% of the outstanding New Borealis Common Shares, (iv) the Underwriters will own approximately 1.4% of the outstanding New Borealis Common Shares, and (v) the New Investors will own approximately 15.7% of the outstanding New Borealis Common Shares. Further, in connection with the Continuance, (x) each Oxus Share outstanding immediately prior to the Continuance Effective Time shall become one New Oxus Share, and (y) each Oxus Warrant outstanding immediately prior to the Continuance Effective Time shall become a warrant exercisable for one New Oxus Share. Please see “Unaudited Pro Forma Condensed Combined Financial Information” in the proxy statement/prospectus for further information.

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and certain Borealis Shareholders entered into Shareholder Support Agreements (the “Shareholder Support Agreements”) pursuant to which, among other things, such Borealis Shareholders have agreed to vote their Borealis Shares in favor of the Business Combination and not sell or transfer their Borealis Shares.

Concurrently with the execution of the Business Combination Agreement, Oxus, Borealis and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to (A) vote its Founder Shares in favor of the Business Combination and the Oxus Proposals, (B) not redeem its Founder Shares, (C) waive certain of its anti-dilution rights, (D) convert on the Closing Date and immediately prior to the Borealis Amalgamation, the Sponsor Convertible Notes into Borealis Shares, and (E) forfeit certain of its Founder Shares as a part of incentive equity compensation for directors, officers and employees of New Borealis (subject to terms and conditions set forth in the Sponsor Support Agreement).

Under the Business Combination Agreement, the Closing of the Business Combination is subject to a number of conditions, including, among others, (i) receipt of approval by the shareholders of each of Oxus and Borealis; (ii) receipt of all pre-Closing approvals or clearances reasonably required under any applicable antitrust laws and foreign direct investment laws, including approval under the Investment Canada Act; (iii) receipt by Borealis of all required third-party consents; (iv) no law or order will have been passed preventing the consummation of the Business Combination; (v) after giving effect to the redemptions, Oxus has at least $5,000,001 of net tangible assets as required by the Articles and as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act; (vi) the amount of Closing Available Cash (as defined in the Business Combination Agreement, and which includes any amounts funded to Borealis at any time prior to the Closing in connection with the New Investor Convertible

Note Financing (as defined in the Business Combination Agreement), including $25,000,000 received to date) is at least $30,000,000 (the “Minimum Cash Condition”); and (vii) the registration statement on Form S-4 which includes this proxy statement/prospectus (the “Registration Statement”) having been declared effective by the United States Securities and Exchange Commission (the “SEC”). The obligations of Oxus and Newco to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) no occurrence of a Borealis Material Adverse Effect (as defined in this proxy statement/prospectus), (ii) delivery of certain required consents, documents and certificates, (iii) delivery of certain the audited consolidated balance sheet of Borealis as of December 31, 2021 and the audited consolidated balance sheet of Borealis as of December 31, 2022, and the related audited consolidated statements of income of Borealis for such years, each audited in accordance with the auditing standards of the PCAOB, together with an audit report thereon from the Company’s independent public accountants, (iv) Borealis Indebtedness not exceeding $17,000,000 and (v) obtaining the ICA Approval (which has already been obtained). The obligation of Borealis to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) no occurrence of an Oxus Material Adverse Effect (as defined in this proxy statement/prospectus), (ii) delivery of certain required consents, documents, and certificates, and (iii) listing on Nasdaq or another agreed upon national securities exchange.

During the period from the signing of the Business Combination Agreement and until the earlier of (A) the termination of the Business Combination Agreement in accordance with its terms or (B) the Closing, Borealis may execute note purchase, subscription or other similar agreements (collectively, the “New Investor Note Purchase Agreements”) with a potential investor or potential investors, in each case, introduced to Borealis by Oxus or the Sponsor (the “New Investors”). On February 8, 2023, a New Investor Note Purchase Agreement for an amount of $20,000,000 was executed by Belphar Ltd. On March 3, 2023, a New Investor Note Purchase Agreement for an amount of $5,000,000 was executed by Saule Algaziyeva. The Minimum Cash Condition set forth in the Business Combination Agreement will be reduced by any cash amounts received by Borealis at any time prior to the Closing in connection with (A) the New Investor Convertible Note Financing (as defined in the Business Combination Agreement), including $25,000,000 received to date from the New Investors, or (B) any Permitted Company Financing (as defined in the Business Combination Agreement). All New Investor Convertible Notes issued pursuant to a New Investor Note Purchase Agreements will convert into New Borealis Common Shares immediately following the New Oxus Amalgamation. Any and all funding received by Borealis at any time prior to the Closing in connection with the New Investor Convertible Note Financing will be included in the calculation of the Closing Available Cash.

Oxus’ Class A Shares, units and warrants are currently listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbols “OXUS,” “OXUSU” and “OXUSW,” respectively. Upon completion of the Business Combination, the Class A Shares, units, and warrants of Oxus will no longer be traded. New Borealis will apply to list the New Borealis Common Shares and the New Borealis Warrants on the Nasdaq under the symbols “BRLS” and “BRLSW”, respectively, in connection with the Closing. We cannot assure you that the New Borealis Common Shares and the New Borealis Warrants will be approved for listing on the Nasdaq.

Pursuant to the amended and restated memorandum and articles of association of Oxus (the “Articles”), prior to the Continuance, we will provide our public shareholders with the opportunity to redeem their Class A Shares (“Public Shares”) for cash equal to their pro rata share of the aggregate amount on deposit in the trust account, which holds the proceeds of our initial public offering, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account (such interest will be net of taxes payable) and not previously released to us to pay applicable taxes. For illustrative purposes, based on the funds available in the trust account of approximately $[•] on [•], 2023, the estimated redemption price per Class A Share would have been approximately $[•]. Public shareholders may elect to redeem their Class A Shares whether or not they vote their Class A Shares and, if they do vote their Class A Shares, whether they vote for or against the Business Combination Proposal and the other proposals set forth herein.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 15% of the outstanding Public Shares. Holders of our outstanding warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. All of the holders of our Founder Shares have agreed to waive their redemption rights with respect to such shares and any Class A Shares that they may have acquired during or after our initial public offering in connection with the completion of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor owns approximately 63.4% of the issued and outstanding Oxus Shares, consisting of approximately 96.5% of the Founder Shares, and our independent directors collectively own approximately 3.5% of the Founder Shares.

We are providing this proxy statement/prospectus and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournments or postponements thereof. Whether or not you plan to attend the Meeting, we urge you to read this proxy statement/prospectus carefully. Please pay particular attention to the section entitled “Risk Factors,” beginning on page 28 of this proxy statement/prospectus.

In addition to the Business Combination Proposal, shareholders at the Meeting will be presented with (a) the Continuance Proposal (as defined in this proxy statement/prospectus), (b) the Governing Documents Proposals (as defined in this proxy statement/prospectus), (c) the Share Issuance Proposal (as defined in this proxy statement/prospectus), (d) the Incentive Plan Proposal (as defined in this proxy statement/prospectus) and (e) the Adjournment Proposal (as defined in this proxy statement/prospectus), each as further described in this proxy statement/prospectus. Our board of directors has unanimously approved and adopted the Business Combination Agreement and unanimously recommends that our shareholders vote FOR the Business Combination Proposal and all of the other proposals to be presented to our shareholders at the Meeting. When you consider the board of directors’ recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “The Business Combination — Interests of Oxus’ Directors and Officers in the Business Combination” in the proxy statement/prospectus for additional information.

Approval of each of the Share Issuance Proposal, the Incentive Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the Oxus Shares present in person or represented by proxy and entitled to vote at the Meeting. Approval of each of the Business Combination Proposal, the Continuance Proposal and the Governing Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the Oxus Shares present in person or represented by proxy and entitled to vote at the Meeting.

We have no specified maximum redemption threshold under the Articles. It is, however, a condition to Closing under the Business Combination Agreement that the Minimum Cash Condition be satisfied. If the amount of Closing Available Cash is less than $30,000,000, then Oxus and Borealis will not be required to consummate the Business Combination, although each of Oxus and Borealis may, in its sole discretion, waive this condition. In the event that both Oxus and Borealis waive this condition, Oxus does not intend to seek additional shareholder approval or extend the time period in which its public shareholders can exercise their redemption rights. In no event, however, will we redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001.

Your vote is very important. If you are a holder of record of Class A Shares, you must submit proxies to have your shares voted. Please vote as soon as possible to ensure that your vote is counted, regardless of whether you expect to attend the Meeting. Please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided.

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Meeting. A failure to vote your shares will have no effect on the outcome of the vote on any of the proposals presented at the Meeting.

If you sign and return your proxy card without indicating how you wish to vote, with respect to any other proposals that we have presented at the Meeting, your proxy will be voted in favor of such proposal. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Meeting, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Meeting and, if a quorum is present, will have no effect on the proposals. If you are a shareholder of record and you attend the Meeting virtually or in person and wish to vote at the Meeting, you may withdraw your proxy and vote virtually or in person at the Meeting.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

[•], 2023	Sincerely, Kenges Rakishev, Chairman of the Board

This proxy statement/prospectus is dated [•], 2023 and is first being mailed to the shareholders of Oxus on or about that date.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY, NOR ANY SIMILAR REGULATORY AUTHORITY IN ANY OTHER JURISDICTION, HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

OXUS ACQUISITION CORP.
300/26 Dostyk Avenue
Almaty, Kazakhstan 050020

NOTICE OF extraordinary general MEETING OF SHAREHOLDERS
TO BE HELD ON [•], 2023

To the Shareholders of Oxus Acquisition Corp.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Oxus Acquisition Corp., a Cayman Islands exempted company (“Oxus”), will be held on [•], 2023, at [•], Eastern time (the “Meeting”). Oxus will hold the Meeting in both virtual and physical format and we strongly recommend that you attend the Meeting virtually. For the purposes of the Articles (as defined below), the physical place of the Meeting will be at the offices of Greenberg Traurig, LLP, located at One Vanderbilt Avenue, New York, NY 10017, United States of America. You will be able to attend, vote your shares, and submit questions during the Meeting either in person or virtually via a live audio webcast. In order to attend the Meeting virtually, you must pre-register at the following website: [•]. You are cordially invited to attend the Meeting for the following purposes:

1.      The Business Combination Proposal:    To consider and vote upon a proposal (the “Business Combination Proposal”) to approve and adopt, by special resolution, the Business Combination Agreement, dated as of February 23, 2023 (as may be amended, the “Business Combination Agreement”), by and among Oxus, 1000397116 Ontario Inc., an Ontario corporation and a wholly owned subsidiary of Oxus (“Newco”), and Borealis Foods Inc., a corporation incorporated under the laws of Canada (“Borealis”), the arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) and section 182 of the Business Corporations Act (Ontario) (the “OBCA”) and the plan of arrangement (as may be amended, the “Plan of Arrangement”), the full text of which is attached to the proxy statement/prospectus and accompanying notice as Annex C, pursuant to which, among other things: (a) Oxus will domesticate and continue (the “Continuance” and, Oxus as the continuing entity, “New Oxus”) as a corporation under the OBCA; (b) on the date of closing (the “Closing Date”), Newco and Borealis will amalgamate in accordance with the terms of the Plan of Arrangement (the “Borealis Amalgamation” and Newco and Borealis as amalgamated, “Amalco”), with Amalco surviving the Borealis Amalgamation as a wholly-owned subsidiary of New Oxus; and (c) on the Closing Date, immediately following the Borealis Amalgamation, Amalco and New Oxus will amalgamate in accordance with the terms of the Plan of Arrangement (the “New Oxus Amalgamation,” and together with the Borealis Amalgamation, the “Amalgamations,” and Amalco and New Oxus as amalgamated, “New Borealis”), with New Borealis surviving the New Oxus Amalgamation as a corporation existing under the laws of the Province of Ontario, Canada (the Amalgamations, and together with the Continuance and other transactions contemplated by the Business Combination Agreement, the Plan of Arrangement and the ancillary agreements, the “Business Combination” or the “Transactions”).

2.      The Continuance Proposal:    To consider and vote upon a proposal (the “Continuance Proposal”) to approve, by special resolution, the Continuance, and in connection therewith, the adoption of the articles and by-laws of New Oxus in substantially the form attached to the proxy statement/prospectus as Annex I (the “Continuance Governing Documents”) for purposes of the articles and by-laws of New Oxus following the completion of the Continuance.

3.      The Governing Documents Proposals:    To consider and vote upon a proposal (the “Governing Documents Proposals”) to approve, by special resolution, and adopt the articles and by-laws of New Borealis in substantially the form attached to the proxy statement/prospectus as Annex J (the “New Borealis Governing Documents”) for purposes of the articles and by-laws of New Borealis following the completion of the Amalgamations. In addition to voting on the adoption of the New Borealis Governing Documents in their entirety, Governing Documents Proposals are separated into sub-proposals submitted to Oxus Shareholders to vote upon those material aspects of the

New Borealis Governing Documents that do not appear in, or are different from the Articles, as described in the following paragraphs (a) through (e). The proposed New Borealis Governing Documents would, among other things:

(a)     establish the authorized capital of New Borealis to consist of: (i) an unlimited number of Common Shares; and (ii) a limited number of First Preferred Shares, issuable in series, limited in number to an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any First Preferred Shares;

(b)    declassify the board of directors with the result being that each director will be elected annually for a term of one year;

(c)     reduce the requisite quorum for a meeting of shareholders from a majority of votes to 33-1/3% of the New Borealis Common Shares entitled to vote at such meeting;

(d)    include an advance notice provision that requires a nominating shareholder to provide notice to New Borealis within a stipulated time period in advance of a meeting of shareholders should such nominating shareholder wish to nominate a person for election to the board of directors; and

(e)     not include provisions relating to the Class B Shares, our initial public offering, Oxus Capital Pte. Ltd., the Business Combination and other related matters.

4.      The Share Issuance Proposal:    To consider and vote upon a proposal to approve, by ordinary resolution, for purposes of complying with the applicable listing rules of the Nasdaq Capital Market (the “Nasdaq”), the issuance of more than 20% of the current total issued and outstanding Oxus Shares in connection with the transactions contemplated by the Business Combination Agreement (the “Share Issuance Proposal”).

5.      The Incentive Plan Proposal:    To consider and vote upon a proposal to approve, by ordinary resolution, and adopt an equity incentive plan of New Borealis in substantially the form attached to the proxy statement/prospectus as Annex K (the “Incentive Plan” and such proposal, the “Incentive Plan Proposal”); and

6.      The Adjournment Proposal:    To consider and vote upon a proposal to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for vote (the “Adjournment Proposal”).

Only holders of record of the Oxus Shares at the close of business on [•], 2023 are entitled to notice of the Meeting and to vote at the Meeting and any adjournments or postponements of the Meeting. A complete list of our shareholders of record entitled to vote at the Meeting will be available for ten days before the Meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the Meeting.

Pursuant to our amended and restated memorandum and articles of association (the “Articles”), prior to the Continuance, we will provide our public shareholders with the opportunity to redeem their Class A Shares (“Public Shares”) for cash equal to their pro rata share of the aggregate amount on deposit in the trust account, which holds the proceeds of our initial public offering, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to pay applicable income taxes and for working capital purposes. For illustrative purposes, based on funds in the trust account of approximately $[•] on [•], 2023, the estimated per share redemption price would have been approximately $[•]. Public shareholders may elect to redeem their Public Shares whether or not they vote their shares and, if they do vote their shares, whether they vote for or against the Business Combination Proposal and the other proposals set forth herein. A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 15% of the outstanding Public Shares. Holders of our outstanding warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. All of the holders of our Founder Shares (as defined in the proxy statement/prospectus accompanying this notice) have agreed to waive their redemption rights with respect to such shares and any Class A Shares that they may have acquired during or after our initial public offering in connection with the completion of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor, owns approximately 63.4% of our issued and outstanding ordinary shares, consisting of approximately 96.5% of the Founder Shares, and our independent directors collectively own approximately 3.5% of the Founder Shares.

Approval of each of the Share Issuance Proposal, the Incentive Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting. Approval of each of the Business Combination Proposal, the Continuance Proposal and the Governing Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting.

The Closing of the Business Combination is conditioned on the approval of each of the proposals at the Meeting, except for the Adjournment Proposal. In addition, each of the other proposals (other than the Adjournment Proposal), is conditioned on the approval of all other proposals at the Meeting, except for the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal at the Meeting.

We have no specified maximum redemption threshold under the Articles. It is a condition to Closing under the Business Combination Agreement, however, that in the aggregate, the Closing Available Cash is no less than $30,000,000 (such condition, the “Minimum Cash Condition”). If the amount of Closing Available Cash is less than $30,000,000, then Oxus and Borealis will not be required to consummate the Business Combination, although each of Oxus and Borealis may, in its sole discretion, waive this condition. In the event that both Oxus and Borealis waive this condition, Oxus does not intend to seek additional shareholder approval or to extend the time period in which its public shareholders can exercise their redemption rights. In no event, however, will we redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our proposals. We encourage you to read the proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, [•], at [•], banks and brokers may reach [•] at [•].

[•], 2023	By Order of the Board of Directors, Kenges Rakishev, Chairman of the Board

i

ANNEXES

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Oxus (File No. 001-40778), constitutes a prospectus of Oxus under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the New Oxus Common Shares to be issued, such New Oxus Common Shares to survive and continue as New Borealis Common Shares, if the Business Combination as described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act (the “Exchange Act”), with respect to the Meeting of Oxus Shareholders at which Oxus Shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. In addition, this document constitutes a notice of a special meeting under Section 96 of the Business Corporations Act (Ontario) (the “OBCA”) and notice of a special meeting under Section 135 of the Canada Business Corporations Act (the “CBCA”) for the purposes of any proposal to approve any matters to be taken by New Borealis following the Continuance and the Amalgamations, including pursuant to the Plan of Arrangement.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Oxus Shareholders nor the issuance by Oxus of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Oxus and its business, operations, management, and other matters has been provided by Oxus and information contained in this proxy statement/prospectus regarding Borealis and its business, operations, management, and other matters has been provided by Borealis. Capitalized terms used in this proxy statement/prospectus but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains information concerning the market and industry in which Borealis conducts its business. Borealis operates in an industry in which it is difficult to obtain precise industry and market information. Borealis has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. Borealis cannot assure you of the accuracy and completeness of such information, and it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that it is possible that any such market, industry and other similar data may not in fact be reliable. While Borealis is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” in this proxy statement/prospectus.

TRADEMARKS

Borealis owns or has rights to various trademarks, service marks and trade names used in connection with the operation of its businesses, and which are included in this proxy statement/prospectus, including CHEF WOO and RAMEN EXPRESS. This proxy statement/prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this proxy statement/prospectus is not intended to, and does not imply, a relationship with Borealis, Oxus or any of their respective affiliates or an endorsement or sponsorship by or of Borealis, Oxus, New Oxus or New Borealis or any of their respective affiliates. For convenience, the trademarks, service marks and trade names referred to in this proxy statement/ prospectus may appear without the TM or SM symbols, but such references are not intended to indicate, in any way, that Borealis, Oxus, New Oxus or New Borealis will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

v

FREQUENTLY USED TERMS

In this document:

“Adjournment Proposal” means a proposal to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for vote at such Meeting.

“Amalco” means the amalgamated corporation as the surviving entity of the Borealis Amalgamation.

“Amalgamations” means collectively, the Borealis Amalgamation, being the amalgamation of Borealis and Newco, and the New Oxus Amalgamation, being the amalgamation of New Oxus and Amalco, each in accordance with the terms of the Plan of Arrangement.

“Ancillary Agreements” has the meaning given to that term under the Business Combination Agreement.

“Arrangement” means the arrangement to be completed on the Closing Date in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement.

“Arrangement Effective Time” has the meaning given to that term under the Plan of Arrangement.

“Borealis” means Borealis Foods Inc., corporation incorporated under the laws of Canada.

“Borealis Amalgamation” means the amalgamation of Newco and Borealis, as described in the Plan of Arrangement.

“Borealis Convertible Instruments” means the convertible financing instruments of Borealis, including the Sponsor Convertible Notes, that are being converted into Borealis Shares immediately prior to the Borealis Amalgamation.

“Borealis Indebtedness” means the aggregate consolidated amount of indebtedness of Borealis and its subsidiaries.

“Borealis Optionholder” means a holder of Borealis Options.

“Borealis Options” means the options granted by Borealis to certain employees, personnel or service providers to purchase Borealis Shares, whether or not exercisable and whether or not vested, immediately prior to the Closing under the incentive plan of Borealis.

“Borealis Shareholders” means the existing shareholders of Borealis who will be holders of Borealis Shares in connection with the transactions contemplated by the Business Combination Agreement.

“Borealis Shares” means, collectively, the issued and outstanding Class A common shares, Class B common shares, Class C common shares and Class D common shares in the capital of Borealis.

“broker non-vote” means the failure of a Oxus Shareholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, the Plan of Arrangement and the Ancillary Agreements.

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 23, 2023, as may be amended, by and among Oxus, Borealis and Newco.

“Business Combination Proposal” means the proposal to approve the Business Combination, including the Amalgamations, as part of the Arrangement, the substantially final form of which is attached to this proxy statement/prospectus as Annex A (subject to amendments and variations as described in this proxy statement/prospectus).

“CBCA” means the Canada Business Corporations Act.

“Class A Shareholders” means the holders of Class A Shares.

“Class A Shares” means Oxus’ Class A ordinary shares, with a par value of $0.0001 per share.

“Class B Shares” means Oxus’ Class B ordinary shares, with a par value of $0.0001 per share.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date upon which the Closing is to occur.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means New Borealis and its consolidated subsidiaries after giving effect to the Business Combination, which will continue under the name “Borealis Foods Inc.”

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as may be amended from time to time.

“Company Closing Net Indebtedness” means, on a consolidated basis and calculated at 11:59 p.m. ET on the day immediately prior to the Closing Date, (a) the aggregate consolidated amount of Borealis Indebtedness minus (b) the aggregate consolidated amount of cash and cash equivalents, including marketable securities, short-term investments and demand deposits, on hand or in accounts of Borealis and its subsidiaries (net of outstanding checks) (excluding (i) prepaid deposits or other similar restricted cash and (ii) cash subject to any forbearance agreements).

“Continuance” means the continuance of Oxus from the Cayman Islands under the Companies Act to the Province of Ontario, Canada as a corporation existing under the OBCA.

“Continuance Proposal” means the proposal to approve the Continuance, and in connection therewith, the Continuance Governing Documents, copies of which are attached to this proxy statement/prospectus as Annex I.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“DTC” means the Depository Trust Company.

“EBITDA” means net income (loss) before interest, taxes, depreciation and amortization.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Rate” means the number obtained by dividing the Aggregate Transaction Consideration by the aggregate number of Borealis Shares issued and outstanding immediately prior to the Borealis Amalgamation becoming effective.

“Final Order” means the final order of the Court pursuant to pursuant to section 192 of the CBCA and section 182 of the OBCA approving the Arrangement, as such order may be amended, modified, supplemented, or varied by the Court (with the consent of Borealis and Oxus, each acting reasonably).

“Founder Shares” means Oxus’ Class B ordinary shares, par value $0.0001 per share, and Class A ordinary shares, par value $0.0001 per share, that may be converted from Oxus’ Class B ordinary shares from time to time.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents Proposals” means the proposals to approve the New Borealis Governing Documents for purposes of the articles and by-laws of New Borealis following the completion of the Amalgamations.

“Incentive Plan” means the Borealis Foods Inc. Equity Incentive Plan, as amended and restated from time to time.

“Incentive Plan Proposal” means the proposal to consider and vote upon a proposal to approve and adopt the Incentive Plan and the material terms thereunder.

“Initial Business Combination” means Oxus’ initial merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA and section 182 of the OBCA providing for, among other things, the calling and holding of the Borealis Shareholders Meeting, as such order may be amended, modified, supplemented, or varied by the Court with the consent of Borealis and Oxus, each acting reasonably.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means Oxus’ initial public offering of Oxus Units, consummated on September 8, 2021.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Nasdaq” means the Nasdaq Capital Market.

“New Borealis” means the amalgamated corporation under the OBCA as the surviving entity of the New Oxus Amalgamation, with the legal name of “Borealis Foods Inc.”

“New Borealis Articles” means the articles of amalgamation of New Borealis to be adopted pursuant to the New Oxus Amalgamation completed in accordance with the Plan of Arrangement.

“New Borealis Board” means the board of directors of New Borealis after the Closing.

“New Borealis By-laws” means the by-laws of New Borealis to be adopted pursuant to the New Oxus Amalgamation completed in accordance with the Plan of Arrangement.

“New Borealis Common Shares” means Common Shares in the capital of New Borealis.

“New Borealis Governing Documents” means the New Borealis By-laws and the New Borealis Articles in substantially the form (i) set out in the Plan of Arrangement, and (ii) attached to this proxy statement/prospectus as Annex J.

“New Borealis Preferred Shares” means First Preferred Shares in the capital of New Borealis.

“New Borealis Warrants” means the warrants of New Borealis to purchase New Borealis Common Shares.

“New Oxus” means the corporation continued under the OBCA as a result of the domestication of Oxus from the Cayman Islands to a body corporate existing under the OBCA.

“New Oxus Amalgamation” means the amalgamation of New Oxus and Amalco, as described in the Plan of Arrangement.

“New Oxus Common Shares” means Common Shares in the capital of New Oxus.

“Newco” means 1000397116 Ontario Inc., an Ontario corporation and a wholly owned subsidiary of Oxus.

“OBCA” means the Business Corporations Act (Ontario).

“Outside Date” means December 8, 2023.

“Oxus” means Oxus Acquisition Corp., a Cayman Islands exempted company.

“Oxus Articles” means the existing Amended and Restated Memorandum and Articles of Association of Oxus formed under the Companies Act.

“Oxus Initial Shareholders” means the holders of Founder Shares.

“Oxus Proposals” means the SPAC Proposals as defined in the Business Combination Agreement.

“Oxus Shareholders” means the holders of Oxus Shares, and “Oxus Shareholder” means any one of them.

“Oxus Shares” means the Class A Shares and the Class B Shares, collectively.

“Oxus Units” means the 17,250,000 units issued in connection with the IPO, each of which consisted of one Class A Share and one Oxus Warrant.

“Oxus Warrants” means the warrants of Oxus to purchase Oxus Shares.

“PCAOB” means the Public Company Accounting Oversight Board.

“Plan of Arrangement” means the plan of arrangement substantially in the form attached to this proxy statement/prospectus as Annex C, subject to amendments and variations in accordance with the Business Combination Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Borealis and Oxus, each acting reasonably.

“Private Placement Warrants” means the warrants to purchase Class A Shares purchased by the Sponsor in a private placement in connection with the IPO.

“prospectus” means the prospectus included in the Registration Statement on Form S-1 (Registration No. 333-258133) filed with the U.S. Securities and Exchange Commission in connection with the IPO.

“public shareholders” means the holders of Class A Shares, except the holders of Class A Shares that are converted from Class B Shares.

“Public Shares” means the Class A Shares issued as part of the Oxus Units issued in the IPO.

“Public Warrants” means the warrants included in the Oxus Units issued in the IPO, each of which is exercisable for one Class A Share, in accordance with its terms.

“Remaining Borealis Convertible Instruments” means the convertible instruments pursuant to the Business Combination Agreement in which specified portions of the principal and accrued interest will remain outstanding following the completion of the Arrangement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Issuance Proposal” means the proposal to consider and vote upon a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq, the issuance of more than 20% of the current total issued and outstanding Oxus Shares in connection with the transactions contemplated by the Business Combination Agreement.

“Shareholder Support Agreements” means the Shareholder Support Agreements, each dated as of February 23, 2023, among Oxus, Borealis and certain Borealis Shareholders in substantially the form attached to this proxy statement/prospectus as Annex D.

“Sponsor” means Oxus Capital Pte. Ltd., a Singapore limited company.

“Sponsor Convertible Notes” means the convertible notes issued by Borealis to the Sponsor pursuant to the Note Purchase Agreement between Borealis and the Sponsor dated as of October 21, 2022 and the Note Purchase Agreement between Borealis and the Sponsor dated as of November 14, 2022, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of February 23, 2023, among Oxus, Borealis and the Sponsor attached to this proxy statement/prospectus as Annex E.

“trust account” means the trust account that holds the net proceeds of the IPO and the concurrent sale of the Private Placement Warrants and interest accrued thereon.

“Warrant Agreement” means the Warrant Agreement, dated September 2, 2021, by and between Oxus and Continental Stock Transfer & Trust Company, governing Oxus’ outstanding warrants.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Meeting, including with respect to Business Combination. The following questions and answers may not include all the information that is important to Oxus Shareholders. Oxus Shareholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.

Questions and Answers about the Extraordinary General Meeting of Oxus’ Shareholders and the Related Proposals

Q.     Why am I receiving this proxy statement/prospectus?

A.     Oxus has entered into the Business Combination Agreement, pursuant to which, among other things, on the day prior to the Closing Date, Oxus intends to de-register as an exempted company in the Cayman Islands and domesticate and continue as New Oxus, a corporation continued under the Business Corporations Act (Ontario). Additionally, on the Closing Date, as part of the Arrangement and in accordance with the terms of the Plan of Arrangement, each of the following transactions will occur and be deemed to occur sequentially in the following order:

•        the Borealis Convertible Instruments (which exclude (A) any convertible financing instrument of Borealis that will be repaid prior to the Closing in accordance with its terms, (B) the Remaining Borealis Convertible Instruments, and (C) the New Investor Convertible Notes) will, without further action by or on behalf of a holder of Borealis Convertible Instruments, be converted into Borealis Shares pursuant to their terms and the terms of any applicable conversion agreements;

•        all Borealis Options outstanding immediately prior to the Closing Date will be fully vested and exercised for Borealis Shares having a fair market value equal to the aggregate fair market value of the Borealis Shares underlying the outstanding Borealis Options minus the aggregate exercise price of such Borealis Options;

•        the Borealis Amalgamation will be completed, with Amalco surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the Borealis Amalgamation, among other things: (i) each Borealis Share (including all Borealis Shares issuable upon the deemed exercise of Borealis Options pursuant to the Arrangement and the conversion of the Borealis Convertible Instruments), without any action on the part of New Oxus, Borealis, Newco or the Borealis Shareholders will be exchanged for, in accordance with the Exchange Spreadsheet (as defined in the Business Combination Agreement), the number of New Oxus Common Shares equal to the Exchange Rate; and (ii) each common share of Newco held by New Oxus will be exchanged for an Amalco Share on a one-for-one basis;

•        the New Oxus Amalgamation will be completed, with New Borealis surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the New Oxus Amalgamation, among other things: (i) each issued and outstanding Amalco Share immediately prior to such amalgamation will be cancelled without any repayment of capital in respect thereof; (ii) no securities will be issued and no assets will be distributed by New Borealis as a result of such amalgamation; (iii) the issued and outstanding New Oxus Common Shares immediately prior to such amalgamation will survive and continue as New Borealis Common Shares; and (iv) the stated capital of New Borealis Common Shares will be equal to the stated capital of the New Oxus Common Shares immediately before the New Oxus Amalgamation; and

•        the New Investor Convertible Notes will be converted into New Borealis Common Shares pursuant to the terms of the applicable New Investor Note Purchase Agreement.

x

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and a copy of the Plan of Arrangement is attached to this proxy statement/prospectus as Annex C.

Oxus Shareholders are being asked to consider and vote upon the Business Combination Proposal to approve and adopt the Business Combination, among other proposals. If Oxus Shareholders approve the Business Combination Proposal and the other proposals described herein and the parties consummate the Business Combination, New Oxus is expected to issue an aggregate of 22,386,316 New Oxus Common Shares upon the Closing, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation. It is anticipated that, upon completion of the Business Combination, (i) Oxus’ existing public shareholders, including Oxus’ independent directors, will own approximately 9.4% of the outstanding New Borealis Common Shares, (ii) the Sponsor will own approximately 24.4% of the outstanding New Borealis Common Shares, (iii) Borealis’ existing shareholders will own approximately 50.3% of the outstanding New Borealis Common Shares and (iv) the Underwriters will own approximately 1.3% of the outstanding New Borealis Common Shares, and (v) the New Investors will own approximately 14.6% of the outstanding New Borealis Common Shares. The expected number of New Oxus Common Shares to be issued by New Oxus, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, and the ownership percentages set forth above are calculated based on a number of assumptions, including that (i) none of Oxus’ existing public shareholders exercise their redemption rights, (ii) 750,000 Founder Shares are forfeited by the Sponsor pursuant to the Sponsor Support Agreement, (iii) Borealis Indebtedness immediately prior to the Arrangement (as calculated in accordance with the terms of the Business Combination Agreement) will be approximately $17 million, and are subject to adjustment in accordance with the terms of the Business Combination Agreement; and (iv) the Sponsor Convertible Notes are fully converted to Borealis Shares in accordance with the terms of the Sponsor Note Purchase Agreement (as defined in the Business Combination Agreement) and the Plan of Arrangement. The Class A Shares, units and warrants of Oxus are currently listed on the Nasdaq under the symbols “OXUS,” “OXUSU” and “OXUSW,” respectively. New Borealis intends to apply to list the New Borealis Common Shares and the New Borealis Warrants on the Nasdaq under the symbols “BRLS” and “BRLSW,” respectively, in connection with the Closing. In connection with the Continuance, (a) each Oxus Share outstanding immediately prior to the Continuance Effective Time shall become one New Oxus Share, and (b) each Oxus Warrant outstanding immediately prior to the Continuance Effective Time shall become a warrant exercisable for one New Oxus Share. Upon the Closing, and as a result of and in connection with the Business Combination, other than as set forth herein, the Class A Shares, units and warrants of Oxus will no longer be traded.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q.     What matters will shareholders consider at the Meeting?

A.     At the Meeting, Oxus will ask its shareholders to vote in favor of the following proposals:

•        The Business Combination Proposal — a proposal to approve and adopt the Business Combination Agreement and the Business Combination.

•        The Continuance Proposal — a proposal to approve the Continuance and, in connection therewith, the adoption of the articles and by-laws of New Oxus (“Continuance Governing Documents”), copies of which are attached to this proxy statement/prospectus as Annex I.

•        The Governing Documents Proposals — a proposal to approve and adopt the New Borealis Governing Documents in their entirety, copies of which are attached to this proxy statement/prospectus as Annex J, and the sub-proposals to approve those material aspects of the New Borealis Governing Documents that do not appear in, or are different from the current Oxus Articles.

•        The Share Issuance Proposal — a proposal to approve the issuance of more than 20% of the current total issued and outstanding Oxus Shares, for purposes of complying with the applicable listing rules of the Nasdaq.

•        The Incentive Plan Proposal — a proposal to approve and adopt the Incentive Plan as the equity incentive plan of New Borealis, a copy of which is attached to this proxy statement/prospectus as Annex K.

•        The Adjournment Proposal — a proposal to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for vote.

Q.     Are any of the proposals conditioned on one another?

A.     The Closing of the Business Combination is conditioned on the approval of each of the proposals presented at the Meeting, except for the Adjournment Proposal. In addition, each of the other proposals (other than the Adjournment Proposal), is conditioned on the approval of all other proposals at the Meeting, except for the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal at the Meeting. It is important to note that in the event that any proposal, other than the Adjournment Proposal, is not approved, then Oxus will not consummate the Business Combination. If Oxus does not consummate the Business Combination and fails to complete an alternate Initial Business Combination by December 8, 2023, or such earlier date (the “Extended Date”) as determined by Oxus’ board of directors (“Oxus Board”), or amend the Oxus Articles to extend the date by which Oxus must consummate an Initial Business Combination, Oxus will be required to dissolve and liquidate.

Q.     What will happen upon the consummation of the Business Combination?

A.     Following the Continuance and upon the consummation of the Business Combination, Oxus Shareholders immediately prior to the consummation of such transactions will hold one New Borealis Common Share for each Oxus Share held immediately prior to such transactions and each holder of Oxus Warrants immediately prior to such transactions will hold one New Borealis Warrant for each Oxus Warrant held immediately prior to such transactions. Pursuant to the Arrangement (including the Amalgamations contemplated in connection therewith), New Oxus and Amalco will amalgamate and all of the issued and outstanding Borealis Shares, including Borealis Shares issued upon conversion of Borealis Convertible Instruments (which exclude (A) any convertible financing instrument of Borealis that will be repaid prior to the Closing in accordance with its terms, (B) the Remaining Borealis Convertible Instruments and (C) the New Investor Convertible Notes) will be exchanged for New Oxus Common Shares, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, in accordance with the terms of the Plan of Arrangement. The New Investor Convertible Notes will be converted into New Borealis Common Shares following the New Oxus Amalgamation pursuant to the terms of the applicable New Investor Note Purchase Agreement. Upon the Closing, New Borealis will continue to carry on the business of Borealis under the name “Borealis Foods Inc.” See the question entitled “Why am I receiving this proxy statement/prospectus?”

Q:     Following the Business Combination, what will happen to Oxus’ securities?

A:     Oxus’ units, Class A ordinary shares and Oxus Warrants are currently listed on Nasdaq under the symbols “OXUSU,” “OXUS” and “OXUSW,” respectively. In connection with the Continuance, (a) each Oxus Share outstanding immediately prior to the Continuance Effective Time shall become one New Oxus Share, and (b) each Oxus Warrant outstanding immediately prior to the Continuance Effective Time shall become a warrant exercisable for one New Oxus Share. Upon consummation of the Business Combination, New Borealis will have a single-class share capital structure with New Borealis Common Shares carrying voting rights in the form of one vote per share. The New Borealis Common Shares and the New Borealis Warrants will be listed on Nasdaq under the symbols “BRLS” and “BRLSW,” respectively. Oxus will not have units traded on Nasdaq following the consummation of the Business Combination and such units will automatically be separated into their component securities without any action needed to be taken on the part of the holders. Oxus Warrant holders and those shareholders who do not elect to have their Class A Shares redeemed need not deliver their Class A Shares or warrant certificates to Oxus or to Oxus’ transfer agent and they will remain outstanding.

Q:     How do the Public Warrants differ from the Private Placement Warrants and what are the related risks for any Public Warrant holders post Business Combination?

A:     The Public Warrants are identical to the Private Placement Warrants in material terms and provisions, except that the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of our Initial Business Combination (except in limited circumstances). With respect to the Private Placement Warrants held by the Underwriters, for so long as such warrants are held by the Underwriters, such warrants will not be exercisable more than five years from the effective date of the registration statement of which this prospectus forms a part in accordance with FINRA Rule 5110(f)(2)(G)(i). Oxus Initial Shareholders have agreed not to transfer, assign or sell any of the Private Placement Warrants (including the ordinary shares issuable upon exercise of any of these warrants) until the date that is thirty (30) days after the date we complete our Initial Business Combination, except in limited circumstances.

Following the Closing, New Borealis has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of New Borealis Common Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which New Borealis gives proper notice of such redemption and provided certain other conditions are met. If and when the warrants become redeemable by New Borealis, New Borealis may not exercise its redemption right if the issuance of New Borealis Common Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification. New Borealis will use its best efforts to register or qualify such ordinary shares under the blue sky laws of the state of residence in those states in which the warrants were offered. Redemption of the outstanding warrants could force you (1) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (2) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (3) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

Historical trading prices for Class A Shares have varied between a low of approximately $9.51 per share to a high of approximately $10.83 per share, but have not approached the $18.00 per share threshold for redemption (which, as described above, would be required for 20 trading days within a 30 trading-day period after they become exercisable and prior to their expiration, at which point the Public Warrants would become redeemable). In the event that Oxus elects to redeem all of the redeemable warrants as described above, Oxus will fix a date for the redemption.

Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the redemption date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the Warrant Agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption by our posting of the redemption notice to CST.

Q.     Why is Oxus proposing the Business Combination Proposal?

A.     Oxus was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Oxus received $175,950,000 from the IPO and sale of the Private Placement Warrants, which was placed into a trust account immediately following the IPO. In accordance with the Oxus Articles, the funds held in the trust account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds held in the trust account upon consummation of the Business Combination?”

There currently are 6,561,968 shares of Class A Shares and Class B Shares issued and outstanding, consisting of 2,249,468 Class A Shares originally sold as part of the units in Oxus’ IPO, 1,500,000 Class A Shares converted from 1,500,000 Class B Shares on a one-to-one basis on April 5, 2023 and 2,812,500 Founder

Shares that were issued to the Sponsor (of which 150,000 Founder Shares were transferred to each of Oxus’ independent directors). In addition, there currently are 26,550,000 warrants issued and outstanding, including 9,300,000 Private Placement Warrants that were sold by Oxus to the Sponsor in a private sale simultaneously with Oxus’ IPO. Each whole warrant entitles the holder thereof to purchase one Class A Share at a price of $11.50 per share. The warrants will become exercisable 30 days after the completion of Oxus’ Initial Business Combination, and expire at 5:00 p.m., New York City time, five years after the completion of Oxus’ Initial Business Combination or earlier upon redemption or liquidation. The Private Placement Warrants, however, are non-redeemable so long as they are held by their initial purchaser, the Sponsor or its permitted transferees.

Under the Oxus’ Articles, Oxus must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Oxus’ Initial Business Combination either in conjunction with a tender offer or in conjunction with a shareholder vote.

Q.     Why is Oxus proposing the Share Issuance Proposal?

A.     Oxus is seeking shareholder approval of the Share Issuance Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Oxus anticipates that the 13,300,000 New Oxus Common Shares to be issued to Borealis’ shareholders, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, in connection with the Business Combination will, in the aggregate, constitute (i) more than 20% of the Class A Shares outstanding immediately prior to the Closing and (ii) a change of control of Oxus. As a result, Oxus is required to obtain shareholder approval of such issuances pursuant to the Nasdaq Rule 5635. For more information, see the section entitled “Oxus Shareholder Proposal No. 4 — The Share Issuance Proposal.” The Share Issuance Proposal is conditioned on the approval of the Business Combination Proposal.

Q.     Why is Oxus proposing the Incentive Plan Proposal?

A.     The purpose of the Incentive Plan will be to promote the success and enhance the value of New Borealis and its subsidiaries by linking the individual interests of the members of the board of directors, employees, and consultants to those of New Borealis Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to New Borealis Shareholders. The Incentive Plan will also provide flexibility to New Borealis in its ability to motivate, attract, and retain the services of members of the board of directors, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of New Borealis’ operation will be largely dependent.

Q.     How do the Oxus Articles differ from the proposed New Borealis Governing Documents (i.e., the articles and by-laws to be adopted in connection with the Business Combination pursuant to the Governing Documents Proposals)?

A.     The provisions of the Oxus’ Articles relating to the Class B Shares, the IPO, the Sponsor, the Business Combination and other related matters will not be reproduced in the New Borealis Governing Documents as they will no longer be relevant. As the Class B Shares will be deemed to be converted into Class A Shares following the Continuance, the New Borealis Governing Documents will provide that its authorized capital will consist of: (i) an unlimited number of Common Shares and (ii) a limited number of First Preferred Shares, issuable in series, limited in number to an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any First Preferred Shares.

Subject to certain rights of the holders of New Borealis Preferred Shares, holders of New Borealis Common Shares will have the right to: (i) receive notice of, and to attend and vote at all meetings of the shareholders of New Borealis (with each New Borealis Common Share entitling the holder thereof to one vote); (ii) receive dividends declared on the common shares; and (iii) to receive the remaining property and assets of New Borealis in the event of a liquidation, dissolution or winding up of New Borealis. In accordance with the New Borealis Governing Documents, the New Borealis Board will be authorized to issue New Borealis Preferred Shares from time to time in one or more series and to fix the rights, privileges, restrictions and conditions, if any, of such series of New Borealis Preferred Shares.

New Borealis will have customary by-laws for a public company incorporated under the OBCA. Its board of directors will consist of a maximum of 13 directors and, as opposed to Oxus’ Articles, the board will not be divided into classes and each director will be elected on an annual basis. The board of directors, the Chair of the board, the President and the Chief Executive Officer of New Borealis will have the power to call a meeting of shareholders upon notifying the shareholders at least 21 days and not more than 50 days prior to the date of any such meeting. The New Borealis’ By-laws will provide that a quorum is present at a meeting of shareholders if two persons present and holding or representing by proxy at least 33-1/3% of the shares entitled to vote at such meeting. Any question at a meeting of shareholders will be decided by a majority of the votes cast on the question unless the articles, the by-laws, the OBCA or other applicable law requires otherwise. The chair of any meeting of shareholders will not be entitled to a second or casting vote in the event that there is an equality of votes.

The New Borealis By-laws will include an advance notice provision which sets out the manner in which persons may be nominated for election to the board of directors. Among other things, the advance notice provision will provide that notice of a nomination must be provided to the board of directors, in the case of an annual meeting, not less than 30 days and not more than 65 days prior to the date of the meeting, and in the case of a special meeting (which is also not an annual meeting), not later than the close of business on the 15th day following the day that is the earlier of the date that a notice of meeting is filed for such meeting and the date on which the first public announcement of the date of the special meeting of shareholders was made. A proper notice must be in written form and set forth certain prescribed information about the proposed nominee and the nominating shareholder.

Q.     Who is Borealis?

A.     Borealis is a food technology company that has developed high-quality, affordable, sustainable, and nutritious ready-to-eat meals. Borealis is a mission driven company committed to utilizing its products to help solve national and global food security and nutrition challenges. Borealis’ commitment to nutrition, affordability and sustainability reflects its goal of positively impacting both human life and the planet.

Food and nutritional insecurity impact an estimated 821 million people across the globe, according to the World Health Organization. Food production accounts for approximately 30% of the world’s energy consumption and 22% of global greenhouse gas emissions. Feeding the world’s population a healthy diet within the earth’s boundaries requires an urgent transition to a sustainable model. While the scale of the challenge is undeniably significant, Borealis believes its innovative technology not only offers a pathway to a more sustainable future, but a potential tool in the fight against world hunger. Through the development and launch of its ready-made ramen, featuring 20 grams of complete plant-based protein per serving, Borealis is developing advanced solutions to address global food challenges.

Q.     What equity stake will current Oxus Shareholders and Borealis Shareholders have in New Borealis after the Closing?

A.     It is anticipated that, upon completion of the Business Combination, (i) the Oxus Shareholders, including Oxus’ independent directors, will own approximately 9.4% of the outstanding New Borealis Common Shares, (ii) the Sponsor will own approximately 24.4% of the outstanding New Borealis Common Shares, (iii) Borealis Shareholders will own approximately 50.3% of the outstanding New Borealis Common Shares, (iv) the Underwriters will own approximately 1.3% of the outstanding New Borealis Common Shares and (v) the New Investors will own approximately 14.6% of the outstanding New Borealis Common Shares. The expected number of New Borealis Common Shares to be issued by New Oxus and the ownership percentages set forth above are calculated based on a number of assumptions, including that (i) none of Oxus’ existing public shareholders exercise their redemption rights, (ii) 750,000 Founder Shares are forfeited by the

Sponsor pursuant to that certain Sponsor Support Agreement (as defined below); (iii) Borealis Indebtedness immediately prior to the Arrangement (as calculated in accordance with the terms of the Business Combination Agreement) will be approximately $17,000,000, and are subject to adjustment in accordance with the terms of the Business Combination Agreement, and (iv) the Sponsor Convertible Notes are fully converted to Borealis Shares in accordance with the terms of the Sponsor Note Purchase Agreement (as defined in the Business Combination Agreement) and the Plan of Arrangement. If the actual facts are different than these assumptions, the percentage ownership retained by Oxus’ existing shareholders will be different.

For example, assuming that (i) public shareholders exercise their redemption rights with regard to 1,519,743 Public Shares, the maximum number of Public Shares that could be redeemed for cash while leaving sufficient cash available to consummate the Business Combination and (ii) no additional equity securities of Oxus are issued, the Oxus Shareholders, including Oxus’ independent directors, will own approximately 2.8% of the outstanding New Borealis Common Shares, the Sponsor will own approximately 26.1% of the outstanding New Borealis Common Shares, Borealis Shareholders will own approximately 54.0% of the outstanding New Borealis Common Shares, the Underwriters will own approximately 1.4% of the outstanding New Borealis Common Shares and the New Investors will own approximately 15.7% of the outstanding New Borealis Common Shares, in each case upon completion of the Business Combination. If the actual facts are different than these assumptions, the percentage ownership retained by Oxus’ existing shareholders will be different.

Q.     Who will be the officers and directors of New Borealis if the Business Combination is consummated?

A.     The Business Combination Agreement provides that, immediately following the consummation of the Business Combination, the New Borealis Board will be comprised of seven directors, including two directors nominated by Borealis, two directors nominated by the Sponsor, one director nominated by Belphar Ltd. and two independent directors.

Upon the Closing, the initial directors of New Borealis are expected to be Reza Soltanzadeh, Barthelemy Helg, [•], [•], [•], [•] and [•].

Q.     What conditions must be satisfied to complete the Business Combination?

A.     There are a number of closing conditions in the Business Combination Agreement that must be satisfied or waived in order to complete the Business Combination, including, among others, that (i) receipt of approval by the shareholders of each of Oxus and Borealis, (ii) receipt of all pre-Closing approvals or clearances reasonably required under any applicable antitrust laws and foreign direct investment laws, including approval under the Investment Canada Act, (iii) receipt of all required third-party consents by Borealis, (iv) no law or order will have been passed preventing the consummation of the Business Combination, (v) after giving effect to the redemptions, Oxus has at least $5,000,001 of net tangible assets as required by its Articles and as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act, (vi) the amount of Closing Available Cash is at least $30,000,000, and (vii) the registration statement on Form S-4 which includes this proxy statement/prospectus (the “Registration Statement”) has been declared effective by the SEC. The obligations of Oxus and Newco to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) no occurrence of Borealis Material Adverse Effect, (ii) delivery of certain required consents, documents and certificates, (iii) delivery of the audited consolidated balance sheet of Borealis as of December 31, 2021 and the audited consolidated balance sheet of Borealis as of December 31, 2022, and the related audited consolidated statements of income of Borealis for such years, each audited in accordance with the auditing standards of the PCAOB, together with an audit report thereon from the Company’s independent public accountants, (iv) Borealis Indebtedness not exceeding $17,000,000 and (v) obtaining the ICA Approval (which has already been obtained). The obligation of Borealis to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) no occurrence of an Oxus Material Adverse Effect, (ii) delivery of certain required consents, documents and certificates, and (iii) listing on Nasdaq or another agreed upon national securities exchange. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “The Business Combination Agreement.”

Q.     What happens if I sell my Oxus Shares before the Meeting?

A.     The record date for the Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your Oxus Shares after the record date, but before the Meeting, unless the transferee obtains from you a proxy to vote those Oxus Shares, you will retain your right to vote at the Meeting. However, you will not be entitled to receive any New Borealis Common Shares following the Closing because only Oxus Shareholders on the date of the Closing will be entitled to receive shares of New Borealis Common Shares in connection with the Closing.

Q.     What vote is required to approve the proposals presented at the Meeting of Oxus Shareholders?

A.     The approval of each of the Share Issuance Proposal, the Incentive Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the Oxus Shares present virtually, in person or represented by proxy and entitled to vote at the Meeting.

The approval of each of the Business Combination Proposal, the Continuance Proposal and the Governing Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the Oxus Shares present virtually, in person or represented by proxy and entitled to vote at the Meeting of shareholders.

Accordingly, if a shareholder fails to attend virtually or in person at the Meeting or fails to submit a valid proxy (or have its broker or other nominee submit one on its behalf), such Oxus Shares will not be counted for the purposes of establishing a quorum. If a shareholder does not attend the Meeting (virtually or in person) or appoint a proxy, such shares will not be counted for the purposes of any vote. Abstentions, shares represented at the Meeting online or by proxy but not voted on one or more proposals, or a broker non-vote, so long as the shareholder has given the broker or other nominee voting instructions on at least one of the proposals in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. However, neither a shareholder’s failure to vote online or by proxy, a broker non- vote nor an abstention will be considered a vote cast at the Meeting and thus will have no effect on the outcome of any of the proposals presented at the Meeting. If you sign and return your proxy card without indicating how you wish to vote, with respect to any proposal presented at the Meeting, your proxy will be voted in favor of such proposal.

Q.     Do Borealis’ shareholders need to approve the Business Combination?

A.     Yes. It is a condition to Closing that Borealis Shareholders approve the Arrangement and related transactions. Such approvals are expected to be obtained at the Borealis Shareholders Meeting to be held on or about [•] 2023. In addition, the Final Order approving the Arrangement is expected to be obtained from the Ontario Superior Court of Justice (Commercial List) shortly after the Borealis Shareholders approve the Arrangement and related transactions at the Borealis Shareholders Meeting.

Q.     Do Borealis’ shareholders have dissent rights?

A.     Borealis Shareholders were not granted and do not have dissent rights in connection with the Arrangement.

Q.     May Oxus, the Sponsor or Oxus’ directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A.     In connection with the shareholder vote to approve the proposed Business Combination, Oxus may privately negotiate transactions to purchase Oxus Shares prior to the Closing from its shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account without the prior written consent of Borealis. None of the Sponsor or Oxus’ directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Such a purchase would include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Oxus’ directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the trust account. The purpose of these purchases would be to increase the amount of cash available to Oxus for use in the Business Combination.

Q.     How many votes do I have at the Meeting?

A.     Oxus’ shareholders are entitled to one vote at the Meeting for each Oxus Share held of record as of the record date. As of the close of business on the record date, there were 6,561,968 outstanding Oxus Shares, of which 2,249,468 are Class A Shares originally sold as part of the units in Oxus’ IPO, 1,500,000 are Class A Shares converted from 1,500,000 Class B Shares on a one-to-one basis on April 5, 2023 and 2,812,500 are Class B Shares that were issued to the Sponsor as Founder Shares (of which 150,000 Founder Shares were transferred to each of Oxus’ independent directors).

Q.     How will the Oxus Initial Shareholders of Oxus vote?

A.     Concurrently with the execution of the Business Combination Agreement, Oxus, Sponsor and Borealis entered into a Sponsor Support Agreement with the Oxus Initial Shareholders, pursuant to which, among other things, such holders agreed to (i) vote its Founder Shares in favor of the Business Combination and the Oxus Proposals, (ii) not redeem its Founder Shares, (iii) waive certain of its anti-dilution rights, (iv) convert the Sponsor Convertible Notes, and (v) forfeit certain of its Founder Shares as a part of incentive equity compensation for directors, officers and employees of New Borealis (subject to terms and conditions set forth in the Sponsor Support Agreement).

Q.     What interests do Oxus’ current officers and directors have in the Business Combination?

A.     Oxus’ directors and executive officers may have interests in the Business Combination that are different from, in addition to or in conflict with, yours. These interests include:

•        the beneficial ownership of the Sponsor and certain of Oxus’ directors of an aggregate of 2,812,500 Founder Shares and 1,500,000 restricted Class A Shares, which shares would become worthless if Oxus does not complete a Business Combination within the applicable time period, as the Sponsor and independent directors of Oxus have waived any right to redemption with respect to these shares. Such shares have an aggregate market value of approximately $[•] million based on the closing price of Class A Shares of $[•] on the Nasdaq on [•], 2023, the record date for the Meeting;

•        the Sponsor and Oxus’ directors and officers are expected to hold an aggregate of approximately 16% of the outstanding New Borealis Common Shares upon the consummation of the Business Combination;

•        Oxus’ directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Oxus’ behalf incident to identifying, investigating and consummating a Business Combination to the extent such expenses exceed the amount not required to be retained in the trust account, unless a Business Combination is consummated;

•        the potential continuation of certain of Oxus’ directors as directors of New Borealis;

•        the continued indemnification of current directors and officers of Oxus and the continuation of directors’ and officers’ liability insurance after the Business Combination; and

•        the Sponsor provided Borealis with financing pursuant to the Sponsor Convertible Notes for an aggregate principal amount of $20 million, which funding was completed by the Sponsor on December 9, 2022. The Sponsor Convertible Notes issued to the Sponsor will convert into Borealis Shares at the Closing.

These interests may influence Oxus’ directors in making their recommendation to vote in favor of the approval of the Business Combination Proposal. Please read the section entitled “The Business Combination — Interests of Oxus’ Directors and Officers in the Business Combination.”

Q.     Did Oxus Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     Yes. On February 22, 2023, at a meeting of Oxus Board, Scalar, LLC (“Scalar”) rendered its oral opinion to Oxus Board, subsequently confirmed in writing, as to the fairness, from a financial point of view, as of such date, to the Class A Shareholders (for purposes of such opinion and this proxy statement/prospectus, other than Borealis, the Sponsor and their respective affiliates, which are referred to collectively as the Excluded Parties) of the Consideration (as defined in such opinion) to be paid by Oxus pursuant to the Business Combination Agreement (without giving effect to any impact of the Business Combination on any particular Class A Shareholder other than in its capacity as a Class A Shareholder), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion.

The full text of Scalar’s written opinion, dated February 22, 2023, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex L. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s advisory services and opinion were provided for the information and assistance of Oxus Board and the opinion does not constitute a recommendation as to how any shareholder of Oxus should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.

Q.     What happens if the Business Combination Proposal is not approved?

A.     If the Business Combination Proposal is not approved and Oxus does not consummate a Business Combination by the Extended Date, or amend the Oxus Articles to extend the date by which Oxus must consummate an Initial Business Combination, Oxus will be required to dissolve and liquidate the trust account.

Q.     Do I have redemption rights?

A.     If you are a holder of Public Shares, you may redeem, prior to the Continuance, your Public Shares for cash equal to your pro rata share of the aggregate amount on deposit in the trust account, which holds the proceeds of Oxus’ IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to Oxus to pay its income taxes and for working capital purposes. The per-share amount Oxus will distribute to holders who properly redeem their shares will not be reduced by the deferred underwriting commissions Oxus will pay to the Underwriters if the Business Combination is consummated. Holders of the outstanding warrants issued in Oxus’ IPO (the “Public Warrants”) do not have redemption rights with respect to such warrants in connection with the Business Combination. The Sponsor and independent directors of Oxus have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after Oxus’ IPO in connection with the completion of Oxus’ Initial Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on funds in the trust account of approximately $[•] on [•], the estimated per share redemption price would have been approximately $[•]. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the trust account, including interest earned on the funds held in the trust account and not previously released to Oxus to pay taxes, in connection with the liquidation of the trust account.

Q.     Is there a limit on the number of Public Shares I may redeem?

A.     A public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares. Accordingly, all shares in excess of 15% of the Public Shares owned by a holder will not be redeemed. On the other hand, a public shareholder who holds less than 15% of the Public Shares may redeem all of the Public Shares held by him or her for cash.

Q.     Will how I vote affect my ability to exercise redemption rights?

A.     No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus, or do not vote your shares. As a result, the Business Combination Proposal, the Continuance Proposal, the Governing Documents Proposals, the Share Issuance Proposal, and the Incentive Plan Proposal can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the continued listing standards of the Nasdaq.

It is a condition to Closing under the Business Combination Agreement, however, that in the aggregate, the Closing Available Cash is no less than $30,000,000. Based on the fair value of the marketable securities held in the trust account and assuming Borealis Indebtedness is $17,000,000, Oxus would be unable to meet this closing condition if 1,519,743 Class A Shares, or 67.6% of the outstanding Class A Shares, or more are redeemed. If redemptions by public shareholders cause Oxus to be unable to meet this closing condition, then Oxus and Borealis will not be required to consummate the Business Combination, although they may, in their sole discretion, waive this condition.

Q.     How do I exercise my redemption rights?

A.     In order to exercise your redemption rights, you must, prior to 5:00 p.m. Eastern time on [•], 2023 (two business days before the Meeting), (i) submit a written request to Oxus’ transfer agent that Oxus redeem your Public Shares for cash, and (ii) deliver your share certificates to Oxus’ transfer agent physically or electronically through DTC. The address of Continental Stock Transfer & Trust Company, Oxus’ transfer agent, is listed under the question “Who can help answer my questions?” below. Oxus requests that any requests for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your share certificates generally will be faster than delivery of physical share certificates.

A physical share certificate will not be needed if your share certificates are delivered to Oxus’ transfer agent electronically. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Oxus’ transfer agent will need to act to facilitate the request. It is Oxus’ understanding that shareholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because Oxus does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical share certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Oxus’ consent, until the vote is taken with respect to the proposals to be presented at the Meeting. If you delivered your share certificates for redemption to Oxus’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Oxus’ transfer agent return the share certificates (physically or electronically). Such requests may be made by contacting Oxus’ transfer agent at the phone number or address listed under the question “Who can help answer my questions?”

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences for U.S. Holders Exercising Redemption Rights.” If you are a U.S. Holder of Class A Shares contemplating exercise of your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q.     Will holders of Oxus Shares be taxed on the New Oxus Common Shares received in the Continuance or the New Borealis Common Shares received in the Amalgamations?

A.     Subject to the limitations and qualifications described in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders” below, the Continuance and the Amalgamations are generally intended to be tax-deferred to U.S. Holders (as defined in the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders”) of Class A Shares and Public Warrants for U.S. federal income tax purposes, except to the extent that U.S. Holders of Class A Shares receive cash pursuant to the exercise of redemption rights.

The tax consequences of the Continuance and the Amalgamations/Arrangement are complex and will depend on your particular circumstances. For a more complete discussion of the U.S. federal income tax considerations of the Continuance and Amalgamations/Arrangement, see the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the Continuance and the Amalgamations to U.S. Holders.” If you are a U.S. Holder exchanging Class A Shares or Public Warrants in the Continuance or exchanging Class A common shares or warrants to purchase Class A common shares of New Borealis in the Amalgamations, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q.     If I hold warrants, can I exercise redemption rights with respect to my warrants?

A.     No. There are no redemption rights with respect to the warrants.

Q.     Do I have appraisal rights if I object to the proposed Business Combination?

A.     No. There are no appraisal rights available to Oxus Shareholders in connection with the Business Combination.

Q.     What happens to the funds held in the trust account upon consummation of the Business Combination?

A.     If the Business Combination is consummated, the funds held in the trust account will be released to pay Oxus Shareholders who properly exercise their redemption rights. Any additional funds available for release from the trust account will be used for general corporate purposes of New Borealis following the Business Combination. As of [•], 2023, based on the fair value of the marketable securities held in the trust account, the amount of funds (in cash and marketable securities) in the trust account was $[•].

Q.     What happens if the Business Combination is not consummated?

A.     There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, Oxus is unable to complete a Business Combination by the Extended Date, or amend its Articles to extend the date by which Oxus must consummate an Initial Business Combination, the Articles provide that Oxus will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to Oxus, divided by the number of then Public Shares in issue, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Oxus’ remaining shareholders and Oxus Board, dissolve and liquidate, subject in each case to Oxus’ obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. See the section entitled “Risk Factors — Risks Related to Oxus and the Business Combination — Oxus may not be able to consummate the Business Combination or an Initial Business Combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem public shares and liquidate, in which case the public shareholders may only receive $[•] per share, or less than such amount in certain circumstances, and the warrants will expire worthless” and “— Oxus Shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.” Holders of Founder Shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to outstanding warrants. Accordingly, the warrants will expire worthless.

Q.     When is the Business Combination expected to be completed?

A.     It is currently anticipated that the Business Combination will be consummated as soon as reasonably practicable following the Meeting, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived.

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Agreement.”

Q.     What do I need to do now?

A.     You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.     How do I attend the Meeting virtually?

A.     You will be able to virtually attend, vote your shares and submit questions during the Meeting via a live audio webcast by pre-registering at [•]. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. However, if your shares are held in the name of your broker, bank, or other nominee, you must get a legal proxy from the broker, bank or other nominee. That is the only way Oxus can be sure that the broker, bank, or nominee has not already voted your shares. Once you have your legal proxy, contact Continental Stock Transfer & Trust Company to have a control number generated. Continental Stock Transfer & Trust Company contact information is as follows: 917-262-2373, or email proxy@continentalstock.com. Please allow up to 72 hours prior to the Meeting for processing your control number.

Q.     How do I vote?

A.     If you were a holder of record of Oxus Shares on [•], 2023, the record date for the Meeting, you may vote with respect to the applicable proposals virtually or in person at the Meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Meeting and vote virtually or in person, obtain a proxy from your broker, bank or nominee.

Q.     What will happen if I abstain from voting or fail to vote at the Meeting?

A.     Abstentions, shares represented at the Meeting online or by proxy but not voted on one or more proposals, will count as present for the purposes of establishing a quorum. However, an abstention will not be considered a vote cast at the Meeting and thus will have no effect on the outcome of the any of the proposals presented at the Meeting. If you sign and return your proxy card without indicating how you wish to vote, with respect to any proposal presented at the Meeting, your proxy will be voted in favor of such proposal.

Q.     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.     Signed and dated proxies received by Oxus without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Q.     Do I need to attend the Meeting to vote my shares?

A.     No. You are invited to attend the Meeting either virtually or in person to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the Meeting to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. Oxus encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.     If I am not going to attend the Meeting virtually or in person, should I return my proxy card instead?

A.     Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q.     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes, so long as the shareholder has given the broker or other nominee voting instructions on at least one of the proposals in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. However, a broker non-vote will not be considered a vote cast at the Meeting and thus will have no effect on the outcome of the any of the proposals presented at the Meeting. However, in no event will a broker non-vote also have the effect of exercising your redemption rights for a pro rata portion of the trust account, and therefore no shares as to which a broker non-vote occurs will be redeemed in connection with the proposed Business Combination.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. You may change your vote by sending a later-dated, signed proxy card to [•], at [•] prior to the vote at the Meeting, or attend the Meeting virtually or in person and vote either virtually or in person. You also may revoke your proxy by sending a notice of revocation to [•], provided such revocation is received prior to the vote at the Meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.     What should I do if I receive more than one set of voting materials?

A.     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.     What is the quorum requirement for the Meeting?

A.     A quorum of Oxus Shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if a majority of the Oxus Shares held by individuals are present in person, virtually or by proxy (or if held by a corporation or other non-natural person, by its duly authorized representative or proxy). Pursuant to the Articles, if a quorum is not present within half an hour from the time appointed for the Meeting to commence, the Meeting will stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as Oxus Board may determine, and if at the adjourned Meeting a quorum is not present within half an hour from the time appointed for the Meeting to commence, the shareholders present will be a quorum.

As of the record date for the Meeting, 3,280,985 Oxus Shares would be required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you attend virtually or in person at the Meeting. If a shareholder fails to attend virtually or in person at the Meeting or fails to submit a valid proxy (or have its broker or other nominee submit one on its behalf), such shares will not be counted for the purposes of establishing a quorum. If a shareholder does not attend the Meeting or appoint a proxy, such shares will not be counted for the purposes of any vote. Abstentions, shares represented at the Meeting online or by proxy but not voted on one or more proposals, or a broker non-vote, so long as the shareholder has given the broker or other nominee voting instructions on at least one of the proposals in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. However, neither a shareholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a vote cast at the Meeting and thus will have no effect on the outcome of the any of the proposals presented at the Meeting.

Q.     What happens to the warrants I hold if I vote my Class A Shares against approval of the Business Combination Proposal and the other proposals presented at the Meeting and validly exercise my redemption rights?

A.     Properly exercising your redemption rights as an Oxus Shareholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal or any of the other proposals described in this proxy statement/prospectus. If the Business Combination is not completed, you will continue to hold your warrants, and if Oxus does not otherwise consummate an Initial Business Combination by the Extended Date or amend the Articles to extend the date by which Oxus must consummate an Initial Business Combination, Oxus will be required to dissolve and liquidate, and your warrants will expire worthless.

Q.     Who will solicit and pay the cost of soliciting proxies?

A.     Oxus and Borealis will pay the cost of soliciting proxies for the Meeting equally, subject to certain exceptions. Oxus has engaged [•] to assist in the solicitation of proxies for the Meeting. Oxus and Borealis have agreed to pay [•] a fee of $[•]. Oxus and Borealis will reimburse [•] for reasonable out-of-pocket expenses and will indemnify [•] and its affiliates against certain claims, liabilities, losses, damages, and expenses. Oxus and Borealis also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Oxus Shares for their expenses in forwarding soliciting materials to beneficial owners of Oxus Shares and in obtaining voting instructions from those owners. Oxus’ directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or virtually. They will not be paid any additional amounts for soliciting proxies.

Q.     Who can help answer my questions?

A.     If you have questions about the shareholder proposals, or if you need additional copies of this proxy statement/prospectus, or the proxy cards you should contact Oxus’ proxy solicitor:

[•]

You may also contact Oxus at:

Oxus Acquisition Corp.
300/26 Dostyk Avenue
Almaty, Kazakhstan 050020
Telephone: +7(727)355-8021
Attention: Kanat Mynzhanov, Chief Executive Officer

To obtain timely delivery, Oxus Shareholders must request the materials no later than five business days prior to the Meeting.

You may also obtain additional information about Oxus by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your share certificates (either physically or electronically) to Oxus’ transfer agent prior to 5:00 p.m., New York time, on the second business day prior to the Meeting. If you have questions regarding the certification of your position or delivery of your share certificates, please contact:

Continental Stock Transfer & Trust Company
1 State Street — 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Oxus Acquisition Corp. (p. 188)

Oxus is a blank check company incorporated as a Cayman Islands exempted company. Oxus was formed for the purpose of entering into a merger, capital share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which we refer to as a “target business.”

Oxus’ units, common shares, and warrants trade on Nasdaq under the symbols “OXUSU,” “OXUS” and “OXUSW,” respectively.

The mailing address of Oxus’ principal executive office is 300/26 Dostyk Avenue, Almaty, Kazakhstan 050020, and its telephone number is +7(727)355-8021.

1000397116 Ontario Inc. (p. 132)

Newco is a corporation incorporated under the laws of the Province of Ontario, Canada. Its principal office is located at 79 Wellington Street West, Suite 3000, Toronto, Ontario M5K 1N2. Newco was formed for the purpose of effecting the Business Combination.

Borealis Foods Inc. (p. 167)

Borealis is a food technology company that has developed high-quality, affordable, sustainable, and nutritious ready-to-eat meals. Borealis is a mission-driven company committed to utilizing its products to help solve national and global food security and nutrition challenges. Borealis’ commitment to nutrition, affordability and sustainability reflects its goal of positively impacting both human life and the planet.

Food and nutritional insecurity impact an estimated 821 million people across the globe, according to the World Health Organization. Food production accounts for approximately 30% of the world’s energy consumption and 22% of global greenhouse gas emissions. Feeding the world’s population a healthy diet within the earth’s boundaries requires an urgent transition to a sustainable model. While the scale of the challenge is undeniably significant, Borealis believes its innovative technology not only offers a pathway to a more sustainable future, but a potential tool in the fight against world hunger.

Through the development and launch of its ready-made ramen, featuring 20 grams of complete plant-based protein per serving, Borealis is developing advanced solutions to address global food challenges. Borealis’ innovative model and products have allowed it to appeal to a broad range of consumers, positioning Borealis to compete directly in the estimated global ramen market, which was estimated at $54.6 billion in 2022. Borealis’ strategy includes partnering with Non-Governmental Organizations (“NGOs”), government programs, and food services to offer these and other products to institutional clients such as schools and other organizations that help feed those with insufficient access to nutritious meals.

Borealis’ initial product line vertical is ramen noodles. Palmetto Gourmet Foods or (“PGF”), its U.S. subsidiary, uses Borealis’ innovative technology to make Chef Woo ramen, the first high-protein plant-based ramen meal on the market. Made with organic ingredients, Chef Woo ramen is Kosher and Halal certified, vegan and vegetarian certified, egg and dairy-free, with no added MSG, and is TBHQ free. In addition to Chef Woo, PGF also produces a range of other plant-based ramen products, including Ramen Express — its lower-cost premium ramen. All its cup products are packaged in paper with 100% recyclable materials. Its products are currently available in approximately 20,000 points of distribution primarily in the U.S. and Canada, with future expansion planned into several countries in Europe. PFG’s products can be found across several channels of mass merchandisers (Walmart), club stores (Costco), limited assortments retailers (Aldi and Save-a-lot), traditional supermarkets (Albertson, Winn-Dixie, and Save Mart), regional retailer channels, and e-commerce distributors (Amazon and Walmart.com).

Research, development, and innovation are core elements of Borealis’ business strategy, which Borealis see as a critical competitive advantage. Through its continuous R&D and partnerships with other advanced food-tech companies, Borealis’ team focuses on making continuous improvements to its existing technology and product formulations, in addition to developing new products across its platform.

Borealis has increased its gross revenues from $14.26 million in 2021 to $27.48 million in 2022, representing 91.4% year-over-year growth. In the three months ended March 31, 2023, its gross revenues were $8.70 million, a 70% increase from $5.11 million for the three months ended March 31, 2022. Borealis intends to continue to invest in innovation, supply chain capabilities, manufacturing, and marketing initiatives, as Borealis believes the demand for its products will continue to accelerate across retail and e-commerce channels. In addition, Borealis plans to develop additional channels for its products through NGOs, government programs, and food services.

Borealis Foods Inc. is a corporation incorporated under the laws of Canada. Its principal office is located at 1540 Cornwall Rd., Suite 104, Oakville, Ontario L6J7W5, Canada, Telephone (905)-278-2200.

The Business Combination

The Business Combination Agreement (p. 102)

On February 23, 2023, Oxus and Newco entered into the Business Combination Agreement with Borealis. Pursuant to the Business Combination Agreement, on the day prior to the Closing Date, Oxus intends to de-register as an exempted company in the Cayman Islands and domesticate and continue as New Oxus, a corporation continued under the OBCA. On the Closing Date, as part of the Arrangement and in accordance with the terms of the Plan of Arrangement, each of the following transactions will occur and be deemed to occur in the following successive order (effective as at five-minute intervals starting at the Arrangement Effective Time):

•        the Borealis Convertible Instruments (which exclude (A) any convertible financing instrument of Borealis that will be repaid prior to the Closing in accordance with its terms, (B) the Remaining Borealis Convertible Instruments, and (C) the New Investor Convertible Notes) will, without further action by or on behalf of a holder of Borealis Convertible Instruments, be converted into Borealis Shares pursuant to their terms and the terms of any applicable conversion agreements;

•        all Borealis Options outstanding immediately prior to the Arrangement Effective Time will be fully vested and exercised for Borealis Shares having a fair market value equal to the aggregate fair market value of the Borealis Shares underlying the outstanding Borealis Options minus the aggregate exercise price of such Borealis Options;

•        the Borealis Amalgamation will be completed, with Amalco surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the Borealis Amalgamation, among other things: (i) each Borealis Share (including all Borealis Shares issuable upon the deemed exercise of Borealis Options pursuant to the Arrangement and the conversion of the Borealis Convertible Instruments), without any action on the part of New Oxus, Borealis, Newco or the Borealis Shareholders will be exchanged for, in accordance with the Exchange Spreadsheet, the number of New Oxus Common Shares equal to the Exchange Rate; and (ii) each common share of Newco held by New Oxus will be exchanged for an Amalco Share on a one-for-one basis;

•        the New Oxus Amalgamation will be completed with New Borealis surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the New Oxus Amalgamation, among other things: (i) each issued and outstanding Amalco Share immediately prior to such amalgamation will be cancelled without any repayment of capital in respect thereof; (ii) no securities will be issued and no assets will be distributed by New Borealis as a result of such amalgamation; (iii) the issued and outstanding New Oxus Common Shares immediately prior to such amalgamation will survive and continue as New Borealis Common Shares; and (iv) the stated capital of New Borealis Common Shares will be equal to the stated capital of the New Oxus Common Shares immediately before the New Oxus Amalgamation; and

•        the New Investor Convertible Notes will be converted into New Borealis Common Shares pursuant to the terms of the applicable New Investor Note Purchase Agreement.

For information regarding the treatment of Borealis Options in the Business Combination, please see the section entitled “Business Combination Agreement — Consideration to Borealis Equityholders in the Business Combination.”

Consideration to be Received in the Business Combination (p. 105)

At Closing, Borealis Shares outstanding as of immediately prior to the effective date of the Borealis Amalgamation will be exchanged for a right to receive a number of New Borealis Common Shares. Borealis Shareholders are expected to receive a number of New Borealis Common Shares equal to the quotient of (a) $150,000,000, (i) if the Company Closing Net Indebtedness is a positive amount, minus the Company Closing Net Indebtedness, or (ii) if the Company Closing Net Indebtedness is a negative amount, plus the absolute value of the Company Closing Net Indebtedness (such resulting amount, the “Borealis Value”) divided by (b) $10.00 (the “Aggregate Transaction Consideration”). The Exchange Rate is equal to the quotient obtained by dividing the Aggregate Transaction Consideration by the aggregate number of Borealis Shares issued and outstanding immediately prior to the effective time of Borealis Amalgamation. Assuming that the Aggregate Transaction Consideration is 13,300,000 New Oxus Common Shares, and based on 162,353,749 Borealis Shares issued and outstanding as of March 31, 2023 (which does not take into account any Borealis Options to be vested at Closing), the Exchange Rate would be equal to approximately 0.069. The Exchange Rate is expected to fluctuate and is positively related to the Aggregate Transaction Consideration and negatively related to the number of issued and outstanding Borealis Shares immediately prior to the effective date of the Borealis Amalgamation. For further details, see “Business Combination Proposal — Conditions to Borealis Equityholders in the Business Combination.”

Conditions to the Closing (p. 106)

The obligation of Oxus, Borealis and Newco to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) receipt of approval by the shareholders of each of Oxus and Borealis, (ii) receipt of all pre-Closing approvals or clearances reasonably required under any applicable antitrust laws and foreign direct investment laws, including approval under the Investment Canada Act, (iii) receipt of all required third-party consents by Borealis, (iv) no law or order will have been passed preventing the consummation of the Business Combination, (v) after giving effect to the redemptions, Oxus has at least $5,000,001 of net tangible assets as required by its Articles and as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act, (vi) the amount of Closing Available Cash is at least $30,000,000, and (vii) the registration statement on Form S-4 which includes this proxy statement/prospectus (the “Registration Statement”) has been declared effective by the SEC.

The obligations of Oxus and Newco to consummate the Business Combination also are subject to the fulfillment of other closing conditions, including, but not limited to, (i) no occurrence of a Borealis Material Adverse Effect, (ii) delivery of certain required consents, documents and certificates, (iii) delivery of the audited consolidated balance sheet of Borealis as of December 31, 2021 and the audited consolidated balance sheet of Borealis as of December 31, 2022, and the related audited consolidated statements of income of Borealis for such years, each audited in accordance with the auditing standards of the PCAOB, together with an audit report thereon from the Company’s independent public accountants, (iv) Borealis Indebtedness not exceeding $17,000,000 and (v) obtaining the ICA Approval (which has already been obtained). The obligation of Borealis to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) no occurrence of an Oxus Material Adverse Effect, (ii) delivery of certain required consents, documents, and certificates, and (iii) listing on Nasdaq or another agreed upon national securities exchange. For further details, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Termination Rights (p. 113)

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•        by mutual agreement of Oxus and Borealis;

•        by either Oxus or Borealis for the other party’s uncured breach;

•        by either Oxus or Borealis, if a governmental authority has passed a law or order preventing the consummation of the Business Combination;

•        by either Oxus or Borealis, if the Closing does not occur by the Outside Date;

•        by either Oxus or Borealis, if either (A) any of the Oxus Proposals (other than the Adjournment Proposal) fails to receive the requisite approval from Oxus Shareholders or (B) Borealis required shareholder approval has not been obtained from Borealis Shareholders;

•        by Oxus, if the PCAOB audited financial statements have not been delivered to Oxus by Borealis on or before May 30, 2023; or

•        by Oxus, upon occurrence of a Borealis Material Adverse Effect.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of a willful or material breach of any covenant or agreement under the Business Combination Agreement or fraud (involving scienter) prior to such termination.

For more information, see the section entitled “The Business Combination Agreement — Termination of the Business Combination Agreement.”

Certain Agreements Related to the Business Combination Agreement

Shareholder Support Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and certain Borealis Shareholders entered into Shareholder Support Agreements pursuant to which, among other things, such Borealis Shareholders have agreed to vote their Borealis shares in favor of the Business Combination and not sell or transfer their Borealis Shares.

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Shareholder Support Agreement.”

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and the Sponsor entered into the Sponsor Support Agreement pursuant to which, among other things, Sponsor agreed to (A) vote its Founder Shares in favor of the Business Combination and the Oxus Proposals, (B) not redeem its Founder Shares, (C) waive certain of its anti-dilution rights, (D) convert the Sponsor Convertible Notes, and (E) forfeit certain Sponsor Founder Shares as a part of incentive equity compensation for directors, officers and employees of New Borealis (subject to the terms and conditions set forth in the Sponsor Support Agreement).

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Support Agreement.”

Registration Rights Agreements

In connection with the Closing, Oxus and certain Borealis Shareholders and certain Oxus Shareholders (the “Holders”) will enter into the Registration Rights Agreement, pursuant to which Oxus will be obligated to file a registration statement to register the resale of certain securities of Oxus held by the Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Registration Rights Agreements.”

Lock-Up Agreements

In connection with the Closing, Oxus and certain directors/officers/five percent or greater shareholders of Borealis (the “Subject Party”) will enter into Lock-Up Agreements, pursuant to which (A) 50% of the shares of New Borealis held by the Subject Party (the “Restricted Securities”) will be locked-up during the period commencing from the Closing and ending on the earlier to occur of (i) 12 months after the date of the Closing and (ii) the date on which the closing price of common shares of New Borealis equals or exceeds $12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any 20 trading days within a 30-trading day period starting after the Closing, and (B) 50% of the Restricted Securities will be locked-up during the period commencing from the Closing and ending on 12 months after the date of the Closing, subject to certain specifications and exceptions.

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Lock-Up Agreements.”

New Investor Note Purchase Agreements

During the period from the signing of the Business Combination Agreement and until the earlier of (A) the termination of the Business Combination Agreement in accordance with its terms or (B) the Closing, Borealis may execute the New Investor Note Purchase Agreements with a potential investor or potential investors, in each case, introduced to Borealis by the Sponsor. On February 8, 2023, a New Investor Note Purchase Agreement for an amount of $20,000,000 was executed by Belphar Ltd. On March 3, 2023, a New Investor Note Purchase Agreement for an amount of $5,000,000 was executed by Saule Algaziyeva. The Minimum Cash Condition set forth in the Business Combination Agreement will be reduced by any cash amounts received by Borealis prior to the Closing in connection with (A) the New Investor Convertible Note Financing, including $25,000,000 received to date, or (B) any Permitted Company Financing. All New Investor Convertible Notes issued pursuant to the New Investor Note Purchase Agreements will convert into New Borealis Common Shares immediately following the New Oxus Amalgamation. Any and all funding received by Borealis at any time prior to the Closing in connection with the New Investor Convertible Note Financing will be included in the calculation of the Closing Available Cash.

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — New Investor Note Purchase Agreement.”

Impact of the Business Combination on New Borealis’ Public Float and Dilution to Public Shareholders

It is anticipated that, upon completion of the Business Combination: (1) the Sponsor will have a beneficial ownership interest of approximately 24.4% of the outstanding New Borealis Common Shares; (2) Oxus public shareholders will retain an ownership interest of approximately 8.7% of the outstanding New Borealis Common Shares; (3) the former Borealis Shareholders will own approximately 50.3% of the outstanding New Borealis Common Shares; (4) New Investors will own approximately 14.6% of the outstanding New Borealis Common Shares; (5) EarlyBirdCapital will have a beneficial ownership interest of approximately 0.65% of the outstanding New Borealis Common Shares and (6) Sova Capital will have a beneficial ownership interest of approximately 0.65% of the outstanding New Borealis Common Shares. These levels of ownership interest: (a) exclude the impact of the Oxus Class A Shares underlying warrants; (b) assume that no public shareholder exercises redemption rights with respect to its public shares for a pro rata portion of the funds in the trust account; (c) solely for the purpose of illustration, assume conversion of the New Investor Convertible Notes and the Sponsor Convertible Notes to Borealis

Shares as of March 31, 2023; and (d) assume the issuance of all shares under the Incentive Plan, which shares have been reserved under the Incentive Plan and are a part of the Aggregate Transaction Consideration. See the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 5 — The Incentive Plan Proposal” of this proxy statement/prospectus for additional information.

The following tables illustrate varying ownership levels in New Borealis, assuming no redemptions by public shareholders and the contractual maximum redemptions by public shareholders, with the percentage of outstanding shares based on New Borealis Common Shares and further assuming: (a) solely for the purpose of illustration, conversion of the New Investor Convertible Notes and the Sponsor Convertible Notes to Borealis Shares and (b) no exercise of warrants by Public Shareholders:

Pro Forma Ownership (No Redemption)(1)	New Borealis Common Shares	% of Outstanding Shares
Public Shareholders	1,949,468	8.7%
Sponsor and Oxus Directors(4)	5,603,465	25.1%
EarlyBirdCapital(3)	150,000	0.65%
Sova Capital(3)	150,000	0.65%
Existing Borealis Shareholders	11,259,035	50.3%
New Investors	3,274,348	14.6%
	22,386,316	100.0%
Pro Forma Ownership (Contractual Maximum Redemption)(2)	New Borealis Common Shares	% of Outstanding Shares
Public Shareholders	429,725	2.1%
Sponsor and Oxus Directors(4)	5,603,465	26.8%
EarlyBirdCapital(3)	150,000	0.7%
Sova Capital(3)	150,000	0.7%
Existing Borealis Shareholders	11,259,035	54.0%
New Investors	3,274,348	15.7%
	20,866,573	100.0%

____________

(1)      Assumes no redemption of any shares by Public Shareholders.

(2)      Assumes contractual maximum redemption of public shares (1,519,743 public shares) using a per-share redemption price of $10.65.

(3)      Assumes no shares purchased in the open market.

(4)      Consists of 3,412,500 shares to be beneficially owned by the Sponsor (including 2,040,965 shares to be issued upon conversion of the Sponsor Convertible Note) and 150,000 shares to be beneficially owned by Oxus directors.

Oxus’ public shareholders that do not elect to redeem their Class A Shares will experience significant dilution as a result of the proposed Business Combination. The Oxus public shareholders currently own 29.7% of Oxus’ ordinary shares. As noted in the above table, if no public shareholders redeem their Class A Shares in the proposed Business Combination, the Oxus public shareholders will go from owning 29.7% of Oxus’ ordinary shares prior to the Business Combination to owning 8.7% of New Borealis Common Shares, and Oxus’ public shareholders will own 2.1%, assuming the maximum number of the Oxus Class A Shares are redeemed in connection with the proposed Business Combination, respectively.

Interests of Certain Persons in the Business Combination (p. 96)

When you consider the recommendation of Oxus Board in favor of approval of the Business Combination Proposal, the Continuance Proposal, the Governing Documents Proposals, the Share Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal, you should keep in mind that certain of Oxus’ directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•        the beneficial ownership of the Sponsor and certain of Oxus’ directors of an aggregate of 2,812,500 Founder Shares and 1,500,000 restricted Class A shares, which shares would become worthless if Oxus does not complete a business combination within the applicable time period, as the Sponsor and independent directors of Oxus have waived any right to redemption with respect to these shares. Such shares have an aggregate market value of approximately $[•] million based on the closing price of Class A Shares of $[•] on the Nasdaq on [•], 2023, the record date for the Meeting of the shareholders;

•        that the Sponsor will hold New Borealis Warrants following the Business Combination;

•        the Sponsor and Oxus’ directors are expected to hold an aggregate of approximately 25.1% of the outstanding New Borealis Common Shares upon the consummation of the Business Combination (assuming no redemptions);

•        Oxus’ directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Oxus’ behalf incident to identifying, investigating and consummating a business combination to the extent such expenses exceed the amount not required to be retained in the trust account, unless a business combination is consummated;

•        the continuation of certain of Oxus’ directors as directors of New Borealis; and the continued indemnification of current directors and officers of Oxus and the continuation of directors’ and officers’ liability insurance after the Business Combination; and

•        the Sponsor provided Borealis with financing pursuant to the Sponsor Convertible Notes for an aggregate principal amount of $20 million, which funding was completed by the Sponsor on December 9, 2022. The Sponsor Convertible Notes issued to the Sponsor will convert into Borealis Shares at the Closing.

Reasons for the Approval of the Business Combination (p. 84)

After careful consideration, Oxus Board recommends that Oxus Shareholders vote “FOR” each proposal being submitted to a vote of the Oxus Shareholders at the Meeting. For a description of Oxus’ reasons for the approval of the Business Combination and the recommendation of Oxus Board, see the section entitled “The Business Combination — Oxus Board’s Reasons for the Approval of the Business Combination.”

Redemption Rights (p. 77)

Pursuant to the Articles, prior to the Continuance, Oxus will provide its public shareholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the trust account, which holds the proceeds of Oxus’ IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to us to pay income taxes and for working capital purposes. For illustrative purposes, based on funds in the trust account of approximately $20.8 million on August 4, 2023, the estimated per share redemption price would have been approximately $10.35. Public shareholders may elect to redeem their Public Shares whether or not they vote their shares and, if they do vote their shares, whether they vote for or against the Business Combination Proposal and the other proposals set forth herein. A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 15% of the outstanding Public Shares. Holders of Oxus’ outstanding warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. All of the holders of the Founder Shares have agreed to waive their redemption rights with respect to such shares and any Class A

Shares that they may have acquired during or after Oxus’ IPO in connection with the completion of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor, owns approximately 63.4% of the issued and outstanding Oxus Shares, consisting of approximately 96.5% of the Founder Shares, and Oxus’ independent directors collectively own approximately 3.5% of the Founder Shares.

It is a condition to Closing under the Business Combination Agreement, however, that in the aggregate, the Closing Available Cash is no less than $30,000,000. Based on the fair value of the marketable securities held in the trust account and assuming Borealis Indebtedness is $17,000,000, Oxus would be unable to meet this closing condition if 1,519,743 Class A Shares, or 67.6% of the outstanding Class A Shares, or more are redeemed. If redemptions by public shareholders cause Oxus to be unable to meet this closing condition, then Oxus and Borealis will not be required to consummate the Business Combination, although they may, in their sole discretion, waive this condition.

Impact of the Business Combination on New Borealis’ Public Float

It is anticipated that, upon completion of the Business Combination, (i) Oxus’ existing public shareholders, including its independent directors, will own approximately 9.4% of the outstanding New Borealis Common Shares, (ii) the Sponsor will own approximately 24.4% of the outstanding New Borealis Common Shares, (iii) Borealis’ existing shareholders will own approximately 50.3% of the outstanding New Borealis Common Shares, (iv) the Underwriters will own approximately 1.3% of the outstanding New Borealis Common Shares, and (v) the New Investors will own approximately 14.6% of the outstanding New Borealis Common Shares. The expected number of New Oxus Common Shares to be issued by New Oxus, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, and the ownership percentages set forth above are calculated based on a number of assumptions including that (i) none of Oxus’ existing public shareholders exercise their redemption rights, (ii) 750,000 Founder Shares are forfeited by our Sponsor pursuant to that certain Sponsor Support Agreement (as defined below); (iii) the Borealis Indebtedness immediately prior to the Arrangement (as calculated in accordance with the terms of the Business Combination Agreement) will be approximately $17,000,000, and are subject to adjustment in accordance with the terms of the Business Combination Agreement, and (iv) the Sponsor Convertible Notes are fully converted to Borealis Shares in accordance with the terms of the Sponsor Note Purchase Agreement (as defined in the Business Combination Agreement) and the Plan of Arrangement. If the actual facts are different than these assumptions, the percentage ownership retained by Oxus’ existing shareholders will be different.

For example, assuming that (i) public shareholders exercise their redemption rights with regard to 1,519,743 Public Shares, the maximum number of Public Shares that could be redeemed for cash while leaving sufficient cash available to consummate the Business Combination and (ii) no additional equity securities of Oxus are issued, Oxus’ existing shareholders, including the Sponsor, will own approximately 30.3% of the issued and outstanding New Borealis Common Shares, including 3,412,500 shares held by the Sponsor that will be subject to certain lock-up provisions pursuant to the Sponsor Support Agreement, Borealis’ existing shareholders will own approximately 54.0% of the issued and outstanding New Borealis Common Shares, in each case upon completion of the Business Combination. If the actual facts are different than these assumptions, the percentage ownership retained by Oxus’ existing shareholders will be different.

Organizational Structure (p. 104)

Prior to the Business Combination

The following diagram depicts the organizational structure of Borealis before the Business Combination:

Following the Business Combination

The following diagram depicts the organizational structure of New Borealis after the Business Combination

Sponsor
Common shares
Private warrants
Public
Common shares
Public warrants
Borealis Shareholders
Common shares
Holders of Converted Notes *
Common shares
New Borealis
(Ontario)
Borealis IP Inc.
(Canada)
Palmetto Gourmet Foods (Canada) Inc.
(Canada)
Palmetto Gourmet Foods, Inc.
(South Carolina)
PGF Real Estate I, Inc.
(South Carolina)
PGF Real Estate II, Inc.
(South Carolina)
*The number of common shares held by each holder of convertible notes will be determined by the outstanding principal of and interest accrued and unpaid on the Convertible Notes

New Borealis Board Following the Business Combination (p. 204)

The Business Combination Agreement provides that, immediately following the consummation of the Business Combination, the New Borealis Board will be comprised of seven directors, being two directors nominated by Borealis, two directors nominated by the Sponsor, one director nominated by Belphar Ltd., and two independent directors.

Upon the Closing, the initial directors of New Borealis are expected to be Reza Soltanzadeh, Barthelemy Helg, [•], [•], [•], [•] and [•].

Accounting Treatment (p. 98)

The Business Combination will be accounted for as a reverse recapitalization in accordance with ASC Topic 805, Business Combinations. Under this method of accounting, Oxus will be treated as the “acquired” company for accounting purposes. Since Oxus does not meet the definition of a business under ASC Topic 805, Business Combinations, net assets of Oxus will be stated at historical cost, with no goodwill or other intangible assets recorded.

Borealis has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of Oxus accompanied by a recapitalization.

Borealis’ existing shareholders will have the greatest voting interest in the combined entity under the no redemption scenario with an approximately 50.3% voting interest and under the contractual maximum redemption scenario with an approximately 54.0% voting interest:

•        The largest individual minority shareholder of the combined entity is an existing shareholder of Borealis;

•        Senior management of Borealis will continue as senior management of the combined entity;

•        Borealis is the larger entity based on historical total assets and revenues; and

•        Borealis’ operations will comprise the ongoing operations of New Oxus.

Material Tax Consequences (p. 117)

Subject to the limitations and qualifications described in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders,” the Continuance and the Amalgamations are generally intended to be tax deferred to U.S. Holders of Class A Shares and Public Warrants for U.S. federal income tax purposes, except to the extent that the U.S. Holders of Class A Shares receive cash pursuant to the exercise of redemption rights.

Holders of Class A Shares and Public Warrants should read carefully the information included under the section entitled “Material Tax Considerations” for a detailed discussion of material U.S. federal tax consequences of the Continuance, the Amalgamations, the receipt of cash pursuant to the exercise of redemption rights, and the material U.S. federal tax consequences of the ownership and disposition of New Borealis Common Shares and New Borealis Warrants after the Amalgamations. Holders of Class A Shares and Public Warrants are urged to consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Continuance and the Amalgamations, and prospective holders of New Borealis Common Shares and New Borealis Warrants are urged to consult their tax advisors to determine the tax consequences (including the application and effect of any state, local or other income and other tax laws) of the acquisition, holding, redemption and disposal of New Borealis Common Shares or acquisition, holding, exercise or disposal of New Borealis Warrants.

Other Shareholder Proposals

At the Meeting, in addition to the Business Combination Proposal, Oxus will ask its shareholders to vote in favor of the following proposals:

•        The Continuance Proposal — a proposal to approve the Continuance, and in connection therewith, the adoption of the Continuance Governing Documents, copies of which are attached to this proxy statement/prospectus as Annex I.

•        The Governing Documents Proposals — a proposal to approve and adopt the New Borealis Governing Documents in their entirety, copies of which are attached to this proxy statement/prospectus as Annex J, and the sub-proposals to approve those material aspects of the New Borealis Governing Documents that do not appear in, or are different from the Articles.

•        The Share Issuance Proposal — a proposal to approve the issuance of more than 20% of the current total issued and outstanding Oxus Shares, for purposes of complying with the applicable listing rules of the Nasdaq.

•        The Incentive Plan Proposal — a proposal to approve and adopt an equity incentive plan of New Borealis, a copy of which is attached to this proxy statement/prospectus as Annex K.

•        The Adjournment Proposal — a proposal to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for vote.

Date, Time and Place of the Meeting (p. 73)

The Meeting of Oxus will be held at [•], Eastern time, on [•], 2023, for the purpose of considering and voting upon the proposals described herein. Oxus will hold the Meeting in both virtual and physical format and Oxus strongly recommends that you attend the Meeting virtually. For the purposes of the Articles, the physical place of the Meeting will be at the offices of Greenberg Traurig, LLP, located at One Vanderbilt Avenue, New York, NY 10017, United States of America. Oxus Shareholders will be able to attend, vote their shares, and submit questions during the Meeting either in person or virtually via a live audio webcast. In order to attend the Meeting virtually, you must pre-register at the following website: [•]. In order to pre-register, you will need the control number included on your proxy card or on the instructions that accompanied your proxy materials.

Record Date and Voting (p. 75)

You will be entitled to vote or direct votes to be cast at the Meeting if you owned Oxus Shares at the close of business on [•], 2023, which is the record date for the Meeting. You are entitled to one vote for each Oxus Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares or warrants you beneficially own are properly counted. On the record date, there were 6,561,968 Oxus Shares outstanding, of which 2,249,468 are Class A Shares originally sold as part of the units in Oxus’ IPO, 1,500,000 are Class A Shares converted from 1,500,000 Class B Shares on a one-to-one basis on April 5, 2023 and 2,812,500 are Class B Shares that were issued to the Sponsor as Founder Shares (of which 150,000 Founder Shares were transferred to each of Oxus’ independent directors).

The holders of the Founder Shares have agreed to vote all of their Founder Shares and any Public Shares acquired by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. Oxus’ issued and outstanding warrants do not have voting rights at the Meeting.

Proxy Solicitation (p. 78)

Proxies may be solicited by mail. Oxus has engaged [•] to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person or virtually if it revokes its proxy before the Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “The Meeting of Oxus Shareholders — Revocability of Proxies.”

Quorum and Required Vote for Proposals for the Meeting (p. 76)

A quorum of Oxus’ shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if a majority of the Oxus Shares held by individuals are present in person, virtually or by proxy (or if held by a corporation or other non-natural person, by its duly authorized representative or proxy). Pursuant to the Articles, if a quorum is not present within half an hour from the time appointed for the Meeting to commence, the Meeting will stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as Oxus Board may determine, and if at the adjourned Meeting a quorum is not present within half an hour from the time appointed for the Meeting to commence, the shareholders present will constitute a quorum. As of the record date for the Meeting, 3,280,985 Oxus Shares would be required to achieve a quorum.

Approval of each of the Share Issuance Proposal, the Incentive Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting. Approval of each of the Business Combination Proposal, the Continuance Proposal, and the Governing Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting.

The Closing of the Business Combination is conditioned on the approval of each of the proposals at the Meeting, except for the Adjournment Proposal. In addition, each of the other proposals (other than the Adjournment Proposal), is conditioned on the approval of all other proposals at the Meeting, except for the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal at the Meeting.

Opinion of Scalar, LLC

On February 22, 2023, at a meeting of Oxus Board, Scalar rendered its oral opinion to Oxus Board, subsequently confirmed in writing, as to the fairness, from a financial point of view, as of such date, to the Class A Shareholders (for purposes of such opinion and this proxy statement/prospectus, other than Borealis, the Sponsor, and their respective affiliates, which are referred to collectively as the Excluded Parties) of the Consideration (as defined in such opinion) to be paid by Oxus pursuant to the Business Combination Agreement (without giving effect to any impact of the Business Combination on any particular Class A Shareholder other than in its capacity as a Class A Shareholder), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion.

The full text of Scalar’s written opinion, dated February 22, 2023, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex L. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s advisory services and opinion were provided for the information and assistance of Oxus Board and the opinion does not constitute a recommendation as to how any shareholder of Oxus should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.

Recommendation of Oxus Board of Directors

Oxus Board believes that each of the Business Combination Proposal, the Continuance Proposal, the Governing Documents Proposals, the Share Issuance Proposal, the Incentive Plan Proposal, and the Adjournment Proposal is in the best interests of Oxus and its shareholders and recommends that its shareholders vote “FOR” each of the proposals to be presented at the Meeting.

When you consider the recommendation of Oxus Board in favor of approval of each of the proposals to be presented at the Meeting, you should keep in mind that certain of Oxus’ directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. See the section entitled “The Business Combination — Interests of Oxus’ Directors and Officers in the Business Combination.”

Risk Factors (p. 28)

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.”

Risks Relating to Borealis’ Business

•        Borealis’ limited operating history makes it difficult to evaluate its business and prospects.

•        Borealis faces market competition, and if Borealis is unable to compete effectively with its competitors, Borealis’ business and operating results could be materially adversely affected.

•        Borealis may not continue to grow or maintain its active customer base, may not be able to achieve or maintain profitability, and may not be aligned with customer trends and preferences.

•        Borealis will need to grow the size of its organization, and Borealis may experience difficulties in managing this growth.

•        While Oxus and Borealis work to complete the Business Combination, Borealis’ management’s focus and resources may be diverted from operational matters and other strategic opportunities.

•        Borealis may be unable to execute its business plan or maintain its competitive position and high-level customer satisfaction if Borealis fails to maintain adequate operational and financial resources, particularly if Borealis continues to grow rapidly.

•        Borealis runs the risk of crop failures largely dependent on factors outside of its control.

•        Adverse climate conditions may have an adverse effect on Borealis’ business. Borealis may take various actions to mitigate its business risks associated with climate change, which may require Borealis to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks.

•        The spread of contagious diseases, natural disasters, severe weather, actual or threatened hostilities or war, terrorist activity, political unrest, civil strife, and other geopolitical uncertainty may cause global economic disruption, and its impact on Borealis’ business is uncertain.

•        The loss of key personnel, or failure to attract and retain other highly qualified personnel in the future, could harm Borealis’ business.

•        Borealis’ dependence on suppliers may materially adversely affect its operating results and financial position.

•        Manufacturing and production forecasts are based on multiple assumptions. Borealis must adequately estimate its manufacturing capacity and inventory supply. If Borealis overestimates its demand and overbuilds its capacity or inventory, it may have significantly underutilized assets. Underutilization of Borealis’ manufacturing facilities can adversely affect its gross margin and other operating results.

•        Borealis may experience volatility in costs for ingredients and packaging due to conditions that are difficult to predict.

•        Borealis’ future success will depend, in part, on its ability to maintain its technological leadership, enhance its current food products, develop new food products that meet changing customer needs and preferences, advertise and market its food products, and influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

•        Borealis’ business depends on its use of proprietary technology relying heavily on laws to protect.

•        Inadequate technical and legal intellectual property (“IP”) protections could prevent Borealis from defending or securing its proprietary technology and IP.

•        Any cybersecurity-related attack, significant data breach, or disruption of the information technology systems, infrastructure, network, third-party processors, or platforms on which Borealis’ relies could damage its reputation and materially adversely affect its business, and financial results.

•        Borealis is subject to government regulation and industry policy risks that may change and cause it to no longer comply.

•        Borealis may be subject to changes in laws or regulations that can change on any given day.

•        Borealis is subject to multinational requirements relating to closing conditions under the Business Combination Agreement beyond its control.

•        If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

•        Borealis’ financial projections are based on future events and conditions and are uncertain and unpredictable.

•        Borealis’ independent registered public accounting firm has expressed substantial doubt about its ability to continue as a going concern.

•        Shareholders may experience dilution of their ownership interests if New Borealis issues additional capital stock or makes investments.

Risks Relating to Oxus and the Business Combination

•        The fairness opinion obtained by Oxus Board will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.

•        Oxus Shareholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

•        The market price of New Borealis Common Shares after the Business Combination may be affected by factors different from those currently affecting the prices of Class A Shares.

•        The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•        The Sponsor and some of Oxus’ officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Borealis is appropriate for Oxus’ Initial Business Combination.

•        Oxus Initial Shareholders hold a significant number of Oxus Shares. They will lose their entire investment if Oxus does not complete an Initial Business Combination.

•        Either Oxus or Borealis may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement.

•        Oxus may not have sufficient funds to consummate the Business Combination.

•        Termination of the Business Combination Agreement could negatively impact Oxus and Borealis.

•        Oxus and Borealis will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

•        The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

•        Oxus will incur significant transaction costs in connection with the Business Combination.

•        The Oxus Initial Shareholders have agreed to vote in favor of the proposals at the Meeting, regardless of how public shareholders vote.

•        If Oxus is deemed to be an investment company for purposes of the Investment Company Act, Oxus would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, Oxus may abandon its efforts to consummate the Business Combination and liquidate.

•        Oxus may not be able to consummate the Business Combination or an Initial Business Combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem Public Shares and liquidate, in which case the public shareholders may only receive $10.35 per share, or less than such amount in certain circumstances, and the warrants will expire worthless.

•        Neither Oxus nor its shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-Closing adjustment to be made to the Aggregate Transaction Consideration in the event that any of the representations and warranties made by Borealis in the Business Combination Agreement ultimately prove to be materially inaccurate or incorrect.

•        Oxus does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Oxus to consummate an Initial Business Combination even if a substantial majority of Oxus’ shareholders determine to redeem their shares.

•        Oxus Shareholders may be held liable for claims by third parties against Oxus to the extent of distributions received by them upon redemption of their shares.

•        Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

•        Activities taken by Oxus Shareholders to increase the likelihood of approval of the Business Combination Proposal and other proposals could have a depressive effect on Oxus’ ordinary shares.

•        Oxus may be a target of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the Business Combination from being completed.

•        Oxus’ ability to successfully effect the Business Combination and New Borealis’ ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Borealis, all of whom Oxus expects to stay with the Combined Company following the consummation of the Business Combination. Any loss of such key personnel could negatively impact the operations and financial results of the combined business.

•        Oxus is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Oxus’ search for a business combination, and any target business with which it ultimately consummates a business combination, may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

•        Because Borealis is not conducting an underwritten offering of its securities, no Underwriter has conducted due diligence on Borealis’ business, operations, or financial condition, or reviewed the disclosure in this proxy statement/prospectus.

•        Oxus’ and Borealis’ ability to consummate the Business Combination, and the operations of New Borealis following the Business Combination, may be materially adversely affected by the coronavirus (COVID-19) pandemic, other events and the status of debt and equity markets.

•        Changes in laws or regulations, how such laws or regulations are interpreted or applied, or a failure to comply with any laws and regulations, may adversely affect Oxus’ business, including Oxus’ ability to negotiate and complete the Business Combination, and results of operations.

•        Oxus may be a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors who exercise their right to redeem ordinary shares.

•        Following the consummation of the Business Combination, Borealis’ existing shareholders may assert significant influence over New Borealis and their interests may conflict with yours in the future.

•        If the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless.

•        Oxus and Borealis Shareholders will experience immediate dilution due to the issuance of New Borealis Shares upon the Closing.

Risks Relating to Redemption

•        Public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to 15% or more of the Public Shares.

•        A shareholder’s decision as to whether to redeem his, her, shares for a pro rata portion of the trust account may not put the shareholder in a better future economic position.

•        If Oxus’ Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Class A Shares for a pro rata portion of the funds held in the trust account.

Risks Relating to Ownership of New Borealis Common Shares Following the Business Combination

•        New Borealis’ management team has limited experience managing a public company.

•        New Borealis will incur significant increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives.

•        If New Borealis fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in its financial and other public reporting, which would harm its business and the trading price of its common stock.

•        New Borealis may issue additional shares or other equity securities without your approval, which would dilute your ownership interest in New Borealis and may depress the market price of its shares.

•        The New Borealis By-laws will provide, subject to limited exceptions, that the Superior Court of Justice of the Province of Ontario and the appellate courts therefrom will be the sole and exclusive forum for certain shareholder litigation matters, which could limit its shareholders’ ability to obtain a favorable judicial forum for disputes with New Borealis or its directors, officers, employees or shareholders.

•        A market for New Borealis’ securities may not develop, which would adversely affect the liquidity and price of its securities.

•        Nasdaq may not list New Borealis’ securities on its exchange, and if they are listed New Borealis may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in its securities and subject it to additional trading restrictions.

•        New Borealis may issue additional shares or other equity securities without your approval, which would dilute your ownership interest in New Borealis and may depress the market price of its shares.

•        The price of New Borealis Common Shares may be volatile, and you could lose all or part of your investment.

•        If New Borealis’ performance following the Business Combination does not meet market expectations, the price of its securities may decline.

•        New Borealis Warrants will become exercisable following the Business Combination, which could increase the number of New Borealis Common Shares eligible for future resale in the public market and result in dilution to its shareholders.

•        Following the Business Combination, New Borealis’ ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for its shares.

•        Subsequent to the consummation of the Business Combination, New Borealis may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

•        New Borealis may be subject to securities litigation, which is expensive and could divert management attention.

•        New Borealis may be or may become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

•        Actions taken by the Oxus Initial Shareholders, Oxus’ officers and directors to increase the likelihood of approval of the Business Combination Proposal and the other proposals presented in this proxy statement/prospectus could have a depressive effect on the price of New Borealis Common Shares.

•        New Borealis will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Borealis’ securities less attractive to investors and may make it more difficult to compare New Borealis’ performance to the performance of other public companies.

•        Following the completion of the Business Combination, after June 30, 2024, New Borealis may qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such New Borealis will be exempt from certain provisions applicable to United States domestic public companies.

•        The future exercise of registration rights may adversely affect the market price of New Borealis Common Shares.

SELECTED HISTORICAL FINANCIAL DATA OF OXUS

The following table sets forth selected historical financial information derived from Oxus’ audited financial statements included elsewhere in this proxy statement/prospectus for the year ended December 31, 2022 and Oxus’ unaudited condensed financial statements included elsewhere in this proxy statement/prospectus as of and for the three months ended March 31, 2023. The selected historical financial data of Oxus is presented in U.S. dollars in accordance with GAAP. The unaudited condensed financial data presented have been prepared on a basis consistent with Oxus’ audited financial statements. You should read the following selected financial data in conjunction with “Oxus Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Balance Sheet Data:

	As of March 31, 2023	As of December 31, 2022
Working capital	$(3,889,589)	$(1,584,359)
Trust account	20,767,832	178,532,948
Total assets	20,854,048	179,449,742
Total liabilities	3,975,805	2,501,153
Value of ordinary shares subject to redemption	20,767,832	178,532,948
Shareholders’ (deficit) equity	$(3,889,589)	$(1,584,359)

Statement of Operations Data:

For the Three Months Ended March 31, 2023

Loss from operations	$(2,118,542)

Dividend income	1,395,063
Interest income	2,432
Foreign exchange loss	(9,120)
Net loss	$(730,167)

Basic and diluted weighted average redeemable Class A ordinary shares outstanding	12,264,433
Basic and diluted net loss per redeemable Class A ordinary share	$(0.04)

Basic and diluted weighted average non-redeemable ordinary shares outstanding	4,612,500
Basic and diluted net loss per non-redeemable ordinary share	$(0.04)

For the Year Ended December 31, 2022

Loss from operations	$(2,886,611)

Dividend income	2,578,984
Interest income	4,010
Foreign exchange gain	1,073
Net loss	$(302,544)

Basic and diluted weighted average redeemable Class A ordinary shares outstanding	17,250,000
Basic and diluted net loss per redeemable Class A ordinary share	$(0.01)

Basic and diluted weighted average non-redeemable ordinary shares outstanding	4,612,500
Basic and diluted net loss per non-redeemable ordinary share	$(0.01)

SELECTED HISTORICAL FINANCIAL DATA OF BOREALIS

The following table sets forth selected historical financial information derived from Borealis Food’s unaudited financial statements as of March 31, 2023 and for the three-months ended March 31, 2023 and the year-end audited financial statements as of December 31, 2022 and 2021, included elsewhere in this proxy statement/prospectus. You should read the following selected financial data in conjunction with “Borealis Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Balance Sheets

	(Audited) December 31, 2022	(Audited) December 31, 2021
Cash and Cash Equivalents	$5,147	$2,905
Property Plant & Equipment	$46,842	$43,846
Inventories	$6,285	$6,099
Prepaid expenses	$1,817	$436
Total assets	$64,771	$57,384

Accounts payable and accrued expenses	$8,711	$7,248
Due to related parties	$8,325	$6,945
Convertible notes payable	$27,800	$3,188
Finance lease payable	$2,747	$—
Total Liabilities	$60,131	$29,299
Total stockholders’ (deficit) equity	$4,640	$28,084
	(Unaudited) March 31, 2023	(Audited) December 31, 2022
Cash and Cash Equivalents	$12,681	$5,147
Property Plant & Equipment	$46,802	$46,842
Inventories	$7,011	$6,285
Prepaid expenses	$1,565	$1,817
Total assets	$73,192	$64,771

Accounts payable and accrued expenses	$8,502	$8,711
Due to related parties	$7,826	$8,325
Convertible notes payable	$42,800	$27,800
Finance lease payable	$2,619	$2,747
Total Liabilities	$74,294	$60,131
Total stockholders’ (deficit) equity	$(1,102)	$4,640

Statement of Operations

	(Unaudited) March 31, 2023	(Unaudited) March 31, 2022
Gross Revenue	$8,779	$5,115
Revenues, net	$8,429	$4,745
Cost of Goods Sold	$7,896	$5,369
R&D (Institutional Formulations)	$200	$—
Depreciation	$962	$628
Selling. General and Administrative Expense	$3,935	$3,859
Loss from Operations	$(4,564)	$(5,111)
Net income (loss)	$(5,936)	$(5,227)
	(Audited) December 31, 2022	(Audited) December 31, 2021
Gross Revenue	$27,432	$14,360
Revenues, net	$25,591	$13,633
Cost of Goods Sold	$30,209	$11,498
R&D (Institutional Formulations)	$—	$250
Depreciation	$3,451	$2,098
Selling. General and Administrative Expense	$14,993	$9,995
Loss from Operations	$(23,062)	$(10,208)
Net income (loss)	$(26,282)	$(10,121)

Other Non GAAP Measures

The following table sets forth the Company’s Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income attributable to the Company.

	For the Three Months Ended
	(Unaudited) March 31, 2023	(Unaudited) March 31, 2022
Net Income (GAAP basis)	$(5,936)	$(5,227)
Plus: Taxes	—	14
Plus: Depreciation & Amortization	962	628
Plus: Interest expense	1,531	152
EBITDA (non GAAP basis)	(3,442)	(4,433)
Plus: Non-recurring Expenses:
Marketing	288	460
Training	980	1,373
Startup Costs	—	588
Professional Fees (M&A due diligence costs)	1,442	41
Extraordinary Charges – Line II	—	151
Extraordinary Charges – Half Pack	—	966
Extraordinary Charges – Thru-put Mgt.	—	21
Extraordinary Charges – New Product Launch	102	—
Extraordinary Charges – Refinancing	—	—
Extraordinary Charges – One Time Events	288	—
Non-recurring Expenses	3,049	3,600
Adj. EBITDA (non GAAP basis)	$(342)	$(833)

	For the Year Ended
	(Unaudited) December 31, 2022	(Unaudited) December 31, 2021
Net Income (GAAP basis)	$(26,282)	$(10,121)
Plus: Taxes	56	20
Plus: Depreciation & Amortization	3,588	2,098
Plus: Interest expense	2,922	265
EBITDA (non GAAP basis)	(19,716)	(7,738)
Plus: Non-recurring Expenses:
Marketing	1,194	—
Training	5,164	3,746
Startup Costs	1,336	1,249
Professional Fees (M&A due diligence costs)	1,218	—
Extraordinary Charges – Line II	151	735
Extraordinary Charges – Half Pack	1,588	1,797
Extraordinary Charges – Thru-put Mgt.	29	549
Extraordinary Charges – New Product Launch	—	—
Extraordinary Charges – Refinancing	25	—
Extraordinary Charges – One Time Events	230	—
Non-recurring Expenses	10,935	8,076
Adj. EBITDA (non GAAP basis)	$(8,781)	$338

EBITDA

“EBITDA”, a non-GAAP measure, is defined as earnings before interest, taxes, depreciation, and amortization, and is an alternative measure of profitability to net income. EBITDA is calculated by adding interest, tax, depreciation, and amortization expenses to net income.

Adjusted EBITDA

We believe these adjustments relate to expenses and gains that are not indicative of normal, ongoing operations. While these items may be recurring in nature and should not be disregarded in evaluation of our earnings performance, it is useful to exclude such items when analyzing current results and trends as these items can vary significantly from period to period depending on specific underlying transactions or events that may occur. Therefore, while we may incur or recognize these types of expenses and gains in the future, we believe that removing these items for purposes of calculating the Adjusted EBITDA financial measures provides a more focused presentation of our ongoing operating performance.

“Adjusted EBITDA,” a non-GAAP measure, is defined as net income attributable to Borealis before (1) income taxes, (2) interest expense, (3) depreciation and amortization, net, (4) other non-operating items, net, (5) Marketing, (6) Training, (7) Start-up costs, (8) M&A due diligence costs, (9) extraordinary charges — Line II (10) Extraordinary charges — half pack (11) extraordinary charges thru-put management (12) extraordinary charges — new product launch (13) extraordinary charges — refinancing (14) extraordinary charges — one time events defense. Management and Borealis’ Board of Directors use these non-GAAP measures for purposes of evaluating the Company’s performance. Furthermore, the Leadership Development and Compensation Committee of our Board of Directors uses such measures to evaluate management’s performance. Borealis, therefore, believes that the use of these non-GAAP measures provides useful information to investors and other stakeholders by allowing them to view our business through the eyes of management and our Board of Directors, facilitating comparisons of results across historical periods and focus on the underlying ongoing operating performance of our business.

As noted above, EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements are provided to aid in the analysis of the financial aspects of the Business Combination and adjustments for the material event. This material event is referred to herein as “Material Event” and the pro forma adjustments for the Material Event are referred to herein as “Adjustments for Material Event.”

The following unaudited pro forma condensed combined balance sheet of the Combined Company after giving effect to the Business Combination and the other material event as of March 31, 2023 and the unaudited pro forma condensed combined statements of operations of the Combined Company for the three months ended March 31, 2023 and for the fiscal year ended December 31, 2022 present the combination of the financial information of Oxus and Borealis, after giving effect to the Business Combination and related adjustments described in the accompanying notes. Oxus and Borealis are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the Combined Company or New Borealis.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and for the fiscal year ended December 31, 2022 give pro forma effect to the Business Combination and the Material Event as if these had occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives pro forma effect to the Business Combination and the Material Event as if these were completed on March 31, 2023.

The selected unaudited pro forma condensed combined financial information are based on and should be read in conjunction with the historical financial statements of each of Newco, Oxus and Borealis and the notes thereto, as well as the disclosures contained in the sections titled “Oxus’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Borealis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Business Combination and the Material Event occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The Business Combination will be accounted for as a reverse recapitalization in accordance with ASC Topic 805, Business Combinations. Under this method of accounting, New Borealis (continuing entity after the amalgamation between New Oxus and Amalco) will be treated as the “acquired” company for accounting purposes. Since New Borealis does not meet the definition of a business under GAAP, net assets of New Borealis will be stated at historical cost, with no goodwill or other intangible assets recorded.

Borealis has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of New Borealis accompanied by a recapitalization:

•        Borealis’ existing shareholders will have the greatest voting interest in the combined entity under the no redemption scenario with an approximately 50.3% voting interest and under the contractual maximum redemption scenario with an approximately 54.0% voting interest;

•        the largest individual minority shareholders of the combined entity is an existing shareholders of Borealis;

•        senior management of Borealis will continue as senior management of the combined entity;

•        Borealis is the larger entity based on historical total assets and revenues; and

•        Borealis’ operations will comprise the ongoing operations of New Borealis.

The following table presents summary pro forma data after giving effect to the Business Combination, the Material Event and the other transactions contemplated by the Business Combination Agreement, assuming two redemption scenarios as follows:

•        No Redemption Scenario:    This presentation assumes that no Oxus public shareholders exercise redemption rights with respect to their Public Shares.

•        Contractual Maximum Redemption Scenario:    This scenario assumes that 1,519,743 Class A Shares, or 67.6% of the outstanding Class A Shares, are redeemed, resulting in an aggregate payment of $16.2 million, including a pro rata portion of interest accrued on the trust account, out of the trust account, and that the fair value of the marketable securities held in the trust account following such redemption along with the proceeds from the New Investor Convertible Note Financing are sufficient to satisfy the Minimum Cash Condition pursuant to the terms of the Business Combination Agreement. If, as a result of redemptions of Class A Shares by the public shareholders, the Minimum Cash Condition is not met (or waived), then Oxus and or the selling shareholders (as applicable) may elect not to consummate the Business Combination or redeem any Class A Shares submitted for redemption will be returned to the holders thereof. The Business Combination will result in the combination of Borealis and Newco, with a fiscal year end of December 31. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022 present the combination of financial information of Newco, Oxus and Borealis, after giving effect to the Business Combination, the Material Event and related adjustments described in the accompanying notes.

Material Event and Background Relevant to Material Event

In May 2023, Borealis issued convertible notes payable with an aggregate principal amount of $10 million to a New Investor. This facility is expected to be converted to Class A Shares of the Combined Company at Closing (refer to Note 3 — Adjustments for Material Event).

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemptions)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Three Months Ended March 31, 2023
Total operating expenses	$6,053,747	$6,053,747
Net loss	(7,463,171)	(7,463,171)
Net loss per share – basic and diluted	22,386,316	20,866,573
Weighted average shares outstanding, basic and diluted	$(0.33)	$(0.36)

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2022
Total operating expenses	$27,363,677	$27,363,677
Net loss	(38,089,611)	(38,089,611)
Net loss per share – basic and diluted	$(1.70)	$(1.83)
Weighted average shares outstanding, basic and diluted	22,386,316	20,866,573

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemptions)
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data as of March 31, 2023
Total assets	$81,717,737	$65,532,469
Total liabilities	$31,795,334	$31,795,334
Total shareholders’ equity	$49,922,403	$33,737,135

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements relate to our, and our management team’s, expectations, beliefs, intentions, projections and predictions, future plans, strategies and tactics, anticipated events or trends and similar expressions concerning factual matters that are not historical facts.

In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, respective capital resources, performance including any underlying assumptions, are forward-looking statements.

The words “approximately,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “seeks,” “would” or the negative version of these words or other comparable words or phrases and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, but are not limited to, for example, statements about:

•        our ability to consummate the Business Combination;

•        the benefits of the Business Combination;

•        New Borealis’ financial performance following the Business Combination;

•        changes in Borealis’ or New Borealis’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•        expansion plans and opportunities; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. None of Oxus, Borealis, New Oxus or New Borealis guarantees that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against Oxus following announcement of the Business Combination and the transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of the Oxus Shareholders or to satisfy other conditions to the Closing in the Business Combination Agreement;

•        the inability of the Business Combination, or an alternate business combination, to be completed by the Extended Date, and the potential failure of Oxus to obtain an extension of the Extended Date if sought by Oxus;

•        any waivers of the conditions to Closing that may be necessary;

•        the ability to list the New Borealis Common Shares and New Borealis Warrants on the Nasdaq following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of Borealis as a result of the announcement and consummation of the transactions described herein;

•        our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of New Borealis to grow and manage growth profitably following the Business Combination;

•        the volatility of currency exchange rates;

•        risks related to the rollout of New Borealis’ business and expansion strategy;

•        the effects of competition on New Borealis’ future business;

•        disruptions related to New Borealis’ retention of employees as a result of the Business Combination

•        changes in personnel and availability of qualified personnel;

•        costs related to the Business Combination;

•        changes in applicable laws or regulations;

•        international, national or local economic, social or political conditions that could adversely affect the companies and their business;

•        potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by New Borealis subsequent to the Business Combination;

•        the possibility that Oxus Board’s valuation of Borealis was inaccurate, including the failure of Oxus’ diligence review to identify all material risks associated with the Business Combination;

•        the limited experience of certain members of New Borealis’ management team in operating a public company in the United States;

•        the volatility of the market price and liquidity of New Borealis Common Shares and New Borealis Warrants;

•        the effects of the COVID-19 pandemic on Borealis’ and New Borealis’ business;

•        the possibility that Oxus or Borealis may be adversely affected by other economic, business, and/or competitive factors; and

•        other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

Forward-looking statements regarding expected ownership of New Borealis Common Shares and New Borealis Warrants by existing Borealis Shareholders and Oxus Shareholders following the Business Combination have been calculated based on each of Oxus’ and Borealis’ outstanding share capital, each as of the date of this proxy statement/prospectus. The statements contained under the heading “Impact of the Business Combination on New Borealis’ Public Float and Dilution to Public Shareholders” in this proxy statement/prospectus are considered forward-looking statements. Forward-looking statements representing post-Closing expectations are inherently uncertain. Estimates such as expected revenue, production, operating expenses, EBITDA, general and administrative expenses, capital expenditures, free cash flow, net debt, reserves and other measures are preliminary in nature. There can be no assurance that the forward-looking statements will prove to be accurate and reliance should not be placed on these estimates in deciding how to vote on the Proposals. See the other cautionary statements under “Impact of the Business Combination on New Borealis’ Public Float and Dilution to Public Shareholders ” for further information.

The forward-looking statements contained herein are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward- looking statements. For a further discussion of the risks and other factors that could cause Oxus’, Borealis’, New Oxus’ or New Borealis’ future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors.” There may be additional risks that Oxus’, Borealis’, New Oxus or New Borealis’ are not currently aware of or that Oxus, Borealis, New Oxus or New Borealis currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. While such forward- looking statements reflect Oxus’, Borealis’, New Oxus’ or New Borealis’ good faith beliefs, as applicable, they are not in any way guarantees of future performance. Oxus’, Borealis’, New Oxus’ and New Borealis disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this proxy statement/prospectus, except as required by applicable law. You should not place undue reliance on any forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this proxy statement/prospectus, which are based only on information currently available to Oxus’, Borealis’, New Oxus’ or New Borealis, as applicable.

RISK FACTORS

An investment in New Borealis, and the proposed Business Combination between Borealis and Oxus, each involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this proxy statement/prospectus, including the financial statements and the related notes appearing at the end of this proxy statement/prospectus, before deciding how to vote your Oxus Shares with respect to the Business Combination, and in deciding whether to cause your Class A Shares to be redeemed in connection with the Business Combination. Additional risks and uncertainties, that Oxus and Borealis do not presently consider to be material or of which Oxus and Borealis are not presently aware, also may become important factors that affect the business, results of operations or financial condition of Oxus or Borealis, or the likelihood or effects of the Business Combination, that may materially and adversely affect the investment of Oxus Shareholders prior to and following the Business Combination or in the event that the Business Combination does not occur. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Borealis’ Business

Borealis has a limited operating history which makes it difficult to evaluate its business and prospects.

Borealis has a limited operating history, which makes it difficult to evaluate its business and prospects to forecast its future results. Borealis was founded in 2019. Although Borealis has experienced substantial revenue growth on an annual basis, it has incurred losses since inception. As of December 31, 2022, Borealis had an accumulated deficit of USD $37.99 million. There can be no assurance that revenue growth will continue in the future. In addition, Borealis may experience substantial fluctuations in operating results in the future caused by various factors, including:

•        general economic conditions;

•        specific economic conditions in the food and agriculture industry;

•        inflation;

•        the introduction of new products by Borealis or its competitors; and

•        the mix of products sold and the mix of channels through which those products are sold.

As a strategic response to a changing competitive environment, Borealis may elect from time to time to make, among other things, certain pricing, product, or marketing decisions, and any such decisions could have a material adverse effect on Borealis’ periodic results of operations, including revenue and profits from quarter to quarter.

Borealis’ financial projections are based on future events and conditions and are uncertain and unpredictable.

The projections of Borealis are based on assumptions as to future events and conditions which Borealis believes to be reasonable when made, but which are inherently uncertain and unpredictable. These assumptions have not been reviewed by an independent party and are subject to significant economic and competitive uncertainties and contingencies beyond the control of Borealis and future business decisions which are subject to change. Accordingly, there can be no assurance that the actual results will meet the projections, and actual results will vary, perhaps materially, from those projected. While Borealis believes such assumptions were reasonable when made, as a result of general economic and industry trends, Borealis has determined that the assumptions on which the financial projection were based are no longer accurate. Borealis makes no representation or warranty as to the accuracy or completeness of the projections. Borealis’ independent accountants have neither examined nor compiled the projections and accordingly do not express an opinion or any other form of assurance with respect thereto.

Borealis’ independent registered public accounting firm has expressed substantial doubt about Borealis’ ability to continue as a going concern.

Borealis’ historical financial statements have been prepared under the assumption that it will continue as a going concern. Borealis’ registered public accounting firm has issued a report on Borealis’ financial statements for the year ended December 31, 2022, and 2021, that includes an explanatory paragraph expressing substantial doubt in

Borealis ability to continue as a going concern. Borealis’ ability to continue as a going concern is dependent on its ability to obtain additional equity or debt financing. Its financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, if adequate funds are not available to Borealis when it needs them, Borealis could go into default on its outstanding indebtedness, which would, in turn, permit its creditors to enforce remedies against Borealis and cause Borealis to consider reducing, discontinuing or selling operations or seeking protection from creditors, and further raise substantial doubt about Borealis’ ability to continue as a going concern. The doubt regarding Borealis’ potential ability to continue as a going concern may adversely affect its ability to obtain new financing on reasonable terms or at all. Additionally, if Borealis is unable to continue as a going concern, its shareholders may lose some or all of their investment in the Corporation.

Borealis faces market competition, and if Borealis is unable to compete effectively with its competitors, Borealis’ business and operating results could be materially adversely affected.

The food and agriculture business is highly competitive, and faces increased competition as a result of consolidation, channel proliferation, and the growth of online food retailers and new market participants. Currently, the leading providers of food and agriculture products include large food and agriculture companies, as well as a number of smaller companies. Many of these companies possess financial resources significantly greater than those of Borealis, and accordingly could initiate and support prolonged price competition to gain market share. In particular, the large food and agriculture companies could significantly undercut Borealis’ pricing for its products. If significant price competition were to develop, Borealis likely would be forced to lower its prices, possibly for a protracted period, which would have a material adverse effect on its financial results and could threaten its economic viability. In addition, many of these large competitors possess marketing, agricultural and food processing resources greater than those of Borealis. Smaller competitors, although often faced with financial barriers, typically compete on the basis of their ability to create niche markets by rapidly introducing products of interest to local customers and then expanding. The resulting price pressure and niche loyalties present substantial competitive challenges for Borealis.

Borealis may not continue to grow or maintain its active customer base, may not be able to achieve or maintain profitability, and may not be aligned with customer trends and preferences.

There are a number of trends in consumer preferences which have an impact on Borealis and the food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation, natural, nutritious and well-proportioned meals, products that are sustainably sourced and produced and are otherwise environmentally friendly, as well as a recent trend toward meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar, and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products. The success of Borealis depends on both the continued appeal of its products and, given the varied backgrounds and tastes of its customer base, its ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the material markets in which Borealis operates could have a material adverse effect on its business. Consumer tastes are also susceptible to change. In addition, the growing presence of alternative retail channels could negatively impact its sales if Borealis fails to adapt. For example, consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Borealis’ competitiveness, therefore, depends on its ability to predict and quickly adapt to consumer preferences and trends, exploiting profitable opportunities for product development without alienating its existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If Borealis is unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, its sales volumes and margins could be materially adversely affected.

Borealis will need to grow the size of its organization, and Borealis may experience difficulties in managing this growth.

Borealis is currently experiencing rapid growth and expansion. This rapid growth has placed, and is expected to continue to place, a significant strain on Borealis’ administrative, operational, and financial resources and increased demands on its systems and controls. While Borealis believes that its operating and financial control systems and controls are adequate to address expansion plans for the next 12 months, there can be no assurance that such systems and controls will be adequate to maintain and effectively monitor future growth. Failure to continue to upgrade the operating and financial control systems or unexpected expansion difficulties could adversely affect Borealis’ business, results of operations, and financial condition. Borealis anticipates that its continued growth will require it to recruit and hire a substantial number of new managerial, agricultural and food processing, and sales and marketing personnel.

While Oxus and Borealis work to complete the Business Combination, Borealis’ management’s focus and resources may be diverted from operational matters and other strategic opportunities.

Successful completion of the Business Combination may place a significant burden on management and other internal resources. The diversion of management’s attention and any difficulties encountered in the transition process could harm its business, financial condition, results of operations, and prospects and those of New Borealis following the Business Combination. In addition, uncertainty about the effect of the Business Combination on its employee’s consultants, customers, suppliers, partners, and other third parties, including regulators, may have an adverse effect on New Borealis following the Business Combination. These uncertainties may impair New Borealis’ ability to attract, retain, and motivate key personnel for a period of time after the completion of the Business Combination.

If Borealis fails to maintain adequate operational and financial resources, particularly if Borealis continues to grow rapidly, it may be unable to execute its business plan or maintain its competitive position and high-level customer satisfaction.

Borealis must continue to expand in order to maintain its competitive position and continue to meet its customers’ increasing demands for product, variety, quality and availability, and price/performance targets. Borealis’ ability to grow depends, to a significant extent, on its ability to expand its food processing operations, which requires significant advance capital expenditures, as well as advance expenditures and commitments for facilities, personnel, and advertising. Timely access to capital markets is essential for Borealis to achieve its financial projections. Borealis will need to raise additional capital from equity or debt sources in order to finance its projected growth and capital expenditures contemplated for future periods. There can be no assurance that Borealis will be able to raise such capital on favorable terms or at all. In the event that Borealis is unable to obtain such additional capital, Borealis may be required to reduce the scope of its presently anticipated expansion. Borealis’ inability to achieve projected growth could have a material adverse effect on its results of operations and could adversely impact Borealis’ ability to compete.

Borealis runs the risk of crop failures largely dependent on factors outside of its control.

Borealis’ ability to ensure a continuing supply of ingredients at competitive prices depends on many factors beyond its control, such as the number and size of farms that grow certain crops such as wheat, the vagaries of these farming businesses (including poor harvests impacting the quality of the peas grown), changes in national and world economic conditions, including as a result of COVID-19 or the outbreak of hostilities or war, tariffs and its ability to forecast its ingredient requirements. The high-quality ingredients used in many of its products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes, and pestilence. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of, or increase the price of, quality ingredients. In addition, Borealis purchases some ingredients and other materials offshore, and the price and availability of such ingredients and materials may be affected by political events or other conditions in these countries or tariffs, trade wars, or the outbreak of hostilities or war. Borealis also competes with other food producers in the procurement of ingredients, and this competition may increase in the future if consumer demand for plant-based protein products increases. If supplies of quality ingredients are reduced or there is greater demand for such ingredients from Borealis and others, Borealis may not be able to obtain sufficient supply that meets its strict quality standards on favorable terms, or at all, which could materially adversely impact its ability to supply products and may materially adversely affect its business, results of operations, and financial condition.

Adverse climate conditions may have an adverse effect on Borealis’ business. Borealis may take various actions to mitigate its business risks associated with climate change, which may require Borealis to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks.

Increasing concentrations of greenhouse gases in the atmosphere have generally been concluded to lead to increased ambient global temperatures, as well as changes in weather patterns and the frequency and severity of extreme weather and natural disasters. Adverse climate conditions, weather patterns, and the impact of such conditions and patterns such as drought, flood, wildfires, and rising ambient temperatures adversely impact product cultivation conditions for farmers and agricultural productivity, including by disrupting ecosystems and severely altering the growing conditions, nutrient levels, soil moisture, and water availability necessary for the growth and cultivation of crops, which would adversely affect the product quality, availability or cost of certain commodities that are necessary for Borealis’ products, such as flour, paper, and edible oil. Due to climate change, Borealis may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact its manufacturing and distribution operations. These and other changes to the physical environment may adversely impact its operations or those of the suppliers on whom Borealis relies. While Borealis may take various actions to mitigate its business risks associated with climate change, this may require Borealis to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks. Such climate risks may materially adversely affect Borealis’ business, results of operations and financial condition.

The spread of contagious diseases, natural disasters, severe weather, actual or threatened hostilities or war, terrorist activity, political unrest, civil strife, and other geopolitical uncertainty may cause global economic disruption, and its impact on Borealis’ business is uncertain.

The global economy can be negatively impacted by a variety of factors such as the spread or fear of spread of contagious diseases (such as the COVID-19 pandemic, other pandemics, epidemics, or other public health crises) in locations where Borealis’ products are sold, man-made or natural disasters, severe weather, actual or threatened hostilities or war, terrorist activity, political unrest, civil strife, and other geopolitical uncertainty. Such adverse and uncertain economic conditions may impact distributor, retailer, foodservice, and consumer demand for Borealis’ products and may lead to material and volatile increases in commodity pricing of raw materials used by Borealis and in other costs incurred by Borealis. For example, in connection with the war in Ukraine, governments in the U.S., U.K. and the EU have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. The uncertainty resulting from the military conflict in Europe has given rise and may continue to give rise to increases in costs of goods and services, scarcity of certain ingredients, increased trade barriers or restrictions on global trade. Further escalation of geopolitical tensions could have a broader impact that expands into other markets where Borealis does business, which could materially adversely affect its business and/or its supply chain, business partners or customers in the broader region, including potential destabilizing effects that such conflicts may pose for the European continent or the global oil and natural gas markets. In addition, Borealis’ ability to manage normal commercial relationships with its suppliers, co-manufacturers, distributors, retailers, foodservice customers, consumers, and creditors may suffer.

As global economic conditions and commodity pricing of raw materials used by Borealis continue to be volatile or uncertain and recessionary or inflationary pressures exist, trends in consumer discretionary spending also remain unpredictable and subject to changes. Borealis has seen consumers shift purchases to lower-priced or other perceived value offerings during economic downturns as a result of various factors, including job losses, inflation, higher taxes, reduced access to credit, change in federal economic policy and recent international trade disputes. In particular, consumers have reduced the amount of plant-based food products that they purchase where there are conventional animal-based protein offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products, rather than branded products, because they are generally less expensive. Distributors, retailers and foodservice customers have become more conservative in response to these conditions and have sought to reduce their inventories. Borealis’ results of operations depend upon, among other things, its ability to maintain and increase sales volume with its existing distributors, retailer and foodservice customers, its ability to attract new consumers, the financial condition of its consumers and its ability to provide products that appeal to consumers at the right price. Decreases in demand for Borealis’ products without a corresponding decrease in costs could put downward pressure on margins and may materially adversely impact Borealis’

financial results and financial position. Prolonged unfavorable economic conditions or uncertainty would be expected to have an adverse effect on Borealis’ sales and profitability, which could be material, and may result in consumers making long-lasting changes to their discretionary spending behavior on a more permanent basis.

The loss of key personnel, or failure to attract and retain other highly qualified personnel in the future, could harm Borealis’ business.

Borealis’ success depends to a significant degree upon the continued contributions of its senior operating management, including Borealis’ co-founders, Reza Soltanzadeh, Chief Executive Officer, and Barthelemy Helg, Chairman of the Board. The loss of the services of Mr. Soltanzadeh or Mr. Helg could have a material adverse effect on Borealis’ business, results of operations, and financial condition. Borealis’ success and future growth also will depend on its ability to attract and retain qualified management, technical and sales and marketing personnel. Competition for such personnel in the industry is intense. There can be no assurance that Borealis will be successful in attracting and retaining such personnel.

Borealis’ dependence on suppliers may materially adversely affect its operating results and financial position.

Borealis has no long-term contracts with its suppliers. Although Borealis attempts to maintain a minimum of two vendors for each required food ingredient, certain raw materials and products used by Borealis in processing its products are currently acquired or available from only one source. Borealis has from time-to-time experienced significant delays in the receipt of certain of these ingredients. A failure by a supplier to deliver quality ingredients on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could materially adversely affect Borealis’ operating results and financial position.

Manufacturing and production forecasts are based on multiple assumptions. Borealis must adequately estimate its manufacturing capacity and inventory supply. If Borealis overestimates its demand and overbuilds its capacity or inventory, it may have significantly underutilized assets. Underutilization of Borealis’ manufacturing facilities can adversely affect its gross margin and other operating results.

Borealis must accurately forecast demand for each of its products and inventory needs in order to ensure it has adequate available manufacturing capacity for each such product and to ensure it is effectively managing its inventory. Borealis’ forecasts are based on multiple assumptions which may cause its estimates to be inaccurate and affect its ability to obtain adequate manufacturing capacity and adequate inventory supply in order to meet the demand for its products, which could prevent Borealis from meeting increased customer demand and harm its brand and its business and, in some cases, may result in fines or indemnification obligations Borealis must pay customers or distributors if it is unable to fulfill orders placed by them in a timely manner or at all. If Borealis overestimates its demand and overbuilds its capacity or inventory, it may have significantly underutilized assets. Underutilization of Borealis’ manufacturing facilities can adversely affect its gross margin and other operating results. If demand for Borealis products experiences a prolonged decrease, it may be required to terminate or make penalty-type payments under certain supply chain arrangements, close or idle facilities and write down its long-lived assets or shorten the useful lives of underutilized assets and accelerate depreciation, which would increase expenses.

If demand does not materialize at the rate forecasted, Borealis may not be able to scale back its manufacturing expenses or overhead costs quickly enough to correspond to the lower than expected demand. Approximately 72% of Borealis’ revenue is derived from two customers. If those customers reduce their purchases or cancel their contracts, Borealis would lose most of its current revenue. This could result in lower margins and adversely impact Borealis’ business, results of operations, and financial position. Additionally, if product demand decreases or Borealis fails to forecast demand accurately, its results may be adversely impacted due to higher costs resulting from lower manufacturing utilization, causing higher fixed costs per unit produced. Further, Borealis may be required to recognize excess or obsolete inventory write-off charges, or excess capacity charges, which would have a material negative impact on its results of operations and financial position.

Borealis may experience volatility in costs for ingredients and packaging due to conditions that are difficult to predict.

Borealis purchases large quantities of food ingredients. In addition, Borealis purchases and uses significant quantities of paper and film to package its products. Costs of food ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand, and changes in governmental trade and agricultural programs. Volatility in the prices of ingredients and other supplies Borealis purchase could increase its cost of sales and reduce its profitability. Moreover, Borealis may not be able to implement price increases for its products to cover any increased costs, and any price increases Borealis does implement may result in lower sales volumes. If Borealis is not successful in managing its ingredient and packaging costs, if Borealis is unable to increase its prices to cover increased costs or if such price increases reduce its sales volumes, then such increases in costs may materially adversely affect its business, results of operations and financial condition.

Borealis’ future success will depend, in part, on its ability to maintain its technological leadership, enhance its current food products, develop new food products that meet changing customer needs and preferences, advertise and market its food products, and influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

The market for processing Borealis’ food products is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and preferences and frequent new product introductions. Borealis future success will depend, in part, on its ability to maintain its technological leadership, enhance its current food products, develop new food products that meet changing customer needs and preferences, advertise and market its food products, and influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that Borealis will be successful in developing new food products or enhancing its existing food products on a timely basis, or that such new food products or enhancements will achieve market acceptance. In addition, there can be no assurance that food products or technologies developed by others will not render Borealis’ food products or technology uncompetitive or obsolete.

Borealis’ business depends on its use of proprietary technology relying heavily on laws to protect.

Borealis’ success and ability to compete is dependent in part upon its technology, although Borealis believes that its success is more dependent upon its development and distribution expertise than its proprietary rights. Borealis relies on a combination of patent, copyright, trademark and trade secret laws, and contractual restrictions to establish and protect its technology. There can be no assurance that the steps taken by Borealis will be adequate to prevent misappropriation of its technology or that Borealis’ competitors will not independently develop technologies that are substantially equivalent or superior to Borealis’ technology.

Inadequate technical and legal intellectual property (IP) protections could prevent Borealis from defending or securing its proprietary technology and IP.

Borealis’ commercial success depends in part on its ability to protect its intellectual property and proprietary technologies. Borealis relies on a combination of patent protection, where appropriate and available, copyrights, trade secrets and trademark laws, as well as confidentiality and other contractual restrictions to protect its proprietary technology. However, these legal means afford only limited protection and may not adequately protect its proprietary technology or permit it to gain or keep a competitive advantage. Borealis’ intellectual property consists principally of patents, trademarks, and trade secrets.

There can be no assurance about which, if any, patents will issue from these applications, the breadth of any such patents, or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or, if applicable in the future, licensed to Borealis could deprive it of rights necessary for the successful commercialization of products that Borealis may develop. Since patent applications in most countries are confidential for a period of time after filing (in most cases 18 months after the filing of the priority application), Borealis cannot be certain that it was the first to file on the technologies covered in several of the patent applications related to Borealis’ technologies or products.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States, and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent or unclear. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts and governments have made, and will continue to make, changes in how the patent laws in their respective countries are interpreted. Borealis cannot predict future changes in the interpretation of patent laws by judicial bodies or changes to patent laws that might be enacted into law by legislative bodies.

Any cybersecurity-related attack, significant data breach, or disruption of the information technology systems, infrastructure, network, third-party processors, or platforms on which Borealis’ relies could damage its reputation and materially adversely affect its business, and financial results.

Borealis’ operations rely on information technology systems for the use, storage, and transmission of sensitive and confidential information with respect to its customers, its employees, and other third parties. A malicious cybersecurity-related attack, intrusion, or disruption by either an internal or external source or other breach of the systems on which its platform and products operate, and on which its employees conduct business, could lead to unauthorized access to, use of, loss of, or unauthorized disclosure of sensitive and confidential information, disruption of our services, viruses, worms, spyware, or other malware being served from its platform, networks, or systems; and resulting regulatory enforcement actions, litigation, indemnity obligations, and other possible liabilities, as well as negative publicity, which could damage its reputation, impair sales, and harm its business. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of products and services have been and are expected to continue to be targeted. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), phishing, employee theft, or misuse and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Cyberattacks may also gain publishing access to our customers’ accounts on its platform, using that access to publish content without authorization. Despite efforts to create security barriers to such threats, it is not feasible, as a practical matter, for Borealis to entirely mitigate these risks. If its security measures are compromised as a result of third-party action, employee, customer, or user error, malfeasance, stolen, or fraudulently obtained log-in credentials or otherwise, Borealis’ reputation would be damaged, its data, information or intellectual property, or those of its customers may be destroyed, stolen, or otherwise compromised, its business may be harmed and it could incur significant liability. Borealis has not always been in the past and may be unable to in the future to anticipate or prevent techniques used to obtain unauthorized access to or compromise of its systems because they change frequently and are generally not detected until after an incident has occurred. Borealis cannot be certain that it will be able to prevent vulnerabilities in its software or address vulnerabilities that it may become aware of in the future. In the past, Borealis has experienced a cybersecurity-related incident. While it is believed that no information of Borealis or its customers was compromised as a result of the incident, New Borealis cannot be certain that will be the case in the future.

Further, as Borealis relies on third-party cloud infrastructure, it depends in part on third-party security measures to protect against unauthorized access, cyberattacks, and the mishandling of data and information. If these third parties fail to adhere to adequate data security procedures, or in the event of a breach of their networks, Borealis’ own, and its customers’ data may be improperly accessed, used, or disclosed. Any cybersecurity event, including any vulnerability in its software, cyberattack, intrusion, or disruption or any failure or breach unrelated to its own action or inaction, could result in significant increases in costs, including costs for remediating the effects of such an event; lost revenue due to network downtime, a decrease in customer and user trust; increases in insurance premiums due to cybersecurity incidents; increased exposure to a risk of litigation and possible liability; increased costs to address cybersecurity issues and attempts to prevent future incidents; and harm to Borealis’ business, or financial results, and its reputation because of any such incident.

Borealis’ existing general liability insurance coverage and coverage for cyber liability or errors or omissions may not continue to be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims and its insurer may deny coverage with respect to future claims. The successful assertion of one or more large claims against Borealis that exceed available insurance coverage, or the occurrence of changes in its insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would harm Borealis’ business. Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data.

Borealis is subject to government regulation and industry policy risks that may change and cause it to no longer comply.

Borealis’ operations are subject to extensive regulation by the U.S. Food and Drug Administration, the U.S. Department of Agriculture and other national, state, and local authorities. Specifically, Borealis is subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, and safety of food. Under this program the FDA regulates manufacturing practices for foods through its current good manufacturing practices (“cGMPs”) regulations and specifies the recipes for certain foods. Borealis’ processing facilities and products are subject to periodic inspection by federal, state, and local authorities. Borealis seeks to comply with applicable regulations through a combination of employing internal personnel to ensure quality-assurance compliance (for example, assuring that food packages contain only ingredients as specified on the package labeling) and contracting with third-party laboratories that conduct analyses of products for the nutritional-labeling requirements.

Failure by Borealis to comply with applicable laws and regulations or maintain permits and licenses relating to its operations could subject Borealis to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material adverse effect on Borealis’ results of operations and financial condition.

Borealis may be subject to changes in laws or regulations that can change on any given day.

The manufacture and marketing of food products is highly regulated. Borealis is subject to a variety of laws and regulations, which apply to many aspects of its business, including the sourcing of raw materials, manufacturing, packaging, labeling, distribution, advertising, sale, quality, and safety of its products. Laws and regulations are subject to change or to the adoption of new laws and regulations. Since the food industry is rapidly changing due to technological and other developments, there is a material likelihood that the laws and regulations applicable to Borealis and its business will change or be newly adopted, particularly since Borealis expects to be a developer or early adopter of technological and other developments in the food industry.

For example, the FDA and the U.S. Department of Agriculture, other state regulators in the United States, and other similar international regulatory authorities could take action to further impact Borealis’ ability to use or refer to certain terms to describe or advertise its products. In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and the FDA, CFIA, EU member state authorities or other regulators could interpret the use of a term to describe Borealis’ plant-based products as false or misleading or likely to create an erroneous impression regarding their composition.

Should regulatory authorities take action with respect to the use of a specific term, such that Borealis is unable to use those terms with respect to its plant-based products, it could be subject to enforcement action or could be required to recall its products marketed using these terms. Thus, Borealis may be required to modify its marketing strategy, and its business, financial condition, and results of operations could be adversely affected.

Changes in or the adoption of laws and regulations could have a material effect on Borealis, its business, results of operations and financial condition.

Borealis is subject to multinational requirements beyond its control.

A key component of Borealis’ strategy is its planned expansion into international markets. There can be no assurance as to the ability of Borealis to obtain the capital it requires to finance its expansion into these markets. In addition, there can be no assurance as to the ability of Borealis to obtain the permits and operating licenses required for it to operate or to hire and train employees or market, sell, and deliver high quality food products in these markets. In addition to the uncertainty as to Borealis’ ability to expand its international presence, there are certain risks inherent to doing business on an international level, such as unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences, which could adversely impact the success of, Borealis’ international operations. There can be no assurance that such factors will not have a material adverse effect on Borealis’ future international operations and, consequently, on Borealis’ business, results of operations and financial condition.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Borealis entered into the Business Combination agreement with Oxus on February 23, 2023 for a de-SPAC amalgamation. There are substantial conditions to Closing that must be satisfied or waived to complete the Business Combination. There can be no assurance that the Business Combination will close. These conditions are described in detail in the Business Combination Agreement and include among other requirements, (i) shareholder approval of Oxus and Borealis, (ii) receipt of all pre-Closing approvals or clearances reasonably required under any applicable antitrust laws and foreign direct investment laws, including approval under the Investment Canada Act, (iii) receipt by Borealis of all required third-party consents, (iv) no law or order will have been passed preventing the consummation of the Business Combination, (v) after giving effect to the redemptions, Oxus will have at least $5,000,001 of net tangible assets, (vi) the amount of Closing Available Cash is at least $30,000,000, and (vii) a registration statement for the Business Combination has been declared effective by the SEC. The obligations of Oxus and Newco to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) no occurrence of a Borealis Material Adverse Effect, (ii) delivery of certain required consents, documents and certificates, (iii) delivery of certain PCAOB audited financial statements, (iv) Borealis Indebtedness not exceeding $17,000,000 and (v) obtaining the ICA Approval (which has already been obtained). The obligation of Borealis to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) no occurrence of an Oxus Material Adverse Effect, (ii) delivery of certain required consents, documents and certificates, and (iii) listing on Nasdaq or another agreed upon national securities exchange. Borealis cannot assure investors that all of the conditions will be satisfied.

The condition that the registration statement be declared effective is dependent upon a variety of factors, including among others Borealis having prepared and included in the registration statement audited financial statements for prescribed periods in accordance with SEC rules and regulations. Borealis historically has not prepared such financial statements and is in the process of preparing them although there can be no assurance that they will be prepared and, if prepared, whether the financial statements will require revisions arising out of comments made by the SEC in connection with the SEC review of the registration statement that Borealis is able to make.

If the conditions to completion of the Business Combination contained in the Business Combination Agreement are not satisfied or waived, the Business Combination will not occur or may be delayed, and such delay may cause Borealis to lose some or all of the intended benefits of the Business Combination and could have a material adverse effect on Borealis, its business, results of operations and financial position. In addition, the Notes would not be subject to the automatic conversion that would have been triggered by completion of the Business Combination.

In the event the Business Combination deal does not occur Borealis could be obligated to pay a reverse termination fee of USD $5,000,000 payable under certain circumstances. Even if the deal does close, New Borealis may face risks associated with the integration of their companies and may need additional financing to carry out their business plan. If integration is not successful or if additional financing is not obtained, New Borealis, its business, results of operations and financial position would be materially adversely affected.

Shareholders may experience dilution of their ownership interests if New Borealis issues additional capital stock or makes investments.

New Borealis expects to issue additional capital stock in connection with potential future financings, acquisitions, investments, its stock incentive plans, or otherwise. Such issuances will result in dilution to all other shareholders. New Borealis expects to grant equity awards to employees, directors, and consultants under its stock incentive plans. New Borealis also may raise capital through equity financings in the future. As part of New Borealis’ business strategy, New Borealis may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause shareholders to experience significant dilution of their ownership interests and the per share value of New Borealis’ common stock to decline.

Risks Relating to Oxus and the Business Combination

The fairness opinion obtained by Oxus Board will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.

Scalar has provided a fairness opinion to Oxus Board stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by Scalar in preparing such opinion, the Consideration (as defined in such opinion) to be paid by Oxus pursuant to the Business Combination Agreement is fair from a financial point of view to the Class A Shareholders (for purposes of such opinion and this proxy statement/prospectus, other than Borealis, the Sponsor, and their respective affiliates, which are collectively referred to as the Excluded Parties), without giving effect to any impact of the Business Combination on any particular Class A Shareholder other than in its capacity as a Class A Shareholder.

Oxus Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Scalar, and Oxus Board does not expect to receive an updated fairness opinion prior to the completion of the Business Combination.

The opinion does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of Oxus or Borealis, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of Oxus and Borealis and on which the fairness opinion was based, and that may alter the value of Oxus and Borealis or the prices of the Class A Shares or the Borealis Shares prior to consummation of the Business Combination. The value of the Class A Shares and the Borealis Shares has fluctuated since, and could be materially different from its value as of, the date of Scalar’s opinion, and Scalar’s opinion does not address the prices at which the New Borealis Common Shares, Class A Shares, Class B Shares, or other securities or financial instruments of or relating to Oxus may trade. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. Oxus does not anticipate asking Scalar to update Scalar’s opinion, and Scalar does not have an obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The written opinion of Scalar is attached as Annex L to this proxy statement/prospectus and is incorporated by reference herein.

Oxus Shareholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of the New Oxus Common Shares to Borealis Shareholders, which New Oxus Common Shares survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, current Oxus Shareholders’ percentage ownership will be diluted. Additionally, of the expected members of the New Borealis Board of directors after the completion of the Business Combination, two directors will be nominated by Borealis, two directors will be nominated by the Sponsor, one director will be nominated by Belphar Ltd., and two independent directors are to be appointed. The percentage of New Borealis Common Shares that will be owned by current Oxus Shareholders as a group will vary based on the number of Class A Shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of current Oxus Shareholders under different redemption levels, current Oxus Shareholders, as a group, will own (1) if there are no redemptions, 35.1% of New Borealis Common Shares expected to be outstanding immediately after the Business Combination, or (2) if there are full redemptions of the outstanding Class A Shares (i.e. the maximum number of Public Shares that could be redeemed in connection with the Business Combination are redeemed, excluding any shares issuable pursuant to Oxus’ outstanding warrants), 30.3% of New Borealis Common Shares expected to be outstanding immediately after the Business Combination. Because of this, current

Oxus Shareholders, as a group, will have less influence on the board of directors, management and policies of New Borealis than they now have on the board of directors, management and policies of Oxus. See the section entitled “Summary — Impact of the Business Combination on New Borealis’ Public Float and Dilution to Public Shareholders” of this proxy statement/prospectus for an illustration of the number of shares and percentage interests outstanding under these scenarios.

The market price of New Borealis Common Shares after the Business Combination may be affected by factors different from those currently affecting the prices of Class A Shares.

Upon completion of the Business Combination, holders of Borealis Shares will become holders of New Borealis Common Shares. Prior to the Business Combination, Oxus has had limited operations. Upon completion of the Business Combination, New Borealis’ results of operations will depend upon the performance of New Borealis’ businesses, which are affected by factors that are different from those currently affecting the results of operations of Oxus.

The Sponsor and some of Oxus’ officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Borealis is appropriate for Oxus’ Initial Business Combination.

The personal and financial interests of the Sponsor, officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of New Borealis following the Business Combination.

The Sponsor owns 2,662,500 Class B Shares and 1,500,000 Class A Shares, directors own 150,000 Class B Shares, and the Underwriters own 300,000 Class A Shares, which were initially acquired prior to the Oxus IPO for an aggregate purchase price of $25,000. Oxus’ directors and officers have pecuniary interests in the Oxus ordinary shares held by the Sponsor through their ownership interest in the Sponsor. Such shares had an aggregate market value of approximately $[•] based upon the closing price of $[•] per share on Nasdaq on [•], 2023. As a result, the Sponsor may receive a positive return on its Founder Shares, even if public shareholders experience a negative return on their investment after consummation of the Business Combination.

In addition, simultaneously with Oxus IPO and the exercise of the Underwriters’ over-allotment option, the Sponsor and the Underwriters purchased an aggregate of 9,300,000 Private Placement Warrants, each exercisable for one Oxus Class A Share at $11.50 per share, for a purchase price of approximately $9.3 million, or $1.00 per warrant. The proceeds from the Private Placement Warrants were added to the proceeds from the Oxus IPO to be held in the trust account. Such Oxus Private Placement Warrants had an aggregate market value of $[•] based upon the closing price of $[•] per warrant on Nasdaq on [•], 2023. If Oxus does not consummate an Initial Business Combination by the Extended Date, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the public shareholders and the Private Placement Warrants held by the Sponsor will be worthless. As a result, the Sponsor may be incentivized to complete the Business Combination, or an alternative Initial Business Combination with a less favorable company or on terms less favorable to Oxus Shareholders, rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor and officers/directors may have a conflict of interest in determining whether Borealis is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

In addition to the interests described above, the Sponsor and some of Oxus’ officers and directors may have the following conflicts:

•        None of Oxus’ officers and directors is required to commit their full time to Oxus’ affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.

•        Each of Oxus’ officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Oxus does not believe, however, that the pre-existing fiduciary duties or contractual obligations of its officers and directors will materially undermine its ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect its search for an acquisition target.

•        It is anticipated that upon completion of the Business Combination and assuming no redemptions by Oxus public shareholders, the Sponsor will own approximately 24.4% of New Borealis. This level of ownership interest: (a) assume that no Oxus public shareholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Oxus’ trust account and (b) assume no exercise of Oxus Public Warrants and Oxus Private Placement Warrants.

•        If Oxus is unable to complete an Initial Business Combination within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Oxus for services rendered or contracted for or products sold to Oxus. If Oxus consummates an Initial Business Combination, on the other hand, Oxus will be liable for all such claims.

•        Oxus’ officers and directors, and their affiliates, may be entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Oxus’ behalf, such as identifying and investigating possible business targets and business combinations. However, if Oxus fails to consummate an Initial Business Combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, Oxus may not be able to reimburse these expenses if the Business Combination or another Initial Business Combination is not completed within the completion window.

•        The Sponsor provided Borealis with financing pursuant to the Sponsor Convertible Notes for an aggregate principal amount of $20 million, which funding was completed by Sponsor on December 9, 2022. The Sponsor Convertible Notes issued to Sponsor will convert into Borealis Shares at the Closing.

In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Oxus’ directors and officers may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Oxus Shareholders, including as a result of their ownership interests in the Sponsor.

The personal and financial interests of Oxus’ officers and directors may have influenced their motivation in identifying and selecting Borealis, and completing an Initial Business Combination with Borealis and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline of the Extended Date for completing an Initial Business Combination nears.

Oxus Board was aware of and considered these interests, among other matters, in reaching the determination that the Business Combination Agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of, Oxus and its shareholders. See the section entitled “The Business Combination — Interests of Oxus’ Directors and Officers in the Business Combination” of this proxy statement/prospectus for a detailed discussion of the special interests that the Sponsor and Oxus directors and officers may have in the Business Combination.

Oxus Initial Shareholders hold a significant number of Oxus Shares. They will lose their entire investment if Oxus does not complete an Initial Business Combination.

The Oxus Initial Shareholders hold all 2,812,500 outstanding Class B Shares and 1,500,000 Class A Shares, representing 65.7% of the total outstanding Oxus ordinary shares. The Oxus ordinary shares held will be worthless if Oxus does not complete an Initial Business Combination by the Extended Date. The Class B Shares are identical to the Class A Shares included in the units, except that (1) the Class B Shares and the Class A Shares which the Class B Shares convert into upon an Initial Business Combination are subject to certain transfer restrictions, (2) the Oxus Initial Shareholders have entered into a Letter Agreement, pursuant to which they have agreed (a) to waive their redemption rights with respect to their Oxus ordinary shares owned in connection with the completion of an Initial Business Combination and (b) to waive their rights to liquidating distributions from the trust account with respect to their Oxus ordinary shares if Oxus fails to complete an Initial Business Combination by the Extended Date, although they will be entitled to liquidating distributions from the trust account with respect to any Public Shares they hold if Oxus fails to complete an Initial Business Combination by the Extended Date and (3) the Class B Shares are automatically convertible into New Borealis Common Shares at the time of an Initial Business Combination, as described herein.

Either Oxus or Borealis may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement.

Either Oxus or Borealis may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement, to the extent permitted by Oxus’ amended and restated memorandum and articles of association and applicable laws. For example, it is a condition to Oxus’ obligations to consummate the Business Combination that certain of Borealis’ representations and warranties are true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect. However, if Oxus Board determines that it is in the best interest of Oxus Shareholders to waive any such breach, then Oxus Board may elect to waive that condition and consummate the Business Combination.

The existence of financial and personal interests of one or more of Oxus’ directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Oxus and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Oxus’ officers have interests in the Business Combination that may conflict with your interests as a shareholder. As of the date of this proxy statement/prospectus, Oxus does not believe there will be any changes or waivers that its directors and officers would be likely to make after shareholder approval of the Business Combination has been obtained, except as Oxus may do with the timing of the delivery of Borealis’ PCAOB audited financial statements. While certain changes could be made without further shareholder approval, Oxus will circulate a new or amended proxy statement/prospectus and resolicit Oxus’ shareholders if changes to the terms of the Business Combination would have a material impact on its shareholders or represent a fundamental change in the proposals being voted upon. See the section entitled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” of this proxy statement/prospectus for a further discussion of these considerations.

Oxus may not have sufficient funds to consummate the Business Combination.

As of March 31, 2023, Oxus had approximately $0.06 million of cash available to it outside the trust account to fund its working capital requirements, prior to payment of any then-outstanding current liabilities. If Oxus is required to seek additional capital, it would need to borrow funds from the Sponsor, its management team or other third parties to operate or it may be forced to liquidate. None of such persons is under any obligation to advance funds to Oxus in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to Oxus upon completion of the Business Combination. If Oxus is unable to consummate the Business Combination because it does not have sufficient funds available, Oxus will be forced to cease operations and liquidate the trust account. Consequently, Oxus’ public shareholders may receive less than $10.65 per share and their warrants will expire worthless.

Termination of the Business Combination Agreement could negatively impact Oxus and Borealis.

If the Business Combination is not completed for any reason, including as a result of Oxus’ shareholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of Oxus and Borealis may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Oxus and Borealis would be subject to a number of risks, including the following:

•        Oxus or Borealis may experience negative reactions from the financial markets, including negative impacts on Oxus Share price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•        Borealis may experience negative reactions from its customers, vendors and employees;

•        Oxus and Borealis will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•        since the Business Combination Agreement restricts the conduct of Oxus’ and Borealis’ businesses prior to completion of the Business Combination, each of Oxus and Borealis may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “Proposal 1 — The Business Combination Proposal — The Business Combination Agreement” of this proxy statement/prospectus for a description of the restrictive covenants applicable to Oxus and Borealis).

If the Business Combination Agreement is terminated and Oxus Board seeks another merger or business combination, Oxus Shareholders cannot be certain that Oxus will be able to find another acquisition target that would constitute a business combination or that such other merger or business combination will be completed. See the section entitled “Proposal 1 — The Business Combination Proposal — The Business Combination Agreement — Termination” of this proxy statement prospectus for additional information.

Oxus and Borealis will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees, merchants and customers may have an adverse effect on Oxus and consequently on Borealis. These uncertainties may impair Borealis’ ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause customers and others that deal with Borealis to seek to change existing business relationships with Borealis. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New Borealis’ business following the Business Combination could be negatively impacted. In addition, the Business Combination agreement restricts Borealis from making certain expenditures and taking other specified actions without the consent of Borealis until the Business Combination occurs. These restrictions may prevent Borealis from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See the section entitled “Proposal 1 — The Business Combination Proposal — The Business Combination Agreement” of this proxy statement/prospectus for additional information.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Borealis’ actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Oxus and Borealis currently believe are reasonable. The unaudited pro forma condensed combined information does not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” of this proxy statement/prospectus for additional information.

Oxus will incur significant transaction costs in connection with the Business Combination.

Oxus has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. Oxus will also incur significant legal, financial advisor, accounting and banking fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. Oxus estimates that it will incur approximately $10.5 million in transaction costs related to the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed. See the section entitled “Proposal 1 — The Business Combination Proposal — The Business Combination Agreement” of this proxy statement/prospectus for additional information.

The Oxus Initial Shareholders have agreed to vote in favor of the proposals at the Meeting, regardless of how public shareholders vote.

As of the date hereof, the Oxus Initial Shareholders own Oxus ordinary shares representing approximately 65.7% of the outstanding Oxus ordinary shares. Pursuant to the Letter Agreement entered into at the closing of the Oxus IPO and the Letter Agreement entered into in connection with the execution of the Business Combination Agreement, the Oxus Initial Shareholders have agreed to vote any Oxus ordinary shares held by them in favor of each of the proposals at the Meeting, regardless of how public shareholders vote. Accordingly, the agreement by the Oxus Initial Shareholders to vote in favor of each of the proposals at the Meeting will increase the likelihood that Oxus will receive the requisite shareholder approval for the Business Combination and the transactions contemplated thereby, including the merger.

If Oxus is deemed to be an investment company for purposes of the Investment Company Act, Oxus would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, Oxus may abandon its efforts to consummate the Business Combination and liquidate.

On March 30, 2022, the SEC issued proposed rules relating to certain activities of SPACs (the “SPAC Rule Proposals”), relating to, among other things, circumstances in which SPACs could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a Current Report on Form 8-K announcing that it has entered into an agreement with a target company for an Initial Business Combination no later than 18 months after the effective date of its registration statement for its IPO (the “IPO Registration Statement”). The company would then be required to complete its Initial Business Combination no later than 24 months after the effective date of the IPO Registration Statement.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. It is possible that a claim could be made that Oxus has been operating as an unregistered investment company. This risk may be increased if Oxus continues to hold the funds in the Trust Account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, rather than instructing the trustee to liquidate the securities in the Trust Account and hold the funds in the Trust Account in cash.

If Oxus is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted. In addition, Oxus would be subject to burdensome compliance requirements. Oxus does not believe that its principal activities will subject Oxus to regulation as an investment company under the Investment Company Act. However, if Oxus is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, Oxus would be subject to additional regulatory burdens and expenses for which Oxus has not allotted funds. As a result, unless Oxus can modify its activities so that it would not be deemed an investment company, Oxus would expect to abandon its efforts to complete the Business Combination and instead to liquidate. If Oxus is required to liquidate, its shareholders would not be able to realize the benefits of owning stock in New Borealis, including the potential appreciation in the value of its stock and warrants following the Business Combination, and its warrants would expire worthless.

If Oxus instructs the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash in order to seek to mitigate the risk that Oxus could be deemed to be an investment company for purposes of the Investment Company Act, Oxus would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of Oxus.

The funds in the Trust Account have, since Oxus’ IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of Oxus being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, Oxus may, at any time, instruct the trustee with respect to the Trust Account to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the Business Combination or liquidation of Oxus. Following such liquidation of the securities held in the Trust Account, Oxus would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to Oxus to pay its taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of Oxus. As of the date of this prospectus/proxy statement, Oxus has not yet made any such determination to liquidate the securities held in the Trust Account.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that Oxus may be considered an unregistered investment company, in which case Oxus may be required to liquidate. Accordingly, Oxus may determine, in its discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of Oxus. As of the date of this prospectus, Oxus is currently holding the funds in its Trust Account in money market funds.

Oxus may not be able to consummate the Business Combination or an Initial Business Combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem Public Shares and liquidate, in which case the public shareholders may only receive $10.35 per share, or less than such amount in certain circumstances, and the warrants will expire worthless.

If Oxus is unable to complete an Initial Business Combination before the Extended Date or amend the current memorandum and articles of association to extend the date by which Oxus must complete an Initial Business Combination, Oxus will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including income earned on the funds held in the Trust Account and not previously released to Oxus to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Oxus’ remaining shareholders and Oxus Board, dissolve and liquidate, subject in each case to Oxus’ obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Oxus Warrants, which will expire worthless if Oxus fails to complete its Initial Business Combination.

Neither Oxus nor its shareholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-Closing adjustment to be made to the total Business Combination consideration in the event that any of the representations and warranties made by Borealis in the Business Combination Agreement ultimately proves to be materially inaccurate or incorrect.

The representations and warranties made by Oxus and Borealis to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, Oxus and its shareholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-Closing adjustment to be made to the total Business Combination consideration if any representation or warranty made by Borealis in the Business Combination Agreement proves to be materially inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Oxus would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Oxus does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Oxus to consummate an Initial Business Combination even if a substantial majority of Oxus’ shareholders determine to redeem their shares.

Oxus’ amended and restated memorandum and articles of association does not provide a specified maximum redemption threshold. It is, however, a condition to Closing under the Business Combination Agreement that the Minimum Cash Condition be satisfied. If the amount of Closing Available Cash is less than $30,000,000, then Oxus and Borealis will not be required to consummate the Business Combination, although each of Oxus and Borealis may, in its sole discretion, waive this condition. In the event that both Oxus and Borealis waive this condition, Oxus does not intend to seek additional shareholder approval or extend the time period in which its public shareholders can exercise their redemption rights. In no event, however, Oxus will redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (such that Oxus is not subject to the SEC’s “penny stock” rules). As a result, Oxus may be able to consummate the Business Combination even if a substantial majority of its shareholders determining to redeem their shares have redeemed their Public Shares. In the event the aggregate cash consideration Oxus would be required to pay for all Public Shares that are validly submitted for redemption exceeds the aggregate amount of cash available to Oxus, Oxus will not complete the Business Combination or redeem any shares, all Public Shares submitted for redemption will be returned to the holders thereof, and Oxus instead may search for an alternate business combination.

If third parties bring claims against Oxus, the proceeds held in the trust account could be reduced and the per-share redemption amount received by public shareholders may be less than $10.20 per public share initially held in the trust account.

Oxus’ placing of funds in the trust account may not protect those funds from third-party claims against Oxus. Although Oxus has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business (except its independent registered accounting firm) execute agreements with Oxus waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Oxus’ assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, Oxus’ management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Oxus than any alternative. Oxus is not aware of any product or service providers who have not or will not provide such waiver other than the Underwriters of the Oxus IPO and Oxus’ independent registered public accounting firm.

Upon redemption of Public Shares, if Oxus does not complete its Initial Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, Oxus will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.20 per public share initially held in the trust account, due to claims of such creditors. Pursuant to the Letter Agreement, the Sponsor has agreed that it will be liable to Oxus if and to the extent any claims by a third party for services rendered or products sold to Oxus, or a prospective target business with which Oxus has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (1) $10.20 per public share and (2) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.20 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay Oxus’ tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under Oxus’ indemnity of the Underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. However, Oxus has not asked the Sponsor to reserve for such indemnification obligations, nor has Oxus independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Oxus believes that the Sponsor’s only assets are securities of Oxus. Therefore, Oxus cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for the Business Combination and redemptions could be reduced to less than $10.20 per public share. In such event, Oxus may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Oxus’ directors or officers will indemnify Oxus for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Oxus’ directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of (1) $10.20 per public share and (2) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.20 per public share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Oxus’ independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While Oxus currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Oxus, it is possible that Oxus’ independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Oxus’ independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to public shareholders may be reduced below $10.20 per public share.

Oxus may not have sufficient funds to satisfy indemnification claims of its directors and officers.

Oxus has agreed to indemnify its directors and officers to the fullest extent permitted by law. However, Oxus’ directors and officers have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and not to seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Oxus only if (1) Oxus has sufficient funds outside of the trust account or (2) Oxus consummates an Initial Business Combination. Oxus’ obligation to indemnify its directors and officers may discourage shareholders from bringing a lawsuit against its directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Oxus’ directors and officers, even though such an action, if successful, might otherwise benefit Oxus and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Oxus pays the costs of settlement and damage awards against its directors and officers pursuant to these indemnification provisions.

If, after Oxus distributes the proceeds in the trust account to public shareholders, it files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Oxus that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Oxus and its board may be exposed to claims of punitive damages.

If, after Oxus distributes the proceeds in the trust account to public shareholders, it files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding up petition is filed against Oxus that is not dismissed, any distributions received by Oxus Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Oxus Shareholders. In addition, Oxus Board may be viewed as having breached its fiduciary duty to Oxus’ creditors and/or having acted in bad faith, thereby exposing itself and Oxus to claims of punitive damages, by paying Oxus Shareholders from the trust account prior to addressing the claims of creditors.

If, before distributing the proceeds in the trust account to public shareholders, Oxus files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Oxus that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Oxus Shareholders and the per share amount that would otherwise be received by Oxus Shareholders in connection with Oxus’ liquidation may be reduced.

If, before distributing the proceeds in the trust account to public shareholders, Oxus files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Oxus that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in Oxus’ bankruptcy estate and subject to the claims of third parties with priority over the claims of Oxus’ shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by Oxus Shareholders in connection with Oxus’ liquidation may be reduced.

Oxus Shareholders may be held liable for claims by third parties against Oxus to the extent of distributions received by them upon redemption of their shares.

If Oxus is forced to enter into an insolvent liquidation, any distributions received by Oxus Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Oxus was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by its shareholders. Furthermore, Oxus’ directors may be viewed as having breached their fiduciary duties to Oxus or Oxus’ creditors and/or may have acted in bad faith, and thereby exposing themselves and Oxus to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Oxus cannot assure you that claims will not be brought against it for these reasons. Oxus and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Oxus Share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of approximately $18,000 and imprisonment for five years in the Cayman Islands.

Oxus may amend the terms of its warrants in a manner that may be adverse to holders of warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants and prior written consent of EarlyBirdCapital. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of Class A Shares purchasable upon exercise of a warrant could be decreased, all without your approval.

The Oxus Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, LLC, as warrant agent, and Oxus. The warrant agreement provides that the terms of Oxus Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants and prior written consent of EarlyBirdCapital to make any change that adversely affects the interests of the registered holders of the warrants. Accordingly, Oxus may amend the terms of the warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants and EarlyBirdCapital approve of such amendment. Although Oxus’ ability to amend the terms of the warrants with the consent of at least 50% of the then outstanding Public Warrants and EarlyBirdCapital is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or shares, shorten the exercise period or decrease the number of Class A Shares purchasable upon exercise of a warrant.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, Oxus or Borealis expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that Oxus expects to achieve from the Business Combination.

If the Business Combination is not completed, potential target businesses may have leverage over Oxus in negotiating a business combination, Oxus’ ability to conduct due diligence on a business combination as it approaches its dissolution deadline may decrease, and it may have insufficient working capital to continue to pursue potential target businesses, each of which could undermine its ability to complete a business combination on terms that would produce value for Oxus Shareholders.

Any potential target business with which Oxus enters into negotiations concerning an Initial Business Combination will be aware that, unless Oxus amends its existing memorandum and articles of association to extend its life and amend certain other agreements it has entered into, then Oxus must complete its Initial Business Combination by the Extended Date. Consequently, if Oxus is unable to complete this Business Combination, a potential target business may obtain leverage over it in negotiating an Initial Business Combination, knowing that if Oxus does not complete its Initial Business Combination with that particular target business, it may be unable to complete its Initial Business Combination with any target business. This risk will increase as Oxus gets closer to the timeframe described above. In addition, Oxus may have limited time to conduct due diligence and may enter into its Initial Business Combination on terms that it would have rejected upon a more comprehensive investigation. Additionally, Oxus may have insufficient working capital to continue efforts to pursue a business combination.

Activities taken by Oxus Shareholders to increase the likelihood of approval of the Business Combination Proposal and other proposals could have a depressive effect on Oxus’ ordinary shares.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Oxus or its securities, the Sponsor, Borealis or Borealis’ shareholders and/or their respective affiliates may purchase shares or warrants from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Oxus’ ordinary shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to complete the Business Combination where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on Oxus’ ordinary shares.

As of the date of this proxy statement/prospectus, there have been no discussions and no agreements to such effect have been entered into with any such investor. Oxus will file a Current Report on Form 8-K to disclose arrangements entered into or purchases made by any of the aforementioned persons, which report will include the number of shares or warrants purchased, the purchase price, the purpose of the purchase, the impact that such purposes would have on the likelihood that the Business Combination Proposal will be approved, the identity (if not purchased in the open market) or nature of the security holders who sold to the Sponsor, Borealis or Borealis’ shareholders and/or their respective affiliates and the number of Public Shares then redeemed.

Any ordinary shares purchased by the Sponsor, Borealis or Borealis’ shareholders and/or their respective affiliates would be purchased at a price no higher than the per share pro rata portion of the trust account. Any ordinary shares so purchased would not be voted in favor of the Business Combination Proposal at the Meeting and would not be redeemable by the Sponsor, Borealis or Borealis’ shareholders and/or their respective affiliates.

Oxus may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination agreements or similar agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Oxus’ liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed. Currently, Oxus is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Business Combination.

Oxus is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Oxus’ search for a business combination, and any target business with which it ultimately consummates a business combination, may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Oxus is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on Oxus’ business. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated banknotes to Russia or persons locates there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect Oxus’ ability to search for a target and consummate a business combination. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this proxy statement/prospectus.

Even if Oxus consummates the Business Combination, there is no guarantee that Oxus Warrants will ever be in the money, and they may expire worthless.

Upon consummation of the Business Combination, each Oxus Warrant will become one New Borealis Warrant, exercisable to purchase one New Borealis Common Share at an exercise price of $11.50 per share. There is no guarantee that such New Borealis Warrants, following the Business Combination, will ever be in the money prior to their expiration, and as such, the New Borealis Warrants may expire worthless.

Because Borealis is not conducting an underwritten offering of its securities, no underwriter has conducted due diligence on Borealis’ business, operations or financial condition, or reviewed the disclosure in this proxy statement/prospectus.

Section 11 of the Securities Act imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11 of the Securities Act, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence on the registrant and vet the registrant’s disclosure. Such due diligence may include calls with the issuer’s management, review of material agreements and background checks on key personnel, among other investigations.

Because Borealis intends to become publicly traded through a business combination with a special purpose acquisition company rather through an underwritten offering of its ordinary shares, no underwriter is involved in the Business Combination. As a result, no underwriter has conducted diligence on Borealis in order to establish a due diligence defense with respect to the disclosure presented in this proxy statement/prospectus. If such investigation had occurred, certain information in this prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter.

Oxus’ and Borealis’ ability to consummate the Business Combination, and the operations of New Borealis following the Business Combination, may be materially adversely affected by the coronavirus (COVID-19) pandemic, other events and the status of debt and equity markets.

The COVID-19 pandemic has adversely affected, and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) could adversely affect, the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of Borealis or New Borealis following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 (including variant mutations of the virus) and the actions to contain COVID-19 or treat its impact, among others.

If the disruptions posed by COVID-19 or other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases) continue for an extensive period of time, Oxus’ and Borealis’ ability to consummate the Business Combination and New Borealis’ financial condition and results of operations following the Business Combination may be materially adversely affected. Each of Oxus, Borealis and New Borealis may also incur additional costs due to delays caused by COVID-19, which could adversely affect New Borealis’ financial condition and results of operations. In addition, Oxus’ and Borealis’ ability to consummate the Business Combination may be dependent upon its ability to raise equity and debt financing which may be impacted by

COVID-19 and other events (such as terrorist attacks, natural disasters or a significant outbreak of other infectious diseases), including as a result of increased market volatility, decreased market liquidity in third-party financing being unavailable on terms acceptable to us or at all.

Changes in laws or regulations, or how such laws or regulations are interpreted or applied, or a failure to comply with any laws and regulations, may adversely affect Oxus’ business, including Oxus’ ability to negotiate and complete the Business Combination, and results of operations.

Oxus is subject to laws and regulations enacted by national, regional and local governments. In particular, Oxus is required to comply with certain SEC and other legal requirements, Oxus’ Business Combination may be contingent on Oxus’ ability to comply with certain laws and regulations and any post-business combination company may be subject to additional laws and regulations. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. A failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Oxus’ business, including Oxus’ ability to negotiate and complete Oxus’ Initial Business Combination, and results of operations. In addition, those laws and regulations and their interpretation and application may change from time to time, including as a result of changes in economic, political, social and government policies, and those changes could have a material adverse effect on Oxus’ business, including Oxus’ ability to negotiate and complete Oxus’ Initial Business Combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules that would, among other items, impose additional disclosure requirements in business combination transactions involving SPACs and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, as well as when projections are disclosed in connection with proposed business combination transactions; increase the potential liability of certain participants in proposed business combination transactions; and impact the extent to which SPACs could become subject to regulation under the Investment Company Act. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect Oxus’ business, including Oxus’ ability to negotiate and complete Oxus’ Initial Business Combination and may increase the costs and time related thereto.

Oxus may be a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors who exercise their right to redeem ordinary shares.

Oxus is a blank check company, with no current active business, and may be classified as a PFIC. If Oxus is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in “Proposal 1 — The Business Combination Agreement Proposal — U.S. Federal Income Tax Considerations”) of ordinary shares, the U.S. Holder may be subject to adverse U.S. federal income tax consequences upon the redemption of ordinary shares and may be subject to additional reporting requirements. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to holders of Oxus securities. See the section entitled “Proposal 1 — The Business Combination Proposal — U.S. Federal Income Tax Considerations” of this proxy statement/prospectus for a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders.

If Oxus is deemed a “foreign person” under the regulations relating to CFIUS, its failure to obtain any required approvals within the requisite time period may require us to liquidate.

Oxus’ Sponsor is Oxus Capital Pte. Ltd, a Singapore company. Oxus’ Sponsor currently owns 2,662,500 Class B Shares and 1,500,000 Class A Shares. Kenges Rakishev, Oxus’ Chairman of the Board and the controlling shareholder of Sponsor, is a citizen of Kazakhstan. Oxus is a Cayman Islands exempted company. All of Oxus’ officers and directors are Non-U.S. persons. Non-U.S. persons are likely to hold the majority of the New Borealis Board seats after the consummation of the Business Combination. Borealis is a Canadian corporation and New Borealis will be an Ontario corporation after the consummation of the Business Combination.

If CFIUS considers Oxus to be a “foreign person” and Borealis a U.S. business that may affect national security, Oxus could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with Borealis falls within the scope of applicable foreign ownership restrictions, Oxus may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’s jurisdiction, Oxus may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after Closing.

Although Oxus does not believe that Borealis is a U.S. business, let alone one that may affect national security that may affect national security, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order Oxus to divest all or a portion of a U.S. business of the Combined Company if Oxus had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by Oxus Sponsor. If Oxus were to seek an Initial Business Combination other than the Business Combination, the pool of potential targets with which Oxus could complete an Initial Business Combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because Oxus has only a limited time to complete the Business Combination, its failure to obtain any required approvals within the requisite time period may require us to liquidate. If Oxus liquidates, its public shareholders would be entitled to redemption of 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Oxus (less taxes payable), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any). Moreover, the public shareholders would lose the investment opportunity in a target company, any price appreciation in the Combined Companies, and the warrants would expire worthless.

Recent increases in inflation and interest rates in the United States and elsewhere could make it more difficult for Oxus to consummate an Initial Business Combination.

Recent increases in inflation and interest rates in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including Oxus’ securities, and may lead to other national, regional, and international economic disruptions, any of which could make it more difficult for Oxus to consummate an Initial Business Combination.

Following the consummation of the Business Combination, Borealis’ existing shareholders will exercise significant influence over New Borealis and their interests may conflict with yours in the future.

Immediately following the Closing of the anticipated Business Combination, Borealis’ existing shareholders will own approximately 50.3% of the outstanding New Borealis Common Shares. Each New Borealis Common Share initially entitles its holders to one vote on all matters presented to shareholders generally. Accordingly, those owners, if voting in the same manner, will be able to exercise significant influence over the election and removal of the majority of directors of New Borealis and thereby determine corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of the articles and by-laws and other significant corporate transactions of New Borealis for so long as they retain significant ownership. This concentration of ownership may delay or deter possible changes in control of New Borealis, which may reduce the value of an investment in the New Borealis Common Shares. So long as Borealis’ existing shareholders continue to own a significant amount of the combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control decisions of New Borealis.

If the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless.

The exercise price for the Public Warrants is $11.50 per share, subject to adjustment, which has exceeded the market price of Oxus’ Class A Shares, which, for example, was $[•] per share based on the closing price on [•], the record date for the Meeting. There can be no assurance that the Public Warrants will ever be in the money prior to their expiration and, as such, the warrants may expire worthless. In connection with the Business Combination, Public Warrants will be converted into New Borealis Warrants.

The terms of the Public Warrants may be amended in a manner that may be adverse to the holders. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, Oxus may amend the terms of the warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although its ability to amend the terms of the warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of Class A Shares purchasable upon exercise of a warrant.

Oxus and Borealis Shareholders will experience immediate dilution due to the issuance of New Borealis Common Shares upon the Closing.

If Oxus Shareholders approve the Business Combination Proposal and the other proposals described herein and the parties consummate the Business Combination, New Oxus is expected to issue an aggregate of 22,386,316 New Oxus Common Shares upon the Closing, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the Amalgamation. It is anticipated that, upon completion of the Business Combination, (i) Oxus’ existing public shareholders, including its independent directors, will own approximately 9.4% of the outstanding New Borealis Common Shares, (ii) its Sponsor will own approximately 24.4% of the outstanding New Borealis Common Shares, and (iii) Borealis’ existing shareholders will own approximately 50.3% of the outstanding New Borealis Common Shares. The expected number of New Oxus Common Shares to be issued by New Oxus, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, and the ownership percentages set forth above are calculated based on a number of assumptions, including that (i) none of Oxus’ existing public shareholders exercise their redemption rights, (ii) 750,000 Founder Shares are forfeited by our Sponsor pursuant to that certain Sponsor Support Agreement; (iii) the Borealis Indebtedness immediately prior to the Arrangement (as calculated in accordance with the terms of the Business Combination Agreement) will be approximately $17,000,000, and are subject to adjustment in accordance with the terms of the Business Combination Agreement, and (iv) the Sponsor Convertible Notes are fully converted to Borealis Shares in accordance with the terms of the Sponsor Note Purchase Agreement and the Plan of Arrangement.

If any Class A Shares are redeemed in connection with the Business Combination, the percentage of outstanding New Borealis Common Shares held by its public shareholders will decrease and the percentages of outstanding New Borealis Common Shares held immediately following the Closing of the Business Combination by each of the Oxus Initial Shareholders will increase. See the section entitled “Summary — Impact of the Business Combination on New Borealis’ Public Float” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information. To the extent that any of the outstanding warrants or options are exercised for New Borealis Common Shares, or awards are issued under the Incentive Plan Proposal, its existing shareholders may experience substantial dilution. Such dilution could, among other things, limit the ability of its current shareholders to influence New Borealis’ management through the election of directors following the Business Combination.

Directors and officers have discretion in agreeing to changes or waivers to the terms of the Business Combination Agreement and related transactions, which may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Oxus’ public shareholders’ best interest.

In the period leading up to the Closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Oxus to agree to amend the Business Combination Agreement, to consent to certain actions taken by Borealis or to waive rights to which Oxus is entitled to under the Business Combination Agreement. These events could arise because of changes in Borealis’ business, a request by Borealis to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Borealis’ business and would entitle us to terminate the Business Combination Agreement. In any of such circumstances, it would be at Oxus’ discretion, acting through its board of directors, to consent to such a request or action or waive such rights. The existence of the financial and personal interests of the directors described elsewhere in these risk factors may result in a conflict of interest on the part of one or more of the directors between what she may believe is best for the public shareholders and what she may believe is best for herself in determining whether or not to take the requested action or waive its rights. As of the date of this proxy statement/prospectus, Oxus does not believe there will be any requests, actions or waivers that its directors and officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained, with the exception of the delivery of Borealis’ audited financial statements. While certain changes could be made without further shareholder approval, Oxus will circulate a new or amended proxy statement/prospectus and resolicit its shareholders if changes to the terms of the Business Combination and other related transactions that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Oxus has identified a material weakness in its internal control over financial reporting as of March 31, 2023 and December 31, 2022. If Oxus is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in the company and materially and adversely affect its business and operating results.

Oxus has identified a material weakness in its internal controls over financial reporting related to the accounting for its complex financial instruments. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or, detected and corrected on a timely basis. In such a case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in Oxus’ financial reporting, our securities price may decline and we may face litigation as a result. Further, effective internal controls are necessary for Oxus to provide reliable financial reports and prevent fraud.

In light of the material weakness identified, although Oxus has processes to identify and appropriately apply applicable accounting requirements, it plans to enhance its processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to the company’s financial statements. The plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among the company’s personnel and third-party professionals with whom Oxus consults regarding complex accounting applications. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. There can be no assurance that the measures taken to date, or any measures Oxus may take in the future, will be sufficient to avoid potential future material weaknesses.

Oxus’ independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As of March 31, 2023, Oxus had working capital deficiency of $3.89 million. Further, Oxus had incurred and expects to continue to incur significant costs in pursuit of its finance and acquisition plans. In addition, Oxus expects to have negative cash flows from operations as it pursues an Initial Business Combination. Management’s plans to address this need for capital through the Initial Business Combination. There can be no assurance that the plans to consummate an initial Business Combination will be successful. These factors, among others, raise substantial doubt about Oxus’ ability to continue as a going concern. Oxus financial statements do not include any adjustments that might result from its inability to continue as a going concern.

Risks Relating to Redemption

Public shareholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to 15% or more of the Public Shares.

A public shareholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to an aggregate of 15% or more of the Public Shares. Accordingly, if you hold 15% or more of the Public Shares and the Business Combination Proposal is approved, you will not be able to exercise redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. If the Business Combination is consummated, the value of such excess shares may not appreciate over time and the market price of New Borealis Common Shares may not exceed the per share redemption price paid in connection with the Business Combination.

A shareholder’s decision as to whether to redeem his, her, its shares for a pro rata portion of the trust account may not put the shareholder in a better future economic position.

Oxus can give no assurance as to the price at which a shareholder may be able to sell his, her or its Public Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, such as the Business Combination, may cause an increase in New Borealis’ share price, and may result in a lower value realized upon redemption than a shareholder might realize in the future had the shareholder not redeemed his, her or its shares. Similarly, if a shareholder does not redeem his, her or its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of the Business Combination, and the risk that the shareholder may not be able, in the future to sell his, her or its shares, for a greater amount than the redemption price described in this proxy statement/prospectus. A shareholder should consult his, her or its tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Oxus Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Class A Shares for a pro rata portion of the funds held in Oxus’ trust account.

Holders of Class A Shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their redemption rights. In order to exercise redemption rights, holders of Public Shares are required to, among other requirements, submit a request in writing and deliver their share certificates (either physically or electronically) to Oxus’ transfer agent at least two business days prior to the Meeting. Shareholders electing to redeem their Public Shares will receive their pro rata portion of the amount on deposit in the trust account less taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “The Meeting of Oxus Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights. If you do not timely submit your redemption request and deliver your share certificates in respect of your Class A Shares and comply with the other redemption requirements, you will not be entitled to redeem your Class A Shares.

Oxus will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with the Business Combination. Despite Oxus’ compliance with these rules, if a shareholder fails to receive Oxus’ tender offer or proxy materials, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation or tender offer materials, as applicable, that Oxus will furnish to holders of Oxus’ Public Shares in connection with the Business Combination will indicate the applicable delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly tender or redeem its shares. For example, Oxus may require its public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Oxus’ transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the Business Combination in the event it distributes proxy materials, or to deliver their share certificates to the transfer agent electronically. In the event that a shareholder fails to comply with these or any other procedures, its shares may not be redeemed.

The Continuance and Amalgamations may give rise to a taxable event for U.S. Holders of Class A Shares and Public Warrants

Subject to the limitations and qualifications described in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders” below, the Continuance and the Amalgamations are generally intended to be tax-deferred to U.S. Holders of Class A Shares and Public Warrants for U.S. federal income tax purposes, except to the extent that U.S. Holders of Class A Shares receive cash pursuant to the exercise of redemption rights. However, the failure to meet certain requirements could result in the exchange of Class A Shares and/or Public Warrants being a taxable event.

The requirements for tax-deferred treatment and the U.S. federal tax consequences to U.S. Holders if such requirements are not met are discussed in more detail under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the Continuance and the Amalgamations to U.S. Holders.” If you are a U.S. Holder of Class A Shares or Public Warrants, you are urged to consult your tax advisor to determine the tax consequences thereof.

Risks Relating to Ownership of New Borealis Common Shares Following the Business Combination

New Borealis’ management team has limited experience managing a public company.

Some members of New Borealis’ management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Its management team may not successfully or efficiently manage its transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal, foreign and state or provincial securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from its senior management and could divert their attention away from the day-to-day management of our business, which could harm its business, results of operations, and financial condition.

New Borealis’ Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) collectively have no prior experience managing a public company and no meaningful financial reporting education or experience. They are and currently will continue to be heavily dependent on engaging and dealing with outside professional advisors, primarily accountants, lawyers, and financial advisors who are not and will not be affiliated with Borealis’ independent auditors. Borealis does not have any formal arrangements with professionals to help its CEO and CFO and cannot provide any assurances that it will be able to establish arrangements with professionals on terms or costs that are acceptable or affordable to Borealis.

New Borealis will incur significant increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives.

As a public company, New Borealis will incur significant legal, accounting, and other expenses that it did not incur as a private company. New Borealis will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that it file with the SEC annual, quarterly and current reports with respect to its business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, imposes significant corporate governance and executive compensation related provisions on public companies. Recent legislation permits companies that are emerging growth companies within the meaning of the federal securities laws (each, an “EGC”) to implement many of these requirements over a longer period and up to five years from the pricing of this offering. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which New Borealis operates its business in ways that cannot currently be anticipated.

It is anticipated that the rules and regulations applicable to public companies will increase substantially the legal and financial compliance costs from those incurred by Borealis and to make some activities more time-consuming and costly. If these requirements divert the attention of New Borealis management and personnel from other business concerns, they could have an adverse effect on its business. The increased costs will decrease its net income or increase its net loss, and may require New Borealis to reduce costs in other areas of its business or increase the prices of its products or services. For example, it is expected that these rules and regulations will make it more difficult and more expensive for New Borealis to obtain director and officer liability insurance, and New Borealis may be required to incur substantial costs to maintain the same or similar coverage. The amount or timing of additional costs New Borealis may incur to respond to these requirements cannot be predicted or estimated. The impact of these requirements could also make it more difficult for New Borealis to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

If New Borealis fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in its financial and other public reporting, which would harm its business and the trading price of its common stock.

Effective internal controls over financial reporting are necessary for New Borealis to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in its implementation could cause New Borealis to fail to meet its reporting obligations. In addition, any testing by New Borealis conducted in connection with its review of the adequacy of its disclosure controls and procedures or internal controls over financial reporting, or any subsequent testing by its independent registered public accounting firm, may reveal deficiencies in its internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in its reported financial information, which could have a negative effect on the trading price of its stock.

New Borealis will be required to disclose changes made in its internal controls and procedures on a quarterly basis and its management will be required to assess the effectiveness of these controls annually. However, for as long as New Borealis is an EGC, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting. New Borealis could be an EGC for up to five years. An independent assessment of the effectiveness of its internal controls over financial reporting could detect problems that its management’s assessment might not. Undetected material weaknesses in its internal controls over financial reporting could lead to restatements of its financial statements and require it to incur the expense of remediation.

The price of New Borealis Common Shares may be volatile, and you could lose all or part of your investment.

The trading price of New Borealis Common Shares following the Business Combination is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond New Borealis’ control, including limited trading volume. These factors include:

•        changes in laws or regulations applicable to New Borealis’ products;

•        adverse developments concerning New Borealis’ manufacturers or its manufacturing plans;

•        New Borealis’ ability to effectively manage its growth;

•        announcements of significant acquisitions, strategic partnerships, joint ventures, or capital commitments by New Borealis or its competitors;

•        actual or anticipated variations in quarterly operating results;

•        New Borealis’ cash position;

•        New Borealis’ failure to meet the estimates and projections of the investment community or that New Borealis may otherwise provide to the public;

•        changes in the market valuations of similar companies;

•        overall performance of the equity markets;

•        sales of New Borealis Common Shares by New Borealis or its shareholders in the future;

•        trading volume of New Borealis Common Shares;

•        changes in accounting practices;

•        ineffectiveness of New Borealis’ internal controls;

•        disputes or other developments relating to proprietary rights, including patents, litigation matters, and New Borealis’ ability to obtain patent protection for its technologies;

•        significant lawsuits, including patent or shareholder litigation;

•        general political and economic conditions; and

•        other events or factors, many of which are beyond New Borealis’ control.

The majority of New Borealis’ directors and executive officers will be non-residents of the United States and as a result, it may not be possible for investors to enforce civil liabilities against those directors and executive officers of New Borealis.

Following completion of the Business Combination, New Borealis will be a corporation existing under the laws of the Province of Ontario, New Borealis’ principal office will be located in Oakville, Ontario and a substantial portion of its assets are located outside the United States. Further, the majority of New Borealis’ directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon such directors and officers who are not residents of the United States or to enforce against them judgments of the United States courts based upon civil liability under the federal securities laws or the securities laws of any state within the United States. There is doubt as to the enforceability in Canada against New Borealis or any of its directors or officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or securities laws of any state within the United States.

The New Borealis Articles, together with the New Borealis By-laws, and Canadian laws and regulations applicable to New Borealis may adversely affect New Borealis’ ability to take actions that could be deemed beneficial to shareholders of New Borealis.

As a Canadian company, New Borealis will be subject to different corporate requirements than a corporation organized under the laws of the United States. The New Borealis Articles, the New Borealis By-laws as well as the OBCA, set forth various rights and obligations that are unique to New Borealis as a Canadian company. These requirements may limit or otherwise adversely affect New Borealis’ ability to take actions that could be beneficial to shareholders of New Borealis.

Provisions of the laws of the Province of Ontario and the federal laws of Canada may also have the effect of delaying or preventing a change of control or changes in New Borealis’ management. For example, the OBCA includes provisions that require any shareholder proposal that includes nominations for the election of directors to be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

The ICA requires that a non-Canadian must file an application for review with the Minister responsible for the ICA and obtain approval of the Minister prior to acquiring direct control of a “Canadian business” within the meaning of the ICA, where prescribed financial thresholds are exceeded. As a “Canadian business,” an acquisition of control of New Borealis by a non-Canadian would be subject to a suspensory review if these thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold New Borealis Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition appointed under the Competition Act (Canada) to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in New Borealis.

A market for New Borealis’ securities may not develop, which would adversely affect the liquidity and price of its securities.

Following the Business Combination, the price of New Borealis’ securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for New Borealis’ securities following the Business Combination may never develop or, if developed, it may not be sustained.

Nasdaq may not list New Borealis’ securities on its exchange, and if they are listed New Borealis may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in its securities and subject it to additional trading restrictions.

As a result of the proposed Business Combination, New Borealis intends to apply for listing of its shares and warrants. While New Borealis will apply to have its shares and warrants listed on Nasdaq upon consummation of the Business Combination, it must meet Nasdaq’s initial listing requirements. New Borealis may be unable to meet those requirements. Even if its securities are listed on Nasdaq following the Business Combination, New Borealis may be unable to maintain the listing of its securities in the future.

If New Borealis fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, or if New Borealis is delisted, there could be significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage for New Borealis; and

•        a decreased ability to obtain capital or pursue acquisitions by issuing additional equity or convertible securities.

New Borealis will incur increased costs and obligations as a result of being a public company.

As a privately held company, Borealis has not been required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, New Borealis will incur significant legal, accounting and other expenses that Borealis was not required to incur in the recent past. These expenses will increase once New Borealis is no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, have increased the costs and the time that must be devoted to compliance matters. Oxus expects these rules and regulations will increase New Borealis’ legal and financial costs and lead to a diversion of management time and attention from revenue-generating activities.

For as long as New Borealis remains an “emerging growth company” as defined in the JOBS Act, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” New Borealis will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO (its predecessor), (b) in which it has total annual gross revenue of at least $1.07 billion or (c) in which New Borealis is deemed to be a large accelerated filer, which means the market value of its shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. To the extent New Borealis chooses not to use exemptions from various reporting requirements under the JOBS Act, or if it no longer can be classified as an “emerging growth company,” Oxus expects that New Borealis will incur additional compliance costs, which will reduce its ability to operate profitably.

New Borealis may issue additional shares or other equity securities without your approval, which would dilute your ownership interest in New Borealis and may depress the market price of its shares.

New Borealis may issue additional shares or other equity securities in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or grants under the Incentive Plan without shareholder approval in a number of circumstances.

The issuance of additional shares or other equity securities could have one or more of the following effects:

•        New Borealis’ existing shareholders’ proportionate ownership interest will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding share may be diminished; and

•        the market price of its shares may decline.

If New Borealis’ performance following the Business Combination does not meet market expectations, the price of its securities may decline.

If New Borealis’ performance following the Business Combination does not meet market expectations, the price of New Borealis Common Shares may decline. The market value of New Borealis Common Shares at the time of the Business Combination may vary significantly from the price of its Class A Shares on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which its shareholders vote on the Business Combination. Because the number of New Oxus Common Shares issued as consideration in the Business Combination will not be adjusted to reflect any changes in the market price of its Class A Shares, the value of New Borealis Common Shares issued in the Business Combination may be higher or lower than the values of its shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of New Borealis Common Shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the equity interests of New Borealis, and trading in its Class A Shares has not been active. Accordingly, the valuation ascribed to Oxus and New Borealis Common Shares in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Borealis Common Shares develops and continues, the trading price of its shares following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control. Any of the factors listed below could have a material adverse effect on your investment in New Borealis Common Shares and its shares may trade at prices significantly below the price you paid for them.

Broad market and industry factors may depress the market price of New Borealis Common Shares irrespective of its operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Borealis’ securities, may not be predictable. A loss of investor confidence in the market for technology or sustainability-related stocks or the stocks of other companies which investors perceive to be similar to New Borealis could depress its share price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of New Borealis Common Shares also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

New Borealis Warrants will become exercisable following the Business Combination, which could increase the number of New Borealis Common Shares eligible for future resale in the public market and result in dilution to its shareholders.

Outstanding warrants to purchase an aggregate of 26,550,000 New Borealis Common Shares will become exercisable on the 30th day following the Closing of the Business Combination in accordance with the terms of the warrant agreement governing those securities. These warrants consist of 17,250,000 warrants originally included in the units issued in the IPO and 9,300,000 Private Placement Warrants. Each warrant entitles its holder to purchase one Class A Share at an exercise price of $11.50 per share and will expire at 5:00 p.m., Eastern Time, five years after the Closing of the Business Combination or earlier upon redemption of its Class A Shares or its liquidation. To the extent warrants are exercised, additional New Borealis Common Shares will be issued, which will result in dilution to its then existing shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of New Borealis Common Shares.

Borealis’ and Oxus’ ability to successfully effect the Business Combination and successfully operate the business thereafter will depend largely upon the efforts of certain key personnel, including the key personnel of Borealis, all of whom Oxus expects to stay with New Borealis following the Business Combination. The loss of such key personnel could adversely affect the operations and profitability of New Borealis’ business.

Oxus and Borealis’ ability to recognize certain benefits of the Business Combination and successfully operate New Borealis’ business following the Business Combination will depend upon the efforts of certain key personnel of Borealis. Although Oxus and Borealis expect all of such key personnel to remain with New Borealis following the Business Combination, the unexpected loss of key personnel may adversely affect the operations and profitability of New Borealis. In addition, New Borealis’ future success depends in part on its ability to identify and retain key personnel to succeed senior management. Furthermore, while Oxus has closely scrutinized the skills, abilities and qualifications of the key Borealis personnel that will be employed by New Borealis, Oxus’ assessment may not prove to be correct. If such personnel do not possess the skills, qualifications or abilities Oxus expects or those necessary to manage a public company, the operations and profitability of New Borealis’ business may be negatively impacted.

Following the Business Combination, New Borealis’ ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for its shares.

The trading market for New Borealis Common Shares will be influenced by the research and reports that industry or securities analysts may publish about it, its business, its market, or its competitors. If no securities or industry analysts commence coverage of New Borealis, its share price would likely be less than that which would be obtained if it had such coverage and the liquidity, or trading volume of its shares may be limited, making it more difficult for a shareholder to sell shares at an acceptable price or amount. If any analysts do cover New Borealis, their projections may vary widely and may not accurately predict the results it actually achieves. New Borealis’ share price may decline if its actual results do not match the projections of research analysts covering it. Similarly, if one or more of the analysts who write reports on New Borealis downgrades its shares or publishes inaccurate or unfavorable research about its business, its share price could decline. If one or more of these analysts ceases coverage of New Borealis or fails to publish reports on it regularly, its share price or trading volume could decline.

Subsequent to the consummation of the Business Combination, New Borealis may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although Oxus has conducted a due diligence examination of Borealis and its subsidiaries, Oxus cannot assure you that this examination revealed all material issues that may be present in Borealis’ business, or that factors outside of Oxus’ and Borealis’ control will not later arise. As a result, New Borealis may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Oxus’ due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with its preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New Borealis’ liquidity, the fact that it may report charges of this nature could contribute to negative market perceptions about New Borealis or its securities. In addition, charges of this nature may cause New Borealis to be unable to obtain future financing on favorable terms or at all.

New Borealis may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, New Borealis’ share price may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. New Borealis may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on its business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject New Borealis to significant liabilities.

New Borealis may be or may become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If New Borealis is a passive foreign investment company (“PFIC”) for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of the New Borealis Common Shares or New Borealis Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Due to the expectation that the Continuance qualifies as an F Reorganization (See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the Continuance and the Amalgamation to U.S. Holders”), New Borealis should be treated as the same corporation as Oxus for purposes of the PFIC provisions. Accordingly, New Borealis’ PFIC status may depend on whether Oxus has qualified for the PFIC start-up exception (the “Start Up Exception,” which generally provides that a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “Start-Up Year”)), if (i) no predecessor of the corporation was a PFIC, (ii) the corporation establishes to the satisfaction of the U.S. Internal Revenue Service (“IRS”) that it will not be a PFIC for either of the first two taxable years following the Start-Up Year and (iii) the corporation is not in fact a PFIC for either of those years. The application of the Start-Up Exception is dependent on particular facts and circumstances and is subject to uncertainty. There can be no assurance that Oxus has qualified for the start-up exception.

Accordingly, there is uncertainty with respect to New Borealis’ status as a PFIC. In general, if New Borealis is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences in respect of New Borealis Common Shares (but not New Borealis Warrants) by making and maintaining a timely and valid “qualified electing fund” election (if eligible to do so) with respect to New Borealis. In order to enable a U.S. Holder to make and maintain a “qualified electing fund” election with respect to New Borealis, a U.S. Holder must receive a PFIC Annual Information Statement from New Borealis. New Borealis will use reasonable efforts to provide U.S. Holders this information if it determines that it is a PFIC. However, there is no assurance that New Borealis will have timely knowledge of PFIC status.

Please see the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of Ownership and Disposition of New Borealis Common Shares and New Borealis Warrants — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to New Borealis’ PFIC status. Prospective U.S. Holders of New Borealis Common Shares or New Borealis Warrants are urged to consult their tax advisors regarding the possible application of the PFIC rules to them.

Actions taken by the Oxus Initial Shareholders, Oxus’ officers and directors to increase the likelihood of approval of the Business Combination Proposal and the other proposals presented in this proxy statement/prospectus could have a depressive effect on the price of New Borealis Common Shares.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material nonpublic information regarding Oxus or its securities, the Oxus Initial Shareholders, its directors, officers and their respective affiliates may enter into agreements to purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or enter into transactions with such investors and others to provide them with incentives to acquire Class A Shares or vote their shares in favor of the Business Combination Proposal. As of the date of this proxy statement/prospectus, no such arrangement has been made with an existing investor. While the exact nature of any other incentive arrangements that may be entered into in the future has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Oxus Initial Shareholders for nominal value. The purpose of such purchases and other transactions would be to increase the likelihood that the Business Combination Proposal is approved and to decrease the likelihood that holders request redemption of Public Shares. Entering into any such arrangements may have a depressive effect on the price of New Borealis Common Shares. For example, if as a result of these arrangements an investor or holder purchases shares for nominal value, the investor or holder may be more likely to sell such shares immediately following the Closing of the Business Combination for a price below market value.

New Borealis will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make New Borealis’ securities less attractive to investors and may make it more difficult to compare New Borealis’ performance to the performance of other public companies.

New Borealis will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, New Borealis will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; (2) reduced disclosure obligations regarding executive compensation in New Borealis’ periodic reports and proxy statements; and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, New Borealis’ shareholders may not have access to certain information they may deem important. New Borealis will remain an emerging growth company until the earliest of: (a) the last day of the fiscal year (i) following the fifth anniversary of Closing, (ii) in which New Borealis has total annual gross revenue of at least $1.07 billion or (iii) in which New Borealis is deemed to be a large accelerated filer, which means the market value of its ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (b) the date on which New Borealis has issued more than $1.0 billion in non-convertible debt securities during the prior three year period. Oxus cannot predict whether investors will find New Borealis’ securities less attractive because it will rely on these exemptions. If some investors find New Borealis’ securities less attractive as a result of New Borealis’ reliance on these exemptions, the trading prices of New Borealis’ securities may be lower than they otherwise would be, there may be a less active trading market for New Borealis’ securities and the trading prices of New Borealis’ securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. New Borealis has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, it, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Borealis’ financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after New Borealis no longer qualifies as an “emerging growth company,” as long as New Borealis qualifies as a foreign private issuer under the Exchange Act, New Borealis will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, New Borealis will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, New Borealis shareholders may not have access to certain information they deem important. Oxus cannot predict if investors will find New Borealis Common Shares less attractive because New Borealis relies on these exemptions. If some investors find New Borealis Common Shares less attractive as a result, there may be a less active trading market and share price for New Borealis Common Shares may be more volatile.

Following the completion of the Business Combination, after June 30, 2024, New Borealis may qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such New Borealis will be exempt from certain provisions applicable to United States domestic public companies.

Because New Borealis may qualify as a foreign private issuer under the Exchange Act following the consummation of the Business Combination after June 30, 2024, New Borealis may be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

If New Borealis qualifies as a foreign private issuer, New Borealis will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, New Borealis intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq.

Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information New Borealis is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, if you continue to hold New Borealis securities, you may receive less or different information about New Borealis than you currently receive about Oxus or that you would receive about a U.S. domestic public company.

Even if New Borealis qualifies as a foreign private issuer, New Borealis could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of the outstanding New Borealis Common Shares become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of New Borealis’ directors or officers are U.S. citizens or residents; (2) more than 50% of New Borealis’ assets are located in the United States; or (3) New Borealis’ business is administered principally in the United States. If New Borealis loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, New Borealis would likely incur substantial costs in fulfilling these additional regulatory requirements and members of New Borealis’ management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The future exercise of registration rights may adversely affect the market price of New Borealis Common Shares.

Certain New Borealis shareholders will have registration rights for restricted securities. In connection with the consummation of the Business Combination, New Borealis will enter into the Registration Rights Agreement and Lock-Up Agreement with the Sponsor and certain other shareholders of New Borealis, which will provide for customary “demand” and “piggyback” registration rights for certain shareholders. Sales of a substantial number of New Borealis Common Shares pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Borealis Common Shares.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements are provided to aid in the analysis of the financial aspects of the Business Combination and adjustments for the material event. This material event is referred to herein as “Material Event” and the pro forma adjustments for the Material Event are referred to herein as “Adjustments for Material Event.”

The unaudited pro forma condensed combined balance sheet of the Combined Company after giving effect to the Business Combination and to other material event as of March 31, 2023 and the unaudited pro forma condensed combined statements of operations of the Combined Company for the three months ended March 31, 2023 and for the fiscal year ended December 31, 2022 present the combination of the financial information of Oxus and Borealis, after giving effect to the Business Combination and related adjustments described in the accompanying notes. Oxus and Borealis are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the Combined Company or New Borealis.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and for the fiscal year ended December 31, 2022 give pro forma effect to the Business Combination and the Material Event as if these had occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives pro forma effect to the Business Combination and the Material Event as if these were completed on March 31, 2023.

The unaudited pro forma condensed combined financial information are based on and should be read in conjunction with the historical financial statements of each of Oxus and Borealis and the notes thereto, as well as the disclosures contained in the sections titled “Oxus’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Borealis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Business Combination and the Material Event occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The Business Combination will be accounted for as a reverse recapitalization in accordance with ASC Topic 805, Business Combinations. Under this method of accounting, Oxus will be treated as the “acquired” company for accounting purposes. Since New Borealis does not meet the definition of a business under ASC Topic 805, Business Combinations, net assets of New Borealis will be stated at historical cost, with no goodwill or other intangible assets recorded.

Borealis has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of Oxus accompanied by a recapitalization:

•        Borealis’ existing shareholders will have the greatest voting interest in the combined entity under the no redemption scenario with an approximately 50.3% voting interest and under the contractual maximum redemption scenario with an approximately 54.0% voting interest;

•        the largest individual minority shareholder of the combined entity is an existing shareholder of Borealis;

•        senior management of Borealis will continue as senior management of the combined entity;

•        Borealis is the larger entity based on historical total assets and revenues; and

•        Borealis’ operations will comprise the ongoing operations of New Borealis.

The following table presents summary pro forma data after giving effect to the Business Combination, the Material Event and the other transactions contemplated by the Business Combination Agreement, assuming two redemption scenarios as follows:

•        No Redemption Scenario:    This presentation assumes that no Oxus public shareholders exercise redemption rights with respect to their Public Shares.

•        Contractual Maximum Redemption Scenario:    This scenario assumes that 1,519,743 Class A Shares, or 67.6% of the outstanding Class A Shares, are redeemed, resulting in an aggregate payment of $16.2 million, including a pro rata portion of interest accrued on the trust account, out of the trust account, and that the fair value of the marketable securities held in the trust account following such redemption along with the proceeds from the New Investor Convertible Note Financing are sufficient to satisfy the Minimum Cash Condition pursuant to the terms of the Business Combination Agreement. If, as a result of redemptions of Class A Shares by the public shareholders, the Minimum Cash Condition is not met (or waived), then Oxus and or the selling shareholders (as applicable) may elect not to consummate the Business Combination or redeem any Class A Shares submitted for redemption will be returned to the holders thereof.

	Assuming no redemption		Assuming contractual maximum redemptions
	Shares	%	Shares	%
Borealis Shareholders	11,259,035	50.3%	11,259,035	54.0%
Oxus Public Shareholders	1,949,468	8.7%	429,725	2.1%
Oxus Founders(1)	5,903,465	26.4%	5,903,465	28.2%
New Investors	3,274,348	14.6%	3,274,348	15.7%
Total	22,386,316	100.0%	20,866,573	100.0%

____________

(1)      This includes 2,040,965 shares issued to Oxus Capital for their investment in convertible notes in Borealis and also includes 300,000 shares issued to underwriters and 150,000 shares issued to Oxus directors.

The Business Combination will result in the combination of Borealis and Newco, with a fiscal year end of December 31. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022 present the combination of financial information of Newco, Oxus and Borealis, after giving effect to the Business Combination, the Material Event and related adjustments described in the accompanying notes.

Material Event and Background Relevant to Material Event

In May 2023, Borealis issued convertible notes payable with an aggregate principal amount of $10 million to a New Investor. This facility is expected to be converted to Class A Shares of the Combined Company at Closing (refer to Note 3 — Adjustments for Material Event).

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2023

				Assuming No Redemption			Assuming Contractual Maximum Redemptions
	Oxus Acquisition Corp.	Borealis Foods, Inc. and Subsidiaries	Adjustments for Material Event (Note 3)	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Additional Pro Forma Adjustments	Notes to Additional Pro Forma Adjustments	Pro Forma Combined
ASSETS
Current Assets
Cash	$64,004	$12,681,263	$10,000,000	$20,767,832	A	$21,185,268	$(16,185,268)	J	$5,000,000
				(5,478,500)	B
				(10,137,240)	C
				(4,912,091)	H
				(1,800,000)	I
Accounts receivable, net of allowance for doubtful accounts	—	3,043,375	—	—		3,043,375	—		3,043,375
Inventories, net	—	7,011,034	—	—		7,011,034	—		7,011,034
Prepaid expenses, current	22,212	1,565,629	—	—		1,587,841	—		1,587,841
Total Current Assets	86,216	24,301,301	10,000,000	(1,559,999)		32,827,518	(16,185,268)		16,642,250

Marketable securities held in Trust Account	20,767,832	—	—	(20,767,832)	A	—	—		—
Property, plant and equipment, net	—	46,801,834	—	—		46,801,834	—		46,801,834
Goodwill	—	1,917,356	—	—		1,917,356	—		1,917,356
Other non-current assets	—	171,029	—	—		171,029	—		171,029
TOTAL ASSETS	$20,854,048	$73,191,520	$10,000,000	$(22,327,831)		$81,717,737	$(16,185,268)		$65,532,469

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accrued offering costs and expenses	$2,117,165	$8,502,195	$—	$(766,144)	F	$5,745,000	$—		$5,745,000
				(136,758)	G		—
				(412,091)	H
				(3,559,367)	C
Promissory note	1,800,000	—	—	(1,800,000)	I	—	—		—
Related party payable	58,640	—	—	—		58,640	—		58,640
Deferred revenue	—	523,656	—	—		523,656	—		523,656
Due to related parties	—	7,825,791	—	—		7,825,791	—		7,825,791
Line of credit	—	630,000	—	—		630,000	—		630,000
Convertible note payable, current portion	—	39,800,000	10,000,000	(20,300,000)	F	—	—		—
				(25,000,000)	G
				(4,500,000)	H
Total Current Liabilities	3,975,805	57,281,642	10,000,000	(56,474,360)		14,783,087	—		14,783,087
Convertible note payable, net of current portion	—	3,000,000	—	—	—	3,000,000	—		3,000,000
Line of credit	—	10,000,000	—	—	—	10,000,000	—		10,000,000
Finance lease payable, net of current portion	—	2,094,891	—	—	—	2,094,891	—		2,094,891
Deferred tax liability	—	1,917,356	—	—	—	1,917,356	—		1,917,356
TOTAL LIABILITIES	3,975,805	74,293,889	10,000,000	(56,474,360)		31,795,334	—		31,795,334

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
As of March 31, 2023

				Assuming No Redemption			Assuming Contractual Maximum Redemptions
	Oxus Acquisition Corp.	Borealis Foods, Inc. and Subsidiaries	Adjustments for Material Event (Note 3)	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Additional Pro Forma Adjustments	Notes to Additional Pro Forma Adjustments	Pro Forma Combined
Commitments and contingencies
Class A ordinary shares, par value $0.0001; subject to possible redemption, 1,949,468 shares at redemption value	20,767,832	—	—	(20,767,832)	E	—	—		—

STOCKHOLDERS’ (DEFICIT) EQUITY
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 300,000 issued and outstanding (excluding 1,949,468 shares subject to possible redemption as of March 31, 2023)	30	—	—	356	D	2,238	(152)	J	2,086
				195	E
				1,330	F
				327	G
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,312,500 shares issued and outstanding	431	—	—	(431)	D	—	—		—
Common stock	—	—	—	—	F	—	—		—
Preferred stock	—	—	—	—		—	—		—

Additional paid-in capital	—	42,819,340	—	(5,478,500)	B	93,841,874	(16,185,116)	J	77,656,758
				(6,577,873)	C
				75	D
				20,767,637	E
				17,174,764	F
				25,136,431	G
Accumulated deficit	(3,890,050)	(43,921,709)	—	3,890,050	F	(43,921,709)	—		(43,921,709)
TOTAL STOCKHOLDERS’ (DEFICIT) EQUITY	(3,889,589)	(1,102,369)	—	54,914,361		49,922,403	(16,185,268)		33,737,135
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$20,854,048	$73,191,520	$10,000,000	$(22,327,831)		$81,717,737	$(16,185,268)		$65,532,469

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2023

	Oxus Acquisition Corp.	Borealis Foods, Inc. and Subsidiaries	Assuming No Redemption			Assuming Contractual Maximum Redemptions
			Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Additional Pro Forma Adjustments	Notes to Additional Pro Forma Adjustments	Pro Forma Combined
Revenues, net	$—	$8,429,301	$—		$8,429,301	$—		$8,429,301
Cost of goods sold	—	9,058,213	—		9,058,213	—		9,058,213
Gross profit	—	(628,912)	—		(628,912)	—		(628,912)

Operating expenses
Operating costs	2,118,542	—	—		2,118,542	—		2,118,542
Selling, general and administrative expenses	—	3,935,205	—		3,935,205	—		3,935,205
Total operating expenses	2,118,542	3,935,205	—		6,053,747	—		6,053,747
Loss from operations	(2,118,542)	(4,564,117)	—		(6,682,659)	—		(6,682,659)

Other (expenses) income
Dividend income	1,395,063	—	(1,395,063)	aa	—	—		—
Interest income	2,432	—	—		2,432	—		2,432
Foreign exchange loss	(9,120)	—	—		(9,120)	—		(9,120)
South Carolina grant revenue	—	158,995	—		—	—		—
Interest expense	—	(1,530,582)	756,758	bb	(773,824)	—		(773,824)
Total other income (expense), net	1,388,375	(1,371,587)	(638,305)		(780,512)	—		(780,512)
Net loss before income taxes	(730,167)	(5,935,704)	(638,305)		(7,463,171)	—		(7,463,171)
Benefit for income tax	—	124	—		—	—		—
Net loss	$(730,167)	$(5,935,580)	$(638,305)		$(7,463,171)	$—		$(7,463,171)

Basic and diluted weighted average redeemable Class A ordinary shares outstanding	12,264,433			Note 4	22,386,316		Note 4	20,866,573
Basic and diluted net loss per redeemable Class A ordinary share	$(0.04)				$(0.33)			$(0.36)

Basic and diluted weighted average non-redeemable ordinary shares outstanding	4,612,500				—			—
Basic and diluted net loss per non-redeemable ordinary share	$(0.04)				—			—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)
For the Year Ended December 31, 2022

	Oxus Acquisition Corp.	Borealis Foods, Inc. and Subsidiaries	Assuming No Redemption			Assuming Contractual Maximum Redemptions
			Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma Combined	Additional Pro Forma Adjustments	Notes to Additional Pro Forma Adjustments	Pro Forma Combined
Revenues, net	$—	$25,590,695	$—		$25,590,695	$—		$25,590,695
Cost of goods sold	—	33,660,482	—		33,660,482	—		33,660,482
	—	(8,069,787)	—		(8,069,787)	—		(8,069,787)

Operating expenses
Operating costs	2,886,611	—	9,213,893	dd	12,100,504	—		12,100,504
Selling, general and administrative expenses	—	14,992,673	—		14,992,673	—		14,992,673
Stock-based compensation	—	—	270,500	cc	270,500	—		270,500
Total operating expenses	2,886,611	14,992,673	9,484,393		27,363,677	—		27,363,677
Loss from operations	(2,886,611)	(23,062,460)	(9,484,393)		(35,433,464)	—		(35,433,464)

Other income (expense)
Dividend income	2,578,984	—	(2,578,984)	aa	—	—		—
Interest income	4,010	—	—		4,010	—		4,010
Gain on sale of asset	—	50,000	—		50,000	—		50,000
Foreign exchange gain	1,073	1,945	—		3,018	—		3,018
Other expenses, net	—	(3,215,822)	558,235	bb	(2,657,587)	—		(2,657,587)
Total other income (expense)	2,584,067	(3,163,877)	(2,020,749)		(2,600,559)	—		(2,600,559)
Net loss before income taxes	(302,544)	(26,226,337)	(11,505,142)		(38,034,023)	—		(38,034,023)
Provision for income tax	—	(55,588)	—		(55,588)	—		(55,588)
Net loss	$(302,544)	$(26,281,925)	$(11,505,142)		$(38,089,611)	$—		$(38,089,611)

Basic and diluted weighted average redeemable Class A ordinary shares outstanding	17,250,000			Note 4	22,386,316		Note 4	20,866,573
Basic and diluted net loss per redeemable Class A ordinary share	$(0.01)				$(1.70)			$(1.83)

Basic and diluted weighted average non-redeemable ordinary shares outstanding	4,612,500				—			—
Basic and diluted net loss per non-redeemable ordinary share	$(0.01)				$—			$—

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — The Business Combination

Description of the Business Combination

On February 23, 2023, Oxus entered into a Business Combination Agreement with Newco and Borealis. Pursuant to the Business Combination Agreement, among other things: (a) Oxus will domesticate and continue as a corporation existing under the laws of the Province of Ontario, Canada (the “Continuance”); (b) on the Closing Date, Newco and Borealis will amalgamate in accordance with the terms of the Plan of Arrangement, with Amalco surviving the Borealis Amalgamation as a wholly-owned subsidiary of New Oxus; and (c) on the Closing Date, immediately following the Borealis Amalgamation, Amalco and New Oxus will amalgamate (the “New Oxus Amalgamation,” and together with the Continuance, the Borealis Amalgamation and other transactions contemplated by the Business Combination, the Plan of Arrangement and the Ancillary Agreements, the “Proposed Transaction”), with New Borealis surviving the New Oxus Amalgamation.

Under the Business Combination Agreement, the shareholders of Borealis will receive from New Oxus, in the aggregate, a number of shares of New Oxus equal to (a) the Borealis Value (as defined below) divided by (b) $10.00. The Borealis Value will be equal to $150 million less net indebtedness (aggregate consolidated amount of indebtedness of Borealis minus cash) (the “Borealis Value”).

Basis of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with ASC Topic 805, Business Combinations, whereby Oxus is treated as the acquired company and Borealis is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination is expected to be treated as the equivalent of Borealis issuing stock for the net assets of Oxus, accompanied by a recapitalization. The net assets of Oxus will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of Borealis.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2023. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and year ended December 31, 2022 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2022.

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•        Oxus’ unaudited condensed balance sheet as of March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus/information statement; and

•        Borealis’ unaudited condensed consolidated balance sheet as of March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•        Oxus’ unaudited condensed statement of operations for the three months ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus/information statement; and

•        Borealis’ unaudited condensed consolidated statement of operations for the three months ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus/information statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 has been prepared using, and should be read in conjunction with, the following:

•        Oxus’ audited statement of operations for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus/information statement; and

•        Borealis’ audited consolidated statement of operations for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus/information statement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings or cost savings that may be associated with the Merger.

The pro forma adjustments reflecting the completion of the Business Combination are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the current time and that the proforma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Oxus and Borealis.

Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of Oxus’ and Borealis’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

Note 2 — Pro Forma Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 are as follows:

A      Cash released from trust

Adjustment to transfer $20.8 million of marketable securities held by Oxus in trust and converted into cash resources upon close of the Business Combination. Represents the impact of the Business Combination on the cash balance of the Combined Company.

B      Success fees

Adjustment relates to the payment of a business combination marketing arrangement fee of $5.3 million related to the IPO and a legal success fee of $0.2 million that will be paid upon closing of the Business Combination. This amount will be recognized as a decrease in cash and additional paid-in capital.

C      Transaction and other costs

Adjustment to decrease cash by $10.1 million, accrued offering costs and expenses by $3.5 million (incurred transaction cost of which $1.3 million relates to Oxus, $1.4 million relates to Borealis and $0.8 million relates to other costs for Oxus) and additional paid-in capital by $6.6 million (incremental transaction cost of which $3.7 million relates to Oxus and $2.9 million relates to Borealis). The adjustment relates to direct and incremental transaction costs that will be comprised of legal, accounting, audit and miscellaneous fees.

D      SPAC Class B Share Conversion

Adjustment relates to the conversion of 4,312,500 Class B ordinary shares of Oxus, in accordance to the Class B Share Conversion Ratio, as defined in the Business Combination Agreement. The adjustment results in a decrease of $431 in Class B ordinary shares and increases of $356 in Class A ordinary shares and $75 in additional paid-in capital, respectively.

E      Reclassification of Oxus Class A ordinary shares subject to possible redemption — assuming no redemptions

Assuming no redemption, this adjustment relates to the reclassification of 1,949,468 shares of Oxus Class A ordinary shares subject to redemption, with a par value of $0.0001 into 1,949,468 shares of the Combined Company Class A ordinary shares, resulting in an increase in Oxus Class A ordinary shares par value not subject to redemption of approximately $195 and an increase of additional paid-in capital of $20.8 million.

F       Conversion of Borealis common stock into Oxus Class A ordinary shares

Represents an exchange of Borealis common stock into ordinary shares in Oxus. Under the assuming no redemption scenario, in exchange for their common stock in Borealis, Borealis Shareholders will receive 13,300,000 shares of the Combined Company. The pro forma adjustment of the reverse recapitalization is as follows:

•        An adjustment to eliminate Oxus’s accumulated deficit of approximately $3.9 million.

•        Using an Exchange Ratio of approximately 1-for-0.069 the total number of shares of the Combined Company’s ordinary shares to be issued to Borealis Shareholders will be 13,300,000 shares. Based on a par value of $0.0001, the adjustment to the Combined Company’s ordinary shares par value balance will be approximately $1,330. The 13,300,000 shares to be issued to Borealis Holders is calculated by applying the exchange ratio to the outstanding common stock of Borealis as of March 31, 2023. Refer to the table below.

Borealis Shares outstanding	162,353,749
Conversion of convertible notes into Borealis Shares	30,126,975
192,480,724
x: Exchange ratio	0.069
Total number of Combined Company Shares to be held by Borealis Shareholders post merger	13,300,000

G      Conversion of New Investor Convertible Note

Represents the conversion of New Investor Convertible Notes to Class A Shares at Closing. The adjustment results in reductions in convertible notes payable, current portion of $25 million, $0.1 million of accrued offering costs and expenses, along with increases of $327 in Class A Shares and $25.2 million in additional paid-in capital. The long-term convertible notes of $3 million will be paid on its maturity date.

H      Settlement of convertible notes in cash at Closing

Represents the settlement of convertible notes in cash at Closing. The adjustment results in reductions in convertible notes payable, current portion of $4.5 million, $0.4 million of accrued expenses and other current liabilities and $4.9 million of cash. The long-term convertible notes of $3 million will be paid on its maturity date.

I        Repayment of promissory note

Adjustment relates to the repayment of Oxus’ promissory note at Closing, resulting in a reduction in cash of $1.8 million and a reduction in the promissory note balance to $nil.

J       Reclassification of Oxus Class A ordinary shares subject to possible redemption — assuming contractual maximum number of redemptions

To record the maximum number of Oxus Class A ordinary shares redemptions, 1,519,743 shares of Oxus Class A ordinary shares subject to redemption will be redeemable at a redemption price of approximately $10.65. The adjustment will reduce cash by $16.2 million, additional paid in capital by $16.2 million, and the Combined Company’s ordinary shares by $152 for the par value of the shares.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Three Months Ended March 31, 2023 and the Year Ended December 31, 2022

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2021 are as follows:

aa     Exclusion of dividend income

Represents elimination of dividend income earned on marketable securities held in the trust account.

bb     Exclusion of interest expense

The adjustment relates elimination of interest expense in connection conversion and settlement of convertible notes.

cc      Recognition Oxus of stock-based compensation

Adjustment relates to the recognition of $0.27 million of stock-based expense which was considered contingent upon the consummation of the Business Combination.

dd     Transaction cost

To reflect preliminary estimated incremental transaction costs for Oxus.

Note 3 — Adjustments for Material Event

The adjustments in connection with the Material Event resulted in an increase of $10 million in cash and convertible notes payable, current portion, respectively.

Note 4 — Net Loss per Share

Represents the net loss attributable to ordinary shareholders per share calculated using the historical weighted average shares of ordinary shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares of ordinary shares outstanding for basic and diluted net loss attributable to ordinary shareholders per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. The calculation of diluted loss per ordinary shares does not consider the effect of the warrants issued in connection with the Initial Public Offering since the inclusion of such warrants would be anti-dilutive.

For the Three Months Ended March 31, 2023	Assuming No Redemption	Assuming Contractual Maximum Redemptions
Weighted average Class A ordinary shares outstanding, basic and diluted	22,386,316	20,866,573
Net loss per share of Class A ordinary shares, basic and diluted	$(0.33)	$(0.36)
For the Year Ended December 31, 2022	Assuming No Redemption	Assuming Contractual Maximum Redemptions
Weighted average Class A ordinary shares outstanding, basic and diluted	22,386,316	20,866,573
Net loss per share of Class A ordinary shares, basic and diluted	$(1.70)	$(1.83)

THE MEETING OF OXUS SHAREHOLDERS

The Oxus Meeting

Oxus is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at the Meeting to be held on [•], 2023, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Oxus Shareholders on or about [•], 2023. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place of the Meeting

The Meeting of Oxus will be held at [•], Eastern time, on [•], 2023, for the purpose of considering and voting upon the proposals described herein. Oxus will hold the Meeting in both virtual and physical format and Oxus strongly recommends that you attend the Meeting virtually. For the purposes of the Articles, the physical place of the Meeting will be at the offices of Greenberg Traurig, LLP, located at One Vanderbilt Avenue, New York, NY 10017, United States of America. Oxus’ shareholders will be able to attend, vote their shares, and submit questions during the Meeting in person or virtually via a live audio webcast. In order to attend the Meeting virtually, you must pre-register at the following website: [•]. To pre-register, you will need the control number included on your proxy card or on the instructions that accompanied your proxy materials. If a shareholder does not attend the Meeting (virtually or in person) or appoint a proxy, such shares will not be counted for the purposes of any vote.

Purpose of the Extraordinary General Meeting

At the Meeting, Oxus will ask Oxus Shareholders to vote in favor of the following proposals:

1.      The Business Combination Proposal:    To consider and vote upon a proposal to approve, by special resolution, and adopt the Business Combination Agreement, pursuant to which, on the day prior to the Closing Date, Oxus intends to de-register as an exempted company in the Cayman Islands and domesticate and continue as New Oxus, a corporation continued under the OBCA. On the Closing Date, as part of the Arrangement and in accordance with the terms of the Plan of Arrangement, each of the following transactions will occur and be deemed to occur sequentially in the following order (effective as at five-minute intervals starting at the Arrangement Effective Time):

•        the Borealis Convertible Instruments (excluding (A) any convertible financing instrument of Borealis that will be repaid prior to the Closing in accordance with its terms, (B) the Remaining Borealis Convertible Instruments, and (C) the New Investor Convertible Notes) will, without further action by or on behalf of a holder of Borealis Convertible Instruments, be converted into Borealis Shares pursuant to their terms and the terms of any applicable conversion agreements;

•        all Borealis Options outstanding immediately prior to the Closing Date will be fully vested and exercised for Borealis Shares having a fair market value equal to the aggregate fair market value of the Borealis Shares underlying the outstanding Borealis Options minus the aggregate exercise price of such Borealis Options;

•        the Borealis Amalgamation will be completed, with Amalco surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the Borealis Amalgamation, among other things: (i) each Borealis Share (including all Borealis Shares issuable upon the deemed exercise of Borealis Options pursuant to the Arrangement and the conversion of the Borealis Convertible Instruments), without any action on the part of New Oxus, Borealis, Newco or the Borealis Shareholders will be exchanged for, in accordance the Exchange Spreadsheet, the number of New Oxus Common Shares equal to the Exchange Rate; and (ii) each common share of Newco held by New Oxus will be exchanged for an Amalco Share on a one-for-one basis;

•        the New Oxus Amalgamation will be completed, with New Borealis surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the New Oxus Amalgamation, among other things: (i) each issued and outstanding Amalco Share immediately prior to such amalgamation will be cancelled without any repayment of capital in respect thereof; (ii) no securities will be issued and no assets will be distributed by New Borealis as a result of such amalgamation; (iii) the issued and outstanding New Oxus Common Shares immediately prior to such amalgamation will survive and continue as New Borealis Common Shares; and (iv) the stated capital of New Borealis Common Shares will be equal to the stated capital of the New Oxus Common Shares immediately before the New Oxus Amalgamation; and

•        the New Investor Convertible Notes will be converted into New Borealis Common Shares pursuant to the terms of the applicable New Investor Note Purchase Agreement.

2.      The Continuance Proposal:    To consider and vote upon a proposal to approve, by special resolution, the Continuance, and in connection therewith, the adoption of the Continuance Governing Documents for purposes of the articles and by-laws of New Oxus following the completion of the Continuance.

3.      The Governing Documents Proposals:    To consider and vote upon a proposal to approve, by special resolution, and adopt the New Borealis Governing Documents for purposes of the New Borealis Articles and the by-laws of New Borealis following the completion of the Amalgamation. In addition to voting on the adoption of the New Borealis Governing Documents in their entirety, this proposal is separated into sub-proposals submitted to Oxus’ shareholders to vote upon those material aspects of the New Borealis Governing Documents that do not appear in, or are different from the Articles, as described in the following paragraphs (a) through (e).

a.      The proposed New Borealis Governing Documents would establish the authorized capital of New Borealis to consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

b.      The proposed New Borealis Governing Documents would declassify the board of directors with the result being that each director will be elected annually for a term of one year.

c.      The proposed New Borealis Governing Documents would reduce the requisite quorum for a meeting of shareholders from a majority of votes to 33-1/3% of the New Borealis Common Shares entitled to vote at such meeting.

d.      The proposed New Borealis Governing Documents would include an advance notice provision that requires a nominating shareholder to provide notice to New Borealis in advance of a meeting of shareholders should such nominating shareholder wish to nominate a person for election to the board of directors.

e.      The proposed New Borealis Governing Documents would not include provisions relating to the Class B Shares, the IPO, the Sponsors, the Business Combination and other related matters.

4.      The Share Issuance Proposal:    To consider and vote upon a proposal to approve, by ordinary resolution, for purposes of complying with the applicable listing rules of the Nasdaq, the issuance of more than 20% of the current total issued and outstanding Oxus Shares in connection with the transactions contemplated by the Business Combination Agreement.

5.      The Incentive Plan Proposal:    To consider and vote upon a proposal to approve, by ordinary resolution, and adopt the Incentive Plan in substantially the form attached to this proxy statement/prospectus as Annex K.

6.      The Adjournment Proposal:    To consider and vote upon a proposal to approve by ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for vote.

Recommendation of Oxus Board of Directors

Oxus Board believes that each of the foregoing proposals to be presented at the Meetings is in the best interests of Oxus and its shareholders and unanimously recommends that its shareholders vote “FOR” each of the proposals.

When you consider the recommendation of Oxus Board in favor of approval of each of the proposals to be presented at the Meeting, you should keep in mind that certain of Oxus’ directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. See the section entitled “The Business Combination — Interests of Oxus’ Directors and Officers in the Business Combination.”

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Meeting if you owned Oxus Shares at the close of business on [•], 2023, which is the record date for the Meeting. You are entitled to one vote for each Oxus Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares or warrants you beneficially own are properly counted. On the record date, there were 6,561,968 Oxus Shares outstanding, of which 2,249,468 are Class A Shares originally sold as part of the units in Oxus’ IPO, 1,500,000 are Class A Shares converted from 1,500,000 Class B Shares on a one-to-one basis on April 5, 2023 and 2,812,500 are Class B Shares that were issued to the Sponsor as Founder Shares (of which 150,000 Founder Shares were transferred to each of Oxus’ independent directors).

The holders of the Founder Shares have agreed to vote all of their Founder Shares and any Public Shares acquired by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. Oxus’ issued and outstanding warrants do not have voting rights at the Meeting.

Voting Your Shares

Each Oxus Share that you own in your name entitles you to one vote on each of the proposals presented at the Meeting. Your proxy card shows the number of Oxus Shares that you own. There are several ways to vote your shares:

•        If you are a record holder, you can vote your shares by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Oxus Shares will be voted as recommended by Oxus Board. With respect to proposals for the Meeting, that means: “FOR” the Business Combination Proposal, “FOR” the Continuance Proposal, “FOR” the Governing Documents Proposals, “FOR” the Share Issuance Proposal, “FOR” the Incentive Plan Proposal, and “FOR” the Adjournment Proposal.

•        If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Meeting.

•        You can virtually attend the Meeting and vote online even if you have previously voted by submitting a proxy as described above. You will be able to virtually attend, vote your shares and submit questions during the Meeting via a live audio webcast by pre-registering at [•]. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. However, if your shares are held in the name of your broker, bank or other nominee, you must get a legal proxy from the broker, bank or other nominee. That is the only way Oxus can be sure that the broker, bank or nominee has not already voted your shares. Once you have your legal proxy, contact Continental Stock Transfer & Trust Company to have a control number generated. Continental Stock Transfer & Trust Company contact information is as follows: 917-262-2373, or email proxy@continentalstock.com. Please allow up to 72 hours prior to the Meeting for processing your control number.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Oxus Shares, you may contact Oxus’ proxy solicitor: [•].

Quorum and Vote Required for the Proposals

A quorum of Oxus Shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if a majority of the Oxus Shares held by individuals are present in person, virtually or by proxy (or if held by a corporation or other non-natural person, by its duly authorized representative or proxy). Pursuant to the Articles, if a quorum is not present within half an hour from the time appointed for the Meeting to commence, the Meeting will stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as Oxus Board may determine, and if at the adjourned Meeting a quorum is not present within half an hour from the time appointed for the Meeting to commence, the shareholders present will be a quorum. As of the record date for the Meeting, 3,280,985 Oxus Shares would be required to achieve a quorum.

Approval of each of the Share Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting. Approval of each of the Business Combination Proposal, the Continuance Proposal and the Governing Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting.

The Closing of the Business Combination is conditioned on the approval of each of the proposals at the Meeting, except for the Adjournment Proposal. In addition, each of the other proposals (other than the Adjournment Proposal), is conditioned on the approval of all other proposals at the Meeting, except for the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal at the Meeting.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Oxus believes that the Business Combination Proposal, the Continuance Proposal, the Governing Documents Proposals and the Share Issuance Proposal will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares on such proposals without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares or warrants is referred to as a “broker non-vote.”

If a shareholder fails to attend virtually or in person at the Meeting or fails to submit a valid proxy (or have its broker or other nominee submit one on its behalf), such shares will not be counted for the purposes of establishing a quorum. If a shareholder does not attend the Meeting (virtually or in person) or appoint a proxy, such shares will not be counted for the purposes of any vote. Abstentions, shares represented at the Meeting online or by proxy but not voted on one or more proposals, or a broker non-vote, so long as the shareholder has given the broker or other nominee voting instructions on at least one of the proposals in this proxy statement/prospectus, will each count as present for the purposes of establishing a quorum. However, neither a shareholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a vote cast at the Meeting and thus will have no effect on the outcome of the any of the proposals presented at the Meeting.

Revocability of Proxies

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to [•], Oxus’ proxy solicitor, prior to the date of the Meeting or by voting online at the Meeting. Attendance at the Meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to: [•].

Redemption Rights

If you are a holder of Public Shares, you may redeem, prior to the Continuance, your Public Shares for cash equal to your pro rata share of the aggregate amount on deposit in the trust account, which holds the proceeds of Oxus’ IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to Oxus to pay its income taxes and for working capital purposes. The per-share amount Oxus distributed to holders who properly redeem their shares will not be reduced by the deferred underwriting commissions Oxus will pay to the Underwriters if the Business Combination is consummated. Holders of the Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. The Sponsor and independent directors of Oxus have agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares that they may have acquired during or after Oxus’ IPO in connection with the completion of Oxus’ Initial Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

For illustrative purposes, based on funds in the trust account of approximately $20.1 million on August 4, 2023, the estimated per share redemption price would have been approximately $10.35. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the trust account, including interest earned on the funds held in the trust account and not previously released to Oxus to pay taxes, in connection with the liquidation of the trust account.

In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on [•], 2023 (two business days before the Meeting), both:

•        Submit a request in writing that Oxus redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, Oxus’ transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

•        Deliver your share certificates in respect of your Public Shares either physically or electronically through DTC to Oxus’ transfer agent. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is Oxus’ understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Oxus does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

If you do not submit a written request and deliver your share certificates in respect of your Public Shares as described above, your shares will not be redeemed. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Oxus’ consent, until the vote is taken with respect to the Business Combination and the other proposals presented at the Meeting. If you delivered your share certificates for redemption to Oxus’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Oxus’ transfer agent return the share certificates (physically or electronically). You may make such request by contacting Oxus’ transfer agent at the phone number or address listed above.

Each redemption of Public Shares by the public shareholders will decrease the amount in the trust account. In no event, however, will Oxus redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon completion of the Business Combination.

Public shareholders may elect to redeem their Public Shares whether or not they vote their shares and, if they do vote their shares, whether they vote for or against the Business Combination Proposal and the other proposals set forth herein. A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares with respect to more than an aggregate of 15% of the outstanding Public Shares.

Prior to exercising redemption rights, shareholders should verify the market price of their Class A Shares as they may receive higher proceeds from the sale of their Class A Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Oxus cannot assure you that you will be able to sell your Class A Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Class A Shares when you wish to sell your shares.

If you exercise your redemption rights, your Class A Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the trust account. You will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption.

If the Business Combination Proposal is not approved and Oxus does not consummate an Initial Business Combination by the Extended Date, or amend its Articles to extend the date by which Oxus must consummate an Initial Business Combination, it will be required to dissolve and liquidate and Oxus’ warrants will expire worthless.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of Oxus Shares or Oxus’ warrants in connection with the Business Combination. Holders of Public Shares have a redemption right as further described herein under “The Meeting of Oxus Shareholders — Redemption Rights.”

Solicitation of Proxies

Oxus and Borealis will pay the cost of soliciting proxies for the Meeting equally. Oxus has engaged [•] to assist in the solicitation of proxies for the Meeting. Oxus and Borealis have agreed to pay [•] a fee of $[•]. Oxus and Borealis will reimburse [•] for reasonable out-of-pocket expenses and will indemnify [•] and its affiliates against certain claims, liabilities, losses, damages and expenses. Oxus also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Oxus Shares for their expenses in forwarding soliciting materials to beneficial owners of Oxus Shares and in obtaining voting instructions from those owners. Oxus’ directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

THE BUSINESS COMBINATION

The Background of the Business Combination

The proposed Business Combination is the result of an extensive search by Oxus for an initial business combination using the network, investing and operating experience of Oxus’ management team and Oxus Board. The terms of the Business Combination Agreement and related Ancillary Agreements are the result of extensive arm’s-length negotiations between representatives of Oxus and Borealis (and certain of their respective shareholders). The following is a brief discussion of the background of these negotiations, the Business Combination Agreement and related transactions. The following does not purport to catalogue every conversation among representatives of Oxus, Borealis and other parties.

Oxus is a blank check company incorporated as a Cayman Islands exempted company on February 3, 2021. Oxus was formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. On September 2, 2021, the registration statement relating to the IPO was declared effective by the SEC. On September 8, 2021, Oxus consummated the IPO of 15,000,000 units at $10.00 per unit and the sale of 8,400,000 warrants at a price of $1.00 per private warrant in a private placement to its sponsor, Oxus Capital Pte. Ltd, and the Underwriters for the IPO that closed simultaneously with the closing of the IPO. The units were listed on the Nasdaq Capital Market. On September 13, 2021, the Underwriters exercised their over-allotment option in full, as a result of which Oxus consummated the sale of an additional 2,250,000 units, at $10.00 per unit, and the sale of an additional 900,000 private warrants, at $1.00 per private warrant, generating total gross proceeds of $23.40 million. A total of $175,950,000 (or $10.20 per unit) of the net proceeds from the IPO (including the additional units) and the sale of Private Placement Warrants and additional Private Placement Warrants was deposited in a trust account established for the benefit of Oxus’ public shareholders.

After the consummation of the IPO, Oxus’ officers and directors commenced an active search for prospective businesses or assets to acquire in Oxus’ Initial Business Combination, leveraging Oxus managements’ experience and its network of investment bankers, private equity firms, consulting firms, legal and accounting firms and numerous other business relationships. Representatives of Oxus were contacted by, and representatives of Oxus contacted, numerous individuals and entities who offered to present ideas for acquisition opportunities, including financial advisors, such as EarlyBirdCapital, and other persons and entities with which Oxus’ officers and directors had pre-existing relationships.

Specifically, Oxus’ directors and officers targeted potential business combination targets which Oxus’ directors and officers believed, based on their experience, could satisfy all (or a portion) of the following key criteria for a business combination target: (a) have a defensible position within a target market as a result of a differentiated technology or other competitive advantages which could benefit from access to additional capital as well as Oxus’ directors’ and officers’ industry relationships and expertise; (b) can achieve a reasonably expeditious timeline to both signing and closing based on the target’s preparedness and readiness to engage in a transaction and be a public company, with strong management, corporate governance and reporting policies in place; (c) have a positive environmental and social impact, considering all stakeholders, employees and the community, without sacrificing a financial return for Oxus’ shareholders; (d) have a proven business model; (e) present the potential to benefit from being publicly traded with access to the public capital markets and reduced cost of equity and debt capital to pursue further growth opportunities; (f) have significant embedded and/or underexploited organic growth opportunities as well as via third-party acquisitions; and (g) are anticipated to offer attractive risk-adjusted equity returns for Oxus’ Shareholders.

During this search process, Oxus conducted due diligence to varying degrees on prospective targets, including review of such businesses’ management, business model, competitive landscape and certain financials, in each case, to the extent available. In connection with such search process and related due diligence, Oxus, with the assistance of its advisors:

•        developed a list of more than 100 potential acquisition candidates;

•        was contacted by or initiated contact regarding more than 25 business combination opportunities;

•        entered into non-disclosure agreements with approximately 25 of those companies;

•        had in person, telephonic or email discussions with approximately 25 of those companies, of which approximately 15 were actively pursued (including Borealis) by engaging in significant due diligence and detailed discussions directly with the senior executives and/or stockholders;

•        submitted letters of intent to four acquisition candidates (including Borealis); and

•        discussed various targets at Oxus’ regularly scheduled board meetings.

Below is a summary of negotiations with three other acquisition candidates (other than Borealis) where Oxus submitted a letter of intent to the acquisition candidate.

Summary of discussions with Target A

On or about December 20, 2021, a representative of Oxus reached out to a raw commodity managed marketplace driven by technology and market intelligence (“Target A”) to see if it might be interested in a potential business combination. On December 21, 2021, Oxus’ management team held an initial videoconference with Target A’s management team and its shareholders to introduce the Oxus management team to Target A and to learn more about Target A. Oxus entered into a non-disclosure agreement with Target A on December 22, 2021. After the initial call and execution of the non-disclosure agreement, Oxus conducted further due diligence, which included industry research and review of company materials. After several more discussions internally and with Target A, Oxus sent a draft letter of intent to Target A on February 28, 2022, which was in the process of negotiation by the parties until approximately March 4, 2022, when both parties decided not to proceed further with a business combination due to a difference in the valuation expectations.

Summary of discussions with Target B

On or about January 14, 2022, EarlyBirdCapital introduced to Oxus an emerging market- focused car sharing platform (“Target B”) to see if both parties might be interested in a potential business combination. Oxus entered into a non-disclosure agreement with Target B on January 13, 2022. On January 19, 2022, Oxus’ management team, the Sponsor and members of Oxus Board held an initial videoconference with Target B’s management team to introduce the Oxus management team to Target B and to learn more about Target B. Oxus conducted further due diligence, which included industry research and review of company materials. After several more discussions internally and with Target B, Oxus sent a draft letter of intent to Target B on March 2, 2022. Oxus team held numerous calls with Target B regarding valuation expectations and key terms of the letter of intent until April 5, 2022, when Target B informed Oxus of its intent to move in a different direction to raise capital.

Summary of discussions with Target C\

An appointed representative of one of the leading specialty chemicals producers in Europe (“Target C”) reached out to Oxus to see if it might be interested in a potential business combination. Oxus entered into a non-disclosure agreement with Target C on March 7, 2022. During the weeks of March 13, 2022, and March 20, 2022, Oxus’ management team, the Sponsor and members of Oxus Board held an initial videoconference with the potential target’s management team and Target C’s significant shareholders to introduce the Oxus management team to Target C and to learn more about Target C. After the initial call, Oxus conducted further due diligence, which included industry research and review of company materials. After several more discussions internally and with Target C, Oxus signed a letter of intent with Target C on April 13, 2022.

As a part of due diligence in late April to early May 2022, Oxus’ management, members of Oxus Board, and EarlyBirdCapital representatives visited Target C’s sites, including all production facilities and mines and met with its key personnel. In addition, they met local government officials and helped to secure a supportive letter for the project from a governmental ministry. After further due diligence and a site visit, Oxus decided to terminate the initial letter of intent on May 10, 2022, and presented a second letter of intent, which was executed on July 5, 2022. In the second letter of intent, based on the extensive analysis made by Oxus and its representatives, Oxus reduced the deal value and ascribed a lower pre-money enterprise valuation.

In the period between July 5, 2022 and September 15, 2022, the Oxus team engaged global consultants to conduct legal, tax and technical due diligence. By September 15, 2022, Oxus received due diligence preliminary reports from all engaged consultants. Some crucial findings of the due diligence and implications caused by the European energy crisis together with the geopolitical uncertainties at the global and regional levels led Oxus to revise the deal structure and reduce Target C’s value, which was not accepted by Target C. On November 21, 2022, both parties ended the negotiations and agreed not to proceed with the business combination with the revised deal structure.

After reviewing and considering the foregoing opportunities, Oxus continued to examine its list of prospects based on a core set of criteria including maturity of the business, size of the business, management team, public market readiness, and growth prospects.

Transaction Timeline

On August 30, 2022, Kanat Mynzhanov, Chief Executive Officer of Oxus, and Amin Ajami, a, Borealis minority shareholder, were introduced by a mutually known party.

From August 30, 2022 through September 28, 2022, Mr. Mynzhanov and Mr. Ajami held numerous communications, including virtual calls.

On September 28, 2022, Mr. Mynzhanov and Kenges Rakishev, Oxus non-executive chairman and controlling shareholder of the Sponsor, held an initial telephonic conference with management of Borealis, including Reza Soltanzadeh, Borealis Chief Executive Officer, and Mr. Ajami. At this meeting, Mr. Soltanzadeh provided an overview of Borealis’ business and future business plans.

On October 12, 2022, management of Oxus held an internal discussion to evaluate Borealis’ business based on the preliminary information collected and determined to pursue Borealis as a target candidate.

On October 12, 2022, Oxus and Borealis entered into a non-disclosure agreement, which contained, among other provisions, customary non-disclosure and non-use provisions and a customary trust account waiver provision pursuant to which Borealis agreed that it has no right, title, interest or claim in Oxus’ trust account. Later, Borealis provided detailed financial, legal, and corporate information to Oxus.

On October 15, 2022, Oxus was granted access to Borealis’ virtual data room that included initial legal due diligence materials. On October 17, 2022, Oxus engaged, as additional external legal counsel, Torys LLP (“Torys”) as Canadian counsel and Herbert Smith Freehills LLP (“HSF”) as U.S. counsel to conduct legal due diligence on Borealis.

From October 15, 2022 through October 26, 2022, Oxus had several discussions with Borealis’ management to obtain additional background information on Borealis and to conduct preliminary due diligence.

From October 26, 2022 through November 14, 2022, Mr. Mynzhanov and representatives of the Sponsor had numerous back-and-forth discussions with Borealis’ management regarding the Sponsor providing financing to Borealis and the terms thereof, including terms of the proposed note purchase agreement and the amount of investment, including number of tranches. The topics that were negotiated between the parties, included automatic conversion of all outstanding principal and all accrued and unpaid interest, tax considerations, closing conditions, representations and warranties and potential discount of five percent from the $120,000,000 valuation cap. In addition, discussions were held regarding the Sponsor providing up to $20 million in financing to Borealis to repay a third-party institution a note in the principal amount of $4,999,000 to release Borealis from its obligation to proceed with an investment transaction and instead to proceed with the transaction with Oxus.

On October 21, 2022, Borealis and the Sponsor executed a note purchase agreement in the amount of $2,500,000 at 10% per annum interest (“Initial Sponsor Note”). On November 14, 2022, Borealis and the Sponsor executed a second note purchase agreement in the amount of $17,500,000 at 10% per annum interest (“Second Sponsor Note, and collectively with the Initial Sponsor Note, “Sponsor Convertible Notes”). The conversion of both notes into Borealis Shares was to be at a $120,000,000 valuation divided by the fully diluted number of outstanding shares and discounted by five percent.

On October 24, 2022, based on the information made available to Oxus and preliminary due diligence conducted to date, Oxus presented to Borealis a non-binding proposal of terms with respect to a potential business combination with Borealis (the “LOI”). The LOI included the Sponsor’s obligation to provide to Borealis Sponsor Convertible Notes, which are secured by a share pledge provided by Borealis’ founders, Barthelemy Helg and Mr. Soltanzadeh. The parties agreed that Borealis’ ascribed pre-money equity value of $150 million or 15 million common shares of New Oxus subject to a further adjustment in accordance with Borealis’ net debt. From August 30, 2022 to October 24, 2022, there were numerous back-and-forth discussions between Mr. Soltanzadeh and Mr. Mynzhanov in relation to the valuation and potential benefits to going public for a growing company like Borealis.

On October 25, 2022, there was a due diligence call with participants from Greenberg, Early Bird Capital, HSF, Oxus team, Borealis and Torys.

On October 26, 2022, Oxus and Borealis executed the LOI.

During the period between October 26, 2022 and November 8, 2022, numerous due diligence calls and discussions were held, in which various members of Borealis management and Oxus management and members of Oxus Board participated, regarding a number of business and financial topics.

In addition, during the same period, Oxus team visited production facilities in Saluda, South Carolina, and key retail stores such as Walmart, tested unreleased products, and held in person discussions with key personnel, including discussions about future pipeline, releases and strategy. Representatives of EarlyBirdCapital were present for some of the discussions.

On November 16, 2022, Torys and HSF delivered its consolidated initial legal due diligence report. Oxus circulated the report to management and Oxus Board for review. On January 31, 2023, Torys and HSF delivered an updated legal due diligence report. Oxus circulated the report to management and Oxus Board for review.

On December 15, 2022, Shukhrat Ibragimov as a representative of Belphar Ltd., a potential investor in Borealis, Messrs. Mynzhanov and Mametov held a discussion with Messrs. Soltanzadeh and Wegrzyn. During the discussion Messrs. Soltanzadeh and Wegrzyn presented the company’s vision and answered financial-related questions.

On December 16, 2022, Oxus delivered an initial draft of the Business Combination Agreement, prepared by its counsel, Greenberg Traurig, LLP (“GT”), Torys, HSF and Travers Thorp Alberga (“TTA”), Oxus’ Cayman Islands counsel, to Borealis’ counsel, Nixon Peabody LLP (“Nixon Peabody”) and Borealis’ Canadian counsel, Bennett Jones LLP (“Bennett Jones”).

On January 5, 2023, Oxus and Borealis and their respective legal counsel discussed principal business issues related to the Business Combination Agreement, including financing, treatment of Borealis’ convertible debt instruments and termination fee. On January 16, 2023, Nixon Peabody delivered a revised draft of the Business Combination Agreement to GT and Torys, reflecting the discussion of such business issues, and a list of principal legal issues for further consideration.

On January 23, 2023, GT and Torys provided responses to the principal legal issues list to Nixon Peabody and Bennett Jones, which generally addressed, among other things, the following: (i) transaction steps and structure; (ii) potential changes to valuation of Borealis; (iii) treatment of Borealis’ various convertible debt instruments; (iv) terms of the convertible notes to be purchased by a new investor; (v) the exchange mechanics; (vi) written consents from holders of Borealis’ options and convertible notes; (vii) termination fee; (viii) the Borealis Shareholders to be subject to lock-up; (ix) directors of Oxus after domestication; and (x) termination rights.

On January 26, 2023, Oxus and Borealis and their respective legal counsel discussed during a virtual meeting the various principal legal issues, and on February 3, 2023, GT and Torys provided a revised draft of the Business Combination Agreement to Nixon Peabody and Bennett Jones based on such discussions.

On February 2, 2023, Nixon Peabody and Bennett Jones delivered to GT and Torys initial drafts of the Registration Rights Agreement and the Lock-Up Agreement. On February 7, 2023, GT and Torys delivered to Nixon Peabody and Bennett Jones an initial draft of the Sponsor Support Agreement, and on February 15, 2023, GT and Torys delivered a revised draft of the Sponsor Support Agreement. On February 16, 2023, GT and Torys circulated an initial draft of the Shareholder Support Agreement to Nixon Peabody and Bennett Jones.

On February 16, 2023, Nixon Peabody sent GT and Torys an initial draft of Borealis Disclosure Schedule.

On February 7, 2023, Oxus engaged Scalar, LLC (“Scalar”) to provide a fairness opinion in connection with the proposed business combination.

On February 17, 2023, Messrs. Soltanzadeh and Wegrzyn and Messrs. Mametov and Mynzhanov participated in a joint call with representatives from Scalar where Messrs. Soltanzadeh and Wegrzyn provided an overview of Borealis and its business and held discussions about comparable companies.

On February 19, 2023, (i) Nixon Peabody sent GT and Torys revised versions of the Lock-Up Agreement and the Registration Rights Agreement, (ii) GT sent Nixon Peabody and Bennett Jones a revised version of the Business Combination Agreement with revisions related to, among other things, capitalization, company continuance, PCAOB audited financial statements and the termination fee along with a list of various open items to be resolved before signing and (iii) Nixon Peabody sent to GT and Torys a revised version of the Shareholder Support Agreement and an initial draft of the amendment to a convertible promissory note issued by Borealis in favor of Anat Investments Limited.

On February 20, 2023, GT sent to Nixon Peabody and Bennett Jones a revised version of the Sponsor Support Agreement.

Between February 21, 2023 and February 23, 2023, the representatives of Oxus and Borealis and their respective legal counsel held meetings virtually to discuss and exchanged revised drafts of the Business Combination Agreement and the Ancillary Agreements to address various open issues, including the following: (i) terms of conversion of Borealis’ convertible debt instruments; (ii) exchange mechanics; (iii) regulatory approvals; (iv) permitted financing by Borealis; (v) termination fee triggers and reverse termination fee; (vi) signatories to the Sponsor Support Agreement; (vii) the lock-up period; and (viii) amendments to certain existing debt instruments of Borealis. On February 21, 2023, Oxus Board held a meeting virtually to discuss the proposed final transaction terms and evaluate the transaction. Oxus Board discussed factors described below under the caption “— Oxus Board’s Recommendation and Reasons for the Approval of the Business Combination” and considered and discussed factors described above under the caption“— Interests of Certain Persons in the Business Combination.” Each member of Oxus Board was present at the meeting.

On February 22, 2023, Oxus Board met via teleconference to discuss updates on the resolution of the remaining open transaction terms and final revisions to the Business Combination Agreement and the related transaction documents made since the meeting of Oxus Board on February 21, 2023, and to evaluate the proposed transaction, with all board members present. Also present were representatives of GT and Scalar. Representatives of Scalar reviewed its financial analysis of the Transaction with Oxus Board, and rendered to Oxus Board an oral opinion (subsequently confirmed in writing) that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion (attached as Annex L to this proxy statement/prospectus), the Consideration (as defined in such opinion) to be paid by Oxus pursuant to the Business Combination Agreement was fair from a financial point of view to the Class A Shareholders (other than the Excluded Parties). In addition, GT and senior management of Oxus discussed and reviewed the potential benefits of and risks relating to the proposed business combination transaction and the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination. Oxus Board also reviewed and discussed the board’s fiduciary duties in connection with the transaction. After considerable review and discussion of the fairness opinion provided by Scalar and the final transaction terms of the Business Combination, the Business Combination Agreement and related documents and agreements were unanimously approved by Oxus Board, subject to final negotiations and modifications, and Oxus Board determined that the Business Combination was advisable and in the best interests of Oxus and its stockholders and to recommend the approval and adoption of the Business Combination Agreement and the Business Combination contemplated therein by Oxus’ stockholders. Oxus Board also concluded that the fair market value of Borealis was equal to at least 80% of the funds held in the trust account at such date.

On February 23, 2023, the parties executed the Business Combination Agreement and related documents and agreements.

On February 24, 2023, Oxus and Borealis issued a joint press release announcing the execution of the Business Combination Agreement, and Oxus filed with the SEC a Current Report on Form 8-K disclosing the execution of the Business Combination Agreement and related matters.

Since February 23, 2023, Oxus and Borealis, along with their respective legal counsel and advisors, have worked jointly on the preparation of this proxy statement/prospectus.

On August 11, 2023, Oxus, Newco, and Borealis entered into an amendment to the Business Combination Agreement (the “Amendment to the BCA”) to amend and restate certain terms of the Business Combination Agreement including (i) to Section 7.18(a), to change the number of awards of shares of New SPAC Shares to be granted under the New SPAC Equity Plan from 15% to 5%; (ii) delete the form of the Plan of Arrangement attached as Exhibit B to the Business Combination Agreement and replace it with the form attached as Exhibit A to the Amendment to the BCA (the “Plan of Arrangement (Amended)”) (included as Annex B herein) and (iii) delete the form of the New SPAC Bylaws attached as Exhibit G to the Business Combination Agreement and replace it with the form attached as Exhibit B to the Amendment to the BCA (the “New SPAC Bylaws (Amended)”) (included as Annex K herein). The Plan of Arrangement (Amended) included, among other things, certain changes to reflect a plan of arrangement under section 192 of the CBCA and section 182 of the OBCA and certain changes to provisions relating to the New Oxus Amalgamation, and the effects of such amalgamation. The New SPAC Bylaws (Amended) included additional provisions relating to the appointment of an audit committee, and clarification on the quorum requirements for a meeting of shareholders.

The parties have continued and expect to continue regular discussions regarding the timing to consummate the Business Combination and necessary preparation in connection therewith.

Oxus Board’s Reasons for the Approval of the Business Combination

As described under “— Background of the Business Combination” above, Oxus Board, in evaluating the Business Combination, consulted with Oxus’ management and legal and other advisors. In reaching its unanimous decision to approve and adopt the Business Combination Agreement and the Business Combination contemplated therein, Oxus Board considered a variety of factors weighing positively and negatively with respect to the Business Combination. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, Oxus Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination and supporting its decision. Oxus Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

This explanation of the reasons for Oxus Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, Oxus Board reviewed the results of the due diligence conducted by Oxus’ management and advisors, which included:

•        extensive meetings and calls with Borealis’ management team and representatives regarding operations, major customers, regulatory compliance, financial prospects and possible acquisitions, among other customary due diligence matters;

•        consultation with financial advisors regarding competitive landscape, industry outlook and Borealis’ business model;

•        review of Borealis’ material contracts and financial, tax, legal, accounting, environmental and intellectual property due diligence;

•        financial and accounting dule diligence.

After considering the foregoing, including potentially negative and potentially positive factors, Oxus Board concluded, in its business judgment, that the potentially positive factors relating to the Business Combination outweighed the potentially negative factors. Oxus Board recognized that there can be no assurance about future results of the Combined Company, including results considered or expected as disclosed in the foregoing discussion.

The below discussion of the material factors considered by Oxus Board is not intended to be exhaustive but does set forth the principal factors considered by Oxus Board with respect to the Business Combination.

Oxus Board considered a number of factors pertaining to Borealis and the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•        Borealis’ significant planned growth and growth potential.    Oxus Board considered Borealis’ significant planned growth and growth potential as a result of development and launch of the first high-protein, plant-based instant ramen with 20 grams of protein per serving. Oxus Board believed that this product has significant growth potential and presents an opportunity to feed people around the world with nutritious, organic, sustainable and plant-based meals. Oxus Board also took in consideration Borealis’ success in commercial scaling of this high-protein ramen and believed its strong potential for further development. Finally, Oxus believes that Borealis’ product aligns with consumer trends toward healthier and more sustainable food options.

•        Borealis’ environmental and social impact.    As part of the target search, Oxus team was prioritizing innovative companies focused on sustainability, such as in renewable energy, clean technologies, sustainable agriculture, ethical supply chains, and food technologies. Oxus Board believes that a key factor in addressing the world’s food security challenges is improving the availability, access, and utilization of food across global communities. Oxus Board considered that Borealis is a food technology company with a mission to address global food security challenges by developing highly nutritious and functional food products that are both affordable and sustainable. Further, Borealis’ focus on affordability and sustainability reflects its commitment to making a positive impact on both human life and the planet, which is aligned with the Oxus’ target focus. Finally, Oxus Board appreciated Borealis’ commitment to the environment and sustainability.

•        Borealis’ experienced management team.    Oxus Board believes that Borealis has a proven and experienced management team in developing brands and companies in the food industry that is positioned to lead New Borealis after the Business Combination.

•        Due diligence and continuing updates.    Prior to entering into the Business Combination Agreement, Oxus Board review and discussed in detail the results of the due diligence examination of Borealis conducted by Oxus’ management team and Oxus’ financial and legal advisors, which included a number of virtual and in-person meetings with Borealis’ management team and advisors regarding Borealis’ business and business plan, operations, prospects, valuation analyses with respect to the Business Combination, review of significant contracts and other material matters, as well as general financial, legal, regulatory and accounting due diligence. Following the entry into the Business Combination Agreement, Oxus Board has received numerous updates from management of Oxus’ and Borealis, as well as Oxus’ and Borealis’ advisors, regarding developments relating to Borealis, including, among other things, key workstreams and focus areas related thereto, as well as Borealis’ business plan and business and general and industry-specific market conditions and developments.

•        Opinion of Scalar, LLC.    Oxus Board considered the oral opinion of Scalar (subsequently confirmed in writing) rendered to Oxus Board on February 22, 2023, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion (attached as Annex L to this proxy statement/prospectus), the Consideration (as defined in such opinion) to be paid by Oxus pursuant to the Business Combination Agreement was fair from a financial point of view to the Oxus Shareholders (other than the Excluded Parties), as more fully described below under the caption “Opinion of Scalar, LLC;”

•        Attractive valuation supported by comparable companies.    Based on financial analysis performed by Oxus management, Oxus Board considered that Borealis’ implied enterprise value relative to the current valuations experienced by comparable publicly traded companies is favorable for Oxus;

•        No PIPE or third-party financing.    Oxus Board considered that although the New Investor Convertible Note Financing is contemplated by the Business Combination Agreement, the transaction terms for the Business Combination, as an all-equity transaction, do not require, and are not conditioned on, additional PIPE or other third-party financing.

Oxus Board also considered a variety of uncertainties and risks and other potentially negative factors related to Oxus’ business and prospects and related to the Business Combination including, but not limited to, the following:

•        Risk that the benefits described above may not be achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved. Borealis’ ability to achieve its projected growth will depend on such price risks, ability to execute its business plan, and regulatory risks, among others.

•        Risks regarding the shareholder vote.    The risk that Oxus’ shareholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Oxus’ control, including approval by Oxus’ shareholders, and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•        Post-closing capital requirements.    Risks affecting the ability of the Combined Company to raise new capital to meet its near and long-term liquidity needs.

•        Fees and expenses.    The fees and expenses associated with completing the Business Combination.

•        Risk of the liquidation of Oxus.    The risks and costs to Oxus if the Business Combination is not completed, including the risk of diverting management’s focus and resources from other business combination opportunities, which could result in Oxus being unable to effect a business combination in the requisite time frame and force Oxus to liquidate.

•        Potential litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Exclusivity.    The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Oxus from soliciting other business combination proposals, which restricts Oxus’ ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•        Public company experience of officers.    The fact that the Chief Executive Officer and Chief Financial Officer of New Borealis have no experience in operating a U.S. publicly-traded company.

•        Potential conflicts.    The fact that some officers and directors of Oxus have separate interests in the Business Combination. See the section entitled “— Interests of Certain Persons in the Business Combination.”

•        Other risk factors.    Various other risk factors associated with the respective businesses of Oxus and Borealis as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

Oxus’ current charter provides that Oxus renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Oxus, such opportunity is one Oxus is legally and contractually permitted to undertake and would otherwise be reasonable for Oxus to pursue, and such person is legally permitted to refer such opportunity to Oxus. Oxus is not aware of any such corporate opportunities not being offered to it and does not believe that the limitation of the application of the “corporate opportunity” doctrine in the current articles of amendment had any impact on its search for a potential business combination.

Oxus Board concluded that the potential benefits expected to be received by Oxus and its shareholders as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. Accordingly, Oxus Board unanimously resolved: (1) that it was desirable and in Oxus’ commercial interests that Oxus should approve and enter into the Business Combination Agreement, the transactions contemplated thereby and the ancillary documents to which Oxus is or will be a party; (2) to approve and adopt the transactions contemplated by the Business Combination (including the merger); (3) to recommend that the Oxus Shareholders entitled to vote thereon approve and adopt the Business Combination Agreement and the Business Combination and approve and adopt the transactions contemplated by the Business Combination Agreement including the Business Combination Proposal and the other proposals; and (4) to direct that each proposal, including the Business Combination Proposal, be submitted to the Oxus Shareholders for approval.

Opinion of Scalar, LLC

On February 22, 2023, at a meeting of Oxus Board, Scalar rendered its oral opinion to Oxus Board, subsequently confirmed in writing, as to the fairness, from a financial point of view, as of such date, to the Class A Shareholders (for purposes of such opinion and this proxy statement/prospectus, other than Borealis, the Sponsor, and their respective affiliates, which are referred to collectively as the Excluded Parties) of the Consideration (as defined in such opinion) to be paid by Oxus pursuant to the Business Combination Agreement (without giving effect to any impact of the Business Combination on any particular Class A Shareholder other than in its capacity as a Class A Shareholder), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion. For purposes of Scalar’s opinion and this summary, the Consideration (as defined in such opinion) consisted of New Oxus Common Shares with an aggregate value equal to $150,000,000, subject to certain adjustments (as to which Scalar expressed no opinion), with a stated value of $10.00 per New Oxus Common Share.

The full text of Scalar’s written opinion, dated February 22, 2023, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex L. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s advisory services and opinion were provided for the information and assistance of Oxus Board and the opinion does not constitute a recommendation as to how any shareholder of Oxus should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.

In arriving at its opinion, Scalar, among other things:

•        reviewed a draft, dated February 22, 2023, of the Business Combination Agreement;

•        reviewed a draft, dated February 20, 2023, of the Sponsor Support Agreement;

•        reviewed certain publicly available business and financial information relating to Borealis and Oxus;

•        reviewed certain historical financial information and other data relating to Borealis that were provided to Scalar by the management of Oxus, approved for Scalar’s use by Oxus, and not publicly available;

•        reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of Borealis that were provided to Scalar by the management of Oxus, approved for Scalar’s use by Oxus, and not publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2023, through December 31, 2024, prepared by the management of Borealis, which are referred to in this summary of Scalar’s opinion, collectively, as the Financial Projections;

•        conducted discussions with members of the senior management of Borealis and Oxus concerning the business, operations, historical financial results, and financial prospects of Borealis and the Business Combination;

•        reviewed current and historical market prices of the Class A Shares;

•        reviewed certain financial and stock market data of Borealis and compared that data with similar publicly available data for certain other companies;

•        reviewed certain pro forma effects relating to the Business Combination, including estimated transaction costs and the effects of anticipated financings, approved for Scalar’s use by Oxus; and

•        conducted such other financial studies, analyses and investigations, and considered such other information, as Scalar deemed necessary or appropriate.

In performing its analysis and rendering its opinion, with Oxus’ consent, Scalar relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of information that was publicly available or was furnished, or otherwise made available to Scalar or discussed with or reviewed by Scalar. Scalar further relied upon the assurances of the management of Oxus that the financial information provided had been prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Scalar inaccurate, incomplete or misleading. Scalar also was advised by Oxus’ senior management, and Scalar assumed, that the Financial Projections represented a reasonable basis upon which to evaluate the business and financial prospects of Borealis.

Without limiting the generality of the foregoing, for the purpose of its opinion, Scalar assumed with respect to financial forecasts, estimates, pro forma effects, and other forward-looking information reviewed by Scalar, that such information had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Borealis and Oxus as to the expected future results of operations and financial condition of Borealis. Scalar assumed no responsibility for and expressed no opinion as to any such financial forecasts, estimates, pro forma effects, or forward-looking information or the assumptions on which they were based. Scalar also assumed that the Business Combination will have the tax consequences described in discussions with, and materials furnished to Scalar by, representatives of Borealis or Oxus, and will be treated as a “reorganization” within the meaning of Section 368(a)(1) of the Code.

Scalar is not a legal, accounting, regulatory, or tax expert and its opinion does not address any legal, regulatory, taxation, or accounting matters, as to which Scalar understood that Oxus obtained such advice as it deemed necessary from qualified professionals, and Scalar assumed the accuracy and veracity of all assessments made by such advisors to Borealis or Oxus with respect to such matters.

In arriving at its opinion, with Oxus’ consent and without independent verification, Scalar relied upon and assumed that except as would not be in any way meaningful to Scalar’s analysis: (i) the final executed form of the Business Combination Agreement and the Sponsor Support Agreement would not differ from the draft that Scalar reviewed, (ii) the representations and warranties of all parties to the Business Combination Agreement, and any related Business Combination documents, are correct and that such parties will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Business Combination Agreement and any related Business Combination documents, (iii) the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement and related documents, without any waiver or amendment of any term or condition thereof, (iv) the condition to the parties’ obligations to close related to New Borealis’ net tangible assets contained in Section 8.01(h) of the Business Combination Agreement and the Minimum Cash Condition each will be satisfied, and (v) there had been no change in the assets, financial condition, business or prospects of any party to the Business Combination Agreement since the date of the most recent financial statements and other information made available to Scalar. Additionally, Scalar assumed that all governmental, regulatory, or other third-party approvals and consents necessary for the consummation of the Business Combination or otherwise contemplated by the Business Combination Agreement will be obtained without any adverse effect on Borealis or Oxus, or on the expected benefits of the Business Combination, in any way meaningful to Scalar’s analysis.

In addition, Scalar relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of Oxus’ senior management and Borealis’ senior management as to, among other things, (i) the potential impact on Borealis of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the industry in which Borealis operates and related industries, (ii) Borealis’ existing and future products, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development, testing, manufacturing and marketing thereof;

compliance with relevant regulatory requirements; prospective sales prices and sales volumes; the validity and life of patents with respect thereto; and the potential impact of competition thereon) and (iii) Oxus’ and Borealis’ existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to Borealis, the Business Combination and its contemplated benefits). Scalar assumed that there would not be any developments with respect to any of the foregoing matters that would have an adverse effect on Oxus, Borealis or the Business Combination (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Scalar’s analyses or opinion.

Given Oxus’ nature as a special purpose acquisition company, for purposes of Scalar’s opinion and with Oxus’ consent Scalar assumed a value of $10.00 per Class A Share in calculating the value of the New Oxus Common Shares to be issued as the Consideration (as defined in such opinion) under the Business Combination Agreement, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, with such $10.00 value being based on Oxus’ IPO price and Oxus’ approximate cash per outstanding Class A Share (excluding, for the avoidance of doubt, the dilutive impact of the Class B Shares or any warrants issued by Oxus). In rendering its opinion, Scalar did not express any view or opinion as to what the value of the New Oxus Common Shares will be when issued pursuant to the Business Combination or the price or range of prices at which the Class A Shares, Class B Shares, or other securities or financial instruments of or relating to Oxus may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination.

In arriving at its opinion, Scalar did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of Borealis or Oxus, and was not furnished or provided with any such appraisals or valuations, nor did Scalar evaluate the solvency of Borealis or Oxus under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Scalar in connection with its opinion were going concern analyses, assuming the Business Combination was consummated. Without limiting the generality of the foregoing, Scalar did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Borealis or Oxus was a party or may be subject, and at Oxus’ direction and with Oxus’ consent, Scalar’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

Scalar’s opinion was necessarily based upon economic, monetary, market, and other conditions as in effect on, the information available to Scalar as of, and the facts and circumstances as they existed on, the date of Scalar’s written opinion and Scalar’s opinion speaks only as of such date; events occurring after that date could materially affect the assumptions used in preparing Scalar’s opinion. Scalar has not undertaken to update, reaffirm, or revise its opinion or otherwise comment upon any events occurring after the date of Scalar’s written opinion, material information provided to Scalar after that date, or any change in facts or circumstances that occurred after that date, and Scalar does not have any obligation to update, revise, or reaffirm its opinion.

Scalar’s opinion did not address Oxus’ underlying business decision to engage in the Business Combination, the relative merits of the Business Combination as compared to other business or investment strategies or transactions that might be available to Oxus, or whether the Consideration (as defined in such opinion) to be paid by Oxus pursuant to the Business Combination Agreement represents the best price obtainable. In connection with Scalar’s engagement, Scalar was not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, Oxus or any other alternative transaction. Scalar’s opinion addressed only the fairness from a financial point of view, as of the date thereof, to the Class A Shareholders (other than the Excluded Parties) of the Consideration (as defined in such opinion) to be paid by Oxus pursuant to the Business Combination Agreement. Scalar was not asked to, and did not, offer any opinion as to the terms, other than the Consideration (as defined in such opinion) to the extent expressly specified therein, of the Business Combination Agreement or any related documents or the form of the Business Combination or any related transaction (including any agreement or transaction between any Excluded Party and Borealis or Oxus), including the fairness of the Business Combination to, or any consideration received in connection therewith by, any Excluded Parties, the holders of any class of securities, creditors, or other constituencies of Oxus, Borealis, or any of their respective affiliates. Scalar was not asked to, and did not, offer any opinion with respect to any ongoing obligations of Borealis, Oxus, or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, or otherwise) contained in any agreement related to the Business Combination or under applicable law, any allocation of the Consideration (as defined in such opinion) (or any portion thereof), or the fair market value of Borealis, Oxus, the Class A Shares, or Borealis Shares. In addition, Scalar expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Business Combination, any Excluded Parties, or any class of such persons, whether relative to the Consideration (as defined in such opinion) or otherwise. Scalar’s opinion (i) did not address the individual circumstances of specific holders of Oxus’ securities (including Class B Shares and warrants) with respect to rights or aspects which may distinguish such holders or Oxus’ securities (including Class B Shares and warrants) held by such holders, (ii) did not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including Class B Shares and warrants) or holders (including the Sponsor), (iii) did not address any impact of the Business Combination on any particular Class A Shareholder other than in its capacity as a Class A Shareholder, and (iv) did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of Oxus or any other party). Scalar also did not address, or express a view with respect to, any acquisition of control or effective control of Oxus by any shareholder or group of shareholders of Borealis. Scalar’s opinion should not be construed as creating any fiduciary duty of Scalar (or any of its affiliates) to any party.

Scalar’s opinion was provided for the benefit of Oxus Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Business Combination, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.

Summary of Scalar’s Financial Analysis

The following is a summary of the material financial analyses delivered by Scalar to Oxus Board in connection with rendering the opinion described above. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Scalar, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Scalar. Scalar may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Scalar’s view of the actual value of Borealis. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Scalar. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Scalar’s financial analyses and its opinion.

In performing its analyses, Scalar made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Oxus, Borealis, or any other parties to the Business Combination. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the parties to the Business Combination Agreement, Scalar or any other person assumes responsibility if future results are materially different from those forecasted. In addition, these analyses do not purport to be appraisals or reflect the prices at which businesses or securities may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on February 20, 2023, and is not necessarily indicative of current market conditions. The estimates of the future financial performance of Borealis relied upon for the financial analyses described below were based on the Financial Projections, and estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Assumed Value of New Oxus Common Shares

Given Oxus’ nature as a special purpose acquisition company, for purposes of Scalar’s opinion and with Oxus’ consent Scalar assumed a value of $10.00 per Class A Share in calculating the value of the New Oxus Common Shares to be issued as the Consideration (as defined in such opinion) under the Business Combination Agreement, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, with such $10.00 value being based on Oxus’ IPO price and Oxus’ approximate cash per outstanding Class A Share (excluding, for the avoidance of doubt, the dilutive impact of the Class B Shares or any warrants issued by Oxus). In rendering its opinion, Scalar did not express any view or opinion as to what the value of the New Oxus Common Shares will be when issued pursuant to the Business Combination or the price or range of prices at which the Class A Shares, Class B Shares, or other securities or financial instruments of or relating to Oxus may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination. For purposes of Scalar’s opinion and this summary, the Consideration (as defined in such opinion) consisted of New Oxus Common Shares with an aggregate value equal to $150,000,000, subject to certain adjustments (as to which Scalar expressed no opinion), with a stated value of $10.00 per New Oxus Common Share. Based on the pro forma information approved for Scalar’s use by Oxus, this implied an assumed aggregate value of the Consideration (as defined in such opinion) and the conversion of certain Borealis convertible notes of $188,943,764.

Selected Companies Analysis

Scalar reviewed certain financial data for selected companies with publicly traded equity securities that Scalar deemed relevant for purposes of this analysis based on various factors, including their product offerings within the consumer packaged foods industry and their business model. The financial data reviewed included:

•        Enterprise value as a multiple of estimated revenue for the 2023 fiscal year, or FY 2023E revenue;

•        Enterprise value as a multiple of estimated revenue for the 2024 fiscal year, or FY 2024E revenue;

•        Enterprise value as a multiple of estimated net income before interest expense, income tax expense, depreciation and amortization, or EBITDA, for the 2023 fiscal year, or FY 2023E EBITDA; and

•        Enterprise value as a multiple of estimated EBITDA for the 2024 fiscal year, or FY 2024E EBITDA.

The selected companies and corresponding financial data included the following:

($ in millions) Selected Companies	Market Capitalization	Enterprise Value	FY 2023 Revenue	FY 2023 EBITDA	FY 2024 Revenue	FY 2024 EBITDA
Packaged Ramen Noodles
Nissin Foods Holdings Co., Ltd.	$8,600.8	$8,588.5	$5,191.7	$662.0	$5,402.1	$712.3
Toyo Suisan Kaisha, Ltd.	4,242.1	3,045.2	3,381.6	483.7	3,526.6	525.4
Plant-Based Foods
Beyond Meat, Inc.	1,130.8	1,938.1	391.4	N/A	463.6	N/A
Tattooed Chef, Inc.	120.5	151.0	245.0	N/A	268.0	N/A
Specialty Packaged Foods
BellRing Brands, Inc.	4,128.8	5,037.5	1,659.4	324.3	1,830.5	358.8
The Hain Celestial Group, Inc.	1,709.7	2,646.6	1,890.7	203.4	1,975.1	224.1
The Simply Good Foods Company	3,754.8	4,147.6	1,273.0	253.0	1,353.4	275.9
Median	2,732.2	2,845.9	1,466.2	288.7	1,592.0	317.4
Mean	2,978.6	3,267.3	1,825.1	335.5	1,926.7	365.5

Enterprise Value/
Selected Companies	FY 2023E Revenue	FY 2023E EBITDA	FY 2024E Revenue	FY 2024E EBITDA
Packaged Ramen Noodles
Nissin Foods Holdings Co., Ltd.	1.70x	13.00x	1.60x	12.10x
Toyo Suisan Kaisha, Ltd.	0.90x	6.30x	0.90x	5.80x
Plant-Based Foods
Beyond Meat, Inc.	5.00x	N/A	4.20x	N/A
Tattooed Chef, Inc.	0.60x	N/A	0.60x	N/A
Specialty Packaged Foods
BellRing Brands, Inc.	3.00x	15.50x	2.80x	14.00x
The Hain Celestial Group, Inc.	1.40x	13.00x	1.30x	11.80x
The Simply Good Foods Company	3.30x	16.40x	3.10x	15.00x
Median	1.70x	13.00x	1.60x	12.10x
Mean	2.27x	12.84x	2.07x	11.74x

____________

“N/A” refers to not applicable.

Taking into account the results of the selected companies analysis, Scalar applied selected multiple ranges of 1.82x to 2.73x FY 2023E revenue, 1.66x to 2.49x FY 2024E revenue, 10.27x to 15.41x FY 2023E EBITDA, and 9.39x to 14.09x FY 2024E EBITDA to corresponding financial data for Borealis. The selected companies analysis indicated implied total equity value reference ranges for Borealis of approximately $150,400,000 to $234,100,000 based on revenue and approximately $133,300,000 to $208,500,000 based on EBITDA (in each case, weighting FY 2023E at 75% and FY 2024E at 25%), as compared to the assumed aggregate value of the Consideration (as defined in such opinion) and the conversion of certain Borealis convertible notes of $188,943,764.

Scalar noted that the Consideration (as defined in such opinion) was within each of the above ranges, which in Scalar’s view, supported its assessment of the financial fairness of the Consideration (as defined in such opinion).

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Scalar’s opinion. In arriving at its fairness determination, Scalar considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Scalar made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Borealis or the Business Combination.

Scalar’s financial analyses and opinion were only one of many factors taken into consideration by Oxus Board in its evaluation of the Business Combination. Consequently, the analyses described above should not be viewed as determinative of the views of Oxus Board or management of Oxus with respect to the Consideration (as defined in such opinion) or as to whether Oxus Board would have been willing to determine that different consideration was fair. The consideration for Business Combination was determined through arm’s-length negotiations between Oxus and Borealis and was approved by Oxus Board. Scalar did not advise Oxus Board during these negotiations, nor did it recommend any specific amount of consideration to Oxus or Oxus Board or that any specific amount of consideration constituted the only appropriate consideration for the Business Combination. The foregoing summary does not purport to be a complete description of the analyses performed by Scalar in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Scalar attached hereto as Annex L.

Scalar and its affiliates are engaged in transaction advisory, financial reporting, litigation consulting, tax and other financial and non-financial activities and services for various persons and entities. Scalar was engaged by Oxus to render its opinion to Oxus Board and Scalar received a fee of $150,000 from Oxus for providing its services and rendering its opinion. No portion of these fees was refundable or contingent upon the consummation of the Business Combination or the conclusion reached in Scalar’s opinion. Oxus has also agreed to indemnify Scalar against certain liabilities and reimburse Scalar for certain expenses in connection with Scalar’s services. In the past, Scalar and its affiliates have provided advisory services to Oxus and its affiliates unrelated to the proposed Business Combination, for which Scalar and its affiliates received compensation, including having provided valuations for financial reporting purposes. Scalar and its affiliates may also seek to provide such services to Borealis, Oxus, and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of Scalar’s employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of Borealis and Oxus and, accordingly, may at any time hold a long or short position in such securities.

The issuance of Scalar’s opinion was approved by an authorized committee of Scalar.

Oxus Board selected Scalar to provide its opinion in connection with the Business Combination based on Scalar’s reputation and experience. Scalar is a valuation firm that has substantial experience in transactions similar to the Business Combination.

Borealis’ Board of Directors’ Reasons for its Recommendation of the Business Combination

The board of directors of Borealis (“Borealis Board”) considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Borealis Board, as a whole, did not consider it practicable to, nor did it attempt to quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Borealis Board may have given different weight to different factors. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the Borealis Board reviewed a summary of the results of the due diligence conducted by its management and advisors. The due diligence conducted by Borealis’ management and advisors included:

•        meetings and calls with the management team and advisors of Oxus regarding, among other things, its financial condition, liquidity and anticipated redemptions;

•        review of material contracts and other material matters;

•        financial, tax, legal, insurance, accounting, business and other due diligence;

•        consultation with Borealis management and its legal counsel;

•        review of historical financial performance of Oxus (including audited and unaudited financial statements); and

•        financial and valuation analyses of Oxus and the Business Combination.

The Borealis Board determined that pursuing a potential business combination with Oxus would be an attractive opportunity for Borealis and its shareholders for a number of reasons, including, but not limited to, the belief that (1) a combination with Oxus will provide New Borealis with an opportunity to execute sooner on Borealis’ business plan and to grow successfully at a faster rate than Borealis could achieve on its own, (2) a combination with Oxus will permit Borealis to become, through New Borealis, a public company more rapidly than it could through a conventional initial public offering and to avoid market volatility risks associated with a conventional initial public offering, (3) the saturation of the SPAC market and Oxus’ need to find a business combination target in a de-SPAC transaction could facilitate Borealis’ ability to achieve favorable business combination terms with Oxus, and (4) a combination with Oxus will enhance Borealis’ ability, through New Borealis, to access the capital markets.

In addition, based on its review of the food industry data and the operational, financial and other relevant information related to Borealis’ business made available to the Borealis Board, the factors considered by the Borealis Board included, but were not limited to, the following:

•        Borealis’ Business Plan.    Borealis’ business plan is to capitalize on perceived consumer demand for plant-based, ready-to-eat meals. Nevertheless, the food industry is led by a small number of very large and well capitalized companies. While new companies have entered this industry in recent years and achieved success, the industry is filled with companies that have failed to achieve their desired goals, as the ability to significantly grow market share or become profitable can be extremely difficult.

While Borealis believes it has a significant opportunity to establish a strong market position as a food technology company offering plant-based, ready-to-eat meals, there can be no assurance that it will be successful, and it may face significant competition as it grows. In addition, Borealis’ competitors include some of the largest companies in the world. Borealis may be unable to achieve its objectives without attaining the benefits of a business combination with a public company that can afford it access to a broader array of potential capital sources and heightened visibility in the marketplace.

•        Financial Condition.    The financial condition of both Borealis and Oxus and their respective financial plans and debt structures.

•        Continuity of Management Team.    Following completion of the Business Combination, New Borealis will continue to be led by the same senior management team as prior to the Business Combination, which management team has built Borealis from inception and positioned it as a potential leader in the plant-based, ready-to-eat meals segment of the food industry. This management team will also be significant shareholders of New Borealis and, accordingly, will be incentivized to remain with New Borealis and help New Borealis achieve its business plan.

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination, were, in the opinion of the Borealis Board, the product of arms’ length negotiations between the parties.

•        Continued Ownership by Borealis Shareholders.    The Borealis Board considered that (i) Borealis Shareholders are converting substantially all of their equity into New Borealis, and (ii) that Borealis Shareholders will be substantial shareholders of New Borealis after Closing.

•        Liquidity of Shares of New Borealis.    The issuance by New Oxus of New Oxus Common Shares, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, in the Business Combination that, pursuant to the terms of the Business Combination Agreement, are to be listed on the Nasdaq Stock Market are believed by the Board to offer Borealis Shareholders greater liquidity.

•        Additional Investments.    The Borealis Board considered the fact that existing investors in convertible notes of Borealis have invested and anticipated new investors in convertible notes of Borealis and are expected to invest up to $50 million in the aggregate in Borealis by the time of the Closing, all of which is expected to be converted into Borealis Shares at the Closing.

•        Borealis Being an Attractive Target.    The Borealis Board considered the fact that Borealis (i) is engaged in a business with perceived significant demand in both the United States and internationally, and (ii) would benefit from the consummation of the Business Combination by becoming a public company and receiving the net proceeds of the Business Combination, which the Borealis Board believed would allow Borealis to accelerate its business plan and improve Borealis’ ability to maximize its future revenues.

•        Other Alternatives.    After a review of other alternatives that the Board deemed to be reasonably available to Borealis, that the Business Combination represents the best current business combination for Borealis and the most attractive current opportunity for the management team to pursue Borealis’ business plan.

In the course of its deliberations, in addition to the various other risks associated with the business of Borealis and the Business Combination, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the Borealis Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•        Macroeconomic Risks Generally.    Macroeconomic uncertainty, including the potential impact of the tightening of the credit markets and inflation, and the effects they could have on New Borealis’ revenues and financial performance.

•        Readiness to be a Public Company.    As Borealis has not previously been a public company and its senior executives have not previously been senior executives of a public company, Borealis may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC. Borealis will be required to significantly expand its financial operations and there is a risk that Borealis will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to New Borealis failure to have hired these people in advance of Closing. In addition, as New Borealis increases its presence into additional countries, its compliance infrastructure more generally may not be able to keep pace with the increased compliance risks presented by rapid growth.

•        No Fairness Opinion.    Borealis did not obtain a fairness opinion in connection with the Business Combination. Borealis’ Chairman and Chief Executive Officer, who also are the sole directors of Borealis, have substantial experience in evaluating the operating and financial merits of transactions and concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the Business Combination.

•        Foregone Opportunities.    The risks and costs to Borealis if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Borealis being unable to effect a business combination or engage in financing transactions of the type that would provide it with the liquidity and capital resources required to carry out its business plan and achieve its growth and profitability objectives.

•        Oxus Shareholder Vote and Other Actions.    Oxus Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing, including to vote down the Proposals at the Special Meeting or redeem their shares of Oxus Class A Common Stock.

•        Closing Conditions.    Completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Borealis’ control and the failure to meet certain of those closing conditions could result in its being required to pay a termination fee to Oxus.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Redemptions.    The risk that holders of Oxus Class A Shares would exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account.

•        Trading Exchange Listing.    The potential inability to maintain the listing of New Borealis’ securities on the Nasdaq following the Closing.

•        Valuation.    The risk that the Borealis Board may not have properly valued the relative values of Oxus and Borealis.

•        Distraction to Operations.    The risk that the potential diversion of Borealis’ management and employee attention as a result of the Business Combination may adversely affect Borealis’ operations, results of operations, liquidity and financial condition.

In addition to considering the factors described above, the Borealis Board also considered that:

•        Interests of Certain Persons.    The Sponsor and certain officers and directors of Oxus and of Borealis (and certain of their family members) may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Borealis’ shareholders (see section entitled “The Business Combination Proposal — Interests of Oxus’ Directors and Officers in the Business Combination” and “The Business Combination Proposal — Interests of Borealis’ Directors and Officers in The Business Combination”).

After considering the foregoing, the Borealis Board concluded, in its business judgment, that the potential benefits to Borealis and its shareholders, relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Interests of Oxus’ Directors and Officers in the Business Combination

When you consider the recommendation of Oxus Board in favor of approval of the Business Combination Proposal, the Continuance Proposal, the Governing Documents Proposals, the Share Issuance Proposal, and the Incentive Plan Proposal, you should keep in mind that certain of Oxus’ directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

•        the beneficial ownership of the Sponsor and certain of Oxus’ directors of an aggregate of 2,812,500 Founder Shares and 1,500,000 restricted Class A Shares, which shares would become worthless if Oxus does not complete a business combination within the applicable time period, as the Sponsor and independent directors of Oxus have waived any right to redemption with respect to these shares. Such shares have an aggregate market value of approximately $[•] million based on the closing price of Class A Shares of $[•] on the Nasdaq on [•], 2023, the record date for the Meeting;

•        that the Sponsor will hold New Borealis Warrants following the Business Combination;

•        the Sponsor and Oxus’ directors and officers are expected to hold an aggregate of approximately 25.1% of the outstanding New Borealis Common Shares upon the consummation of the Business Combination;

•        Oxus’ directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Oxus’ behalf incident to identifying, investigating and consummating a business combination to the extent such expenses exceed the amount not required to be retained in the trust account, unless a business combination is consummated;

•        the continuation of certain of Oxus’ directors as directors of New Borealis; and the continued indemnification of current directors and officers of Oxus and the continuation of directors’ and officers’ liability insurance after the Business Combination; and

•        the Sponsor provided Borealis with financing pursuant to the Sponsor Convertible Notes for an aggregate principal amount of $20 million, which funding was completed by the Sponsor on December 9, 2022. The Sponsor Convertible Notes issued to the Sponsor will convert into Borealis Shares at the Closing.

Interests of Borealis’ Directors and Officers in The Business Combination

Certain of Borealis’ directors and executive officers are expected to become directors or executive officers of New Borealis upon the Closing. Specifically, the following individuals who are currently directors or executive officers of Borealis are expected to become directors or executive officers of New Borealis upon the Closing, as indicated below.

Directors and Executive Officers	Current Position	Expected Position with New Borealis
Reza Soltanzadeh	Director and Chief Executive Officer	Director and Chief Executive Officer
Barthelemy Helg	Director and Chairman	Director and Chairman
Pouneh Rahimi	Chief Legal Officer	Chief Legal Officer
Stephen Wegrzyn	Chief Financial Officer	Chief Financial Officer

Information regarding the expected compensation of executive officers and directors of New Borealis following the Closing is set out under the section entitled “Executive and Director Compensation.”

Certain of Borealis’ directors and executive officers hold vested and unvested Borealis Options. For information regarding the treatment of Borealis Options in the Business Combination, please see the section entitled “Business Combination Agreement — Consideration to Borealis Equityholders in the Business Combination.” The ownership of such Borealis Options and RSUs by its directors and executive officers is set forth in the table below.

Director/Executive Officer	Unvested Options	Vested Options
Reza Soltanzadeh	—	—
Barthelemy Helg	—	—
Pouneh Rahimi	—	—
Stephen Wegrzyn	500,000	—

Following the Closing, the current executive officers of Borealis will have beneficial ownership of New Borealis Common Shares as reflected in the table set forth in the section entitled “Security Ownership of Certain Beneficial Owners and Management.”

Potential Actions to Secure Requisite Shareholder Approvals

In connection with the shareholder vote to approve the Business Combination, the Sponsor and Oxus’ directors, officers, advisors or their affiliates may privately negotiate transactions to purchase Class A Shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per-share pro rata portion of the trust account. None of the Sponsor or Oxus’ directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Such a purchase of shares may include a contractual acknowledgement that such shareholder, although still the record holder of the Class A Shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Oxus’ directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the trust account. The purpose of such share purchases would be to increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy the Closing condition in the Business Combination Agreement that Oxus has, in the aggregate, cash (held both in and outside of the trust account) that is equal to or greater than $30,000,000 (after deducting any amounts paid to Oxus’ public shareholders that exercise their redemption rights in connection with the Business Combination and net of unpaid transaction expenses incurred by Oxus).

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements that the business or assets acquired in an Initial Business Combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an Initial Business Combination. In connection with its evaluation and approval of the Business Combination, Oxus Board determined that the fair market value of Borealis represents at least 80% of the net assets of Oxus held in the Trust Account.

Listing of New Borealis Common Shares and New Borealis Warrants

Approval of the listing on the Nasdaq of the New Borealis Common Shares and New Borealis Warrants to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with ASC Topic 805, Business Combinations. Under this method of accounting, Oxus will be treated as the “acquired” company for accounting purposes. Since Oxus does not meet the definition of a business under GAAP, net assets of Oxus will be stated at historical cost, with no goodwill or other intangible assets recorded.

Borealis has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an equivalent to an acquisition of Oxus accompanied by a recapitalization.

Borealis’ existing shareholders will have the greatest voting interest in the combined entity under the no redemption scenario with an approximately 50.3% voting interest and under the contractual maximum redemption scenario with an approximately 54.0% voting interest;

•        The largest individual minority shareholder of the combined entity is an existing shareholder of Borealis;

•        Senior management Borealis will continue as senior management of the combined entity;

•        Borealis is the larger entity based on historical total assets and revenues; and

•        Borealis’ operations will comprise the ongoing operations of New Oxus.

Certain Borealis Projected Financial Information

Borealis provided Oxus with future operating and financial information for illustrative purposes only and based upon certain hypothetical assumptions and events over which Borealis has only partial or no control. Borealis and Oxus do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition, or other results. The financial projections below were not prepared with a view toward compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding the preparation and presentation of prospective financial projections. The financial projections below were requested by, and disclosed to, Oxus for use as a component in its overall evaluation of Borealis, and are included in this proxy statement/prospectus because they were provided to Oxus and its board of directors for their evaluation of the Business Combination. Borealis’ management prepared such financial information based on their judgment and assumptions regarding the future financial performance of Borealis. The inclusion of the below information should not be regarded as an indication that Borealis, or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results. Neither Oxus nor Borealis reaffirms the unaudited prospective financial information, as the assumptions and other inputs reflected in such information have changed since they were prepared. While Borealis believes such assumptions were reasonable when made, as a result of general economic and industry trends, Borealis has determined that the assumptions on which the unaudited prospective financial information were based are no longer accurate.

The financial projections included in this proxy statement/prospectus are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information, including in making a decision regarding the Business Combination. The price assumptions selected by Borealis’ management and used in the financial projections are inherently arbitrary. The financial projections and the assumptions underlying them reflect the opinion of Borealis’ management, based on Borealis’ business plans at the time the financial projections were prepared taking into account the risk and uncertainties of Borealis’ business, but there can be no assurance that these financial projections will be realized or that actual results will not be significantly higher or lower than projected. To the extent that assumed events do not materialize, actual results may vary substantially from the projected results. In addition, there are a number of other factors which could cause actual results to be substantially worse than projected. Competitive factors, as well as general economic factors, could result in Borealis’ failure to meet its objectives. Such conditions, as well as other conditions not mentioned, could result in the partial or total loss of the investments of its security holders. The financial projections and underlying assumptions do not take into account any circumstances or events occurring after the date they were prepared. Because of the business risks associated with a relatively new corporation engaged in a relatively new industry, no assurance is or can be made as to the future operations of Borealis or the amount of future income or loss set forth in Borealis’ financial projections, it being understood that circumstances may have changed since the date on which the projections were prepared and circumstances may change in the future, rendering the basic assumptions, and therefore, the projections, invalid.

As the assumptions disclosed herewith are hypothetical, Borealis considers it highly unlikely that each of the assumptions will occur in the manner and in the time frame anticipated by the projections. When presented with numeric specificity and considered reasonable by management, these assumptions are inherently subject to significant business, economic, governmental, crop failures or similar events, weather-related and competitive uncertainties and contingencies which are beyond the control of Borealis and upon assumptions with respect to future business decisions which are subject to change. The projections have not been updated or revised to reflect information or results after the date the projections were prepared or as of the date of this proxy statement/prospectus, and except as required by applicable securities laws, Borealis disclaims any obligation or responsibility, and does not intend, to update, correct or otherwise revise the projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or if any of the projections otherwise would not be realized.

The financial projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Borealis’ and Oxus’ control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Borealis Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The key elements of and assumptions underlying the projections by management of Borealis to Oxus are summarized below. While there are inherent uncertainties involved in determining which inputs and assumptions to use in preparing Borealis’ projections, Borealis’ management team used its professional experience and judgment in making such determinations based on what they believed to be the most probable estimate of future performance under “Financial Projections For Borealis,” and the most probable estimate of future performance at time projections were prepared. Among other factors, unless otherwise noted below, management considered historical market trends, reliability of third-party sources, comparable industry and competitor data, and historical operating results, to the extent applicable.

For the foregoing reasons and considering that the Meeting will be held several months after the projections were prepared, as well as the uncertainties inherent in any forecasting information, readers are cautioned not to place reliance on the projections set forth below. No one has made or makes any representation to any investor or shareholder regarding the information included in the projections. All readers are urged to read the risk factors and other cautionary language contained herein.

None of Borealis’ independent registered accounting firm, Oxus’ independent registered accounting firm or any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections included under “Borealis Financial Projections” nor have they expressed any opinion or other form of assurance on such information or their achievability, and they assume no responsibility form and disclaim any association with, the financial projections. Accordingly, they should not be looked upon as “guidance” of any sort.

The financial projections are not included in this proxy statement/prospectus in order to induce any Oxus Shareholders to vote in favor of any of the proposals at the special meeting. Rather, the information is included in this proxy statement/prospectus solely to provide Oxus Shareholders access to information made available in connection with Oxus’ board of directors’ consideration of the proposed Business Combination.

We encourage you to review the financial statements of Borealis included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Summary Historical Financial Information of Borealis” and “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus, and to not rely on any single financial measure. The financial projection information reflects the consistent application of accounting policies of Borealis and should be read in conjunction with the accounting policies included in Note 2 accompanying the historical audited consolidated financial statements of Borealis included in this proxy statement/prospectus.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS OF BOREALIS, NEITHER BOREALIS NOR OXUS UNDERTAKES ANY OBLIGATION AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THIS FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE FINANCIAL PROJECTION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR ANY OF THE FINANCIAL PROJECTIONS OTHERWISE WOULD NOT BE REALIZED.

READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FINANCIAL PROJECTIONS SET FORTH BELOW. NONE OF BOREALIS, OXUS ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY BOREALIS SHAREHOLDER, OXUS SHAREHOLDER OR ANY OTHER PERSON REGARDING ACTUAL PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT THE FINANCIAL AND OPERATING RESULTS CONTAINED THEREIN WILL BE ACHIEVED.

Financial Projections for Borealis

Certain of the measures included in the prospective financial information, such as revenues and EBITDA, may be considered non-GAAP financial measures. Revenues are presented based on a forecast of future contract amounts, without analyzing such arrangements as to the various performance obligations that they may include. Such performance obligations may require revenue recognition over time and not at a point-in-time. In addition, projected revenues do not account for potential financing costs, which could limit their accuracy on the prospective basis. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and is an alternative measure of profitability to net income. EBITDA is calculated by adding interest, tax, depreciation, and amortization expenses to net income. The year-over-year growth illustrates increase in the revenue from the prior year as a percentage of the prior year, Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Borealis may not be comparable to similarly titled amounts used by other companies.

In determining whether to enter into the Agreement, in February 2023, Oxus Board considered the following projections, which were prepared prior to the completion of an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board:

(USD in millions)	2023E	2024E
Revenue	$71	$170
Year over Year Growth		139%
EBITDA	9	36

The projections are included in this proxy statement/prospectus solely for informational purposes and not to induce any Oxus Shareholders to vote in favor of any of the proposals at the Meeting.

The unaudited prospective financial information was prepared using a number of assumptions, including the following assumptions that Borealis’ management believed to be material:

•        These prospective financial statements assumed Mod reviews by large retail customers would be complete by end of the first quarter of 2023.

•        Management took into consideration certain marketing efforts at the time the prospective financial statements were compiled. This consideration was estimated on available information at the time and may not reflect a complete analysis of marketing efforts currently. The inclusion of a brand ambassador has been included in these prospective financial statements, however, the timing of related production and sales were assumed to begin in the first quarter of 2023.

•        Revenues in the prospective financial statements included anticipated sales from Europe which were slated to begin in the first quarter of 2023.

•        Management has discounted capacity in an effort to more accurately account for production efficiencies that are unknown at the time of the prospective financial statements being prepared.

•        Although included in the prospective financial statements, the product mix is dependent upon orders which are impacted by numerous market fluctuations.

•        Direct and indirect staffing have been estimated based on historical data taking into account improved manufacturing efficiencies provide from operations.

•        Convertible debt is expected to be converted or paid out at time of the transaction.

•        Construction in Process/Capital Additions — cost of new lines has been included in these assumptions. The timing of orders will determine the delivery dates for the equipment, which directly impacts the timing of efficiency gains.

•        Selling price has been kept constant through the prospective financial information, although, actual price increases will be determined on a per customer and vertical revenue stream at onboarding.

In making the foregoing assumptions, Borealis’ management relied on a number of factors, including:

•        its experience in the food technology industry;

•        capital investment factors, including timing and quantum of the net proceeds of the 2023 convertible notes which at the time of preparing the prospective financial information were expected to have closed in the first quarter of 2023;

•        estimated timing of closing the Business Combination and receiving the estimated net proceeds of the Business Combination, which at the time of preparing the prospective financial information was expected to close in the third quarter of 2023;

•        multiple factors related to long-term return on capital and the timing of access to that investment capital.

THE BUSINESS COMBINATION AGREEMENT

Overview

Oxus is asking its shareholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). Oxus Shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby. Please see “The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety carefully before voting on this proposal.

Oxus may consummate the Business Combination only if the Business Combination Proposal is approved by the affirmative vote of the holders of at least two-thirds of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting. Additionally, approval of each of the Share Issuance Proposal, the Incentive Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting. Approval of each of the Continuance Proposal, and the Governing Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting.

The Business Combination Agreement

This subsection of this proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Oxus does not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Oxus, Sponsor, Borealis or any other matter.

Pursuant to the Business Combination Agreement, on the day prior to the Closing Date, Oxus intends to de-register as an exempted company in the Cayman Islands and domesticate and continue as New Oxus, a corporation continued under the OBCA. On the Closing Date, as part of the Arrangement and in accordance with the terms of the Plan of Arrangement, each of the following transactions will occur and be deemed to occur sequentially in the following order (effective as at five-minute intervals starting at the Arrangement Effective Time):

•        the Borealis Convertible Instruments (which exclude (A) any convertible financing instrument of Borealis that will be repaid prior to the Closing in accordance with its terms, (B) the Remaining Borealis Convertible Instruments, and (C) the New Investor Convertible Notes) will, without further action by or on behalf of a holder of Borealis Convertible Instruments, be converted into Borealis Shares pursuant to their terms and the terms of any applicable conversion agreements;

•        all Borealis Options outstanding immediately prior to the Closing Date will be fully vested and exercised for Borealis Shares having an aggregate fair market value equal to the aggregate fair market value of the Borealis Shares underlying the outstanding Borealis Options minus the aggregate exercise price of such Borealis Options;

•        the Borealis Amalgamation will be completed, with Amalco surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the Borealis Amalgamation, among other things: (i) each Borealis Share (including all Borealis Shares issuable upon the deemed exercise of Borealis Options pursuant to the Arrangement and the conversion of the Borealis Convertible Instruments), without any action on the part of New Oxus, Borealis, Newco or the Borealis Shareholders will be exchanged for, in accordance with the Exchange Spreadsheet, the number of New Oxus Common Shares equal to the Exchange Rate; and (ii) each common share of Newco held by New Oxus will be exchanged for a common share of Amalco (an “Amalco Share”) on a one-for-one basis;

•        the New Oxus Amalgamation will be completed, with New Borealis surviving as the amalgamated corporation resulting therefrom;

•        pursuant to the New Oxus Amalgamation, among other things: (i) each issued and outstanding Amalco Share immediately prior to such amalgamation will be cancelled without any repayment of capital in respect thereof; (ii) no securities will be issued and no assets will be distributed by New Borealis as a result of such amalgamation; (iii) the issued and outstanding New Borealis Common Shares immediately prior to such amalgamation will survive and continue, without amendment; and (iv) the stated capital of New Borealis Common Shares will be equal to the stated capital of the New Oxus Common Shares immediately before the New Oxus Amalgamation; and

•        the New Investor Convertible Notes will be converted into New Borealis Common Shares pursuant to the terms of the applicable New Investor Note Purchase Agreement.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing of the Business Combination, including the Shareholder Support Agreement, the Sponsor Support Agreement, the Registration Rights Agreements, the Lock-Up Agreements and the New Investor Note Purchase Agreement. See “Certain Agreements Related to the Business Combination” for more information.

Structure Prior to the Business Combination

The following diagram depicts the organizational structure of Borealis before the Business Combination:

Structure Following the Business Combination

The following diagram depicts the organizational structure of New Borealis after the Business Combination:

Effect of the Continuance and Class B Conversion on Existing Oxus Equity in the Business Combination

The Continuance and the Class B Conversion will result in, among other things, the following, each of which will occur prior to the Closing Date:

•        each issued and outstanding Class A ordinary share of Oxus will convert automatically by operation of law, on a one-for-one basis, into a New Oxus Common Share;

•        each issued and outstanding Class B ordinary share of Oxus will convert automatically by operation of law into a number of New Oxus Common Shares at the Class B Share Conversion Ratio, which is defined in the Business Combination Agreement as the ratio at which Oxus Class B Shares are automatically convertible into Oxus Class A Shares, taking into account the waiver by Oxus Class B Shares and relating to adjustments of the Class B Share Conversion Ratio, pursuant to the amended and restated memorandum and articles of Oxus; and

•        each issued and outstanding whole warrant to purchase Class A ordinary shares of Oxus will represent the right to purchase one common share of New Oxus.

Effect of the Amalgamations on Existing Oxus Equity in the Business Combination

The Amalgamations will result in New Oxus and Amalco amalgamating, and in connection therewith, the ordinary shares of Oxus and warrants to purchase Class A ordinary shares of Oxus will convert into an equivalent number of New Borealis Common Shares and New Borealis Warrants.

Consideration to Borealis Equityholders in the Business Combination

Following the Continuance and upon the consummation of the Amalgamations, shareholders of Oxus immediately prior to the consummation of such transactions will hold one New Borealis Common Share for each Oxus Share held immediately prior to such transactions and each holder of Oxus Warrants immediately prior to such transactions will hold one warrant to purchase New Borealis Common Shares for each Oxus warrant held immediately prior to such transactions. As a result of the Amalgamations, all of the issued and outstanding Borealis Shares, including the Borealis Shares issued pursuant to Borealis Convertible Instruments (excluding (A) any convertible financing instrument of Borealis that will be repaid prior to the Closing in accordance with its terms, and (B) the Remaining Borealis Convertible Instruments, and (C) the New Investor Convertible Notes) will be exchanged for New Borealis Common Shares having the Company Value. The number of New Oxus Common Shares, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation, received by Borealis Shareholders in exchange for each common share of Borealis is referred to as the “Exchange Rate.”

All Borealis Options outstanding immediately prior to the Arrangement Effective Time (whether vested or unvested), notwithstanding the terms of the Borealis Incentive Plan or any applicable award agreements in relation thereto, will be deemed to be unconditionally vested and exercisable, and each Borealis Optionholder will, without any further action by or on behalf of such Borealis Optionholder, be deemed to have exercised such Borealis Optionholder’s Borealis Options in exchange for such number of Borealis Shares (rounded down to the nearest whole Borealis Share) having an aggregate fair market value equal to (A) the aggregate fair market value of the Borealis Shares underlying such Borealis Optionholder’s Borealis Options, minus (B) the aggregate Option Exercise Price in respect of such Borealis Optionholder’s Borealis Options, and none of Borealis or Oxus will be obligated to pay such Borealis Optionholder any amount in respect of such Borealis Option; and, with respect to each Borealis Option that is exercised, as of the effective time of such exercise: (i) the holder thereof will cease to be the holder of such Borealis Option, (ii) the holder thereof will cease to have any rights as a holder in respect of such Borealis Option or under the Borealis Incentive Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to the Plan of Arrangement, (iii) such holder’s name will be removed from the applicable register, and (iv) all agreements, grants and similar instruments relating thereto will be cancelled

Aggregate Oxus Proceeds

The Aggregate Transaction Consideration will be used for general corporate purposes after the Business Combination.

Closing of the Business Combination

The Closing of the Business Combination will take place electronically by exchange of the Closing deliverables as promptly as reasonably practicable, but in no event later than the third (3rd) business day, following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under “— Conditions to Closing of the Business Combination” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), or at such other place, date and/or time as Oxus and Borealis may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•        receipt of approval by the shareholders of each of Oxus and Borealis;

•        receipt of approval of Borealis Arrangement Resolution approved by Borealis Shareholders in accordance with the Interim Order and applicable law and a certified copy of the Borealis Arrangement Resolution will be delivered to Oxus;

•        receipt of all pre-Closing approvals or clearances reasonably required under any applicable antitrust laws and foreign direct investment laws, including approval under the Investment Canada Act;

•        receipt by Borealis of all required third-party consents;

•        no law or order will have been passed preventing the consummation of the Business Combination;

•        after giving effect to the redemptions, Oxus will have at least $5,000,001 of net tangible assets as required by its Articles and as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act;

•        the amount of Closing Available Cash is no less than $30,000,000; and

•        the Registration Statement on Form S-4 which includes this proxy statement/prospectus has been declared effective by the SEC.

Other Conditions to the Obligations of Oxus and Newco

The obligations of Oxus and Newco to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Oxus and Newco of the following further conditions:

•        the representations and warranties of Borealis contained in the Business Combination Agreement will each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of Borealis contained in the Business Combination Agreement will be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Borealis Material Adverse Effect. (as defined below);

•        Borealis will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to Borealis Amalgamation Effective Time;

•        at or prior to Closing, Borealis will deliver to New Oxus a certificate, dated the date of the Closing, signed by an officer of Borealis, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d) of the Business Combination Agreement;

•        no Borealis Material Adverse Effect will have occurred;

•        all parties to the Registration Rights Agreement (other than New Oxus) will have delivered, or cause to be delivered, to New Oxus copies of the Registration Rights Agreement duly executed by all such parties;

•        all parties to the Lock-Up Agreement (other than New Oxus) will have delivered, or cause to be delivered, to New Oxus copies of the Lock-Up Agreement duly executed by all such parties;

•        on or prior to the Closing, Borealis and each Borealis Subsidiary other than PGF Real Estate I, Inc. will deliver to New Oxus a properly executed certification that shares of Borealis and each Borealis Subsidiary are not “U.S. real property interests” in accordance with the Treasury Regulations(as defined below) under Sections 897 and 1445 of the Code, together with a notice to the Internal Revenue Service (IRS) (which will be filed by Oxus with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations;

•        Borealis will have delivered to Oxus the Exchange Spreadsheet;

•        as provided in Section 7.13 of the Business Combination Agreement, the PCAOB audited financial statements will have been timely delivered to Oxus in form and substance reasonably satisfactory to Oxus, including, without limitation, together with an audit report thereon from Borealis’ independent public accountants

•        Borealis will cause Key Employee to duly execute the Employment Agreement, and Key Employee will have delivered to New Oxus a duly executed copy of the Employment Agreement;

•        all consents (including any third-party consents), approvals and authorizations set forth on Section 8.02(k) of Borealis Disclosure Schedule will have been obtained by Borealis, and Borealis will have delivered to Oxus copies of all consents including third-party prior written consents listed on Section 8.02(k) of Borealis Disclosure Schedule approving Business Combination with no conditions;

•        Borealis will have received, in writing, a waiver from Cibus, whereby Cibus waives the special rights granted to it pursuant to the Cibus Side Letter with respect to its investment (including permitted transfers, and pre-emptive rights on financings);

•        Borealis Closing Indebtedness will not exceed $17,000,000; and

•        the ICA Approval will have been obtained (which has already been obtained).

Other Conditions to the Obligations of Borealis

The obligations of Borealis to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Borealis of the following further conditions:

•        the representations and warranties of Oxus (and New Oxus after the Continuance Effective Time) and Newco (as applicable), contained in the Business Combination Agreement will each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of Oxus (and New Oxus after the Continuance Effective Time) and Newco contained in the Business Combination Agreement will be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in an Oxus Material Adverse Effect (as defined below);

•        Oxus (and New Oxus after the Continuance Effective Time) and Newco will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to Borealis Amalgamation Effective Time;

•        New Oxus will have delivered to Borealis a certificate, dated the date of the Closing, signed by an officer of New Oxus, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b), Section 8.03(d) and Section 8.03(e) of the Business Combination Agreement;

•        no Oxus Material Adverse Effect will have occurred;

•        a supplemental listing will have been filed with the Nasdaq as of the Closing Date to list New Oxus Common Shares constituting the Aggregate Transaction Consideration, the New Borealis Common Shares will have been accepted for listing on the Nasdaq, or another national securities exchange in the U.S. mutually agreed amongst the Parties in writing, as of the Closing Date;

•        New Oxus will have delivered a copy of the Registration Rights Agreement duly executed by New Oxus, Sponsor and certain Affiliates of Sponsor; and

•        New Oxus will have delivered a copy of the Lock-Up Agreement duly executed by New Oxus, Sponsor and certain Affiliates of Sponsor.

Representations and Warranties

Under the Business Combination Agreement, Borealis made customary representations and warranties to Oxus and Newco relating to, among other things: organization and qualification; Borealis subsidiaries; governing documents; capitalization; authority relative to the Business Combination Agreement; no conflict; required filings and consents; permits; compliance; financial statements; absence of certain changes or events; absence of litigation; employee benefit plans; labor and employment matters; real property; title to assets; condition and sufficiency of assets; intellectual property; anti-bribery, export compliance, sanctions and anti-money laundering; taxes; environmental matters; material contracts; insurance; board approval; vote required; interested party transactions; customers and suppliers; Competition Act; Exchange Act; brokers; solvency; books and records; exclusivity of representations and warranties; and investigation, no other representations and warranties.

Under the Business Combination Agreement, Oxus and Newco made customary representations and warranties to Borealis relating to, among other things: (a) corporate organization; (b) governing documents; (c) capitalization; (d) authority relative to the Business Combination Agreement; (e) no conflict; (f) required filings and consents; (g) compliance; (h) SEC filings; (i) financial statements; (j) Sarbanes-Oxley; (k) absence of certain changes of events; (l) absence of litigation; (m) board approval; (n) vote required; (o) no prior operations of Newco; (p) brokers; (q) Oxus trust fund; (r) employees; (s) taxes; (t) listing; and (u) exclusivity of representations and warrants.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Borealis and Oxus are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Oxus and Borealis are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Borealis Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or operations of any of Borealis and its subsidiaries taken as a whole; provided, however, that none of the following will be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Borealis Material Adverse Effect: (i) any change or proposed change in any law or GAAP or the interpretation thereof; (ii) events or conditions generally affecting the industries in which any of Borealis and Borealis Subsidiaries operate; (iii) any downturn in the general business or economic conditions, including changes in the credit, debt, securities, financial or capital markets in or affecting Canada, the United States, or any other country, or changes therein, or the global economy generally; (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions in Canada, the United States or any other country; (v) events, circumstances, changes, effects or conditions arising from or relating to epidemics, pandemics or disease outbreaks (including COVID-19); (vi) any hurricane, tornado, flood, earthquake, natural disaster or other acts of God in Canada, the United States or any other country; (vii) the announcement of the Business Combination Agreement and consummation of the Business Combination, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Borealis or Borealis subsidiaries, (viii) any matter set forth on the Borealis disclosure schedule; or (ix) any actions taken or not taken by any of Borealis or Borealis subsidiaries as required by the Business Combination Agreement or any Ancillary Agreement or with the prior written consent of Oxus; except in the cases of clauses (i) through (vi), to the extent that Borealis and its subsidiaries, taken as a whole, are disproportionately adversely affected thereby as compared with other participants generally in the industries in which any of Borealis and its subsidiaries operate; or (b) would prevent, materially delay or materially impede the performance by Borealis of its obligations under the Business Combination Agreement or the consummation of the Business Combination.

Pursuant to the Business Combination Agreement, an “Oxus Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or is reasonably expected to be materially adverse to the business, financial condition or results of operations of Oxus; provided, however, that none of the following will be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be an Oxus Material Adverse Effect: (i) any change or proposed change in any law or GAAP (or interpretation thereof); (ii) events or conditions generally affecting the industries in which Oxus operates; (iii) any downturn in general business or economic conditions, including changes in the credit, debt, securities, financial or capital markets in or affecting the United States, Canada, Cayman Islands or any other country or changes therein, or the global economy generally; (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions in the United States, Canada, Cayman Islands or any other country; (v) events, circumstances, changes, effects or conditions arising from or relating to epidemics, pandemics or disease outbreaks (including COVID-19); (vi) any hurricane, tornado, flood, earthquake, natural disaster or other acts of God in the United States, Canada, Cayman Islands or any other country; (vii) any effect attributable to the announcement or execution, pendency, negotiation of the Business Combination Agreement and consummation of the Business Combination, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise (viii) any matter set forth on the Oxus disclosure schedule; (ix) the consummation and effects of any exercise of redemption rights provided for in Article 8 of our Articles by Oxus Shareholders; or (x) any actions taken or not taken by Oxus as required by the Business Combination Agreement or any Ancillary Agreement or with the consent of Borealis; except in the cases of clauses (i) through (vi), to the extent that Oxus is disproportionately adversely affected thereby as compared with other participants generally in the industry in which Oxus operates; or (b) would prevent, materially delay or materially impede the performance by Oxus or Newco of their respective obligations under the Business Combination Agreement or the consummation of the Business Combination.

Conduct of Business Pending the Business Combination

Conduct of Business by Borealis Pending the Business Combination

Borealis agreed to certain conduct of business under the Business Combination Agreement, including, among others, the following:

•        Borealis agrees, on behalf of itself and its subsidiaries, that, between the date of the Business Combination Agreement and the Closing or the earlier termination of the Business Combination Agreement, except as (i) expressly contemplated by any other provision of the Business Combination Agreement or any Ancillary Agreement, (ii) set forth in Section 6.01(a) of Borealis disclosure schedule and (iii) required by applicable law (including as may be requested or compelled by any governmental authority), unless Oxus will otherwise consent to in writing:

•        Borealis will, and will cause each of its subsidiaries to, conduct their business in the ordinary course of business and in a manner consistent with past practice; and

•        Borealis will use its commercially reasonable efforts to preserve substantially intact the business organization of Borealis and Borealis subsidiaries taken as a whole, to keep available the services of the current officers, key employees and consultants of Borealis and each Borealis subsidiary and to preserve the current rights, goodwill and relationships of Borealis and its subsidiaries with customers (including the material customers), suppliers (including the material suppliers) and other persons with which Borealis and its subsidiaries have significant business relations.

•        except as (i) expressly contemplated by any other provision of the Business Combination Agreement or any Ancillary Agreement (including as contemplated by the New Investor Convertible Note Financing and any other financing arrangement pursuant to Section 7.17), (ii) as set forth in Section 6.01(b) of Borealis disclosure schedule and (iii) as required by applicable law (including as may be requested or compelled by any governmental authority), Borealis will not, and will cause each Borealis subsidiary not to, between the date of the Business Combination Agreement and Borealis Amalgamation Effective Time or the earlier termination of the Business Combination Agreement, directly or indirectly, do any of the following without the prior written consent of Oxus (not to be unreasonably withheld, delayed or conditioned):

•        amend or otherwise change governing documents of Borealis or any Borealis subsidiary;

•        form or create any subsidiaries;

•        issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of Borealis, or any Borealis Subsidiary’s shares, securities or any options (other than under Borealis Incentive Plan as currently in effect and solely with respect to Borealis Options outstanding as of the date of the Business Combination Agreement), warrants, convertible securities or other rights of any kind to acquire any shares or any other ownership interest (including, without limitation, any phantom interest), of Borealis or any Borealis subsidiary; or (B) any material assets of Borealis or any Borealis subsidiary;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its shares;

•        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

•        acquire (including, without limitation, by merger, consolidation, or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof;

•        incur any indebtedness other than the New Investor Convertible Notes or repay, prepay or otherwise satisfy obligations outstanding in respect of any Indebtedness of Borealis or any Borealis subsidiary, including under any convertible notes or other convertible instruments of Borealis or any Borealis subsidiary;

•        assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business and consistent with past practice;

•        (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of Borealis as of the date of the Business Combination Agreement, other than increases in base compensation of employees in the ordinary course of business, (B) enter into any new, or materially amend any existing, employment, service agreement or severance or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits to any current or former director, officer, employee or consultant or (D) hire or otherwise enter into any new employment, consulting, contracting or service agreement or similar arrangement with any Person or terminate any current or former director, officer, employee or consultant provider whose base compensation would exceed, on an annualized basis, $100,000;

•        institute a layoff resulting in a mass layoff within the meaning of the WARN Act or any similar state Law;

•        voluntarily recognize a labor union or similar organization or enter into a collective bargaining agreement or other labor union contract;

•        other than as required by law or pursuant to the terms of an agreement entered into prior to the date of the Business Combination Agreement and reflected on Section 4.10(a) of Borealis disclosure schedule or that Borealis is not prohibited from entering into after the date hereof, grant any severance or termination pay to, or enter into any employment, consulting or severance agreement with, any director or officer of Borealis or of any Borealis subsidiary, other than in the ordinary course of business consistent with past practice;

•        adopt, amend and/or terminate any Plan (or any arrangement that would be considered a Plan if in effect on the date hereof) except (x) as may be required by applicable Law or (y) in the event of annual renewals of health and welfare programs in the ordinary course and consistent with past practice;

•        take any action, other than reasonable and usual actions in the ordinary course of business, with respect to accounting policies or procedures, other than as required by GAAP or PCAOB;

•        except in the ordinary course of business, (A) make, amend or revoke any tax election, (B) make or amend a material Tax Return, (C) settle or compromise any Tax claim, assessment, reassessment, Proceeding, controversy or United States federal, state, local or non-United States income tax liability including under applicable Laws, (D) enter into any agreement with a Governmental Authority with respect to Taxes, (E) enter into any Tax sharing, Tax advance pricing agreement, Tax allocation, Tax indemnification or similar agreement, (F) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (G) consent to the extension or waiver of the limitation period applicable to any Tax matter, (H) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes or (I) materially reduce the amount of any of its individual categories of tax attributes;

•        materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Borealis’ or any Borealis Subsidiary’s material rights thereunder, in each case in a manner that is adverse to Borealis or any Borealis Subsidiary, taken as a whole, except in the ordinary course of business;

•        intentionally permit any material item of Borealis IP to lapse or to be abandoned, invalidated, dedicated to the public, disclaimed or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Borealis IP; modify any privacy policy or the operation or security of any Business Systems in any manner that is materially adverse to the business of Borealis, except as required by Privacy/Data Security Laws;

•        acquire any fee interest in real property;

•        waive, release, compromise, settle or satisfy any pending or threatened material claim or compromise or settle any liability, other than in the ordinary course of business or that do not exceed $250,000 in the aggregate;

•        enter into any material new line of business outside of the business currently conducted by Borealis;

•        enter into any contract that would constitute a material contract other than in the ordinary course of business;

•        transfer, assign, sell or otherwise dispose of any material assets or cancel any debts or entitlements without the receipt of full consideration therefor; or

•        enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing; and

•        between the date of the Business Combination Agreement and the Closing or the earlier termination of the Business Combination Agreement, Borealis will provide Oxus and Newco with prompt written notice of:

•        any new material contracts, together with a copy thereof;

•        any dispute, notice of termination, proposed amendment or other material information given or received under or in connection with any Material Contract;

•        any allegation or claim made by a third party that the business of Borealis or any of Borealis Subsidiaries infringes or misappropriates the Intellectual Property rights of any person;

•        any allegation or claim of material deficiency, violation or potential violation of food safety laws, made by a third party, including any governmental authority;

•        any product recall conducted by or on behalf of Borealis or any Borealis subsidiary; and

•        any investigation, inquiry or enforcement proceedings by any governmental authority.

Conduct of Business by Oxus and Newco Pending the Business Combination

Oxus and Newco agreed to certain conduct of business under the Business Combination Agreement, including, among others, the following:

•        except as expressly contemplated by any other provision of the Business Combination Agreement or any Ancillary Agreement (including as contemplated by the New Investor Convertible Note Financing and any other financing arrangement pursuant to Section 7.17) or except as required by applicable Law (including as may be requested or compelled by any Governmental Authority), from the date of the Business Combination Agreement until the earlier of the termination of the Business Combination Agreement and the Closing, unless Borealis will otherwise consent to in writing (which consent will not be unreasonably conditioned, delayed or withheld), Oxus agrees that the businesses of each of Oxus and Newco will be conducted in the ordinary course of business and in a manner consistent with past practice and, further, neither Oxus nor Newco will:.

•        amend or otherwise change the governing documents of Oxus or Newco (other than in connection with the Oxus Extension Proposal) or form any subsidiary of Oxus or Newco;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, securities, property or otherwise, with respect to any of its shares, other than redemptions from the Trust Fund that are required pursuant to Oxus’ governing documents of;

•        except for redemptions from the Trust Fund that are required pursuant to Oxus’ governing documents, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Oxus Shares or Oxus Warrants or the shares or other equity securities of Newco;

•        other than pursuant to Section 7.17 of the Business Combination Agreement, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of shares or other securities of Oxus or Newco, or any options, warrants, convertible securities or other rights of any kind to acquire any shares or any other ownership interest (including, without limitation, any phantom interest) of Oxus or Newco;

•        acquire (including, without limitation, by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other Person;

•        incur any Indebtedness, except for Working Capital Loans;

•        make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

•        except in the ordinary course of business, make any material tax election, amend a material Tax Return or settle or compromise any material United States federal, state, local or non-United States income tax liability including under applicable Laws;

•        liquidate, dissolve, reorganize or otherwise wind up the business and operations of Oxus or Newco;

•        amend the Trust Agreement or any other agreement related to the Trust Account; or

•        enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Additional Agreements of the Parties

The parties made certain additional agreements under the Business Combination Agreement, including on, among others: proxy statement; registration statement; Oxus Shareholders’ meeting; Newco shareholder’s approval; access to information; confidentiality; exclusivity; employee benefits matters; directors’ and officers’ indemnification; D&O tail; notification of certain matters; further action; commercially reasonable efforts; public announcements; tax matters; stock exchange listing; clearances and approvals; PCAOB audited financial statements; subsequent unaudited Borealis financial statements; trust account; Oxus extension proposal; New Investor Convertible Note financing; permitted Borealis financing; New Borealis equity plan; employment agreement; transfer of domain names; Oxus public filings; section 16 matters; shareholder litigation; resignation of directors and officers of New Oxus; repayment of outstanding Helg Notes; and amendment to Remaining Convertible Instruments.

Board of Directors

Oxus and Borealis have agreed to take all action within their power as may be necessary or appropriate such that, effective immediately after the Closing, the New Borealis Board will consist of seven directors, including two directors nominated by Borealis, two directors nominated by the Sponsor, one director nominated by Belphar Ltd., and two independent directors.

Non-Survival of Representations, Warranties and Covenants

None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing and all such representations, warranties, covenants, obligations or other agreements will terminate and expire upon the occurrence of the Closing (and there will be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained in the Business Combination Agreement, including Section 7.25, that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) the Article X of the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•        by mutual agreement of Oxus and Borealis;

•        by either Oxus or Borealis for the other party’s uncured breach;

•        by either Oxus or Borealis, if a governmental authority has passed a law or order preventing the consummation of the Business Combination;

•        by either Oxus or Borealis, if the Closing does not occur by the Outside Date;

•        by either Oxus or Borealis, if either (A) any of the Oxus Proposals fails to receive the requisite approval from Oxus Shareholders or (B) Borealis required shareholder approval has not been obtained from Borealis Shareholders;

•        by Oxus, if the PCAOB audited financial statements have not been delivered to Oxus by Borealis on or before May 30, 2023; or

•        by Oxus, upon occurrence of a Borealis Material Adverse Effect.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except as set forth in Section 9.02, Section 9.03, Article X of the Business Combination Agreement, and any corresponding definitions set forth in Article I of the Business Combination Agreement, or in the case of termination subsequent and due to a willful material breach of the Business Combination Agreement by a party.

Expenses; Termination Fee

Pursuant to the Business Combination Agreement, generally, prior to and until the Closing, all transaction expenses will be paid by the party incurring such transaction expenses. Expenses related to (A) preparation and soliciting proxy statement and filing of the Registration Statement and all fees and expenses incurred by Oxus or Sponsor in connection with and Extension Expenses including the shareholder proposal to amend Oxus’ charter to extend the time period for Oxus to consummate a business combination (including mailing to Oxus Shareholders a definitive proxy statement relating to the proposal), (B) anti-trust or regulatory filings and expenses related to filings with or approvals from Nasdaq and (C) the reconciliation, and related accounting adjustments, of the financial statements of Borealis, in accordance with U.S. GAAP principles will be borne by Oxus and Borealis equally. However, Borealis’ responsibility to pay such expenses is capped at $15 million.

Borealis will pay to Oxus a termination fee of $5,000,000 (the “Termination Fee”) if Oxus or Borealis (as applicable) terminates the Business Combination Agreement pursuant to:

1)      Section 9.01(b) (if Borealis Amalgamation has not occurred prior to Outside Date),

2)      Section 9.01(e) (if required approval from Borealis Shareholders have not been obtained),

3)      Section 9.01(h) (if the PCAOB audited financial statements are not delivered on or before May 30, 2023) and

4)      Section 9.01(i) (if a Borealis Material Adverse Effect has occurred).

In the event of termination by Oxus pursuant to items (1), (3) and (4) above, the Termination Fee will be payable by Borealis only in the event of misconduct by Borealis, and the Termination Fee will not be payable if such termination is due to an action or omission by a third party and Borealis has acted in good faith and in a timely manner to cure such third-party action or omission, but failed to do so not due to Borealis’ misconduct.

Governing Law

The Business Combination Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State; provided that Borealis Amalgamation and the fiduciary duties of Borealis Board and Oxus Board will, in each case, be governed by the Laws of the Province of Ontario and, prior to the Continuance, by the Laws of the Cayman Islands and after the Continuance, by the laws of the Province of Ontario, as applicable. All actions arising out of or relating to the Business Combination Agreement will be heard and determined exclusively in Court of Chancery of the State of Delaware or Federal court of the United States of America sitting in U.S. District Court for the District of Delaware. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to the Business Combination Agreement brought by any party and (b) agree not to commence any action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein will constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to the Business Combination Agreement or the Business Combination, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) the Business Combination Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Amendments

The Business Combination Agreement may be amended in writing by Oxus, Newco and Borealis at any time prior to Borealis Amalgamation Effective Time. The Business Combination Agreement may not be amended except by an instrument in writing signed by each of Oxus, Newco and Borealis.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Shareholder Support Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and certain Borealis Shareholders entered into Shareholder Support Agreements pursuant to which, among other things, such Borealis Shareholders have agreed to vote their Borealis Shares in favor of the Business Combination and not sell or transfer their Borealis Shares.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and the Sponsor entered into the Sponsor Support Agreement pursuant to which, among other things, Sponsor agreed to (A) vote its Founder Shares in favor of the Business Combination and Oxus Proposals, (B) not redeem its Founder Shares, (C) waive certain of its anti-dilution rights, (D) convert the Sponsor Convertible Notes, and (E) forfeit certain of its Founder Shares as a part of incentive equity compensation for directors, officers and employees of New Borealis (subject to terms and conditions set forth in the Sponsor Support Agreement).

Registration Rights Agreements

In connection with the Closing, Oxus and certain Borealis Shareholders and certain Holders will enter into the Registration Rights Agreement, pursuant to which Oxus will be obligated to file a registration statement to register the resale of certain securities of Oxus held by the Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Lock-Up Agreements

In connection with the Closing, Oxus and certain Subject Party will enter into Lock-Up Agreements, pursuant to which (A) 50% of the Restricted Securities will be locked-up during the period commencing from the Closing and ending on the earlier to occur of (i) 12 months after the date of the Closing and (ii) the date on which the closing price of New Borealis Common Shares equals or exceeds USD $12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any 20 trading days within a 30-trading day period starting after the Closing, and (B) 50% of the Restricted Securities will be locked-up during the period commencing from the Closing and ending on 12 months after the date of the Closing, subject to certain specifications and exceptions.

New Investor Note Purchase Agreements

During the period from the signing of the Business Combination Agreement and until the earlier of (A) the termination of the Business Combination Agreement in accordance with its terms or (B) the Closing, Borealis may execute the New Investor Note Purchase Agreements with a potential investor or potential investors, in each case, introduced to Borealis by Oxus or Sponsor. On February 8, 2023, a New Investor Note Purchase Agreement for an amount of $20,000,000 was executed by Belphar Ltd. On March 3, 2023, a New Investor Note Purchase Agreement for an amount of $5,000,000 was executed by Saule Algaziyeva. The Minimum Cash Condition set forth in the Business Combination Agreement will be reduced by any cash amounts received by Borealis at any time prior to the Closing in connection with (A) the New Investor Convertible Note Financing, including $25,000,000 received to date from the New Investors, or (B) any Permitted Company Financing. All New Investor Convertible Notes issued pursuant to the New Investor Note Purchase Agreements will convert into New Borealis Common Shares immediately following the New Oxus Amalgamation. Any and all funding received by Borealis at any time prior to the Closing in connection with the New Investor Convertible Note Financing will be included in the calculation of the Closing Available Cash.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following discussion is a summary of the material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below)of Class A Shares and Public Warrants (other than Sponsor, Oxus’ directors or any of their respective affiliates), regarding the consequences of (i) electing to have your shares redeemed for cash pursuant to the redemption provisions described in the section entitled “The Meeting of Oxus Shareholders — Redemption Rights” (a “Redemption”), (ii) the Business Combination, and/or (iii) the ownership and disposition of New Borealis Common Shares and New Borealis Warrants after the Business Combination. This discussion addresses only those U.S. Holders that hold Class A Shares and/or Public Warrants as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•        financial institutions,

•        insurance companies,

•        mutual funds,

•        pension plans,

•        S corporations,

•        broker-dealers,

•        traders in securities that elect mark-to-market treatment,

•        regulated investment companies,

•        real estate investment trusts,

•        trusts and estates,

•        tax-exempt organizations (including private foundations),

•        investors that hold Class A Shares or Public Warrants or who will hold New Borealis Common Shares or New Borealis Warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes,

•        investors subject to the alternative minimum tax provisions of the Code,

•        U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar,

•        U.S. expatriates,

•        U.S. Holders owning or considered as owning (directly, indirectly, or through attribution) five percent (measured by vote or value) or more of Oxus’ Class A Shares, or, following the Business Combination, New Borealis Common Shares,

•        persons who purchase New Borealis Common Shares as part of the PIPE Financing,

•        persons who received any Oxus Shares as compensation, and

•        persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Borealis prior to the Business Combination. With respect to the consequences of holding New Borealis Common

Shares or New Borealis Warrants, this discussion is limited to U.S. Holders who acquire such New Borealis Common Shares in connection with the Business Combination or as a result of the exercise of an New Borealis Warrant, and U.S. Holders who acquire such New Borealis Warrants in connection with the Business Combination.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Class A Shares, Public Warrants, New Borealis Common Shares or New Borealis Warrants, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding Class A Shares, Public Warrants, New Borealis Common Shares or New Borealis Warrants, you are urged to consult your tax advisor regarding the tax consequences to you of a Redemption, the Continuance, the Business Combination and/or the ownership and disposition of New Borealis Common Shares and New Borealis Warrants by the partnership.

This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below.

For purposes of this discussion, because any Oxus Unit consisting of one Class A Share and one-half of a Public Warrant is separable at the option of the holder, Oxus is treating any Class A Shares and a Public Warrant held by a U.S. Holder in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of an Oxus Unit in connection with the consummation of the Continuance and Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. U.S. Holders of Class A Shares and Public Warrants are urged to consult their tax advisors concerning the U.S. federal, state, local and any foreign tax consequences of the transactions contemplated by the Business Combination Agreement (including any Redemption) with respect to any Class A Shares and Public Warrants held through an Oxus Unit (including alternative characterizations of an Oxus Unit).

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A Shares or Public Warrants, or of New Borealis Common Shares or New Borealis Warrants, as the case may be, that is:

•        an individual who is a U.S. citizen or resident of the United States;

•        a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Tax Consequences for U.S. Holders Exercising Redemption Rights

The following discussion assumes that any Redemption is treated as a transaction that is separate from the other transactions contemplated by the Business Combination. Such treatment is not free from doubt, particularly if you elect to redeem some, but not all, of the Class A Shares held by you immediately prior to the Business Combination. See “ — Tax Consequences of the Continuance and the Amalgamations to U.S. Holders” below for more information. You are urged to consult your tax advisor regarding the tax consequences to you of electing to redeem some, but not all of your Class A Shares held by you.

Redemption of Class A Shares

If you are a U.S. Holder and elect to redeem some or all of your Class A Shares in a Redemption, subject to the discussion below of the rules applicable to a passive foreign investment company (“PFIC”), the treatment of the transaction for U.S. federal income tax purposes will generally depend on whether the Redemption qualifies as sale of the Class A Shares under Section 302 of the Code that is taxable as described below under the heading “— Taxable Sale or Exchange of Class A Shares,” or rather as a distribution that is taxable as described below under the heading “ — Taxation of Distributions.” Generally, whether the Redemption qualifies for sale or distribution treatment will depend largely on the total number of Oxus Shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning Public Warrants and taking into account any ownership in New Borealis Common Shares and/or New Borealis Warrants immediately after the Business Combination) relative to all of Oxus’ Shares held or treated as held by the U.S. Holder immediately before such Redemption. A Redemption generally will be treated as a sale of Oxus’ Class A Shares (rather than as a distribution) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally takes into account not only stock actually owned by the U.S. Holder, but also Oxus Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Class A Shares which could be acquired pursuant to the exercise of any Public Warrants held by it (and, after the completion of the Business Combination, New Borealis Common Shares which could be acquired by exercise of the New Borealis Warrants). In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock (including the Class A Shares and New Borealis Common Shares received in exchange therefor) actually and constructively owned by the U.S. Holder immediately following the Redemption must, among other requirements, be less than 80% of such voting stock actually and constructively owned by the U.S. Holder immediately before the Redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Oxus Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the Oxus Shares actually owned by the U.S. Holder are redeemed, and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, the U.S. Holder does not constructively own any other stock and certain other requirements are met. A Redemption will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the Redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the Redemption generally will be treated as a distribution and the tax effects will be as described below under “— Taxation of Distributions.”

U.S. Holders of Class A Shares considering exercising their Redemption rights are urged to consult their tax advisors to determine whether the Redemption would be treated as a sale or as a distribution under the Code.

Taxable Sale or Exchange of Class A Shares

Subject to the discussion of the PFIC rules below, if any Redemption qualifies as a sale of a Class A Share (rather than a distribution with respect to such Class A Share), a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the cash received in the Redemption and (ii) the U.S. Holder’s adjusted tax basis in such Class A Share. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Share exceeds one year. A U.S. Holder’s adjusted tax basis in a Class A Share generally will equal the U.S. Holder’s acquisition cost of such share (which, if such share was acquired as part of a unit, is the portion of the purchase price of the unit allocated to such share or, if such share was received upon exercise of a Public Warrant, the initial basis of the Class A Share upon exercise of the Public Warrant (generally determined as described below in “ — Tax Consequences of Ownership and Disposition of New Borealis Common Shares and New Borealis Warrants — Exercise or Lapse of a New Borealis Warrant”)). Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Taxation of Distributions

Subject to the PFIC rules discussed below, if a Redemption is taxable as a distribution for U.S. federal income tax purposes, such distribution generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Oxus’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Oxus’ current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Class A Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Shares and will be treated as described above under “ — Taxable Sale or Exchange of Class A Shares.” Amounts treated as dividends that Oxus pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if (1) Oxus’ Class A Shares are readily tradable on an established securities market in the United States, (2) Oxus is not treated as a PFIC at the time the dividend was paid or in the preceding taxable year, and (3) certain holding period requirements are met. Because Oxus could be a PFIC for Oxus’ most recent taxable year (as discussed below under “ — PFIC Considerations”), dividends Oxus pays to a non-corporate U.S. Holder may not constitute “qualified dividends” that would be taxable at a reduced rate.

IF YOU ARE A HOLDER OF CLASS A SHARES CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Consequences of the Continuance and the Amalgamations to U.S. Holders

The discussion under this heading “ — Tax Consequences of the Continuance and the Amalgamations to U.S. Holders” does not specifically address all of the consequences to U.S. Holders who hold different blocks of Class A Shares (generally, Class A Shares purchased or acquired on different dates or at different prices), or holders of Class A Shares that choose to have some, but not all, of their Class A Shares redeemed as part of a Redemption. U.S. Holders of Class A Shares are urged to consult their tax advisors to determine how the applicable rules apply to them.

F Reorganization and Amalgamations

It is the opinion of Greenberg Traurig, LLP, United States tax counsel to Oxus, that the Continuance should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (the “F Reorganization”), subject to the assumptions, qualifications and limitations described herein and in the opinion included as Exhibit 8.1 hereto. Assuming the Continuance qualifies as an F Reorganization, the tax consequences of the Continuance to U.S. Holders of Oxus securities might vary depending on whether Oxus is treated as a PFIC for U.S. federal income tax purposes (discussed in detail below). If Oxus is not treated as a PFIC, a U.S. Holder that (1) exchanges its Oxus securities in the Continuance for New Oxus securities, and (2) continues to hold its New Oxus securities in the Amalgamations should not recognize any gain or loss as a result of either the Continuation or continuing to hold New Oxus Securities in the Amalgamations. The aggregate adjusted tax basis of the New Oxus Common Shares in the Continuance by a U.S. Holder should be equal to the adjusted tax basis of the Class A Shares surrendered in exchange therefor, and the aggregate adjusted tax basis of the New Borealis Common Shares held by a U.S. Holder should be unchanged as a result of the Amalgamations. The aggregate adjusted tax basis of the warrants to purchase New Oxus Common Shares received in the Continuance by a U.S. Holder should be equal to the adjusted tax basis of the Oxus Warrants surrendered in exchange therefor and the aggregate adjusted tax basis of the New Borealis Warrants held by a U.S. Holder should be unchanged as a result of the Amalgamations. The holding period of the New Borealis securities should include the period during which the Oxus securities surrendered in the Continuance in exchange therefor were held by a U.S. Holder, although the running of the holding period for the Class A Shares may be suspended as a result of the redemption rights with respect thereto (as described above in this proxy statement/prospectus), and the holding period of the New Borealis securities should be unchanged as a result of the Amalgamations.

If Oxus is treated as a PFIC, the tax consequences of the Continuance and the Amalgamations to U.S. Holders of Oxus securities should generally be similar to those described above. Under proposed Treasury Regulations, if the Continuance otherwise qualifies as an F Reorganization, the treatment of Oxus as a PFIC would not adversely impact the tax consequences of the Continuance or the Amalgamations to U.S. Holders of Oxus securities. The proposed Treasury Regulations, if finalized in their current form, would be effective as of April 1, 1992. Thus, it is expected that consequences similar to those described above should apply if Oxus is a PFIC, in the absence of any final Treasury Regulations to the contrary. It is difficult to predict, however, if the proposed Treasury Regulations will be adopted, whether such proposed Treasury Regulations will be adopted in their current form, and whether any such Treasury Regulations, as finally adopted, would be effective retroactive to the date of the Continuance.

If the Continuance does not qualify as an F Reorganization, it is not clear how the transactions would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. In such case, the tax consequences of the Continuance, to U.S. Holders may depend, among other things, on whether the Continuance would otherwise qualify for tax-free treatment under Section 368 or Section 351 of the Code and whether New Borealis and/or Oxus are treated as PFICs, and U.S. Holders might be required to recognize any gain realized on Class A Shares, Public Warrants, New Oxus Common Shares, and/or warrants to purchase New Oxus Common Shares, although possibly not any loss realized. If Oxus is treated as a PFIC, the nature and character of any gain required to be recognized would be similar to those described below.

The tax matters described above are very complicated and U.S. Holders are urged to consult their tax advisors regarding the potential tax consequences to them if either the Continuance does not qualify as an F Reorganization.

PFIC Considerations

As discussed more fully below under — “Tax Consequences of Ownership and Disposition of New Borealis Common Shares and New Borealis Warrants — Passive Foreign Investment Company Rules,” if Oxus is a PFIC for any taxable year, U.S. Holders of Class A Share or Public Warrants may be subject to adverse U.S. federal income tax consequences with respect to dispositions of, and distributions with respect to Oxus Shares, and may be subject to additional reporting requirements. Because Oxus is a blank-check company with no current active business, based upon the composition of Oxus’ income and assets, unless Oxus qualifies for the start-up exception (discussed below), Oxus believes it was a PFIC for the 2021 taxable year. Moreover, if the Continuance does not qualify as an F Reorganization, Oxus will not qualify for the start-up exception and Oxus will likely be a PFIC in 2021 and 2022.

Based on the expected operations, and composition of assets and income of New Borealis and its subsidiaries after the Business Combination and New Borealis’ market capitalization, which will fluctuate from time to time, Oxus does not expect that New Borealis will meet the PFIC asset test or income test (discussed below) in 2023 or 2022, or for the foreseeable future. Nevertheless, New Borealis’ PFIC status is uncertain and will depend upon the application of the start-up exception, discussed below (assuming the Continuance qualifies as an F Reorganization).

Start-up Exception.    Pursuant to the start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “Start-Up Year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation establishes to the satisfaction of the IRS that it will not be a PFIC for either of the first two taxable years following the Start-Up Year; and (3) the corporation is not in fact a PFIC for either of those years (the “Start-Up Exception”).

Assuming the Continuance qualifies as an F Reorganization, New Oxus should be treated as the same corporation as Oxus for purposes of the PFIC provisions including the Start-Up Exception. The Start-Up Exception requires that New Oxus not meet the PFIC asset test or income test (discussed below) in either 2023 or 2022. Oxus believes that Oxus’ 2021 taxable year would be the Start-Up Year under the startup exception, but Oxus believes that it should nevertheless be treated as a PFIC for 2021 because it met the PFIC asset and/or income test for 2022. Based on the expected operations, and composition of assets and income of New Borealis and its subsidiaries after the Business Combination and New Borealis’ market capitalization (which will fluctuate from time to time), Oxus does not know whether New Borealis will meet the PFIC asset test or income test in 2023, or for the foreseeable future.

Oxus’ and New Borealis’ actual PFIC status for any taxable year will not be determinable until after the end of such year. Accordingly, there can be no assurance with respect to Oxus’ status as a PFIC for 2023, and, there can be no assurances with respect to New Borealis’ status as a PFIC for the current or any future taxable year.

If Oxus is determined to be a PFIC, any income or gain recognized by a U.S. Holder electing to have its Class A Shares redeemed would generally be subject to a special tax and interest charge if such U.S. Holder did not make either a qualified electing fund (“QEF”) election or a mark-to-market election for Oxus’ first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) such shares, or a QEF election along with an applicable purging election (collectively, the “PFIC Elections”). These rules are described more fully below under “— Tax Consequences of Ownership and Disposition of New Borealis Common Shares and New Borealis Warrants — Passive Foreign Investment Company Rules.”

The rules dealing with PFICs discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your tax advisor concerning the application of the PFIC rules to your exchange of Class A Shares and/or Public Warrants under your particular circumstances, including as a result of PFIC Elections such U.S. Holders may have made (or may wish to make for the taxable year including the Business Combination).

Tax Consequences of Ownership and Disposition of New Borealis Common Shares and New Borealis Warrants

Dividends and Other Distributions on New Borealis Common Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions on New Borealis Common Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from New Borealis’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of New Borealis’ current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its New Borealis Common Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Borealis Common Shares and New Borealis Warrants.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent), which would include amounts expected to be payable in respect of Canadian income taxes, if any. Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that New Borealis pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if New Borealis Common Shares are readily tradable on an established securities market in the United States or New Borealis is eligible for benefits under an applicable tax treaty with the United States, and New Borealis is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding taxable year and provided certain holding period requirements are met. The amount of any dividend distribution paid in Canadian dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, Canadian income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the applicable treaty with the United States will be eligible for credit against the U.S. treaty beneficiary’s (as defined below) U.S. federal income tax liability. Subject to certain complex limitations, the non-refundable withheld Canadian taxes generally will be eligible for credit against a U.S. treaty beneficiary’s (as defined below) federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes, including any Canadian income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Borealis Common Shares and New Borealis Warrants

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of New Borealis Common Shares or New Borealis Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such New Borealis Common Share or New Borealis Warrant (determined as described above or below), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such New Borealis Common Share exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss.

Exercise or Lapse of a New Borealis Warrant

A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of a New Borealis Common Share upon exercise of a New Borealis Warrant for cash. The U.S. Holder’s tax basis in the New Borealis Common Share received upon exercise of the New Borealis Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the New Borealis Warrant (i.e., its tax basis, calculated in U.S. dollars) and the exercise price. The U.S. Holder’s holding period for New Borealis Common Shares received upon exercise of the of an New Borealis Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the New Borealis Warrant and will not include the period during which the U.S. Holder held the New Borealis Warrant (or any Public Warrant exchanged therefor). If a New Borealis Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant (calculated in U.S. dollars). Such loss will be long-term if the warrant has been held for more than one year.

Adjustment to Exercise Price

Under Section 305 of the Code, if certain adjustments are made (or not made) to the number of shares to be issued upon the exercise of a New Borealis Warrant or to the New Borealis Warrant’s exercise price, a U.S. Holder may be deemed to have received a constructive distribution with respect to the warrant, which could result in adverse consequences for the U.S. Holder, including the inclusion of dividend income (with the consequences generally as described above under the heading “— Dividends and Other Distributions on New Borealis Common Shares”). The rules governing constructive distributions as a result of certain adjustments with respect to a New Borealis Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a New Borealis Warrant.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of New Borealis Common Shares and New Borealis Warrants could be materially different from that described above if New Borealis is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

It is uncertain whether, immediately following the Business Combination, New Borealis will be treated as a PFIC for U.S. federal income tax purposes.

Although New Borealis’ PFIC status is determined annually, an initial determination that New Borealis is a PFIC will generally apply for subsequent years to a U.S. Holder who held New Borealis Common Shares or New Borealis Warrants while New Borealis was a PFIC, whether or not New Borealis meets the test for PFIC status in those subsequent years.

As discussed above, if Oxus does not qualify for the Start-Up Exception and is determined to be a PFIC with respect to a U.S. Holder, such U.S. Holder did not make either a qualified electing fund (“QEF”) election or a mark-to-market election (described below) with respect to such Class A Shares, and such U.S. Holder was not subject to tax on the receipt of such New Borealis Common Shares under Section 1291(f) of the U.S. Tax Code or otherwise, then, although not free from doubt, New Borealis would also be treated as a PFIC as to such U.S. Holder with respect to such New Borealis Common Shares even if New Borealis did not meet the test for PFIC status in its own right. In addition, if this rule were to apply, such U.S. Holder would be treated for purposes of the PFIC rules as if it held such New Borealis Common Shares (treated as shares of a PFIC as to such holder) for a period that includes its holding period for the Class A Shares exchanged therefor, respectively.

If New Borealis is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of New Borealis Common Shares or New Borealis Warrants and, in the case of New Borealis Common Shares, the U.S. Holder did not make either an applicable PFIC Election (or elections) for the first taxable year of New Borealis (or, as applicable Oxus) in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its New Borealis Common Shares or New Borealis Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the New Borealis Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the New Borealis Common Shares).

Under these rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the New Borealis Common Shares or New Borealis Warrants;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of New Borealis’ first taxable year in which New Borealis is a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections

In general, if New Borealis is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of New Borealis Common Shares (but not New Borealis Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of New Borealis’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which New Borealis’ taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its New Borealis Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such New Borealis Warrants (other than upon exercise of such New Borealis Warrants for cash) and New Borealis was a PFIC at any time during the U.S. Holder’s holding period of such New Borealis Warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such New Borealis Warrants properly makes and maintains a QEF election with respect to the newly acquired New Borealis Common Shares (or has previously made a QEF election with respect to New Borealis Common Shares, or Class A Shares, as applicable), the QEF election will apply to the newly acquired New Borealis Common Shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired New Borealis Common Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the New Borealis Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, New Borealis will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of New Borealis’ earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make the second election, New Borealis must also be determined to be a “controlled foreign corporation” as defined by the Code (which is not currently expected to be the case). As a result of either purging election, the U.S. Holder will have a new basis and holding period in the New Borealis Common Share acquired upon the exercise of the warrants solely for purposes of the PFIC rules. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. New Borealis will use reasonable efforts to provide U.S. Holders this information if it determines that it is a PFIC. However, there can be no assurance that New Borealis will have timely knowledge of PFIC status.

Alternatively, if New Borealis is a PFIC and New Borealis Common Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) New Borealis Common Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its New Borealis Common Shares at the end of such year over its adjusted basis in its New Borealis Common Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its New Borealis Common Shares over the fair market value of its New Borealis Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its New Borealis Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its New Borealis Common Shares will be treated as ordinary income. Although there is uncertainty under the current rules, the holder of an option, such as the New Borealis Warrants, does not appear to be entitled to make a mark-to-market election.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq (on which New Borealis Common Shares are intended to be listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the New Borealis Common Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to New Borealis Common Shares under their particular circumstances.

Related PFIC Rules

If New Borealis is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if New Borealis receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of New Borealis Common Shares and New Borealis Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to New Borealis securities under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to New Borealis. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. In addition, certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to New Borealis Common Shares, subject to certain exceptions (including an exception for New Borealis Common Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold New Borealis Common Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of New Borealis Common Shares.

Treasury Regulations meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the applicable Treasury Regulations, certain transactions are required to be reported to the IRS including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of foreign currency, to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. You should consult your tax advisor to determine the tax return obligations, if any, with respect to New Borealis Common Shares, New Borealis Warrants, and the receipt of Canadian dollars in respect thereof, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable to you depending upon your particular situation. You are urged to consult your own tax advisor with respect to the tax consequences to you of the disposition of Oxus’ Class A Shares and Public Warrants in connection with the Continuance, the Amalgamation and Business Combination, and of the acquisition, ownership and disposition of New Borealis Common Shares and New Borealis Warrants including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material Canadian federal income tax considerations generally applicable to a person who is a beneficial owner of New Borealis Common Shares or New Borealis Warrants (collectively, “New Borealis Securities”) immediately following the Business Combination (a “Holder”) with respect to the ownership and disposition of such securities and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the regulations promulgated thereunder (collectively, the “Tax Act”) (i) holds the New Borealis Securities as capital property, (ii) deals at arm’s length with New Borealis, (iii) is not affiliated with New Borealis, (iv) that has not entered into a “derivative forward agreement” or “synthetic disposition arrangement” (as defined in the Tax Act) with respect to the New Borealis Securities, and (v) has not received or acquired its New Borealis Securities as compensation for its employment with Borealis, New Borealis or any of their respective subsidiaries or in connection with any employee stock option or executive compensation plan of Borealis or New Borealis or any of their respective subsidiaries. This discussion does not address any tax treatment of any other transactions occurring in connection with the Business Combination, including, but not limited to, the Borealis Amalgamation or the tax treatment of the Business Combination with respect to Borealis Shareholders or securityholders. Generally, the New Borealis Securities will be considered to be capital property to a Holder provided the Holder does not hold the New Borealis Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder that obtained New Borealis Securities in exchange for Borealis Shares pursuant to the Business Combination. Such a Holder should refer to the description of Canadian federal income tax considerations in the management information circular of Borealis.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the Canada-United States Tax Convention (1980) (the “Treaty”), and counsel’s understanding of the current administrative policies of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations with respect to the ownership and disposition of New Borealis Securities and, except for the Proposed Amendments, does not take into account any changes in the law or administrative policy or assessing practice, whether by legislative, governmental or judicial action, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder of the New Borealis Securities, and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. Consequently, Holders and prospective Holders of the New Borealis Securities should consult with, and rely solely upon, their own tax advisors for advice with respect to the tax consequences to them of the ownership and disposition of New Borealis Securities, having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the New Borealis Securities must be converted into Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount arose, or such other rate of exchange as may be acceptable to the CRA. The amount of dividends, if any, required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Exercise of New Borealis Warrants

No gain or loss will generally be realized by a Holder upon the exercise of a New Borealis Warrant to acquire a New Borealis Common Share. When a New Borealis Warrant is exercised, the Holder’s cost of the New Borealis Common Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such New Borealis Warrant and the exercise price paid for the New Borealis Common Share. The Holder’s adjusted cost base of a New Borealis Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all other New Borealis Common Shares owned by the Holder as capital property at that time.

Holders Resident in Canada

This portion of the summary generally applies to a Holder who, at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”). Certain Canadian Holders of New Borealis Common Shares who might not otherwise be considered to hold their New Borealis Common Shares as capital property may, in certain circumstances, be entitled to have the New Borealis Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Holders in the taxation year of the election and any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election is not available in respect of New Borealis Warrants. Canadian Holders should consult with, and rely solely upon, their own tax advisors regarding this election.

This portion of the summary is not applicable to a Canadian Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is, or for whom the New Borealis Securities would be, a “tax shelter investment” (as defined in the Tax Act), (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, or (v) that is a corporation resident in Canada and is or becomes (or does not deal at arm’s length within the meaning of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of New Borealis Securities, controlled by a non-resident person (or a group of such persons that do not deal at arm’s length) for purposes of section 212.3 of the Tax Act. Any such Holder should consult with, and rely solely upon, its own tax advisor with respect to an investment in the New Borealis Securities. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of New Borealis Securities.

Taxation of Canadian Holders of New Borealis Warrants

Expiry of New Borealis Warrants

In the event of the expiry of an unexercised New Borealis Warrant, a Canadian Holder generally will realize a capital loss equal to the Canadian Holder’s adjusted cost base of such New Borealis Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Holders Resident in Canada — Taxation of Canadian Holders of New Borealis Common Shares — Taxation of Capital Gains and Capital Losses”.

Dispositions of New Borealis Warrants

Upon a disposition (or a deemed disposition) of a New Borealis Warrant (other than on the exercise thereof), a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the New Borealis Warrant, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such New Borealis Warrant, to the Canadian Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading “Holders Resident in Canada — Taxation of Canadian Holders of New Borealis Common Shares — Taxation of Capital Gains and Capital Losses”.

Taxation of Canadian Holders of New Borealis Common Shares

Dividends on New Borealis Common Shares

Taxable dividends received or deemed to be received on New Borealis Common Shares held by a Canadian Holder will be included in the Canadian Holder’s income for the purposes of the Tax Act.

Such dividends received by a Canadian Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends.” There may be limitations on the ability of New Borealis to designate dividends as eligible dividends.

Taxable dividends received by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders who are individuals should consult with, and rely solely upon, their own tax advisors in this regard.

A Canadian Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. A Canadian Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the New Borealis Common Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.

Disposition of New Borealis Common Shares

A disposition or a deemed disposition of a New Borealis Common Share by a Canadian Holder (other than to New Borealis, unless purchased by New Borealis in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally result in the Canadian Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the New Borealis Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Canadian Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada — Taxation of Canadian Holders of New Borealis Common Shares — Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year must be included in the Canadian Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year must be deducted from taxable capital gains realized by the Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of a New Borealis Common Share may be reduced by the amount of dividends received or deemed to be received by it on such New Borealis Common Share (or on a share for which the New Borealis Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns New Borealis Common Shares, directly or indirectly, through a partnership or a trust. Canadian Holders to whom these rules may be relevant should consult with, and rely solely upon, their own tax advisors.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation,” as defined in the Tax Act, or, at any time in the year, a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to the Proposed Amendments released on August 9, 2022), may be liable to pay a refundable tax on its “aggregate investment income,” which is defined in the Tax Act to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Canadian Holders who are individuals should consult with, and rely solely upon, their own tax advisors in this regard.

Eligibility for Investment

Based on the current provisions of the Tax Act and subject to the provisions of any particular plan, provided that (i) the New Borealis Common Shares are listed on a “designated stock exchange,” within the meaning of the Tax Act (which currently includes the Nasdaq), or New Borealis is otherwise a “public corporation” (other than a “mortgage investment corporation”) for purposes of the Tax Act, and (ii) in the case of New Borealis Warrants, neither New Borealis nor any person with whom New Borealis does not deal at arm’s length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of a RRSP, RRIF, RDSP, RESP, FHSA, TFSA, or DPSP (each as defined below), the New Borealis Securities will be, at such time “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered disability savings plan (“RDSP”), a registered education savings plan (“RESP”), a first home savings account (“FHSA”), a tax-free savings account (“TFSA”) or a deferred profit sharing plan (“DPSP”), each as defined in the Tax Act.

Notwithstanding the foregoing, if the New Borealis Securities are “prohibited investments,” within the meaning of the Tax Act, for a particular RRSP, RRIF, RDSP, RESP, FHSA, or TFSA, the annuitant of the RRSP or RRIF, the holder of the FHSA, TFSA or RDSP, or the subscriber of the RESP, as the case may be, will be subject to a penalty tax under the Tax Act. The New Borealis Securities will generally be a “prohibited investment” for these purposes if the annuitant under the RRSP or RRIF, the holder of the FHSA, TFSA or RDSP, or the subscriber of the RESP, as applicable, (i) does not deal at arm’s length with New Borealis for purposes of the Tax Act, or (ii) has a “significant interest,” as defined in the Tax Act, in New Borealis. In addition, the New Borealis Common Shares will generally not be a “prohibited investment” if the New Borealis Common Shares are “excluded property” for purposes of the prohibited investment rules for an RRSP, RRIF, RDSP, RESP, FHSA or TFSA. Annuitants under RRSPs or RRIFs, holders of FHSA, TFSAs or RDSPs, and subscribers of RESPs should consult with, and rely solely upon, their own tax advisors as to whether the New Borealis Common Shares will be prohibited investments in their particular circumstances.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act (i) is not, and is not deemed to be, resident in Canada, (ii) does not, and is not deemed to, use or hold New Borealis Securities in, or in the course of carrying on, a business carried on in Canada, (iii) does not have a “permanent establishment” or “fixed base” in Canada, (iv) is not a person who carries on an insurance business in Canada and elsewhere, and (v) is not an “authorized foreign bank” (as defined in the Tax Act) (a “Non-Canadian Holder”).

Taxation of Non-Canadian Holders of New Borealis Warrants

Dispositions of New Borealis Warrants

On a disposition of a New Borealis Warrant (other than on the acquisition of a New Borealis Common Share pursuant to the terms of New Borealis Warrants, as discussed above), a Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Canadian Holder unless the New Borealis Warrant constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention.

Generally, provided the New Borealis Common Shares are listed on a designated stock exchange at the time of the disposition of a New Borealis Warrant, a New Borealis Warrant will not constitute taxable Canadian property of a Non-Canadian Holder at such time unless, at any time during the 60-month period immediately preceding the disposition of the New Borealis Warrant, the following conditions are satisfied concurrently (the “TCP Conditions”): (i) (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder did not deal at arm’s length, (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the capital stock of New Borealis, and (ii) more than 50% of the fair market value of the New Borealis Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, any such properties whether or not the properties exist. A New Borealis Warrant may also be deemed to be taxable Canadian property in certain other circumstances.

A Non-Canadian Holder that disposes of, or is deemed to have disposed of, a New Borealis Warrant that constitutes “taxable Canadian property” and is not entitled to relief under an applicable income tax convention will generally be subject to the same tax consequences described above under “Holders Resident in Canada — Taxation of Canadian Holders of New Borealis Common Shares — Taxation of Capital Gains and Capital Losses”.

A Non-Canadian Holder contemplating a disposition of New Borealis Warrants that may constitute taxable Canadian property should consult with, and rely solely upon, its tax advisor prior to such disposition.

Taxation of Non-Canadian Holders of New Borealis Common Shares

Dividends on New Borealis Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the New Borealis Common Shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention, which the Non-Canadian Holder is entitled to the benefits of, between Canada and the Non-Canadian Holder’s country of residence. For instance, where the Non-Canadian Holder is a resident of the United States that is entitled to full benefits under the Treaty, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Disposition of New Borealis Common Shares

On a disposition of a New Borealis Common Share (other than to New Borealis, unless purchased by New Borealis in the open market in the manner in which shares are normally purchased by any member of the public in the open market) a Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Canadian Holder, unless the New Borealis Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention.

Generally, provided the New Borealis Common Shares are listed on a designated stock exchange (which currently includes the Nasdaq) at the time of the disposition by a Non-Canadian Holder, the New Borealis Common Shares will not constitute taxable Canadian property of such Non-Canadian Holder at such time unless, at any time during the 60-month period immediately preceding the disposition of the New Borealis Common Share, the TCP Conditions (described above under “Holders Not Resident in Canada — Taxation of Non-Canadian Holders of New Borealis Warrants — Dispositions of New Borealis Warrants”) are met. A New Borealis Common Share may also be deemed to be taxable Canadian property in certain other circumstances.

In the case of a Non-Canadian Holder that is: (i) a resident of the United States for purposes of the Treaty, and (ii) fully entitled to the benefits of the Treaty, any capital gain realized by the Non-Canadian Holder on a disposition of a New Borealis Common Share that would otherwise be subject to tax under the Tax Act will generally be exempt from Canadian income tax pursuant to the Treaty provided that the value of the New Borealis Common Share is not derived principally from real property situated in Canada (within the meaning of the Treaty) at the time of the disposition.

A Non-Canadian Holder that disposes of, or is deemed to have disposed of, a New Borealis Common Share that constitutes “taxable Canadian property” and is not entitled to relief under an applicable income tax convention will generally be subject to the same tax consequences described above under “Holders Resident in Canada — Taxation of Canadian Holders of New Borealis Common Shares — Taxation of Capital Gains and Capital Losses”.

A Non-Canadian Holder contemplating a disposition of New Borealis Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

OXUS SHAREHOLDER PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Oxus Shareholders are being asked to consider and vote on the Business Combination Proposal. You should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination (including the Arrangement and Amalgamations). In particular, you are directed to the Business Combination Agreement and the Plan of Arrangement, which are attached, respectively, as Annex A and Annex C to this proxy statement/prospectus. The Business Combination will be effected principally by the Arrangement under the CBCA and the OBCA pursuant to the terms of the Plan of Arrangement.

Pursuant to the Arrangement, New Oxus and Amalco will be amalgamated and continue as New Borealis under the terms and conditions prescribed in the Plan of Arrangement. Amalco and New Oxus will cease to exist as separate entities from New Borealis, and New Borealis will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of New Oxus and Amalco. New Borealis will be deemed to be the plaintiff or defendant, as the case may be, in any civil action commenced by or against Amalco or New Oxus before the New Oxus Amalgamation under the Arrangement has become effective.

Resolution to be Voted Upon

The full text of the special resolution to be proposed is as follows:

“BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.      The arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (“the CBCA”) and section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Oxus Acquisition Corp. (“Oxus,” and following its domestication and continuance as a corporation under the laws of the Province of Ontario, Canada, “New Oxus”), 1000397116 Ontario Inc. (“Newco”), and Borealis Foods Inc. (“Borealis”), all as more particularly described and set forth in the Registration Statement / Proxy Statement of Oxus Acquisition Corp. dated [•], 2023 (the “Oxus Registration Statement / Proxy Statement”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.      The plan of arrangement, involving Borealis, New Oxus, and Newco (the “Plan of Arrangement”), the full text of which is set out in Annex C to the Business Combination Agreement among Oxus, Newco and Borealis dated February 23, 2023, as it may be amended, modified or supplemented in accordance with its terms (the “Business Combination Agreement”), which is attached as Annex A to the Oxus Registration Statement / Proxy Statement, as the Plan of Arrangement may be amended, modified or supplemented in accordance with its terms, is hereby authorized, approved and adopted.

3.      The Business Combination Agreement (including the Plan of Arrangement attached thereto) and all of the transactions contemplated therein, the actions of the directors of Oxus in approving the Arrangement, and the actions of the officers of Oxus in executing and delivering the Business Combination Agreement and any amendments thereto and causing the performance by Oxus of its obligations thereunder, are hereby ratified and approved.

4.      Oxus be and is hereby authorized to cooperate with and assist Borealis in seeking the Final Order (as defined in the Business Combination Agreement) from the Superior Court of Justice (Commercial List) of the Province of Ontario (the “Court”) to approve the Arrangement on the terms set forth in the Business Combination Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented).

5.      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Oxus or that the Arrangement has been approved by the Court, the directors of Oxus are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of Oxus: (i) to amend, modify, supplement or terminate the Business Combination Agreement or the Plan of Arrangement to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Arrangement, at any time prior to the issuance of the certificates giving effect to the Arrangement.

6.      Any officer or director of Oxus is hereby authorized for and on behalf of Oxus, to make an application to the Court for an order approving the Arrangement and to (i) deliver to the Director appointed under section 260 of the CBCA the articles of arrangement of Borealis in respect of the Arrangement required to be filed with such Director pursuant to the CBCA and (ii) to the Director appointed under section 278 of the OBCA the articles of arrangement of Borealis in respect of the Arrangement required to be filed with such Director pursuant to the OBCA, and in each case a certified copy of the Final Order and to execute and, if appropriate, deliver such other documents as are necessary or desirable pursuant to the CBCA and the OBCA to give effect to the Arrangement and the Plan of Arrangement in accordance with the Business Combination Agreement, such determination to be conclusively evidenced by the execution and delivery of such other documents.

7.      Any officer or director of Oxus is hereby authorized and directed, for and on behalf of Oxus, to execute, or cause to be executed, and to deliver, or cause to be delivered, all such other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things as in such person’s opinion may be necessary or desirable to give full force and effect to the foregoing Resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such acts or things.

Vote Required for Approval

Since the Business Combination includes the Continuance, the Business Combination Proposal will be approved and adopted if the holders of a majority of at least two-thirds of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting vote “FOR” the Business Combination Proposal.

Notwithstanding Section 49.4 of the Articles, the Business Combination Proposal (and consequently, the Business Combination Agreement and the Plan of Arrangement) will be approved and adopted only if Oxus obtains the affirmative vote of the holders of at least two-thirds (2/3) of the Oxus Class A Shares and Oxus Class B Shares present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class. Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as a vote cast at the Oxus Shareholders’ Meeting. Accordingly, failure to vote in person or by proxy at the Meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.

Adoption of the Business Combination Proposal is conditioned on the approval of each of the other proposals presented at the Meeting, except for the Adjournment Proposal, and each of the other proposals, other than the Adjournment Proposal, is conditioned on the approval and adoption of the Business Combination Proposal.

Recommendation of the Board

OXUS BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

OXUS SHAREHOLDER PROPOSAL NO. 2 — THE CONTINUANCE PROPOSAL

Oxus is currently incorporated as a Cayman Islands exempted company. Pursuant to the Business Combination Agreement and subject to the terms and conditions contained therein, in connection with the Business Combination, Oxus proposes to be continued from the Cayman Islands to the Province of Ontario, Canada and continue as a corporation existing under the OBCA. This transaction is known as a “Continuance” under Ontario law. As discussed in this proxy statement/prospectus, Oxus Shareholders are being asked to consider and vote upon a proposal to approve the Continuance, and in connection therewith, the adoption of the Continuance Governing Documents substantially in the form attached to this proxy statement/prospectus as Annex I. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Continuance. In particular, you are directed to the Business Combination Agreement, attached as Annex A to this proxy statement/prospectus.

Effect of Continuance

Upon the Continuance, the Companies Act will cease to apply to New Oxus and New Oxus will thereupon become subject to the OBCA, as if it had been originally incorporated under the OBCA. The Continuance will not affect the continuity of New Oxus or result in a change in its business. The existing board of directors would continue to constitute the board of directors upon the Continuance becoming effective.

The Continuance will not affect New Oxus’ status as a listed company on the Nasdaq or as a reporting issuer under the securities laws of the United States, and New Oxus would remain subject to the requirements of such laws.

As of the effective time of the Continuance, New Oxus’ current organizational documents — the Articles — will be replaced with articles and by-laws under the OBCA, the legal domicile of New Oxus will be the Province of Ontario and New Oxus will no longer be subject to the provisions of the Companies Act.

Comparison of the Companies Act and the OBCA

The rights of Oxus Shareholders and the relative powers of Oxus Board are governed by the laws of the Cayman Islands, including the Companies Act. As a result of the Business Combination, each outstanding Oxus Share that is not redeemed by the holder thereof will survive and continue to be a New Oxus Common Share. Because New Oxus is an Ontario corporation, the rights of shareholders of New Oxus will be governed by applicable Ontario law, including the OBCA.

While some rights and privileges of shareholders under the OBCA may be comparable to those under the Companies Act, there are several notable differences and shareholders are advised to review the information contained in this proxy statement and to consult with their professional advisors.

The following is a summary comparison of certain provisions of the Companies Act and the OBCA. This summary is not intended to be exhaustive and is qualified in its entirety by the full provisions of the Companies Act, the OBCA, and the governing documents of Oxus or New Oxus, as applicable. The discussion in this section does not include a description of certain other rights or obligations under U.S. and Ontario securities laws or applicable listing rules of the Nasdaq, many of which are similar to, or have an effect on, matters described herein under Cayman Islands or Ontario law. Such other rights or obligations generally apply equally to Oxus Shares and New Oxus Common Shares.

This section does not include a complete description of all differences, nor does it include a complete description of such provisions. Furthermore, the identification of some of the differences as material is not intended to indicate that other differences that may be equally important do not exist. Oxus Shareholders are urged to carefully read the full text of the relevant provisions of the Companies Act and the OBCA.

	Companies Act	OBCA
Authorized Capital	There is no minimum capitalization requirement under the Companies Act. Shares may be par value or no par value (but a company cannot have both). Bearer shares are not permissible.	There is no minimum capitalization requirement under the OBCA. Shares of a corporation must be in registered form and will be without nominal or par value.

	Companies Act	OBCA
Pre-emptive Rights

The Companies Act does not contain provisions in respect of pre-emptive rights to receive additional shares. The Companies Act provides that the regulations of Table A will be the regulations of the company to the extent the company does not in its own articles of association modify or exclude Table A2.

Under the OBCA, shareholders of a corporation do not have pre-emptive rights to subscribe to an additional issue of shares or any security convertible into such shares, unless such right is expressly included in the articles of incorporation or a unanimous shareholder agreement.

Declaration of Dividends, Distributions, Repurchases and Redemptions

Dividends, distributions may be paid out of profits. “Profits” is not defined by statute but by the articles of association and common law and may include income and realized and unrealized gains. The share premium account may be used to fund a bonus issue and a cash dividend, subject to the company being able to pay its debts as they fall due in the ordinary course of business immediately following the date of the dividend and the articles of association so permit.

Under the Companies Act, a company having a share capital may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable

Under the Companies Act:

(a)     No share may be redeemed or purchased unless it is fully paid.

(b)    A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any issued shares of the company other than shares held as treasury shares.

(c)     Redemption or purchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the company’s articles of association.

(d)    If the articles of association do not authorize the manner and terms of the purchase, a company will not purchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the shareholders of the company.

Under the OBCA, subject to its articles and any unanimous shareholder agreement, the directors may declare and the corporation may pay a dividend (i) by issuing fully paid shares of the corporation, or options or rights to acquire fully-paid shares of the corporation, (ii) in money, or (iii) in property. The board may not declare, and the corporation may not pay, a dividend if there are reasonable grounds for believing that the corporation is, or after the payment would be, unable to pay its liabilities as they become due; or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

Further, under the OBCA, a corporation may purchase or otherwise acquire shares issued by it to settle or compromise a debt or claim asserted by or against the corporation, eliminate fractional shares or fulfil the terms of anon-assignable agreement under which the corporation has an option or is obliged to purchase shares owned by a current or former director, officer or employee of the corporation. However, a corporation may not make any payment to purchase or acquire shares issued by it if there are reasonable grounds for believing that it would not meet similar solvency tests as those set out above.

	Companies Act	OBCA

Under the OBCA, a corporation may, subject to its articles, purchase or redeem any redeemable shares issued by it at prices not exceeding the redemption price thereof stated in the articles or calculated according to a formula stated in the articles. However, a corporation may not make any payment to purchase or redeem any redeemable shares issued by it if there are reasonable grounds for believing that it would not meet similar solvency tests as those set out above.

Pursuant to the OBCA, except in limited circumstances set out in the OBCA, a corporation will not hold shares in itself.

Shares issued by a corporation and purchased, redeemed or otherwise acquired by it will be cancelled or, if the articles limit the number of authorized shares of a class or series, may be restored to the status of authorized but unissued shares of the class.

Under the OBCA, except in limited circumstances, a corporation will not hold shares in its holding body corporate, and a corporation will not permit any of its subsidiary bodies corporate to hold shares of the corporation.

Compulsory Acquisitions

Under the Companies Act, an acquiring party may be able to compulsorily acquire the shares of minority holders by acquiring pursuant to a tender offer 90% of the shares not already owned by the acquiring party (the “offeror”). If an offeror has, within four months after the making of an offer for all the shares not owned by the offeror, obtained the approval of not less than 90% of all the shares to which the offer relates, the offeror may, at any time within two months after the end of that four-month period, require any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares, unless within one month from the date on which the notice to compulsorily acquire was given to the nontendering shareholder, the nontendering shareholder is able to convince the court to order otherwise.

The OBCA provides a right of compulsory acquisition for an offeror that, within 120 days after the date of a take-over bid or an issuer bid, acquires not less than 90% of the securities of any class of securities to which the bid relates, other than securities held at the date of the bid by or on behalf of the offeror. or an affiliate or associate of the offeror.

	Companies Act	OBCA
Size of Board of Directors

There are no minimum or maximum requirements specified under the Companies Act. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

Under the OBCA, the board of directors of a corporation that is not an offering corporation (as such term is defined in the OBCA) must consist of at least one individual. The board of directors of an offering corporation must consist of at least three individuals and at least one-third of the directors will not be officers or employees of the corporation or any of its affiliates. Pursuant to the OBCA, where a minimum and maximum number of directors of a corporation is provided for in its articles, the number of directors of the corporation will be such number as will be determined from time to time by special resolution of the corporation’s shareholders or, if a special resolution of the corporation’s shareholders empowers the directors to determine the number, by resolution of the directors. Where no such special resolution has been passed by the corporation’s shareholders, the number of directors of the corporation will be the number of directors named in its articles.

Director Qualifications

The Companies Act has no requirement to appoint Cayman Islands resident directors or officers, a resident representative or any other service providers in the Cayman Islands. Corporate directors permitted.

The OBCA has no Canadian resident requirements to be a director or officer of the corporation.

Under the OBCA, the following persons are disqualified from being a director of a corporation:

1.      Anyone who is less than 18 years of age;

2.      A person who has been found under the Substitute Decisions Act, 1992 (Ontario) or under the Mental Health Act (Ontario) to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere;

3.      A person who is not an individual; and

4.      A person who has the status of bankrupt.

	Companies Act	OBCA
Election and Appointment of Directors

The Companies Act does not contain provisions in respect of the appointment and election of directors. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

Under the OBCA, shareholders shall, by ordinary resolution, elect at each annual meeting of shareholders at which an election of directors is required, directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election.

Additionally, generally, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from (a) an increase in the number of directors or (b) a failure to elect the number of directors required to be elected at any meeting of shareholders. A director appointed to fill a vacancy holds office for the unexpired term of the director’s predecessor.

Where a special resolution empowers the directors of a corporation the articles of which provide a minimum and maximum number of directors to determine the number of directors, the directors may, between meetings of shareholders, appoint an additional director provided that the total number of directors following such appointment is not greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

Under the OBCA, each director will hold office until the annual general meeting for the year in which his or her term expires and until his or her successor is elected, subject to prior death, resignation, retirement, disqualification or removal from office.

Removal of Directors

The Companies Act does not contain provisions in respect of the removal of directors. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

Under the OBCA, the shareholders may by ordinary resolution at an annual or special meeting of shareholders remove any director or directors from office.

	Companies Act	OBCA
Fiduciary Duties of Directors and Officers

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Under the OBCA, in exercising their powers and discharging their duties, directors and officers must act honestly and in good faith, with a view to the best interests of the corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (and except in limited circumstances, no provision in a contract can relieve directors from such duty or from liability for a breach thereof).

Directors and officers of an OBCA corporation must comply with the OBCA, the regulations made under the OBCA, and the corporation’s articles and by-laws.

Conflicts of Interest of Directors

The Companies Act does not contain in provisions in respect of the conflict of interest of directors. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

According to the OBCA, and applicable common law, directors of a corporation must exercise particular care with regard to the following: (i) directors must not act with self-interest or collateral or improper motives; (ii) directors must not appropriate corporate opportunities lest they be forced to disgorge profits or gains realized; and (iii) directors who vote for or consent to a resolution authorizing, among other things, a payment of a dividend or a purchase, redemption or other acquisition of shares of the corporation while the corporation is insolvent are jointly and severally liable to restore to the corporation any amounts distributed or paid and not otherwise recovered by the corporation.

The OBCA provides that a director of a corporation is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest with respect to a material contract or transaction or proposed material contract or transaction with the corporation.

	Companies Act	OBCA

A director who is required to disclose a conflict of interest is prohibited from attending any part of a meeting of directors during which the contract or transaction is discussed and must refrain from voting on any resolution to approve it, unless the contract or transaction relates primarily to their remuneration as a director of the corporation or an affiliate, is for indemnity or insurance or is one with an affiliate of the corporation. The prohibition extends to any discussion with respect to the director’s compensation as an employee, officer or agent of the corporation and to arrangements by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate.

If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting, the remaining directors will be deemed to constitute a quorum for the purposes of voting on the resolution. Where all of the directors are required to make disclosure due to conflicts of interest, the contract or transaction may be approved only by the shareholders of the corporation.

Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or dishonesty.

Under the OBCA, a corporation may indemnify certain persons, including directors and officers of the corporation, against all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation; provided that the individual acted honestly and in good faith with a view to the best interests of the corporation and provided that if the matter is a criminal or administrative action or proceeding enforced by a monetary penalty, the corporation may not indemnify the individual unless the individual has reasonable grounds for believing that the individual’s conduct was lawful.

	Companies Act	OBCA
Limitation on Director Liability	Liability of directors may be limited, except with regard to their own fraud or dishonesty.

Under the OBCA, directors, officers, and employees of corporations remain protected from personal liability unless it can be shown that their actions are tortious or exhibit an identity separate from that of the corporation so as to make the act or conduct complained of their own.

Under the common law, courts can impose liability on a director if they are found in breach of any of the aforementioned fiduciary and standard of care obligations. The common law can also hold directors personally liable for corporate actions should they have resulted from the negligence of the director or negligent misrepresentation to a third party by a director.

Generally, courts will not interfere in management decisions in the absence of fraud or illegality and directors and officers will not be held to be in breach of their duty of care if they acted prudently and on a reasonably informed basis.

Shareholder Meetings

A Cayman Islands exempted company is not required by law to hold an annual general meeting but may determine to do so pursuant to its articles of association. The location of the meeting is determined in accordance with the articles of association.

Directors of a corporation are required to call an annual meeting of shareholders not later than 15 months after the holding of the last preceding annual meeting.

The annual meeting is held for the purpose of receiving financial statements, electing directors and appointing auditors or dispensing with the requirement for an auditor.

Under the OBCA, the directors must place before each annual meeting of shareholders, financial statements for the period that began on the date the corporation came into existence and ended not more than six months before the annual meeting or, if the corporation has completed a financial year, the period that began immediately after the end of the last completed financial year and ended not more than six months before the annual meeting.

	Companies Act	OBCA

At any annual meeting of shareholders, only such business may be conducted as has been properly brought before the meeting. To be properly brought before the meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board, (ii) otherwise properly brought before the meeting by or at the direction of the board, or (iii) properly brought before an annual meeting of shareholders by a shareholder. For business to be properly brought before an annual meeting by a shareholder it must be done in compliance with the procedures set forth in the OBCA.

Notice of Shareholder Meetings

The Companies Act does not specify the manner that notice of meetings is to be served. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

Notice of the time and place of a meeting of shareholders must be sent by the corporation, in the case of an offering corporation (as such term is defined in the OBCA), not less than 21 days and, in the case of any other corporation not less than 10 days, but, in either case, not more than 50 days before the meeting. The notice must be sent to each shareholder entitled to vote at the meeting, each director and the auditor of the corporation.

Special Meetings

The Companies Act does not specify the manner that special meetings may be called. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

Under the OBCA, the directors of a corporation may at any time call a special meeting of shareholders.
Requisition of Meetings by Shareholders

The Companies Act does not specify the manner that shareholders may requisition a meeting of the shareholders. The Companies Act contains default Table A provisions regarding the convening of a shareholder meeting by the directors or shareholders i.e. to the extent the company does not in its own articles of association modify or exclude Table A.

Under the OBCA, the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon receiving such a requisition, the directors must call a meeting of shareholders unless (i) a record date has been fixed and notice thereof has been given; (ii) the directors have called a meeting and notice thereof has been given; or (iii) the business of the proposed meeting includes certain matters enumerated in the OBCA whereby the directors are not required to call a meeting.

	Companies Act	OBCA
Subject to certain exceptions, if the directors fail to call a meeting within twenty-one (21) days of receiving the requisition, any shareholder who signed the requisition may call the meeting.
Record Date; Notice Provisions

The Companies Act does not specify requirements in respect the manner for setting a record date for determining the shareholders entitle to receive notice of a meeting or the manner that notice of a shareholders meeting is to be provided. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

The OBCA provides that the directors can fix in advance a date as the record date for the purpose of determining shareholders (i) entitled to receive payment of a dividend; (ii) entitled to participate in a liquidation or distribution; or (iii) for any other purpose except the right to receive notice of or to vote at a meeting, provided that the record date cannot precede by more than fifty (50) days the particular action to be taken.

For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the OBCA provides that the directors can fix in advance a date as the record date for such determination of shareholders, but the record date cannot precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

Where no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote will be the close of business on the day on which the directors pass the resolution relating thereto.

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof must be given, not less than seven days before the date so fixed (a) by advertisement in a newspaper published or distributed in the place where the corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and (b) by written notice to each stock exchange in Canada on which the shares of the corporation are listed for trading.

	Companies Act	OBCA
Solicitation of Proxies

The Companies Act does not include provisions regulating the solicitation of proxies. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

Under the OBCA, solicitation by or on behalf of management of a corporation must be in the form of a management information circular, accompanying the notice of the meeting. A person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s information circular in the prescribed form stating the purposes of the solicitation to each shareholder whose proxy is solicited as well as to certain other recipients. Pursuant to the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, to (a) a total number of shareholders whose proxies are solicited is 15 or fewer, two or more joint holders being counted as one shareholder, or (b) who conveys the solicitation by way of public broadcast, speech or publication does not need to send a dissident’s information circular.

Shareholder Proposals

The Companies Act does not specify the manner that a shareholder’s proposal would presented for a shareholder’s meeting. The Companies Act contains default Table A provisions regarding the convening of a shareholder meeting by the directors or shareholders (i.e., to the extent the company does not in its own articles of association modify or exclude Table A).

Under the OBCA, a shareholder entitled to vote at a meeting of shareholders may, subject to the satisfaction of certain requirements, (i) submit to the corporation notice of a proposal; and (ii) discuss at the meeting any matter in respect of which the shareholder would have been entitled to submit a proposal. If so requested by a shareholder giving notice of a proposal, the corporation must, subject to certain exemptions, include in the management information circular or attach thereto a statement by the shareholder of not more than two hundred words in support of the proposal along with the name and address of the shareholder.

A proposal may include nominations for the election of directors if the proposal is signed by one or more shareholders representing in the aggregate not less than five percent of the shares or five percent of the shares of a class or series of shares of the corporation entitled to vote at the

	Companies Act	OBCA

meeting to which the proposal is to be presented, but, subject to any advance notice requirements relating to the nomination of directors in the corporation’s by-laws, this does not preclude nominations being made at a meeting of shareholders.

Where a corporation refuses to include a proposal in a management information circular, the corporation must, within 10 days after receiving notice of a proposal, send notice to the shareholder submitting the proposal of its intention to omit the proposal from the management information circular and send to the shareholder a statement of the reasons for the refusal. Upon the application of a shareholder aggrieved by a corporation’s refusal, the court may restrain the holding of the meeting to which the proposal is sought to be presented and make any further order it thinks fit.

Quorum

The Companies Act does not include provisions regarding the quorum requirement for a meeting. The Companies Act provides that the regulations of Table A will be the regulations of the company the extent the company does not in its own articles of association modify or exclude Table A.

Under the OBCA, if a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

Additionally, under the OBCA, if a quorum is not present at the time appointed for a meeting of shareholders, or within a reasonable time thereafter as the shareholders present may determine, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

Voting Rights

Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares present and voting at a meeting of shareholders. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a meeting of shareholders is required.

Generally, matters passed at a shareholder meeting must be passed by ordinary resolution, other than actions which are required by the OBCA or a corporation’s articles or by-laws to be passed by a greater number of the votes cast.

An ordinary resolution is a resolution that is submitted to a meeting of the shareholders of a corporation and passed at the meeting by at least a majority of the votes cast.

	Companies Act	OBCA

A special resolution is a resolution that is (a) submitted to a special meeting of the shareholders of a corporation duly called for the purpose of considering the resolution and passed at the meeting by at least two-thirds of the votes cast; or (b) consented to in writing by each shareholder of the corporation entitled to vote at such a meeting.

Amendments to Governing Documents

Under the Companies Act, any amendment to the memorandum and articles of association of a company generally requires the approval of shareholders by way of special resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution at a duly constituted meeting or a resolution signed by all of the shareholders entitled to vote on that resolution. The directors have no power to make, amend or repeal the memorandum and articles of association of a company.

Under the OBCA and subject to certain exceptions, a change to a corporation’s articles, such as an alteration of the restrictions, if any, on the business able to be carried on by the corporation, a change in the name of the corporation or a change in the authorized capital of the corporation, requires approval by special resolution passed by the corporation’s shareholders.

The OBCA may also require the separate approval by special resolution of the holders of a class or series of shares for certain amendments to a corporation’s articles.

The OBCA also requires the creation, amendment or repeal of by-laws by the directors of a corporation to be approved by ordinary resolution of the shareholders of the corporation at the next shareholder meeting.

Vote Required for Extraordinary Transactions	The Companies Act does not contain equivalent statutory provisions.

Under the OBCA, certain extraordinary corporate actions, such as certain amalgamations, continuances and sales, leases or other disposals of all or substantially all a corporation’s property other than in the ordinary course of business, liquidations, dissolutions, and arrangements, are required to be approved by special resolution of the shareholders of the corporation.

In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

	Companies Act	OBCA
Dissent Rights	Under the Companies Act, minority shareholders that dissent to a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Under the OBCA, a shareholder entitled to vote on certain matters who dissents to certain actions being taken by a corporation may exercise a right of dissent and is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by such shareholder, determined as of the close of business on the day before the resolution was adopted, in exchange for its shares. For example, a right of dissent is available where the corporation resolves or is subject to:

(a)     add, remove or change the restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)    add, remove or change any restrictions on the business or businesses that the corporation may carry on or the powers of that corporation;

(c)     amalgamate with another corporation (other than with certain affiliated corporations);

(d)    continue under the laws of another jurisdiction;

(e)     sell, lease or exchange all or substantially all of the corporation’s property other than in the ordinary course of business;

(f)     undertake an arrangement, if the applicable court order for the arrangement provides dissent rights;

	Companies Act	OBCA

(g)    make certain amendments to the articles of the corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent, if in certain circumstances, the articles of the corporation prohibit such dissent; or

(h)    any court order that permits dissent.

Oppression Remedy	The Companies Act does not contain equivalent statutory provisions. However, a shareholder does have the right to petition the court to wind-up a company on just and equitable grounds.

The OBCA provides an oppression remedy to a shareholder (among others) that enables a court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon application of a complainant that:

(a)     any act or omission of the corporation or any of its affiliates effects or threatens to effect a result;

(b)    the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or

(c)     the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation, the court may make an order to rectify the matters complained of.

Derivative Actions

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Under the OBCA, a complainant may apply to the court for leave to bring an action in the name and on behalf of a corporation for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. The complainant must give 14 days’ notice to the corporation’s directors unless the directors are defendants in the action itself.

	Companies Act	OBCA
Right to Inspect	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Under the OBCA, a shareholder has the right to inspect copies of, during the usual business hours of the corporation, and may take extracts of, free of charge, the following records: (i) the articles and by-laws of the corporation and all amendments thereto and a copy of any unanimous shareholder agreement known to the directors; (ii) minutes of meetings and resolutions of shareholders; (iii) a register of directors in which are set out the names and residence addresses (while directors), including the street and number, if any, and an e-mail address if one is provided, of all persons who are or have been directors of the corporation with the several dates on which each became or ceased to be a director; (iv) a securities register; and (v) a register of ownership interests in land complying with the OBCA.

Voluntary Dissolution

A company may be wound up voluntarily in a number of ways:

(i)     Automatically, if its articles of association provide that on the termination of any period or the happening of any event, the company will be wound up and dissolved;

(ii)    When the period fixed by the articles of association for the duration of the company expires, or when an event occurs which, under the articles of association, causes the company to be wound up and dissolved;

(iii)   If the shareholders of the company pass a special resolution requiring the company to be wound up voluntarily and appointing a liquidator of their choice; or

Under the OBCA, the shareholders of a corporation may, by special resolution, require the corporation to be wound up voluntarily. Prior to a voluntary dissolution, the corporation must first pay or discharge its debts. Subsequently, it must transfer its remaining assets to its shareholders or liquidate its remaining assets into cash and distribute the cash to the shareholders based on the shareholders’ entitlements.

Corporations with ongoing legal proceedings are generally not permitted to dissolve voluntarily. Special conditions apply if an insolvent or a bankrupt corporation wishes to dissolve.

	Companies Act	OBCA

(iv)   If the shareholders of the company pass an ordinary resolution requiring it to be wound up voluntarily because it is unable to pay its debts as they fall due.

The commencement of voluntary liquidation is a simple procedure that does not require sanction or action by the court.

A company that has been liquidated and dissolved cannot be revived as a legal person.

A corporation may be revived if someone seeks to bring a legal proceeding or enforce a debt against the dissolved corporation. After revival, the dissolved corporation will once again become a legal person. If a corporation is successfully revived, then its revival will be applied retroactively so that the corporation will be responsible for all acts done by (and to) the corporation during the time period after the corporation was dissolved and before it was revived.

Involuntary Dissolution

A company may be involuntary wound up by the Cayman Islands court. A petition to the Cayman Islands court for a winding up order may be made by the company itself, a creditor (including a contingent or prospective creditor) or a shareholder of the company (with some narrow exceptions).

A corporation may be involuntarily dissolved by order of the Director appointed under the OBCA or by order of a court under the OBCA in certain circumstances.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that Oxus be de-registered in the Cayman Islands pursuant to Article 47 of the Articles of Association of Oxus and be continued as a corporation in the Province of Ontario, Canada, and in connection with such continuation, the Continuance Governing Documents are hereby adopted for purposes of the period between the Continuance and the Amalgamations.”

Vote Required for Approval

The Continuance Proposal will be approved if the holders of a majority of at least two-thirds of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting vote “FOR” the Continuance Proposal. Approval of the Continuance Proposal is conditioned on the approval of each of the other proposals presented at the Meeting, except for the Adjournment Proposal, and each of the other proposals, other than the Adjournment Proposal, is conditioned on the approval and adoption of the Continuance Proposal.

Recommendation of the Board

OXUS BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CONTINUANCE PROPOSAL.

OXUS SHAREHOLDER PROPOSAL NO. 3 — THE GOVERNING DOCUMENTS PROPOSALS

The rights of Oxus Shareholders and the relative powers of Oxus Board are governed by the laws of the Cayman Islands, including the Companies Act, and the Oxus Articles. As a result of the Business Combination, each outstanding Oxus Share that is not redeemed by the holder thereof will survive and continue to be a New Borealis Common Share. Because New Borealis is an Ontario corporation, the rights of shareholders of New Borealis will be governed by applicable Ontario law, including the OBCA, the New Borealis Articles and the New Borealis By-laws.

Upon consummation of the Business Combination, if the Business Combination Proposal is approved by the requisite majority Oxus Shareholders, New Borealis will adopt the New Borealis Governing Documents as a result of the Continuance and the New Oxus Amalgamation, which will become the articles and by-laws of New Borealis. As such, Oxus Shareholders are being asked to approve the adoption of the New Borealis Governing Documents in their entirety in connection with the Business Combination.

For a summary description of the differences between the Companies Act and the OBCA, see “Oxus Shareholder Proposal No. 2 — The Continuance Proposal — Comparison of the Companies Act and the OBCA.” There are differences between the Oxus Articles and the New Borealis Articles, together with the New Borealis By-laws, as they will be in effect from and after the New Oxus Amalgamation becoming effective.

The following is a summary comparison of the material differences between the rights of Oxus Shareholders under the Oxus Articles and the rights that Oxus Shareholders will have as shareholders of New Borealis under the New Borealis Articles, together with the New Borealis By-laws, following the completion of the Business Combination.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. The following summary description of provisions of the New Borealis Governing Documents is qualified by reference to the attached full text of the New Borealis Governing Documents and the OBCA. Oxus Shareholders are urged to carefully read the full text of the Oxus Articles, the New Borealis Articles and the New Borealis By-laws that will be in effect following the New Oxus Amalgamation becoming effective. References in this section to the New Borealis Articles and the New Borealis By-laws are references thereto as they will be in effect following the New Oxus Amalgamation becoming effective. At and after the Company Amalgamation becoming effective, the New Borealis By-laws will be effective as set forth in Annex J to this proxy statement/prospectus. At and after the New Oxus Amalgamation becoming effective, the New Borealis Articles will be effective substantially in the form set forth in Annex J to this proxy statement/prospectus.

Oxus Articles		New Borealis Governing Documents
Governing Statute	The Companies Act (As Revised) of the Cayman Islands	Business Corporations Act (Ontario)
Authorized Capital Voting Rights

USD $55,500 divided into 500,000,000 Class A ordinary shares of par value of USD $0.0001 each, 50,000,000 Class B ordinary shares of par value of USD $0.0001 each and 5,000,000 preference shares of a par value of USD $0.0001 each.

An unlimited number of New Borealis Common Shares and a limited number of New Borealis Preferred Shares, issuable in series, to be limited in number to an amount equal to not more than 20% of the number of issued and outstanding New Borealis Common Shares at the time of issuance of any New Borealis Preferred Shares.

Oxus Articles	New Borealis Governing Documents

The board of directors may at any time and from time-to-time issue New Borealis Preferred Shares in one or more series. Each series will consist of such number of shares as may, before the issuance thereof, be determined by the board of directors. The New Borealis Board may fix, before issuance, the designation, rights, privileges, restrictions, and conditions for each series of New Borealis Preferred Shares.

The holders of the New Borealis Common Shares will be entitled to receive notice of and to attend any meeting of the shareholders of New Borealis, except meetings at which only holders of a different class or series of shares of New Borealis are entitled to vote, and will be entitled to vote for each New Borealis Common Share; provided, however, that, except as otherwise required by law, holders of Common Shares, as such, will not be entitled to vote on any amendment to the New Borealis Articles, including any certificates of designations relating to any series of preferred shares, that relates solely to the terms of one or more outstanding series of preferred shares, if the holders of such affected class of shares or series are entitled, either separately or together with holders of one or more other such class or series, to vote thereon pursuant to the New Borealis Articles.

Voting Rights

The voting rights attaching to each series of New Borealis Preferred Shares (if any) will be fixed by the New Borealis Board before issuance.

Under the New Borealis Articles, the holders of New Borealis Common Shares will be entitled to receive dividends at such times and in such amounts as the New Borealis Board may in their discretion from time to time declare (subject to the rights of the holders of any outstanding series of New Borealis Preferred Shares).

Oxus Articles	New Borealis Governing Documents
Dividends

Under the New Borealis Articles, the holders of New Borealis Preferred Shares (if any) will be entitled, in priority to holders of New Borealis Common Shares and any other shares of New Borealis ranking junior to the New Borealis Preferred Shares from time to time with respect to the payment of dividends, to be paid ratably with holders of each other series of New Borealis Preferred Shares, the amount of accumulated dividends (if any) specified as being payable preferentially to the holders of such series.

Dissolution, Liquidation or Winding Up

The New Borealis Articles provide that, subject to the prior rights and privileges attached to any other class or series of shares of New Borealis, upon the voluntary or involuntary liquidation, dissolution, liquidation, or winding-up of New Borealis or any other distribution of its assets among the shareholders of New Borealis for the purpose of winding up its affairs (such event referred to herein as a “Distribution”), each holder of New Borealis Common Shares will have the right to receive, in cash or other assets, for each New Borealis Common Share held, from out of (but only to the extent of) the remaining property of New Borealis legally available for distribution to the shareholders of New Borealis, its pro rata share of such remaining property based on the number of New Borealis Common Shares held, and will rank equally with all holders of New Borealis Common Shares with respect to such Distribution.

Directors; Classes

The directors are divided into three classes: Class I, Class II and Class III. The Class I directors stand appointed for a term expiring at Oxus’ first annual general meeting, the Class II directors stand appointed for a term expiring at Oxus’ second annual general meeting and the Class III directors will stand appointed for a term expiring at Oxus’ third annual general meeting. Directors appointed to succeed those directors who terms expire will be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment.

In the event of a Distribution, holders of each series of New Borealis Preferred Shares (if any) will be entitled, in priority to holders of New Borealis Common Shares and any other shares of New Borealis ranking junior to the New Borealis Preferred Shares from time to time with respect to payment on a Distribution, to be paid ratably with holders of each other series of New Borealis Preferred Shares the amount (if any) specified as being payable preferentially to the holders of such series on a Distribution.

The board of directors will consist of a minimum of three and a maximum of 10 directors.

The board of directors will not be divided into classes and each director will be elected on an annual basis.

Oxus Articles		New Borealis Governing Documents
Director Action by Written Consent

The New Borealis By-laws will provide that a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the New Borealis Board or a committee of directors is as valid as if it had been passed at a meeting of the New Borealis Board or committee of directors, as the case may be.

Notice of Shareholder Meetings	At least five clear days’ notice will be given of any general meeting.

The New Borealis Board may at any time call a special meeting of shareholders.

Under the New Borealis By-laws, notice of a meeting of shareholders will be sent to each shareholder entitled to vote at the meeting, each director and the auditor of New Borealis not less than 21 days and not more than 50 days before the meeting.

Quorum	The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy will be a quorum.

Under the New Borealis Articles, 33-⅓% of the New Borealis Common Shares entitled to vote at a meeting of shareholders of New Borealis will be a quorum.

The New Borealis By-laws will provide that the quorum for the transaction of business at any meeting of the New Borealis Board will consist of a majority of the directors holding office or such greater number or directors as the New Borealis Board may from time to time determine.

Shareholder Vote; Casting Vote	In the case of an equality of votes, at either a meeting of shareholders or a meeting of directors, the chairman will be entitled to a second or casting vote.

Any contract, act or transaction submitted by the directors for approval, ratification or confirmation at a meeting of shareholders called for the purpose of considering the same and subject to the OBCA, will be approved by a majority of the votes cast on the resolution unless the New Borealis Governing Documents, the OBCA or other applicable law requires otherwise.

In the case of an equality of votes, at either a meeting of shareholders or a meeting of directors, the chair of the meeting is not entitled to a second or casting vote.

Oxus Articles	New Borealis Governing Documents
Shareholder Proposals; Director Nominations

Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of Oxus not less than 120 calendar days before the date of Oxus’ proxy statement released to members in connection with the previous year’s annual general meeting or, if Oxus did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline will be set by the board of Directors with such deadline being a reasonable time before Oxus begins to print and send its related proxy materials.

Nominations for election to the board may be made by or at the direction of the Board in a notice of meeting or supplement, before the meeting by or at the direction of the Board, and by a shareholder of New Borealis (the “Nominating Shareholder”). The Nominating Shareholder must provide written notice of its Director Nominations (i) for an annual meeting or annual special meeting: not less than 30 days nor more than 65 days before the meeting date (if the meeting is to be held on a date that is less than 50 days after the date on which the first notice to the shareholders or first Public Announcement of the date of the meeting was issued by New Borealis (the “Meeting Notice Date”)), notice by the Nominating Shareholder must be made not less than the close of business on the tenth (10th) day following the Meeting Notice Date; and (ii) for a special meeting (not an annual and special meeting) called for the purpose of electing directors of New Borealis, not later than the close of business on the 15th day following the Meeting Notice Date. The notice of nomination must include certain prescribed information about the Nominating Shareholder and the proposed nominee.

Shareholder proposals are governed by the provisions of the OBCA. See the section entitled “Oxus Shareholder Proposal No. 2 — The Continuance Proposal — Comparison of the Companies Act and the OBCA.”

Oxus Articles		New Borealis Governing Documents
Forum Selection	None.

In accordance with the OBCA, unless New Borealis consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action or proceeding asserting breach of fiduciary duty owed by any director, officer or other employee of New Borealis to New Borealis; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the OBCA, or the New Borealis’ Governing Documents; or (iv) any action or proceeding asserting a claim otherwise related to New Borealis’ “affairs” (as such term is defined in the OBCA). The foregoing will not apply to any action brought to enforce a duty or liability created by the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended. Unless New Borealis consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended.

Other	Oxus’ Articles includes a number of provisions related to the Class B Shares, the IPO, the Sponsors, the Business Combination and other related matters.	These provisions will not be included in the New Borealis’ Governing Documents as they will no longer be relevant to New Borealis following the Closing.

The sub-proposals to be voted on by Oxus’ shareholders are as follows:

PROPOSAL 3A:
Unlimited Authorized Capital

The proposed New Borealis Governing Documents would establish the authorized capital of New Borealis to consist of an unlimited number of Common Shares and a limited number of First Preferred Shares, issuable in series, to be limited in number to an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of the issuance of any First Preferred Shares.

PROPOSAL 3B:
Declassification of Board of Directors

The proposed New Borealis Governing Documents would declassify the board of directors with the result being that each director will be elected annually for a term of one year.

PROPOSAL 3C:
Reduced Quorum Requirement

The proposed New Borealis Governing Documents would reduce the requisite quorum for a meeting of shareholders from a majority of votes to 33-⅓% of the New Borealis Common Shares entitled to vote at such meeting.

PROPOSAL 3D:
Establishment of Advance Notice Procedures

The proposed New Borealis Governing Documents would include an advance notice provision that requires a Nominating Shareholder to provide notice to New Borealis in advance of a meeting of shareholders should such Nominating Shareholder wish to nominate a person for election to the board of directors.

PROPOSAL 3E:
Other Matters

The proposed New Borealis Governing Documents would not include provisions relating to the Class B Shares, the IPO, the Sponsors, the Business Combination and other related matters.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the New Borealis Governing Documents are hereby approved and adopted as the articles and by-laws of New Borealis, subject to the consummation of the Business Combination.”

Vote Required for Approval

The Governing Documents Proposals will be approved and adopted if the holders of a majority of at least two-thirds of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting vote “FOR” each of the Governing Documents Proposals. Adoption of the Governing Documents Proposals is conditioned upon the approval and adoption of each of the other proposals to be presented at the Meeting, except for the Adjournment Proposal, and each of the other proposals, other than the Adjournment Proposal, are conditioned upon the approval and adoption of the Governing Documents Proposals.

Recommendation of the Board

OXUS BOARD UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE SUB-PROPOSALS COMPOSING THE GOVERNING DOCUMENTS PROPOSALs.

OXUS SHAREHOLDER PROPOSAL NO. 4 — THE SHARE ISSUANCE PROPOSAL

Oxus is seeking shareholder approval of the Share Issuance Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (b).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Oxus currently has 6,561,968 Oxus Shares issued and outstanding, of which 2,249,468 are Class A Shares originally sold as part of the units in Oxus’ IPO, 1,500,000 are Class A Shares converted from 1,500,000 Class B Shares on a one-to-one basis on April 5, 2023 and 2,812,500 are Class B Shares that were issued to the Sponsor as Founder Shares (of which 150,000 Founder Shares were transferred to each of Oxus’ independent directors). Pursuant to the Business Combination Agreement, in connection with the Amalgamation, existing holders of Oxus’ Class A Shares and Class B Shares will receive an aggregate of 6,561,968 New Borealis Common Shares. Pursuant to the Business Combination Agreement and in connection with the Share Exchange, New Oxus expects to issue 13,300,000 New Oxus Common Shares to Borealis Shareholders, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation. Accordingly, Oxus anticipates that the New Oxus Common Shares to be issued to the Borealis Shareholders, in the aggregate, constitute (i) more than 20% of the Class A Shares outstanding immediately prior to the Closing and (ii) a change of control. As a result, Oxus is required to obtain shareholder approval of such issuances pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on Current Shareholders

If the Share Issuance Proposal is adopted and the Business Combination is consummated, New Oxus is expected to issue an aggregate of 13,300,000 New Oxus Common Shares upon the Closing, which New Oxus Common Shares will survive and continue as New Borealis Common Shares following the New Oxus Amalgamation. The issuance of such shares would result in significant dilution to Oxus Shareholders, and would afford Oxus Shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of New Borealis after the Closing.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the issuance of New Oxus Common Shares in connection with the transactions contemplated by the Business Combination Agreement be approved for purposes of compliance with Nasdaq Listing Rules 5635(a) and (b).”

Vote Required for Approval

The Share Issuance Proposal will be approved and adopted if the holders of at least a majority of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting vote “FOR” the Share Issuance Proposal. Adoption of the Share Proposal is conditioned on the approval of each of the other proposals presented at the Meeting, except for the Adjournment Proposal, and each of the other proposals, other than the Adjournment Proposal, is conditioned on the approval and adoption of the Share Issuance Proposal.

Recommendation of the Board

OXUS BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE ISSUANCE PROPOSAL.

OXUS SHAREHOLDER PROPOSAL NO. 5 — THE INCENTIVE PLAN PROPOSAL

Overview

The New Borealis Board approved the Borealis Foods Inc. — Equity Incentive Plan (the “Incentive Plan”), effective as of the consummation of the Business Combination, subject to the approval of New Borealis’ shareholders. The purpose of the Incentive Plan is to (i) attract and retain employees, officers, consultants, and non-employee directors believed to be capable of assuring the future success of New Borealis, (ii) offer such persons incentives to put forth maximum efforts, and (iii) compensate such persons through various share-based arrangements and provide them with opportunities for share ownership, in an effort to align the interests of such persons and shareholders and advancing the interests of New Borealis. New Borealis’ is seeking shareholders’ approval of the Incentive Plan (i) in order for incentive stock options to meet the requirements of the Code, as amended, (ii) in order to comply with the applicable listing rules of the Nasdaq, and (iii) in order to qualify under Rule 16b-3 under the Exchange Act.

New Borealis believes that the Incentive Plan is essential to its success. Equity awards are intended to motivate high levels of performance and aligns the interests of New Borealis’ directors, employees, and consultants with those of New Borealis’ shareholders by giving them an equity stake in New Borealis and providing a means of recognizing their contributions to the success of New Borealis. The Boards of Directors of Oxus and Borealis and management believe that equity awards are necessary to remain competitive in New Borealis’ industry and are essential to recruiting and retaining the highly qualified employees who help New Borealis meet its goals.

If approved by New Borealis’ shareholders, the Incentive Plan will become effective upon the consummation of the Business Combination.

Summary of the Incentive Plan

Set forth below is a summary of the material terms of the Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the Incentive Plan, a copy of which is attached to this proxy statement/prospectus statement as Annex K. New Borealis urges its shareholders to read the Incentive Plan in its entirety carefully before voting on this proposal.

Administration.    The compensation committee of New Borealis (the “Compensation Committee”)will administer the Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Incentive Plan and to adopt such rules, regulations, and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility.    Any current or prospective directors, officers, employees, or consultants (“Eligible Participant”) of or to New Borealis or a subsidiary of New Borealis will be eligible for awards under the Incentive Plan. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Incentive Plan.

Number of Shares Authorized.    Pursuant to Incentive Plan, the total number of shares issuable will be determined will not exceed [•] of the total issued and outstanding Common Shares as of the effective date of the Incentive Plan, the precise number to be determined following completion of the de-SPAC merger, all of which may be subject to awards with respect to Incentive Stock Options. The number of Common Shares subject to awards granted to any one Eligible Participant will be determined by the Compensation Committee. No one Eligible Participant will be granted awards that exceed, in the aggregate, the maximum number permitted by the Nasdaq Stock Market. The aggregate number of Common Shares that is (i) issued to an officer, director, 10% stockholder and anyone who possesses material non-public information because of his or her relationship with the company or with an officer, director or principal stockholder of the company (“Insiders”) under the Incentive Plan or any other proposed or established share compensation arrangement within any one-year period will not exceed 10% of the total issued and outstanding Common Shares subject to the Incentive Plan from time to time and (ii) issuable to a non-employee director under the Incentive Plan during any fiscal year of New Borealis may not have a “fair value” as of the date of grant, as determined in accordance with ASC Topic 718 (or any other applicable accounting guidance), that exceeds $300,000 in the aggregate.

In the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution to stockholders of New Borealis in the nature of a liquidating distribution or a distribution pursuant to a plan of dissolution, the compensation committee will make proportionate adjustments that the compensation committee deems necessary and appropriate to: (i) the number and kind of securities that may be received in respect of any award under the Incentive Plan; (ii) the number and kind of securities subject to outstanding awards; and (iii) the exercise price of outstanding awards.

Performance Criteria.    The performance criteria is not applied to any award to a non-employee director and consists of the following criteria: (i) earnings per share; (ii) revenues or margins; (iii) cash flow (including operating cash flow, free cash flow, discounted return on investment, and cash flow in excess of cost of capital); (iv) operating margin; (v) return on net assets, investment, capital, or equity; (vi) economic value added; (vii) direct contribution; (viii) net income; pretax earnings; earnings before all or some of the following items: interest, taxes, depreciation, amortization, stock-based compensation, ASC 718 expense, or any extraordinary or special items; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans; (ix) working capital; (x) management of fixed costs or variable costs; (xi) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (xii) total stockholder return; (xiii) debt reduction; (xiv) market share; (xv) entry into new markets, either geographically or by business unit; (xvi) customer retention and satisfaction; (xvii) strategic plan development and implementation, including turnaround plans; and/or (xviii) the Fair Market Value of a Share.

Awards Available for Grant.    The Compensation Committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, deferred share units, or share units. All options granted under the Incentive Plan will be nonqualified stock options unless the applicable award agreement expressly states that the option is intended to be an incentive stock option.

Stock Options.    The Compensation Committee may grant options qualifying as incentive stock options (“ISO”) within the meaning of Section 422 of the Code and/or nonqualified stock options (“NQSO”) in accordance with the terms and conditions set forth in the Incentive Plan.

The Compensation Committee will, from time to time, in its sole discretion: (i) designate the Eligible Participants who may receive options under the Incentive Plan; (ii) determine the number of options to be granted to each Eligible Participant, the number of Common Shares under each such option, and the date or dates on which such options will be granted; (iii) designate whether the option is an ISO or NQSO; (iv) determine the price per Common Share to be payable upon the exercise of each such option; (v) determine the relevant vesting provisions; and (vi) determine the expiry date, subject to the terms and conditions prescribed in the Incentive Plan, in any award agreement and any applicable rules of the Nasdaq Stock Market. All options granted will vest in accordance with the terms of the award agreements entered into in respect of such options. Under the terms of the Incentive Plan, the exercise price of the options will be fixed by the Compensation Committee when such option is granted but will not be less than the Market Value (as defined in the Incentive Plan) of such Common Shares at the time of the grant. The Incentive Plan defines Market Value as the most recent preceding closing price of a Common Share on the Nasdaq provided that, if the Common Shares are not then listed and posted for trading on any Nasdaq Stock Market, then Market Value will mean the fair market value of a Common Share as determined by the Compensation Committee using any other appropriate method selected by the Compensation Committee, acting reasonably and in good faith based on the reasonable application of a reasonable valuation method not inconsistent with Section 409A of the Code and the Tax Act. In the case of an ISO granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of New Borealis, the exercise price per Common Share will be no less than 110% of the Market Value on the grant date.

Generally, payment of the exercise price may be made (i) in cash, (ii) check, (iii) if permitted by the Compensation Committee, in shares or other securities then owned by the Eligible Participant, subject to the option via net-share settlement whereby the cost to exercise the option is satisfied by share withholding, (iv) through a “cashless exercise” by delivery of a properly executed exercise notice to New Borealis together with a copy of irrevocable instructions to a broker to deliver promptly to New Borealis the amount of sale proceeds to pay the exercise price, and/or (v) by such other method as the Compensation Committee may approve.

Method of Exercise and Payment of Purchase Price.    The options may be exercisable by an Eligible Participant by delivering an exercise notice substantially in the form that is attached to the Award Agreement in the form and manner determined by the Compensation Committee together with a bank draft, certified cheque, or other form of payment acceptable to New Borealis. An Eligible Participant may choose to undertake a cashless exercise with the assistance of a broker. An Eligible Participant may authorize the broker to sell Common Shares on the open market by means of a short sale and forward the proceeds of such short sale to New Borealis to stratify the exercise price and any applicable withholding tax. An Eligible Participant may surrender an option with a properly endorsed notice of the surrender to New Borealis’ secretary by electing to receive the number of Common Shares calculated using the following formula:

X = (Y*(A-B))/A

Where:

X =   the number of Common Shares to be issued to the Eligible Participant upon exercising such options; provided that if the foregoing calculation results in a negative number, then no Common Shares shall be issued

Y =   the number of Common Shares underlying the options to be surrendered

A =   the Market Value of the Common Shares as at the date of the surrender

B =   the Exercise Price of such options

No share certificates will be issued and no person will be registered in the share register of New Borealis as the holder of the Common Shares until actual receipt of the Common Shares of an exercise notice. New Borealis will cause the transfer agent and registrar of the Common Shares to be delivered to the Eligible Participant such number of Common Shares as the Eligible Participant shall have then paid for and as are specified in such exercise notice or to which the Eligible Participant is then entitled in connection with the surrender.

Stock Appreciation Rights.    The Compensation Committee is authorized to award stock appreciation rights (each, an “SAR”) under the Incentive Plan. An SAR is granted to an Eligible Participant representing the right to receive, subject to restrictions and conditions as the compensation committee may determine at the time of grant, a cash payment or Common Shares in lieu of chase having an aggregate value equal to the product of: (i) the excess of (a) the Market Value on the exercise date of one Common Share divided by (b) the base price per Common Share specified in the applicable award agreement, multiplied by (ii) the number of Common Shares specified by the SAR, or the portion thereof, that is exercised. The base price per Common Share specified in the award agreement will not be less than the Market Value on the date of grant. Each SAR must be confirmed by an award agreement which sets forth the terms, conditions, and limitations for each SAR. If an SAR is exercised, the Eligible Participant is to receive a portion of such payment in Common Shares, the number of Common Shares will be determined by dividing such portion by the Market Value on the exercise date. No fractional Common Shares will be issued upon the exercise of an SAR granted under the Incentive Plan.

Share Unit Awards.    The Compensation Committee is authorized to grant Share Units Awards, in the form of a performance share unit (“PSU”) or a restricted share unit (“RSU”), which will be subject to the terms, conditions, and limitations established by the applicable award agreement. Such award agreement may include the applicable performance period and performance criteria for PSUs, vesting and terms of either the PSU or RSU and the provisions applicable if employment or service terminates, and will contain such terms that may be considered necessary in order that either the PSUs or RSUs will comply with any provisions respecting either the PSUs or RSUs in the income tax or other laws in force in any country or jurisdiction of which the Eligible Participant may from time to time be a resident or citizen or in which the Eligible Participant may perform services for New Borealis or a subsidiary or the rules of any regulatory body having jurisdiction over New Borealis. Subject to the vesting and other conditions and provisions set forth in the Incentive Plan and in the applicable award agreement, the compensation committee will determine whether each Common Share Unit awarded to an Eligible Participant will entitle the Eligible Participant to (i) to receive one Common Share issued from treasury; (ii) to receive the cash equivalent of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the cash equivalent of one Common Share or a combination of cash and Common Shares.

Deferred Share Units.    The Compensation Committee is authorized grant a Deferred Share Unit (“DSU”) under the Incentive Plan. A DSU represents the Eligible Participant’s right to receive a Common Share or the cash equivalent, subject to restrictions and conditions as the compensation committee may determine at the time of grant and the rules of the Nasdaq. Each DSU must be confirmed by an award agreement that sets forth the terms, conditions and limitations for each DSU and may include the vesting and terms of the DSUs and the provisions applicable if employment or service terminates. Subject to vesting and other conditions and provisions set forth in the Incentive Plan and in the applicable award agreement, the compensation committee will determine whether each DSU awarded to an Eligible Participant will entitle the Eligible Participant: (i) to receive one Common Share issued from treasury; (ii) to receive the cash equivalent of one Common Share; or (iii) to elect to receive either one Common Share from treasury, the cash equivalent of one Common Share or a combination of cash and Common Shares.

Performance Criteria.    An award granted under the Incentive Plan may be subject to one or more of the following performance criteria: (i) earnings per share; (ii) revenues or margins; (iii) cash flow (including operating cash flow, free cash flow, discounted return on investment, and cash flow in excess of cost of capital); (iv) operating margin; (v) return on net assets, investment, capital, or equity; (vi) economic value added; (vii) direct contribution; (viii) net income; pretax earnings; earnings before all or some of the following items: interest, taxes, depreciation, amortization, stock-based compensation, ASC 718 expense, or any extraordinary or special items; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans; (ix) working capital; (x) management of fixed costs or variable costs; (xi) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (xii) total stockholder return; (xiii) debt reduction; (xiv) market share; (xv) entry into new markets, either geographically or by business unit; (xvi) customer retention and satisfaction; (xvii) strategic plan development and implementation, including turnaround plans; and/or (xviii) the Fair Market Value of a Share.

Non-Transferability.    Each award may be exercised only by (i) the Eligible Participant granted the award; (ii) upon the death of the Eligible Participant’s death, by the legal representative of the Eligible Participant’s estate; or (iii) upon the Eligible Participant’s incapacity. No award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by an Eligible Participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Incentive Plan).

Amendment or Discontinuance.    The Incentive Plan will have a term of 10 years. The Compensation Committee may amend, suspend, revise, or terminate the Incentive Plan at any time in its sole discretion. No amendment, suspension, revision, or termination will materially and adversely affect the rights of any Eligible Participant of any award without the consent of the Eligible Participant.

Change of Control.    In the event of a Change of Control (as defined in the Incentive Plan and below), all awards then outstanding may, in the Compensation Committee determination, be assumed, substituted by, or replaced with awards of the surviving corporation or potential successor on the same terms and conditions as the original awards and consistent with applicable requirements of the Code. The Incentive Plan defines a Change of Control as (i) any person, or any persons acting jointly or in concert (as such term is defined in National Instrument 62-104 — Take-Over Bids and Issuer Bids), is or becomes the beneficial owner, directly or indirectly of, securities of New Borealis representing more than 50% of the combined voting power of New Borealis’ then outstanding securities entitled to vote in the election of the directors of New Borealis; (ii) New Borealis will have disposed of: (a) all or substantially all of its assets, such that shareholder approval was required to be obtained or should have been required under the Business Corporations Act (Ontario); or (b) assets in any 12 month period representing more than 50% of the total assets of New Borealis, the total assets being determined as of the date of the audited financial statements of New Borealis then most recently published; or (iii) pursuant to a single election or appointment or a series of elections or appointments over any period from and after the effective date: (a) those individuals who at the effective date constituted the Board, together with; (b) any new or additional director or directors whose nomination for election by New Borealis’ shareholders, or whose appointment to the Board by the Board, has been approved by at least 75% of the votes cast by all of the directors then still in office, who either were directors at the effective date or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board. No fractional Common Shares or other security will be issued upon the exercise of any award. If an Eligible Participant would become entitled to a fractional Common Share due to a Change of Control, that Eligible Participant will have the right to acquire only the next lowest whole number of Common Shares or other security and no payment or other adjustment. The vesting term of awards will be subject to the Eligible Participant’s award agreement in the event of a potential Change of Control. The Compensation Committee will have the power, in its sole discretion, and on such terms as it may determine: (i) to modify the terms of the Incentive Plan and/or the awards to assist the Eligible Participants in tendering to a take-over bid or other transaction leading to a Change of Control; (ii) to accelerate the vesting of awards to the extent that such Award is not being assumed or substituted in the potential Change of Control, and (iii) to permit Eligible Participants to conditionally exercise or surrender their awards, such conditional exercise or surrender to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid or the effectiveness of such other transaction leading to a Change of Control. The Compensation Committee may treat awards differently in connection with the Change of Control and need not treat all awards or Eligible Participants in a uniform manner.

Other Forfeitures.    All unvested awards held by an Eligible Participant will be forfeited and will be of no further value whatsoever if the Eligible Participant fails to comply with the terms of any confidentiality, non-competition, non-disclosure, non-disparagement, or non-solicitation restriction relating to New Borealis or its affiliates, as the case may be, contained in any agreement entered into between such Eligible Participant and New Borealis or any affiliate (including, without limitation, any award agreement), whether or not such restriction is deemed enforceable or unenforceable.

Summary of U.S. Federal Income Tax Consequences of Awards

Set forth below is a general description of the U.S. federal income tax consequences relating to awards granted under the Incentive Plan. Eligible Participants are urged to consult with their personal tax advisors concerning the application of the principles discussed below to their own situations and the application of state and local tax laws.

Nonqualified Stock Options.    There are no federal income tax consequences to Eligible Participants or to New Borealis upon the grant of a nonqualified stock options (“NQSO”). Upon the exercise of a NQSO, Eligible Participants will recognize ordinary income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price of the NQSO and New Borealis generally will be entitled to a corresponding federal income tax deduction at that time. Upon the sale of shares acquired by exercise of a NQSO, an Eligible Participant will have a capital gain or loss (long-term or short-term depending upon the length of time the shares were held) in an amount equal to the difference between the amount realized upon the sale and the Eligible Participant’s adjusted tax basis in the shares (the exercise price plus the amount of ordinary income recognized by the Eligible Participant at the time of exercise of the NQSO).

Incentive Stock Options.    Eligible Participants will not be subject to federal income taxation upon the grant or exercise of an incentive stock option (“ISO”) and New Borealis will not be entitled to a federal income tax deduction by reason of such grant or exercise. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option exercise price is an item of tax preference subject to the alternative minimum tax. A sale of shares acquired by exercise of an ISO that does not occur within one year after the exercise or within two years after the grant of the ISO generally will result in the recognition of long-term capital gain or loss equal to the difference between the amount realized on the sale and the option exercise price and New Borealis will not be entitled to any tax deduction in connection therewith.

If such sale occurs within one year from the date of exercise of the ISO or within two years from the date of grant, also known as a disqualifying disposition, the Eligible Participant generally will recognize ordinary income equal to the lesser of the excess of the fair market value of the shares on the date of exercise over the exercise price, or the excess of the amount realized on the sale of the shares over the exercise price. New Borealis generally will be entitled to a tax deduction on a disqualifying disposition corresponding to the ordinary compensation income recognized by the Eligible Participant.

SARs.    The Eligible Participant will not recognize any income upon the grant of a SAR. Upon the exercise of a SAR, the Eligible Participant will recognize ordinary compensation income equal to the value of the shares of our common stock and/or cash received upon such exercise, and New Borealis will be entitled to a corresponding deduction. Shares received in connection with the exercise of a SAR will have a tax basis equal to their fair market value on the date of transfer, and the holding period of the shares will commence on that date for purposes of determining whether a subsequent disposition of the shares will result in long-term or short-term capital gain or loss.

Share Units (RSUs and PSUs).    An Eligible Participant will not recognize taxable income upon the grant of an RSU or PSU, and New Borealis will not be entitled to a deduction, until the shares and/or cash with respect to the award are transferred to the participant, generally at the end of the vesting period. At the time of transfer, the Eligible Participant will recognize ordinary income equal to the value of the shares of common stock and/or cash. New Borealis will be entitled to a deduction equal to the income recognized by the Eligible Participant. The subsequent disposition of shares acquired pursuant to an RSU or PSU Award will result in capital gain or loss (based upon the difference between the price received upon disposition and the Eligible Participant’s basis in those shares — i.e., generally, the market value of the shares at the time of their distribution).

Section 162(m).    Section 162(m) of the Code generally disallows a public company’s tax deduction for renumeration paid to covered employees in excess of $1 million in any tax year. Renumeration, for this purpose, includes taxable income attributable to awards granted under this Incentive Plan and, therefore, some awards may not be fully deductible by New Borealis under Section 162(m) of the Code.

Miscellaneous Tax Issues.    Compensation to an Eligible Participant who is an employee which results from awards under the Incentive Plan will constitute wages for purposes of the U.S. Federal Insurance Contributions Act and the U.S. Federal Unemployment Tax Act and thus will result in additional tax liability to New Borealis, generally with respect to each award at the time that such award is no longer subject to a substantial risk of forfeiture or becomes transferable.

Compliance with Section 409A of the Code.    Section 409A of the Code imposes requirements applicable to “nonqualified deferred compensation plans,” including rules relating to the timing of deferral elections and elections with regard to the form and timing of benefit distributions, prohibitions against the acceleration of the timing of distributions, and the times when distributions may be made, as well as rules that generally prohibit the funding of nonqualified deferred compensation plans in offshore trusts or upon the occurrence of a change in the employer’s financial health. If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these requirements, then all compensation deferred under the plan is or becomes immediately taxable to the extent that it is not subject to a substantial risk of forfeiture and was not previously taxable. The tax imposed as a result of these rules would be increased by interest at a rate equal to the rate imposed upon tax underpayments plus one percentage point, and an additional tax equal to 20% of the compensation required to be included in income. Some of the awards to be granted under the Incentive Plan may constitute deferred compensation subject to the Section 409A requirements, including, without limitation, deferred stock. It is intended that any award agreement that will govern awards subject to Section 409A will comply with these rules.

New Plan Benefits

Awards under the Incentive Plan are subject to the discretion of the New Borealis Board and thus the grants may be made to Eligible Participants under the Incentive Plan are not currently determinable.

Interests of Borealis’ Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of the New Borealis Board in favor of approval of the Incentive Plan, you should keep in mind that certain of New Borealis’ directors and officers have interests in the Incentive Plan that are different from, or in addition to, your interests as a shareholder or warrant holder, including, among other things, the potential future issuance of awards to Reza Soltanzadeh and Barthelemy Helg as directors of New Borealis. See the section titled “The Business Combination — Interests of Borealis’ Directors and Officers in The Business Combination” for a further discussion.

Equity Compensation Plan Information

Borealis does not have an Equity Compensation Plan. Registration with the SEC

If the Incentive Plan is approved by New Borealis’ shareholders and becomes effective, it is expected that New Borealis will file a registration statement on Form S-8 registering the Common Shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after New Borealis becomes eligible to use such form.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, subject to the consummation of the Business Combination Agreement, the Borealis Foods Inc. Equity Incentive Plan be approved and adopted.”

Vote Required for Approval

The Incentive Plan Proposal will be approved and adopted if the holders of at least a majority of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting vote “FOR” the Incentive Plan Proposal. Adoption of the Incentive Plan Proposal is conditioned on the approval of each of the other proposals presented at the Meeting, except for the Adjournment Proposal, and each of the other proposals, other than the Adjournment Proposal, is conditioned on the approval and adoption of the Incentive Plan Proposal.

Recommendation of the Board

Oxus Board UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL

OXUS SHAREHOLDER PROPOSAL NO. 6 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal

The Adjournment Proposal, if adopted, will allow Oxus Board to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Oxus’ shareholders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve one or more of the proposals presented at the Meeting. In no event will Oxus Board adjourn the Meeting or consummate the Business Combination beyond the date by which it may properly do so under Oxus’ Articles and Cayman law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Oxus’ shareholders, Oxus Board may not be able to adjourn the Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the Business Combination Proposal or the other proposals.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that, in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve one or more of the proposals presented at the Meeting, the adjournment of such meeting in accordance with the Articles and Cayman law is hereby approved.”

Vote Required for Approval

The Adjournment Proposal will be approved and adopted if the holders of at least a majority of the Oxus Shares present in person, virtually or represented by proxy and entitled to vote at the Meeting vote “FOR” the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Recommendation of the Board

OXUS BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT BOREALIS

Overview

Borealis is a food technology company that has developed high-quality, affordable, sustainable, and nutritious ready-to-eat meals. Borealis is a mission-driven company committed to utilizing its products to help solve to national and global food security and nutrition challenges. Borealis’ commitment to nutrition, affordability and sustainability reflects its goal of positively impacting both human life and the planet.

Food and nutritional insecurity impact an estimated 821 million people across the globe, according to the World Health Organization. Food production accounts for approximately 30% of the world’s energy consumption and 22% of global greenhouse gas emissions. Feeding the world’s population a healthy diet within the earth’s boundaries requires an urgent transition to a sustainable model. While the scale of the challenge is undeniably significant, Borealis believes its innovative technology not only offers a pathway to a more sustainable future, but a potential tool in the fight against world hunger.

Through the development and launch of its ready-made ramen, featuring 20 grams of complete plant-based protein per serving, Borealis is developing advanced solutions to address global food challenges. Borealis’ innovative model and products have allowed it to appeal to a broad range of consumers, positioning Borealis to compete directly in the global ramen market, which was estimated at $54.6 billion global ramen market in 2022. Borealis’ strategy includes partnering with Non-Governmental Organizations (“NGOs”), government programs, and food service providers to offer these and other products to institutional clients such as schools and other organizations that help feed those with insufficient access to nutritious meals.

Borealis’ initial product line is ramen noodles. Palmetto Gourmet Foods or (“PGF”), its U.S. subsidiary, uses Borealis innovative technology to make Chef Woo ramen, the first high-protein plant-based ramen meal on the market. Made with organic ingredients, Chef Woo ramen is Kosher and Halal certified, vegan and vegetarian certified, egg and dairy-free, with no added MSG and is TBHQ free. In addition to Chef Woo, PGF also produces a range of other plant-based ramen products, including Ramen Express — its lower-cost premium ramen. All its cup products are packaged in paper with 100% recyclable materials. Its products are currently available in approximately 20,000 points of distribution primarily in the U.S. and Canada, with future expansion planned into several countries in Europe. PFG’s products can be found across several channels of mass merchandisers (Walmart), club stores (Costco), limited assortments retailers (Aldi and Save-a-lot), traditional supermarkets (Albertson, Winn-Dixie, and Save Mart), regional retailer channels, and e-commerce distributors (Amazon and Walmart.com).

Research, development, and innovation are core elements of Borealis’ business strategy, which Borealis sees as a critical competitive advantage. Through its continuous R&D and partnerships with other advanced food-tech companies, Borealis’ team focuses on making continuous improvements to its existing technology and product formulations, in addition to developing new products across its platform.

Borealis has increased its gross revenues from $14.26 million in 2021 to $27.48 million in 2022, representing 91.4% year-over-year growth. In the three months ended March 31, 2023, its gross revenues were $8.70 million, a 70% increase from $5.11 million for the three months ended March 31, 2022. Borealis intends to continue to invest in innovation, supply chain capabilities, manufacturing, and marketing initiatives, as Borealis believes the demand for its products will continue to accelerate across retail and e-commerce channels. In addition, Borealis plans to develop additional channels for its products through NGOs, government programs, and food services.

The Borealis Foods Strategic Difference

Unique Approach to the Product

Borealis developed and launched the first plant-based instant ramen meals providing 20 grams of complete protein per serving. Borealis believes its unique approach to making ready-made ramen makes it a disruptor in one of the most widely consumed food categories.

Borealis’ Chef Woo ramen serves as a complete source of protein because it includes all nine essential amino acids and provides over one-third of a person’s daily recommended protein in one serving. Complete proteins are essential to a healthy diet. They contribute to muscle growth, repair, and maintenance and also play a significant role in bolstering the immune system, aiding in the production of antibodies and enzymes that defend against infections and promote faster healing. Complete proteins are also involved in hormone production, helping to regulate various bodily functions, including metabolism and mood. Borealis’ commitment to providing higher protein content in its ramen sets it apart from the other instant noodle cups on the market. Additionally, Borealis uses a protein source that is free of anti-digestive factors that hinder protein digestibility, further enhancing the bioavailability of the protein.

Plant-based protein is a highly convenient and cost-effective source of protein which is hard to match from a cost perspective when compared to other sources of protein. Legacy vegetarian brands have typically aimed to compensate for poor taste appeal by positioning their products as a noble sacrifice — something consumers should do for the benefit of their health, the environment, and/or animal welfare. Borealis’ breakthrough product innovations have enabled a paradigm shift in both marketing and target audience — tapping into the enthusiastic pull from mainstream consumers for delicious and satisfying, yet better-for-you plant-based meals. Borealis’ patent-pending technology can be deployed in other applications to make additional high-protein ready-made meals and snacks.

Unique Approach to the Market

The ramen market has seen limited product innovation and differentiation resulting from product positioning which generates low retail profit margins. Borealis is changing that paradigm with its innovative food technology providing consumers with a healthy, affordable, shelf-stable, convenient meal. Borealis is re-inventing instant ramen noodles while maintaining flavor consistency, palatability, and affordability. Borealis’ unique know-how allows it to customize products for different subsets based on the desired dietary-specific requirements (i.e., high-fiber, gluten-free, high-protein, low sodium, keto-friendly, and micronutrients). Borealis is focused on a multi-prong approach that consists of expanding its distribution through the following channels:

•        Traditional Retail:    Remain focused on existing customers while expanding into new markets in the US, Canada, and Europe, and long-term expansion into Mexico, South America, and the Middle East.

•        Non-Governmental Organizations:    Supply NGOs with sustainable and affordable high-protein meals with micronutrients to help fight world hunger and malnutrition. Borealis’ products are shelf-stable and low-cost compared to other foods with the equivalent amount of protein. With inflation increasing the cost for NGOs to operate and purchase food, Borealis believes its ready-made meals could be a tool used to fight malnutrition, including vitamin and mineral deficiencies. NGOs assist over 100 million people in over 120 countries and territories across the world, creating a unique opportunity for Borealis to supply large quantities of products and contribute to ending world hunger.

•        Government Programs:    Supply schools with healthy, affordable, and sustainable lunch options. One in eight children in America live in households without consistent access to adequate food. Subsidized or free lunches provided by schools feed approximately 30 million students each day. Schools face procurement and cost challenges as well as specific nutritional requirements for the food they provide. Borealis’ innovative technology and products are well positioned to solve these challenges. Its products are customizable to meet the school’s specific nutritional requirements and can be mass-produced at an affordable cost. In addition, the products are shelf-stable with a long shelf life, helping to prevent food waste.

•        Military:    Supply militaries with an extra high-protein version of its products. With its stable shelf life and convenient preparation requirements, it would be ideal for use as a field ration.

•        Food Services:    Expand Borealis products into the food services space as a healthy ready-made food option for convenient grab-and-go meals.

•        Hospitals & Nursing Homes:    Supply hospitals and care facilities with a variety of dietary-specific healthy products (i.e., high-fiber, high-protein, low sodium with micronutrients). Borealis’ technology allows its products to be customized to meet the specific nutritional needs of patients and facility operators.

History

Borealis was founded in 2019 with a vision of building sustainable, affordable, and nutritious food products. This vision was developed in response to growing global challenges in the areas of health, climate change, natural resource use, and helping find an affordable option to fight world hunger.

Borealis’ Co-Founder and CEO, Reza Soltanzadeh, a medical doctor by training, entered the business world after devoting his time to helping malnourished men, women, and children in remote villages of India to the science of affordable and nutritious food. Mr. Soltanzadeh has over 28 years of experience in the field of food sciences and food mass production. Mr. Soltanzadeh was the CEO of IIIC Investment Group for 13 years, an emerging market multi-billion dollar food-focused buyout firm, leading category consolidations to bring scale and efficiency resulting in low-cost production in highly fragmented food categories. Mr. Soltanzadeh was intrigued by the ramen craze taking place around the globe, observing the universal appeal of the noodle dish he saw an opportunity to marry his passion for the environment and the fight against world hunger by creating an affordable plant-based high-protein ramen.

Borealis’ other Co-Founder and Chairman, Barthelemy Helg, an attorney by training, has focused his career on the food and biotech industries. Mr. Helg was Vice-President at Nestle S.A. overseeing Mergers and Acquisitions — contributing notably to the advancement of Nestle’s pet food division. Mr. Helg founded several companies in the food industry and through his network and relationships he has been instrumental in developing partnerships with food-tech companies and investors for Borealis.

Fascinated with the food-tech revolution, Borealis’ Co-Founders focused on opportunities for a more sustainable and affordable way to provide high-protein meals to consumers. Rather than trying to invent a new product category, they focused on improving and transforming an existing, highly popular product ultimately identifying a high-protein and plant-based ramen as the ideal opportunity and solution. Borealis’ ramen takes the delicious food loved by many and upgrades it with added nutrients, enriching the comforting bowl of instant ramen. This reimagined ramen captures the same satisfying ramen feeling with a makeover of better ingredients and crafted flavors for a more nutritious and equally delicious product. Chef Woo Ramen was named after Song Sao Wu, the legendary female chef from ancient China, whose soup became so famous that it lifted her community out of hard times. Like its namesake, Chef Woo Ramen is attempting to lift the global community by contributing to a more sustainable planet while combating world hunger.

Borealis has built a core team with experts across the food industry. Through its acquisition of PGF, it acquired a manufacturing and distribution facility capable of producing 600 million meals per year. Borealis aims to develop food that will create lasting benefits for society and the environment.

Industry

Market Opportunity

Borealis operates in the large global food industry. Instant noodle products are Borealis’ first (currently only) vertical. Instant ramen noodles are one of the most widely consumed packaged foods enjoyed by over 5 billion people in an estimated $54.6 billion global market in 2022. The ramen noodle market is estimated to grow at a CAGR of 5.80% during 2023-2028 to reach approximately $70 billion by 2028. Borealis’ core target market is North America, which ranks sixth in the world for consumption of instant noodles. In 2022, according to the World Instant Noodles Association, the global demand for instant noodles was over 100 billion servings.

Various industry studies indicate that consumers want healthier and more convenient food options. Borealis believes its innovative food offerings converge with consumer trends and demands for great-tasting, wholesome, plant-based foods made from sustainably sourced ingredients, including preferences for vegetarian, vegan, and organic lifestyles. The United States is experiencing a trend where consumers are willing to pay a premium for U.S. made foods; Borealis believes there is a growing concern over quality, ingredient origins, contaminants, and questionable labor policies. 63% of U.S. consumers stated that they would be willing to pay such a premium instead of paying for imported goods. In addition, 68% of global consumers are more likely to purchase food products that are locally grown and produced. Further research shows that North American plant-based protein consumers will drive the premium product category — growing at a faster pace over the next five years.

Borealis believes it can capture an increased share of the broader U.S. instant meals and plant-based protein category, supported by a number of key drivers, including the amount of protein included in its products, continued mainstream acceptance of its products with the instant meal consumer, heightened consumer awareness of the role that food and nutrition play in long-term health and wellness, and growing concerns related to the negative environmental effects of meat-based proteins.

Borealis believes there is significant demand for its products across the globe in retail and e-commerce channels, as well as the potential to source NGOs and government programs with nutritious, sustainable, and affordable high-protein food. In markets excluding Canada and the U.S., the number of instant noodles consumed has continued to grow worldwide. Borealis’ initial international target markets include expansion into Europe with further future expansion in Mexico, South America, and the Middle East, where it has received strong inbound interest for its instant noodle products. Millennials and young adults make up the largest consumer group, together consisting of approximately 4.9 billion people worldwide as of the end of 2019, according to market research. These generations possess a strong understanding of health and environmental issues, and they demonstrate their focus on these issues through their on-shelf purchase decisions. In addition, market studies have found that consumers are four to six times more likely to purchase and champion purpose-driven companies.

The lasting impacts of the pandemic, geopolitical issues, and high inflation have had a negative impact on the economy. As a result, the cost of animal-based protein has increased making Borealis’ planet-based high-protein meals an accessible and healthy alternative for consumers.

Environmental Impact

Consumer interest in plant-based foods, particularly among millennial and younger generations, has been driven in part by growing awareness of the health and environmental impact that animal-based proteins have on the environment. Borealis believes that, now that consumers have access to unprecedented levels of information provided via the Internet and social media channels, global awareness of these issues will continue to grow and have a positive impact on consumer demand for Borealis’ products.

The global livestock industry is estimated to be responsible for a significant portion of global greenhouse gas emissions, such as methane and nitrous oxide. Estimates range from 18 to 51%. The landmark Intergovernmental Panel on Climate Change (“IPCC”) Report highlighted that climate change is expected to cause “severe, widespread, and irreversible impacts” on the natural environment unless carbon emissions are cut sharply and rapidly. The report highlighted behavioral changes, which include dietary changes such as eating less meat, can play a significant role in cutting emissions.

Rising global meat consumption and livestock production have been shown to have major negative impacts on the environment due to the burden placed on land and water resources. According to the Food and Agriculture Organization (“FAO”), livestock occupies 30% of the planet’s land surface and accounts for 78% of all agricultural land use. The World Resources Institute (“WRI”) Water Report also indicates that 29% of the water in agriculture is directly or indirectly used for animal production. Meat consumption is also burdensome on the environment in terms of production inputs. According to the WRI Water Report, beef is highly inefficient to produce because only 1% of the feed consumed by cattle is converted to calories that people consumed from eating beef while pork converts approximately 10% and poultry converts approximately 11% of feed to human-edible calories.

In 2021, Borealis engaged the University of Michigan to conduct a peer-reviewed, third party-led Life Cycle Assessment comparing the environmental impact of animal-based protein sources against its plant-based protein sources as well as its competitors in the plant-based space (the “Assessment”). In particular, this study focused on greenhouse gas emissions, fossil energy use, land use, and water use against suppliers of meals with an equivalent amount of protein derived from meat. Part of the Assessment was to provide an estimate of the environmental performance of replacing meat consumption with the consumption of plant-based instant ramen noodles. The Assessment shows that when comparing an equivalent provision of protein, the greenhouse gas emissions are significantly less than beef or pork and somewhat less than the meat replacement product Beyond Burger. The fossil energy use is significantly less than beef and somewhat less than pork and a Beyond Burger. The land use is significantly less than beef. Water use is significantly less than beef and pork and somewhat less than chicken. The conclusion from the report is that Chef Woo ramen’s 20 grams of plant-based protein led to significantly fewer impacts across all categories when measured against beef, significantly less greenhouse gas emissions and water use when measured against pork, and somewhat less greenhouse gas emissions and water use when comparing against chicken and Beyond Burger.

Competitive Strengths

Borealis is on a mission to make good healthy food that is accessible and affordable to all. At the core of Borealis’ business model is sustainability, which means ensuring what is good for people is also good for the planet. Borealis’ first product line, ramen, takes the delicious food loved by many and upgrades it with added nutrients, enriching the comforting bowl of instant ramen. This reimagined ramen can be customized to meet the specific nutritional requirements of many different consumer subsects. It can be mass-produced at an affordable cost, creating a unique opportunity for Borealis to expand its distribution to other avenues beyond traditional retail.

Focus on Innovation

Borealis intends to increase its investment in product development capabilities to continue to innovate within its core product categories. In addition to the development of plant-based proteins, Borealis is looking to expand its product line into high-fiber, gluten-free, low-carb, and keto-friendly products. It also intends to increase its investment in product development to address emerging market demands and food trends for healthy plant-based high-protein snacks. Borealis’ continued investment in its technology will allow for increased investment into various food markets. Borealis is committed to providing healthy, plant-based high-protein meals not only to the everyday consumer but to those who would otherwise not be able to purchase quality, nutritious foods through its’ low-cost efforts and collaboration with NGOs and governmental organizations.

Mission Aligned with Consumer Trends

Borealis believes that its products align with current major food trends, with its plant-based ramen meeting the demands of consumers who seek to follow a natural and “cleaner-label” diet. Moreover, its products are kosher, halal, vegan, and vegetarian certified, which management believes will broaden its appeal to those consumers as well as those who wish to follow a vegetarian or vegan diet.

Borealis believes that the plant-based food category will continue to grow based on studies which show that nearly half of U.S. consumers want to eat more plant-based foods. The number of people eating plant-based alternative foods has nearly doubled over the last decade.

Experienced and Passionate Executive Team

Borealis’ founders assembled a multidisciplinary team with in-depth knowledge and experience gained from diverse career paths and backgrounds to execute the founders’ passion for feeding and nourishing people while supporting a more sustainable planet.

Borealis is led by a proven and experienced management team. Reza Soltanzadeh, its CEO and Co-Founder has over 15 years of experience in the field of food sciences and food production, both in management roles and as an investor. He has an extensive track record of successful involvement with multibillion-dollar food-focused company mergers and acquisitions and green-stage investments.

Barthelemy Helg is a Co-Founder and serves as the Chairman of the Board of Directors. Mr. Helg, has over 25 years of experience in various industries, including the food industry and the biotech industry, working at Nestle S.A. overseeing numerous mergers and acquisition transactions. Mr. Helg co-founded a biotech company which focused on treatment of rare autoimmune diseases and has extensive experience working with entrepreneurial companies and his wide-ranging experience in the food industry.

Growth Strategy

Growth Across Distribution Channels

Borealis believes there is a significant opportunity to expand beyond its current retail and e-commerce footprint. Borealis’ early focus was the establishment of a presence in retail channels, highlighted by the successful penetration into approximately 20,000 points of distribution across Canada and the U.S., with plans for further expansion to Europe in the third quarter of 2023. The long-term plan includes potential expansion into Mexico, South America, and the Middle East. Borealis believes increased distribution will lead more consumers to purchase its products.

Borealis has developed a strategy to pursue growth within the following distribution channels:

•        Retail:    Building on the success of Chef Woo, Borealis intends to increase its presence as the first plant-based high-protein offering on the ramen shelf. It has a strong presence at leading food retailers, including across channels of mass merchandisers (Walmart), clubs (Costco), limited assortments retailers (Aldi and Save a Lot), and traditional supermarkets (Albertson, Winn-Dixie, Save Mart), as well as e-commerce distributors (Amazon and Walmart.com) that continue to grow. Borealis has recently expanded its product distribution to include pharmacies and drug stores (CVS and Rite Aid). Borealis has a significant opportunity to grow its sales within Canadian and U.S. retail by focusing on increasing sales at its existing points of distribution. It also expects to grow its retail distribution by establishing commercial relationships with new customers.

•        Non-Governmental Organizations:    Borealis aims to become a meal supplier to NGOs. Its sustainable and affordable high-protein shelf-stable meals have the potential to be a powerful tool in the fight against world hunger and malnutrition.

•        Government Programs:    Borealis sees an opportunity to supply schools with healthy and affordable lunch options. Schools face procurement and cost challenges as well as specific nutritional requirements for the food they provide. Borealis’ products are well positioned to solve these challenges. Its high-protein plant-based products are customizable to meet the school’s specific nutritional requirements and can be mass-produced at an affordable cost.

•        Military:    potentially supply militaries with an extra high-protein version of its products. With its stable shelf life and its convenient preparation requirement, its products would be ideal for use as a field ration.

•        Food Services:    Expand Borealis products into the food services space as a healthy ready-made food option.

•        Hospitals & Nursing Homes:    Supply hospitals and care facilities with a variety of dietary-specific healthy products. Its products can be customized to meet patients’ specific nutritional requirements and can be mass-produced at an affordable cost.

Invest in Infrastructure and Capabilities

Borealis is committed to prioritizing investment in its infrastructure and capabilities. As a fast-growing company, it continues to make significant investments in hiring the best people, maximizing its supply chain capabilities, and optimizing its systems in order to establish a sustainable market-leading position for the long-term future. Borealis makes continuous efforts to enhance its manufacturing facility in Saluda, South Carolina, which has allowed it to significantly increase its production capacity. By the end of 2023, Borealis expects to increase its monthly production capacity by 151% as compared to 2022. Borealis is constantly evaluating and improving its supply chain processes and partnerships so that it can increase manufacturing efficiencies and quality while reducing costs. In addition to Borealis’ efforts to enhance its manufacturing facility, Borealis is working to convert its facility to operate on solar power. Borealis’ goal is to be able to power its entire facility using only renewable energy — thus becoming Scope two carbon neutral.

Expand Product Offerings

The successes of Borealis ramen products have confirmed its belief that there is significant demand for additional plant-based high-protein, sustainable, and affordable products. Borealis intends to strengthen its product offering by improving the formulations for its existing portfolio of products and by creating new products that expand the portfolio. Borealis is continuously refining its products to improve their taste, texture, and aroma. In addition, it is committed to increasing its investment in research and development to continue to innovate within its core platform to create exciting new product lines such as snacks and improve the formulations for Borealis’ existing portfolio of products.

Continue to Grow the Brand

Continue to develop brand awareness of Chef Woo. Borealis plans to continue to create relevant content with its network of celebrities, influencers, and brand ambassadors, who will help build significant brand awareness for it by supporting its mission and products and incorporating Borealis products into their daily lifestyle.

Remain Mission Focused

Borealis is a mission-driven business. It strives to operate in a socially responsible and environmentally sustainable manner and is committed to making a positive impact on both human life and the planet.

Products

•        Chef Woo super premium High-Protein instant ramen with 20 grams of plant-based complete protein that is kosher, halal, vegan, and vegetarian certified, egg and dairy-free, TBHQ and added MSG free, and available in the following flavors: Roasted Chicken, Braised Beef, Spicy Tequila Lime, Thai Lemongrass, Sweet Chili Togarashi, and Chili Chicken.

•        Ramen Express premium ramen that is kosher, halal, vegan, vegetarian certified, egg and dairy-free, and TBHQ and added MSG free, and comes in the following flavors: Chicken Flavor, Beef Flavor, Shrimp Flavor, Hotter & Spicier, Lime & Chili Shrimp Flavor, Hot & Spicy Chicken Flavor, Hot & Spicy Beef Flavor, Hot & Spicy Shrimp Flavor, Magic Noodles, and Soy Sauce Flavor.

Customers and Distributors

Retail

Borealis remains focused on addressing existing demand from current customers and expanding its business with these customers. As of the end of the first quarter of 2023, its products were being distributed in major retail partner locations in over 17,000 stores in the U.S. and over 2,400 stores in Canada, including Walmart, Costco, Albertsons, and Aldi.

E-Commerce

Borealis remains focused on expanding its presence on Amazon and Walmart.com and growing these channels as a bigger stream of revenue.

Expansion to New Geographic Markets

Borealis is planning to expand its distribution into Europe in the third quarter of 2023. It intends to explore opportunities to expand its products in the long term in Mexico, South America, and the Middle East.

Supply Chain

Sourcing and Suppliers

The principal ingredients used to manufacture its chef woo product include pea protein, organic flour, sunflower oil, and its plant-based flavors. Borealis procures its packaging materials from a number of different suppliers. Although most of the raw materials it requires are typically readily available from multiple sources, it relies on one single source supplier, Puris Foods, for the pea protein used for its ramen products.

Borealis continues to expand its supply chain to ensure the certainty of supply of the highest quality raw materials that meet its requirements for quality.

Borealis secures its supplies on a purchase-order basis. As most of the raw materials it uses are readily available in the market from many suppliers, Borealis believes that it can within a reasonable period of time make satisfactory alternative arrangements in the event of an interruption of supply from its vendors. As of March 31, 2023, Borealis believes it has an adequate supply for at least 12 weeks.

Manufacturing

Borealis fully owns its manufacturing facility located in Saluda, South Carolina, operated by its wholly-owned subsidiary, PGF. The advanced production facility is over 200,000 square feet. The facility is British Retail Consortium or (“BRC”) AA+ rated food-grade facility certified. Currently, there are four fully automated cup and pillow production lines with advanced high-speed packaging machinery. There is the capacity to host six instant noodle production lines capable of producing 600 million meals per year. Borealis believes its current facility is adequate to meet ongoing demand and is capable of hosting additional production lines to support its future ramp-up. In addition, Borealis is in the process of obtaining permits to convert to solar power in hopes of becoming Scope two carbon neutral.

Food Safety and Quality Control

Borealis utilizes a comprehensive food safety and quality management program, which employs strict manufacturing procedures, expert technical knowledge of food safety science, employee training, ongoing process innovation, use of quality ingredients, and both internal and independent auditing.

Its Saluda, South Carolina facility has a Food Safety Plan (“FSP”) that focuses on preventing food safety risks and is compliant with the requirements set forth under the Food Safety Modernization act or (“FSMA”). In addition, its facility has at least one Preventive Controls Qualified Individual who has successfully completed training in the development and application of risk-based preventive controls at least equivalent to that received under a standardized curriculum recognized by the FDA.

Borealis’ manufacturing site and suppliers comply with the Global Food Safety Initiative. Its manufacturing site is certified against a standard recognized by BRC AA+. These standards are integrated food safety and quality management protocols designed specifically for the food sector and offer a comprehensive methodology to manage food safety and quality. Certification provides an independent and external validation that a product, process or service complies with applicable regulations and standards.

In addition to third-party inspections of its facility, Borealis has instituted audits to address topics such as allergen control; ingredient, packaging, and product specifications; and sanitation. Under FSMA, its manufacturing facility is required to have an FSP and a Hazard Analysis Critical Control Plant plan that identifies critical pathways for contaminants and mandates control measures that must be used to prevent, eliminate, or reduce relevant food-borne hazards.

Distribution

Distribution of Borealis’ products occurs from its in-house manufacturing facilities in Saluda, South Carolina. The 75,000 square feet facility has the capacity to store over 150 truckloads of finished goods, ideal for supplying large national retailers. The facility is strategically located near rail, intermodal, and port distribution hubs. Borealis’ products are transferred by third-party logistics providers to distribution centers or are directly shipped to the customer. At present, Borealis does not utilize internal software to track loads but leverages the systems of its transportation partners to manage its supply chain through retail distribution.

Sales and Marketing and Consumer Outreach

Sales

Borealis has a hybrid sales organization that uses sales agencies and brokers to cover its accounts. The sales agency has an extensive range of experience and provides many resources such as syndicated data, retail coverage, and schematic planogram merchandising (“POG”). In addition, the sales team works in close coordination with a national network of broker and distributor sales teams that provide Borealis access to accounts across the United States, Canada, and Europe.

Marketing

Borealis’ marketing efforts take on a multi-channel approach to ensure multiple touch points with its consumers. Borealis’ customer and demographic profile for the product category and age range is broad (18 — 55+). As a result, Borealis’ targeting is based on mindset and universal attitudes that can be common across many demographics.

•        Ramen Express — caters to the college crowd and cost-conscious families who desire a healthy alternative to traditional instant ramen at an affordable price. This product is vegetarian friendly as well as Kosher and Halal.

•        Chef Woo — targets home chefs, millennials wanting purpose-driven products, and health/fitness enthusiasts wanting healthier lifestyle choices with a plant-based and organic focus.

Borealis’ marketing strategy is to connect with its customer base in a genuine, authentic manner that aligns with similar aspirations of its demographic by creating products that are tasty, healthy, affordable, made in a sustainable way, and have a positive impact on the environment.

Borealis’ marketing activities include:

Ongoing social media including Instagram and user-generated content on TikTok.

•        Social media has been the foundation for finding and engaging consumers. Borealis has experienced steady growth in its following, including engagement with audiences beyond its core group. Since its inception, followers have grown more than 1,500% and continue to grow. Content is refreshed weekly with recipes and interesting posts about the products.

•        Borealis utilizes influencers at various levels to help expand its customer base. By specifically engaging influencers that include home chefs, fitness celebrities and everyday consumers Borealis has been able to connect with a wider audience.

•        Borealis’ ultimate influencer is renowned Celebrity Chef Gordon Ramsey.

•        Chef Gordon Ramsey endorses and aligns with Borealis’ vision of providing accessible healthy, nutritious, and tasty food to the world. Borealis has partnered with Chef Gordon Ramsay to promote the Chef Woo brand in various capacities. As Borealis’ official brand ambassador, Chef Gordon Ramsay, will work with Borealis to develop new products.

•        Targeted Digital Advertising is used on an ongoing basis to support retail sales as well as brand awareness.

Competition

Borealis operates in a highly competitive environment. Borealis believes that it competes with both plant-based protein brands producers, such as Beyond Meat, Tattooed Chef, and Impossible Foods as well as traditional ramen producers, such as Nissin Foods, Maruchan, and other ramen brands. Borealis believes the principal competitive factors in its industry are:

•        Taste

•        Nutritional profile

•        Ingredients

•        Convenience

•        Cost

•        Brand awareness and loyalty among consumers

•        Product variety and packaging

•        Access to major retailer shelf space and retail locations

•        Intellectual property protection on products

Borealis believes it competes effectively with respect to each of these factors. However, many companies in its industry have substantially greater financial resources, more comprehensive product lines, broader market presence, longer standing relationships with distributors and suppliers, longer operating histories, greater production and distribution capabilities, stronger brand recognition, and greater marketing resources than it has.

Employees

As of March 31, 2023, Borealis had 216 full-time employees, including 132 in manufacturing operations, two in research and development, two in sales and marketing, and five in finance and legal. Borealis employees are all employees at will and are not subject to any collective bargaining agreements.

Facilities

Borealis’ principal production facilities, as of March 31, 2023, are as follows:

•        Borealis occupies a 200,000 square feet manufacturing facility and 75,000 square feet distribution center in Saluda, South Carolina, which is owned and operated by wholly-owned subsidiary PGF.

•        Borealis’ production facilities are general food processing and distribution facilities suitable for Borealis’ operations. Borealis believes that its facilities are adequate to meet its current operating needs.

•        Borealis occupies, in aggregate, 4,657 square feet of office space in Oakville, Ontario, for corporate executive and administrative purposes. The offices are leased, at market rates, for a lease term expiring in 2026.

Intellectual Property

Borealis owns trademarks, trademark applications, registrations, and other proprietary rights that are important to its business. Depending upon the jurisdiction, trademarks, and their corresponding registrations are valid if they are used in the regular course of trade and/or their registrations are properly maintained. Borealis’ primary trademarks include the “Chef Woo Ramen” and “Ramen Express”.

Borealis aggressively protects its intellectual property rights by relying on trademark, copyright, trade dress, and trade secret laws. Borealis owns several domain names.

Borealis does not have any issued patents, but has two patent applications pending.

Borealis considers its marketing and products as a trade secret and thus, keep this information confidential. In addition, it considers proprietary information related to formulas, processes, know-how, and methods used in production and manufacturing as trade secrets. Borealis believes it has taken reasonable measures to keep the aforementioned items reasonably protected, and they are, accordingly, not readily ascertainable by the public.

Seasonality

Borealis has generally experienced in the past, and expects to continue to experience, seasonal fluctuations in its retail sales as a result of consumer and customer spending patterns. Historically, the months of August to September and January to March result in the greatest retail sales due to back-to-school purchasing in the fall and renewed consumer focus on healthy living following New Year’s Day. Borealis believes these consumer spending patterns are driven primarily by the predisposition of consumers to adjust their approach to nutrition at certain times of the year. Borealis is unique in that its innovative technology allows it to tailor its products to specific nutritional needs allowing it to potentially access alternative distribution channels e.g., NGOs, government programs, militaries, and hospitals. Over time these potential additional distribution channels should help reduce the seasonal fluctuations in its retail sales.

Government Regulation

Along with its brokers, distributors, ingredients, and packaging suppliers, Borealis is subject to extensive laws and regulations in the U.S. by federal, state, and local government authorities. In the United States, the primary federal agencies governing the manufacture, distribution, labeling, and advertising of our products are the U.S. Food and Drug Administration, or FDA, and the U.S. Federal Trade Commission, or FTC. Under various federal statutes and implementing regulations, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate Borealis’ product composition, manufacturing, labeling, and other marketing and advertising to consumers. Among other things, the facility in which its products and ingredients are manufactured must register with the FDA, comply with current good manufacturing practices, or cGMPs, and comply with a range of food safety requirements established by and implemented under the Food Safety Modernization Act of 2011. The FDA has the authority to inspect its facility to evaluate compliance with these requirements. The FDA also requires that certain nutrition and product information appear on its product labels and, more generally, that its labels and labeling be truthful and non-misleading. Similarly, the FTC requires that its marketing and advertising be truthful, non-misleading, and not deceptive to consumers. Borealis is also restricted from making certain types of claims about its products, including nutrient content claims, health claims, and claims regarding the effects of our products on any structure or function of the body, whether express or implied unless it satisfies certain regulatory requirements.

Legal Proceedings

Borealis is subject to various legal proceedings and claims that arise in the ordinary course of its business. Although the outcome of these and other claims cannot be predicted with certainty, management currently does not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

BOREALIS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which Borealis’ management believes is relevant to an assessment and understanding of Borealis’ consolidated annual results of operations and financial condition and condensed consolidated interim results of operations and financial condition. This discussion and analysis should be read together with “Selected Historical Financial and Operating Data of Borealis” and the audited historical consolidated financial statements, unaudited historical condensed consolidated interim financial statements and related notes that are included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with Borealis’ pro forma consolidated financial information in the section entitled “Unaudited Pro Forma Consolidated Financial Information.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this proxy statement/prospectus.

Borealis’ financial statements have been prepared in accordance with GAAP. All amounts are in U.S. dollars except as otherwise indicated. The preparation of these consolidated financial statements requires Borealis to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Borealis also makes estimates and assumptions that affect the reported amounts and related disclosures for the periods presented. Borealis’ estimates are based on its historical experience and on various other factors that Borealis believes are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly. Additionally, changes in assumptions, estimates or assessments due to unforeseen events or otherwise could have a material impact on our financial position or results of operations. The financial statements have been prepared assuming Borealis will continue as a going concern. See Note 1 to the audited consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information related to critical accounting estimates and significant accounting policies.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Borealis’ financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Borealis is a food technology company that has developed a high-quality, affordable, sustainable, and nutritious range of plant-based, ready-to-eat meals, which are sold in the U.S. and Canada. Borealis is planning to expand into Europe starting in 2023. Borealis has a mission to address global food security challenges by developing highly nutritious and functional food products that are both affordable and sustainable. Borealis’ focus on affordability and sustainability reflects its commitment to making a positive impact on both human life and the planet. With its unique approach, Borealis has a significant opportunity to create a meaningful and profound impact on the world.

Borealis Foods has developed and launched mass-produced plant-based ramen meals with 20 grams of complete protein per serving. This achievement in the plant-based protein industry underscores Borealis’ commitment to developing cutting-edge solutions to tackle global food challenges.

Going Concern

In connection with Borealis’ assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Updates (“ASU”) “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that negative impact resulting from the price increases in commodity pricing worldwide in 2022 and recurring losses from operations in 2023 raises substantial doubt about Borealis’ ability to continue as a going concern.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following sets forth our results of operations for the years presented (in thousands):

	For the Year Ended
	2022		2021		Variance
Revenues
Gross Revenue	$27,432		$14,360		$13,072
Sales Allowances	(1,841)	(7)%	(727)	(5)%	(1,114)
Revenues, net	25,591		13,633		11,958

Cost of Goods Sold	33,661	132%	13,846	102%	19,815	30%

Gross profit (loss)	(8,070)	(32)%	(213)	(2)%	(7,857)	(30)%

Total Sales & Marketing	1,402	5%	803	6%	599	0%
Total Training & Startup Costs	6,616	26%	4,994	37%	1,622	(11)%
Total General & Administrative Expenses	6,974	27%	4,198	31%	2,776	(4)%
	14,992	59%	9,995	73%	4,997	(15)%

Loss from Operations	(23,062)	(90)%	(10,208)	(75)%	(12,854)	(15)%

Total other income (expense)	(3,164)	(12)%	106	1%	(3,270)	(13)%

Income (loss) before income taxes	(26,226)	(102)%	(10,102)	(74)%	(16,124)	(28)%

Income Tax Expense	(56)	0%	(19)	0%	(37)	0%

Net income (loss)	$(26,282)	(103)%	$(10,121)	(74)%	$(16,161)	(28)%

Gross Sales.    Borealis generates sales from the sale of its plant-based, ready-to-eat meals. Gross sales are reflected on our selected financial data information net of discounts, returns and allowances. Gross sales increased by $13,072 or 91%, in 2022 over 2021 Gross sales. Sales discounts and allowances grew to 7% of sales from 5% of sales in 2021. The increase is primarily related to product mix and a larger reliance on one customer.

Cost of Goods Sold.    Borealis’ Cost of goods sold increased by $19,815 or 30% increase as a percentage of gross sales, in 2022 over 2021. Cost of Goods sold is broken down in to 5 different categories. Raw Material cost, Labor (both direct and indirect), freight (inbound, outbound & inter-company), spoilage and other (the latter primarily consisting of energy costs). The 2022 cost of goods sold was impacted by several external factors. Commodity pricing saw a large spike in the first quarter of 2022 onward due to the Ukraine war and its impact on the cost of flour and palm oil. Although cost increases began in March 2022 price increases passed along to the customer could not be implemented until October 2022. This timing difference led to decrease in gross profit. Energy prices increased as the new lines were commissioned and capacity swelled. Freight increased due to the sharp rise in overseas shipping costs and internal trucking costs.

Training & Start-up.    Training and start-up costs increased 11% of sales due to the implementation of two new production lines. Personnel surged in the 2nd quarter 2022 due to the production lines being brought online and the number of personnel fluctuated in response to demand and capacity.

Sales and Marketing.    Borealis’ Sales and Marketing expense consists primarily of personnel costs, advertising costs, distribution costs and related occupancy costs associated with sales and marketing, as well as salaries and occupancy costs for executive, financial, legal, and administrative personnel, professional fees.

G&A.    Borealis’ General and Administrative Expenses (“G&A”) increased by $2,776. As a percentage of G&A decreased by 4%, over 2021 G&A. The overall increase in G&A is attributable to the growth of the organization’s capacity. Thus, salaries and benefits increased ($1.3 million), as did insurance ($426,000) and professional fees ($891,000). Prior year bad debt expense related primarily to the startup of certain large retailers absorbing the initial reserve/allowance.

Depreciation expense.    Borealis’ Depreciation expense increased by $1,490. As a percentage of sales, depreciation expense decreased by 1%, over 2021. The increase in depreciation expense was principally attributable to the implementation of Line #3 in February 2022 and Line #4 in March 2022. Although not a full year of depreciation, these new lines account for the majority of increases in fixed assets.

Other Expense (Income).    Borealis’ Other expense (Income) increased by $ 3,270. As a percentage of sales other expense(income) increased by 13%, over 2021. The 2021 fiscal year saw the forgiveness of the PPP loan in the amount of $375,000. The increase in Other expense (Income) was principally attributable to a $3,164 of interest expense. As a percentage of sales, interest expense increased by 13%, over 2021. This resulted from an increase in the aggregate principal amount of indebtedness outstanding and the impact of interest accruals on indebtedness issued by Borealis. Future increases in interest expense will depend on capital needs and availability and Borealis’ financing decisions.

Extraordinary items.    During 2022, Borealis incurred an early termination fee as a result of the entities refinancing activities.

Non-controlling Interest.    During 2021 Borealis negotiated the final resolution of non-controlling interest.

	For the Three Months Ended
	2023		2022
Revenues
Gross Revenue	$8,779		$5,115		$3,664
Sales Allowances	(350)		(370)		20
Revenues, net	8,429		4,745		3,684

Cost of Goods Sold	9,058	107%	5,997	126%	3,061	(19)%

Gross profit (loss)	(629)	(7)%	(1,252)	(26)%	623	19%

Total Sales & Marketing	363	4%	548	12%	(185)	(7)%
Total Training & Startup Costs	980	12%	1,961	41%	(981)	(30)%
Total General & Administrative Expenses	2,592	31%	1,350	28%	1,242	2%
	3,935	47%	3,859	81%	76	(35)%

Loss from Operations	(4,564)	(54)%	(5,111)	(108)%	547	54%

Total other income (expense)	(1,372)	(16)%	(102)	(2)%	(1,270)	(14)%

Income (loss) before income taxes	(5,936)	(70)%	(5,213)	(110)%	(723)	39%

Income Tax Expense	—	0%	(14)	0%	14	0%

Net income (loss)	$(5,936)	(70)%	$(5,227)	(110)%	$(709)	40%

Gross Sales.    Borealis generates sales from the sale of its plant-based, ready-to-eat meals. Gross sales are reflected on our statement of operations net of discounts, returns, and allowances. Gross sales increased by $3,664 or 72%, in Q1 2023 over Q1 2022 Gross sales. Sales discounts and allowances decreased to 4% of sales from 7% of sales in Q1 2022. The increase is primarily related to product mix and introduction of a large customer.

Cost of Goods Sold.    Borealis’ Cost of goods sold increased by $3,061 or 19% decrease as a percentage of gross sales, in Q1 2023 over Q1 2022. Cost of Goods sold is broken down in to five different categories. Raw Material cost, Labor (both direct and indirect), freight (inbound, outbound & inter-company), spoilage and other (the latter primarily consisting of energy costs). The Q1 2022 was the first quarter with the two new lines operational. Improved efficiencies and consistent personnel allowed for improved performance during the first quarter of 2023.

Training & Start-up.    Training and start-up costs decreased 7% of sales due to the implementation of two new production lines. Personnel surged in the 2022 due to the production lines being brought online and the number of personnel fluctuated in response to demand and capacity.

Sales & Marketing.    Borealis’ Sales and Marketing expense consists primarily of personnel costs, advertising costs, distribution costs and related occupancy costs associated with sales and marketing, as well as salaries and occupancy costs for executive, financial, legal, and administrative personnel, professional fees.

G&A.    Borealis’ G&A Expenses increased by $1,242. As a percentage of G&A decreased by 2%, over Q1 2022 G&A. The overall decrease in G&A is attributable to the growth of the organization’s capacity and streamlining production as we started began large capacity production. Thus, salaries and benefits, insurance and professional fees increased as a result of increased capacity/production. Prior year bad debt expense related primarily to the startup of certain large retailers absorbing the initial reserve/allowance. Transaction costs of $1,442 are included in professional fees under G&A as of March 31, 2023.

Depreciation expense.    Borealis’ Depreciation expense increased by $700K. The increase in depreciation expense was principally attributable to the implementation of Line #3 in February Q1 2023 and Line #4 in March Q1 2023. Although, not a full year of depreciation, these new lines account for the majority of increases in fixed assets.

Other Expense (Income).    Borealis’ Other expense (Income) increased by $ 1,270 As a percentage of sales other expense(income) increased by 14%, over Q1 2022.The increase in Other expense (Income) was principally attributable to interest expense. As a percentage of sales, interest expense increased by 13%, over Q1 2022. This resulted from an increase in the aggregate principal amount of indebtedness outstanding and the impact of interest accruals on indebtedness issued by Borealis.

Non-controlling Interest.    During Q1 2022 Borealis negotiated the final resolution of non-controlling interest.

Liquidity and Capital Resources

Based on its present business plan and taking into account Borealis’ working capital and cash anticipated to be generated through operations, Borealis will require approximately $50 million in additional equity or debt financing to fund its anticipated funding needs plan through June 30, 2024. While Borealis expects to seek such additional financing, there can be no assurance that such additional financing will be available to Borealis on terms acceptable to Borealis or at all. Borealis’ ability to continue as a going concern is dependent on its ability to obtain such additional financing. If Borealis does not obtain such additional financing when needed, Borealis could go into default on its outstanding indebtedness, which could permit its creditors to enforce remedies against Borealis and cause Borealis to consider reducing, discontinuing or selling operations or seeking protection from creditors, and further raise substantial doubt about Borealis’ ability to continue as a going concern.

During 2021, Borealis entered into a $10,000,000 revolving line of credit facility with a financial institution. Interest accrues at 10% annually on the outstanding balance and 1% annually on the unused portion of the facility. Effective December 31, 2022, this revolving line of credit facility was reduced to $8,000,000 and the interest rate was increased to 12%, starting as of May 1, 2023. Borealis’ capital structure at March 31, 2023 consisted of a $10.0 million secured revolving line of credit under which $10.0 million in aggregate principal amount was outstanding, $42.8 million in outstanding notes, a $2.6 million capital equipment lease and Borealis common shares.

Cash Flows

The following table sets forth our cash flows for the period indicated (in thousands):

	Three months Ended March 31,		Years-ended December 31,

	2023	2022	2022	2021
Net cash (used in) provided by:
Operating Activities	$(5,915)	$(4,611)	$(24,053)	$(6,785)
Investing Activities	(922)	(2,194)	(3,329)	(21,208)
Financing Activities	14,371	4,306	29,624	27,525

Cash Flows Used in Operating Activities

Borealis’ net cash used by operating activities was $5.9 million for the three months ended March 31, 2023; an increase of $1.3 million, compared to $4.6 million used for the three months ended March 31, 2022. Borealis’ cash flows from operating activities are significantly affected by the growth of its business, and are primarily related to research and development, sales and marketing and general and administrative activities. Borealis’ operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures, as well as, fluctuations in accounts payable, accounts receivable and other current assets and liabilities.

Net cash used in operating activities during the year ended December 31, 2022 was $24.1 million, resulting primarily from a net loss of $26.3 million, adjusted for non-cash charges of $3.5 million in depreciation and amortization, $0.5 million in stock-based compensation, $3.2 million in interest expense.

Net cash used in operating activities during the year ended December 31, 2021 was $6.8 million, resulting primarily from a net loss of $10.1 million, adjusted for non-cash charges of $2.1 million in depreciation and amortization, $0 million in stock-based compensation, $264 thousand in interest expense.

Cash Flows Used in Investing Activities

Borealis’ net cash used by investing activities was $0.9 million for the three months ended March 31, 2023; an increase of $1.3 million, compared to $2.2 million used for the three months ended March 31, 2022. Borealis’ cash flows from investing activities are significantly affected by the growth of its business, and the implementation of two additional production lines in 2022 increased additions for the respective quarter. Borealis’ investing cash flows are also affected by working capital needs to support growth in personnel-related expenditures, as well as, fluctuations in accounts payable, accounts receivable and other current assets and liabilities.

Net cash used in investing activities during the year ended December 31, 2022 was $3.3 million, representing additions of $3.4 million in property and equipment.

Net cash used in investing activities during the year ended December 31, 2021 was $21.2 million representing additions of $21.2 million in property and equipment.

Cash Flows Provided by Financing Activities

Borealis’ net cash provided by financing activities was $14.4 million for the three months ended March 31, 2023; an increase of $10.1 million, compared to $4.3 million provided by financing activities for the three months ended March 31, 2022. Borealis’ cash flows from investing activities are significantly affected by the growth of its business, and are primarily related to the issuance of convertible notes payable. Borealis’ investing cash flows are also affected by working capital needs to support growth in personnel-related expenditures, as well as fluctuations in accounts payable, accounts receivable and other current assets and liabilities.

Net cash provided by financing activities during the year ended December 31, 2022 was $29.6 million additions of $24.8 million, primarily reflecting proceeds received from convertible notes payable and $3.7 million in additional related party debt.

Net cash provided by financing activities during the year ended December 31, 2021 was $27.5 million additions of $18.7 million, primarily reflecting proceeds received from issuance of Class B stock, $3.0 million of convertible notes payable and an increase in the line of credit $8.3 million.

Contractual Obligations and Commitments

The following table summarizes our non-cancellable contractual obligations and other commitments as of December 31, 2022, and the effects that such obligations are expected to have on our liquidity and cash flow for future periods (in thousands):

	Payments due by period (2)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Lease commitment(1)	$4.1M	$1.0M	$2.6M	$.5M	0

____________

(1)      Includes operating lease liabilities for certain of our offices and facilities.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

Borealis did not have, during the years presented, and Borealis does not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Borealis is exposed to market risk in the ordinary course of its business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Borealis’ market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.

Credit risk

Financial instruments which potentially subject Borealis to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Borealis maintains cash and cash equivalents with major and reputable financial institutions. Deposits held with the financial institutions may exceed the amount of insurance provided by the Deposit Insurance Corporation on such deposits but may be redeemed upon demand. Borealis performs periodic evaluations of the relative credit standing of the financial institutions. With respect to accounts receivable, Borealis monitors the credit quality of its customers as well as maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments.

Concentration risk

Borealis extends unsecured credit to its customers in the ordinary course of business. Payment terms are generally net 30 days with discounts amounting to 2%. Accounts receivable are written off when they are determined to be uncollectible based on the financial stability of its customers and existing economic conditions. Sales to two customers accounted for approximately 72% and three customers accounted for approximately 78% of gross revenues for the years ended December 31, 2022 and 2021, respectively. Accounts receivable from two customers amounted to approximately 83% and 65% of total accounts receivable as of December 31, 2022 and 2021, respectively. Substantially all of Borealis’ 2022 and 2021 sales occurred in the United States and Canada. Purchases from 10 vendors accounted for approximately 59% and 48% of purchases during 2022 and 2021, respectively. Accounts payable to these vendors totaled approximately $2,565,000 and $1,720,000 as of December 31, 2022 and 2021, respectively.

Foreign currency risk

Our customers are primarily located in the United States, Japan, Germany and Canada; therefore, foreign exchange risk exposures arise from transactions denominated in currencies other than our functional and reporting currency (United States dollars). To date, a majority of our sales have been denominated in United States dollars and a significant portion of our operating expenses are denominated in Canadian dollars. Borealis also purchases certain of our key manufacturing inputs in Euros. As Borealis expands our presence in international markets, our results of operations and cash flows may increasingly be subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, Borealis has not entered into any hedging arrangements to minimize the impact of these fluctuations in the exchange rates. Borealis will periodically reassess its approach to manage its risk relating to fluctuations in currency rates.

Borealis does not believe that foreign currency risk had a material effect on our business, financial condition, or results of operations during the periods presented.

Inflation Risk

Borealis does not believe that inflation had a significant impact on its results of operations for any periods presented in its consolidated financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, Borealis may not be able to fully offset such higher costs, and Borealis’ inability or failure to do so could harm our business, financial condition and results of operations.

Trailing Costs

Certain Selling, General and Administrative costs have been expensed in the period incurred. These costs, to include business development costs, transaction costs and research and development costs, consist primarily of personnel and related expenses including salaries, benefits, share-based compensation, scale-up expenses, depreciation and amortization expenses, and facility lease costs. Scale -up expenses includes material waste costs, production personnel costs and various related expenses. These costs are focused on enhancements to our existing product formulations and production processes, as well as the scientific development of new products and economic verticals. Borealis believes continued innovation and these new verticals will capture a larger share of consumers. As such, revenue associated with these costs will at times be delayed under the matching principal in accounting, whereas expenses will be recognized.

How We Evaluate Our Operations

Net Income/(Loss)

Borealis measures performance based on its overall return to shareholders based on consolidated net income or net loss. Borealis does not review a measure of operating result at a lower level than the consolidated company and Borealis only has one reportable segment.

The following table sets forth Borealis’ Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income attributable to Borealis presented in accordance with GAAP for the periods presented below.

	For the Three Months Ended
	(Unaudited)	(Unaudited)
	March 31, 2023	March 31, 2022
Net Income (GAAP basis)	$(5,936)	$(5,227)
Plus: Taxes	—	14
Plus: Depreciation & Amortization	962	628
Plus: Interest expense	1,531	152
EBITDA	(3,442)	(4,433)
Plus: Non-recurring Expenses:
Marketing	288	460
Training	980	1,373
Startup Costs	—	588
Professional Fees (M&A due diligence costs)	1,442	41
Extraordinary Charges – Line II	—	151
Extraordinary Charges – Half Pack	—	966
Extraordinary Charges – Thru-put Mgt.	—	21
Extraordinary Charges – New Product Launch	102	—
Extraordinary Charges – Refinancing	—	—
Extraordinary Charges – One Time Events	288	—
Non-recurring Expenses	3,061	3,600
Adj. EBITDA (non GAAP basis)	$(342)	$(833)

	For the Year Ended
	(Audited)	(Audited)
	December 31, 2022	December 31, 2021
Net Income (GAAP basis)	$(26,282)	$(10,121)
Plus: Taxes	56	20
Plus: Depreciation & Amortization	3,588	2,098
Plus: Interest expense	2,922	265
EBITDA	(19,716)	(7,738)
Plus: Non-recurring Expenses:
Marketing	1,194	—
Training	5,164	3,746
Startup Costs	1,336	1,249
Professional Fees (M&A due diligence costs)	1,218	—
Extraordinary Charges – Line II	151	735
Extraordinary Charges – Half Pack	1,588	1,797
Extraordinary Charges – Thru-put Mgt.	29	549
Extraordinary Charges – New Product Launch	—	—
Extraordinary Charges – Refinancing	25	—
Extraordinary Charges – One Time Events	230	—
Non-recurring Expenses	10,935	8,076
Adj. EBITDA (non GAAP basis)	$(8,781)	$338

Adjusted EBITDA

We believe these adjustments relate to expenses and gains that are not indicative of normal, ongoing operations. While these items may be recurring in nature and should not be disregarded in evaluation of our earnings performance, it is useful to exclude such items when analyzing current results and trends as these items can vary significantly from period to period depending on specific underlying transactions or events that may occur. Therefore, while we may incur or recognize these types of expenses and gains in the future, we believe that removing these items for purposes of calculating the Adjusted EBITDA financial measures provides a more focused presentation of our ongoing operating performance.

“Adjusted EBITDA,” a non-GAAP measure, is defined as net income attributable to Borealis before (1) income taxes, (2) interest expense, (3) depreciation and amortization, net, (4) other non-operating items, net, (5) Marketing, (6) Training, (7) Start-up costs, (8) M&A due diligence costs, (9) extraordinary charges — Line II (10) Extraordinary charges — half pack (11) extraordinary charges thru-put management (12) extraordinary charges — new product launch (13) extraordinary charges — refinancing (14) extraordinary charges — one-time events defense. Management and Borealis’ Board of Directors use this non-GAAP measure for purposes of evaluating Borealis’ performance. Furthermore, the Leadership Development and Compensation Committee of our Board of Directors uses such measure to evaluate management’s performance. Borealis, therefore, believes that the use of this non-GAAP measure provides useful information to investors and other stakeholders by allowing them to view our business through the eyes of management and our Board of Directors, facilitating comparisons of results across historical periods and focus on the underlying ongoing operating performance of our business. As noted above, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

Borealis views EBITDA as an important indicator of performance. Borealis defines EBITDA as net income/(loss) plus net interest expense, income taxes, depreciation, and amortization. Borealis defines Adjusted EBITDA as EBITDA further adjusted for any foreign exchange gains/(losses), share-based compensation expense and non-recurring items if identified. EBITDA and Adjusted EBITDA are supplemental measures utilized by its management and other users of Borealis’ financial statements such as investors, research analysts and others, to assess the financial performance of its assets without regard to financing methods, capital structure or historical cost basis. Adjusted EBITDA is a key performance measure that its management uses to assess its operating performance. It facilitates internal comparisons of Borealis’ operating performance on a more consistent basis. Borealis uses these performance measures for business planning purposes and forecasting. Borealis believes that EBITDA and Adjusted EBITDA enhances an investor’s understanding of its financial performance as they are useful in assessing Borealis’ operating performance from period-to-period by excluding certain items that Borealis believes are not representative of its core business.

Note Regarding Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Borealis believes that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing its financial condition and results of operations. Net loss is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Its non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. You should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for analysis of Borealis’ results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in its industry, Borealis’ definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Risk Factors Affecting Operating Results

Borealis is subject to a number of challenges that may adversely affect its businesses. These challenges are discussed under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Recent Accounting Pronouncements

See Note 1 to Borealis’ financial statements included elsewhere in this proxy statement/prospectus for information about recent accounting pronouncements, the timing of their adoption, and Borealis’ assessment, if any, of their potential impact on Borealis’ financial condition and results of operations.

Emerging Growth Company and Smaller Reporting Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Oxus previously elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In addition, as an emerging growth company, New Borealis will be able to take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•        being permitted to present only two years of audited financial statements in addition to any required unaudited interim financial statements, with correspondingly reduced disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•        an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

•        reduced disclosure about New Borealis’ executive compensation arrangements in Borealis’ periodic reports, proxy statements and registration statements;

•        exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

•        an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements.

New Borealis will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO (its predecessor), (b) in which it has total annual gross revenue of at least $1.07 billion or (c) in which New Borealis is deemed to be a large accelerated filer, which means the market value of its shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. New Borealis may choose to take advantage of some but not all of these reduced reporting burdens. Oxus has taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

INFORMATION ABOUT OXUS

Unless otherwise indicated or the context otherwise requires, references in this Information About Oxus section to “Oxus,” “Company,” “we,” “us,” “our,” and other similar terms refer to Oxus prior to the Business Combination. The following discussion and analysis of Oxus’ financial condition and results of operations should be read in conjunction with its financial statements and the notes related thereto included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Oxus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed in the sections of this proxy statement/prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

General

Oxus is a blank check company incorporated as a Cayman Islands exempted company. Oxus was formed for the purpose of entering into a merger, capital share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, which Oxus refers to as a “target business.”

IPO and Private Placement

On September 8, 2021, Oxus consummated the IPO of 15,000,000 units at $10.00 per unit and the sale of 8,400,000 warrants at a price of $1.00 per private warrant in a private placement to its sponsor, Oxus Capital Pte. Ltd, and the Underwriters that closed simultaneously with the closing of the IPO. Oxus listed the units on the Nasdaq. On September 13, 2021, the Underwriters exercised their over-allotment option in full, according to which Oxus consummated the sale of an additional 2,250,000 units, at $10.00 per unit, and the sale of an additional 900,000 Private Placement Warrants, at $1.00 per private warrant, generating total gross proceeds of $23.40 million.

A total of $175,950,000 of the net proceeds from the IPO (including the additional units) and the sale of Private Placement Warrants and additional Private Placement Warrants was deposited in a trust account established for the benefit of Oxus public shareholders.

Fair Market Value of Target Business

The Nasdaq listing rules require that the target business or businesses that Oxus acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an Initial Business Combination. Oxus Board determined that this test was met in connection with the proposed business combination with Borealis as described in the section titled “Proposal 1 — The Business Combination Proposal — The Business Combination Agreement” in this proxy statement/prospectus.

Shareholder Approval of Business Combination

Under Oxus’ amended and restated memorandum and articles of association, in connection with any proposed business combination, Oxus is required to seek shareholder approval of a business combination at a meeting called for such purpose. Pursuant to the terms of this transaction as described in the section titled “The Meeting of Oxus Shareholders” in this proxy statement/prospectus, Oxus is seeking shareholder approval at a meeting called for such purpose at which public shareholders may seek to redeem their Public Shares for cash, regardless of whether they vote for or against the proposed Business Combination, subject to the limitations described in this proxy statement/prospectus. Accordingly, in connection with the Business Combination, the public shareholders may seek to redeem their Public Shares for cash in accordance with the procedures set forth in this proxy statement/prospectus.

Approval of each of the Share Issuance Proposal, the Incentive Plan Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the Oxus Shares present in person or represented by proxy and entitled to vote at the Meeting. Approval of each of the Business Combination Proposal, the Continuance Proposal and the Governing Documents Proposals requires the affirmative vote of the holders of at least two-thirds of the Oxus Shares present in person or represented by proxy and entitled to vote at the Meeting. The Oxus Initial Shareholders, who currently own approximately 65.7% of the outstanding Oxus ordinary shares, will count towards this quorum.

Voting Restrictions in Connection with Meeting

The Sponsor and Oxus’ directors and officers have agreed to vote any Oxus ordinary shares held by them and any Class A Shares purchased during or after the Oxus IPO in favor of an Initial Business Combination. See the section entitled “Summary — Ancillary Agreements” of this proxy statement/prospectus for additional information. The Sponsor and other Oxus Initial Shareholders own approximately 65.7% of the outstanding Oxus ordinary shares entitled to vote thereon. The quorum and voting thresholds at the Meeting, and the Letter Agreement, may make it more likely that Oxus will consummate the Business Combination. In addition, pursuant to the terms of the Letter Agreement, the Sponsor and Oxus’ directors and officers have agreed to waive their redemption rights with respect to any Oxus ordinary shares held by them in connection with the completion of a business combination.

Liquidation if No Business Combination

Oxus’ amended and restated memorandum and articles of association provides that it has until the Extended Date to complete an Initial Business Combination. If Oxus is unable to complete an Initial Business Combination on or before the Extended Date, or amend the current memorandum and articles of association to extend the date by which Oxus must complete an Initial Business Combination, Oxus will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to Oxus (less taxes), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of Oxus’ remaining shareholders and board of directors, liquidate and dissolve, subject in each case to Oxus’ obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Oxus’ warrants, which will expire worthless if Oxus fails to complete an Initial Business Combination within the required period.

The Oxus Initial Shareholders and the Sponsor have agreed to waive their rights to liquidating distributions from the trust account with respect to any Founder Shares held by them if Oxus fails to complete an Initial Business Combination by the Extended Date. Accordingly, the shares acquired prior to the IPO, as well as the Private Placement Warrants and any warrants purchased by the Oxus Initial Shareholders in the aftermarket, will be worthless if Oxus fails to consummate a Business Combination by the Extended Date. However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if Oxus fails to complete a Business Combination by the Extended Date.

Pursuant to the Letter Agreement, the Oxus Initial Shareholders have agreed that they will not propose any amendment to Oxus’ amended and restated memorandum and articles of association to modify the substance or timing of its obligation to redeem 100% of the outstanding Public Shares if Oxus does not complete an Initial Business Combination by the Extended Date or with respect to any other material provisions relating to shareholders’ rights or pre-Initial Business Combination activity, unless Oxus provides its public shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest will be net of taxes payable), divided by the number of then outstanding Public Shares. Oxus public shareholders are not parties to, or third-party beneficiaries of, the Letter Agreement and, as a result, will not have the ability to pursue remedies against the Sponsor, directors or officers for any breach of these agreements. As a result, in the event of a breach, Oxus public shareholders would need to pursue a shareholder derivative action, subject to applicable law. Oxus may not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules).

Extension

On March 2, 2023, Oxus Shareholders approved an amendment to its amended and restated memorandum and articles of association (the “Extension Amendment”). The Extension Amendment extends the date by which Oxus must consummate our Initial Business Combination (the “Extension”) from March 8, 2023, upon additional funds being deposited into Oxus’ trust account (such date, the “Termination Date”) to up to December 8, 2023, or such earlier date as determined by Oxus Board (such date, the “Extended Date”).

In connection with the shareholder vote to approve the Extension Amendment, the Holders of 15,300,532 Class A ordinary shares property exercised their right to redeem their shares for cash at a redemption price of approximately $10.41 per share, for an aggregate redemption amount of approximately $159.34 million (the “March Redemption”), leaving approximately $20.3 million in the Trust Account.

The Sponsor has agreed to loan Oxus (i) the lesser of (a) an aggregate of $180,000 or (b) $0.12 per public share that remain outstanding and is not redeemed in connection with the Extension plus (ii) the lesser of (a) an aggregate of $60,000 or (b) $0.04 per public share that remain outstanding and is not redeemed in connection with the Extension for each of the six subsequent calendar months commencing on June 8, 2023 (the “Extension Loan”), which amount will be deposited into the Trust Account. On March 3, 2023, Oxus’ Sponsor funded $200,000 through the Amended Note (as defined below), out of which $180,000 was deposited into the Trust Account as the initial deposit of the Extension Loan.

On March 15, 2023, the Sponsor funded an additional $100,000 through an Amended and Restated Promissory Note, dated February 28, 2023 (the “Amended Note”).

Oxus expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $0.06 million of proceeds held outside the trust account, as of March 31, 2023, together with Working Capital Loans, although Oxus cannot assure you that there will be sufficient funds for such purpose.

Although Oxus seeks to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of its public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Oxus’ assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, Oxus’ management will consider whether competitive alternatives are reasonably available to Oxus and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where Oxus may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Oxus and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, the Sponsor has agreed that it will be liable to Oxus if and to the extent any claims by a third party for services rendered or products sold to Oxus, or a prospective target business with which Oxus has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (1) $10.20 per public share and (2) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under Oxus’ indemnity of the Underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, Oxus has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Oxus believes that the Sponsor’s only assets are securities of Oxus. Therefore, Oxus cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for Oxus’ Initial Business Combination and redemptions could be reduced to less than $10.20 per public share. In such event, Oxus may not be able to complete its Initial Business Combination, and Oxus Shareholders would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Oxus’ directors or officers will indemnify Oxus for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (1) $10.20 per public share and (2) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Oxus’ independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Oxus currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Oxus, it is possible that its independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Oxus cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.20 per public share.

Oxus will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which Oxus does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under the indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act. Oxus will have access to up to approximately $0.06 million of the proceeds held outside the trust account, as of March 31, 2023, together with Working Capital Loans, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Oxus liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from the trust account could be liable for claims made by creditors.

If Oxus files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Oxus that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Oxus’ bankruptcy estate and subject to the claims of third parties with priority over the claims of Oxus’ shareholders. To the extent any bankruptcy or insolvency claims deplete the trust account, Oxus cannot assure you that Oxus will be able to return $10.20 per public share to public shareholders. Additionally, if Oxus files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Oxus Shareholders. Furthermore, Oxus Board may be viewed as having breached its fiduciary duty to the creditors and/or may have acted in bad faith, and thereby exposing itself and Oxus to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. Oxus cannot assure you that claims will not be brought against Oxus for these reasons.

Public shareholders will be entitled to receive funds from the trust account only: (1) in the event of the redemption of Public Shares if Oxus does not complete its Initial Business Combination before the Extended Date; (2) in connection with a shareholder vote to amend Oxus’ amended and restated memorandum and articles of association to modify the substance or timing of Oxus’ obligation to redeem 100% of Public Shares if Oxus does not complete its Initial Business Combination before the Extended Date, or with respect to any other material provisions relating to shareholders’ rights or pre-Initial Business Combination activity; or (3) if they redeem their respective shares for cash upon the completion of Oxus’ Initial Business Combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event Oxus seeks shareholder approval in connection with its Initial Business Combination, a shareholder’s vote in connection with the business combination alone will not result in a shareholder redeeming its Public Shares for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of Oxus’ amended and restated memorandum and articles of association, like all provisions of Oxus’ amended and restated memorandum and articles of association, may be amended with a shareholder vote.

Facilities

Oxus currently maintains its executive offices at 300/26 Dostyk Avenue, Almaty, Kazakhstan 050020. Upon consummation of the Business Combination, the principal executive offices of Oxus will be those of Borealis.

Employees

Oxus currently has two executive officers. These individuals are not obligated to devote any specific number of hours to Oxus matters but they intend to devote as much of their time as they deem necessary to our affairs until Oxus has completed its Initial Business Combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Oxus’ Initial Business Combination and the stage of the business combination process Oxus is in. Oxus does not intend to have any full-time employees prior to the completion of its Initial Business Combination.

Directors and Officers

The below lists Oxus’ current officers and directors.

Name	Age	Title
Kenges Rakishev	43	Non-executive Chairman and Director
Kanat Mynzhanov	39	Chief Executive Officer and Director
Askar Mametov	40	Chief Financial Officer
Christophe Charlier	50	Director
Karim Zahmoul	56	Director
Shiv Vikram Khemka	60	Director

Kenges Rakishev has served as Oxus’ non-executive Chairman since our inception in February 2021 and as our director since July 2021. Mr. Rakishev is a global investor and entrepreneur who focuses on acquiring and investing in businesses that can benefit from his group’s operating expertise. Over the course of his career, Mr. Rakishev has acquired and directly or indirectly invested in more than 50 businesses in metals & mining, oil, petrochemical, banking, fintech, information technology, ecommerce, logistics and insurance industries, including a current portfolio of ten active companies worldwide. Mr. Rakishev is the sole shareholder and has served as the chief executive officer of Fincraft Group LLP (listed on the Kazakhstan Stock Exchange since 2019), a diversified holding company, since March 2021 and as the chairman of the board of Fincraft Resources JSC (formerly SAT & Company)(listed on the Kazakhstan Stock Exchange since 2008) a diversified holding company with a focus on building, investing and operating internationally in the natural resources and disruptive technology industries, since September 2008. In addition, he has served as the chairman of the board of Battery Metals Technologies Ltd., an electric vehicle battery metals company, from December 2020 until December 2021 and as the director of Evoshave Limited, an international fast moving consumer goods (FMCG) company, from July 2013 until July 2022. Mr. Rakishev served as a director and chairman of the board of NetElement, global technology-driven group specializing in mobile payments and value-added transactional services, from October 2012 until November 2018. He served as a non-executive director of Central Asia Metals Plc (AIM: CAML) from 2013 to May 2018. Mr. Rakishev was a controlling shareholder and served as the chairman of Kazkommertsbank JSC, the largest Kazakh commercial bank from March 2015 to June 2017. From December 2017 to July 2019, Mr. Rakishev was a major shareholder of Petropavlovsk Plc., a member of the London’s FTSE 250 index and one of the five largest gold mining companies in Russia. In these positions, he offered support on strategic development, including helping to resolve management conflicts as well as short-term liquidity issues. Throughout his career, Mr. Rakishev has served in several notable positions in the public sector including independent director of Satbayev Kazakh National Technical University, co-founder of Saby Charitable Foundation, vice-president of the Union of Chambers of Commerce of the Republic of Kazakhstan, president of Kazakhstan Boxing Federation, vice-president of The Boxing Association of Republic of Kazakhstan and vice-president of the Asian Boxing Confederation. Mr. Rakishev holds a B.A. (Law) from the Kazakh State Law Academy and a B.A. (International Economics) from the Kazakh Economic University. Mr. Rakishev also has an AMP Diploma from Oxford University.

Kanat Mynzhanov has served as Oxus’ Chief Executive Officer and director since Oxus’ inception in February 2021. Mr. Mynzhanov led and co-founded a hedge fund, Bellprescot Prime Fund and asset management firm Bellprescot Asset Management in September 2016. He served as the director of the investment advisory firm, Bellprescot Ltd. from September 2016 until April 2021. He served as the chief investment officer of Bellprescot Asset Management from September 2016 to June 2020. The hedge fund’s primary focus of investments was technology driven public companies with leading and disruptive products and service, including internet of things and cloud, autonomous driving, artificial intelligence, machine learning, semiconductors, cybersecurity and robotics. Since 2018, Mr. Mynzhanov advised on several private equities deals in fintech (payments, remittances and alternative financing), mobility (including EV battery metals and EV battery technology) and structured products, including tokenization and syndicated co-lending. Prior to founding the hedge fund, Mr. Mynzhanov served as the head of investments at Kazatomprom-Damu, an investment subsidiary of NAC Kazatomprom JSC, where he led and mentored a team of highly skilled investment managers responsible for mergers and acquisitions, joint ventures and business development across metals & mining, rare metals and alternative energy industries. Mr. Mynzhanov joined NAC Kazatomprom JSC in 2014 as an investment manager and during his time he oversaw numerous projects and established strong connections with some of the largest global firms in the industry. From March 2011 to March 2014 Mr. Mynzhanov consulted and led the business development of tungsten concentrate producer in CIS region. From November 2008 to March 2011 Mr. Mynzhanov led and participated in operational, commercial and investment management of oil tankers firm in London. Over the years Mr. Mynzhanov consulted for various firms, including those in the metals and mining sector, on raising capital through initial public offerings, as well as restructuring and various business developments. Mr. Mynzhanov holds a Master of Science from University of Westminster.

Askar Mametov has served as Oxus’ Chief Financial Officer since Oxus’ inception in February 2021. Mr. Mametov has over 15 years of executive experience in mining, oil and gas, infrastructure and transportation industries with a thorough understanding of financial reporting (US GAAP and IFRS), taxation and accounting, financial planning and analysis. Mr. Mametov has served as the Director of Kaznedraproject LLP, a private Kazkh oil and gas exploration company, since July 2019. Previously, Mr. Mametov served as chief financial officer of KM Gold Inc., a public Kazakh gold mining company (KASE: KMGD) from August 2016 until October 2019. He led the process of public listing of the company on Kazakhstan Stock Exchange in 2016. Prior to that, Mr. Mametov served as financial controller of Sequa Petroleum Kazakhstan, a subsidiary of Sequa Petroleum, an oil and gas company, listed on Euronext Access (EPA: MLSEQ) from January 2014 to July 2016. From 2007 to 2014, Mr. Mametov served in multiple roles at Caspian Services Inc. (Nasdaq: CSSV), including management reporting, US GAAP financial reporting, as well as IFRS financial reporting for Kazakhstani Stock Exchange (KASE: US_CSSV). In 2007, Mr. Mametov worked at Beeline Kazakhstan, a subsidiary of VEON (Nasdaq: VEON). VEON (former Vympelcom), which operates through a number of connectivity and digital services’ brands. From 2005 to 2007, Mr. Mametov served as financial reporting specialist and consortium accountant in PetroKazakhstan Inc. (TSX: PKZ), a Canadian oil company. Mr. Mametov is a member of IMA (Institute of Management Accountants) and since 2014, has served as the President of Kazakhstan Chapter of IMA. Mr. Mametov earned a B.S. in Accounting and MBA in Financial Reporting from KIMEP University.

Christophe Charlier has served as one of Oxus’ independent directors since September 2021. Mr. Charlier is an international financier with over 25 years of experience in investment banking, private equity and international management. Throughout his career he has acted as principal or advised on a number of landmark transactions in the telecoms, financial services, natural resources and sports and entertainment industries across developed and emerging markets. He has served as an independent director of La Française de l’Energie, a French clean energy production company since April 2016, and chairman of Pure Grass Films, a UK-based film and TV series production company, since 2012. He served as a co-Chairman of Tingo Inc., an African fintech company, from September 2021 to April 2023. Mr. Charlier served as chairman of the board of directors of Renaissance Capital, a leading investment bank focused on emerging and frontier markets, from April 2017 to March 2020. As Chairman, Mr. Charlier coordinated the work of Renaissance Capital’s board of directors and oversaw strategic development, the global brand, and relationships with key clients and stakeholders globally. Previously, Mr. Charlier served as deputy CEO of Onexim Group, a leading private equity fund based in Moscow from September 2008 to June 2014. In this capacity, he served on the boards of directors of several of Russia’s largest companies including RusAl, Polyus Gold, Quadra-Power Generation, and RBC. He also acted as chairman of the NBA’s Brooklyn Nets franchise from 2010 to 2014. Prior to that from February 2002 to March 2004, Mr. Charlier was director of strategic development of Norilsk Nickel, leading its acquisition of strategic stakes in Stillwater Mining Company and Gold Fields. He started his investment banking career in 1995 at JPMorgan in the M&A Group in New York. Mr. Charlier graduated cum laude in Finance from the Wharton School and in International Relations from the College of Arts & Sciences of the University of Pennsylvania in 1994.

Karim Zahmoul has served as one of Oxus’ independent directors since June 2022. Mr. Zahmoul has 25 years of investment banking experience. He has served as a Founder and CEO of EMVirya Ltd, an FCA regulated investment advisor based in London since February 2018. EMVirya Ltd, is a privately held financial services firm with extensive experience in global emerging markets that is positioning itself at the cross road of Emerging markets and renewable energy. Prior to founding EMVirya, Mr. Zahmoul was a Partner at Temporis Capital from September 2014 to April 2017 in London, where he was responsible for the firm’s international investments business and developed renewable energy project in the emerging market jurisdiction including extended focus in Morocco and Argentina. Prior to that from 2004 to 2014, Mr. Zahmoul was a Managing Director at Barclays Investment Bank where he held various senior positions over his 10-year tenure at the bank. In his last position, he was responsible for the Global Emerging Market business for the investment bank. Prior to Barclays from 1999 to 2004, Mr. Zahmoul spent five years at Deutsche Bank where he was a Managing Director and Head of Emerging Market Structuring for the Americas in New York. He started his financial career and spent six years at Goldman Sachs, in both New York and London, where his last position was Executive Director in EEMEA Trading. Mr. Zahmoul received an MSc and a BSc from Columbia School of Engineering and Applied Sciences in Operation Research and a BA in Physics from Columbia College.

Shiv Vikram Khemka has served as one of Oxus’ independent directors commencing since September 2021. Mr. Khemka is a vice-chairman of SUN Group, a 120-year-old family enterprise comprised of both operating and investment companies. He has served as a vice-chairman of SUN Group since 1990. SUN Group is active in asset management, natural resources, green infrastructure and high technology. SUN has partnered to establish SUN Mobility, an energy tech company focused on becoming a leader in EV energy. SUN is also a significant investor in a leading EV solid state battery manufacturer. The group has been active in various regions around the world, including India, the Middle East, Central and South-East Asia. Mr. Khemka is the chairman of the Entrepreneurship Sports Generation, also executive chairman of the Global Education and Leadership Foundation. He is currently a member of the board of governors at Junior Achievement Worldwide and is a member of the Leadership Council at the Brooking Centre for Universal Education. The World Economic Forum elected Mr. Khemka a “Global Leader for Tomorrow” and he was also a member of the organization’s Global Agenda Council on Education. He has served on both the Brown University and Yale University’s President’s Councils. Mr. Khemka has also served as a board member on the Stanford Philanthropy and Civic Society (PACS) centre. He is currently a founding member of V20, a global community of values experts and practitioners that engage with G20, and is the chairman of Aikido Aikikai Foundation of India. He was awarded the Dr. Jean Mayer Global Citizenship Award from Tufts University, the Outstanding Contribution to Education Prize and the India Alumni Award from the Wharton School of Business. Mr. Khemka studied at Eton College, earned a BA in economics from Brown (‘85), an MBA/MA with distinction from the Wharton School of Business and the Lauder Institute at the University of Pennsylvania (‘90).

Number and Terms of Office of Officers and Directors

Oxus Board consists of five members. Oxus Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to Oxus’ first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Karim Zahmoul, will expire at Oxus’ first annual meeting of shareholders. The term of office of the second class of directors, consisting of Christophe Charlier and Shiv Vikram Khemka, will expire at Oxus’ second annual meeting of shareholders. The term of office of the third class of directors, consisting of Kenges Rakishev and Kanat Mynzhanov, will expire at Oxus’ third annual meeting of shareholders.

Prior to the completion of Oxus’ Initial Business Combination, any vacancy on Oxus Board may be filled by a nominee chosen by holders of a majority of Oxus’ Founder Shares.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to Oxus’ Charter.

Audit Committee

Oxus gas established an audit committee of the board of directors, which consists of Christophe Charlier (chairman), Shiv Vikram Khemka and Karim Zahmoul, each of whom is an independent director under the Nasdaq’s listing standards. The audit committee’s duties, which are specified in Oxus’ Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in Oxus’ Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of Oxus’ financial statements;

•        discussing with management major risk assessment and risk management policies;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related party transactions;

•        inquiring and discussing with management Oxus’ compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by Oxus’ independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by Oxus regarding accounting, internal accounting controls or reports which raise material issues regarding Oxus’ financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by Oxus’ management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq’s listing standards. The Nasdaq’s standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, Oxus must certify to the Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Christophe Charlier qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

Oxus has established a nominating committee of the board of directors, which consists of Christophe Charlier (chairman), Shiv Vikram Khemka and Karim Zahmoul, each of whom is an independent director under the Nasdaq’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Oxus Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide those persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Oxus has established a compensation committee of the board of directors, which consists of Christophe Charlier (chairman), Shiv Vikram Khemka and Karim Zahmoul, each of whom is an independent director under the Nasdaq’s listing standards. The compensation committee’s duties, which are specified in Oxus’ Compensation Committee Charter, include, but are not limited to:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to Oxus’ Chief Executive Officer’s compensation, evaluating Oxus’ Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Oxus’ Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of Oxus’ other executive officers;

•        reviewing Oxus’ executive compensation policies and plans;

•        implementing and administering Oxus’ incentive compensation equity-based remuneration plans;

•        assisting management in complying with Oxus’ proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for Oxus’ executive officers and employees;

•        if required, producing a report on executive compensation to be included in Oxus’ annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Code of Ethics

Oxus has adopted a code of ethics that applies to all of Oxus’ executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of Oxus’ business.

Legal Proceedings

As of the date of this proxy statement/prospectus, to the knowledge of Oxus’ management, there was no material litigation, arbitration or governmental proceeding pending against Oxus or any members of Oxus’ management team in their capacity as such, and Oxus and the members of Oxus’ management team have not been subject to any such proceeding.

Periodic Reporting and Financial Information

Oxus’ units, Class A ordinary shares and warrants are registered under the Exchange Act and Oxus has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Oxus’ annual reports contain financial statements audited and reported on by its independent registered public accounting firm.

Principal Accountant Fees and Services

Marcum LLP (“Marcum”) acts as Oxus’ independent registered public accounting firm. The following is a summary of fees paid to Marcum for services rendered.

Audit Fees.    Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. During the year ended December 31, 2022, and the period from February 3, 2021 (inception) through December 31, 2021, fees for Oxus’ independent registered public accounting firm were $82,400 and $58,710 respectively for the services Marcum performed in connection with in the IPO and the audit of our December 31, 2022.

Audit-Related Fees.    Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. During the period from the year ended December 31, 2022 and for the period from February 3, 2021 (inception) through December 31, 2021, Oxus’ independent registered public accounting firm did not render assurance and related services related to the performance of the audit or review of financial statements.

Tax Fees.    Oxus did not pay Marcum for tax planning and tax advice during the period from the year ended December 31, 2022 and for the period from February 3, 2021 (inception) through December 31, 2021.

All Other Fees.    Oxus did not pay Marcum for other services during the period from the year ended December 31, 2022 and for the period from February 3, 2021 (inception) through December 31, 2021.

Pre-Approval Policy

Oxus’ audit committee was formed in connection with the effectiveness of our registration statement for our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by Oxus Board. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all audit services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

OXUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, references in this Oxus Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “Oxus,” “Company,” “we,” “us,” “our,” and other similar terms refer to Oxus prior to the Business Combination. The following discussion and analysis of Oxus’ financial condition and results of operations should be read in conjunction with its financial statements and the notes related thereto included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Oxus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed in the sections of this proxy statement/prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Oxus is a blank check company incorporated in the Cayman Islands on February 3, 2021 for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses. Oxus intends to effectuate its Initial Business Combination using cash from the proceeds of its IPO and the sale of the Private Placement Warrants, its shares, debt or a combination of cash, equity and debt.

Oxus expects to continue to incur significant costs in the pursuit of its acquisition plans. Oxus cannot assure you that its plans to complete a business combination will be successful.

Proposed Business Combination

On February 23, 2023, Oxus entered into the Business Combination Agreement by and among Oxus, Newco and Borealis. Pursuant to the Business Combination Agreement, among other things: (a) Oxus will domesticate and continue as a corporation existing under the laws of the Province of Ontario, Canada; (b) on the Closing Date, Newco and Borealis will amalgamate in accordance with the terms of the Plan of Arrangement, with Amalco surviving the Borealis Amalgamation as a wholly-owned subsidiary of New Oxus; and (c) on the Closing Date, immediately following the Borealis Amalgamation, Amalco and New Oxus will amalgamate, with New Borealis surviving the New Oxus Amalgamation. The Business Combination Agreement was unanimously approved by Oxus’ and Borealis’ respective board of directors. Under the Business Combination Agreement, Borealis Shareholders will receive from New Oxus, in the aggregate, a number of New Borealis Common Shares equal to (a) the Borealis Value divided by (b) $10.00.

Shareholder Support Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and certain Borealis Shareholders entered into the Shareholder Support Agreements pursuant to which, among other things, such Borealis Shareholders have agreed to vote their Borealis Shares in favor of the Business Combination and not sell or transfer their Borealis Shares.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and the Sponsor entered into the Sponsor Support Agreement pursuant to which, among other things, the Sponsor agreed to (A) vote its Founder Shares in favor of the Business Combination and Oxus Proposals, (B) not redeem its Founder Shares, (C) waive certain of its anti-dilution rights, (D) convert the Sponsor Convertible Notes, and (E) forfeit certain of its Founder Shares as a part of incentive equity compensation for directors, officers and employees of New Borealis (subject to terms and conditions set forth in the Sponsor Support Agreement).

Registration Rights Agreement

In connection with the Closing, Oxus and certain Borealis Shareholders and the Holders will enter into the Registration Rights Agreement, pursuant to which Oxus will be obligated to file a registration statement to register the resale of certain securities of Oxus held by the Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Lock-Up Agreements

In connection with the Closing, Oxus and certain Subject Party will enter into Lock-Up Agreements, pursuant to which (A) 50% of the shares of the Restricted Securities will be locked-up during the period commencing from the Closing and ending on the earlier to occur of (i) 12 months after the date of the Closing and (ii) the date on which the closing price of the New Borealis Common Shares equals or exceeds $12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any 20-trading days within a 30-trading day period starting after the Closing, and (B) 50% of the Restricted Securities will be locked-up during the period commencing from the Closing and ending on 12 months after the date of the Closing, subject to certain specifications and exceptions.

Extension

On March 2, 2023, Oxus Shareholders approved an amendment the Extension Amendment. The Extension Amendment extends the date by which Oxus must consummate its Initial Business Combination from the Termination Date, upon additional funds being deposited into the Oxus’ trust account to up to the Extended Date.

In connection with the shareholder vote to approve the Extension Amendment, the holders of 15,300,532 Class A Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.41 per share, for an aggregate redemption amount of approximately $159.34 million, leaving approximately $20.3 million in the trust account.

The Sponsor has agreed to loan the Oxus the Extension Loan, which amount will be deposited into the trust account. On March 3, 2023, the Sponsor funded $200,000 through the Amended Note (as defined below), out of which $180,000 was deposited into the trust account as the initial deposit of the Extension Loan.

On March 15, 2023, the Sponsor funded an additional $100,000 through the Amended Note.

Amended Note

On September 8, 2022, Oxus issued a promissory note for up to approximately $1.5 million (the “Note”) to the Sponsor. The Note is non-interest bearing. The principal balance of Note is payable on the date of Initial Business Combination involving Oxus and one or more businesses (such date the “Maturity Date”). The arrangement did not include any conversion feature.

On February 28, 2023, the Note was amended to increase its principal amount to $3.5 million (the “Amended Note”). The Amended Note remains payable at Maturity Date, is non-interest bearing and does not include any conversion feature.

In March 2023, $0.3 million was funded through the Amended Note, out of which $0.18 million was deposited in the trust account as the Extension Loan and $0.12 million was used for working capital purposes.

Results of Operations

Oxus has neither engaged in any operations nor generated any revenues to date. Oxus’ only activities from February 3, 2021 (inception) through March 31, 2023, were organizational activities and those necessary to prepare for the IPO, described below. Oxus does not expect to generate any operating revenues until after the completion of the Business Combination. Oxus expects to generate non-operating income in the form of interest income on marketable securities held after the IPO. Oxus incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended March 31, 2023, Oxus had a net loss of $0.73 million, which consisted of dividend income earned on marketable securities held in trust account of $1.40 million, interest income of $2,432, foreign exchange loss of $9,120, offset by operating expenses of $2.12 million.

For the three months ended March 31, 2022, Oxus had a net loss of approximately $0.55 million, which consisted of dividend income earned on marketable securities of $14,360, offset by formation and operating costs of approximately $0.57 million.

For the year ended December 31, 2022, Oxus had a net loss of $0.30 million, which consisted of dividend income of $2.58 million, interest income of $4,010, foreign exchange gains of $1,073, offset by operating expenses of $2.89 million.

For the period from February 3, 2021 (inception) through December 31, 2021, Oxus had a net loss of $0.41 million, which consisted of dividend income of $3,964, offset by change in fair value over-allotment liability of approximately $0.02 million, and operating expenses of $0.43 million.

Liquidity

Until the consummation of the IPO, its only source of liquidity was an initial purchase of ordinary shares by the Sponsor and loans from the Sponsor.

On September 8, 2021, Oxus consummated the IPO of 15,000,000 units, at a price of $10.00 per unit, generating gross proceeds of $150.00 million. Simultaneously with the closing of the IPO, Oxus consummated the sale of 8,400,000 private warrants at a price of $1.00 per warrant in a private placement to the Sponsor and the Underwriters, generating gross proceeds of $8.40 million. On September 13, 2021, the Underwriters exercised the over-allotment option in full and purchased an additional 2,250,000 units, generating gross proceeds of $22.50 million. In connection with the Underwriters’ full exercise of the over-allotment option, Oxus issued an additional 900,000 private warrants at a price of $1.00 per warrant in a private placement to the Sponsor and the Underwriters, generating gross proceeds of $0.90 million.

Following the IPO and the private placement, a total of $175.95 million was placed in the trust account (at $10.20 per Unit). Oxus incurred $4.15 million in transaction costs, including $3.45 million of underwriting fees and $0.70 million of other offering costs.

For the three months ended March 31, 2023, cash used in operating activities was $0.64 million. A net loss of $0.73 million was offset by the dividend income earned on marketable securities held in trust account of $1.40 million. Changes in operating assets and liabilities provided $1.49 million of total cash for operating activities.

For the three months ended March 31, 2022, cash used in operating activities was $0.17 million. Net loss of $0.55 million was offset by the dividend income earned on marketable securities held in trust account of $14,360. Changes in operating assets and liabilities provided $0.39 million of total cash for operating activities.

For the year ended December 31, 2022, cash used in operating activities was $2.11 million. Net loss of $0.30 million was offset by the dividend received of $2.58 million and foreign exchange gain of $1,073. Changes in operating assets and liabilities provided $0.78 million of total cash for operating activities.

For the period from February 3, 2021 (inception) through December 31, 2021, cash used in operating activities was $0.60 million. Net loss of $0.41 million was offset by the dividend received of $3,964. Changes in operating assets and liabilities provided $0.17 million of total cash for operating activities.

As of March 31, 2023, and December 31, 2022, Oxus had marketable securities held in the trust account of $20.77 million and $178.53 million respectively. Oxus intends to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete the Business Combination. To the extent that Oxus’ capital stock or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue Oxus’ growth strategies.

As of March 31, 2023, and December 31, 2022, Oxus had cash of $0.06 million and $0.68 million outside of the trust account, respectively. Oxus intends to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors may, but are not obligated to, loan Oxus funds as may be required. If Oxus complete a Business Combination, Oxus may repay such loaned amounts out of the proceeds of the trust account released to Oxus. In the event that a Business Combination does not close, Oxus may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Private Placement Warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Placement Warrants.

Going Concern

In connection with Oxus’ assessment of going concern considerations in accordance with ASC Topic 205-40 Presentation of Financial Statements — Going Concern, Oxus has until December 8, 2023 to consummate a Business Combination. If a Business Combination is not consummated by this date and an extension not requested by the Sponsor, there will be a mandatory liquidation and subsequent dissolution of Oxus. Although Oxus intends to consummate a Business Combination on or before December 8, 2023, it is uncertain that Oxus will be able to consummate a Business Combination by this time. Management has determined that the liquidity condition, coupled with the mandatory liquidation, should a Business Combination not occur, and an extension is not requested by the Sponsor, and potential subsequent dissolution raises substantial doubt about Oxus’ ability to continue as a going concern. Further to the extension of the Termination Date from March 8, 2023 to December 8, 2023, Oxus’ plan is to complete a Business Combination on or prior to December 8, 2023, however it is uncertain that Oxus will be able to consummate a Business Combination or obtain an extension by this time. No adjustments have been made to the carrying amounts of assets or liabilities should Oxus be required to liquidate after December 8, 2023.

As of March 31, 2023, and December 31, 2022, Oxus had $0.06 million and $0.68 million in its operating bank account, respectively. As of March 31, 2023, and December 31, 2022, Oxus had $20.77 million and $178.53 million of marketable securities held in the trust account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficiency of $3.89 million and $1.58 million, respectively.

Until the consummation of a Business Combination, Oxus will be using the funds not held in the trust account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

Oxus will need to raise additional capital through loans or additional investments from the Sponsor, shareholders, officers, directors, or third parties. Oxus’ officers, directors and the Sponsor may, but are not obligated to, loan Oxus funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet Oxus’ working capital needs. Accordingly, Oxus may not be able to obtain additional financing. If Oxus is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. Oxus cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Off-Balance Sheet Arrangements

Oxus has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2023 and December 31, 2022. Oxus does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Oxus has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Oxus does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than described below.

Oxus has engaged the Underwriters as advisors in connection with the Business Combination to assist Oxus in holding meetings with Public Shareholders to discuss the potential Business Combination and the target business’ attributes, introduce Oxus to potential investors that are interested in purchasing Oxus’ securities in connection with the Initial Business Combination, assist Oxus in obtaining shareholder approval for the Business Combination and assist Oxus with its press releases and public filings in connection with the Business Combination. Oxus will pay the Underwriters a cash fee of up to an aggregate of $5.23 million for such services upon the consummation of the Business Combination (exclusive of any applicable finders’ fees which might become payable); provided that up to 25% of the fee may be allocated at its sole discretion to other Financial Industry Regulatory Authority members that assist Oxus in identifying or consummating an Initial Business Combination.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Oxus has identified the following as its critical accounting policies:

Warrants

Oxus does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Oxus evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15.

Oxus accounts for the public warrants and private warrants collectively (“warrants”), as either equity or liability-classified instruments based on an assessment of the specific terms of the warrants and the applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance of the warrants and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, such warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, such warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash gain or loss on the statements of operations. Oxus evaluated the warrants in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” and concluded that they met the criteria for equity classification and are required to be recorded as part a component of additional paid-in capital at the time of issuance.

Class A Ordinary Shares Subject to Possible Redemption

Oxus accounts for its Class A Shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A Shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Oxus’ control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Oxus’ ordinary shares feature certain redemption rights that are considered to be outside of Oxus’ control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2023 and December 31, 2022, 1,949,468 and 17,250,000 shares of Class A Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of Oxus’ balance sheets, respectively.

Net Loss Per Ordinary Share

Oxus complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Oxus applies the two-class method in calculating earnings per share. Accretion associated with the redeemable shares of Class A Shares is excluded from EPS as the redemption value approximates fair value.

Recent Accounting Pronouncements

In August 2020, FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments.

The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2023, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. Oxus is currently evaluating the impact of ASU 2020-06 on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the financial statements.

MANAGEMENT OF NEW BOREALIS AFTER THE BUSINESS COMBINATION

The New Borealis Articles that will become effective upon the completion of the Arrangement will provide that the minimum number of directors New Borealis may have is one and the maximum number of directors New Borealis may have is ten. Upon completion of the Business Combination, the New Borealis Board is expected to be comprised of seven directors. Pursuant to the OBCA, where empowered by a special resolution, the New Borealis directors may, between meetings of shareholders, appoint one or more additional directors, but the number of additional directors may not exceed one third times the number of directors required to have been elected at the last annual meeting of shareholders.

The table below provides the names and ages of, and the positions to be held by, the individuals currently identified to serve as directors and executive officers of New Borealis following the Closing.

Directors and Executive Officers	Age	Position/Title
Reza Soltanzadeh	50	Director and Chief Executive Officer
Barthelemy Helg	58	Director and Chairman
Pouneh Rahimi	55	Chief Legal Officer
Stephen Wegrzyn	58	Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

Reza Soltanzadeh, M.D. is a co-founder of Borealis Foods and has served as its Chief Executive Officer and a member of Borealis’ board of directors since July 2019. Prior to founding Borealis, Dr. Soltanzadeh served as the Chief Executive Officer of IIIC Investment Group, an emerging markets multibillion-dollar food-focused buyout firm, from February 2003 to May 2016. Dr. Soltanzadeh has continued to serve as a founder and partner of Z Ventures, Inc., an early-stage green technology investment company, since its founding in March 2008. Dr. Soltanzadeh obtained his M.D. from the University of Manipal, India. Dr. Soltanzadeh is qualified to serve on the board of directors of New Borealis due to his business and technical expertise, along with his strategic insight into Borealis’ business as its current Chief Executive Officer.

Barthelemy Helg is a co-founder of Borealis and has served as the Chairman of Borealis’ board of directors since July 2019. Mr. Helg has served as Chairman of Dara Capital AG, a FINRA and SEC registered investment advisory and wealth management company since March 2015. Mr. Helg currently serves as a Director of AB2 Bio Ltd, a biotech company he co-founded focused on treatment of rare autoimmune diseases since July 2010. Mr. Helg served as Managing Partner of Lombard Odier & Co, where he was a member of the Finance Risk and Credit committees, from April 2000 to December 2006. Prior to that, he was Vice President for Mergers and Acquisitions of Nestle S.A. from January 1998 to March 2000. Mr. Helg began his carrier as an investment banker at Goldman Sachs. Mr. Helg obtained his M.L. from the University of Geneva, Switzerland, his L.L.M. from New York University and an MBA from Harvard Business School. He is also admitted to the New York Bar. Mr. Helg is qualified to serve on the board of directors of New Borealis due to his extensive experience working with entrepreneurial companies and his experience in the food industry.

Pouneh Rahimi has served as Borealis Foods’ Chief Legal Officer since July 2019. Ms. Rahimi also serves as legal counsel at Rahimi Law Office, a position she has held since September 2003. In this role, Ms. Rahimi serves as part-time general counsel to select technology companies, addressing their day-to-day legal matters arising in connection with ongoing operations including negotiation of strategic contracts and technology licensing. Ms. Rahimi has over 25 years of experience working with companies in the high-tech industry both as a lawyer and trusted business advisor. Ms. Rahimi’s practice has focused on general corporate and business matters including corporate governance and compliance, intellectual property development and licensing, trademarks (in the US and Canada), and private debt and equity financing. Earlier in her career, Ms. Rahimi served as a general counsel to MRO Software, Inc. formally a publicly traded company on Nasdaq, as well as a corporate associate at Nixon Peabody LLP. Ms. Rahimi obtained her J.D. from the New England School of Law and her B.A. from McGill University. Ms. Rahimi is licensed to practice law in New York, Massachusetts, and Ontario.

Steve Wegrzyn has served as Borealis Foods’ Chief Financial Officer since July 2020. Prior to joining Borealis, Mr. Wegrzyn served as the Interim Chief Financial Officer and Integration Specialist for Shed Financial Services, a financial services company, from January 2019 to July 2020. Prior to Shed Financial Services, Mr. Wegrzyn served as Chief Financial Officer for Diesel Laptops, an automotive software company, from January 2018 to November 2018. Mr. Wegrzyn held several interim CFO consulting positions from Jan 2015 to March 2018 in various industries including computer manufacturing, chemical manufacturing, waste transportation, trucking, and food manufacturing. Mr. Wegrzyn began his career as an accountant at Ernst and Young. Mr. Wegrzyn obtained his B.S. in Accounting and Finance from the Darla Moore School of Business of the University of South Carolina.

Corporate Governance

Board Committees

Upon consummation of the Business Combination, New Borealis will establish a separately standing audit committee, nominating and governance committee and compensation committee, each of which will have the composition and responsibilities described below. Each of the below committees will have a written charter approved by the New Borealis Board. Each of the committees will report to the New Borealis Board as such committee deems appropriate and as the New Borealis Board may request. Copies of each committee charter will be posted on the investor relations section of New Borealis’ website. Members will serve on these committees until their resignation or until otherwise determined by the New Borealis Board. In addition, from time to time, special committees may be established under the direction of the New Borealis Board when necessary to address specific issues.

Audit Committee

Effective upon consummation of the Business Combination, New Borealis will establish an audit committee of the New Borealis Board, which is expected to be comprised of [•], [•] and [•]. The New Borealis Board is expected to determine that each such director is independent under the Listing Rules and under Rule 10A-3 of the Exchange Act. [•] is expected to serve as the chairman of the audit committee. Each member of the audit committee is expected to meet the financial literacy requirements of the Nasdaq and the New Borealis Board is expected to determine that [•] is an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. New Borealis will comply with National Instrument 52-110 — Audit Committees (“NI 52-110”) and intends to rely on the exemptions for U.S. listed issuers thereunder.

The New Borealis Board is expected to adopt, effective upon completion of the Business Combination, an audit committee charter, which details the principal functions of the audit committee, including:

•        appointing, compensating, retaining, evaluating, terminating and overseeing New Borealis’ independent registered public accounting firm;

•        discussing with New Borealis’ independent registered public accounting firm their independence from New Borealis’ management;

•        reviewing with New Borealis’ independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by New Borealis’ independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with New Borealis’ management and New Borealis’ independent registered public accounting firm the interim and annual financial statements that New Borealis files with the SEC;

•        reviewing and monitoring New Borealis’ accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•        reviewing New Borealis’ policies on risk assessment and risk management;

•        reviewing related party transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Nominating and Corporate Governance Committee

Effective upon consummation of the Business Combination, New Borealis will establish a nominating and corporate governance committee of the New Borealis Board, which is expected to be comprised of [•], [•] and [•]. [•] serves as chair of the nominating and corporate governance committee. The New Borealis Board will determine that each member of the nominating and governance committee is “independent” as defined in the applicable rules of Nasdaq. The nominating and governance committee’s responsibilities will include:

•        identifying and recommending candidates for membership on our board of directors;

•        recommending directors to serve on board committees;

•        reviewing and recommending corporate governance guidelines and polices;

•        reviewing proposed waivers of the code of conduct for directors and executive officers;

•        evaluating, and overseeing the process of evaluating, the performance of the New Borealis Board and individual directors; and

•        assisting the New Borealis Board on corporate governance matters.

Guidelines for selecting Director Nominees

The guidelines for selecting nominees, which will be specified in a nominating and corporate governance committee charter to be adopted by the New Borealis Board, are expected to be as follows:

•        whether the candidate is independent pursuant to the requirements of the Nasdaq;

•        whether the candidate is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of New Borealis;

•        whether the candidate has the ability to read and understand basic financial statements. The nominating and corporate governance committee also will determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the Securities and Exchange Commission;

•        whether the candidate has relevant education, experience and expertise and would be able to provide insights and practical wisdom based upon that education, experience and expertise;

•        whether the candidate has knowledge of New Borealis and issues affecting New Borealis;

•        whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company;

•        whether the candidate is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility; and

•        whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

Compensation Committee

Effective upon consummation of the Business Combination, New Borealis will establish a compensation committee, which is expected to be comprised of [•] and [•]. [•] and [•] are independent under the applicable rules of the SEC and the Nasdaq. [•] is expected to serve as chair of the compensation committee.

The New Borealis Board is expected to adopt, effective upon completion of the Business Combination, a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•        reviewing and approving corporate goals and objectives with respect to the compensation of New Borealis’ Chief Executive Officer, evaluating New Borealis’ Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

•        reviewing and setting or making recommendations to the New Borealis Board regarding the compensation of New Borealis’ other executive officers;

•        reviewing and making recommendations to the New Borealis Board regarding director compensation;

•        reviewing and approving or making recommendations to the New Borealis Board regarding New Borealis’ incentive compensation and equity-based plans and arrangements; and

•        appointing and overseeing any compensation consultants.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Independence of Directors

As a result, New Borealis will adhere to the rules of Nasdaq in determining whether a director is independent. The New Borealis Board will consult with its counsel to ensure that its determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of the Nasdaq generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Code of Business Conduct and Ethics

The New Borealis Board will adopt a code of business conduct and ethics (“Code of Ethics”) that will apply to all directors, officers and employees in accordance with applicable federal securities laws. Upon the Effective Time of Amalgamation, the Code of Ethics will be available on the Corporate Governance section of New Borealis’ website. In addition, New Borealis intends to post on the Corporate Governance section of the New Borealis website all disclosures that are required by law or the listing standards of the Nasdaq concerning any amendments to, or waivers from, any provision of the Code of Ethics rather than by filing a Current Report on Form 8-K. The reference to the New Borealis website address in this proxy statement/ prospectus does not include or incorporate by reference the information on the New Borealis website into this proxy statement/prospectus.

Insider Trading Policy

The New Borealis Board will adopt an insider trading policy on trading, and causing the trading of New Borealis securities or securities of certain other publicly traded companies while in possession of confidential information that will apply to all directors of Oxus, executive officers of Oxus and certain other employees that Oxus may designate from time to time because of their position, responsibilities or their actual or potential access to material information, and each of their respective immediate family members.

EXECUTIVE AND DIRECTOR COMPENSATION

Borealis Director and Executive Officer Compensation

Unless otherwise indicated or the context otherwise requires, references in this section of this proxy statement/prospectus to “Borealis,” “we,” “us” or “our” refers to Borealis prior to the consummation of the Business Combination. The following discussion and analysis of the compensation arrangements of our Directors and Named Executive Officers for the fiscal year ended December 31, 2022 should be read together with the compensation tables and related disclosures provided below and in conjunction with Borealis’ financial statements and related notes appearing elsewhere in this proxy statement/prospectus. Compensation information included in the following discussion is presented in actual dollar amounts.

Because Borealis will be an emerging growth company, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” when detailing the executive compensation of our executives, as such term is defined under the Exchange Act. This section discusses the material elements of compensation awarded to, earned by or paid to our principal executive officer and our two next most highly compensated executive officers. These individuals are referred to as our “named executive officers” or “NEOs.”

The compensation reported in this summary compensation table below is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of becoming a publicly-traded company, and our compensation program following the consummation of the Business Combination could vary significantly from our historical practices.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Reza Soltanzadeh	2022	—	—	—	—	—
President and Chief Executive Officer(1)
Steve Wegrzyn	2022	165,000	—	300,000	—	465,000
Chief Financial Officer(2)
Pouneh Rahimi	2022	142,398	—	—	—	142,398
Chief Legal Officer(3)

____________

(1)      Mr. Soltanzadeh did not receive any compensation for his service rendered to Borealis in 2022.

(2)      Mr. Wegrzyn was awarded 500,000 shares with an option exercise price of $0.60.

(3)      Ms. Rahimi was paid CAD$180,000 annually for 3 days a week of service. The conversion rate was of January 1, 2022 CAD$0.7911 to USD$1.00.

Narrative Disclosure to the Summary Compensation Table

Certain of the compensation paid to our named executive officers reflected in the Summary Compensation Table was provided pursuant to plans and programs which are summarized below. Mr. Soltanzadeh, Mr. Wegrzyn and Ms. Rahimi were not party to an employment agreement during 2022. For a discussion of benefits, please see below.

Executive Employment Agreements

There were no executive employment agreements in place in 2022. Upon the completion of the Business Combination, New Borealis will enter into an employment agreement with Mr. Soltanzadeh in his capacity as Chief Executive Officer. In addition, Borealis may also enter into employment agreements in the future with other NEOs. Borealis plans to engage a compensation consultant to assist with determining the compensation of its executive officers and directors.

Ms. Rahimi serves as Borealis’ Chief Legal Officer. Under Ms. Rahimi’s current arrangement, she provides services to Borealis three days a week.

Reza Soltanzadeh Employment Agreement.    Upon consummation of the Business Combination, Borealis will enter into an employment agreement with Mr. Soltanzadeh in his capacity as Chief Executive Officer. This summary of Mr. Soltanzadeh’s employment agreement is qualified in its entirety by reference to the actual text of the employment agreement, a copy of which will be filed as an exhibit to this prospectus. The employment agreement provides for an indefinite term of employment, during which time Mr. Soltanzadeh will be entitled to an annual base salary in an amount to be determined pursuant to negotiations between him and the Compensation Committee; an annual discretionary bonus to be determined pursuant to negotiations between him and the Compensation Committee. The bonus will be based on (i) achieving corporate and personal objectives as approved by the Board; and (ii) in accordance with the terms of the applicable bonus plan, as may be amended. The discretionary bonus will be tied to the Annual Operating Plan (“AOP”) as approved by the Board. Mr. Soltanzadeh may receive a bonus in excess of the target noted above if corporate performance exceeds AOP.

If approved by the New Borealis’ shareholders, Borealis intends to establish a share incentive plan (the “Share Incentive Plan”) that will become effective upon the consummation of the Business Combination. Once established, Mr. Soltanzadeh will be eligible to participate in the Incentive Plan. Any awards to acquire equity securities granted thereunder would be subject to vesting provisions as well as terms limiting Mr. Soltanzadeh’s entitlements to such options following the cessation of Mr. Soltanzadeh’s employment with Borealis. Mr. Soltanzadeh would receive options entitling Mr. Soltanzadeh to acquire equity securities of Borealis representing [•]% of those outstanding.

Mr. Soltanzadeh’s employment agreement will also provide that Mr. Soltanzadeh would be eligible to participate in all employee benefit plans, programs, and arrangements made available to Borealis’ senior employees in accordance with the terms of such plans. Mr. Soltanzadeh would be eligible for four weeks’ vacation with pay per calendar year, or such greater amount as may be required by the ESA, to be taken at a time or times mutually agreeable to Mr. Soltanzadeh and Borealis.

Mr. Soltanzadeh’s employment agreement will contain an indefinite non-disparagement provision, customary confidentiality, and invention assignment covenants, as well as non-competition, non-interference and employee and customer non-solicitation covenants that will apply during the term of employment and for a period of 12 months thereafter.

If Mr. Soltanzadeh is terminated by Borealis without “cause” or due to his resignation for “good reason” (each as defined in Mr. Soltanzadeh’s contemplated employment agreement), subject to his execution and non-revocation of a general release of claims in favor of Borealis and its affiliates and his continued compliance with the restrictive covenants in the employment agreement, he would be entitled to severance consisting of (i) 12 months of working notice or payment of Mr. Soltanzadeh’s then base salary in lieu of working notice (or a combination of both, in Borealis’ discretion) (together defined as the “Notice Period”); (ii) if applicable, payment of Mr. Soltanzadeh’s car allowance and other regular wages aside from Mr. Soltanzadeh’s then base salary for the minimum statutory notice period prescribed by Ontario’s Employment Standards Act, 2000 or its regulations, as may be amended or replaced (the “ESA”), if any, that extends beyond the effective termination date; (iii) the amount of statutory severance pay as per the ESA so for Borealis to be minimally compliant with its obligations under the ESA; (iv) the benefit plan contributions necessary to maintain Mr. Soltanzadeh’s participation in health and dental benefits programs during the Notice Period. All benefits would otherwise be continued only for the minimum statutory notice period prescribed by the ESA; (v) all regular wages accrued and owing up to and including the effective termination date; (vi) all outstanding vacation pay (including any vacation pay that accrues over the minimum statutory notice period prescribed by the ESA); (vii) reimbursement for all eligible expenses that have been incurred by Mr. Soltanzadeh and remain owing as of the effective termination date upon Mr. Soltanzadeh’s provision of appropriate vouchers and receipts; and (viii) any other minimum statutory entitlement that may be owing to Mr. Soltanzadeh under the ESA, without duplication.

Elements of Compensation

In 2022, Borealis’ compensation program consisted primarily of the following elements: base salary, long-term incentives, and benefit and perquisite programs.

Base Salary

Historically, Borealis has provided base salary as a fixed source of compensation for its executive officers. Base salaries for NEOs are established based on the scope of their responsibilities, competencies, and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such NEO’s total compensation package. Base salaries are reviewed annually and increased for merit reasons based on the executive’s success in meeting or exceeding individual objectives. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness.

Long Term Equity Compensation Plans

The purpose of the Borealis Share Incentive Plan is to promote the success and enhance the value of Borealis and its subsidiaries by linking the individual interests of the members of the board of directors, employees, and consultants to those of Borealis’ shareholders and other stakeholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Borealis Shareholders. The Borealis Share Incentive Plan will also provide flexibility to Borealis in its ability to motivate, attract, and retain the services of members of the board of directors, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of Borealis’ operation will be largely dependent. The below sections summarize certain principal features of the Borealis Share Incentive Plan and are qualified in their entirety by reference to the complete text of the Share Incentive Plan included as Annex K to this S-4. Upon the closing of the Business Combination, Borealis intends to establish a new share incentive plan, the Equity Incentive Plan, which will be adopted by the New Borealis Board. At that time the current Borealis Share Incentive Plan will be terminated. Pursuant to Section 2.02(b)(ii) of the Business Combination Agreement all options granted by Borealis that are outstanding immediately prior to the Closing Date shall be fully vested and exercised, in full, for Company Shares, whether or not they are exercisable or vested. For more information refer to the Incentive Plan Proposal section of the S-4.

Plan Administration.    The Borealis Share Incentive Plan is administered by Borealis’ board of directors.

Eligibility.    Employees, officers or directors of Borealis (or its Affiliates) or any independent contractor dealing with Borealis (or its Affiliates) or providing services to Borealis are eligible to receive awards under the Borealis Share Incentive Plan.

Stock Options.    Only stock options have been granted under the Borealis Share Incentive Plan. The Borealis Board determines the term of the option, which may be up to 10 years from the grant date, the number and classes of shares subject to an option, and the exercise price than an option may be exercised. The term of an option and the exercise price of an option are each indicated on the option certificate.

Upon a participant’s termination of service, other than for cause, a participant may exercise the vested portion of his or her option, including any portion that would vest in the 30 days following such termination, for 30 days following such termination. If a participant’s service terminates for cause, all options held by such participant, whether vested or unvested, will terminate immediately. In no event will an option remain exercisable beyond its original term. If a participant does not exercise an option within the prescribed period following termination of employment, the option will terminate.

Vesting.    Vesting is based on the date that the options were first granted to a participant, as specified option certificate. The options shall become subject to purchase according to the vesting schedule set forth on the back of the option certificate. Once options are vested, the participant owns them, and they remain valid until they expire or have been exercised. Unless otherwise agreed to by Borealis or so indicated in the terms and conditions of the participant’s option certificate, if a participant leaves Borealis prior to vesting, the unvested options immediately lapse (the participant gives up the unvested options and would not be able to exercise them).

Non-Transferability of Awards.    Options granted under the Borealis Share Incentive Plan are generally not transferable except by will or by the laws of intestacy and shall be exercisable, during the lifetime of the participant to whom the option is granted, only by the participant (or, during any period in which the participant lacks capacity, by the participant’s personal or legal representatives) and, upon the death of the participant, by the participant’s heirs, executors, administrators or personal or legal representatives.

Certain Adjustments.    If any change that is made in, or other events that occur with respect to, common shares subject to the Borealis Share Incentive Plan, including through a recapitalization, merger, consolidation, stock dividend, stock split, combination or exchange or any similar equity restructuring transaction, Borealis may appropriately adjust awards under the Borealis Share Incentive Plan in order to prevent dilution or enlargement of the rights granted to participants under their award agreements.

Liquidity Events.    The Borealis Board has full discretion as to the acceleration of the vesting of options upon any liquidity event. In the event of an IPO, the Borealis Shareholders would own shares of the public company.

Amendment and Termination.    The Borealis Board may at any time by resolution amend, suspend or terminate the Borealis Stock Option Plan in any manner whatsoever, as it deems appropriate. Unless required by applicable securities law or the rules of any applicable stock exchange, no such amendment may materially and adversely affect the rights of a participant under any option then outstanding without the consent of such participant.

Health and Welfare Plans

The Borealis named executive officers are eligible to participate in the employee benefit plans that Borealis offers to its employees generally, including medical, life and accidental death and dismemberment, and short- and long-term disability benefits in Canada and the United States, and basic and extended health care, dental, counseling services, disability, life and accidental death and dismemberment insurance and survivor benefits in Canada.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2022, which were granted under the Borealis Stock Plan. The numbers in the following table have not been adjusted to reflect any adjustment in contemplation of the Business Combination transaction.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steve Wegrzyn, Chief Financial Officer(1)(2)	—	500,000	$0.60	January 10, 2032

____________

(1)      Mr. Wegrzyn’s stock option is subject to a five-year vesting schedule, with 100% of the options vesting on January 10, 2027, subject to the option holder’s continuous service through each vesting date.

(2)      In the event of a change of control event, the optioned shares will automatically vest in full, immediately prior to the occurrence of the change of control event.

Director Compensation

No non-employee directors received any cash or equity compensation for services rendered to Borealis during the year ended December 31, 2022.

	Option Awards ($)	Total ($)
Barthelemy Helg(1)	—	—

____________

(1)      Mr. Helg was not compensated for his services rendered to Borealis in 2022.

	Option Awards ($)	Total ($)
Barthelemy Helg(1)	—	—

____________

(1)      Mr. Helg was not compensated for his services rendered to Borealis in 2022.

Oxus Director and Executive Officer Compensation

No executive officer has received any cash compensation for services rendered to Oxus. Commencing on September 8, 2021, through the acquisition of a target business or our liquidation of the trust account, we will pay our Sponsor $10,000 per month for providing us with general and administrative services, including office space, utilities and administrative support. However, this arrangement is solely for our benefit and is not intended to provide our officers or directors compensation in lieu of a salary.

Other than the $10,000 per month administrative fee and the repayment of up to $3,500,000 in loans from our Sponsor, no compensation or fees of any kind, including finder’s, consulting fees and other similar fees, will be paid to our Sponsor, initial shareholders, members of our management team or their respective affiliates, for services rendered prior to or in connection with the consummation of our Initial Business Combination (regardless of the type of transaction that it is). However, they will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and Business Combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

After our Initial Business Combination, members of our management team who remain with us may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. However, the amount of such compensation may not be known at the time of the shareholder meeting held to consider an Initial Business Combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K or a periodic report, as required by the SEC.

CERTAIN BOREALIS RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Party Loans

On November 29, 2022, Reza Soltanzadeh, on behalf of Zagros Ventures, Inc. (“Zagros”) entered into a Postponement of Shareholder Loans Agreement, by and between Borealis and Zagros Ventures Inc., pursuant to which in consideration of Oxus making the Oxus Loan or any part thereof to Borealis and in consideration of the premises, Zagros agreed that any claim of Oxus in respect of the Oxus Loans will take precedence over and be fully paid in priority to the loan made by Zagros and repayment be postponed in favor of Oxus, including any right, title and interest in any security in respect of such loans made by Zagros to Borealis.

On November 29, 2022, Barthelemy Helg entered into a Postponement of Shareholder Loans Agreement, by and between Borealis and Mr. Helg, pursuant to which in consideration of Oxus making the Oxus Loan or any part thereof to Borealis and in consideration of the premises, Mr. Helg agreed that any claim of Oxus in respect of the Oxus Loans will take precedence over and be fully paid in priority to the loan made by Mr. Helg and repayment be postponed in favor of Oxus, including any right, title and interest in any security in respect of such loans made by Mr. Helg to Borealis.

On December 31, 2019, Borealis issued two demand promissory notes to Barthelemy Helg, pursuant to which Borealis borrowed an aggregate principal amount of $1.2 million. On December 31, 2020, Borealis issued two demand promissory notes to Barthelemy Helg, pursuant to which Borealis borrowed an aggregate principal amount of $3.0 million. On February 2, March 18, March 31, June 8, June 23, and December 1, 2022, Borealis issued demand promissory notes to Barthelemy Helg, pursuant to which Borealis borrowed a principal amount of $1.5 million, $1.0 million, $937,167, $500,000, $350,000, and $36,625, respectively. The principal amount of each such loan bears interest at the annual rate of 10%.

Shareholder Support Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and certain Borealis Shareholders entered into Shareholder Support Agreements pursuant to which, among other things, such Borealis Shareholders have agreed to vote their Borealis shares in favor of the Business Combination and not sell or transfer their Borealis shares.

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Shareholder Support Agreement.”

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and the Sponsor entered into the Sponsor Support Agreement pursuant to which, among other things, Sponsor agreed to (A) vote its Founder Shares in favor of the Business Combination and Oxus Proposals, (B) not redeem its Founder Shares, (C) waive certain of its anti-dilution rights, (D) convert the Sponsor Convertible Notes, and (E) forfeit certain of its Founder Shares as a part of incentive equity compensation for directors, officers and employees of New Borealis (subject to terms and conditions set forth in the Sponsor Support Agreement).

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Support Agreement.”

Registration Rights Agreements

In connection with the Closing, Oxus and the Holders are required to enter into the Registration Rights Agreement, pursuant to which Oxus will be obligated to file a registration statement to register the resale of certain securities of Oxus held by the Holders. The Registration Rights Agreement will also provide the Holders with “piggyback” registration rights, subject to certain requirements and customary conditions.

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Registration Rights Agreements.”

Lock-Up Agreements

In connection with the Closing, Oxus and certain directors/officers/5% or greater shareholders of Borealis (each, a “Subject Party”) are required enter into Lock-Up Agreements, pursuant to which (A) 50% of the Restricted Securities will be locked-up during the period commencing from the Closing and ending on the earlier to occur of (i) 12 months after the date of the Closing and (ii) the date on which the closing price of New Borealis Common Shares equals or exceeds $12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any 20 trading days within a 30-trading day period starting after the Closing, and (B) 50% of the Restricted Securities will be locked-up during the period commencing from the Closing and ending 12 months after the date of the Closing, subject to certain specifications and exceptions.

For additional information, see the section entitled “Oxus Shareholder Proposal No. 1 — The Business Combination Proposal — Certain Agreements Related to the Business Combination — Lock-Up Agreements.”

CERTAIN OXUS RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On March 22, 2021, Oxus issued an aggregate of 8,625,000 Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.003 per share, to Oxus’ Sponsor. In addition, Oxus issued 200,000 Class A ordinary shares, at a price of $0.0001 per share, to each of the Underwriters and/or their respective designees for an aggregate of 400,000 Class A ordinary shares in a private placement in March 2021. On June 10, 2021 and July 14, 2021, Oxus’ Sponsor forfeited an aggregate of 4,312,500 founder shares, such that Oxus’ Sponsor owned an aggregate of 4,312,500 founder shares. In addition, on June 10, 2021 and July 14, 2021, each of the Underwriters forfeited 50,000 Underwriter founder shares. In July 2021, Oxus’ Sponsor transferred 50,000 founder shares to each of Oxus’ independent director nominees at their original purchase price. The Underwriters exercised their over-allotment option in full, and therefore no founder shares of Oxus Initial Shareholders is forfeited.

The Sponsor and the Underwriters (and/or their respective designees) have purchased from Oxus an aggregate of 8,400,000 Private Placement Warrants at $1.00 per warrant for a total purchase price of $8,400,000, in a private placement that occurred simultaneously with the consummation of the IPO. Among the Private Placement Warrants, 7,650,000 warrants were purchased by Oxus’ Sponsor and 375,000 warrants were purchased by each of the Underwriters. In connection with the Underwriters’ exercise of their over-allotment option in full, Oxus’ Sponsor and the Underwriters purchased from Oxus 900,000 additional Private Placement Warrants, including 40,179 Private Placement Warrants purchased by each of the Underwriters, at a price of $1.00 per warrant, in an amount that is necessary to maintain in the trust account $10.20 per unit sold to the public in the IPO. These additional Private Placement Warrants were purchased in a private placement that occurred simultaneously with the purchase of units resulting from the exercise of the over-allotment option. The purchase price for the Private Placement Warrants was delivered to an escrow account at least 24 hours prior to the closing of the IPO and was deposited into the trust account simultaneously with the consummation of the offering. The Private Placement Warrants are identical to the warrants underlying the units sold in the IPO. Oxus Initial Shareholders have agreed not to transfer, assign or sell any of the Private Placement Warrants (except to certain permitted transferees) until after the completion of Oxus’ Initial Business Combination. Furthermore, Oxus Initial Shareholders have agreed (A) to vote the private shares in favor of any proposed Business Combination, (B) not to convert any private shares in connection with a shareholder vote to approve a proposed Initial Business Combination or sell any private shares to Oxus in a tender offer in connection with a proposed Initial Business Combination and (C) that the private shares will not participate in any liquidating distribution from Oxus’ trust account upon winding up if a Business Combination is not consummated. In the event of a liquidation prior to Oxus’ Initial Business Combination, the Private Placement Warrants will likely be worthless.

In order to meet Oxus’ working capital needs following the consummation of the IPO, Oxus’ Sponsor, initial shareholders, officers and directors or their affiliates may, but are not obligated to, loan Oxus funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of Oxus’ Initial Business Combination, without interest, or, at holder’s discretion, up to $1,500,000 of the notes may be converted into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. In the event that the Initial Business Combination does not close, Oxus may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from Oxus’ trust account other than the interest earned thereon would be used for such repayment.

The holders of Oxus’ Founder Shares issued and outstanding as of September 2, 2021, as well as the holders of the Private Placement Warrants and any warrants Oxus’ Sponsor, initial shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to Oxus (and all underlying securities), will be entitled to registration rights pursuant to an agreement signed on September 2, 2021. The holders of a majority of these securities are entitled to make up to two demands that Oxus register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. The holders of a majority of the Private Placement Warrants and warrants issued in payment of working capital loans made to Oxus (or underlying securities) can elect to exercise these registration rights at any time after Oxus consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to Oxus’ consummation of a Business Combination. Oxus will bear the expenses incurred in connection with the filing of any such registration statements.

Oxus’ Sponsor has agreed to loan Oxus up to $300,000 to be used for a portion of the expenses of the IPO under an unsecured promissory note. Oxus have repaid the $279,935 of the loan from the proceeds of the IPO not being placed in trust upon consummation of the IPO. No such amount was outstanding as of December 31, 2022.

On September 8, 2022, Oxus entered into the Promissory Note with the Sponsor pursuant to which Oxus may borrow up to an aggregate principal amount of $1,500,000. The Promissory Note is non-interest bearing and due on the date on which Oxus consummate Oxus’ Initial Business Combination. If Oxus complete a Business Combination, Oxus would repay any loaned amounts, without interest, upon consummation of the Business Combination. In the event that a Business Combination does not close, Oxus may use a portion of the working capital held outside the trust account to repay any loaned amounts but no proceeds from Oxus’ trust account would be used for such repayment. The issuance of the Promissory Note was unanimously approved by Oxus Board, including all the members of the audit committee, on September 6, 2022. As of December 31, 2022, $1.5 million was outstanding under the Promissory Note.

On February 28, 2023, Oxus entered into the Amended Note with Oxus’ Sponsor pursuant to which Oxus may borrow up to an aggregate principal amount of $3,500,000. The Amended Note amended, replaced and superseded in its entirety the Promissory Note, and any unpaid principal balance of the indebtedness evidenced by the Promissory Note has been merged into and evidenced by the Amended Note. The Amended Note is non-interest bearing and due on the date on which Oxus consummate Oxus’ Initial Business Combination. If Oxus complete a Business Combination, Oxus would repay any loaned amounts, without interest, upon consummation of the Business Combination. In the event that a Business Combination does not close, Oxus may use a portion of the working capital held outside the trust account to repay any loaned amounts but no proceeds from Oxus’ trust account would be used for such repayment. As of March 31, 2023, there was outstanding unpaid balance of $1,800,000 under the Amended Note.

Oxus’ Sponsor has agreed that, commencing on September 2, 2021 and through the earlier of Oxus’ consummation of Oxus’ Initial Business Combination or the liquidation of the trust account, it will make available to Oxus certain general and administrative services, including office space, utilities and administrative support, as Oxus may require from time to time. Oxus has agreed to pay $10,000 per month for these services. Oxus believe, based on rents and fees for similar services, that the administrative fee is at least as favorable as Oxus could have obtained from an unaffiliated person.

Oxus has entered into agreements with Oxus’ officers and directors to provide contractual indemnification in addition to the indemnification provided for in Oxus’ Articles.

Other than the $10,000 per month administrative fee, the repayment of up to $3,500,000 in loans from and the repayment of the Amended Note to Oxus’ Sponsor, no compensation or fees of any kind will be paid to Oxus’ Sponsor, initial shareholders, members of Oxus’ management team or their respective affiliates, for services rendered prior to or in connection with the consummation of Oxus’ Initial Business Combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Oxus’ behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and Business Combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by Oxus.

After Oxus’ Initial Business Combination, members of Oxus’ management team who remain with Oxus may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to Oxus’ shareholders. However, the amount of such compensation may not be known at the time of the shareholder meeting held to consider an Initial Business Combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K or a periodic report, as required by the SEC.

All ongoing and future transactions between Oxus and any of Oxus’ officers and directors or their respective affiliates will be on terms believed by Oxus to be no less favorable to Oxus than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of Oxus’ uninterested “independent” directors or the members of Oxus’ board who do not have an interest in the transaction, in either case who had access, at Oxus’ expense, to Oxus’ attorneys or independent legal counsel. Oxus will not enter into any such transaction unless Oxus’ disinterested “independent” directors determine that the terms of such transaction are no less favorable to Oxus than those that would be available to Oxus with respect to such a transaction from unaffiliated third parties.

Related Party Policy

Oxus’ code of ethics requires Oxus to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Oxus or any of Oxus’ subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Oxus’ ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Oxus’ audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent Oxus enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to Oxus than terms generally available from an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Oxus also requires each of Oxus’ directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Oxus has agreed not to consummate an Initial Business Combination with an entity that is affiliated with any of Oxus’ Sponsor, officers or directors unless Oxus have obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, that the Business Combination is fair to Oxus’ unaffiliated shareholders from a financial point of view. Oxus will also need to obtain approval of a majority of Oxus’ disinterested independent directors.

DESCRIPTION OF new BOREALIS SECURITIES

General

This section of this proxy statement/prospectus includes a description of the material terms of the New Borealis Governing Documents and of applicable Canadian laws as they will be in effect upon Closing. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. Unless stated otherwise, this description does not address any (proposed) provisions of Canadian law that have not become effective as per the date of this proxy state/prospectus. This description is qualified in its entirety by reference to the full text of the New Borealis Governing Documents, the form of which is attached to this proxy statement/prospectus as Annex J and is incorporated in this proxy statement/prospectus by reference. You are urged to read the full text of the New Borealis Governing Documents.

Share Capital

The authorized share capital of New Borealis will consist of an unlimited number of New Borealis Common Shares and a limited number of New Borealis Preferred Shares, issuable in series, to be limited in number to an amount equal to not more than 20% of the number of issued and outstanding New Borealis Common Shares at the time of the issuance of any New Borealis Preferred Shares.

Upon the consummation of the Business Combination, there will be (i) approximately 429,725 New Borealis Common Shares issued and outstanding, assuming, among other things, contractual maximum redemption scenario; and (ii) no New Borealis Preferred Shares issued and outstanding.

Share Terms — New Borealis Common Shares

Voting Rights.    Under the New Borealis Articles, the holders of the New Borealis Common Shares will be entitled to receive notice of, and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class or series of shares are entitled to vote. Each New Borealis Common Share will entitle its holder to one vote.

Dividend Rights.    Subject to the prior rights and privileges attached to any other class or series of shares, the holders of outstanding New Borealis Common Shares will be entitled to receive dividends at such times and in such amounts and form as the New Borealis Board may in their discretion from time to time determine. New Borealis will be permitted to pay dividends unless there are reasonable grounds for believing that: (i) New Borealis is, or would after such payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of New Borealis’ assets would, as a result of such payment, be less than the aggregate of its liabilities and stated capital of all classes of shares. The timing, declaration, amount and payment of any future dividends will depend on New Borealis’ financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, industry practice and other factors that the New Borealis Board deems relevant.

Preemptive Rights.    There will be no pre-emptive rights relating to the New Borealis Common Shares.

Repurchase of New Borealis Common Shares.    Under the OBCA, New Borealis will be entitled to purchase or otherwise acquire any of its issued shares, subject to restrictions under applicable securities laws and provided that New Borealis will not be permitted to make any payment to purchase or otherwise acquire any of its issued shares if there are reasonable grounds for believing that: (i) New Borealis is, or would after such payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of New Borealis’ assets would, after such payment, be less than the aggregate of its liabilities and stated capital of all classes of shares.

Liquidation.    Subject to the prior rights and privileges attached to any other class or series of shares of New Borealis, upon the voluntary or involuntary liquidation, dissolution or winding up of New Borealis, or any other distribution of assets of New Borealis among its shareholders for the purpose of winding up its affairs (such event referred to herein as a “Distribution”), each holder of New Borealis Common Shares will have the right to receive, in cash or other assets, for each New Borealis Common Share held, from out of (but only to the extent of) the remaining property of New Borealis available for distribution to shareholders of New Borealis, its pro rata share of such remaining property based on the number of New Borealis Common Shares held by such shareholder of New Borealis, and will rank equally with all holders of New Borealis Common Shares with respect to such Distribution.

Share Terms — New Borealis First Preferred Shares

Issuance in Series.    Under the New Borealis Articles and subject to the filing of Articles of Amendment in accordance with the OBCA, the New Borealis Board may issue New Borealis Preferred Shares at any time and from time to time in one or more series. Each series will consist of such number of shares as may, before the issuance thereof, be determined by the New Borealis Board. The New Borealis Board may fix, before issuance and subject to the filing of Articles of Amendment in accordance with the OBCA, the designation, rights, privileges, restrictions, and conditions for each series of New Borealis Preferred Shares, including the amount, if any, payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights, (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Dividends.    Under the New Borealis Articles, holders of each series of New Borealis Preferred Shares will be entitled, in priority to holders of New Borealis Common Shares and any other shares of New Borealis ranking junior to the New Borealis Preferred Shares with respect to the payment of dividends, to be paid ratably with holders of each other series of New Borealis Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Liquidation.    Under the New Borealis Articles, in the event of a Distribution, holders of each series of New Borealis Preferred Shares will be entitled, in priority to holders of New Borealis Common Shares and any other shares of the Corporation ranking junior to New Borealis First Preferred Shares from time to time with respect to payment on a Distribution, to be paid ratably with holders of each other series of New Borealis Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

The issuance of New Borealis Preferred Shares and the terms thereof, as determined by the New Borealis Board, may potentially result in a reduction of earnings and assets available for distribution to holders of the New Borealis Common Shares. In addition, the rights and powers, including the voting rights, of the holders of New Borealis Common Shares may be adversely affected without requiring any further vote or action by the holders of the New Borealis Common Shares. The issuance of preferred shares, or the issuance of rights to purchase them, could impede a third party from acquiring a majority of New Borealis’ outstanding voting shares, thereby potentially delaying, deferring or preventing a change of control of New Borealis or an unsolicited acquisition proposal, or making the removal of management more difficult. Additionally, the issuance of New Borealis Preferred Shares may have the effect of decreasing the market price of the New Borealis Common Shares.

Dissent Rights

Under the OBCA, shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith, determined as of the close of business on the day before the resolution approving the action entitling a shareholder to dissent rights, is exercised. The dissent right is applicable where the corporation resolves to: (i) amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation; (ii) amend its articles to add, remove or change any restrictions on the business or businesses it is permitted to carry on or the powers it may exercise; (iii) amalgamate with another corporation, subject to certain exceptions; (iv) be continued under the laws of another jurisdiction; or (v) sell, lease or exchange all or substantially all of its property. In addition, holders of a class or series of shares of an OBCA corporation are, in certain circumstances and, in the case of items (a), (b) and (e) below, unless the articles of the corporation provide otherwise, entitled to exercise dissent rights and be paid the fair value of their shares if the corporation resolves to amend its articles to (a) increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series; (b) effect an exchange, reclassification or cancellation of the shares of such class or series; (c) add to, remove or change the rights, privileges, restrictions or conditions attached to the shares of such class or series; (d) add to the rights or privileges of any class or series of shares having rights or privileges equal or superior to the shares of such class or series; (e) create a new class or series of shares equal or superior to the shares of such class or series, except in certain circumstances; (f) make a class or series of shares having rights or privileges inferior to the shares of such class or series equal or superior to the shares of such class or series; (g) effect an exchange or create a right of exchange of the shares of another class or series into the shares of such class of series; or (h) add, remove or change restrictions on the issue, transfer or ownership of the shares of such class of series. A dissenting shareholder may only claim fair value with respect to all shares of a class held by the dissenting shareholder. To object to the resolution triggering a shareholder’s dissent rights, the dissenting shareholder will send to the corporation, at or before any meeting of shareholders to pass such resolution, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Transfer of New Borealis Common Shares

Subject to the rules of any stock exchange on which New Borealis Common Shares are posted or listed for trading, no transfer of a security issued by New Borealis will be registered except upon (i) presentation of the security certificate representing the security with an endorsement by an appropriate person (as defined in the Securities Transfer Act (Ontario) and which complies with the OBCA, together with such reasonable assurance that the endorsement is genuine and effective as the New Borealis Board may require), (ii) payment of all applicable taxes and fees, and (iii) compliance with the New Borealis Articles. If no security certificate has been issued by New Borealis in respect of a security issued by New Borealis, clause (i) above may be satisfied by presentation of a duly executed security transfer power, together with such reasonable assurance that the security transfer power is genuine and effective as the directors may require.

Notices

For the purpose of determining shareholders of New Borealis entitled to receive notice of or to vote at a meeting of shareholders of New Borealis, the New Borealis Board may fix in advance a date as the record date for that determination of shareholders of New Borealis, but that record date will not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. Notice of the time and place of a meeting of shareholders of New Borealis must be sent to each shareholder of New Borealis entitled to vote at the meeting not less than 21 days and not more than 50 days before the meeting.

Amendment/Variation of Class Rights

Under the OBCA, certain fundamental changes, such as changes to authorized share capital, certain amendments to a corporation’s articles, certain amalgamations, certain continuances, certain arrangements, sales, leases or other exchanges of all or substantially all of the property of a corporation (other than in the ordinary course of business of the corporation), certain going private transactions, certain winding up and certain dissolutions are required to be approved by special resolution.

A special resolution is a resolution (i) submitted to a special meeting of the shareholders of a corporation duly called for the purpose of considering the resolution and passed at the meeting by a majority of at least two-thirds of the votes cast; or (ii) consented to in writing by all shareholders entitled to vote on the resolution.

In certain cases, an action that affects a class or series of shares of a corporation in a manner different from the manner in which any other class or series of shares of the corporation would be affected by such action must be approved separately by the holders of the class or series of shares being affected by special resolution.

New Borealis Directors — Appointment and Retirement

The New Borealis By-laws will provide that the New Borealis Board will consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, will consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as will be fixed from time to time by resolution of the shareholders of New Borealis.

The New Borealis Articles will provide that New Borealis will have a board of directors consisting of a minimum of 3 directors and a maximum of 13 directors.

Directors are generally elected by shareholders by ordinary resolution; however, the New Borealis Articles will also provide that the New Borealis Board may, between annual meetings, appoint one or more directors to hold office until the close of the next annual meeting of shareholders of New Borealis, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders of New Borealis.

The New Borealis By-laws will specify that all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting. Directors are eligible for re-election or reappointment.

New Borealis Directors — Voting

Questions arising at any meeting of the New Borealis Board will be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting will not have a second or casting vote. A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors, as the case may be. A resolution in writing dealing with all matters required by the OBCA to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the OBCA relating to meetings of directors.

Powers and Duties of New Borealis Directors

Under the OBCA, the directors are charged with the management, or supervision of the management, of the business and affairs of New Borealis. In discharging their responsibilities and exercising their powers, the legislation requires that the directors: (a) act honestly and in good faith with a view to the best interests of the corporation; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. These duties are commonly referred to as the directors’ “fiduciary duties” of loyalty and care, respectively. Further, the directors’ responsibilities may not be delegated (or abdicated) to shareholders and include the obligation to consider the long-term best interests of the Corporation and it may be appropriate for the directors of New Borealis to consider (and not unfairly disregard) a broad set of stakeholder interests including the interests of shareholders, employees, suppliers, creditors, consumers, government and the environment.

Directors’ and Officers’ Indemnity

Under Section 136 of the OBCA, New Borealis may indemnify a current or former director or officer or another individual who acts or acted at New Borealis’ request as a director or officer, or an individual acting in a similar capacity, of another entity (collectively, “Indemnified Persons”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by any such Indemnified Person in respect of any civil, criminal, administrative, investigative or other proceeding in which the Indemnified Person is involved because of that association with New Borealis or other entity, if (i) the Indemnified Person acted honestly and in good faith with a view to the best interests of New Borealis or, as the case may be, to the best interests of the other entity for which the individual acted as a director or office or in a similar capacity at New Borealis’ request (the “Fiduciary Condition”), and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that such Indemnified Person’s conduct was lawful (together with the Fiduciary Condition, the “Discretionary Indemnification Conditions”).

Notwithstanding the foregoing, the OBCA provides that an Indemnified Person is entitled to indemnity from New Borealis in respect of all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the Indemnified Person is subject because of such Indemnified Person’s association with New Borealis or other entity described above, if the Indemnified Person (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done, and (ii) fulfills the Discretionary Indemnification Conditions (collectively, the “Mandatory Indemnification Conditions”). New Oxus may advance money to an Indemnified Person for the costs, charges and expenses of such a proceeding, but the Indemnified Person will repay the money if the Indemnified Person does not fulfill the Fiduciary Condition. The indemnification or advance of money may be made in connection with a derivative action only with court approval and only if such Indemnified Person fulfils the Fiduciary Condition.

Subject to the aforementioned prohibitions on indemnification, an indemnifiable person will be entitled to indemnity from the corporation in respect of all costs, charges, and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, administrative, investigative, or other proceeding to which the indemnifiable person is subject because of the indemnifiable person’s association with the corporation or other entity as described above, if the person seeking indemnity: (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done; and (ii) fulfills the Discretionary Indemnification Conditions.

The OBCA also provides that New Borealis may purchase and maintain insurance for the benefit of an Indemnified Person against any liability incurred by such Indemnified Person, in the Indemnified Person’s capacity as a director or officer of New Borealis or in the Indemnified Person’s capacity as a director or officer, or a similar capacity, of another entity, if the Indemnified Person acts or acted in that capacity at New Borealis’ request.

As permitted by the OBCA, the New Borealis By-laws will require New Borealis to indemnify directors or officers of New Borealis, former directors or officers of New Borealis or other individuals who act or acted at New Borealis’ request as directors or officers, or other individuals acting in a similar capacity, of another entity, to the extent permitted by the OBCA. Because the New Borealis By-laws will require that indemnification be subject to the OBCA, any indemnification that New Borealis provides is subject to the same restrictions set out in the OBCA which are summarized, in part, above.

Compulsory Acquisitions

The OBCA provides that, if within 120 days after the date of a take-over bid or an issuer bid, the bid is accepted by the holders of not less than 90% of the securities of any class of securities of New Borealis to which the bid relates, other than securities held at the date of the bid by or on behalf of the offeror, or an affiliate or associate of the offeror, the offeror is entitled, upon complying with the OBCA, to acquire the securities held by offerees who do not accept the bid.

Foreign Private Issuer

Following the completion of the Business Combination, after June 30, 2024, New Borealis may qualify as a “foreign private issuer” under SEC rules. Consequently, for so long as New Borealis continues to meet such qualification, New Borealis will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. New Borealis will be required to file its annual report on Form 20-F with the SEC and will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by New Borealis to its shareholders.

If New Borealis qualifies as a foreign private issuer status, under existing rules and regulations, New Borealis will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. New Borealis will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, New Borealis’ directors, officers and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of New Borealis ordinary shares.

Further, Nasdaq rules permit a foreign private issuer, subject to certain exceptions, to follow the corporate governance practices of its home country, in lieu of its corporate governance requirements.

Listing of New Borealis Securities

New Borealis has applied to have the New Borealis Common Shares and New Borealis Warrants listed on the Nasdaq. Listing is subject to the approval of the Nasdaq, in accordance with its original listing requirements. There can be no assurance that the Nasdaq will approve New Borealis’ listing applications. Any such listing of the New Borealis Common Shares and New Borealis Warrants will be conditional upon New Borealis fulfilling all of the listing requirements and conditions of the Nasdaq. It is anticipated that upon the Closing, the New Borealis Common Shares and the New Borealis Warrants will be listed on the Nasdaq under the ticker symbol “BRLS” and “BRLSW,” respectively.

Certain Insider Trading and Market Manipulation Laws

U.S. law contains rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this proxy statement/prospectus and should not be viewed as legal advice for specific circumstances.

In connection with its listing on the Nasdaq, New Borealis will adopt an insider trading policy. This policy will provide for, among other things, rules on transactions by members of the New Borealis Board and New Borealis employees in New Borealis Common Shares or in financial instruments the value of which is determined by the value of the shares.

United States

United States securities laws generally prohibit any person from trading in a security while in possession of material non-public information or assisting someone who is engaged in doing the same. The insider trading laws cover not only those who trade based on material non-public information, but also those who disclose material nonpublic information to others who might trade on the basis of that information (known as “tipping”). A “security” includes not just equity securities, but any security (e.g., derivatives). Thus, members of the New Borealis Board, officers and other employees of New Borealis may not purchase or sell shares or other securities of New Borealis when he or she is in possession of material non-public information about New Borealis (including New Borealis’ business, prospects or financial condition), nor may they tip any other person by disclosing material non-public information about New Borealis.

Rule 144

All New Borealis Common Shares and New Borealis Warrants received by Borealis Shareholders in the Business Combination are expected to be freely tradable, except that New Borealis Common Shares and New Borealis Warrants received in the Business Combination by persons who become affiliates of New Borealis for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of New Borealis generally include individuals or entities that control, are controlled by or are under common control with, New Borealis and may include the directors and executive officers of New Borealis as well as its principal shareholders.

Registration Rights

Pursuant to the Registration Rights Agreement, New Borealis will agree that, within 30 calendar days after the Closing, New Borealis will file with the SEC (at New Borealis’ sole cost and expense) the Registration Statement, and New Borealis shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act by the SEC as soon as reasonably practicable after the initial filing thereof. In certain circumstances, the holders can demand New Borealis’ assistance with underwritten offerings and block trades. The holders will be entitled to customary piggyback registration rights.

New Borealis Warrants

New Borealis will assume the Warrant Agreement pursuant to the terms of the Arrangement and enter into such amendments thereto as are necessary to give effect to the provisions of the Business Combination Agreement, and each Oxus Warrant then outstanding and unexercised will automatically without any action on the part of its holder be converted into a New Borealis Warrant. Each New Borealis Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding Oxus Warrant immediately prior to the Amalgamation, except to the extent such terms or conditions are rendered inoperative by the Business Combination. Accordingly, following the Amalgamation: (A) each New Borealis Warrant will be exercisable solely for New Borealis Common Shares; (B) the number of New Borealis Common Shares subject to each New Borealis Warrant will be equal to the number of Class A Shares subject to the applicable Oxus Warrant; and (C) the per share exercise price for the New Borealis Class A Common Shares issuable upon exercise of such New Borealis Warrant will be equal to the per share exercise price for the Class A Shares subject to the applicable Oxus Warrants, as in effect immediately prior to the Amalgamation. The terms of the Warrant Agreement are described below.

Oxus Public Warrants

Each warrant entitles the registered holder to purchase one Class A Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Initial Business Combination. However, no warrants will be exercisable for cash unless Oxus has an effective and current registration statement covering the Class A Shares issuable upon exercise of the warrants and a current prospectus relating to such Class A Shares.

Oxus has agreed that as soon as practicable after the closing of the Initial Business Combination, Oxus will use its best efforts to file with the SEC a post-effective amendment to the registration statement of which the prospectus forms a part or a new registration statement covering the Class A Shares issuable upon exercise of the warrants. Notwithstanding the foregoing, if a registration statement covering the Class A Shares issuable upon exercise of the Public Warrants is not effective within a 60 day period following the consummation of the Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when Oxus shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of Class A Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Class A Shares for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of the Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of Oxus Warrants for Cash When the Price Per Oxus Class A Ordinary Share Equals or Exceeds $18.00

Oxus may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

•        at any time after the warrants become exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the Class A Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•        if, and only if, there is a current registration statement in effect with respect to the Class A Shares underlying such warrants.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for Oxus warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If Oxus calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Class A Shares for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. The warrants will be issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Oxus. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder (i) to cure any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement set forth in the prospectus, or to cure, correct or supplement any defective provision, or (ii) to add or change any other provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the interests of the registered holders of the warrants, but requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Public Warrants in order to make any change that adversely affects the interests of the registered holders.

Antidilution Adjustments

The exercise price and number of Class A Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation of Oxus, as described below. However, except as described below, the warrants will not be adjusted for issuances of Class A Shares at a price below their respective exercise prices.

In addition, if (x) we issue additional Class A Shares or equity-linked securities for capital raising purposes in connection with the closing of the Initial Business Combination at a Newly Issued Price of less than $9.20 per Class A Share (with such issue price or effective issue price to be determined in good faith by Oxus Board, and in the case of any such issuance to the Sponsor, Oxus Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our Initial Business Combination on the date of the consummation of our Initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the Newly Issued Price, and the $18.00 per share redemption trigger price of the warrants will be adjusted (to the nearest cent) to be equal to 180% of the greater of (i) the Market Value or (ii) the Newly Issued Price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A Shares and any voting rights until they exercise their warrants and receive Class A Shares After the issuance of Class A Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the Class A Shares outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of Class A Shares to be issued to the warrant holder.

Oxus Private Placement Warrants and Working Capital Warrants

The Sponsor and Underwriters also agreed not to transfer, assign or sell any of their Private Placement Warrants (except, among other limited exceptions to their affiliates), until after the completion of the Initial Business Combination. The Private Placement Warrants, as well as any warrants Oxus has issued to its Sponsor, officers, directors, Oxus Initial Shareholders or their affiliates in payment of Working Capital Loans made to Oxus, are identical to the warrants underlying the units offered in connection with its IPO.

Transfer Agent and Warrant Agent

The registrar and transfer agent for the New Borealis Common Shares in the United States is expected to be Continental Stock Transfer & Trust Company. Each person investing in New Borealis Common Shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a shareholder of New Borealis.

For as long as any New Borealis Common Shares are listed on the Nasdaq or on any other stock exchange operating in the United States, the laws of the State of New York will apply to the property law aspects of the New Borealis Common Shares reflected in the register administered by New Borealis’ transfer agent.

New Borealis will list the New Borealis Common Shares in registered form and such New Borealis Common Shares, through the transfer agent, will not be certificated. New Borealis has appointed Continental Stock Transfer & Trust Company as its agent in New York to maintain the shareholders’ register of New Borealis on behalf of the New Borealis Board and to act as transfer agent and registrar for the New Borealis Common Shares. The New Oxus Common Shares will be traded on the Nasdaq in book-entry form.

The warrant agent for the New Borealis Warrants is expected to be Continental Stock Transfer & Trust Company.

DESCRIPTION OF AMENDED AND RESTATED NEW BOREALIS ORGANIZATIONAL DOCUMENTS

Annual Meetings

Under the OBCA and the New Borealis By-laws, New Borealis will be required to hold its first annual meeting of shareholders of New Borealis within 18 months after the date on which it was incorporated, and after that, must hold an annual meeting of New Borealis Shareholders not later than 15 months after the last annual meeting at such time and place in or outside the Province of Ontario as may be determined by the directors of New Borealis or, in the absence of such a determination, at the place where the registered office of New Borealis is located.

Board and Shareholder Ability to Call Shareholder Meetings

The New Borealis By-laws provide that the board of directors may call meetings of the shareholders at any time. In addition, under the OBCA and the New Borealis By-laws, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition that the directors call a meeting of shareholders for the purposes stated in the requisition. The requisition will state the business to be transacted at the meeting and will be sent to each director and to the corporation’s registered office. Upon receiving a requisition to call a meeting of shareholders, the directors must, within 21 days after receiving the requisition, call a meeting of shareholders to transact the business stated in the requisition unless a record date has been fixed for a meeting of shareholders and notice of the meeting has been given in accordance with the OBCA; the directors of New Borealis have called a meeting of shareholder and have given notice of the meeting in accordance with the OBCA; or the business of the meeting as stated in the requisition includes certain matters, including, but not limited to, a proposal the primary purpose of which is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders. If the directors do not call such a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting. The corporation must reimburse the requisitioning shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting unless the shareholders have not acted in good faith and in the interest of the shareholders of the corporation generally. The New Borealis By-laws will provide that the board of directors may at any time call a special meeting of New Borealis Shareholders to be held at such place in or outside Ontario as the directors may determine.

Shareholder Meeting Quorum

The New Borealis By-laws provide that 33-1/3% of the issued shares of New Borealis entitled to be voted at the meeting, constitute a quorum at any annual or special meeting of New Borealis Shareholders.

Voting Rights

Under the OBCA, at any meeting of shareholders at which a quorum is present, any action that must or may be taken or authorized by the shareholders, except as otherwise provided under the OBCA, the New Borealis Articles or the New Borealis By-laws, may be taken or authorized by an “ordinary resolution,” which is a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings. The New Borealis By-laws provide that every motion put to a vote at a meeting of shareholders will be decided by a show of hands unless a ballot is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy. Votes by a show of hands or functional equivalent result in each person having one vote regardless of the number of shares such person is entitled to vote. If voting is conducted by ballot, each person is entitled to one vote for each share such person is entitled to vote (subject to the provisions, if any, of the New Borealis Articles).

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present on their own behalf or by proxy, vote, they will vote as one on the shares jointly held by them and the chair of the meeting may establish or adopt rules or procedures in that regard.

There are no limitations on the right of non-resident or foreign owners to hold or vote New Borealis securities imposed by Canadian law or by the New Borealis Articles or the New Borealis By-laws.

Shareholder Action by Written Consent

Subject to the OBCA and the New Borealis By-laws, shareholder action without a meeting may be taken by a written resolution signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders. Such a written resolution is as valid as if it had been passed at a meeting of those shareholders. A written resolution of shareholders dealing with all matters required by the OBCA to be dealt with at a meeting of shareholders, and signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at that meeting, satisfies all the requirements of the OBCA relating to that meeting of shareholders.

Access to Books and Records and Dissemination of Information

New Borealis must keep at its registered office, or at such other place as the OBCA may permit, the documents, copies, registers, minutes and other records which New Borealis is required by the OBCA to keep at such places. New Borealis must prepare and maintain, among other specified documents, adequate accounting records, and records containing minutes of meetings and resolutions of the directors and any committee thereof. Under the OBCA, any director, shareholder, registered or beneficial, or creditor of New Borealis may, free of charge, examine certain of New Borealis’ records during the usual business hours of New Borealis.

Election and Appointment of Directors

The New Borealis Articles do not provide for the board of directors to be divided into classes.

At any general meeting of New Borealis’ shareholders at which directors are to be elected, a separate vote of shareholders entitled to vote will be taken with respect to each candidate nominated for director. Pursuant to the OBCA, any casual vacancy occurring on the New Borealis Board may be filled by a quorum of the remaining directors, subject to certain exceptions. If New Borealis does not have a quorum of directors, or if there has been a failure to elect the number of directors required by the New Borealis Articles or the OBCA, the directors then in office must forthwith call a special meeting of shareholders to fill the vacancy and, if the directors fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder of New Borealis. Pursuant to the OBCA, where empowered by a special resolution, the New Borealis Board may, between meetings of shareholders, appoint one or more additional directors, but the number of additional directors may not exceed one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

The minimum number of directors New Borealis may have is three and the maximum number of directors New Borealis may have is ten, as set out in the New Borealis Articles. The OBCA provides that any amendment to the New Borealis Articles to increase or decrease the minimum or maximum number of New Borealis’ directors requires the approval of New Borealis’ shareholders by a special resolution.

Removal of Directors

Pursuant to the OBCA, the shareholders of New Borealis may remove any director before the expiration of his or her term of office by ordinary resolution at an annual or special meeting of shareholders, provided that, where the holders of any class or series of shares of New Borealis have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. In that event, the shareholders may elect, by ordinary resolution, another individual as director to fill the resulting vacancy.

Proceedings of Board of Directors

At all meetings of the New Borealis Board, every question will be decided by a majority of the votes cast and, in the case of an equality of votes, the chair of the meeting will not have a second or casting vote. A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held.

Requirements for Advance Notification of Shareholder Nominations

Pursuant to the New Borealis By-laws and subject only to the OBCA, the New Borealis Articles and applicable securities laws, shareholders of record entitled to vote will nominate persons for election to the New Borealis Board only by providing proper notice to New Borealis’ corporate secretary. In the case of annual meetings, proper notice must be given, generally between 30 and 65 days prior to the date of the annual meeting. However, in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the meeting was made, the notice must be given on the 10th day following the Notice Date. In the case of a special meeting called for the purpose of electing directors and which is not also an annual meeting of shareholders, the notice must be given not later than the close of business on the 15th day following the date that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the special meeting was made. Such notice must include, among other information, certain information with respect to each shareholder nominating persons for elections to the New Borealis Board, a written consent of each nominee consenting to serve as a director of New Borealis, disclosure about any proxy, contract, arrangement, understanding or relationship pursuant to which the Nominating Shareholder has a right to vote shares of New Borealis and any other information New Borealis may reasonably require to determine the eligibility of the nominee to serve as a director of New Borealis.

Approval of Amalgamations, Mergers and Other Corporate Transactions

Under the OBCA, certain corporate actions, such as: (i) amalgamations (other than with certain affiliated corporations); (ii) continuances; (iii) sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business; (iv) reductions of stated capital for any purpose, including in connection with the payment of special distributions (subject, in certain cases, to the satisfaction of solvency tests); and (v) other actions such as liquidations, or arrangements, must be approved by a special resolution of New Borealis’ shareholders.

In certain specified cases where share rights or special rights may be prejudiced or interfered with, a special resolution of shareholders to approve the corporate action in question affecting the share rights or special rights, is also required to be approved separately by the holders of a class or series of shares, including a class or series of shares not otherwise carrying voting rights. In specified extraordinary corporate actions, such as approval of plans of arrangements and amalgamations all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Limitations on Director Liability and Indemnification of Directors and Officers

Under the OBCA, except in limited circumstances, no provision in a contract, the articles, the by-laws or a resolution relieves a director or officer from the duty to act in accordance with the OBCA and its related regulations or relieves him or her from liability for a breach of the OBCA or its regulations.

A director is not liable under the OBCA for certain acts if the director exercised the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances, including reliance, in good faith, on (i) financial statements of the corporation represented to the director by an officer of the corporation or in a written report of the auditor of the corporation to fairly reflect the financial position of the corporation in accordance with generally accepted accounting principles; (ii) an interim or other financial report of the corporation represented to the director by an officer of the corporation to fairly reflect the financial position of the corporation in accordance with generally accepted accounting principles; (iii) a report or advice of an officer or employee of the corporation, where it is reasonable in the circumstances to rely on the report of advice; or (iv) a report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person.

Under the OBCA, New Borealis may indemnify its current or former directors or officers or another individual who acts or acted at New Borealis’ request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with New Borealis or another entity.

The OBCA also provides that New Borealis may advance money to a director, officer or other individual for the costs, charges and expenses reasonably incurred in connection with such a proceeding, but that such individual must repay the money if the individual does not fulfill the Fiduciary Condition (as defined below).

However, indemnification is prohibited under the OBCA unless the individual (i) acted in accordance with the Fiduciary Condition; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.

Under the New Borealis By-laws, New Borealis will indemnify to the fullest extent permitted by the OBCA (i) any director or officer of New Borealis; (ii) any former director or officer of New Borealis; or (iii) any individual who acts or acted at New Borealis’ request as a director or officer, or in a similar capacity, of another entity, against all costs, charges and expenses reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with New Borealis or other entity.

Derivative Suits and Oppression Remedy

Under the OBCA, a complainant (being a current or former director, officer or security holder of a corporation, which includes a beneficial shareholder, and any other person that a court considers to be a proper person to make such an application) of New Borealis may apply to the Ontario Superior Court of Justice for leave to bring an action in the name and on behalf of New Borealis or any of its subsidiaries, or to intervene in an existing action to which New Borealis or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of New Borealis or any of its subsidiaries.

No such action may be brought and no intervention in any action may be made unless the complainant has given the requisite notice of the application for leave to the directors of New Borealis or its subsidiary of the complainant’s intention to apply to the court and the court is satisfied that (i) the directors of New Borealis or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the best interests of New Borealis or its subsidiary for the action to be brought, prosecuted, defended or discontinued.

Under the OBCA, the court in a derivative action may make any order it thinks fit.

Under the OBCA, a complainant, and, in the case of a public corporation, the Ontario Securities Commission, may apply to the Ontario Superior Court of Justice for any interim or final order the court thinks fit, including, but not limited to, an order restraining the conduct complained of, where the court is satisfied that, in respect of New Borealis or any of its affiliates, any act or omission of New Borealis or any of its affiliates effects or threatens to effect a result, the business or affairs of New Borealis or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner, or the powers of the directors of New Borealis or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer of New Borealis.

Amendment of the New Borealis Articles and the New Borealis By-laws and Alteration of Share Capital

Under the OBCA, New Borealis may amend the New Borealis Articles by special resolution. For purposes of the OBCA, a special resolution is a resolution submitted to a special meeting of shareholders duly called for the purpose of considering the resolution and passed at the meeting by at least two-thirds of the votes cast or consented to in writing by all shareholders entitled to vote at such a meeting. A special resolution is generally required to approve corporate matters that may materially affect the rights of shareholders or are of a transformative nature for the corporation, including, but not limited to, changes to the corporation’s authorized capital structure, changes to the rights privileges, restrictions and conditions in respect of any of the corporation’s shares, a change in the corporation’s name, the winding up, dissolution or liquidation of the corporation, and a plan of arrangement with shareholders.

Under the OBCA, the New Borealis Board may, by resolution, make, amend or repeal any by-laws that regulate the business of affairs of New Borealis. Where the directors make, amend or repeal any by-law, they must submit the by-law, amendment or repeal to New Borealis’ shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal. Where a by-law is made, amended or repealed by the directors, the by-law, amendment or repeal is effective from the date of the resolution of the directors until it is confirmed, amended or rejected by shareholders (or, if the directors fail to submit the by-law, amendment or repeal to shareholders, until the date of the shareholders meeting at which it should have been submitted).

Shares Eligible For Future Sale

Upon the Closing, New Borealis will have an unlimited number of New Borealis Common Shares authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, approximately 1,949,468 New Borealis Common Shares issued and outstanding, assuming no Class A Shares are redeemed in connection with the Business Combination and including 3,562,500 New Borealis Common Shares that will be held by the Sponsor, subject to certain forfeiture arrangements and lock-up provisions contained in the Sponsor Support Agreement. All New Borealis Common Shares issued in connection with the Business Combination will be freely transferable by persons other than by New Borealis’ “affiliates” or Oxus’ “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the New Borealis Common Shares in the public market could adversely affect prevailing market prices of the New Borealis Common Shares. New Borealis has applied for listing of the New Borealis Common Shares on Nasdaq, but New Borealis cannot assure you that a regular trading market will develop in the New Borealis Common Shares.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted New Borealis Common Shares ‘for at least six months would be entitled to sell his, her or its securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) New Borealis is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Borealis was required to file reports) preceding the sale. However, Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. Rule 144 does include an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the initial holders and purchasers of Oxus’ securities will be able to sell their Founder Shares, Class A Shares, Private Placement Warrants and warrants that may be issued on conversion of loans by the Sponsor, members of Oxus’ management team or any of their respective affiliates or other third parties (and shares issued upon their exercise), as applicable, pursuant to and in accordance with Rule 144 without registration one year after New Borealis has completed an Initial Business Combination. However, if they remain one of our affiliates, they will only be permitted to sell a number of securities that does not exceed the greater of:

•        1% of the total number of shares then outstanding, which was 375,000 shares on the record date; or

•        the average weekly reported trading volume of the common shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by New Borealis’ affiliates under Rule 144 would also limited be limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

As of the date of this proxy statement/prospectus, Oxus had 3,749,468 Class A Shares outstanding, including 2,249,468 Class A shares sold in the IPO. All of the Class A shares sold in the IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144. All of the 4,312,500 Class B shares and 8,400,000 Private Placement Warrants are restricted securities under Rule 144 because they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are 26,550,000, warrants outstanding to purchase our Class A Shares, consisting of 17,250,000 Public Warrants originally sold as part of units in the IPO and 9,300,000 Private Placement Warrants in the private placement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the actual beneficial ownership of Oxus Shares as of March 31, 2023 and pro forma information regarding the beneficial ownership of New Borealis Common Shares on the date of the Closing by:

•        each person known by Oxus to beneficially own more than 5% of the outstanding Oxus Shares immediately prior to the consummation of the Business Combination and each person expected to beneficially own more than 5% of the New Borealis Common Shares issued and outstanding immediately after the consummation of the Business Combination;

•        each of Oxus’ current executive officers and directors

•        each person who will become an executive officer or a director of New Borealis upon consummation of the Business Combination;

•        all of Oxus’ current executive officers and directors as a group; and

•        all of Oxus’ executive officers and directors as a group upon consummation of the Business Combination.

The Sponsor and Oxus’ directors, officers, advisors or their affiliates may purchase Class A Shares or New Borealis Common Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor and Oxus’ directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination, or to satisfy the closing condition in the Business Combination Agreement that requires Oxus to have a minimum amount of cash at the Closing. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Oxus Shares and the number of beneficial holders of Oxus’ securities may be reduced, possibly making it difficult for New Borealis to obtain the quotation, listing or trading of its securities on a national securities exchange.

Unless otherwise indicated, Oxus believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. The following table does not reflect record or beneficial ownership of Oxus’ warrants because such warrants are not exercisable within 60 days of the date of this proxy statement/prospectus. The calculation of the pre-transaction percentage of beneficial ownership for Oxus is based on 6,561,968 Oxus Shares outstanding as of August 7, 2023. The calculation of the pre-transaction percentage of beneficial ownership for Borealis is based on 162,353,749 Borealis Shares outstanding as of March 31, 2023.

Name and Address of Beneficial Owner(1)	Pre-Transaction			Post-Transaction Assuming No Class A Shares are Redeemed		Post-Transaction Assuming [•] Class A Shares are Redeemed
	Number		Percentage	Number	Percentage	Number	Percentage
Current Directors and Executive Officers of and Sponsor of Oxus:
Oxus Capital Pte. Ltd(2)	4,162,500	(3)	63.43%
Kenges Rakishev	4,162,500	(3)	63.43%
Kanat Mynzhanov	—		—
Askar Mametov	—		—
Karim Zahmoul	50,000		*
Christophe Charlier	50,000		*
Shiv Vikram Khemka	50,000		*
All directors and executive officers as a group (6 individuals)	4,312,500	(4)(5)	65.72%

Name and Address of Beneficial Owner(1)	Pre-Transaction			Post-Transaction Assuming No Class A Shares are Redeemed		Post-Transaction Assuming [•] Class A Shares are Redeemed
	Number		Percentage	Number	Percentage	Number	Percentage
Directors and Executive Officers of New Borealis After Consummation of the Business Combination:
Reza Soltanzadeh	55,376,531	(8)(9)	33.28%
Barthelemy Helg	48,494,719	(10)	29.15%
Stephen Wegrzyn	—		—
Pouneh Rahimi	—		—
[•]
[•]
[•]
[•]
[•]
All directors and executive officers as a group (nine individuals)
Five Percent or More Holders and Certain Other Holders:
Meteora Capital, LLC(6)	402,598		6.14%
Boothbay Fund Management, LLC(7)	235,331		3.59%

____________

*        less than 1%

**      indeterminable in maximum redemption scenario

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Oxus Acquisition Corp., 300/26 Dostyk Avenue, Almaty, Kazakhstan 050020.

(2)      Represents securities held by Oxus Capital Pte. Ltd., our Sponsor, of which Kenges Rakishev is the controlling shareholder.

(3)      Consists of 1,500,000 Class A Shares and 2,662,500 Class B Shares.

(4)      Does not include certain shares indirectly owned by this individual as a result of his membership interest in our Sponsor.

(5)      Interests shown include founder shares, classified as Class B ordinary shares. Such shares are convertible into Class A ordinary shares on a one for one basis, subject to adjustment.

(6)      Consists of 402,598 Class A Shares of Oxus. Based on a Schedule 13G filed on April 11, 2023, by Meteora Capital, LLC, a Delaware limited liability company (“Meteora Capital”) with respect to the ordinary shares held by certain funds and managed accounts to which Meteora Capital serves as investment manager (collectively, the “Meteora Funds”); and Vik Mittal, who serves as the Managing Member of Meteora Capital, with respect to the ordinary shares held by the Meteora Funds. The address of the principal business office for each of the reporting persons is 1200 N Federal Hwy, #200, Boca Raton FL 33432.

(7)      Based on a Schedule 13G filed on April 5, 2023, by Boothbay Fund Management, LLC, a Delaware limited liability company; Boothbay Absolute Return Strategies LP, a Delaware limited partnership; and Ari Glass, a citizen of the United States. The units are held by one or more private funds (the “Funds”), which are managed by Boothbay Fund Management, LLC, a Delaware limited liability company (the “Adviser”). Ari Glass is the Managing Member of the Adviser. Certain subadvisors (“Subadvisors”) have been delegated the authority to act on behalf of the Funds, including exclusive authority to vote and/or direct the disposition of certain Class A Shares held by the Fund, and such Class A Shares may be reported in regulatory filings made by such Subadvisors. The address of the principal business office for each of the reporting persons is 140 East 45th Street, 14th Floor, New York, NY 10017.

(8)      Consists of 55,376,531 Class A Common Shares of Borealis Foods Inc.

(9)      Represents Securities held by Zagros Alpine Capital ULC, which consists of 53,440,906 Class A Common Shares, and Securities held by Z Ventures Inc., which consists of 1,935,625 Class A Common Shares. Reza Soltanzadeh is the President of Zagros Alpine Capital ULC and Z Ventures Inc. and has sole voting and dispositive control over the shares held by Zagros Alpine Capital ULC and Z Ventures Inc.

(10)    Consists of 48,494,719 Class A Common Shares of Borealis Foods Inc.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Oxus

Price Range of Oxus Securities

The following table shows, for the periods indicated, the high and low sales prices per share of the Units, Class A Shares and Oxus warrants as reported by Nasdaq. Prior to September 3, 2021, there was no established public trading market for Oxus’ securities.

	Units				Oxus Class A Shares				Oxus’ Warrants
Quarter Ended	High		Low		High		Low		High		Low
2021
Third Quarter (from September 3, 2021)		$10.42		$10.05		—		—		—		—
Fourth Quarter		$10.95		$10.06		$10.14		$9.76		$0.81		$0.33
2022
First Quarter		$10.47		$10.07		$10.16		$9.83		$0.62		$0.19
Second Quarter		$11.03		$10.02		$10.66		$9.94		$0.27		$0.03
Third Quarter		$10.84		$10.07		$10.14		$9.99		$0.15		$0.08
Fourth Quarter		$10.31		$10.17		$10.35		$10.07		$0.11		$0.01
2023
First Quarter		$10.98		$9.70		$10.47		$10.28		$0.20		$0.04
Second Quarter		$11.22		$10.50		$10.71		$9.95		$0.07		$0.03
Third Quarter	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]

Dividends

Oxus has not paid any cash dividends on the Class A Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Borealis

Price Range of Borealis Securities

Historical market price information regarding Borealis is not provided because Borealis is a privately held company and there is no public market for Borealis’ shares.

Dividends

Borealis has not paid any cash dividends on its shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

ADDITIONAL INFORMATION

Submission of Future Shareholder Proposals

If the Business Combination is consummated and New Borealis holds a 2023 annual general meeting, it will provide notice of or otherwise publicly disclose the date on which the 2023 annual meeting will be held. If the 2023 annual general meeting is held, shareholder proposals will be eligible for consideration by the directors for inclusion in the proxy statement for New Borealis’ 2023 annual general meeting in accordance with Rule 14a-8 under the Exchange Act and under Section 99 of the OBCA.

Oxus Board is aware of no other matter that may be brought before the Meeting. Oxus does not expect to hold a 2023 annual meeting of shareholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if Oxus does not consummate a business combination by December 8, 2023, Oxus is required to begin the dissolution process provided for in its Articles, as amended. Oxus will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.

Other Shareholder Communications

Shareholders and interested parties may communicate with Oxus Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Oxus Acquisition Corp., 300/26 Dostyk Avenue, Almaty, Kazakhstan 050020. Following the Business Combination, such communications should be sent in care of Borealis Foods Inc. at 1540 Cornwall Road, Suite 104, Oakville, Ontario L6J 7W5, Canada. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Legal Matters

The validity of the New Borealis Common Shares to be issued in connection with the Business Combination and the material U.S. federal income tax consequences of the Business Combination will be passed upon by Greenberg Traurig, LLP. The material Canadian federal income tax consequences of the Business Combination will be passed upon by Torys LLP.

Experts

The financial statements of Oxus Acquisition Corp. as of December 31, 2022 and 2021, and for the year ended 2022 and for the period from February 3, 2021 (inception) through December 31, 2021 included herein, which contains an explanatory paragraph relating to substantial doubt about the ability of Oxus Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements, have been audited by Marcum LLP (“Marcum”), independent registered public accounting firm, appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of Borealis Foods Inc. as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, included herein have been audited by Berkowitz Pollack Brand Advisors +CPAs, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Delivery of Documents to Shareholders

Pursuant to the rules of the SEC, Oxus and servicers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement. Upon written or oral request, Oxus will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request delivery of single copies of the proxy statement in the future. Shareholders may notify Oxus of their requests by calling or writing Oxus at its principal executive offices at +7(727) 355-8021 or the proxy solicitor at [•].

Transfer Agent; Warrant Agent and Registrar

The registrar and transfer agent for the Oxus Shares and the warrant agent for Oxus’ warrants is Continental Stock Transfer & Trust Company. Oxus has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity. Continental Stock Transfer & Trust Company is expected to serve as transfer agent for the New Borealis Common Shares and as the warrant agent for the New Borealis Warrants.

WHERE YOU CAN FIND MORE INFORMATION

Oxus files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Oxus at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

Oxus Acquisition Corp.
300/26 Dostyk Avenue
Almaty, Kazakhstan 050020
Telephone: +7(727) 355-8021
Attention: Kanat Mynzhanov, Chief Executive Officer

If you are a shareholder and would like to request documents, please do so no later than five business days before the Meeting in order to receive them before the Meeting. If you request any documents from us, Oxus will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Oxus has been supplied by Oxus, and all such information relating to Borealis has been supplied by Borealis. Information provided by either Oxus or Borealis does not constitute any representation, estimate or projection of the other.

This document is a proxy statement of Oxus for the Meeting. Oxus has not authorized anyone to give any information or make any representation about the Business Combination, Oxus or Borealis that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

BOREALIS FOODS INC.

OXUS ACQUISITION CORP.

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 688)	F-33
Balance Sheets as of December 31, 2022, and December 31, 2021	F-34
Statements of Operations for the Year Ended December 31, 2022, and for the Period from February 3, 2021 (Inception) through December 31, 2021	F-35
Statements of Changes in Shareholders’ (Deficit) Equity for the Year Ended December 31, 2022, and for the Period from February 3, 2021 (Inception) through December 31, 2021	F-36
Statements of Cash Flows for the Year Ended December 31, 2022, and for the Period from February 3, 2021 (Inception) through December 31, 2021	F-37
Notes to the Financial Statements	F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Borealis Foods, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Borealis Foods, Inc and Subsidiaries (“the Company”) as of the year-ended December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the substantial amount of debt coming due within the next 12 months and negative cash flow position along with other conditions as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Construction in Progress:

The Company completed two large construction-in-progress (“CIP”) projects in 2022 that involve capitalization of materials, labor, interest, engineering, testing and other commissioning costs. Total CIP additions in 2022 were approximately $849K, bringing the total CIP balance to $3.5M for the year ended December 31, 2022. Additionally, there are some complex calculations and estimates related to capitalized CIP interest and commissioning costs.

The primary procedures we performed to address the critical matter included:

•        Vouching individual significant and other statistically sampled costs to third party invoices and other supporting documents

•        Recalculating and assessing the reasonableness of capitalized interest on CIP projects

•        Recalculating CIP commissioning costs and assessing the reasonableness of management’s assumptions related to capitalized CIP commissioning costs based upon generally accepted accounting principles

Stock Options:

The Company created a stock option plan in January 2022 and granted 3,468,760 options to current employees and Board of Directors members. The stock options are valued at fair value based on a model which requires complex calculations and estimates related to the valuation of the options granted.

•        Agreeing terms used in stock option calculation to terms per individual option certificates and stock option plan agreement.

•        Recalculating stock option expense calculation and related disclosures

•        Assessing reasonableness of management’s assumptions used to generate stock option expense

•        Reviewing the financial statement disclosure checklist to verify stock options disclosures are appropriately disclosed

/s/ Berkowitz Pollack Brant, Advisors + CPAs

We have served as the Company’s auditor since 2022.

West Palm Beach, FL

August 10, 2023

Borealis Foods, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,
	2022	2021
Assets
Current assets:
Cash	$5,146,616	$2,905,351
Accounts receivable, net of allowance for doubtful accounts of $113,383 and $313,383 as of December 31, 2022 and 2021, respectively	2,592,757	1,133,786
Common stock subscription receivable	—	1,000,000
Inventories, net	6,284,665	6,098,677
Prepaid expenses	1,816,889	436,170
Total current assets	15,840,927	11,573,984

Property, plant and equipment, net	46,841,749	43,845,699
Goodwill	1,917,356	1,917,356
Other non-current assets	171,029	46,500
Total assets	$64,771,061	$57,383,539

Liabilities and Stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$8,711,002	$7,248,231
Due to related parties	8,325,791	6,945,038
Line of credit	630,000	—
Convertible notes payable, current portion	24,800,000	3,188,572
Finance lease payable, current portion	552,379	—
Total current liabilities	43,019,172	17,381,841

Line of credit	10,000,000	10,000,000
Convertible note payable, net of current portion	3,000,000	—
Finance lease payable, net of current portion	2,194,876	—
Deferred tax liability	1,917,356	1,917,356
Total liabilities	60,131,404	29,299,197

Stockholders’ (deficit) equity:
Common stock, no par value	—	—
Additional paid-in capital	42,625,786	39,788,546
Accumulated deficit	(37,986,129)	(11,704,204)
Total stockholders’ (deficit) equity	4,639,657	28,084,342
Total liabilities and stockholders’ (deficit) equity	$64,771,061	$57,383,539

See accompanying notes.

Borealis Foods, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years Ended December 31,
	2022	2021
Revenues, net	$25,590,695	$13,633,002
Cost of goods sold	33,660,482	13,845,992
Gross loss	(8,069,787)	(212,990)
Selling, general and administrative expenses	14,992,673	9,995,203
Loss from operations	(23,062,460)	(10,208,193)

Other income (expense):
Paycheck Protection Program loan forgiveness	—	375,000
Gain on sale of asset	50,000	—
Gain (loss) on foreign exchange rates	1,945	(3,727)
Interest expense	(3,215,822)	(264,721)
Total other income (expense)	(3,163,877)	106,552
Net loss before income taxes	(26,226,337)	(10,101,641)
Income tax expense	(55,588)	(19,539)
Net loss	$(26,281,925)	$(10,121,180)

See accompanying notes.

Borealis Foods, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ (Deficit) Equity
Years Ended December 31, 2022 and 2021

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Class D Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Non controlling Interest	Total
	Number of Shares	Common Stock	Number of Shares	Common Stock	Number of Shares	Common Stock	Number of Shares	Common Stock
Balance at December 31, 2020	100,000,000	$—	20,827,083	$—	—	$—	—	$—	$23,030,097	$(1,583,024)	$808,449	$22,255,522
Issuance of Class C common stock in exchange for 20% interest in Palmetto Gourmet Foods, Inc. (Note 1)	—	—	—	—	6,345,000	—	—	—	(1,891,551)	—	(808,449)	(2,700,000)
Issuance of Class B common stock	—	—	31,310,416	—	—	—	—	—	18,650,000	—	—	18,650,000
Net loss	—	—	—	—	—	—	—	—	—	(10,121,180)	—	(10,121,180)
Balance at December 31, 2021	100,000,000	—	52,137,499	—	6,345,000	—	—	—	39,788,546	(11,704,204)	—	28,084,342
Expense related to stock options (Note 9)	—	—	—	—	—	—	—	—	514,489	—	—	514,489
Issuance of Class B common stock (Note 1)	—	—	3,871,250	—	—	—	—	—	2,322,751	—	—	2,322,751
Net loss	—	—	—	—	—	—	—	—	—	(26,281,925)	—	(26,281,925)
Balance at December 31, 2022	100,000,000	$—	56,008,749	$—	6,345,000	$—	—	$—	$42,625,786	$(37,986,129)	$—	$4,639,657

____________

Class A shares, no par value, unlimited number of shares authorized

Class B shares, no par value, unlimited number of shares authorized

Class C shares, no par value, unlimited number of shares authorized

Class D shares, no par value, unlimited number of shares authorized

Shares of Class A, Class B, Class C, and Class D common stock have identical rights.

See accompanying notes.

Borealis Foods, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(26,281,925)	$(10,121,180)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of assets	(50,000)	—
Non-cash compensation expense related to stock options	514,489	—
Depreciation and amortization	3,451,405	2,097,510
Paycheck Protection Program loan forgiveness	—	(375,000)
Provision for bad debts	113,383	313,383
Provision for inventory reserve	(607,326)	495,412
Changes in operating assets and liabilities:
Accounts receivable	(1,572,354)	(765,914)
Inventories	421,338	(3,446,849)
Prepaid expenses and other	(1,505,248)	(449,001)
Accounts payable and accrued expenses	1,462,771	5,467,091
Net cash used in operating activities	(24,053,467)	(6,784,548)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment, net	50,000	—
Purchases of property, plant and equipment, net	(3,379,324)	(21,207,893)
Net cash used in investing activities	(3,329,324)	(21,207,893)

Cash flows from financing activities
Net payments (to) from related parties	3,703,504	(1,186,242)
Proceeds on common stock subscriptions	1,000,000	—
Proceeds from convertible notes payable	24,800,000	3,000,000
Payments on convertible notes payable	(156,000)	(688,964)
Increase in common stock subscription receivable	—	(550,000)
Proceeds from issuance of Class B stock	—	18,650,000
Payments on finance lease payable	(353,448)	—
Net change in line of credit	630,000	8,300,000
Net cash provided by financing activities	29,624,056	27,524,794
Net change in cash	2,241,265	(467,647)
Cash, beginning of year	2,905,351	3,372,998
Cash, end of year	$5,146,616	$2,905,351

Supplemental cash flow data
Cash paid during the year for:
Interest	$3,104,939	$311,838

Non-cash investing and financing activities
Note payable to related party, issued for PGF purchase	—	2,700,000
Conversion of notes payable into Class B shares	2,322,751	—

See accompanying notes.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

1. Description of Business and Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the financial statements of Borealis Foods, Inc. (“Borealis”), and its subsidiaries: Palmetto Gourmet Foods Inc. (“PGF”), Palmetto Gourmet Foods Real Estate I, Inc. (“PGF RE I”), and Palmetto Gourmet Foods Real Estate II, Inc. (“PGF RE II”) (collectively the “Company”).

Borealis, a Canadian corporation, is a food technology integrator that focuses on the development and commercialization of functional foods.

PGF is an early growth stage food manufacturing company and has spent significant time and resources developing its recipes and fabricating production equipment to meet its product specifications. PGF is the first American producer of sustainable, nutritious, and affordable ramen noodles. Prior to May 2021, Borealis Foods, Inc. owned 80% of the outstanding common stock of PGF. In May 2021, Borealis Foods, Inc. purchased the remaining 20% interest in PGF in exchange for approximately $5,873,000 of consideration as follows:

2021
Issuance of 6,345,000 shares of Class C common stock	$3,173,000
Amounts due to related party	1,000,000
Cash	866,000
Assumption of liabilities	834,000
$5,873,000

The Class C common stock was valued at approximately $3,173,000 based on sales of Class B common stock sold to portfolio companies managed by a related party. The non-cash portion of this transaction is included as non-cash financing and investing activities in the accompanying 2021 consolidated statement of cash flows.

PGF RE I and PGF RE II are holding companies that rent their fixed assets to PGF.

Intercompany balances and transactions have been eliminated in consolidation.

Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company suffered recurring losses from operations through December 31, 2022, that raised substantial doubt about its ability to continue as a going concern.

Also, in 2022 the Company was negatively impacted by the sharp increase in commodity pricing worldwide. The Company implemented substantial cost-cutting plans and successfully increased sales prices in 2022. The loss from operations was reduced substantially in 2023. However, a critical part of the Company’s recovery plans include refinancing debt obligations maturing in 2023, 2024, and 2026. While negotiations with lenders were underway at July 12, 2023, there can be no assurance that any refinancing transaction will occur or that the Company will achieve profitable operations.

As a result, substantial doubt continues to exist about the ability of the Company to continue as a going concern within one year from July 12, 2023, the date that the consolidated financial statements were available to be issued.

Correction of Prior Period Error

During the process of preparing the financial statements as of and for the year ended December 31, 2022, management discovered an error relating to the Company’s accounting for a business acquisition that was completed in a year prior to 2021. As a result, management recorded a prior period adjustment as of January 1, 2021 to correct this error. The correction resulted in an increase to goodwill of $1,917,356 with a corresponding decrease in the amount of recorded property, plant and equipment. The prior period reduction did not impact recorded stockholders equity as of the beginning of 2021.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

1. Description of Business and Summary of Significant Accounting Policies (cont.)

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and the Company’s functional currency is the US Dollar.

Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company classifies all highly liquid securities with stated maturities of three months or less from the date of purchase as cash equivalents.

Inventories, net

Inventories are stated at the lower of cost and net realizable value. The cost of raw materials is determined using the first-in, first-out method. The cost of finished goods is measured at weighted average cost.

A reserve is recorded for any food inventory that is expired (or expected to expire before sale) and any raw materials for projects that have been discontinued.

Prepaid Expenses

Prepaid expenses include approximately $1,817,000 and $436,000 of deposits on inventory purchases and property, plant and equipment purchases as of December 31, 2022 and 2021, respectively.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. For financial statement purposes, depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Buildings and improvements	10 – 30 years
Furniture, fixtures and equipment	3 – 12 years

Construction in progress includes the cost of property, plant and equipment being constructed or otherwise not yet in service. Costs include materials, labor, capitalized interest, engineering and testing costs, and other costs necessary to get the assets ready for their intended use.

Goodwill

The Company’s goodwill resulted from a prior year acquisition. For income tax purposes and US GAAP financial reporting, goodwill is not amortized but is reviewed annually for impairment or more frequently as events or circumstances indicate its carrying amount may not be recoverable. No impairment losses were recorded for the years ended December 31, 2022 and 2021.

Amounts Due to Related Parties

During 2022, amounts due to two related parties totaling $2,322,751 were converted to 3,871,250 Class B shares. Amounts due to related parties (Company stockholders and entities controlled by Company stockholders) at December 31, 2022 and December 31, 2021 totaling $7,325,791 and $5,361,375, respectively, are due on demand

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

1. Description of Business and Summary of Significant Accounting Policies (cont.)

and bear interest at 10% annually. A note payable to Roya Foods, Inc. (a stockholder) totaled $1,000,000 and $1,583,663 at December 31, 2022 and 2021, respectively, and bears interest at 10% annually. Subsequent to year-end, the Company paid $500,000 on this note payable and refinanced this note payable with a new $500,000 note payable that bears interest at 10% annually and matures December 31, 2023.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded in 2022 or 2021.

Revenue and Cost Recognition and Accounts Receivable

The Company’s revenue is primarily generated from the sale of food products. These sales contain a single performance obligation. Revenue is recognized at a point in time and the Company bills customers upon shipment of goods when ownership, risk, and rewards transfer to the customer. The Company bills its customers upon shipment. Certain of the Company’s contracts with customers include variable consideration consisting of payment discounts and promotions. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons, and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. Gross revenues for the year ended December 31, 2022 and 2021 were approximately $27,432,000 and $14,360,000, respectively. Total payment discounts and promotions were approximately $1,841,000 and $727,000, resulting in net revenues of approximately $25,591,000 and $13,633,000 for the years ended December 31, 2022 and 2021, respectively.

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The incremental cost to obtain contracts was not material.

Accounts receivable related to product sales typically have payment terms of 30 days. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts reflects the Company’s estimate of probable losses related to its accounts receivable. In establishing the allowance for doubtful accounts, the Company considers a number of factors, including historical collection experience, aging of the accounts receivable balances, current economic conditions, and a specific customer’s ability to meet its financial obligations to the Company.

The Company incurred significant production training and inventory waste expenses in 2022 and 2021, totaling approximately $12,184,000 and $9,162,000, respectively, due to PGF adding production capabilities during both years. During 2022 and 2021, the Company capitalized approximately $5,568,000 and $4,168,000, respectively, of these expenses as part of equipment costs. During 2022 and 2021, the Company included approximately $6,616,000 and $4,994,000, respectively, in selling, general and administrative expenses in the accompanying consolidated statement of operations as it was not directly attributable to finished goods production.

The Company’s cost of goods sold represent materials, direct labor costs, and allocated overheads associated with the sale of finished goods to customers. Shipping and handling costs related to products shipped to customers are fulfillment costs and are recorded as cost of goods sold.

Advertising

Costs associated with advertising are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs expensed in 2022 and 2021 were approximately $127,000 and $115,000, respectively.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

1. Description of Business and Summary of Significant Accounting Policies (cont.)

Common Stock Subscription Receivable

The Company executed common stock subscriptions with investors totaling $1,000,000 as of December 31, 2021 for which payment was received in January 2022. Accordingly, the common stock subscription receivable is included in current assets on the accompanying 2021 consolidated balance sheet.

Concentration of Risk

The Federal Deposit Insurance Corporation (“FDIC”) insures amounts on deposit with each financial institution up to limits as prescribed by law. The Company holds funds amounting to approximately $4,700,000 and $2,200,000 as of December 31, 2022 and 2021, respectively, with financial institutions in excess of the FDIC insured amount or with non-FDIC insured institutions; however, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

The Company extends unsecured credit to its customers in the ordinary course of business. Payment terms are generally net 30 days with discounts amounting to 2%. Accounts receivable are written off when they are determined to be uncollectible based on the financial stability of its customers and existing economic conditions.

Sales to two customers accounted for approximately 72% and three customers accounted for approximately 78% of gross revenues for the years ended December 31, 2022 and 2021, respectively. Accounts receivable from two customers amounted to approximately 83% and 65% of total accounts receivable as of December 31, 2022 and 2021, respectively. Substantially all of the Company’s 2022 and 2021 sales occurred in the United States and Canada.

Purchases from 10 vendors accounted for approximately 59% and 48% of purchases during 2022 and 2021, respectively. Accounts payable to these vendors totaled approximately $2,565,000 and $1,720,000 as of December 31, 2022 and 2021, respectively.

Fair Value Measurements

In accordance with US GAAP, the Company defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1:	Observable inputs, such as quoted market prices in active markets for the identical asset or liability that are accessible at the measurement date.
Level 2:	Inputs, other than quoted market prices included in Level 1, that are observable either directly or indirectly for the asset or liability.
Level 3:

Unobservable inputs that reflect the entity’s own assumptions about the exit price of the asset or liability. Unobservable inputs may be used if there is little or no market data for the asset or liability at the measurement date.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

1. Description of Business and Summary of Significant Accounting Policies (cont.)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company does not have assets measured at fair value on a recurring basis. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, and accounts payable approximate their fair values due to the short-term nature of these instruments.

There is no material difference between the carrying amounts and fair values of the Company’s debt obligations, including due to related parties, notes payable, line of credit and convertible notes payable, as interest rates approximate current market rates for similar types of debt instruments (Level 2).

Disclosures about the fair value of financial instruments are based on pertinent information available to management as of December 31, 2022 and 2021. Although management is not aware of any factors that would significantly affect the reasonableness of the fair value amounts, such amounts were not comprehensively revalued for purposes of these consolidated financial statements since the year ended December 31, 2022 and current estimates of fair value may differ significantly from the amounts presented herein.

Stock Based Compensation

The Company accounts for its stock-based compensation arrangements using the fair value method. Compensation cost relating to share-based payment transactions is recognized in the Company’s consolidated financial statements based on the estimated fair value of the instruments issued. The Company measures the cost of employees’ services received in exchange for stock awards based on the grant-date fair value of the award using an option pricing model and recognizes the cost over the period the employee is required to provide services for the award, which is the vesting period. The Company accounts for forfeitures as they occur.

Recent Accounting Pronouncements

Management does not expect the adoption of recently issued accounting standards to have a significant impact on the Company’s reported financial position, results of operations, or cash flows.

2. Accounts Receivable Financing Agreement

During a portion of 2022 and 2021, PGF had a purchase agreement with a financial institution to sell (factor) its accounts receivable from certain customers, with recourse. When invoices were factored, the financial institution advanced 80% of the balance of the customer’s accounts receivable to PGF. For any receivables not collected by the financial institution, PGF paid 1.25% interest for each 15 day period not collected with an additional 1% for each 10 day period not collected for invoices exceeding 90 days of the invoice date, up to the amount factored. The Company was contingently liable for approximately $1,642,000 and $0 of factored accounts receivable as of December 31, 2022 and 2021, respectively. Total interest expense recognized in 2022 and 2021 relating to this arrangement was approximately $582,000 and $99,000, respectively. Subsequent to year end, this purchase agreement was terminated and the Company was no longer contingently liable as the amounts outstanding were paid off.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Inventories, net

Inventories were as follows:

	2022	2021
Raw materials	$4,397,272	$5,678,073
Finished goods	2,087,393	1,227,930
Reserve for obsolete inventory	(200,000)	(807,326)
	$6,284,665	$6,098,677

4. Property, Plant and Equipment, net

Property, plant and equipment were as follows:

	December 31,
	2022	2021
Building and improvements	$10,108,915	$10,277,665
Furniture, fixtures and equipment	40,938,289	15,914,222
Construction in progress	3,517,418	21,924,242
	54,564,622	48,116,129
Less, accumulated depreciation	(7,722,873)	(4,270,430)
	$46,841,749	$43,845,699

Depreciation and amortization expense recorded in both 2022 and 2021 was approximately $3,451,000 and $2,098,000, respectively, which is included as a component of cost of goods sold.

During the years ended December 31, 2022 and 2021, interest capitalized to property, plant and equipment was approximately $849,000 and $603,000, respectively.

5. Debt

During 2022, the Company entered into a $630,000 revolving line of credit facility with a financial institution. Interest accrues at 5.75% annually on the outstanding balance and there is a 1.75% monthly administrative fee calculated using the highest outstanding advance during the applicable monthly period. The line of credit facility is collateralized by substantially all of the PGF RE II’s assets and matures in July 2023. There was approximately $630,000 outstanding under this line of credit facility at December 31, 2022. Effective May 31, 2023, the Company has paid in full the balance at December 31, 2022 of approximately $630,000.

In 2022, the Company issued $20,000,000 of convertible notes payable that mature in 2023 (unless converted) and bear interest at 10% annually. On or before the earlier of the maturity date or a “qualified financing event ”, as defined in the note agreements, the outstanding principal and interest may be converted, at the option of the holder, into common shares of the Company. The number of shares of common stock received in the conversion will equal the quotient of (i) the outstanding principal and interest as of the date immediately before the completion of the qualified financing event, divided by (ii) an amount equal to the “valuation cap” divided by the “fully diluted basis” (terms as defined in the agreements) and discounted by five percent.

In 2022, the Company issued $4,800,000 in convertible notes payable that mature in 2023 (unless converted) and bear interest at 10% annually. The outstanding principal and interest under the convertible notes may be converted, at the option of the holder, into the same equity as issued upon the Company’s issuance of preferred or common stock of at least $10,000,000 (“qualified financing event”), either as a single round or a lead round, at 80% of the per share price paid during the qualified financing event.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

5. Debt (cont.)

In 2021, the Company issued a $3,000,000 convertible note that matures in 2026 (unless converted) and bears interest at 3% annually. Accrued interest is payable monthly. The outstanding principal and interest under the convertible note may be converted, at the option of the holder, into the same equity as issued upon the Company’s issuance of preferred or common stock of at least $10,000,000 (“qualified financing event”), either as a single round or a lead round, at 85% of the per share price paid during the qualified financing event.

If a qualified financing event occurs during the term of the convertible notes and the holders elect to not convert the note, the note will no longer be convertible and the outstanding principal and interest will become due on the maturity date.

If no qualified financing event occurs as of the maturity date of the note or a sale of Borealis Foods, Inc. is consummated (subject to the definitions outlined in the convertible note agreement), the holders may elect for the total principal and interest to become due or convert the note into Class C common stock of Borealis Foods, Inc. at a conversion price equal to the quotient of six times earnings before interest, taxes, depreciation, and amortization divided by the aggregated number of outstanding common shares of Borealis Foods, Inc. at the maturity date.

During 2021, the Company entered into a $10,000,000 revolving line of credit facility with a financial institution. Interest accrues at 10% annually on the outstanding balance and 1% annually on the unused portion of the facility. Effective December 31, 2022, this revolving line of credit facility was reduced to $8,000,000 and the interest rate was increased to 12%, effective as of May 1, 2023. The line of credit facility is collateralized by substantially all of the Company’s assets and matures in 2024. The terms of the long-term revolving line of credit agreement contain negative and affirmative covenants including requirements to maintain certain financial ratios. As of December 31, 2022, the Company was not in compliance with these covenants, but has obtained a waiver from the financial institution.

During 2021, the Company received a Paycheck Protection Program (“PPP”) loan of approximately $375,000 through the Small Business Administration (“SBA”) as a result of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act. The PPP loan was forgiven in 2021 and is recorded as forgiveness of Paycheck Protection Program loan in the accompanying 2021 consolidated statement of operations.

Debt balances outstanding as of December 31, 2022 are due as follows: $25,430,000 in 2023; $10,000,000 in 2024; and $3,000,000 in 2026.

6. Income Taxes

The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax basis of the respective assets and liabilities, using enacted tax rates in effect for the years when the differences are expected to reverse.

Borealis is taxed under Canadian tax laws at a rate of 26.5%. Borealis does not file a consolidated tax return. PGF, PGF RE I, and PGF RE II (the “United States subsidiaries”) are taxed as C corporations, with a statutory rate of 21%.

For the years ended December 31, 2022 and 2021, the provision for income taxes consisted of the following:

Current:
United States	$27,737	$—
Foreign	27,851	19,539

Deferred:	55,588	19,539
United States	(6,160,797)	(3,163,681)
Foreign	(411,981)	(1,181)
Valuation allowance for unrealizable net deferred tax assets	6,572,778	3,164,862
	—	—
Provision for income taxes	$55,588	$19,539

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

6. Income Taxes (cont.)

Deferred income tax assets are recognized to the extent it is probable that the temporary differences and unused net operating tax losses will be realized. The realization of deferred income tax assets is reviewed each reporting period and includes the consideration of historical operating results, projected future taxable income (exclusive of reversing temporary differences and carryforwards), the scheduled reversal of deferred income tax liabilities, and potential tax planning strategies.

At December 31, 2022 and 2021, deferred income tax assets and liabilities consisted of the following:

Net operating losses carried forward	$12,826,929	$5,786,131
Other deferred tax assets	216,293	78,799
Deferred income tax assets	13,043,222	5,864,930

Property, plant and equipment	(3,560,082)	(2,954,567)
Deferred income tax liabilities	(3,560,082)	(2,954,567)

Valuation allowance for unrealizable net deferred tax assets	(11,400,496)	(4,827,719)
Net deferred income taxes	$(1,917,356)	$(1,917,356)

Due to net operating losses, the Company was in a net deferred tax asset position, but because of the uncertainty of realization, the Company has fully reserved the net deferred income tax asset as of December 31, 2022.

The effective income tax rate differs from the federal statutory income tax rate for 2022 and 2021 as follows:

	2022	2021
Tax (benefit) at the statutory rate	21.0%	21.0%
State rate (net of federal benefit)	3.6%	5.0%
Paycheck Protection Program loan forgiveness	0.0%	4.6%
Change in valuation allowance for net deferred taxes	-25.1%	-31.2%
Foreign tax rate difference	0.3%	0.0%
All other	0.0%	0.4%
Effective rate	-0.2%	-0.2%

PGF, PGF RE I, and PGF RE II (United States subsidiaries) had net operating loss carryforwards of approximately $12,287,000 for federal and state income tax reporting purposes at December 31, 2022. Net operating loss carryforwards for federal income tax purposes do not expire under United States tax laws. Net operating loss carryforwards for state income tax reporting purposes begin to expire in 2039.

Transactions for which tax deductibility or the timing of tax deductibility is uncertain are analyzed by management based on their technical merits. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in income taxes. Management has determined that the Company does not have any uncertain tax positions or associated unrecognized tax benefits that materially impact the consolidated financial statements or related disclosures. As a result, at December 31, 2022, the Company did not have a liability for unrecognized tax benefits, interest or penalties under United States or Canadian tax law. The Company paid no penalties during 2022.

The Company files income tax returns in the Canadian and U.S. federal jurisdictions, and in South Carolina. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2019. There are no tax examinations currently in progress.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

7. Leases

The Company leases certain equipment from third-parties. The determination of whether an arrangement is a lease is made at the lease’s inception. In accordance with US GAAP, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term, and lease obligations represent the Company’s obligation to make lease payments over that term. ROU assets and lease obligations are recognized at the lease commencement date based on the present value of lease payments calculated using the implicit rate when it is readily determinable. In the absence of an implicit rate, management may use the Company’s incremental borrowing rate based on the information available at lease commencement. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised.

ROU assets are recorded net of accumulated amortization of approximately $518,000 at December 31, 2022. The Company recognized approximately $288,000 of interest expense on its financing lease obligations during the year ended December 31, 2022. There were no significant leases in 2021.

Future minimum lease payments consisted of the following:

2023	$969,736
2024	956,767
2025	823,266
2026	797,248
2027	532,709
Total undiscounted cash flows	4,079,726
Less, present value discount	(1,332,471)
Total finance lease obligations	$2,747,255

Rent expense totaled approximately $495,000 and $0 for the years ended December 31, 2022 and 2021, respectively.

The following schedule represents data for leases for the year ended December 31, 2022:

Weighted-average remaining lease term in years for finance leases	4.14
Weighted-average implicit interest rate	17.01%

Assets recorded under the finance leases consist of the following at December 31, 2022:

Furniture, fixtures and equipment	$3,180,169
Less, accumulated amortization	(517,624)
$2,662,545

8. Contingencies

From time to time, the Company is involved in legal proceedings in the normal course of business. Management does not believe that the final resolution of any such legal proceedings will have a material effect on the consolidated financial position or results of operations of the Company.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

9. Stock Option Plan

During 2022, the Company created a stock option plan (the “Plan”) that provides for the granting of options to certain employees for the purchase of the Company’s class D common stock. The Plan provides for the grant of stock options for eligible employees as determined by the Board of Directors and does not guarantee employment rights. During the year ended December 31, 2022, the Company granted options to purchase 3,468,760 shares of the Company’s common stock at an exercise price of $0.0001 per share. The weighted-average grant date fair values of options granted was $0.60 per share. The fair values of the stock-based awards granted were calculated with the following weighted-average assumptions:

Risk-free interest rate	1.73 – 1.78%
Expected term (years)	5 – 10
Expected volatility	80.00%
Dividend yield	0.00%

For the year ended December 31, 2022, the Company recorded approximately $514,000 of stock-based compensation expense. As of December 31, 2022, there was approximately $1,566,000 in total unrecognized compensation expense related to non-vested employee stock options granted under the Plan, which is expected to be recognized over a term of five to ten years.

Stock option activity for the year ended December 31, 2022 is summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)
Options outstanding at December 31, 2021	—	$—	—
Granted	3,468,760	0.0001	6.65
Exercised	—	—	—
Expired or forfeited	—	—	—
Options outstanding at December 31, 2022	3,468,760	0.0001	6.65
Options exercisable at December 31, 2022	223,760	0.0001	6.65
Options expected to vest at December 31, 2022	3,245,000	0.0001	6.65

As of December 31, 2022, a total of 3,468,760 time-based options had been granted, of which 223,760 are fully vested and 3,245,000 fully vest after 5 years of service. Subsequent to year-end, the Company granted an additional 227,666 options, of which 161,000 are fully vested and 66,666 fully vest after 5 years.

10. Subsequent Events

The Company evaluated events and transactions after December 31, 2022, through July 12, 2023, the date the consolidated financial statements were available to be issued, for subsequent events requiring disclosure in these financial statements. The Company identified the following subsequent events:

As discussed in Note 1 above, the Company refinanced a note payable to a related party.

As discussed in Note 2 above, the Company terminated its factoring purchase agreement. Termination of this agreement is not expected to have any material impact on the Company’s financial position, results of operation, or cash flows as all outstanding amounts were paid off.

As discussed in Note 5 above, the Company paid off the line of credit with a financial institution. As discussed in Note 9 above, the Company issued additional stock options.

Borealis Foods, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

10. Subsequent Events (cont.)

In 2023, the Company issued $25,000,000 in convertible notes payable that have maturity dates ranging from 2023 to 2024 (unless converted) and bears interest at 10% annually. Accrued interest is payable monthly. The convertible notes may be converted into securities, at the option of the holder, based upon a formula considering the outstanding principal and interest and the Company’s value, including a valuation cap. Total potential shares issuable under these convertible notes payable are 3,256,579 shares.

In May 2023, the Company entered into an agreement for a marketing representative to include the production of three private label ramen noodles. This agreement includes an investment into the Company and a future royalty agreement. The marketing representative has a world-wide reputation within the gourmet food industry. We believe this partnership will allow us to increase our presence in the ramen noodle market. We are currently in the process of finalizing the accounting for this transaction and expect to finalize the impact of this transaction by the end of the second quarter of 2023.

On February 23, 2023, the Company signed a definitive business combination agreement with Oxus Acquisition Corp. (“Oxus”) (Nasdaq: OXUSU, OXUS, OXUSW). Under the proposed transaction terms, the Company will combine with Oxus and become a publicly traded entity under its existing name. The transaction values the Company at an enterprise value pre-money of $150 million. In connection with the proposed transaction, the aggregate consideration to be paid to the Company’s equity holders will be $150 million of rollover equity, subject to adjustment. The proposed transaction is anticipated to close during the third quarter of 2023.

Borealis Foods, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash	$12,681,263	$5,146,616
Accounts receivable, net of allowance for doubtful accounts of $113,383 as of March 31, 2023 and December 31, 2022	3,043,375	2,592,757
Inventories, net	7,011,034	6,284,665
Prepaid expenses	1,565,629	1,816,889
Total current assets	24,301,301	15,840,927

Property, plant and equipment, net	46,801,834	46,841,749
Goodwill	1,917,356	1,917,356
Other non-current assets	171,029	171,029
Total assets	$73,191,520	$64,771,061

Liabilities and Stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$8,502,195	$8,711,002
Due to related parties	7,825,791	8,325,791
Line of credit	630,000	630,000
Convertible notes payable, current portion	39,800,000	24,800,000
Finance lease payable, current portion	523,656	552,379
Total current liabilities	57,281,642	43,019,172

Line of credit	10,000,000	10,000,000
Convertible note payable, net of current portion	3,000,000	3,000,000
Finance lease payable, net of current portion	2,094,891	2,194,876
Deferred tax liability	1,917,356	1,917,356
Total liabilities	74,293,889	60,131,404

Stockholders’ (deficit) equity:
Common stock, no par value	—	—
Additional paid-in capital	42,819,340	42,625,786
Accumulated deficit	(43,921,709)	(37,986,129)
Total stockholders’ (deficit) equity	(1,102,369)	4,639,657
Total liabilities and stockholders’ (deficit) equity	$73,191,520	$64,771,061

See accompanying notes.

Borealis Foods, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended March 31,
	2023	2022
Revenues, net	$8,429,301	$4,745,320
Cost of goods sold	9,058,213	5,997,025
Gross loss	(628,912)	(1,251,705)
Selling, general and administrative expenses	3,935,205	3,859,691
Loss from operations	(4,564,117)	(5,111,396)

Other income (expense):
South Carolina grant revenue	158,995	—
Gain on sale of assets	—	50,000
Interest expense	(1,530,582)	(151,791)
Total other income (expense)	(1,371,587)	(101,791)
Net loss before income taxes	(5,935,704)	(5,213,187)
Income tax benefit (expense)	124	(14,236)
Net loss	$(5,935,580)	$(5,227,423)

See accompanying notes.

Borealis Foods, Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Stockholders’ (Deficit) Equity (Unaudited)
Three Months Ended March 31, 2023 and 2022

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Class D Common Stock		Additional Paid-In Capital	(Accumulated Deficit)	Total
	Number of Shares	Common Stock	Number of Shares	Common Stock	Number of Shares	Common Stock	Number of Shares	Common Stock
Balance at January 1, 2022	100,000,000	$—	52,137,499	$—	6,345,000	$—	—	$—	$39,788,546	$(11,704,204)	$28,084,342
Expense related to stock options (Note 9)	—	—	—	—	—	—	—	—	214,144	—	214,144
Net loss	—	—	—	—	—	—	—	—	—	(5,227,423)	(5,227,423)
Balance at March 31, 2022	100,000,000	—	52,137,499	—	6,345,000	—	—	—	40,002,690	(16,931,627)	23,071,063
Balance at January 1, 2023	100,000,000	—	56,008,749	—	6,345,000	—	—	—	42,625,786	(37,986,129)	4,639,657
Expense related to stock options (Note 9)	—	—	—	—	—	—	—	—	193,554	—	193,554
Net loss	—	—	—	—	—	—	—	—	—	(5,935,580)	(5,935,580)
Balance at March 31, 2023	100,000,000	$—	56,008,749	$—	6,345,000	$—	—	$—	$42,819,340	$(43,921,709)	$(1,102,369)

____________

Class A shares, no par value, unlimited number of shares authorized

Class B shares, no par value, unlimited number of shares authorized

Class C shares, no par value, unlimited number of shares authorized

Class D shares, no par value, unlimited number of shares authorized

Shares of Class A, Class B, Class C, and Class D common stock have identical rights.

See accompanying notes.

Borealis Foods, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three Months Ended March 31,
	2023	2022
Cash flows from operating activities
Net loss	$(5,935,580)	$(5,227,423)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options	193,554	214,144
Depreciation and amortization	961,956	627,996
Changes in operating assets and liabilities:
Accounts receivable	(450,618)	(1,588,794)
Inventories	(726,369)	(59,968)
Prepaid expenses and other	251,260	(302,785)
Accounts payable and accrued expenses	(208,807)	1,725,821
Net cash used in operating activities	(5,914,604)	(4,611,009)

Cash flows from investing activities
Purchases of property, plant and equipment, net	(922,041)	(2,193,770)
Net cash used in investing activities	(922,041)	(2,193,770)

Cash flows from financing activities
Net payments (to) from related parties	(500,000)	3,437,167
Proceeds on common stock subscriptions	—	1,000,000
Proceeds from convertible notes payable	15,000,000	—
Payments on finance lease payable	(128,708)	(118,891)
Payments on other notes payable	—	(12,000)
Net cash provided by financing activities	14,371,292	4,306,276
Net change in cash	7,534,647	(2,498,503)
Cash, beginning of period	5,146,616	2,905,351
Cash, end of period	$12,681,263	$406,848

Supplemental cash flow data
Cash paid during the year for:
Interest	$623,447	$32,900

Non-cash activity
Prior period correction	$—	$1,917,356

See accompanying notes.

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

1. Description of Business and Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the financial statements of Borealis Foods, Inc. (“Borealis”), and its subsidiaries: Palmetto Gourmet Foods Inc. (“PGF”), Palmetto Gourmet Foods Real Estate I, Inc. (“PGF RE I”), and Palmetto Gourmet Foods Real Estate II, Inc. (“PGF RE II”) (collectively the “Company”).

Borealis, a Canadian corporation, is a food technology integrator that focuses on the development and commercialization of functional foods.

PGF is an early growth stage food manufacturing company and has spent significant time and resources developing its recipes and fabricating production equipment to meet its product specifications. PGF is the first American producer of sustainable, nutritious, and affordable ramen noodles.

PGF RE I and PGF RE II are holding companies that rent their fixed assets to PGF.

Intercompany balances and transactions have been eliminated in consolidation.

Going Concern

The financial statements have been prepared assuming that the Company will continue as a going concern. The Company suffered recurring losses from operations through March 31, 2023 that raised substantial doubt about its ability to continue as a going concern.

In 2022, the Company was negatively impacted by the sharp increase in commodity pricing worldwide. The Company implemented substantial cost-cutting plans and successfully increased sales prices in 2022. The loss from operations was reduced substantially in 2023. However, a critical part of the Company’s recovery plans include refinancing debt obligations maturing in 2023, 2024, and 2026. While negotiations with lenders were underway at June 30, 2023, there can be no assurance that any refinancing transaction will occur or that the Company will achieve profitable operations.

As a result, substantial doubt continues to exist about the ability of the Company to continue as a going concern within one year from July XX, 2023, the date that the condensed consolidated financial statements were available to be issued.

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and the Company’s functional currency is the US Dollar.

We have condensed certain categories of information in our consolidated financial statements to enhance the readability and understanding of those statements by making them more succinct. As a result, certain footnote disclosures we normally include in our annual consolidated financial statements have been omitted but remain prepared in accordance with US GAAP. In management’s opinion, we have made all adjustments (consisting only or normal, recurring adjustments, except as otherwise indicated) necessary to fairly present our unaudited consolidated balance sheet and consolidated statements of operations, changes in stockholders’ (deficit) equity, and cash flows. Our interim period operating results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. These consolidated financial statements and accompanying notes should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2022 as issued on July XX, 2023.

Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

1. Description of Business and Summary of Significant Accounting Policies (cont.)

Cash Equivalents

The Company classifies all highly liquid securities with stated maturities of three months or less from the date of purchase as cash equivalents.

Inventories, net

Inventories are stated at the lower of cost and net realizable value. The cost of raw materials is determined using the first-in, first-out method. The cost of finished goods is measured at weighted average cost.

A reserve is recorded for any food inventory that is expired (or expected to expire before sale) and any raw materials for projects that have been discontinued.

Prepaid Expenses

Prepaid expenses include approximately $1,566,000 and $1,817,000 of deposits on inventory purchases and property, plant and equipment purchases as of March 31, 2023 and December 31, 2022, respectively.

Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. For financial statement purposes, depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Buildings and improvements	10 – 30 years
Furniture, fixtures and equipment	3 – 12 years

Construction in progress includes the cost of property, plant and equipment being constructed or otherwise not yet in service. Costs include materials, labor, capitalized interest, engineering and testing costs, and other costs necessary to get the assets ready for their intended use.

Goodwill

The Company’s goodwill resulted from a prior year acquisition. For income tax purposes and US GAAP financial reporting, goodwill is not amortized but is reviewed annually for impairment or more frequently as events or circumstances indicate its carrying amount may not be recoverable. No impairment losses were recorded for the three month period ended March 31, 2023 or for the year ended December 31, 2022.

Amounts Due to Related Parties

Amounts due to related parties (Company stockholders and entities controlled by Company stockholders) at March 31, 2023 and December 31, 2022 totaling $7,325,791 and $7,325,791, respectively, are due on demand and bear interest at 10% annually. A note payable to Roya Foods, Inc. (a stockholder) totaled $500,000 and $1,000,000 at March 31, 2023 and December 31, 2022, respectively, and bears interest at 10% annually. Subsequent to quarter end, the Company refinanced this note payable with a new $500,000 note payable that bears interest at 10% annually and matures December 31, 2023.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

1. Description of Business and Summary of Significant Accounting Policies (cont.)

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded for the three month period ended March 31, 2023 or for the year ended December 31, 2022.

Revenue and Cost Recognition and Accounts Receivable

The Company’s revenue is primarily generated from the sale of food products. These sales contain a single performance obligation. Revenue is recognized at a point in time and the Company bills customers upon shipment of goods when ownership, risk, and rewards transfer to the customer. The Company bills its customers upon shipment. Certain of the Company’s contracts with customers include variable consideration consisting of payment discounts and promotions. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons, and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. Gross revenues for the three month periods ended March 31, 2023 and 2022 were approximately $8,779,000 and $5,115,000, respectively.

Total payment discounts and promotions were approximately $350,000 and $370,000, resulting in net revenues of approximately $8,429,000 and $4,745,000 for the three month periods ended March 31, 2023 and 2022, respectively.

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The incremental cost to obtain contracts was not material.

Accounts receivable related to product sales typically have payment terms of 30 days. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The allowance for doubtful accounts reflects the Company’s estimate of probable losses related to its accounts receivable. In establishing the allowance for doubtful accounts, the Company considers a number of factors, including historical collection experience, aging of the accounts receivable balances, current economic conditions, and a specific customer’s ability to meet its financial obligations to the Company.

The Company incurred significant production training and inventory waste expenses for the three-month periods ended March 31, 2023, and in 2022, totaling approximately $780,000 and $3,361,000, respectively, due to PGF adding production capabilities during both periods. During the three-month periods ended March 31, 2023 and 2022, the Company capitalized $0 and approximately $1,400,000, respectively, of these expenses as part of equipment costs. During the three-month periods ended March 31, 2023 and 2022, the Company included approximately $780,000 and $1,961,000, respectively, in selling, general and administrative expenses in the accompanying consolidated statement of operations as it was not directly attributable to finished goods production.

The Company’s cost of goods sold represent materials, direct labor costs, and allocated overheads associated with the sale of finished goods to customers. Shipping and handling costs related to products shipped to customers are fulfillment costs and are recorded as cost of goods sold.

Advertising

Costs associated with advertising are expensed as incurred and are included in selling, general and administrative expenses. Advertising costs expensed for the three-month periods ended March 31, 2023 and 2022 were approximately $39,000 and $58,000, respectively.

Research and Development Costs

Research and development costs have been expensed in the period incurred. Research and development costs consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, share-based compensation, scale-up expenses, depreciation and amortization expenses on research and development assets, and facility lease costs. Scale-up expenses include material waste costs, production personnel

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

1. Description of Business and Summary of Significant Accounting Policies (cont.)

costs, and related expenses. Research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. The Company expects to continue investing in research and development over time, as research and development and innovation are core elements of our business strategy, and the Company believes they represent a critical competitive advantage. the Company believes continued innovation will capture a larger share of consumers through additional economic verticals. Research and development expenses for the three months ended March 31, 2023 and 2022 were approximately $200,000 and $0, respectively.

Business Development Costs

Business development expenses include all costs associated with directly growing and expanding a business segment, such as advertising, market research, and training. These costs include staff salaries, travel expenses, and consulting expenses that the Company incurs while searching for new opportunities and maintaining current relationships. Business development expenses for the three months ended March 31, 2023 and 2022 were approximately $199,000 and $0, respectively.

Transaction Costs

Transaction costs have been expensed in the period incurred. Approximately $1,455,000 and $0 was included in operating expenses during the three months ended March 31, 2023 and 2022, respectively.

Concentration of Risk

The Federal Deposit Insurance Corporation (“FDIC”) insures amounts on deposit with each financial institution up to limits as prescribed by law. The Company holds funds amounting to approximately $12,400,000 and $4,700,000 as of March 31, 2023 and December 31, 2022, respectively, with financial institutions in excess of the FDIC insured amount or with non-FDIC insured institutions; however, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

The Company extends unsecured credit to its customers in the ordinary course of business. Payment terms are generally net 30 days with discounts amounting to 2%. Accounts receivable are written off when they are determined to be uncollectible based on the financial stability of its customers and existing economic conditions.

Sales to three customers accounted for approximately 73% and 71% of gross revenues for the three month periods ended March 31, 2023 and 2022, respectively. Accounts receivable from two customers amounted to approximately 70% and 68% of total accounts receivable as of March 31, 2023 and December 31, 2022, respectively. Substantially all of the Company’s 2023 and 2022 sales occurred in the United States and Canada.

Purchases from 10 vendors accounted for approximately 61% and 60% of purchases for the three month periods ended March 31, 2023 and 2022, respectively. Accounts payable to these vendors totaled approximately $1,802,000 and $3,047,000 as of March 31, 2023 and 2022, respectively.

Fair Value Measurements

In accordance with US GAAP, the Company defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

1. Description of Business and Summary of Significant Accounting Policies (cont.)

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1:	Observable inputs, such as quoted market prices in active markets for the identical asset or liability that are accessible at the measurement date.
Level 2:	Inputs, other than quoted market prices included in Level 1, that are observable either directly or indirectly for the asset or liability.
Level 3:

Unobservable inputs that reflect the entity’s own assumptions about the exit price of the asset or liability. Unobservable inputs may be used if there is little or no market data for the asset or liability at the measurement date.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company does not have assets measured at fair value on a recurring basis. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, and accounts payable approximate their fair values due to the short-term nature of these instruments.

There is no material difference between the carrying amounts and fair values of the Company’s debt obligations, including due to related parties, notes payable, line of credit and convertible notes payable, as interest rates approximate current market rates for similar types of debt instruments (Level 2).

Disclosures about the fair value of financial instruments are based on pertinent information available to management as of March 31, 2023 and December 31, 2022. Although management is not aware of any factors that would significantly affect the reasonableness of the fair value amounts, such amounts were not comprehensively revalued for purposes of these consolidated financial statements and current estimates of fair value may differ significantly from the amounts presented herein.

Stock Based Compensation

The Company accounts for its stock-based compensation arrangements using the fair value method. Compensation cost relating to share-based payment transactions is recognized in the Company’s consolidated financial statements based on the estimated fair value of the instruments issued. The Company measures the cost of employees’ services received in exchange for stock awards based on the grant-date fair value of the award using an option pricing model and recognizes the cost over the period the employee is required to provide services for the award, which is the vesting period. The Company accounts for forfeitures as they occur.

Recent Accounting Pronouncements

Management does not expect the adoption of recently issued accounting standards to have a significant impact on the Company’s reported financial position, results of operations, or cash flows.

2. Accounts Receivable Financing Agreement

During a portion of 2022, PGF had a purchase agreement with a financial institution to sell (factor) its accounts receivable from certain customers, with recourse. When invoices were factored, the financial institution advanced 80% of the balance of the customer’s accounts receivable to PGF. For any receivables not collected by the financial institution, PGF paid 1.25% interest for each 15-day period not collected with an additional 1% for each 10 day period not collected for invoices exceeding 90 days of the invoice date, up to the amount factored. The Company was contingently liable for approximately $837,000 and $1,642,000 of factored accounts receivable as of March 31, 2023

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

2. Accounts Receivable Financing Agreement (cont.)

and December 31, 2022, respectively. Total interest expense recognized for the three month periods ended March 31, 2023 and 2022 relating to this arrangement was approximately $172,000 and $0, respectively. Subsequent to the period ended March 31, 2023, this purchase agreement was terminated and the Company was no longer contingently liable as the amounts outstanding were paid off.

3. Inventories, net

Inventories were as follows:

	March 31, 2023	December 31, 2022
Raw materials	$5,701,838	$4,397,272
Finished goods	1,509,196	2,087,393
Reserve for obsolete inventory	(200,000)	(200,000)
	$7,011,034	$6,284,665

4. Property, Plant and Equipment, net

Property, plant and equipment were as follows:

	March 31, 2023	December 31, 2022
Building and improvements	$10,108,915	$10,108,915
Furniture, fixtures and equipment	40,938,289	40,938,289
Construction in progress	4,439,458	3,517,418
	55,486,662	54,564,622
Less, accumulated depreciation	(8,684,828)	(7,722,873)
	$46,801,834	$46,841,749

Depreciation expense recorded in the three month periods ended March 31, 2023 and 2022 was approximately $962,000 and $628,000, respectively, which is included as a component of cost of goods sold.

During the period ended March 31, 2023 and year ended December 31, 2022, interest capitalized to property, plant and equipment was $0 and approximately $849,000, respectively.

5. Debt

During 2022, the Company entered into a $630,000 revolving line of credit facility with a financial institution. Interest accrues at 5.75% annually on the outstanding balance and there is a 1.75% monthly administrative fee calculated using the highest outstanding advance during the applicable monthly period. The line of credit facility is collateralized by substantially all of the PGF RE II’s assets and matures in July 2023. There was approximately $630,000 outstanding under this line of credit facility at March 31, 2023 and December 31, 2022, respectively. Effective May 31, 2023, the Company has paid in full the balance at March 31, 2023 of approximately $630,000.

In 2022, the Company issued $20,000,000 of convertible notes payable that mature in 2023 (unless converted) and bear interest at 10% annually. On or before the earlier of the maturity date or a “qualified financing event ”, as defined in the note agreements, the outstanding principal and interest may be converted, at the option of the holder, into common shares of the Company. The number of shares of common stock received in the conversion will equal the quotient of (i) the outstanding principal and interest as of the date immediately before the completion of the qualified financing event, divided by (ii) an amount equal to the “valuation cap” divided by the “fully diluted basis” (terms as defined in the agreements) and discounted by five percent.

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

5. Debt (cont.)

In 2022, the Company issued $4,800,000 in convertible notes payable that mature in 2023 (unless converted) and bear interest at 10% annually. The outstanding principal and interest under the convertible notes may be converted, at the option of the holder, into the same equity as issued upon the Company’s issuance of preferred or common stock of at least $10,000,000 (“qualified financing event”), either as a single round or a lead round, at 80% of the per share price paid during the qualified financing event.

In 2023, the Company issued $15,000,000 in convertible notes payable that have maturity dates ranging from 2023 to 2024 (unless converted) and bear interest at 10% annually. Accrued interest is payable monthly. The convertible notes may be converted into securities, at the option of the holder, based upon a formula considering the outstanding principal and interest and the Company’s value, including a valuation cap. Subsequent to March 31, 2023, the Company issued $10,000,000 in an additional convertible note payable that has a maturity date of February 2024 (unless converted) and bears interest at 10% annually. Total potential shares issuable under these convertible notes payable are 3,256,579 shares.

In 2021, the Company issued a $3,000,000 convertible note that matures in 2026 (unless converted) and bears interest at 3% annually. Accrued interest is payable monthly. The outstanding principal and interest under the convertible note may be converted, at the option of the holder, into the same equity as issued upon the Company’s issuance of preferred or common stock of at least $10,000,000 (“qualified financing event”), either as a single round or a lead round, at 85% of the per share price paid during the qualified financing event.

If a qualified financing event occurs during the term of the convertible notes and the holders elect to not convert the note, the note will no longer be convertible and the outstanding principal and interest will become due on the maturity date.

If no qualified financing event occurs as of the maturity date of the note or a sale of Borealis Foods, Inc. is consummated (subject to the definitions outlined in the convertible note agreement), the holders may elect for the total principal and interest to become due or convert the note into Class C common stock of Borealis Foods, Inc. at a conversion price equal to the quotient of six times earnings before interest, taxes, depreciation, and amortization divided by the aggregated number of outstanding common shares of Borealis Foods, Inc. at the maturity date.

During 2021, the Company entered into a $10,000,000 revolving line of credit facility with a financial institution. Interest accrues at 10% annually on the outstanding balance and 1% annually on the unused portion of the facility. Effective December 31, 2022, this revolving line of credit facility was reduced to $8,000,000 and the interest rate was increased to 12%, effective as of May 1, 2023. The line of credit facility is collateralized by substantially all of the Company’s assets and matures in 2024. The terms of the long-term revolving line of credit agreement contain negative and affirmative covenants including requirements to maintain certain financial ratios. As of March 31, 2023, the Company was not in compliance with these covenants, but has obtained a waiver from the financial institution.

Debt balances outstanding as of March 31, 2023 are due as follows: $30,430,000 in 2023; $20,000,000 in 2024; and $3,000,000 in 2026.

6. Income Taxes

The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax basis of the respective assets and liabilities, using enacted tax rates in effect for the years when the differences are expected to reverse.

Borealis is taxed under Canadian tax laws at a rate of 26.5%. Borealis does not file a consolidated tax return. PGF, PGF RE I, and PGF RE II (the “United States subsidiaries”) are taxed as C corporations, with a statutory rate of 21%.

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

6. Income Taxes (cont.)

The total income tax provision (benefit) expense recorded for the three months ended March 31, 2023 and 2022 was approximately ($100) and $14,000, respectively, on consolidated pre-tax book loss of approximately $4,843,000 and $5,213,000 in the three month periods ended March 31, 2023 and 2022, respectively.

The Company’s tax provision is based on a projected effective rate based on annualized amounts applied to actual income to date and includes the expected realization of a portion of the tax benefits of federal and state net operating losses carryforwards (“NOLs”). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of capital loss and NOL carryforwards is dependent upon the generation of future capital gains and taxable income in periods prior to their expiration. The Company currently provides a valuation allowance against the full amount of the NOLs since the Company is uncertain as to the realization of the full amount of benefits in the future. The Company will continue to assess the need for, and the amount of, the valuation allowance at each reporting period.

Transactions for which tax deductibility or the timing of tax deductibility is uncertain are analyzed by management based on their technical merits. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in income taxes. Management has determined that the Company does not have any uncertain tax positions or associated unrecognized tax benefits that materially impact the consolidated financial statements or related disclosures. As a result, at March 31, 2023, the Company did not have a liability for unrecognized tax benefits, interest or penalties under United States or Canadian tax law. The Company paid no penalties during the three month period ending March 31, 2023.

The Company files income tax returns in the Canadian and U.S. federal jurisdictions, and in South Carolina. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2020. There are no tax examinations currently in progress.

7. Leases

The Company leases certain equipment from third parties. The determination of whether an arrangement is a lease is made at the lease’s inception. In accordance with US GAAP, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term, and lease obligations represent the Company’s obligation to make lease payments over that term. ROU assets and lease obligations are recognized at the lease commencement date based on the present value of lease payments calculated using the implicit rate when it is readily determinable. In the absence of an implicit rate, management may use the Company’s incremental borrowing rate based on the information available at lease commencement. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised.

ROU assets are recorded net of accumulated amortization of approximately $677,000 and $518,000 at March 31, 2023 and December 31, 2022, respectively. The Company recognized approximately $123,000 and $3,000 of interest expense on its financing lease obligations during the three month periods ended March 31, 2023 and 2022, respectively.

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

7. Leases (cont.)

Future minimum lease payments consisted of the following:

2024	$727,302
2025	956,767
2026	823,266
2027	797,248
2028	532,709
Total undiscounted cash flows	3,837,292
Less, present value discount	(1,218,745)
Total finance lease obligations	$2,618,547

Rent expense totaled approximately $242,000 and $17,000 for the three month periods ended March 31, 2023 and 2022, respectively.

The following schedule represents data for leases for the period ended March 31, 2023:

Weighted-average remaining lease term in years for finance leases	3.91
Weighted-average implicit interest rate	17.01%

Assets recorded under the finance leases consist of the following at March 31, 2023:

Furniture, fixtures and equipment	$3,180,169
Less, accumulated amortization	(676,632)
$2,503,537

8. Contingencies

From time to time, the Company is involved in legal proceedings in the normal course of business. Management does not believe that the final resolution of any such legal proceedings will have a material effect on the consolidated financial position or results of operations of the Company.

9. Stock Option Plan

During 2022, the Company created a stock option plan (the “Plan”) that provides for the granting of options to certain employees for the purchase of the Company’s class D common stock. The Plan provides for the grant of stock options for eligible employees as determined by the Board of Directors and does not guarantee employment rights. During the three-month period ended March 31, 2023, the Company granted options to purchase 227,666 shares of the Company’s common stock at an exercise price of $0.0001 per share. The weighted-average grant date fair values of options granted was $0.60 per share. The fair values of the stock-based awards granted were calculated with the following weighted-average assumptions:

Risk-free interest rate	2.28%
Expected term (years)	5 – 10
Expected volatility	80.00%
Dividend yield	0.00%

For the three-month periods ended March 31, 2023 and 2022, the Company recorded approximately $194,000 and $214,000, respectively, of stock-based compensation expense. As of March 31, 2023, there was approximately $1,509,000 in total unrecognized compensation expense related to non-vested employee stock options granted under the Plan, which is expected to be recognized over a term of five to ten years.

Borealis Foods, Inc. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
March 31, 2023 and 2022

9. Stock Option Plan (cont.)

Stock option activity for the period ended March 31, 2023 is summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted Remaining Contractual Life (Years)
Options outstanding at December 31, 2022	3,468,760	$0.0001	6.65
Granted	227,666	0.0001	6.65
Exercised	—	—	—
Expired or forfeited	—	—	—
Options outstanding at March 31, 2023	3,696,426	0.0001	6.65
Options exercisable at March 31, 2023	384,760	0.0001	6.65
Options expected to vest at March 31, 2023	3,311,666	0.0001	6.65

As of March 31, 2023, a total of 3,696,426 time-based options had been granted, of which 384,760 are fully vested and 3,311,666 fully vest after 5 years of service.

10. Subsequent Events

The Company evaluated events and transactions after March 31, 2023, through July xx, 2023, the date the consolidated financial statements were available to be issued, for subsequent events requiring disclosure in these financial statements. The Company identified the following subsequent events:

As discussed in Note 1 above, the Company refinanced a note payable to a related party.

As discussed in Note 2 above, the Company terminated its factoring purchase agreement. Termination of this agreement is not expected to have any material impact on the Company’s financial position, results of operation, or cash flows as all amounts outstanding were paid off.

As discussed in Note 5 above, the Company paid off the line of credit with a financial institution.

In May 2023, the Company entered into an agreement for a marketing representative to include the production of three private label ramen noodles. This agreement includes an investment into the Company and a future royalty agreement. The marketing representative has a world-wide reputation within the gourmet food industry. We believe this partnership will allow us to increase our presence in the ramen noodle market. We are currently in the process of finalizing the accounting for this transaction and expect to finalize the impact of this transaction by the end of the second quarter of 2023.

On February 23, 2023, the Company signed a definitive business combination agreement with Oxus Acquisition Corp. (“Oxus”) (Nasdaq: OXUSU, OXUS, OXUSW). Under the proposed transaction terms, the Company will combine with Oxus and become a publicly traded entity under its existing name. The transaction values the Company at an enterprise value pre-money of $150 million. In connection with the proposed transaction, the aggregate consideration to be paid to the Company’s equity holders will be $150 million of rollover equity, subject to adjustment. The proposed transaction is anticipated to close during the third quarter of 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Oxus Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Oxus Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ (deficit) equity and cash flows for the year ended December 31, 2022 and for the period from February 3, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from February 3, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB, those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

New York, NY
March 31, 2023

OXUS ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash	$680,792	$1,123,384
Prepaid expenses, current	236,002	312,584
Total Current Assets	916,794	1,435,968

Marketable securities held in Trust Account	178,532,948	175,953,964
Prepaid expenses, non-current	—	96,252
TOTAL ASSETS	$179,449,742	$177,486,184

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Accrued offering costs and expenses	$842,513	$235,051
Promissory note	1,500,000	—
Related party payable	158,640	—
Total Current Liabilities	2,501,153	235,051

Commitments and Contingencies
Class A ordinary shares, par value $0.0001; subject to possible redemption, 17,250,000 shares at redemption value	178,532,948	175,950,000

Shareholders’ (Deficit) Equity
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—

Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 300,000 issued and outstanding (excluding 17,250,000 shares subject to possible redemption)	30	30
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,312,500 shares issued and outstanding	431	431
Additional paid-in capital	—	1,708,296
Accumulated deficit	(1,584,820)	(407,624)
Total Shareholders’ (Deficit) Equity	(1,584,359)	1,301,133
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$179,449,742	$177,486,184

The accompanying notes are an integral part of the financial statements.

OXUS ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Period from February 3, 2021 (Inception) through December 31, 2021
Formation and operating expenses	$2,886,611	$428,376
Loss from operations	(2,886,611)	(428,376)
Other income:
Dividend income	2,578,984	3,964
Interest income	4,010	—
Foreign exchange gain	1,073	—
Change in fair value of over-allotment liability	—	16,788
Net loss	$(302,544)	$(407,624)

Basic and diluted weighted average redeemable Class A ordinary shares outstanding	17,250,000	5,907,100
Basic and diluted net loss per redeemable Class A ordinary share	$(0.01)	$(0.04)

Basic and diluted weighted average non-redeemable ordinary shares outstanding	4,612,500	4,192,636
Basic and diluted net loss per non-redeemable ordinary share	$(0.01)	$(0.04)

The accompanying notes are an integral part of the financial statements.

OXUS ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

For the Year Ended December 31, 2022

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2021	300,000	$30	4,312,500	$431	$1,708,296	$(407,624)	$1,301,133
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	(1,708,296)	(874,652)	(2,582,948)
Net loss	—	—	—	—	—	(302,544)	(302,544)
Balance – December 31, 2022	300,000	$30	4,312,500	$431	$—	$(1,584,820)	$(1,584,359)

For the Period from February 3, 2021 (Inception) through December 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – February 3, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	4,312,500	431	24,569	—	25,000
Issuance of Underwriter Founder Shares	300,000	30	—	—	10	—	40
Cash received from sale of Private Warrants	—	—	—	—	9,276,918	—	9,276,918
Reclassification for Class A ordinary shares to redemption amount	—	—	—	—	(17,847,202)	—	(17,847,202)
Fair value of Private Warrants	—	—	—	—	10,270,789	—	10,270,789
Change in fair value of over-allotment liability	—	—	—	—	(16,788)	—	(16,788)
Net loss	—	—	—	—	—	(407,624)	(407,624)
Balance – December 31, 2021	300,000	$30	4,312,500	$431	$1,708,296	$(407,624)	$1,301,133

The accompanying notes are an integral part of the financial statements.

OXUS ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Period from February 3, 2021 (Inception) through December 31, 2021
Cash Flows from Operating Activities:
Net loss	$(302,544)	$(407,624)
Dividend income	(2,578,984)	(3,964)
Foreign exchange gain	(1,073)	—
Change in fair value of over-allotment liability	—	(16,788)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accrued offering costs and expenses	604,049	235,051
Prepaid expenses, current	76,582	(408,836)
Prepaid expenses, non-current	96,252	—
Net cash used in operating activities	(2,105,718)	(602,161)

Cash flows from Investing Activities:
Investment of marketable securities held in Trust Account	—	(175,950,000)
Net cash used in investing activities	—	(175,950,000)

Cash flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to Sponsor	—	25,000
Proceeds from issuance of Class A ordinary shares to underwriters	—	40
Proceeds from sale of Units	—	175,950,000
Proceeds from sale of Private Warrants	—	9,300,000
Proceeds from Promissory Note – related party	1,500,000	279,935
Repayment of Promissory Note – related party	—	(279,935)
Payment of offering costs	—	(7,599,495)
Proceeds from related party	163,126	—
Net cash provided by financing activities	1,663,126	177,675,545
Net Change in Cash:	(442,592)	1,123,384
Cash – Beginning	1,123,384	—
Cash – Ending	$680,792	$1,123,384

Supplemental disclosure of non-cash investing and financing activities:
Deferred offering costs in accrued offering costs and expenses	$—	$32,050
Issuance of Underwriter Founder Shares	$—	$30
Remeasurement for Class A ordinary shares subject to redemption	$2,582,948	$—

The accompanying notes are an integral part of the financial statements.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS

Oxus Acquisition Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on February 3, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination (a “Business Combination”) with one or more businesses. The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

Although the Company is not limited to a particular industry or geographic region for purposes of completing a Business Combination, the Company intends to focus its search on targets in energy transition technologies, such as battery materials, energy storage, electric vehicle (“EV”) infrastructure and advanced recycling in emerging/frontier countries including the Commonwealth of Independent States (“CIS”), South and South-East Asia and Middle East and North Africa (“MENA”) regions. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from February 3, 2021 (inception) through December 31, 2022, relates to the Company’s formation and the Initial Public Offering, which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income or dividend income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

On September 8, 2021, the Company closed its Initial Public Offering of 15,000,000 units at $10.00 per unit (the “Units” and, with respect to the ordinary shares included in the Units, the “Public Shares”) which is discussed in Note 3 and the sale of 8,400,000 warrants (each, a “Private Warrant” and collectively, the “Private Warrants”) at a price of $1.00 per Private Warrant in a private placement to the Company’s sponsor, Oxus Capital Pte. Ltd (the “Sponsor”) and its underwriters that closed simultaneously with the closing of the Initial Public Offering (as described in Note 4). The Company has listed the Units on the Nasdaq Capital Market (“Nasdaq”).

Transaction costs amounted to $3.70 million consisting of $3.00 million in cash of underwriting fees and $0.70 million of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (defined below) (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Upon the closing of the Initial Public Offering on September 8, 2021, the Company deposited $153.00 million ($10.20 per Unit) from the proceeds of the Initial Public Offering in the a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS (cont.)

On September 13, 2021, the underwriters exercised their over-allotment option in full (see Note 4), according to which the Company consummated the sale of an additional 2,250,000 Units, at $10.00 per Unit, and the sale of an additional 900,000 Private Warrants, at $1.00 per Private Warrant, generating total gross proceeds of $23.40 million. The proceeds from the sale of the additional Units were deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $175.95 million, and incurring additional cash underwriting discount of approximately $0.45 million.

The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.20 per Public Share, plus any pro rata income earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the FASB ASC Topic 480 “Distinguishing Liabilities from Equity”.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Charter, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares (as defined at Note 5) and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS (cont.)

The Company will have until 18 months from the closing of the Initial Public Offering to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including income earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares (as defined at Note 5) if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.20 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with ASC Topic 205-40 Presentation of Financial Statements — Going Concern, the Company intends to extend the liquidation date from March 8, 2023 to December 8, 2023 in order to consummate a Business Combination, it is uncertain that the Company will be able to consummate a Business Combination on time. Management has determined that the liquidity condition, coupled with the mandatory liquidation, should a Business Combination not occur and an extension is not requested by the Sponsor, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 8, 2023.

As of December 31, 2022, the Company had $0.68 million in its operating bank account, $178.53 million of marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficiency of $1.58 million.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS (cont.)

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Specifically, the rising conflict between Russia and Ukraine, and resulting market volatility could adversely affect the Company’s ability to complete a Business Combination. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Company’s ability to complete a Business Combination and the value of the Company’s securities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as amended by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Estimates made in preparing these financial statements include, among other things, the fair value measurement of shares transferred by the Sponsor to independent director nominees. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company had $0.68 million and $1.12 million in cash as of December 31, 2022, and December 31, 2021, respectively. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022, and December 31, 2021, respectively.

Marketable Securities Held in Trust Account

The Company’s marketable securities held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in dividend income in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

On December 31, 2022, and December 31, 2021, the Company had $178.53 million and $175.95 million respectively, of marketable securities held in the Trust Account that were held in money market fund for which the underlying assets are U.S. Treasury Securities.

Ordinary Shares Subject to Possible Redemption

All of the 17,250,000 Class A ordinary shares sold as parts of the Units in the Initial Public Offering contain a redemption feature. In accordance with the Accounting Standards Codification 480-10-S99-3A “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the Company requires the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company had previously classified 14,681,744 Class A ordinary shares as permanent equity as of September 8,

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2021. As part of the restatement of the Company’s financial statements, the Company has classified all of the Class A ordinary shares as redeemable. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

As of December 31, 2022 and December 31, 2021, the Class A ordinary shares subject to possible redemption reflected on the balance sheets are reconciled in the following table:
	December 31, 2022	December 31, 2021
Gross proceeds	$175,950,000	$172,500,000
Less:
Proceeds allocated to public warrants	—	(10,522,500)
Ordinary shares issuance costs	—	(3,874,702)
Sub-total	—	(14,397,202)
Plus:
Remeasurement of Class A ordinary shares to initial redemption amount	—	17,847,202
Remeasurement of carrying value to redemption value	2,582,948	—
Class A ordinary shares subject to possible redemption	$178,532,948	$175,950,000

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. The Company recorded $3.87 million of offering costs as a reduction of temporary equity and $0.28 million of offering costs as a reduction of permanent equity upon the completion of the Initial Public Offering ($3.45 million related to underwriters’ commissions and $0.70 million related to other offering expenses).

Net Loss Per Ordinary Share

The Company applies the two-class method in calculating earnings per share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of share. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net loss per ordinary share is computed by dividing the pro rata net loss between the Class A ordinary share and the Class B ordinary share by the weighted average number of ordinary share outstanding for each of the periods. Weighted average shares were reduced for the effect of an aggregate of 1,125,000 shares of Class B ordinary share that was subject to forfeiture if the over-allotment option was not fully exercised, which was adjusted to 562,500 through July 2021 (see Note 5). All shares and associated amounts have been retroactively adjusted to reflect the forfeiture. The calculation of diluted loss per ordinary share does not consider the effect of the warrants issued in connection with the Initial Public Offering since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the Year Ended December 31, 2022	For the Period from February 3, 2021 (Inception) through December 31, 2021
Ordinary shares subject to possible redemption
Numerator:
Net loss allocable to Class A ordinary shares subject to possible redemption	$(238,714)	$(238,410)
Denominator:
Weighted average redeemable Class A ordinary shares, basic and diluted	17,250,000	5,907,100
Basic and diluted net loss per share, redeemable Class A ordinary shares	$(0.01)	$(0.04)

Non-redeemable ordinary shares
Numerator:
Net loss allocable to non-redeemable ordinary shares	$(63,830)	$(169,214)
Denominator:
Weighted average non-redeemable ordinary shares, basic and diluted	4,612,500	4,192,636
Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.01)	$(0.04)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the federal depository insurance coverage corporation limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction. The company is not presently subject to income taxes or income tax filing requirements in the Cayman Islands. As such, the company’s income tax provision was zero for the period ending December 31, 2022.

Warrants

The Company accounts for its Public and Private warrants as equity-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

In addition to the 23,400,000 warrants (representing 15,000,000 Public Warrants (as defined at Note 3) included in the units and 8,400,000 Private Warrants) issued by the Company at the close of the Initial Public Offering, a further 3,150,000 warrants (representing 2,250,000 Public Warrants (as defined at Note 3) included in the units and 900,000 Private Warrants) were issued as a result of the underwriters’ full exercise of the over-allotment options. All warrants were issued in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity and they met the criteria for equity classification and are required to be recorded as part a component of additional paid-in capital at the time of issuance.

Foreign Currency Transactions

Certain transactions are denominated in a currency other than the Company’s functional currency of the U.S. dollar, and the Company generates assets and liabilities that are fixed in terms of the amount of foreign currency that will be received or paid. At each balance sheet date, the Company adjusts the assets and liabilities to reflect the current exchange rate, resulting in a translation gain or loss. Transaction gains and losses are also realized upon a settlement of a foreign currency transaction in determining net loss for the period in which the transaction is settled.

Recent Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments.

The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2023, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company offered for sale up to 15,000,000 Units (or 17,250,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one warrant (“Public Warrant”). Each Public Warrant will entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share, subject to adjustment.

On September 13, 2021, the underwriters fully exercised their over-allotment option and purchased an additional 2,250,000 Units, generating additional gross proceeds of approximately $22.50 million, and incurring additional cash underwriting discount of approximately $0.45 million. In connection with the sale of Units pursuant to the over-allotment option, the Company sold an additional 900,000 Private Warrants to the Sponsor and the underwriters generating additional gross proceeds of approximately $0.90 million. A total of approximately $23.4 million of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to approximately $175.95 million.

In connection with the Initial Public Offering, the Company granted the underwriters an option to purchase 2,250,000 shares of the Company’s ordinary share at the Initial Public Offering price, or $10.00 per share, for 45 days commencing on September 8, 2021 (grant date). Since this option extended beyond the closing of the Initial Public Offering, this option feature represented a call option that was accounted for under ASC 480, Distinguishing Liabilities from Equity. Accordingly, the call option had been separately accounted for at a fair value with the change in fair value between the grant date and September 13, 2021 recorded as other income. The Company used the Black-Scholes valuation model to determine the fair value of the call option at the grant date and again at September 13, 2021 (refer to Note 8 for fair value information).

NOTE 4. PRIVATE WARRANTS

Concurrently with the closing of the Initial Public Offering, the Sponsor and the underwriters purchased an aggregate of 8,400,000 Private Warrants, generating gross proceeds of $8.40 million in aggregate in a private placement. Each Private Warrant is exercisable for one ordinary share at a price of $11.50 per share, subject to adjustment.

As a result of the underwriters’ election to fully exercise their over-allotment option on September 13, 2021, the Sponsor and the underwriters and its designees purchased an additional 900,000 Private Warrants, at a purchase price of $1.00 per Private Warrant.

If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

During the period from February 3, 2021 (inception) through March 22, 2021, the Sponsor paid $25,000 to cover certain formation and offering costs of the Company in consideration for 8,625,000 shares of Class B ordinary shares (the “Founder Shares”).

The Founder Shares include an aggregate of up to 1,125,000 Class B ordinary shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering.

The allocation of the Founder Shares to the director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 150,000 Founder Shares granted to the Company’s independent director nominees in July 2021 was $0.38 million or $2.54 per

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

share. The Founder Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is met under the applicable accounting literature in this circumstance. The fair value of the allocated Founder Shares was measured at fair value using a Black Scholes simulation model.

On May 31, 2022, Mr. Sergei Ivashkovsky resigned from his position as independent director within the Company and returned 50,000 Founder Shares to the Sponsor. On June 1, 2022, Mr. Karim Zahmoul was appointed as independent director. On June 7, 2022, 50,000 Founder Shares were transferred to Mr. Karim Zahmoul by the Sponsor. The fair value of the 50,000 Founder Shares granted to the Mr. Karim Zahmoul on June 7, 2022, was $0.02 million or $0.33 per share. The Founder Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is met under the applicable accounting literature in this circumstance. The fair value of the allocated Founder Shares was measured at fair value using a Monte Carlo simulation model.

As of December 31, 2022, the Company determined the performance conditions had not been met, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date the performance conditions are met (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founder Shares vested times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares.

Through July 2021, the Sponsor surrendered an aggregate 4,312,500 Founder Shares to the Company for no consideration. All shares and associated amounts have been retroactively adjusted to reflect the share surrender.

As of December 31, 2022, no Class B ordinary share was available for forfeiture as a result of the underwriters’ full exercise of the over-allotment option.

Founder Shares are subject to lock-up until (i) with respect to 50% of the Founder Shares, the earlier of one year after the date of the consummation of the initial Business Combination and the date on which the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period commencing after the consummation of the initial Business Combination and (ii) with respect to the remaining 50% of the Founder Shares, the one-year anniversary of the consummation of the initial Business Combination. Notwithstanding the foregoing, the Founder Shares will be releases earlier if, subsequent to the initial Business Combination, the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Underwriter Founder Shares

On March 23, 2021, the Company had issued to its underwriters and/or its designees, an aggregate of 400,000 shares of Class A ordinary shares at $0.0001 per share (“Underwriter Founder Shares”). The holders of the Underwriter Founder Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

Through June 2021, the underwriters and/or its designees effected surrendered an aggregate of 100,000 Underwriter Founder Shares to the Company for no consideration, resulting in a decrease in the total number of Class A ordinary shares outstanding from 400,000 to 300,000. All shares and associated amounts have been retroactively adjusted to reflect the share surrender.

In September 2021, subscription receivable of $40 was received from the underwriters in connection with the issuance of Underwriter Founder Shares.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Promissory Note — Related Party

On March 22, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $0.30 million. The Promissory Note is non-interest bearing and payable on the earlier of June 30, 2021 or the consummation of the Initial Public Offering.

On June 25, 2021, the terms of the Promissory Note were revised to be payable on the earlier of December 31, 2022, or the consummation of the Proposed Public Offering.

On September 8, 2021, the outstanding balance of $0.28 million was repaid in full and is no longer available.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity. The warrants would be identical to the Private Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

On September 8, 2022, the Company issued a promissory note for up to approximately $1.5 million (the “Note”) to the Sponsor, of which a balance of $1.5 million was outstanding under the Note as of December 31, 2022. The Note is non-interest bearing. The principal balance of Note shall be payable on the date of a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination involving the Maker and one or more businesses (such date the “Maturity Date”).

NOTE 6. COMMITMENTS AND CONTINGENCIES

Related Party Payable

At close of the Initial Public Offering, the operating bank account of the Company held an excess of $0.86 million, resulting from an over funding in connection with the close of the Initial Public Offering. On September 9, 2021, the over funding was returned to the Sponsor. As of December 31, 2022, $0.06 million was due to the Sponsor in connection with professional fees paid on behalf of the Company, in addition of an amount of $0.10 million in connection to an over-funding.

Administrative Support Agreement

The Company has agreed to pay the Sponsor a total of up to $10,000 per month in the aggregate for up to 18 months for office space, utilities and secretarial and administrative support. Services commenced on the date the securities were first listed on the Nasdaq and will terminate upon the earlier of the consummation by the Company of a Business Combination or the liquidation of the Company.

For the year ended December 31, 2022, the Company incurred $0.12 million for these services, of which such amount is included in the formation and operating costs on the accompanying statements of operations.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

For the period from February 3, 2021, through December 31, 2021, the Company accrued $30,000 for these services, of which such amount is included in the operating costs on accompanying statement of operations.

Registration Rights

Pursuant to a registration rights agreement entered into on September 2, 2021, the holders of the Founder Shares, Private Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

On September 2, 2021, the Company has engaged EarlyBirdCapital, Inc. (“EarlyBirdCapital”) and Sova Capital Limited (“Sova Capital”) as advisors in connection with a Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital and Sova Capital a cash fee for such services upon the consummation of a Business Combination of $4.50 million (or $5.23 million if the underwriters’ over-allotment is exercised in full) that equals to 3.0% of the gross proceeds of Initial Public Offering (exclusive of any applicable finders’ fees which might become payable).

Legal Success Fee

As a contingent arrangement, an additional fee up to $0.2 million is payable to the Company’s legal counsel in the event that the Company completes a Business Combination.

NOTE 7. SHAREHOLDERS’ EQUITY

Preferred Shares

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per preferred share. At December 31, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue up to 500,000,000 shares of Class A ordinary shares, with a par value of $0.0001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share. Through December 31, 2021, the underwriters and/or its designees effected a surrender of an aggregate of 100,000 Class A ordinary shares to the Company for no consideration, resulting in a decrease in the total number of Class A ordinary shares outstanding from 400,000 to 300,000. All shares and associated amounts have been retroactively adjusted to reflect the share surrender. At December 31, 2022 and December 31, 2021, there were 300,000 shares of Class A ordinary shares issued and outstanding, which are non-redeemable. This number excludes 17,250,000 shares of Class A ordinary shares subject to possible redemption.

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. SHAREHOLDERS’ EQUITY (cont.)

Class B Ordinary Shares

The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. Through December 31, 2021, the Sponsor effected a surrender of an aggregate of 4,312,500 Class B ordinary shares to the Company for no consideration, resulting in a decrease in the total number of Class B ordinary shares outstanding from 8,625,000 to 4,312,500. All shares and associated amounts have been retroactively adjusted to reflect the share surrender. As of December 31, 2022 and December 31, 2021, there were 4,312,500 shares of Class B ordinary shares issued and outstanding. No Class B ordinary share was available for forfeiture at balance sheet date, resulting from the underwriters’ full exercise of the over-allotment option.

Holders of Class A ordinary shares and holders of Class B ordinary shares, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters submitted to a vote of the Company’s shareholder except as otherwise required by law. The shares of Class B ordinary shares will automatically convert into shares of Class A ordinary shares on a one-for-one basis (A) at any time and from time to time at the option of the holder thereof and (B) automatically on the business day following the closing of the Business Combination, subject to adjustment. In the case that additional shares of Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the closing of a Business Combination, the ratio at which shares of Class B ordinary shares shall convert into shares of Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding shares of Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A ordinary shares issuable upon conversion of all shares of Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all ordinary shares outstanding upon the completion of the Initial Public Offering plus all shares of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination. In addition, the calculation mentioned above will be subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering.

Redemption of Warrants When the Price per Share of Class A Ordinary shares Equals or Exceeds $18.00 — once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30 trading day period ending three business days before sending the notice of redemption to warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like).

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to our Sponsor or its affiliates, without taking into account any, Founder Shares held by our Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. SHAREHOLDERS’ EQUITY (cont.)

equity proceeds and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of the Company’s initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above in this section will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

•        Level 1 — Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•        Level 2 — Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

•        Level 3 — Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2022, by level within the fair value hierarchy:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Asset:
Marketable securities held in Trust Account	$178,532,948	$—	$—
	$178,532,948	$—	$—

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2021, by level within the fair value hierarchy:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Asset:
Marketable securities held in Trust Account	$175,953,964	$—	$—
	$175,953,964	$—	$—

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 8. FAIR VALUE MEASUREMENTS (cont.)

Over-Allotment Liability

The Company used a Black-Scholes option pricing model to estimate the fair value of the over-allotment liability of $297,073 as of September 8, 2021. The Company allocated the proceeds received from the sale of Units (which is inclusive of one share of Class A ordinary share and one-half of one Public Warrant), first to the Public Warrants and over-allotment liability based on their fair values as determined at initial measurement, with the remaining proceeds allocated to the Class A ordinary share subject to possible redemption (temporary equity) based on their fair values at the initial measurement date. The over-allotment liability was classified within Level 3 of the fair value hierarchy at the measurement dates due to the use of unobservable inputs. Inherent in pricing models are assumptions related to expected share-price volatility, expected life and risk-free interest rate. The Company estimated the volatility of its ordinary share based on historical volatility that matches the expected remaining life of the over-allotment option. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the issuance date for a maturity similar to the expected remaining life of the over-allotment option. The expected life of the over-allotment option is assumed to be equivalent to its remaining contractual term.

The change in the fair value of the over-allotment liability for the period from February 3, 2021 (inception) through December 31, 2021 is summarized as follows:

February 3, 2021 (inception date)	$—
Initial measurement of over-allotment option at September 8, 2021	297,073
Change in fair value of over-allotment option transfer to statement of operations	(16,788)
Transfer to additional paid-in capital upon exercise of over-allotment option	(280,285)
Over-allotment option at December 31, 2021	$—

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than already disclosed, that would have required adjustment or disclosure in the financial statements.

On January 13, 2023, $0.10 million was refunded to the Sponsor in connection with an over-funding (refer to Note 6), bringing the outstanding related party payable to $0.06 million.

On February 23, 2023, the Company entered into a business combination agreement by and among the Company, 1000397116 Ontario Inc., a corporation incorporated under the laws of the province of Ontario, Canada (“Newco”) and a wholly-owned subsidiary of the Company, and Borealis (as may be amended and/or restated from time to time, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, among other things: (a) the Company will domesticate and continue as a corporation existing under the laws of the province of Ontario, Canada (the “Continuance”) and, the Company as the continuing entity, “New Oxus”); (b) on the closing date, Newco and Borealis will amalgamate in accordance with the terms of the plan of arrangement (as may be amended, the “Plan of Arrangement”) (the “Borealis Amalgamation” and Newco and Borealis as amalgamated, “Amalco”), with Amalco surviving the Borealis Amalgamation as a wholly-owned subsidiary of New Oxus; and (c) on the closing date, immediately following the Borealis Amalgamation, Amalco and New Oxus will amalgamate (the “New Oxus Amalgamation,” and together with the Continuance, the Borealis Amalgamation and other transactions contemplated by the Business Combination, the Plan of Arrangement and the ancillary agreements, the “Proposed Transaction”), with New Oxus surviving the New Oxus Amalgamation. The Business Combination Agreement was unanimously approved by Oxus’ and Borealis’ respective board of directors. Under the Business Combination Agreement, the shareholders of Borealis (“Borealis Shareholders”) will receive from New Oxus, in the aggregate, a number of shares of New Oxus equal to (a) the Borealis Value (as defined below) divided by (b) $10.00. The Borealis Value will be equal to $150 million less net indebtedness (aggregate consolidated amount of indebtedness of Borealis minus cash) (the “Borealis Value”).

OXUS ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. SUBSEQUENT EVENTS (cont.)

On February 28, 2023, the Note was amended to increase its principal amount to $3.5 million (the “Amended Note”). The Amended Note remains payable at Maturity Date and is non-interest bearing.

On March 2, 2023, the Company’s shareholders approved at the extraordinary general meeting (1) a special resolution (the “Extension Proposal”) to amend the Charter to extend the date that the Company has to consummate a Business Combination from March 8, 2023 to the Extended Date and (2) a special resolution (the “Founder Share Amendment Proposal”) to amend the Charter to provide for the right of a holder of the Class B ordinary shares to convert into the Class A ordinary shares on a one-for-one basis prior to the closing of a Business Combination at the election of such holder. In connection with the votes to approve the Extension Proposal and the Founder Share Amendment Proposal, the holders of 15,300,532 Class A ordinary shares of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.41 per share, for an aggregate redemption amount of approximately $159.34 million, leaving approximately $20.3 million in the Trust Account.

The Sponsor has agreed to loan the Company (i) the lesser of (a) an aggregate of $180,000 or (b) $0.12 per public share that remain outstanding and is not redeemed in connection with the Extension plus (ii) the lesser of (a) an aggregate of $60,000 or (b) $0.04 per public share that remain outstanding and is not redeemed in connection with the Extension for each of the six subsequent calendar months commencing on June 8, 2023 (the “Extension Loan”), which amount will be deposited into the Trust Account. On March 3, 2023, the Sponsor funded $200,000 through the Amended Note, out of which $180,000 was deposited into the Trust Account as the initial deposit of the Extension Loan.

On March 15, 2023, the Sponsor funded an additional $100,000 through the Amended Note.

OXUS ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	March 31, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current Assets
Cash	$64,004	$680,792
Prepaid expenses, current	22,212	236,002
Total Current Assets	86,216	916,794

Marketable securities held in Trust Account	20,767,832	178,532,948
TOTAL ASSETS	$20,854,048	$179,449,742

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accrued offering costs and expenses	$2,117,165	$842,513
Promissory note – related party	1,800,000	1,500,000
Related party payable	58,640	158,640
Total Current Liabilities	3,975,805	2,501,153

Commitments and Contingencies
Class A ordinary shares, par value $0.0001; subject to possible redemption, 1,949,468 shares as of March 31, 2023 and 17,250,000 shares as of December 31, 2022, respectively, at redemption value	20,767,832	178,532,948

Shareholders’ Deficit
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 300,000 issued and outstanding (excluding 1,949,468 shares subject to possible redemption as of March 31, 2023 and 17,250,000 shares subject to possible redemption as of December 31, 2022, respectively)	30	30
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,312,500 shares issued and outstanding	431	431
Additional paid-in capital	—	—
Accumulated deficit	(3,890,050)	(1,584,820)
Total Shareholders’ Deficit	(3,889,589)	(1,584,359)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$20,854,048	$179,449,742

The accompanying notes are an integral part of the unaudited condensed financial statements.

OXUS ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended March 31, 2023	For the Three Months Ended March 31, 2022
Formation and operating expenses	$2,118,542	$565,542
Loss from operations	(2,118,542)	(565,542)
Other income (expense):
Dividend income	1,395,063	14,360
Interest income	2,432	—
Foreign exchange loss	(9,120)	—
Net loss	$(730,167)	$(551,182)

Basic and diluted weighted average redeemable Class A ordinary shares outstanding	12,264,433	17,250,000
Basic and diluted net loss per redeemable Class A ordinary share	$(0.04)	$(0.03)

Basic and diluted weighted average non-redeemable ordinary shares outstanding	4,612,500	4,612,500
Basic and diluted net loss per non-redeemable ordinary share	$(0.04)	$(0.03)

The accompanying notes are an integral part of the unaudited condensed financial statements.

OXUS ACQUISITION CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
(Unaudited)

	For the Three Months Ended March 31, 2023				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A Ordinary Shares		Class B Ordinary Shares
	Shares	Amount	Shares	Amount
Balance – January 1, 2023	300,000	$30	4,312,500	$431	$—	$(1,584,820)	$(1,584,359)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(1,575,063)	(1,575,063)
Net loss	—	—	—	—	—	(730,167)	(730,167)
Balance – March 31, 2023 (Unaudited)	300,000	$30	4,312,500	$431	$—	$(3,890,050)	$(3,889,589)
	For the Three Months Ended March 31, 2022				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Class A Ordinary Shares		Class B Ordinary Shares
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	300,000	$30	4,312,500	$431	$1,708,296	$(407,624)	$1,301,133
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	(18,324)	—	(18,324)
Net loss	—	—	—	—	—	(551,182)	(551,182)
Balance – March 31, 2022 (Unaudited)	300,000	$30	4,312,500	$431	$1,689,972	$(958,806)	$731,627

The accompanying notes are an integral part of the unaudited condensed financial statements.

OXUS ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended March 31, 2023	For the Three Months Ended March 31, 2022
Cash Flows from Operating Activities:
Net loss	$(730,167)	$(551,182)
Dividend income	(1,395,063)	(14,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accrued offering costs and expenses	1,274,652	306,101
Prepaid expenses, current	213,790	12,309
Prepaid expenses, non-current	—	74,040
Net cash used in operating activities	(636,788)	(173,092)

Cash flows from Investing Activities:
Extension loan	(180,000)	—
Cash withdrawn from Trust account in connection with redemptions of Class A ordinary Shareholders	159,340,179	—
Net cash provided by investing activities	159,160,179	—

Cash flows from Financing Activities:
Proceeds from promissory note – related party	300,000	—
Repayment of related party payable	(100,000)	—
Payment for Redemptions of Class A ordinary shares	(159,340,179)	—
Net cash used in financing activities	(159,140,179)	—

Net Change in Cash:	(616,788)	(173,092)
Cash – Beginning	680,792	1,123,384
Cash – Ending	$64,004	$950,292

Supplemental disclosure of non-cash investing and financing activities:
Remeasurement for Class A ordinary shares subject to redemption	$1,575,063	$18,324

The accompanying notes are an integral part of the unaudited condensed financial statements.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS

Oxus Acquisition Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on February 3, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2023, the Company had not commenced any operations. All activity for the period from February 3, 2021 (inception) through March 31, 2023, relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and since the offering identifying and evaluating prospective acquisition targets for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income or dividend income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

On September 8, 2021, the Company closed its Initial Public Offering of 15,000,000 units at $10.00 per unit (the “Units” and, with respect to the ordinary shares included in the Units, the “Public Shares”) which is discussed in Note 3 and the sale of 8,400,000 warrants (each, a “Private Warrant” and collectively, the “Private Warrants”) at a price of $1.00 per Private Warrant in a private placement to the Company’s sponsor, Oxus Capital Pte. Ltd (the “Sponsor”) and its underwriters that closed simultaneously with the closing of the Initial Public Offering (as described in Note 4). The Company has listed the Units on the Nasdaq Capital Market (“Nasdaq”).

Transaction costs amounted to $3.70 million consisting of $3.00 million in cash of underwriting fees and $0.70 million of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (defined below) (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Upon the closing of the Initial Public Offering on September 8, 2021, the Company deposited $153.00 million ($10.20 per Unit) from the proceeds of the Initial Public Offering in the a trust account (“Trust Account”), located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

On September 13, 2021, the underwriters exercised their over-allotment option in full (see Note 4), according to which the Company consummated the sale of an additional 2,250,000 Units, at $10.00 per Unit, and the sale of an additional 900,000 Private Warrants, at $1.00 per Private Warrant, generating total gross proceeds of $23.40 million.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS (cont.)

The proceeds from the sale of the additional Units were deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to $175.95 million, and incurring additional cash underwriting discount of approximately $0.45 million.

The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.20 per Public Share, plus any pro rata income earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares (as defined at Note 5) and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company initially had until March 8, 2023 to complete a Business Combination, which was extended until December 8, 2023 (the “Combination Period”) after the approval obtained at an extraordinary meeting of shareholder held on March 2, 2023 (the “Extension”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares,

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS (cont.)

at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including income earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares (as defined at Note 5) if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.20 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account

On February 23, 2023, the Company entered into a business combination agreement by and among the Company, 1000397116 Ontario Inc., a corporation incorporated under the laws of the province of Ontario, Canada (“Newco”) and a wholly-owned subsidiary of the Company, and Borealis Foods Inc (“Borealis”) (as may be amended and/or restated from time to time, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, among other things: (a) the Company will domesticate and continue as a corporation existing under the laws of the province of Ontario, Canada (the “Continuance” and, the Company as the continuing entity, “New Oxus”); (b) on the closing date, Newco and Borealis will amalgamate in accordance with the terms of the Plan of Arrangement, with Amalco surviving the Borealis Amalgamation as a wholly-owned subsidiary of New Oxus; and (c) on the closing date, immediately following the Borealis Amalgamation, Amalco and New Oxus will amalgamate (the “New Oxus Amalgamation,” and together with the Continuance, the Borealis Amalgamation and other transactions contemplated by the Business Combination, the Plan of Arrangement and the ancillary agreements, the “Proposed Transaction”), with New Oxus surviving the New Oxus Amalgamation.

The Business Combination Agreement was unanimously approved by Oxus’ and Borealis’ respective board of directors. Under the Business Combination Agreement, the shareholders of Borealis (“Borealis Shareholders”) will receive from New Oxus, in the aggregate, a number of shares of New Oxus equal to (a) the Borealis Value (as defined below) divided by (b) $10.00. The Borealis Value will be equal to $150 million less net indebtedness (aggregate consolidated amount of indebtedness of Borealis minus cash) (the “Borealis Value”).

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS (cont.)

On March 2, 2023, at the extraordinary general meeting of shareholders in connection with the Extension, the holders of 15,300,532 Class A ordinary shares of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.41 per share, for an aggregate redemption amount of approximately $159.34 million, leaving approximately $20.3 million in the Trust Account.

Shareholder Support Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and certain Borealis Shareholders entered into an agreement, pursuant to which, among other things, such Borealis Shareholders have agreed to vote their Borealis shares in favor of the Proposed Transaction and not sell or transfer their Borealis shares (the “Shareholder Support Agreements”).

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Oxus, Borealis and the Sponsor entered into an agreement, pursuant to which, among other things, the Sponsor agreed to (A) vote its founder shares in favor of the Proposed Transaction and the Oxus Proposals, (B) not redeem its founder shares, (C) waive certain of its anti-dilution rights, (D) convert the Sponsor Convertible Notes, and (E) forfeit certain of its founder shares as a part of incentive equity compensation for directors, officers and employees of New Oxus (subject to terms and conditions set forth in such agreement) (the “Sponsor Support Agreement).

Registration Rights Agreement

In connection with the closing date (the “Closing”), Oxus and certain Borealis Shareholders and certain shareholders of Oxus (the “Holders”) will enter into an agreement, pursuant to which Oxus will be obligated to file a registration statement to register the resale of certain securities of Oxus held by the Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions (the “Registration Rights Agreement”).

Lock-Up Agreements

In connection with the Closing, Oxus and certain directors/officers/five percent or greater shareholders of Borealis (the “Subject Party”) will enter into agreements, pursuant to which (A) fifty percent (50%) of the shares of New Oxus held by the Subject Party (the “Restricted Securities”) will be locked-up during the period commencing from the Closing and ending on the earlier to occur of (i) 12 months after the date of the Closing and (ii) the date on which the closing price of common shares of New Oxus equals or exceeds $12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any 20 trading days within a 30-trading day period starting after the Closing, and (B) fifty percent (50%) of the Restricted Securities will be locked-up during the period commencing from the Closing and ending on 12 months after the date of the Closing, subject to certain specifications and exceptions (the “Lock-Up Agreements”).

Liquidity and Going Concern

As of March 31, 2023, the Company had $0.06 million in its operating bank account, $20.77 million of marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficiency of $3.89 million.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS OPERATIONS (cont.)

The Company will need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

In connection with the Company’s assessment of going concern considerations in accordance with ASC Topic 205-40 Presentation of Financial Statements — Going Concern, the Company has until December 8, 2023 to consummate a Business Combination. If a Business Combination is not consummated by this date and an extension not requested by the sponsor, there will be a mandatory liquidation and subsequent dissolution of the Company. Although the Company intends to consummate a Business Combination on or before December 8, 2023, it is uncertain that the Company will be able to consummate a Business Combination by this time. Management has determined that the liquidity condition, coupled with the mandatory liquidation, should a Business Combination not occur, and an extension is not requested by the sponsor, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 8, 2023.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Specifically, the rising conflict between Russia and Ukraine, and resulting market volatility could adversely affect the Company’s ability to complete a Business Combination. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on the Company’s ability to complete a Business Combination and the value of the Company’s securities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 31, 2023. The interim results for the three months ended March 31, 2023, are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as amended by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Estimates made in preparing these financial statements include, among other things, the fair value measurement of shares transferred by the Sponsor to independent director nominees. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company had $0.06 million and $0.68 million in cash as of March 31, 2023, and December 31, 2022, respectively. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2023, and December 31, 2022, respectively.

Marketable Securities Held in Trust Account

The Company’s marketable securities held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of marketable securities held in Trust Account are included in dividend income in the

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

accompanying statements of operations. The estimated fair values of marketable securities held in Trust Account are determined using available market information. On March 31, 2023, and December 31, 2022, the Company had $20.77 million and $178.53 million respectively, of marketable securities held in the Trust Account that were held in a money market fund for which the underlying assets are U.S. Treasury Securities.

Ordinary Shares Subject to Possible Redemption

All of the 17,250,000 Class A ordinary shares sold as parts of the Units in the Initial Public Offering contain a redemption feature. In accordance with the Accounting Standards Codification 480-10-S99-3A “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the Company requires the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company had previously classified 14,681,744 Class A ordinary shares as permanent equity as of September 8, 2021. As part of the restatement of the Company’s financial statements, the Company has classified all of the Class A ordinary shares as redeemable. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

As of March 31, 2023 and December 31, 2022, the Class A ordinary shares subject to possible redemption reflected on the balance sheets are reconciled in the following table:
	March 31, 2023	December 31, 2022
Gross proceeds	$178,532,948	$175,950,000
Plus:
Remeasurement of carrying value to redemption value	1,575,063	2,582,948
Redemption of Class A ordinary shares	(159,340,179)	—
Class A ordinary shares subject to possible redemption	$20,767,832	$178,532,948

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A - “Expenses of Offering”. Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that are directly related to the Initial Public Offering. The Company recorded $3.87 million of offering costs as a reduction of temporary equity and $0.28 million of offering costs as a reduction of permanent equity upon the completion of the Initial Public Offering ($3.45 million related to underwriters’ commissions and $0.70 million related to other offering expenses).

Net Loss Per Ordinary Share

The Company applies the two-class method in calculating earnings per share. The contractual formula utilized to calculate the redemption amount approximates fair value. The Class feature to redeem at fair value means that there is effectively only one class of share. Changes in fair value are not considered a dividend of the purposes of the numerator in the earnings per share calculation. Net loss per ordinary share is computed by dividing the pro rata net loss between the Class A ordinary share and the Class B ordinary share by the weighted average number of ordinary share outstanding for each of the periods. The calculation of diluted loss per ordinary share does not consider the effect of the warrants issued in connection with the Initial Public Offering since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the Three Months Ended March 31, 2023	For the Three Months Ended March 31, 2022
Ordinary shares subject to possible redemption
Numerator:
Net loss allocable to Class A ordinary shares subject to possible redemption	$(530,611)	$(434,895)
Denominator:
Weighted average redeemable Class A ordinary shares, basic and diluted	12,264,433	17,250,000
Basic and diluted net loss per share, redeemable Class A ordinary shares	$(0.04)	$(0.03)

Non-redeemable ordinary shares
Numerator:
Net loss allocable to non-redeemable ordinary shares	$(199,556)	$(116,287)
Denominator:
Weighted average non-redeemable ordinary shares, basic and diluted	4,612,500	4,612,500
Basic and diluted net loss per share, non-redeemable ordinary shares	$(0.04)	$(0.03)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the federal depository insurance coverage corporation limit of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction. The company is not presently subject to income taxes or income tax filing requirements in the Cayman Islands. As such, the company’s income tax provision was zero for the period ending March 31, 2023.

Warrants

The Company accounts for its Public and Private warrants as equity-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

In addition to the 23,400,000 warrants (representing 15,000,000 Public Warrants (as defined at Note 3) included in the units and 8,400,000 Private Warrants) issued by the Company at the close of the Initial Public Offering, a further 3,150,000 warrants (representing 2,250,000 Public Warrants (as defined at Note 3) included in the units and 900,000 Private Warrants) were issued as a result of the underwriters’ full exercise of the over-allotment options. All warrants were issued in accordance with the guidance contained in ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity and they met the criteria for equity classification and are required to be recorded as part a component of additional paid-in capital at the time of issuance.

Foreign Currency Transactions

Certain transactions are denominated in a currency other than the Company’s functional currency of the U.S. dollar, and the Company generates assets and liabilities that are fixed in terms of the amount of foreign currency that will be received or paid. At each balance sheet date, the Company adjusts the assets and liabilities to reflect the current exchange rate, resulting in a translation gain or loss. Transaction gains and losses are also realized upon a settlement of a foreign currency transaction in determining net loss for the period in which the transaction is settled.

Recent Accounting Pronouncements

In August 2020, FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments.

ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments.

The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2023, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company offered for sale up to 15,000,000 Units (or 17,250,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one warrant (“Public Warrant”). Each Public Warrant will entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share, subject to adjustment.

On September 13, 2021, the underwriters fully exercised their over-allotment option and purchased an additional 2,250,000 Units, generating additional gross proceeds of approximately $22.50 million, and incurring additional cash underwriting discount of approximately $0.45 million. In connection with the sale of Units pursuant to the over-allotment option, the Company sold an additional 900,000 Private Warrants to the Sponsor and the underwriters generating additional gross proceeds of approximately $0.90 million. A total of approximately $23.4 million of the net proceeds was deposited into the Trust Account, bringing the aggregate proceeds held in the Trust Account to approximately $175.95 million.

In connection with the Initial Public Offering, the Company granted the underwriters an option to purchase 2,250,000 shares of the Company’s ordinary share at the Initial Public Offering price, or $10.00 per share, for 45 days commencing on September 8, 2021 (grant date). Since this option extended beyond the closing of the initial public offering, this option feature represented a call option that was accounted for under ASC 480, Distinguishing Liabilities from Equity. Accordingly, the call option has been separately accounted for at a fair value with the change in fair value between the grant date and September 13, 2021 recorded as other income. The Company used the Black-Scholes valuation model to determine the fair value of the call option at the grant date and again at September 13, 2021 (refer to Note 8 for fair value information).

NOTE 4 — PRIVATE WARRANTS

Concurrently with the closing of the Initial Public Offering, the Sponsor and the underwriters purchased an aggregate of 8,400,000 Private Warrants, generating gross proceeds of $8.40 million in aggregate in a private placement. Each Private Warrant is exercisable for one ordinary share at a price of $11.50 per share, subject to adjustment.

As a result of the underwriters’ election to fully exercise their over-allotment option on September 13, 2021, the Sponsor and the underwriters and its designees purchased an additional 900,000 Private Warrants, at a purchase price of $1.00 per Private Warrant.

If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

During the period from February 3, 2021 (inception) through March 22, 2021, the Sponsor paid $25,000 to cover certain formation and offering costs of the Company in consideration for 8,625,000 shares of Class B ordinary shares (the “Founder Shares”).

The Founder Shares include an aggregate of up to 1,125,000 Class B ordinary shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering.

The allocation of the Founder Shares to the director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 150,000 Founder

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Shares granted to the Company’s independent director nominees in July 2021 was $0.38 million or $2.54 per share. The Founder Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is met under the applicable accounting literature in this circumstance. The fair value of the allocated Founder Shares was measured at fair value using a Black Scholes simulation model.

On May 31, 2022, Mr. Sergei Ivashkovsky resigned from his position as independent director within the Company and returned 50,000 Founder Shares to the Sponsor. On June 1, 2022, Mr. Karim Zahmoul was appointed as independent director. On June 7, 2022, 50,000 Founder Shares were transferred to Mr. Karim Zahmoul by the Sponsor. The fair value of the 50,000 Founder Shares granted to the Mr. Karim Zahmoul on June 7, 2022 was $0.02 million or $0.33 per share. The Founder Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is met under the applicable accounting literature in this circumstance. The fair value of the allocated Founder Shares was measured at fair value using a Monte Carlo simulation model.

As of March 31, 2023, the Company determined the performance conditions had not been met, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date the performance conditions are met (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founder Shares vested times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Shares.

Through July 2021, the Sponsor surrendered an aggregate 4,312,500 Founder Shares to the Company for no consideration. All shares and associated amounts have been retroactively adjusted to reflect the share surrender.

On September 13, 2021, no Class B ordinary share was available for forfeiture as a result of the underwriters’ full exercise of the over-allotment option.

Founder Shares are subject to lock-up until (i) with respect to 50% of the Founder Shares, the earlier of one year after the date of the consummation of the initial Business Combination and the date on which the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period commencing after the consummation of the initial Business Combination and (ii) with respect to the remaining 50% of the Founder Shares, the one-year anniversary of the consummation of the initial Business Combination. Notwithstanding the foregoing, the Founder Shares will be releases earlier if, subsequent to the initial Business Combination, the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Underwriter Founder Shares

On March 23, 2021, the Company had issued to its underwriters and/or its designees, an aggregate of 400,000 shares of Class A ordinary shares at $0.0001 per share (“Underwriter Founder Shares”). The holders of the Underwriter Founder Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

Through June 2021, the underwriters and/or its designees effected surrendered an aggregate of 100,000 Underwriter Founder Shares to the Company for no consideration, resulting in a decrease in the total number of Class A ordinary shares outstanding from 400,000 to 300,000. All shares and associated amounts have been retroactively adjusted to reflect the share surrender.

In September 2021, subscription receivable of $40 was received from the underwriters in connection with the issuance of Underwriter Founder Shares.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS (cont.)

Promissory Note — Related Party

On March 22, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $0.30 million. The Promissory Note is non-interest bearing and payable on the earlier of June 30, 2021 or the consummation of the Initial Public Offering.

On June 25, 2021, the terms of the Promissory Note were revised to be payable on or the earlier of December 31, 2022, or the consummation of the Proposed Public Offering.

On September 8, 2021, the outstanding balance of $0.28 million was repaid in full and is no longer available.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity. The warrants would be identical to the Private Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

Amended Note

On September 8, 2022, the Company issued a promissory note for up to approximately $1.5 million (the “Note”) to the Sponsor. The Note is non-interest bearing. The principal balance of Note shall be payable on the date of a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination involving the Maker and one or more businesses (such date the “Maturity Date”). The arrangement did not include any conversion feature.

On February 28, 2023, the Note was amended to increase its principal amount to $3.5 million (the “Amended Note”). The Amended Note remains payable at Maturity Date and is non-interest bearing. The principal balance of Note shall be payable on the date of a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Maker and one or more businesses (such date the “Maturity Date”). The arrangement did not include any conversion feature.

In March 2023, $0.3 million was funded through the Amended Note, out of which $0.18 million was deposited in the Trust Account as the Extension Loan (defined below) and $0.12 million was for working capital purposes.

As of March 31, 2023, $1.8 million was outstanding under the Amended Note, which comprises the entire balance of the Promissory Note- Related Party on the condensed balance sheet as of March 31, 2023.

Extension Funds

The Sponsor has agreed to loan the Company (i) the lesser of (a) an aggregate of $0.18 million or (b) $0.12 per public share that remain outstanding and is not redeemed in connection with the Extension plus (ii) the lesser of (a) an aggregate of $60,000 or (b) $0.04 per public share that remain outstanding and is not redeemed in connection with the Extension for each of the six subsequent calendar months commencing on June 8, 2023 (the “Extension Loan”), which amount will be deposited into the Trust Account. On March 3, 2023, $0.18 million was deposited into the Trust Account as the initial deposit of the Extension Loan, which was funded through the Amended Note.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Related Party Payable

At close of the Initial Public Offering, the operating bank account of the Company held an excess of $0.86 million, resulting from an over funding in connection with the close of the Initial Public Offering. On September 9, 2021, the over funding was returned to the Sponsor. As of March 31, 2023, $0.06 million was due to the Sponsor in connection with professional fees paid on behalf of the Company, after the refund of an amount of $0.10 million to the Sponsor, in connection to an over-funding. As of December 31, 2022, $0.16 million was outstanding, which comprised of $0.06 million due to the Sponsor in connection with professional fees paid on behalf of the Company, in addition of an amount of $0.10 million in connection to an over-funding.

Administrative Support Agreement

The Company has agreed to pay the Sponsor a total of up to $10,000 per month in the aggregate for up to 18 months for office space, utilities and secretarial and administrative support. Services commenced on the date the securities were first listed on the Nasdaq and will terminate upon the earlier of the consummation by the Company of a Business Combination or the liquidation of the Company.

For the quarter ended March 31, 2023, the Company incurred $0.03 million that was included in formation and operating costs on the accompanying condensed statements of operations, of which $0.01 million was accrued as of March 31, 2023.

For the quarter ended March 31, 2022, the Company incurred $0.03 million that was included in formation and operating costs on the accompanying condensed statements of operations, of which $0.03 million was accrued as of March 31, 2022.

Registration Rights

Pursuant to a registration rights agreement entered into on September 2, 2021, the holders of the Founder Shares, Private Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital, Inc. (“EarlyBirdCapital”) and Sova Capital Limited (“Sova Capital”) as advisors in connection with a Business Combination to assist the Company in holding meetings with its shareholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining shareholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay EarlyBirdCapital and Sova Capital a cash fee for such services upon the consummation of a Business Combination of $5.23 million that equals to 3.0% of the gross proceeds of Initial Public Offering (exclusive of any applicable finders’ fees which might become payable).

Legal Success Fee

As a contingent arrangement, an additional fee up to $0.2 million is payable to the Company’s legal counsel in the event that the Company completes a Business Combination.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 7 — SHAREHOLDERS’ DEFICIT

Preferred Shares

The Company is authorized to issue 5,000,000 preferred shares with a par value of $0.0001 per preferred share. On March 31, 2023, and December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue up to 500,000,000 shares of Class A ordinary shares, with a par value of $0.0001 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share. Through December 31, 2021, the underwriters and/or its designees effected a surrender of an aggregate of 100,000 Class A ordinary shares to the Company for no consideration, resulting in a decrease in the total number of Class A ordinary shares outstanding from 400,000 to 300,000. All shares and associated amounts have been retroactively adjusted to reflect the share surrender. As of March 31, 2023 and December 31, 2022, there were 300,000 shares of Class A ordinary shares issued and outstanding, which are non-redeemable. This number excludes 1,949,468 shares of Class A ordinary shares as of March 31, 2023, and 17,250,000 shares of Class A ordinary shares as of December 31, 2022, that were outstanding and subject to possible redemption.

Class B Ordinary Shares

The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. Through December 31, 2021, the Sponsor effected a surrender of an aggregate of 4,312,500 Class B ordinary shares to the Company for no consideration, resulting in a decrease in the total number of Class B ordinary shares outstanding from 8,625,000 to 4,312,500. All shares and associated amounts have been retroactively adjusted to reflect the share surrender. As of March 31, 2023 and December 31, 2022, there were 4,312,500 shares of Class B ordinary shares issued and outstanding. No Class B ordinary share was available for forfeiture at balance sheet date, resulting from the underwriters’ full exercise of the over-allotment option.

Holders of Class A ordinary shares and holders of Class B ordinary shares, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters submitted to a vote of the Company’s shareholder except as otherwise required by law. The shares of Class B ordinary shares will automatically convert into shares of Class A ordinary shares on a one-for-one basis (A) at any time and from time to time at the option of the holder thereof and (B) automatically on the business day following the closing of the Business Combination, subject to adjustment. In the case that additional shares of Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the closing of a Business Combination, the ratio at which shares of Class B ordinary shares shall convert into shares of Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding shares of Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A ordinary shares issuable upon conversion of all shares of Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 25% of the sum of the total number of all ordinary shares outstanding upon the completion of the Initial Public Offering plus all shares of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination. In addition, the calculation mentioned above will be subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 7 — SHAREHOLDERS’ DEFICIT (cont.)

Redemption of Warrants When the Price per Share of Class A Ordinary shares Equals or Exceeds $18.00 — once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30 trading day period ending three business days before sending the notice of redemption to warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like).

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to our Sponsor or its affiliates, without taking into account any, Founder Shares held by our Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of the Company’s initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above in this section will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

NOTE 8 — FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

•        Level 1 — Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•        Level 2 — Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

•        Level 3 — Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

OXUS ACQUISITION CORP.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 8 — FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of March 31, 2023, by level within the fair value hierarchy:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Description
Asset:
Marketable securities held in Trust Account	$20,767,832	$—	$—
	$20,767,832	$—	$—

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2022 by level within the fair value hierarchy:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Asset:
Marketable securities held in Trust Account	$178,532,948	$—	$—
	$178,532,948	$—	$—

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than already disclosed, that would have required adjustment or disclosure in the financial statements.

On April 5, 2023, in accordance with the provisions of the second amended and restated memorandum and articles of association of the Company, the Sponsor exercised its right to convert 1,500,000 shares of Class B ordinary shares, par value $0.0001 per share, of the Company into 1,500,000 shares of Class A ordinary shares, par value $0.0001 per share, of the Company on a one-for-one basis. As of April 5, 2023, following conversion, there were 6,561,968 ordinary shares of the Company issued and outstanding, consisting of 3,749,468 Class A ordinary shares and 2,812,500 Class B ordinary shares.

On May 18, 2023, a draw down of $0.3 million was made under the Amended Note, bringing the balance outstanding to $2.1 million.

Annex A

BUSINESS COMBINATION AGREEMENT by and among OXUS Acquisition Corp., 1000397116 ontario inc., and BOREALIS FOODS Inc. Dated as of February 23, 2023

Annex A-i

Annex A-ii

EXHIBITS

EXHIBIT A	Company Arrangement Resolution
EXHIBIT B	Plan of Arrangement
EXHIBIT C	Registration Rights Agreement
EXHIBIT D	Lock-Up Agreement
EXHIBIT E	Form of Employment Agreement
EXHIBIT F	Form of New SPAC Articles of Continuance
EXHIBIT G	Form of New SPAC Bylaws
EXHIBIT H	Directors and Officers of New SPAC

Annex A-iii

BUSINESS COMBINATION AGREEMENT

BUSINESS COMBINATION AGREEMENT, dated as of February 23, 2023 (this “Agreement”), by and among Oxus Acquisition Corp., an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SPAC”), 1000397116 Ontario Inc., a corporation incorporated under the Laws of the Province of Ontario, Canada (“Newco”), and a wholly-owned subsidiary of SPAC, and Borealis Foods Inc., a corporation incorporated under the Laws of Canada (the “Company”). Each of the Company, SPAC and Newco shall individually be referred to herein as a “Party” and, collectively, the “Parties”.

WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, Newco is a newly incorporated, wholly-owned, direct subsidiary of SPAC that was formed for purposes of consummating the Transactions;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”), the Business Corporations Act (Ontario) (the “OBCA”) and other applicable Laws, on the Business Day prior to the Closing Date, SPAC shall domesticate and continue as a corporation existing under the Laws of the Province of Ontario, Canada (the “Continuance”) and deregister as an exempted company incorporated under the Laws of the Cayman Islands, pursuant to which, among other things, each SPAC Share outstanding immediately prior to the Continuance Effective Time shall, at the Continuance Effective Time, be automatically exchanged for and converted into one (1) New SPAC Share;

WHEREAS, immediately prior to the Continuance Effective Time, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity to its shareholders to have their outstanding SPAC Class A Shares redeemed on the terms and subject to the conditions set forth therein;

WHEREAS, on the Closing Date, immediately prior to the Company Amalgamation, each Company Convertible Instrument shall convert into Company Shares in accordance with their terms and conditions and the Plan of Arrangement;

WHEREAS, on the Closing Date, in accordance with the terms of the Plan of Arrangement, Newco and the Company shall amalgamate (the “Company Amalgamation”; and Newco and the Company as so amalgamated, “Amalco”), with Amalco surviving the Company Amalgamation as a wholly-owned Subsidiary of New SPAC, and pursuant to the Company Amalgamation, (a) all of the issued and outstanding Company Shares shall be exchanged for New SPAC Shares and (b) Newco Shares held by New SPAC shall be exchanged for Amalco Shares on a one-for-one basis, in each case, upon and subject to the terms and conditions set forth in this Agreement, the Plan of Arrangement and in accordance with the provisions of applicable Law;

WHEREAS, on the Closing Date, immediately following the Company Amalgamation, and subject to the terms and conditions of this Agreement and the Plan of Arrangement, Amalco and New SPAC shall amalgamate pursuant to Section 177(1) of the OBCA (the “New SPAC Amalgamation”; and together with the Continuance, the Company Amalgamation and other transactions contemplated by this Agreement, the Plan of Arrangement and the Ancillary Agreements, the “Transactions”), and pursuant to the New SPAC Amalgamation, (a) all outstanding Amalco Shares shall be cancelled without any repayment of capital in respect thereof and (b) New SPAC shall assume all of the property, rights, privileges and franchises and become subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of Amalco, including its obligations under the Remaining Company Convertible Instruments;

WHEREAS, on the Closing Date, immediately following the New SPAC Amalgamation and subject to the terms and conditions of this Agreement, the Plan of Arrangement and the New Investor Note Purchase Agreement, the New Investor Convertible Notes shall convert into New SPAC Shares;

WHEREAS, the Board of the Company (the “Company Board”) has unanimously (a) determined that it is fair, advisable and in the best interests of the Company and its shareholders (the “Company Shareholders”) for the Company to enter into this Agreement and the other Ancillary Agreements to which it is or shall be a party,

Annex A-1

(b) approved and recommended the adoption and approval of this Agreement, the Plan of Arrangement and the Ancillary Agreements to which the Company is or shall be a party and the Transactions and (c) determined to recommend that the Company Shareholders vote in favor of the Company Arrangement Resolution;

WHEREAS, the Board of SPAC (the “SPAC Board”) has unanimously (a) determined that it is fair, advisable and in the best interests of SPAC and the shareholders of SPAC (the “SPAC Shareholders”) for SPAC to enter into this Agreement and the other Ancillary Agreements to which it is or shall be a party, (b) approved and adopted this Agreement, the Plan of Arrangement and the Ancillary Agreements to which SPAC is or shall be a party and the Transactions and (c) resolved to recommend, among other things, the approval and adoption of the SPAC Proposals by the SPAC Shareholders entitled to vote thereon;

WHEREAS, the sole director of Newco (the “Newco Director”) has (a) determined that it is fair, advisable and in the best interests of Newco and SPAC, as its sole shareholder, for Newco to enter into this Agreement, (b) approved and adopted this Agreement, the Plan of Arrangement and the Ancillary Agreements to which Newco is or shall be a party and the Transactions and (c) determined to recommend that SPAC, as its sole shareholder, approve, adopt and authorize this Agreement, the Plan of Arrangement and the other Ancillary Agreements to which Newco is or shall be a party and the Transactions in accordance with applicable Law;

WHEREAS, SPAC, as the sole shareholder of Newco, has approved the entering into of this Agreement, the Plan of Arrangement and the Ancillary Agreements to which Newco is or shall be a party and the Transactions subject to the approval by SPAC’s shareholders by special resolution in accordance with the Cayman Act;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company and certain Company Shareholders have entered into the Shareholder Support Agreement (the “Shareholder Support Agreement”) pursuant to which, among other things, such Company Shareholders have agreed to vote their Company Shares in favor of the Company Arrangement Resolution;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company and Oxus Capital Pte. Ltd. (“Sponsor”) have entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which, among other things, Sponsor shall agree to (a) vote its SPAC Class B Shares in favor of the Transactions and the SPAC Proposals, (b) not redeem its SPAC Class B Shares, (c) waive its anti-dilution rights under the provisions of Article 17 of the SPAC Memorandum and Articles with respect to Sponsor’s SPAC Class B Shares, (d) convert the Sponsor Convertible Notes, and (e) forfeit certain Sponsor Founder Shares (as defined in the Sponsor Support Agreement);

WHEREAS, in connection with the Closing, each of SPAC, certain Company Shareholders and certain SPAC Shareholders shall enter into a registration rights agreement (the “Registration Rights Agreement”), substantially in the form attached hereto as Exhibit C;

WHEREAS, in connection with the Closing, each of SPAC, certain Company Shareholders and certain SPAC Shareholders shall enter into a lock-up agreement (the “Lock-Up Agreement”), substantially in the form attached hereto as Exhibit D;

WHEREAS, prior to the Closing, in connection with the Transactions, SPAC and Reza Soltanzadeh (“Key Employee”) shall enter into an employment agreement (the “Employment Agreement”), effective as of the Closing, substantially in the form attached hereto as Exhibit E; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder in respect of the Continuation, the Company Amalgamation and the New SPAC Amalgamation, (b) the Continuation constitutes a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (c) the Company Amalgamation together with the New SPAC Amalgamation constitutes a transaction treated as a “reorganization” within the meaning of Section 368(a)(1) of the Code (together, the “Intended Tax Treatment”).

Annex A-2

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01 Certain Definitions. For purposes of this Agreement:

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, Controls, is controlled by, or is under common control with, such specified person.

“Aggregate Transaction Consideration” means a number of New SPAC Shares equal to the quotient of (a) the Company Value divided by (b) Ten United States dollars (USD$10.00).

“Amalco Shares” means common shares of Amalco.

“Ancillary Agreements” means (a) the Shareholder Support Agreement, (b) the Sponsor Support Agreement, (c) the Registration Rights Agreement, (d) the Lock-Up Agreement, (e) the Employment Agreement, (f) the Company Arrangement Resolution, (g) the Plan of Arrangement, (h) the New SPAC Articles of Continuance, (i) the New SPAC Bylaws, (j) the New SPAC Equity Plan, and (k) all other agreements, documents, certificates and instruments executed and delivered by the Parties in connection with the Transactions and specifically contemplated by this Agreement.

“Arrangement” means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of SPAC and the Company, such consent not to be unreasonably withheld, conditioned or delayed.

“Board” means the board of directors of an entity.

“Books and Records” means: (a) all of the Company’s and the Company Subsidiaries’ books of account, accounting records and other financial data and information, including copies of filed Tax Returns and assessments for each of the financial years of the Company commencing the year of the Company and Company Subsidiary’s date of incorporation or formation, as applicable; (b) the corporate records (including any share ledger) of the Company and each Company Subsidiary; (c) all sales and purchase records, lists of suppliers and customers, credit and pricing information, formulae, business, engineering and consulting reports and research and development information of, or relating to, the Company or the Company Subsidiaries; and (d) all other books, documents, files, records, correspondence, data and information, financial or otherwise, that are in the possession or under the control of the Company or any of the Company Subsidiaries, including all data and information stored electronically or on computer related media.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiary.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York, Toronto, Ontario or the Cayman Islands.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company or any Company Subsidiary.

“Change of Control” means, for any transaction or a series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing fifty percent (50%) or more of the combined voting power of the then

Annex A-3

outstanding securities of an entity; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least fifty percent (50%) of the combined voting power of the then outstanding securities of an entity or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of an entity.

“Cibus” means Cibus Enterprise Fund II LP.

“Cibus Side Letter” means the side letter between the Company and Cibus, dated December 24, 2021, as amended.

“Class B Share Conversion Ratio” means the ratio at which SPAC Class B Shares are automatically convertible into SPAC Class A Shares pursuant to Article 17 of the SPAC Memorandum and Articles, taking into account the waiver by SPAC Class B Shares and relating to adjustments of the Class B Share Conversion Ratio pursuant to the provisions of Articles 17.4 and 17.5 of the SPAC Memorandum and Articles.

“Closing Available Cash” means an amount, without duplication, equal to the sum of: (a) the aggregate gross proceeds received by the Company in connection with (i) any issuance of convertible notes pursuant to the New Investor Convertible Note Financing and (ii) any Permitted Company Financing, plus (b) cash held by SPAC in or outside of the Trust Account (after giving effect to payments to redeeming SPAC Shareholders pursuant to the exercise of their Redemption Rights).

“Company Amalgamation Effective Time” shall have the meaning set forth in the Plan of Arrangement.

“Company Arrangement Resolution” means a special resolution of the Company Shareholders in respect of the Arrangement, in substantially the form attached to this Agreement as Exhibit A, to be considered and, if thought fit, passed by the requisite majority of the Company Shareholders, either at the Company Shareholders Meeting or unanimously in writing, in accordance with applicable Law and the terms of the Interim Order.

“Company Closing Net Indebtedness” means, on a consolidated basis and calculated at 11:59 p.m. ET on the day immediately prior to the Closing Date, without duplication and without giving effect to the Transactions contemplated by this Agreement to be effected on the Closing Date, (a) the aggregate consolidated amount of Indebtedness of the Company and the Company Subsidiaries (the “Company Closing Indebtedness”), minus (b) the aggregate consolidated amount of cash and cash equivalents, including marketable securities, short-term investments and demand deposits, on hand or in accounts of the Company and the Company Subsidiaries (net of outstanding checks) (excluding (i) prepaid deposits or other similar restricted cash and (ii) cash subject to any forbearance agreements). For the avoidance of doubt, and notwithstanding the foregoing, Company Closing Net Indebtedness shall exclude (x) any Indebtedness of the Company and the Company Subsidiaries that shall no longer remain Indebtedness at and after the Closing as a result of its repayment, conversion into Company Shares or New SPAC Shares or otherwise in accordance with the terms of this Agreement or any applicable Ancillary Agreements and (y) any cash and cash equivalents paid in connection with any Indebtedness excluded under (x).

“Company Competing Transaction” means any transaction or series of related transactions (other than the Transactions) under which (a) any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company or any of its Subsidiaries or (ii) all or a material portion of the assets or business of the Company or any of the Company Subsidiaries (in the case of each of clause (i) and (ii), whether by merger, amalgamation, consolidation, recapitalization, purchase or issuance of equity securities, arrangement, takeover bid, tender offer or otherwise), or (b) any equity investment in the Company or any of its Subsidiaries pursuant to which any such Person would own or Control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company or any of its Subsidiaries immediately following such transaction. Notwithstanding the foregoing or anything to the contrary herein, the following shall not constitute a Company Competing Transaction: (a) this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (b) conversion of Company Convertible Instruments in accordance with the terms of such Company Convertible Instruments in effect as of the date hereof, or (c) the exercise, exchange or conversion of any other instrument for the securities of the Company in accordance with the terms of such instrument in effect as of the date hereof (including exercise of instruments with underlying Company Options).

“Company Convertible Instruments” means the convertible financing instruments of the Company, including the Sponsor Convertible Notes, that are being converted into Company Shares immediately prior to the Company Amalgamation under the Plan of Arrangement as set forth in Section 1.01 of the Company Disclosure Schedule.

Annex A-4

“Company Fully-Diluted Number” means, without duplication, the aggregate number of Company Shares issued and outstanding immediately prior to the Company Amalgamation Effective Time, which, for greater certainty, will include (a) the aggregate number of Company Shares issued upon the conversion of the Company Convertible Instruments pursuant to the Plan of Arrangement and (b) the Company Shares issued upon exercise of the Company Options pursuant to the Plan of Arrangement.

“Company Incentive Plan” means the Employee Stock Option Plan of the Company, dated January 6, 2022.

“Company Information Circular” means the notice of the Company Shareholders Meeting to be sent to the Company Shareholders, and the accompanying management information circular to be prepared in connection with the Company Shareholders Meeting, together with any amendments thereto or supplements thereof in accordance with the terms of this Agreement.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or operations of any of the Company and the Company Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or shall be a Company Material Adverse Effect: (i) any change or proposed change in any Law or GAAP or the interpretation thereof; (ii) events or conditions generally affecting the industries in which any of the Company and the Company Subsidiaries operate; (iii) any downturn in the general business or economic conditions, including changes in the credit, debt, securities, financial or capital markets in or affecting Canada, the United States, or any other country, or changes therein, or the global economy generally; (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions in Canada, the United States or any other country; (v) events, circumstances, changes, effects or conditions arising from or relating to epidemics, pandemics or disease outbreaks (including COVID-19); (vi) any hurricane, tornado, flood, earthquake, natural disaster or other acts of God in Canada, the United States or any other country; (vii) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company or Company Subsidiaries, (viii) any matter set forth on the Company Disclosure Schedule; or (ix) any actions taken or not taken by any of the Company or the Company Subsidiaries as required by this Agreement or any Ancillary Agreement or with the prior written consent of SPAC; except in the cases of clauses (i) through (vi), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately adversely affected thereby as compared with other participants generally in the industries in which any of the Company and the Company Subsidiaries operate; or (b) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

“Company Options” means the options granted by the Company to certain employees, personnel or service providers to purchase Company Shares, whether or not exercisable and whether or not vested, immediately prior to the Closing under the Company Incentive Plan.

“Company-Owned IP” means all Intellectual Property rights owned by the Company or any of the Company Subsidiaries.

“Company Required Approval” means, as applicable, either: (i) approval by the affirmative vote of the holders of not less than two-thirds of the Company Shares, voting together as a single class, present in person or represented by proxy at the Company Shareholders Meeting; or (ii) a unanimous written resolution of all of the Company Shareholders, in either case in accordance with applicable Law and the Interim Order.

“Company Shares” means, collectively, all of the issued and outstanding Class A, Class B, Class C and Class D common shares of the Company.

Annex A-5

“Company Shareholders Agreement” means the Shareholder Agreement of the Company, dated as October 1, 2019, and as may be further amended, by and among the Company and the Company Shareholders party thereto.

“Company Shareholders Meeting” means the meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, that is to be convened as provided by the Interim Order and applicable Law to consider, and if deemed advisable, to approve the Company Arrangement Resolution.

“Company Value” means One Hundred Fifty Million United States Dollars (USD$150,000,000), (a) if the Company Closing Net Indebtedness is a positive amount, minus the Company Closing Net Indebtedness, or (b) if the Company Closing Net Indebtedness is a negative amount, plus the absolute value of the Company Closing Net Indebtedness.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, the Company Subsidiaries or any suppliers or customers of the Company or any Company Subsidiaries or SPAC (or New SPAC after the Continuance), Newco or its Subsidiaries (as applicable) that is not already generally available to the public, including any Intellectual Property rights.

“Continuing Employee” means each individual who (i) is employed by the Company or a Company Subsidiary immediately prior to the Closing Date and (ii) continues employment with New SPAC, the Company or an Affiliate or Subsidiary of New SPAC or of the Company on or following the Closing Date.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Conversion Agreements” means, as applicable, all agreements executed and delivered by the Company, SPAC and certain holders of Company Convertible Instruments prior to Closing, pursuant to which the applicable parties thereto have agreed, among other things, that all or a portion of the outstanding principal and accrued interest under such Company Convertible Instruments shall, on the terms and subject to the conditions of this Agreement, the Plan of Arrangement and the applicable Conversion Agreement (including, for the avoidance of doubt, the Sponsor Support Agreement), convert, in whole or in part, into Company Shares, immediately prior to the Company Amalgamation under the Plan of Arrangement.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, governmental order, action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as amended from time to time.

“CST” means Continental Stock Transfer and Trust Company.

“Disabling Devices” means undisclosed Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Environmental Laws” means any Laws applicable to the Company or any Company Subsidiary, including without limitation in the United States, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Clean Air Act and any state law analogs or regulations attendant thereto or laws relating to: (a) releases, spills, emissions or discharges, or threatened releases, spills, emissions or discharges, of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of

Annex A-6

Hazardous Substances or materials containing Hazardous Substances; or (c) pollution protection of the environment or natural resources or protection of human health or safety regarding exposure to Hazardous Substances or materials containing Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that together with the Company or any Company Subsidiary would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

“Extension Expenses” mean any Expenses incurred by SPAC or Sponsor in connection with the SPAC Extension Proposal, including any additional deposits (including any share premium deposited by Sponsor as set forth in the SPAC’s proxy statement filed with the SEC) to the Trust Account made in connection therewith.

“FDI Laws” means the Investment Canada Act (R.S.C., 1985, c. 28 (1st Supp.) (the “ICA”) and the U.S. Defense Production Act of 1950 (50 U.S.C. § 4565), including those rules and regulations codified at 31 C.F.R. Part 800 et seq. and other foreign investment, national security or public interest screening or similar regimes under applicable Laws.

“Final Order” shall have the meaning set forth in the Plan of Arrangement.

“Food Safety Laws” means all Laws, constitutions, treaties, statutes, codes, orders, decrees, rules, regulations, by-laws and ordinances relating in whole or in part to food safety and the manufacturing, formulation, sale, packaging, packing, labelling, holding, importing, exporting, transporting, distributing, advertising and marketing of food and food products applicable to the Company or any Company Subsidiary including the Food and Drugs Act (Canada), the Safe Food for Canadians Act (Canada), the U.S. Federal Food, Drug, and Cosmetic Act, the U.S. Public Health Service Act, the U.S. Food Safety Modernization Act, the U.S. Organic Foods Production Act of 1990, the U.S. Federal Trade Commission Act, state and local food Laws, and any other applicable Laws administered by the U.S. Food and Drug Administration, the U.S. Department of Agriculture, the Federal Trade Commission, the Canadian Food Inspection Agency, Health Canada and any similar Governmental Authority in the U.S. and Canada, and any rules and regulations promulgated thereunder.

“Governing Documents” of an entity means that entity’s Governing Documents including its charter, certificate of incorporation, and certificate of incorporation on change of name (if applicable), articles of incorporation, articles of continuance, bylaws, memorandum and articles of association, or equivalent organizational/constitutional/constating documents, as applicable, in the entity’s jurisdiction of organization, in each case, as amended from time to time.

“Governmental Authority” means: (a) any court, tribunal, judicial body or arbitral body or arbitrator; (b) any domestic or foreign government or supranational body or authority whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental body, governmental bureau, governmental department, governmental tribunal or governmental commission of any kind whatsoever; (c) any subdivision or authority of any of the foregoing; (d) any quasi-governmental or private body or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of the foregoing; (e) any stock or securities exchange; and (f) any public utility authority.

“Government Official” means (a) any director, officer, employee, agent or representative (including anyone elected, nominated or appointed to be a director, officer, employee, agent or representative) of any Governmental Authority, or anyone otherwise acting in an official capacity on behalf of a Governmental Authority; (b) any political party, political party official or political party employee; (c) any candidate for public or political office; (d) any royal or ruling family member; or (e) any known agent or representative of any of those persons listed in subcategories (a) through (d).

“Hazardous Substance(s)” means any chemical, pollutant, contaminant, waste, substance or material of similar import, or any mixture thereof, including any hazardous, toxic, dangerous, flammable, explosive, infectious or radioactive substances or wastes, to the extent regulated by any Governmental Authority pursuant to any Environmental Law, or that otherwise may give rise to standards of conduct or liability pursuant to, any Environmental Laws that are regulated by, subject to, or deemed hazardous or toxic under any Environmental Laws, including, without limitation, asbestos and asbestos-containing materials, polychlorinated biphenyls

Annex A-7

(PCBs), lead, radon and other radioactive substances, urea formaldehyde, perfluorooctanoic acid (PFOA) and perfluorooctanesulfonic acid (PFOS), waste oil and petroleum products and by-products, as well as, for any Product distributed to California, any chemical listed on the list of “Chemicals Known to the State of California to Cause Cancer or Reproductive Toxicity” maintained by the Office of Environmental Health Hazard Assessment of the Environmental Protection Agency of the State of California.

“Helg” means Barthelemy Helg.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICA Approval” means no notice has been given under subsection 25.2(1) or subsection 25.3(2) of the ICA within the prescribed period or, if notice has been given under subsection 25.2(1) or subsection 25.3(2) of the ICA, then either the Minister or Ministers under the ICA have sent a notice under paragraph 25.2(4)(a) or paragraph 25.3(6)(b) of the ICA, or the Governor in Council has issued an order under paragraph 25.4(1)(b) of the ICA authorizing the Transactions contemplated by this Agreement.

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time.

“Indebtedness” means, as of any time, without duplication, with respect to any person, the outstanding principal amount of, accrued and unpaid interest on, Expenses arising under the terms of (a) indebtedness for borrowed money (including, for the avoidance of doubt, any principal and accrued interest outstanding under any note purchase agreements or convertible promissory notes or similar instruments) and shall include any principal amount outstanding under any line of credit and revolver debt of the Company, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such person, whether or not such Indebtedness has been assumed by such person.

“Intellectual Property” means: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (c) copyrights and other works of authorship (whether or not copyrightable), moral rights, and registrations and applications for registration, renewals and extensions thereof, (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information, (e) Internet domain names and social media accounts, (f) rights of privacy and publicity, (g) all other intellectual property or proprietary rights of any kind or description, (h) copies and tangible embodiments of any of the foregoing, in whatever form or medium and (i) all legal rights arising from items (a) through (h), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“ITA” means the Income Tax Act (Canada).

“knowledge” or “to the knowledge” of a Person means, in the case of the Company, the actual knowledge of Reza Soltanzadeh, Helg, and Pouneh Rahimi after reasonable inquiry of their respective direct reports and, in the case of SPAC, the actual knowledge of Askar Mametov and Kanat Mynzhanov.

Annex A-8

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

“Liability” means, in respect of any Person: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws).

“New Investor Convertible Notes” means the convertible notes issued to the New Investors pursuant to the New Investor Note Purchase Agreement.

“New SPAC” means SPAC as the entity that domesticates and continues from the Cayman Islands as a corporation existing under the Laws of the Province of Ontario, Canada after giving effect to the Continuance.

“New SPAC Amalgamation Effective Time” shall have the meaning set forth in the Plan of Arrangement.

“New SPAC Shares” means common shares of New SPAC, after giving effect to the Continuance.

“Newco Articles and Bylaws” means the articles and bylaws of Newco, as amended, modified or supplemented from time to time.

“Non-Convertible Company Instruments” means the financing instruments of the Company that do not, by their respective terms, convert into Company Shares, as set forth in Schedule 1.01 of the Company Disclosure Schedule.

“OFAC” means the U.S. Department of the Treasury, Office of Foreign Assets Control.

“Outstanding Helg Notes” means the promissory notes issued by:

(a) the Company in favor of Helg dated (i) December 31, 2020 for a principal amount of USD$2,150,000, (ii) February 2, 2022 for a principal amount of USD$1,500,000, (iii) March 18, 2022 for a principal amount of USD$1,000,000, (iv) March 31, 2022 for a principal amount of USD$937,167, (v) June 23, 2022 for a principal amount of USD$500,000, (vi) July 8, 2022 for a principal amount of USD$350,000, and (vii) December 5, 2022 for a principal amount of USD$38,625, for an aggregate principal amount of such promissory notes issued by the Company of USD$6,475,792; and

(b) Palmetto Gourmet Foods, Inc. in favor of Helg dated December 31, 2020 for an aggregate principal amount of USD$850,000,

together, all of the promissory notes stated in (a) and (b) as currently issued and outstanding in favor of Helg, combined for an aggregate principal amount of USD$7,325,792.

“Owned Real Property” means the real property owned by the Company or Company Subsidiaries as owner, together with, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI-DSS” means the Payment Card Industry Data Security Standard.

“Per Share Exchange Ratio” means the number obtained by dividing the Aggregate Transaction Consideration by the Company Fully-Diluted Number.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other

Annex A-9

similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (c) Liens for Taxes not yet due and payable, or being contested in good faith in accordance with applicable Law, (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property owned or purported to be owned by or licensed to the Company or the Company Subsidiaries granted to any licensee in the ordinary course of business, (f) defects or imperfections of title, non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that would be apparent from a physical inspection or current, accurate survey of such real property or do not materially impair the value or materially interfere with the present uses of such real property, (g) Liens identified in the Financial Statements and (h) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (b) any other data used or intended to be used or which allows one to identify, contact or precisely locate an individual, including any internet protocol address or other persistent identifier and (c) any other, similar information or data regulated by Privacy/Data Security Laws.

“Plan of Arrangement” means the Plan of Arrangement in substantially the form attached hereto as Exhibit B, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and SPAC, each acting reasonably.

“Privacy/Data Security Laws” means Laws and generally accepted industry standards (e.g., PCI-DSS) governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of Personal Information applicable to the Company or any Company Subsidiary or the security of Company’s Business Systems or Business Data, including Laws applicable to the Company or any Company Subsidiary in any jurisdiction relating to the processing or protection of personal data, including, to the extent applicable, the European Union General Data Protection Regulation 2016/679, the e-Privacy Directive (2002/58/EC), European Union ePrivacy Directive (Directive 2002/58/EC), the Health Insurance Portability and Accountability Act of 1996 and the rules and regulations promulgated thereunder, including the privacy rule at 45 C.F.R. Part 160 and Part 164, Subparts A and E, the security rule at 45 C.F.R. 164, Subpart C, and the data breach notification rule at 45 C.F.R. Subpart D, as each be amended from time to time, including as amended under the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations, the California Consumer Privacy Act, the California Privacy Rights Act, the Federal Trade Commission Act, state data security Laws, state unfair or deceptive trade practices Laws, state biometric privacy acts, state social security number protection Laws, state data breach notification Laws, Canada’s Personal Information Protection and Electronic Documents Act.

“Products” mean any products developed, manufactured, sold, distributed other otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously, is currently deriving or expect to derive, revenue from the sale or provision thereof, including products currently under development by the Company or any Company Subsidiary.

“Recall” means any voluntary or involuntary attempt or instruction to return any product of the Company or the Company Subsidiaries’ business to the Control of Company or the Company Subsidiaries, or to otherwise recall, retrieve, withdraw, remove, stop, or limit the distribution of any such product, or to encourage or direct the disposal, destruction, or non-use of any such product, due to a known or potential safety risk associated with the consumption of the product, or the potential violation of Food Safety Laws.

“Redemption Rights” means the redemption rights provided for in Article 8 of the SPAC Memorandum and Articles.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

Annex A-10

“Regulation S-X” means Regulation S-X promulgated under the Exchange Act.

“Remaining Company Convertible Instruments” means the convertible instruments, set forth in Section 1.01 of the Company Disclosure Schedule, under which the specified portion of principal and accrued interest will remain outstanding following Closing in accordance with this Agreement.

“Requisite SPAC Approval” means the affirmative vote by special resolution of the holders of a majority of at-least two-thirds of the outstanding SPAC Shares entitled to vote.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“SPAC Class A Shares” means SPAC’s class A ordinary shares, par value $0.0001 per share, as set forth in the SPAC Memorandum and Articles.

“SPAC Class B Shares” means SPAC’s class B ordinary shares, par value $0.0001 per share, as set forth in the SPAC Memorandum and Articles.

“SPAC Extension Proposal” means a proposal which would be submitted to the SPAC Shareholders pursuant to a definitive proxy statement filed by SPAC with the SEC and provided to the SPAC Shareholders for the purpose of amending the SPAC Memorandum and Articles to extend the time period for SPAC to consummate a business combination.

“SPAC Governing Documents” means the SPAC Memorandum and Articles as amended, modified or supplemented from time to time.

“SPAC Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (a) is or is reasonably expected to be materially adverse to the business, financial condition or results of operations of SPAC; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or shall be a SPAC Material Adverse Effect: (i) any change or proposed change in any Law or GAAP (or interpretation thereof); (ii) events or conditions generally affecting the industries in which SPAC operates; (iii) any downturn in general business or economic conditions, including changes in the credit, debt, securities, financial or capital markets in or affecting the United States, Canada, Cayman Islands or any other country or changes therein, or the global economy generally; (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions in the United States, Canada, Cayman Islands or any other country; (v) events, circumstances, changes, effects or conditions arising from or relating to epidemics, pandemics or disease outbreaks (including COVID-19); (vi) any hurricane, tornado, flood, earthquake, natural disaster or other acts of God in the United States, Canada, Cayman Islands or any other country; (vii) any effect attributable to the announcement or execution, pendency, negotiation of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise (viii) any matter set forth on the SPAC Disclosure Schedule; (ix) the consummation and effects of any exercise of Redemption Rights by SPAC Shareholders; or (x) any actions taken or not taken by SPAC as required by this Agreement or any Ancillary Agreement or with the consent of the Company; except in the cases of clauses (i) through (vi), to the extent that SPAC is disproportionately adversely affected thereby as compared with other participants generally in the industry in which SPAC operates; or (b) would prevent, materially delay or materially impede the performance by SPAC or Newco of their respective obligations under this Agreement or the consummation of the Transactions.

“SPAC Memorandum and Articles” means the amended and restated memorandum and articles of association of SPAC, adopted by a special resolution of SPAC on September 3, 2021, and effective on September 6, 2021.

“SPAC Ordinary Shares” means SPAC Class A Shares and SPAC Class B Shares.

“SPAC Preference Shares” means SPAC’s preference shares, par value $0.0001 per share, as set forth in the SPAC Memorandum and Articles.

Annex A-11

“SPAC Shares” means the SPAC Class A Ordinary Shares, the SPAC Class B Ordinary Shares and the SPAC Preference Shares.

“SPAC Units” means one SPAC Class A Ordinary Share and one SPAC Warrant.

“SPAC Warrant Agreement” means that certain warrant agreement dated September 2, 2021, by and between SPAC and CST.

“SPAC Warrants” means warrants to purchase SPAC Class A Shares, as contemplated under the SPAC Warrant Agreement, with each warrant exercisable for one SPAC Class A Share at an exercise price of USD$11.50.

“Sponsor Convertible Notes” means the convertible notes issued by the Company to Sponsor pursuant to the Sponsor Note Purchase Agreement.

“Sponsor Note Purchase Agreement” means, collectively, the Note Purchase Agreement between the Company and Sponsor dated as of October 21, 2022, and the Note Purchase Agreement between the Company and Sponsor dated as of November 14, 2022, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Subsidiary” of the Company, SPAC, Newco or any other Person means an Affiliate Controlled by such person, directly or indirectly, through one or more intermediaries, and “Subsidiaries” means more than one Subsidiary.

“Supplier” means any Person that supplies inventory or other materials or personal property, components or other goods or services that are utilized in or comprise the Products of the Company or any of the Company Subsidiaries.

“Tax” means all federal, state, provincial, local and non-U.S. income, profits, franchise, receipts, environmental, shares, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

“Technology” means all designs, formulas, procedures, techniques, methods, processes, concepts, ideas, know-how, programs, models, data, databases, tools, inventions, creations, improvements and all recordings, graphs, drawings, reports, analyses, other writings, and any other embodiment of the above, in any form, whether or not specifically listed herein.

“Transaction Expenses” means (a) all out of pocket Expenses (including all Expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates and all Expenses in connection with newly issued equity and/or debt financing in connection with the Transactions) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, (b) costs in relation to the solicitation of shareholder approvals and all other matters related to the Transactions, (c) all Transaction-related bonuses, retention payments, Change of Control payments, severance and similar amounts payable to employees, directors and/or independent contractors of the Company or any of the Company Subsidiaries upon Closing, plus the employer portion of payroll Taxes to be imposed thereon and all other matters related to the Transactions and (d) any Working Capital Loans.

“Transfer Tax” means any sales, use, value-added, business, goods and services, transfer (including any stamp duty or other similar Tax chargeable in respect of any instrument transferring property), documentary, conveyancing or similar Tax or expense or any recording fee, in each case that is imposed as a result of the Transactions, together with any penalty, interest and addition to any such item with respect to such item.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Working Capital Loans” means the working capital loans as described in SPAC’s prospectus filed with the SEC in connection with its initial public offering.

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SECTION 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2022 Balance Sheet	§ 4.07(c)
Action	§ 4.09
Acquired Company Financials	§ 7.13
Agreement	Preamble
Amalco	Recitals
Anti-Bribery Laws	§ 4.14(a)
Anti-Money Laundering Laws	§ 4.14(f)
Antitrust Laws	§ 7.12(a)
Authorized Representatives	§ 4.14(a)
Business Combination Competing Transaction	§ 7.04(b)
Canadian Sanctions	§ 4.14(g)
Cayman Act	Recitals
Certificates	§ 3.03(a)
Claims	§ 6.03
Closing	§ 2.08
Closing Date	§ 2.08
Code	§ 3.03(e)
Company	Preamble
Company Amalgamation	Recitals
Company Board	Recitals
Company Closing Indebtedness	§ 1.01
Company Disclosure Schedule	Article IV
Company Group	§ 10.12(a)
Company Permits	§ 4.06(a)
Company Shareholders	Recitals
Company Subsidiary(ies)	§ 4.01(a)
Company Unaudited Financials	§ 7.13
Confidentiality Agreement	§ 7.03(b)
Continuance	Recitals
Continuance Effective Time	§ 2.01(b)
Data Security Requirements	§ 4.13(g)
D&O Persons	§ 7.06(a)
D&O Tail Policies	§ 7.06(b)
EBC	§ 5.12
Employment Agreement	Recitals
Environmental Permits	§ 4.16
Exchange Act	§ 4.23
Exchange Agent	§ 3.03(a)
Exchange Fund	§ 3.03(c)
Exchange Spreadsheet	§ 3.02(a)
Expenses	§ 9.03(b)(i)
Financial Statements	§ 4.07(a)
GAAP	§ 4.07(a)
Health Plan	§ 4.10(j)
Intended Tax Treatment	Recitals
Interim Order	§ 2.03
Key Employee	Recitals
Labor Union	§ 4.11(b)
Law	§ 4.05(a)

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Defined Term	Location of Definition
Lease	§ 4.12(b)
Lease Documents	§ 4.12(b)
Letter of Transmittal	§ 3.03(b)
Lock-Up Agreement	Recitals
Material Contracts	§ 4.17(a)
Material Customers	§ 4.21
Material Suppliers	§ 4.21
Minimum Cash Condition	§ 8.01(i)
Nasdaq	§ 4.05(b)
Newco	Preamble
Newco Director	Recitals
Newco Shares	§ 5.03(b)
New Investor Convertible Note Financing	§ 7.17
New Investor Note Purchase Agreement	§ 7.17
New Investors	§ 7.17
New SPAC Amalgamation	Recitals
New SPAC Board	§ 2.09
New SPAC Bylaws	§ 2.01(c)
New SPAC Articles of Continuance	§ 2.01(b)
New SPAC Equity Plan	§ 7.18
Non-U.S. Subsidiaries	§ 7.10(b)
OBCA	Recitals
Outside Date	§ 9.01(b)
Outstanding Company Transaction Expenses	§ 3.04(a)
Outstanding SPAC Transaction Expenses	§ 3.04(b)
Party(ies)	Preamble
Permitted Company Financing	§ 7.17(b)
PCAOB Audited Financials	§ 7.13
PFIC	§ 7.10(b)
Plan(s)	§ 4.10(a)
PPACA	§ 4.10(j)
Pro Forma Financials	§ 7.13
Proxy Statement	§ 7.01(a)
Registration Rights Agreement	Recitals
Registration Statement	§ 7.01(a)
Remedies Exceptions	§ 4.04
Representatives	§ 7.03(a)
Required Financials	§ 7.13
SEC	§ 5.07(a)
Securities Act	§ 5.07(a)
Service Agreements	§ 4.10(a)
Shareholder Support Agreement	Recitals
Sova Capital	§ 5.12
SPAC	Preamble
SPAC Board	Recitals
SPAC Disclosure Schedule	Article V
SPAC Group	§ 10.12(a)
SPAC Information	§ 2.05(d)
SPAC Proposals	§ 7.01(a)
SPAC SEC Reports	§ 5.07(a)

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Defined Term	Location of Definition
SPAC Shareholders	Recitals
SPAC Shareholders’ Meeting	§ 7.01(a)
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Subsequent Unaudited Company Financial Statements	§ 7.14
Terminating Company Breach	§ 9.01(f)
Terminating SPAC Breach	§ 9.01(g)
Termination Fee	§ 9.03(d)(i)
Transactions	Recitals
Trust Account	§ 5.13
Trust Agreement	§ 5.13
Trust Fund	§ 5.13

SECTION 1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation, (ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (x) references to “dollar”, “dollars” or “$” shall be to the lawful currency of the United States, and (xi) the word “shall” and the word “shall” indicate a mandatory obligation.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II.

THE CONTINUANCE; THE ARRANGEMENT; THE TRANSACTIONS; CLOSING

SECTION 2.01 Continuance. On the Business Day immediately prior to the Closing Date, SPAC shall cause the Continuance to occur in accordance with Section 180 of the OBCA and Part XII of the Cayman Act, and shall:

(a) file with the Registrar of Companies of the Cayman Islands documents, including a declaration or affidavit as contemplated by Section 206(2) of the Cayman Act and take such other steps as are required under the Laws of the Cayman Islands with respect to the registration of SPAC by continuation in the Province of Ontario, Canada and to procure the de-registration of SPAC as an exempted company in the Cayman Islands;

(b) file with the applicable Governmental Authority in the Province of Ontario, Canada (i) the documents for New SPAC relating to the Continuance in the Province of Ontario, Canada, substantially in the form attached hereto as Exhibit F (the “New SPAC Articles of Continuance”), with the Continuance becoming effective upon the filing of the New SPAC Articles of Continuance with the applicable Governmental Authority in the Province of Ontario, Canada and the issuance of a certificate of continuance by the Director appointed pursuant to the OBCA (the date and time of the effectiveness of the Continuance being the “Continuance Effective Time”). In connection

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with the Continuance, (x) each SPAC Share outstanding immediately prior to the Continuance Effective Time shall become one (1) share of New SPAC Shares, and (y) each SPAC Warrant outstanding immediately prior to the Continuance Effective Time shall become a warrant exercisable for one (1) share of New SPAC Shares; and

(c) take all lawful actions so that, as of the Continuance Effective Time, (i) the SPAC Warrant Agreement is amended, in a form to be agreed upon by the Parties, to evidence the fact that SPAC shall be New SPAC and that each such warrant shall be exercisable for one (1) share of New SPAC Share rather than a SPAC Share and (ii) the bylaws substantially in the form attached hereto as Exhibit G (the “New SPAC Bylaws”) are adopted as the bylaws of New SPAC.

SECTION 2.02 The Arrangement.

(a) On the Closing Date, on the terms and subject to the conditions hereof, the Company shall proceed to effect the Arrangement under Section 182 of the OBCA beginning at the Arrangement Effective Time (as defined in the Plan of Arrangement), on the terms contained in the Plan of Arrangement.

(b) On the Closing Date, as set forth in the Plan of Arrangement, the following shall occur in the order set forth below effective as at five-minute intervals starting at the Arrangement Effective Time without any further act or formality except as otherwise provided herein:

(i) all outstanding Company Convertible Instruments (excluding, for the avoidance of doubt, (A) any convertible financing instrument of the Company that shall be repaid prior to the Closing in accordance with its terms, and (B) the Remaining Company Convertible Instruments) shall be converted into Company Shares pursuant to their terms and the terms of any Conversion Agreements;

(ii) all Company Options that are outstanding immediately prior to the Closing Date shall be fully vested and exercised, in full, for Company Shares in accordance with their terms;

(iii) the Company Amalgamation shall be completed;

(iv) the New SPAC Amalgamation shall be completed; and

(v) the New Investor Convertible Notes shall be converted into shares of New SPAC pursuant to the terms of the New Investor Note Purchase Agreement.

SECTION 2.03 The Interim Order. No later than five (5) Business Days after the date that the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company shall apply in a manner reasonably acceptable to SPAC pursuant to Section 182 of the OBCA and, in cooperation with SPAC, prepare, file and diligently pursue an application to the Court for the interim order (“Interim Order”) in respect of the Arrangement, which shall provide, among other things:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement, the Company Shareholders Meeting (as it relates to the Company Arrangement Resolution) and for the manner in which such notice is to be provided;

(b) that the required level of approval for the Company Arrangement Resolution shall be the Company Required Approval;

(c) that, in all other respects, the terms, restrictions and conditions of the Governing Documents of the Company (and the CBCA), including quorum requirements and all other matters, shall apply in respect of the Company Shareholders Meeting;

(d) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(e) that the Company Shareholders Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

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(f) that the record date for the Company Shareholders entitled to notice of and to vote at the Company Shareholders Meeting (or otherwise to vote on the Company Arrangement Resolution) shall not change in respect of any adjournment(s) or postponement(s) of the Company Shareholders Meeting, unless required by the Court or applicable Law, if applicable; and

(g) for such other matters as the Parties may agree are reasonably necessary to complete the Transactions.

SECTION 2.04 The Company Shareholders Meeting.

(a) Subject to the terms of this Agreement, the Interim Order and the provision of the SPAC Information, the Company shall convene and conduct the Company Shareholders Meeting in accordance with the Governing Documents of the Company, applicable Laws and the Interim Order as soon as reasonably practicable (but acknowledging that the Company may apply to the Court for an Interim Order within five (5) Business Days after the filing with the SEC of the Registration Statement/Proxy Statement is declared effective by the SEC), and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Shareholders Meeting without the prior written consent of SPAC (not to be unreasonably withheld, delayed or conditioned), except in the case of an adjournment as required for quorum purposes. The Company shall consult with SPAC in fixing the record date for the Company Shareholders Meeting and the date of the Company Shareholders Meeting, give notice to SPAC of the Company Shareholders Meeting and allow SPAC’s representatives and legal counsel to attend the Company Shareholders Meeting. The Company shall use its commercially reasonable efforts to obtain the Company Required Approval in respect of the Company Arrangement Resolution, including instructing the management proxyholders named in the Company Information Circular to vote any discretionary or blank proxy submitted by shareholders in favor of such action, and shall take all other action reasonably necessary or advisable to secure the Company Required Approval in respect of the Company Arrangement Resolution.

(b) The Company shall provide SPAC with (i) updates with respect to the aggregate tally of the proxies received by the Company in respect of the Company Arrangement Resolution, (ii) updates with respect to any communication (written or oral) from any Company Shareholder in opposition to the Arrangement, (iii) the right to demand postponement or adjournment of the Company Shareholders Meeting if, based on the tally of proxies, the Company is not expected to receive the Company Required Approval in respect of the Company Arrangement Resolution; provided, that the Company Shareholders Meeting, so postponed or adjourned, shall not be later than (A) five (5) Business Days prior to the Outside Date or (B) ten (10) days from the date of the first Company Shareholders Meeting and (iv) the right to review and comment on all communications sent to Company Shareholders in connection with the Company Shareholders Meeting.

SECTION 2.05 The Company Information Circular.

(a) The Company shall promptly prepare and complete, in good faith consultation with SPAC, the Company Information Circular together with any other documents required by applicable Law in connection with the Company Shareholders Meeting and the Arrangement, and the Company shall, as promptly as practicable after obtaining the Interim Order, cause the Company Information Circular and such other documents to be sent to each Company Shareholder and other Person as required by the Interim Order and applicable Law.

(b) The Company shall ensure that the Company Information Circular (i) complies with the Governing Documents of the Company, the Interim Order and applicable Law, (ii) does not contain any misrepresentation, except with respect to SPAC Information included in the Company Information Circular, which SPAC shall ensure does not contain any misrepresentation, (iii) provides the Company Shareholders with sufficient information (explained in sufficient detail) to permit them to form a reasoned judgement concerning the matters to be placed before the Company Shareholders Meeting and (iv) states any material interest of each director and officer, whether as director, officer, securityholder or creditor of the Company, as and to the extent required by applicable Law.

(c) The Company shall, subject to the terms of this Agreement, ensure that the Company Information Circular includes a statement that the Company Board has unanimously (i) determined that the Plan of Arrangement and the Transactions are in the best interests of the Company and fair to the Company Shareholders and (ii) recommended that the Company Shareholders vote in favor of the Company Arrangement Resolution.

(d) SPAC shall assist the Company in the preparation of the Company Information Circular, including obtaining and furnishing to the Company any information with respect to SPAC required to be included under applicable Laws in the Company Information Circular (the “SPAC Information”), and ensuring that the SPAC

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Information does not contain any misrepresentation. The Company shall give SPAC and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Information Circular and other related documents and shall accept the reasonable comments made by SPAC and its counsel, and agrees that all information relating to SPAC included in the Company Information Circular must be in a form and content reasonably satisfactory to SPAC.

(e) Each Party shall promptly notify the other Party if it becomes aware that the Company Information Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly deliver or otherwise disseminate any such amendment or supplement to the Company Shareholders as required by the Court or applicable Law.

SECTION 2.06 The Final Order. The Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable, but in any event not later than the later of: (a) three (3) Business Days after the date on the SPAC Proposals are approved and adopted by the Requisite SPAC Approval; and (b) three (3) Business Days after the date on which the Company Arrangement Resolution is passed at the Company Shareholders Meeting as provided for in the Interim Order , subject to the availability of the Court to hear the application for the Final Order.

SECTION 2.07 Court Proceedings.

(a) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall: (i)  make the applications for and diligently pursue the Interim Order and the Final Order; (ii) provide SPAC’s legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and accept the reasonable comments of SPAC and its legal counsel; (iii) provide SPAC copies of any notice of appearance, evidence or other documents served on it or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order; (iv) ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement; (v) not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with SPAC’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that SPAC is not required to agree or consent to any increase or variation in the form of the consideration payable hereunder or other modification or amendment to such filed or served materials that expands or increases its obligations, or diminishes or limits its rights, set forth in any such filed or served materials or under this Agreement or the Arrangement; (vi) subject to this Agreement, oppose any proposal from any Person that the Final Order contain any provision inconsistent with the Arrangement or this Agreement, and if at any time after the issuance of the Final Order and prior to the Closing, the Company is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it shall do so only after notice to, and in good faith consultation and cooperation with, SPAC; and (vii) not object to legal counsel to SPAC making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided SPAC advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

(b) Subject to the terms of this Agreement, and without limiting the generality of Section 2.07(a), SPAC shall cooperate with, and assist the Company, in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required or requested to be supplied by SPAC in connection therewith.

SECTION 2.08 Closing Transactions. As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions (in writing) set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the consummation of the Transactions, including the Company Amalgamation and the New SPAC Amalgamation (the “Closing”; and the date on which the Company Amalgamation and the New SPAC Amalgamation occur, the “Closing Date”) shall take place electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)).

Annex A-18

SECTION 2.09 New SPAC Directors. The New SPAC Board shall consist of seven (7) directors, a majority of which shall be independent directors based on Nasdaq’s listing standards, with at least (a) two (2) directors designated by SPAC, (b) two (2) directors designated by the Company, (c) one (1) director designated collectively by the New Investors; provided that, New Investors have a right to designate a director pursuant to the terms of the New Investor Note Purchase Agreement, and (d) two (2) independent directors. The Plan of Arrangement shall provide that, following the New SPAC Amalgamation, the individuals set forth on Exhibit H hereto shall be appointed as directors on the Board of New SPAC (the “New SPAC Board”).

ARTICLE III.

Exchange SPREADSHEET; Exchange of certificates

SECTION 3.01 SPAC Class B Share Conversion. At the Company Amalgamation Effective Time, each share of SPAC Class B Shares issued and outstanding immediately prior to the Continuance Effective Time, if any, shall automatically be converted into and exchanged for a number of validly issued, fully paid and nonassessable shares of New SPAC Shares equal to the Class B Share Conversion Ratio.

SECTION 3.02 Exchange Spreadsheet; Per Share Exchange Ratio.

(a) At least five (5) Business Days prior to the Closing Date, the Company shall deliver to SPAC (a) a schedule (the “Exchange Spreadsheet”) setting forth (i) the number of Company Shares held by each Company Shareholder immediately prior to the Company Amalgamation Effective Time; (ii) the calculation of the Aggregate Transaction Consideration; (iii) the allocation of the Aggregate Transaction Consideration among each of the Company Shareholders; (iv) the portion of Aggregate Transaction Consideration payable to each Company Shareholder; and (v) any applicable withholding taxes for each recipient, prepared in good faith by the Company. The Company shall provide SPAC with reasonable access to the relevant Books and Records and personnel of the Company to enable SPAC to review the Exchange Spreadsheet. The allocations and calculations set forth in the Exchange Spreadsheet shall, to the fullest extent permitted by applicable Law, be binding on all Parties hereto. SPAC shall be entitled to rely fully on the information set forth in the Exchange Spreadsheet for purposes of payment of the Aggregate Transaction Consideration in accordance with this Article III, absent manifest error.

(b) At the Company Amalgamation Effective Time, by virtue of the Company Amalgamation and without any action on the part of New SPAC, Newco, the Company or the holders of any of the following securities, as set forth in the Plan of Arrangement, all Company Shares issued and outstanding immediately prior to the Company Amalgamation Effective Time shall be exchanged for, in accordance with the terms hereof, the Plan of Arrangement and the Exchange Spreadsheet, the number of New SPAC Shares as set forth in the Exchange Spreadsheet equal to the Per Share Exchange Ratio, with each holder of Company Shares to receive the number of New SPAC Shares set forth opposite such holder’s name as set forth on the Exchange Spreadsheet out of the Aggregate Transaction Consideration, and such Company Shares so exchanged shall be cancelled.

SECTION 3.03 Exchange.

(a) Exchange Agent. As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, New SPAC shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”), it being agreed that CST is satisfactory to the Parties, and New SPAC shall enter into an exchange agent agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, for the purpose of exchanging certificates, if any, representing the Company Shares (“Certificates”) and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Company Amalgamation Effective Time, in either case, for the portion of the Aggregate Transaction Consideration issuable in respect of such Company Shares pursuant to the Plan of Arrangement and on the terms and subject to the other conditions set forth in this Agreement.

(b) Letter of Transmittal. Concurrently with mailing the Company Information Circular, the Company may mail or otherwise deliver, or may cause to be mailed or otherwise delivered, a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”) to the Company Shareholders.

(c) Exchange Fund. In accordance with the Plan of Arrangement, New SPAC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Company Shares, for exchange in accordance with the Plan of Arrangement, the number of New SPAC Shares sufficient to deliver the Aggregate Transaction

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Consideration payable pursuant to this Agreement (such certificates for New SPAC Shares being hereinafter referred to as the “Exchange Fund”). New SPAC shall cause the Exchange Agent pursuant to irrevocable instructions, to pay the Aggregate Transaction Consideration out of the Exchange Fund in accordance with this Agreement and the Plan of Arrangement.

(d) Adjustments to Aggregate Transaction Consideration. The Aggregate Transaction Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New SPAC Shares occurring on or after the date hereof and prior to the Company Amalgamation Effective Time.

(e) Withholding Rights. Each of the Company, SPAC and New SPAC, as applicable, shall be entitled to deduct or withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct or withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), the ITA and other applicable Canadian Law, or any other provision of U.S., state, local or non-U.S. Tax Law; provided, however, except with respect to the payment or issuance of consideration as compensation for services, SPAC shall reasonably cooperate with Company Shareholders to establish any available reduction in or exemption from such intended deduction or withholding, and SPAC shall use commercially reasonable efforts to provide such Party notice three (3) days prior to any withholding so that such person can provide any documents necessary; provided further, and notwithstanding the foregoing, SPAC shall withhold such amounts as may be required to be withheld pursuant to Section 1445 of the Code and shall reasonably cooperate with the Company to reduce or eliminate any such withholding in accordance with applicable Law. To the extent that amounts are so deducted or withheld by the Company, SPAC or New SPAC, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares, Company Convertible Instruments and/or Company Options (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made by the Company or New SPAC, as the case may be.

SECTION 3.04 Expenses.

(a) No later than three (3) Business Days prior to the Closing Date, the Company shall provide to SPAC a written report setting forth a list of the Transaction Expenses incurred by the Company (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such Transaction Expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (collectively, the “Outstanding Company Transaction Expenses”). For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any Expenses of any of the Company Shareholders incurred in connection with this Transaction.

(b) No later than three (3) Business Days prior to the Closing Date, SPAC shall provide to the Company a written report setting forth a list of the Transaction Expenses incurred by or on behalf of SPAC or Newco, which list shall include any outstanding amounts under any Working Capital Loans (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such Transaction Expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (collectively, the “Outstanding SPAC Transaction Expenses”).

(c) If the Transactions are consummated on the Closing Date, the Outstanding SPAC Transaction Expenses and the Outstanding Company Transaction Expenses shall be paid in accordance with Section 9.03(b).

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE company

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to SPAC, on behalf of the Company and each of the Company Subsidiaries as follows, as of the date hereof and as of the Closing:

SECTION 4.01 Organization and Qualification; Company Subsidiaries.

(a) The Company is a corporation duly continued, validly existing and in good standing under the Laws of Canada and has not been discontinued or dissolved under such Laws. Each of the Company’s direct or indirect Subsidiaries (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”) is a corporation or other

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organization duly organized, continued or incorporated, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, continuance or organization and has not been discontinued or dissolved under such Laws. The Company and each Company Subsidiary has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it has been and is now being conducted.

(b) A true and complete list of the Company and each Company Subsidiary, together with each of the Company’s and the Company Subsidiaries’ applicable (i) legal form, jurisdiction of organization, continuance, formation or incorporation, (ii) registered seat or registered office, (iii) registration details, (iv) business address, (v) share capital and (vi) the percentage of the outstanding equity interests owned by the Company and each other Company Subsidiary is set forth in Section 4.01(b) of the Company Disclosure Schedule. Other than as disclosed in Section 4.01(b) of the Company Disclosure Schedule, the Company and the Company Subsidiaries do not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity. The Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary except where the failure to do so would not have a Company Material Adverse Effect. There are no pending applications for registration (and no resolutions or other actions requiring such registration) in the commercial register in any such jurisdiction or with any other competent authority in respect of the Company or any Company Subsidiary that has not yet been registered.

(c) Except as contemplated by this Agreement, no steps or proceedings have been taken to authorize or require the discontinuance or dissolution or, to the knowledge of the Company, the bankruptcy, insolvency, liquidation or winding up of the Company or any Company Subsidiary.

(d) The Company and each Company Subsidiary has submitted all material notices or returns of corporate information and other filings required by Law to be submitted by it to any Governmental Authority.

SECTION 4.02 Governing Documents. The Company has, prior to the date of this Agreement, made available to SPAC complete, true and correct copies of the Governing Documents of the Company and each Company Subsidiary, the Company Shareholders Agreement and the Cibus Side Letter, each as amended to date. The Governing Documents of each of the Company and Company Subsidiary, and the Company Shareholders Agreement, are each in full force and effect. Neither the Company nor any of the Company Subsidiaries is in violation of any of the provisions of their respective Governing Documents, the Company Shareholders Agreement or the Cibus Side Letter. There are no other shareholder agreements or other agreement or resolution among the Company and any of its shareholders (in their capacity as shareholders of the Company) to which the Company or any Company Subsidiary is a party other than the Company Shareholders Agreement and the Cibus Side Letter.

SECTION 4.03 Capitalization.

(a) The capitalization of the Company and each Company Subsidiary is as set forth on Section 4.03(a) of the Company Disclosure Schedule and includes (i) the authorized share capital, including their number and class and (ii) the issued and outstanding shares, including their number and class of shares, as of the date of this Agreement. Also set forth in Section 4.03(a) of the Company Disclosure Schedule is a list of all shareholders of each of the Company and each Company Subsidiary and the number of shares owned, beneficially and of record, by each such shareholder, in each case as of the date of this Agreement. Other than the shares held by the Company shareholders and shareholders of each Company Subsidiary as listed on Section 4.03(a) of the Company Disclosure Schedule and the Company Options held by the holders of Company Options or holders of options of a Company Subsidiary listed on Section 4.03(c) of the Company Disclosure Schedule, no other shares or other equity or voting interest of the Company or any Company Subsidiary, or options, warrants, convertible securities or convertible instruments or other rights to acquire any such shares or other equity or voting interest of the Company or any Company Subsidiary is authorized by the Company or any Company Subsidiary or issued and outstanding by the Company or any Company Subsidiary.

(b) Other than as set forth in Section 4.03(c) of the Company Disclosure Schedule, there are no options, warrants, preemptive rights, calls, puts, rights of first refusal or first offer, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of, or other equity interests in, the Company or any Company Subsidiary to which the Company or

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any Company Subsidiary is a party. Neither the Company nor any Company Subsidiary is a party to any contract or arrangement, or is otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights. Other than the Company Shareholders Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company shares or any of the equity interests or other securities of the Company or any of the Company Subsidiaries to which the Company or any Company Subsidiary is a party. The Company does not own any equity securities or equity interests in any Person, other than in the Company Subsidiaries, and none of the Company or any Company Subsidiary is a partner or member of any partnership, limited liability company or joint venture.

(c) Section 4.03(c) of the Company Disclosure Schedule sets forth the following with respect to each outstanding Company Option as of the date of this Agreement: (i) the name of the Company Option recipient; (ii) the number of Company Shares subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule applicable to such Company Option; and (vi) the date on which such Company Option expires. The Company has made available to SPAC complete, true and correct copies of the Company Incentive Plan pursuant to which Company has granted the Company Options that are currently outstanding and all forms of award agreements evidencing such Company Options. No Company Option was granted to a United States taxpayer with an exercise price per share less than the fair market value of the underlying Company Share as of the date such Company Option or has any feature for the deferral of compensation within the meaning of Section 409A of the Code. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable.

(d) Section 4.03(d) of the Company Disclosure Schedule sets forth each item of Indebtedness of the Company and each Company Subsidiary as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, the maturity date, and the debtor and the creditor thereof. Other than as set forth in Section 4.03(d) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company, or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person other than a Company Subsidiary.

(e) Except as set forth in Section 4.03(e) of the Company Disclosure Schedule or as contemplated by this Agreement, (i) there are no commitments or agreements of any character to which the Company or any of the Company Subsidiaries are bound obligating the Company to accelerate the vesting of any Company Option as a result of the proposed transactions herein and (ii) all outstanding shares of the Company, all outstanding Company Options and all outstanding shares of each Company Subsidiary have been issued and granted in compliance with (A) all applicable securities Laws and other applicable Laws and (B) all pre-emptive rights set forth in applicable contracts to which the Company or any Company Subsidiary is a party.

(f) Each issued and outstanding share of the Company and each Company Subsidiary is duly authorized, validly issued, fully paid and non-assessable, and each such share is owned by the applicable Company Shareholders set forth in Section 4.03(a) of the Company Disclosure Schedule and are free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting rights granted by the Company or any Company Subsidiary, other than transfer restrictions under applicable securities Laws, the Company Shareholders Agreement and their respective Governing Documents.

(g) The Company Shares, shares of any of the Company Subsidiaries, any convertible securities of the Company or any of the Company Subsidiaries and any Indebtedness of the Company or any of the Company Subsidiaries (i) were not issued in violation of the Governing Documents of the Company, the Company Subsidiaries’ Governing Documents, the Company Shareholders Agreement or the Cibus Side Letter, (ii) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, subordination rights or similar rights of any Person granted by the Company or any of the Company Subsidiaries and (iii) have been offered, sold and issued in compliance with applicable Law, including applicable securities laws. The Company is a “private issuer” as defined in Section 2.4 of National Instrument 45-106 — Prospectus and Registration Exemptions.

SECTION 4.04 Authority Relative to this Agreement. The Company has all necessary corporate or other organizational power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and under the applicable Ancillary Agreements, and, subject to

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receiving the requisite approval of Company Shareholders, to consummate the Transactions. The execution and delivery of this Agreement and the applicable Ancillary Agreements by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company (other than the Company Required Approval) is necessary to authorize this Agreement or other Ancillary Agreements or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by SPAC and Newco, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”).

SECTION 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the applicable Ancillary Agreements by the Company does not, and subject to receipt of the filing and recordation of the any documents as required by applicable Law, and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b), the performance of this Agreement and consummation of the Transactions by the Company shall not (i) conflict with or violate any Governing Documents of any of the Company or the Governing Documents of any Company Subsidiary (ii) conflict with or violate any statute, law, ordinance, regulation, rule, instrument, code, constitution, executive order, treaty, injunction, judgment, common law, decree or order or other requirement or rule of law of any Governmental Authority (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in any payment or penalty under, result in any payment or penalty under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement and the applicable Ancillary Agreements by the Company does not, and the performance of this Agreement and the consummation of the Transactions by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”) or as set forth in Section 4.05(b) of the Company Disclosure Schedule.

SECTION 4.06 Permits; Compliance.

(a) The Company and each Company Subsidiary is, and during the past three (3) years have been, in possession of all material franchises, registrations, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company and each of the Company Subsidiaries to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the “Company Permits”). No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. All fees and charges with respect to the Company Permits as of the date of this Agreement have been paid in full. Section 4.06(a) of the Company Disclosure Schedule lists all current Company Permits, including, for each Company Permit, (i) name of the Company Permit, (ii) issuing authority, (iii) date of issuance and (iv) date of expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in a revocation, suspension, lapse or limitation of any Company Permit set forth in Section 4.06(a) of the Company Disclosure Schedule.

(b) Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (ii) any Company Permit.

(c) The Company and the Company Subsidiaries are, and during the past three (3) years have been, in compliance with all Food Safety Laws, including those applicable to current good manufacturing practices, food additives, sanitary transportation, hazard analysis and risk-based preventive controls, supplier verification, protection against the intentional adulteration of food, and food labeling, advertising, growing, handling, purity, safety, quality, composition, and labeling of food for human consumption.

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(d) The Company and the Company Subsidiaries have not, during the past three (3) years: (i) received written notice from any Governmental Authority of any adverse inspection, finding of deficiency or finding of non-compliance, (ii) received any written notices of deficiency, violation or potential violation with respect to, any Food Safety Laws, other than with respect to normal-course facility audits of Governmental Authorities where non-material deficiencies, violations or observations may have been noted by the Governmental Authority and which were subsequently corrected and resolved, (iii) received any written regulatory letter or warning from any Governmental Authority, or (iv) to the knowledge of the Company, been the subject of any investigation or other compliance or enforcement action, in each case, from or by the U.S. Food and Drug Administration, the Canadian Food Inspection Agency or any Governmental Authority related to any Food Safety Laws; and to the knowledge of the Company, no Governmental Entity is considering such action against the Company or any Company Subsidiary.

(e) The Company has in place industry-standard policies and procedures designed to allow for material compliance with all Food Safety Laws applicable to the Company and each of the Company Subsidiaries.

(f) The Company and the Company Subsidiaries have not been subject to any non-compliant or non-routine audit or inspection or non-routine correspondence from any Governmental Authority since the date of their incorporation relating to compliance with any applicable Laws, including without limitation, Food Safety Laws.

(g) To the knowledge of the Company, (i) during the past three (3) years no food product manufactured, sold, packaged, labelled, imported, exported or distributed by the Company or any Company Subsidiary or on behalf of the Company or the Company Subsidiaries is or was “adulterated,” “misbranded,” or otherwise violative within the meaning of any Food Safety Laws, (ii) neither the Company nor any Company Subsidiary has, and during the past three (3) years have not had, in its inventory products that are adulterated or misbranded, (iii) neither the Company nor any Company Subsidiary has, and during the past three (3) years have not, caused any product in commerce to become adulterated or misbranded, or (iv) neither the Company nor any Company Subsidiary has, and during the past three (3) years have not, committed a “prohibited act,” as that term is used under Food Safety Laws. All food products grown, manufactured, sold, packaged, labelled, imported, exported or distributed by or on behalf of the Company or the Company Subsidiaries during the past three (3) years are and have been in material conformity with all contractual commitments and product warranties.

(h) No food product manufactured, sold, packaged, labelled, imported, exported or distributed by or on behalf of the Company or the Company Subsidiaries within the past three (3) years is a “novel food” within the meaning of applicable Food Safety Laws.

(i) There has been no Recall of any food product manufactured, sold, packaged, labelled, imported, exported or distributed by or on behalf of the Company or any of the Company Subsidiaries within the past three (3) years, and, to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to result in a Recall, including, without limitation, any violation of Food Safety Laws and, to the knowledge of the Company, no Governmental Authority is considering such action.

SECTION 4.07 Financial Statements.

(a) The Company has made available to SPAC true and complete copies of (i) the audited consolidated balance sheet of the Company and each of the Company Subsidiaries as of December 31, 2021 and (ii) the unaudited consolidated balance sheet of the Company and each of the Company Subsidiaries as of December 31, 2022, and the related audited or unaudited, as the case may be, consolidated statements of operations and cash flows of the Company and each of the Company Subsidiaries for each of the periods indicated therein then ended (collectively, the “Financial Statements”), which are attached as Section 4.07(a) of the Company Disclosure Schedule. Each of the Financial Statements (including the notes thereto) (i) was prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, for normal audit adjustments and for the omission of notes to Financial Statements relating to interim periods) and (ii) fairly, completely and accurately presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise noted therein, for normal audit adjustments and for the omission of notes to Financial Statements relating to interim periods.

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(b) The PCAOB Audited Financials (and the notes thereto) to be delivered to SPAC following the date of this Agreement shall (i) be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, (ii) be audited in accordance with the auditing standards of the PCAOB and (iii) fairly, completely and accurately present, in all material respects, the financial position, results of operations and cash flows of the Company and each of the Company Subsidiaries as at the dates thereof and for the periods indicated therein.

(c) Except as and to the extent set forth on the Financial Statements, the unaudited consolidated balance sheet of the Company and each of the Company Subsidiaries as of December 31, 2022 (the “2022 Balance Sheet”), or Section 4.07(c) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any liability, commitment or obligation of any nature whatsoever (whether asserted or unasserted, known or unknown, accrued or unaccrued, matured or unmatured, absolute or contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the date of such 2022 Balance Sheet or (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party.

(d) Section 4.07(d) of the Company Disclosure Schedule contains a description of all non-audit services performed by the Company’s auditors for the Company and the Company Subsidiaries since December 31, 2018, through the date of this Agreement and the fees paid for such services. Neither the Company nor any Company Subsidiary has any off-balance sheet arrangements.

(e) Since January 1, 2021, (i) neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, a “material weakness” in the internal controls over financial reporting of the Company or any Company Subsidiary, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or the Board of any Company Subsidiary or any committee thereof and (iii) there have been no internal investigations regarding fraud or corporate misappropriation, whether or not material, that involves management or other employees of the Company or any Company Subsidiary who have a significant role in the internal controls over financial reporting of the Company and its Subsidiaries.

(f) To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided in the past two (2) years or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. §1514A(a).

SECTION 4.08 Absence of Certain Changes or Events. Since the 2022 Balance Sheet and prior to the date of this Agreement, except as otherwise reflected in the Financial Statements, or as expressly contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course and in a manner consistent with past practice, (b) the Company and the Company Subsidiaries have not sold, assigned or otherwise transferred any right, title, or interest in or to any of their material assets (including Intellectual Property and Business Systems) other than non-exclusive licenses in the ordinary course of business, (c) there has not been any Company Material Adverse Effect and (d) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of the covenants set forth in Section 6.01.

SECTION 4.09 Absence of Litigation. Except as set forth in Section 4.09 of the Company Disclosure Schedule, there is no litigation, claim, suit, action, investigation or similar proceeding (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, which, in any such case, if adversely determined would reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary, nor any material property or asset of the Company or any Company Subsidiary is, subject to any continuing order of,

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consent decree, settlement agreement or other similar written agreement with or, to the knowledge of the Company, continuing or threatened investigation by any Governmental Authority, or any continuing or threatened in writing order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, which, in any such case, would reasonably be expected to result in a Company Material Adverse Effect.

SECTION 4.10 Employee Benefit Plans.

(a) All employment and consulting contracts or agreements to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation, have been made available to SPAC (collectively, the “Service Agreements”) and set forth on Section 4.10(a) of the Company Disclosure Schedule. In addition, Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all employee benefit plans, agreements, programs or arrangements (including those defined in Section 3(3) of ERISA whether or not subject thereto) including, without limitation, registered or non-registered pension, retirement, deferred compensation, bonus, share option, share purchase, restricted share, incentive, profit sharing, health and welfare, medical, dental, disability, retiree medical or life insurance, supplemental retirement, employee loan and assistance, severance, Change in Control, fringe benefit and sick pay and vacation plans, agreements, programs or arrangements, in each case which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director and/or consultant, or under which the Company or any Company Subsidiary has or could incur any liability (contingent or otherwise) (each, a “Plan” and collectively, the “Plans”).

(b) No Plan is nor was within the past six (6) years, and neither the Company nor any ERISA Affiliate has nor reasonably expected to have any liability or obligation (contingent or otherwise) under (i) a multiemployer plan (within the meaning of and subject to Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of and subject to Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, (iv) a multiple employer welfare arrangement under and subject to ERISA, (v) a pension plan with a “defined benefit provision” as defined in and subject to Section 147.1(1) of the ITA, (vi) a “multi-employer plan” as defined in and subject to Section 147.1(1) of the ITA, or (vii) a “specified multi-employer plan” as defined in and subject to Section 147.1(1) of the ITA.

(c) With respect to each Plan, the Company has made available to SPAC, if applicable (i) a true and complete copy of the plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan descriptions and summaries of material modifications, (iii) copies of annual reports and/or filings required to be made with any applicable Governmental Authority for the past two (2) plan years and (iv) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past two (2) years. Neither the Company nor any Company Subsidiary has any express oral or written commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by applicable Law.

(d) None of the Plans nor Service Agreements provides, nor does the Company nor any Company Subsidiary have or reasonably expect to have any obligation to provide any retiree, medical, life or other benefits to any current or former employee, officer, director or consultant of the Company or any Company Subsidiary after termination of employment or service except as may be required under applicable Law.

(e) Neither of the Company nor any Company Subsidiary is nor shall be obligated, whether under any Plan, Service Agreement or otherwise, to pay separation, severance, termination or similar benefits to any Person directly as a result of the Transactions, nor shall the Transactions accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company or any Company Subsidiary being classified as an “excess parachute payment” under Section 280G of the Code.

(f) Each Plan and each Service Agreement is and has been within the past six (6) years in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws. The Company and the Company Subsidiaries have each performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of and have no knowledge of any default or violation in any material respect by any party of any Plan or Service Agreement. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

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(g) There have been no acts or omissions by the Company or any Company Subsidiary related to Plans that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under applicable Law for which the Company or any Company Subsidiary may be liable.

(h) All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not result in material liability to the Company and the Company Subsidiaries taken as a whole.

(i) The Company, each Company Subsidiary and each ERISA Affiliate have each complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(j) The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010 (“PPACA”) and, to the knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise taxes under Code Section 4980D or 4980H or any other provision of the PPACA.

(k) Each Plan and each Service Agreement that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the United States Treasury Regulations thereunder.

(l) Only employees or former employees of the Company and the Company Subsidiaries (or any spouses, dependents, survivors or beneficiaries of any such employees or former employees) participate in the Plans (other than the Company Incentive Plan) and no entity other than the Company and the Company Subsidiaries is a participating employer under any Plan. All Plans are sponsored by the Company or a Company Subsidiary.

(m) No insurance policy or any other agreement affecting any Plan requires or permits a retroactive increase in contributions, premiums or other payments due thereunder. The level of reserves under each Plan which provides group benefits and contemplates the holding of such reserves is, to the knowledge of the Company, reasonable and sufficient to provide for all incurred but unreported claims as of the date of this Agreement.

SECTION 4.11 Labor and Employment Matters.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company and each Company Subsidiary as of the date of this Agreement, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive based compensation; (vi) their status as permanent (indefinite) or non-permanent (definite); (vii) location of employment; and (viii) whether or not the employee is actively at work or on leave of absence. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company and any Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Financial Statements). For each employee who is not actively at work, Section 4.11(a) of the Company Disclosure Schedule sets out the reason for their absence, the length of their absence, and their expected return to work date.

(b) (i) There are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of their respective current or former employees, independent contractors or other service providers; (ii) neither the Company nor any Company Subsidiary is, nor have been for the past two (2) years, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization (collectively, “Labor Union”) applicable to persons employed by the Company or any Company Subsidiary, nor, to the knowledge of the Company, are there any activities or proceedings of any Labor Union to organize any such employees; (iii) there are no unfair labor practice complaints or Actions pending against the Company or any Company Subsidiary before any Governmental Authority; (iv) no Labor Union holds bargaining rights in respect of any employees of the Company or any Company Subsidiary;

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(v) no Labor Union nor other Person has applied to have any of the Company or the Company Subsidiaries declared a common or related employer under applicable labor Law; and (vi) there has never been any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, written threat thereof, by or with respect to any employees of the Company or any Company Subsidiary.

(c) The Company and the Company Subsidiaries are and have been in compliance in all material respects with all applicable Laws relating to employment, including without limitation, employment practices, employment discrimination, human rights, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws), joint or common employment, immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, including those related to wages, hours, overtime, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and are not liable for any material arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(d) Section 4.11(d) of the Company Disclosure Schedule contains a correct and complete list of each consultant, individual independent contractor, leased employee or other individual service provider engaged by the Company or any Company Subsidiary and their fees, commissions, length of engagement, location of services, and whether they are subject to a written contract. Each independent contractor, leased employee or other individual service provider who is disclosed in Section 4.11(d) of the Company Disclosure Schedule has been properly classified as an independent contractor and neither of the Company nor any Company Subsidiary has received any written notice from any Person or Governmental Authority disputing such classification. Neither the Company nor Company Subsidiary has incurred, and no circumstances exist under which the Company or any Company Subsidiary would reasonably be expected to incur, any liability arising from the misclassification of employees as consultants or independent contractors.

(e) There are no outstanding material assessments, penalties, fines, liens, charges, surcharges, liabilities or other amounts due or owing pursuant to any workers’ compensation Law and neither the Company nor any Company Subsidiaries have been assessed or reassessed in any material respect under such Law during the past two (2) years and no audit of the Company or any Company Subsidiary is currently being performed or, to the knowledge of the Company, threatened in writing to be performed pursuant to any applicable workers’ compensation Law.

(f) No allegations of workplace sexual harassment have been made in the past three (3) years against any current or former employee of the Company or of any Company Subsidiary or any current or former officer or director of the Company or of any Company Subsidiary, in each case, in their capacities as current or former representatives of the Company or of any Company Subsidiary. In the past three (3) years, there have been no complaints of sexual harassment reported to the Company’s human resources department nor any Company Subsidiaries’ human resources departments against any current or former employee of the Company or of any Company Subsidiary or any current or former officer or director of the Company or of any Company Subsidiary, in each case, in their capacities as current or former representatives of the Company or any Company Subsidiary, as applicable. In the past three (3) years, neither the Company nor any Company Subsidiary has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any current or former employee of the Company or of any Company Subsidiary or any current or former officer or director of the Company or of any Company Subsidiary.

(g) The Company and the Company Subsidiaries have at all relevant times properly classified each provider of services to such Company or any Company Subsidiary as an employee or independent contractor, as the case may be, for all purposes, and neither the Company nor any Company Subsidiary has incurred, and no circumstances exist under which the Company or any Company Subsidiary would reasonably be expected to incur, any liability arising from the misclassification of employees as consultants or independent contractors.

(h) There are no Actions, audits or investigations pending or, to the knowledge of the Company, threatened in writing, or written notices of violation pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary in which the Company or any Company Subsidiary is alleged to be a joint employer with any other Person of any other employees, workers or Persons providing services to the Company or any Company Subsidiary or in connection with the use of any temporary employees, independent contractors, consultants or leased employees.

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SECTION 4.12 Real Property; Title to Assets; Condition and Sufficiency of Assets.

(a) Section 4.12(a) of the Company Disclosure Schedule lists the street address of each parcel of all the Owned Real Property owned by the Company or any of the Company Subsidiaries, and sets forth the name of the corresponding owner. The corresponding Company Subsidiary, as listed in Section 4.12(a) of the Company Disclosure Schedule, has good and marketable fee simple title to all Owned Real Property. All such Owned Real Property are free and clear of Liens.

(b) Section 4.12(b) of the Company Disclosure Schedule lists the street address and legal description of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases, licenses or has a possessory interest in any real property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to SPAC. There are no leases, subleases, concessions or other contracts granting to any Person other than the Company or Company Subsidiaries the right to use or occupy any real property to the extent it is subject to a Lease Document other than Permitted Liens, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the knowledge of the Company, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. Neither of the Company, nor any Company Subsidiary, has subleased, sublicensed or otherwise granted to any Person any right to use, occupy or possess any portion of the Leased Real Property. At Closing, the Company and each Company Subsidiary (as applicable), shall have all the necessary material consents required under any Lease Documents for the consummation of the Transactions.

(c) There are no contractual or legal restrictions that preclude or restrict the ability of the Company or Company Subsidiary to use any Owned Real Property or Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

(d) Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use by the Company or a Company Subsidiary in its business, or as reflected in the Financial Statements, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

(e) The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company and the Company Subsidiaries, taken as a whole, generally are in good operating condition and repair and are adequate for the uses to which they are being put, ordinary wear and tear excepted, and such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of personal property taken as a whole are generally are not in need of maintenance or repairs except for ordinary, routine maintenance and repairs that, in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company or the Company Subsidiaries, together with all other assets of the Company and the Company Subsidiaries, are generally sufficient for the continued conduct of the Company’s business after Closing in substantially the same manner as conducted before Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company and the Company Subsidiaries substantially as currently conducted.

SECTION 4.13 Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following that are owned or purported to be owned, used or held for use by the Company and/or the Company Subsidiaries: (i) registered Intellectual Property rights and applications for registrations of other Intellectual Property rights (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), (ii) all contracts or agreements to use any Company-Licensed IP that are material to the business of the Company or any Company Subsidiary as currently conducted as of the date of this Agreement, including for the Software, Technology or Business Systems of any other Person that is material to the business of

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the Company or any Company Subsidiary as currently conducted and as contemplated to be conducted as of the date of this Agreement (other than unmodified, commercially available, “off-the-shelf” Software with a replacement cost and/or aggregate annual license and maintenance fees of less than USD$75,000); and (iii) any material unregistered Intellectual Property, Software, Technology or Business Systems, owned or purported to be owned by the Company or any Company Subsidiary that is material to the business of the Company or any Company Subsidiary as currently conducted and as contemplated to be conducted as of the date of this Agreement. The Company IP specified on Section 4.13(a) of the Company Disclosure Schedule constitutes all material Intellectual Property rights used in the operation of the business of the Company and the Company Subsidiaries and is sufficient for the conduct of such business as conducted and as contemplated to be conducted as of the date of this Agreement. All recipes and food handling and processing instructions used by the Company or any Company Subsidiaries relating to the manufacture, distribution and sale the Products have been reduced to writing and such rights in and to such recipes and instructions are included in the Company IP.

(b) The Company or one of the Company Subsidiaries solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use pursuant to a valid and enforceable written license, all Company-Licensed IP. All Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable. No loss or expiration of any of the Company-Owned IP, or, to the knowledge of the Company, any of the Company-Licensed IP, is threatened in writing or pending. The consummation of the Transactions contemplated by this Agreement shall not (i) materially impair any rights under, or cause any of the Company or any Company Subsidiaries to be in violation of or default under, any license or other agreement to use any Company-Licensed IP or under which any of the Company or Company Subsidiaries grants any Person rights to use any Company-Owned IP, (ii) give rise to any termination or modification of, or entitle any other party to terminate or modify, any such licenses or other agreements or (iii) require the payment of (or increase the amount of) any royalties, fees or other consideration with respect to any use or exploitation of any Company IP, except as would not, individually or in the aggregate, be material to any of the Company or Company Subsidiaries.

(c) The Company and each of its applicable Company Subsidiaries have taken and take commercially reasonable actions to maintain, protect and enforce, in respect of all Company-Owned IP, its Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets, such as Product recipes, Product and ingredient sourcing information, and other Confidential Information. Neither the Company nor any Company Subsidiaries have disclosed any Product recipes, Product and ingredient sourcing information, or other trade secrets or other Confidential Information that is material to the business of the Company and any applicable Company Subsidiaries to any employee or consultant of the Company or any Company Subsidiaries or to any other Person, except on a need-to-know basis and pursuant to a written confidentiality agreement in a form provided to SPAC under which such employee, consultant, or other Person agrees to maintain the confidentiality and protect such Confidential Information.

(d) (i) There have been no claims or Actions pending that have been filed and served or threatened in writing (including email) to be filed, against the Company or any Company Subsidiary in any forum, by any Person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company IP or (B) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property rights of other persons (including any demands or offers to license any Intellectual Property rights from any other person); (ii) to the knowledge of the Company, the operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other Persons; (iii) to the knowledge of the Company, no other Person has, in the past two (2) years, infringed, misappropriated or violated or is infringing, misappropriating or violating any of the Company-Owned IP that is material to the business of the Company or one of the Company Subsidiaries as currently conducted and as contemplated to be conducted as of the date of this Agreement; and (iv) neither of the Company nor any of the Company Subsidiaries has received any formal written opinions of counsel regarding any of the foregoing.

(e) All current and past founders, officers, management employees, and Persons who have contributed, developed or conceived any Company-Owned IP (including recipes and related Product instructions, manuals or materials) that is material to the business of the Company or one of the Company Subsidiaries as currently conducted and as contemplated to be conducted as of the date of this Agreement, have executed valid, written agreements with the Company or one of the Company Subsidiaries, substantially in the form made available to SPAC, and pursuant to which such Persons agreed to maintain in confidence all confidential or proprietary information acquired by them in the course of their relationship with the Company or any Company Subsidiary and to assign to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to

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any Intellectual Property created, conceived or otherwise developed by such Person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property, except as required by applicable Law. There here has been no unauthorized disclosure of any trade secrets or material confidential information of the Company or any Company Subsidiary.

(f) The Company and/or one of the Company Subsidiaries owns, leases, licenses or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate needs of the business of the Company or any of the Company Subsidiaries as currently conducted by the Company and/or the Company Subsidiaries. The Company and each of the Company Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and in the past two (2) years, there has not been any material failure with respect to any Business Systems that has not been remedied or replaced in all material respects. The Company and each of the Company Subsidiaries have purchased a sufficient number of seat licenses currently required for their Business Systems.

(g) Each of the Company and each of the Company Subsidiaries currently and in the past two (2) years have complied in all material respects with (i) all applicable Privacy/Data Security Laws, (ii) any applicable privacy or other policies of the Company and/or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information or other Business Data, (iii) industry standards to which the Company or any Company Subsidiary is bound, and (iv) all contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound with respect to privacy and/or data security (collectively, the “Data Security Requirements”). The Company and the Company Subsidiaries have each implemented reasonable data security safeguards designed to protect the security and integrity of its Business Systems and any Business Data, including implementing industry standard procedures designed to prevent unauthorized access and the introduction of Disabling Devices. In the past two (2) years, neither the Company nor any of the Company Subsidiaries has (A) experienced any data security breaches that were required to be reported under applicable Privacy/Data Security Laws or customer contracts; or (B) received written notice of any audits, proceedings or investigations by any Governmental Authority or any other Person, or received any material written claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the material violation of any applicable Data Security Requirements.

(h) The Company and/or one of the Company Subsidiaries (i) exclusively owns and possesses all right, title and interest in and to the Business Data free and clear of any Liens (other than Permitted Liens) or restrictions of any nature or (ii) has all rights to use, exploit, publish, reproduce, distribute, license, sell and create derivative works of the Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any contractual requirements, privacy policies or other legal obligations, including based on the Transactions, that would prohibit Newco or SPAC from receiving or using Personal Information or other Business Data, in the manner in which the Company and the Company Subsidiaries receive and use such Personal Information and other Business Data prior to the Closing Date or would reasonably be expected to result in material liabilities in connection with Data Security Requirements.

SECTION 4.14 Anti-Bribery, Export Compliance, Sanctions and Anti-Money Laundering.

(a) The Company and the Company Subsidiaries, and their respective officers, directors, employees and Affiliates, each in their capacity as such, and, to the knowledge of the Company, each Person authorized to act on their behalf (collectively, the “Authorized Representatives”), are and, have been in compliance with all applicable anti-bribery and anti-corruption Laws in all jurisdictions in which the Company and the Company Subsidiaries do business (collectively, the “Anti-Bribery Laws”).

(b) Neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any of their Authorized Representatives has, directly or indirectly, offered, paid, promised or authorized the giving of money or anything of value to any Government Official or other Person while knowing or having reason to believe that some portion or all of the payment or thing of value given to such Person shall be offered, given or promised by such person, directly or indirectly, to a Government Official or another Person for the purpose of:

(i) influencing any act or decision of such Government Official in its official capacity, including a decision to do or omit to do any act in violation of its lawful duties or proper performance of functions; or

(ii) inducing such Government Official to use such Government Official’s influence or position with the applicable Governmental Authority to influence any act or decision;

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(iii) in each case, in order to obtain or retain business for, direct business to, or secure an improper advantage for the Company or the Company Subsidiaries that constitutes a violation of applicable Anti-Bribery Laws by the Company or any of the Company Subsidiaries.

(c) Neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company, any of their Authorized Representatives, is or, has been the subject of any investigation, inquiry or enforcement proceeding by any Governmental Authority or customer regarding any violation or alleged violation of any Anti-Bribery Law. No such investigation, inquiry or proceeding, to the knowledge of the Company, is threatened or is pending regarding any violation or alleged violation of any Anti-Bribery Laws, and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to give rise to any investigation, inquiry or enforcement proceeding regarding any violation or alleged violation of any Anti-Bribery Law. The Company and the Company Subsidiaries have adopted and maintain policies, procedures and controls that are reasonably designed to ensure that the Company and the Company Subsidiaries, have complied and are in compliance with all Anti-Bribery Laws, including at a minimum policies and procedures relating to prevention of bribery, accounting for financial transactions, due diligence on third parties, and training of personnel.

(d) The Company and the Company Subsidiaries are and, have been in compliance in all respects with all applicable Laws concerning the exportation and re-exportation by the Company or the Company Subsidiaries of their respective products, technology, technical data, services and related know-how, including those administered by any jurisdiction in which the Company or the Company Subsidiaries do business.

(e) Neither the Company, nor any of the Company Subsidiaries nor, to the knowledge of the Company, any of their Authorized Representatives (i) is identified on any list of sanctioned or prohibited persons, including without limitation OFAC’s “Specially Designated Nationals and Blocked persons” (SDN) list or any sanctions list maintained by the United States of America the various sanctions lists maintained by the European Union, United Kingdom, United Nations or any other applicable jurisdiction; (ii) has participated directly or indirectly in any transaction involving such designated persons or entities; (iii) has participated directly or indirectly in any transaction involving any Person 50% or more owned or otherwise controlled by any such Person or group of persons in the aggregate, described in the foregoing clauses (i) and (ii); (iv) has participated directly or indirectly in any transaction involving the Crimea region of Ukraine, the self-proclaimed Luhansk and Donetsk People’s Republics, Cuba, Venezuela, Iran, North Korea, Syria or the Russian Federation; or (v) is or has been in violation in any material respect of any applicable economic and trade sanctions, including without limitation those administered by OFAC. The Company and the Company Subsidiaries have adopted and maintain policies, procedures and controls that are reasonably designed to ensure that Company and the Company Subsidiaries have complied with and are compliance in all respects with all applicable export and sanctions Laws.

(f) The operations of the Company and all Company Subsidiaries are and have been in compliance in all respects with all applicable anti-money laundering laws and all applicable financial recordkeeping and reporting requirements, rules, regulations and guidelines applicable to the Company and the Company Subsidiaries, including the Currency and Foreign Transactions Reporting Act of 1970, as amended (collectively, the “Anti-Money Laundering Laws”). No action, suit or enforcement proceeding involving the Company or any Company Subsidiary with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened by or before any Governmental Authority. The Company and all Company Subsidiaries have maintained an adequate system or systems of internal control reasonably designed to ensure compliance with the Anti-Money Laundering Laws and prevent and detect violations of any Anti-Money Laundering Laws.

(g) The Company acknowledges that Canadian federal law and regulations administered by, inter alios, Foreign Affairs and International Trade Canada and the Department of Public Safety Canada prohibit the Corporation from, among other things, engaging in transactions with persons on the lists created under various federal statutes and regulations (including, to the extent applicable, the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Special Economic Measures Act (Canada), the United Nations Act (Canada) and under the Criminal Code (Canada)) and blocked persons and foreign countries and territories subject to Canadian sanctions administered by, inter alios, the Foreign Affairs and International Trade Canada and the Department of Public Safety Canada (together, the “Canadian Sanctions”). The Company represents and warrants that neither it nor, to the knowledge of the Company, any of its directors, officers or Affiliates is a Person or is owned or Controlled by a Person that is subject to Canadian Sanctions and the Company is not acting directly or indirectly on behalf of any such Person in connection with the Transactions.

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(h) The Company and the Company Subsidiaries have not conducted their respective principal operations in, or acquired any business that is based in, or which does business in, China or Hong Kong or which uses, or may use, a variable interest entity structure to conduct China-based operations.

(i) Notwithstanding anything in this Agreement, including the representations made under this Section 4.14, nothing in this Agreement shall require the Company or its Affiliates, or any director, officer, employee or agent of the foregoing, to commit an act or omissions that contravenes the Foreign Extraterritorial Measures Act (Canada), or any Order promulgated thereunder.

SECTION 4.15 Taxes.

(a) The Company and each of the Company Subsidiaries: (i) have duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all income and other material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company or any of the Company Subsidiaries are otherwise obligated to pay, whether or not shown on any Tax Returns, and no material penalties or charges are due with respect to the filing of any Tax Return required to be filed by or with respect to any of them on or before the Company Amalgamation Effective Time or with respect to the late payment of any Tax; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not requested, offered to enter into or entered into any contract, or executed any waiver, with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Laws to be collected by it and have duly and timely remitted to the appropriate Governmental Authority any such amounts required by Laws to be remitted by it.

(b) Neither of the Company nor any Company Subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any Person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c) The charges, accruals and reserves for Taxes reflected on the Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of the Company, adequate under IFRS to cover Taxes with respect to the Company and the Company Subsidiaries for the periods covered thereby.

(d) Since the date of the most recent interim financial report included in the Financial Statements, neither the Company nor any of the Company Subsidiaries has incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material Liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(e) None of Sections 78 or 80 to 80.04 of the ITA (or comparable provisions of any other applicable legislation) have applied to the Company or the Company Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the ITA to the Company or the Company Subsidiaries.

(f) There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the ITA requiring a material amount to be included in the income of the Company or to the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is obligated to make any material payments or is a party to any contract under which it could be obligated to make any payment that will not be deductible in computing its income under the ITA by virtue of Section 67 of the ITA.

(g) Neither the Company nor any of the Company Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the ITA: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

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(h) For the purposes of the ITA and any other relevant Tax purposes: (i) the Company is resident in Canada; and (ii) each of the Company Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(i) Neither the Company nor any of the Company Subsidiaries is required to file any Tax Returns outside of its jurisdiction of incorporation.

(j) None of the Company or any of the Company Subsidiaries is or shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) any agreement with any taxing authority, including any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or deferred payment sale made on or prior to the Closing Date; (iv) any election to defer income under any applicable Tax Law made at or prior to the Closing Date; or (v) any prepaid amounts, deposits or advance payments received on or prior to the Closing Date. The Company and its Subsidiaries are not and shall not be required to include any amount in income pursuant to Section 965 of the Code or pay any installment of the “net tax liability” or any other Tax pursuant to Section 965 of the Code in any period or portion of a period ending on or after the Closing. The Company and its Subsidiaries have not, pursuant to any COVID-19 Measures deferred until after the Closing the payment of any Taxes the due date for the original payment of which was at or prior to the Closing.

(k) Each of the Company and each of the Company Subsidiaries has duly and timely deducted or withheld and paid to the appropriate Tax authority all material Taxes and other amounts required by Law to have been withheld (including in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party), has duly and timely remitted to the appropriate Governmental Entity such material Taxes and other amounts required by Laws to be remitted by it and has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes.

(l) Neither the Company nor any of the Company Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group which consisted only of the Company and the Company Subsidiaries).

(m) Neither the Company nor any of the Company Subsidiaries has any material liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or any other applicable Law, as a transferee or successor, by contract or otherwise.

(n) Neither the Company nor any of the Company Subsidiaries has any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary and any Tax authority.

(o) The Company has made available to SPAC true, correct and complete copies of the income Tax Returns filed by the Company and the Company Subsidiaries for tax years 2018 through 2021.

(p) Neither the Company nor any of the Company Subsidiaries has in any year for which the applicable statute of limitations remains open distributed shares of another person, or has had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(q) Neither the Company nor any of the Company Subsidiaries has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(r) No Governmental Authority has asserted in writing or, to the knowledge of the Company or any of the Company Subsidiaries, has threatened in writing to assert against the Company or any Company Subsidiary any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that is currently pending or has not been resolved in full.

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(s) There are no Tax Liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(t) None of the Company or any of the Company Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. None of the Company or the Company Subsidiaries: (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or (iv) is otherwise subject to taxation in a country other than the country in which it is organized. The Company does not own and is not treated as owning any assets which are treated for United States federal income Tax purposes as United States real property interests pursuant to Section 897(c) of the Code.

(u) The Company and each of the Company Subsidiary is in compliance in all material respects with applicable transfer pricing Laws. For the avoidance of doubt, for all material transactions between the Company or a Company Subsidiary and any Person not resident in Canada for purposes of the ITA with whom the Company or such Company Subsidiary was not dealing at arm’s length, the Company or such Company Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA and there are no material transactions to which subsection 247(2) or subsection 247(3) of the ITA may reasonably be expected to apply.

(v) Neither the Company nor any of the Company Subsidiaries is treated as a “domestic corporation” under Section 7874 of the Code.

(w) The aggregate unpaid Taxes of the Company and Company Subsidiaries (i) did not, as of the date of the 2022 Balance Sheet, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the 2022 Balance Sheet and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing in accordance with the past custom and practice of the Company and Company Subsidiaries in preparing financial statements and accruing for Tax liabilities.

(x) The Company is a “taxable Canadian corporation” as defined in the ITA.

(y) Neither the Company nor any of the Company Subsidiaries shall have a positive low rate income pool balance for the purposes of the ITA in excess of $0.

(z) Neither the Company nor any of the Company Subsidiaries has undertaken any “reportable transactions” for purposes of section 237.3 of the ITA or “notifiable transactions” for purposes of section 237.4 of the ITA.

SECTION 4.16 Environmental Matters. (a) The Company and each of the Company Subsidiaries is in compliance in all material respects with all applicable Environmental Laws; (b) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance in violation of applicable Environmental Laws; (c) none of the Company or any of the Company Subsidiaries has any Actions pending or, to the knowledge of the Company, threatened in writing, under or related to any Environmental Laws, or is actually or, to the knowledge of the Company, would reasonably be expected to be liable or allegedly liable pursuant to applicable Environmental Laws, including but not limited to, to any off-site contamination by Hazardous Substances, which, in any such case, would reasonably be expected to have a Company Material Adverse Effect; (d) each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of each of the Company and each Company Subsidiary under applicable Environmental Law required for the operations of the Company and each Company Subsidiary as carried out as of the date of this Agreement (“Environmental Permits”); (e) each of the Company and each Company Subsidiary is in material compliance with its Environmental Permits except where such noncompliance would reasonably be expected to not have a Company Material Adverse Effect; (f) neither of the Company nor any Company Subsidiary has assumed the liability of any other person, or agreed to indemnify any other person, for claims under Environmental Laws, except in the ordinary course of entering into and executing lease agreements with respect to real property and (g) the Company have delivered to SPAC true and complete copies of all environmental Phase I reports and other non-privileged, potentially significant and final investigations, studies, records, audits, tests, sampling, site assessments, risk

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assessments, economic models, reviews or other analyses commenced or conducted by or on behalf of the Company or any Company Subsidiary (or by a third-party of which the Company or any Company Subsidiary has knowledge) in relation to the current or prior business of the Company or any real property presently or formerly owned, leased or operated by the Company or any Company Subsidiary (or its or their predecessors) that are in possession, custody or control of the Company or any Company Subsidiary.

SECTION 4.17 Material Contracts.

(a) Section 4.17 (a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements, whether written or unwritten, to which the Company or any Company Subsidiary is a party, excluding for this purpose, any purchase orders submitted by customers (such contracts and agreements as are required to be set forth on Section 4.17(a) of the Company Disclosure Schedule along with any Plan listed on Section 4.10(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) each contract and agreement with consideration paid or payable to or by the Company or any of the Company Subsidiaries of more than USD$500,000, in the aggregate, over the 12-month period ending December 31, 2021;

(ii) each contract and agreement with Suppliers to the Company or any Company Subsidiary for expenditures paid or payable by the Company or any Company Subsidiary of more than USD$500,000, in the aggregate, over the 12-month period ending December 31, 2021;

(iii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party that are material to the business of the Company;

(iv) all Service Agreements and management contracts, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(v) all contracts, and agreements evidencing Indebtedness (or any guaranty therefor) of the Company or any Company Subsidiary including all contracts and agreements entered into with Company Shareholders and any holders of Indebtedness, including holders of convertible notes or other convertible instruments, and all amendments or modifications thereto;

(vi) all partnership (including strategic partnerships), joint venture or similar agreements to which the Company or any Company Subsidiary is a party;

(vii) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits;

(viii) all contracts and agreements that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time or to hire or retain any Person;

(ix) all contracts or arrangements that result in any Person holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective businesses;

(x) all leases or master leases of personal property reasonably likely to result in annual payments of USD$500,000 or more in a 12-month period;

(xi) all Lease Documents listed on Section 4.12(b) of the Company Disclosure Schedule;

(xii) all contracts involving use of any Company-Licensed IP required to be listed in Section 4.13(a) of the Company Disclosure Schedule;

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(xiii) contracts which involve the license or grant of rights to Company-Owned IP by the Company and/or the Company Subsidiaries, but excluding any nonexclusive licenses (or sublicenses) of Company-Owned IP granted to customers in the ordinary course of business that are substantially in the same form as the Company’s or a Company Subsidiary’s standard form customer agreements as have been provided to SPAC;

(xiv) all contracts or agreements (including relating to any settlement of any dispute or release relating to Intellectual Property) that restricts, may restrict or has restricted the Company and/or any Company Subsidiary in the use, development, enforcement, prosecution, maintenance, transfer, licensing or other exploitation of any Intellectual Property used in or necessary for the business of the Company or any Products;

(xv) all contracts for employment and consulting services required to be listed in Section 4.10(a) of the Company Disclosure Schedule;

(xvi) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) or any other contract that is material to the Company and the Company Subsidiaries, taken as a whole;

(xvii) all contracts and agreements entered into with Material Customers;

(xviii) all contracts and agreements entered into with Material Suppliers;

(xix) contracts and agreements the absence of which, individually or in the aggregate, would have a Company Material Adverse Effect; and

(xx) contracts, agreements, side letters or any document entered into with any Person, that provides for preemptive rights, put and call options, rights of first refusal or first offer, subscription rights, subordination rights or similar rights of any Person granted by the Company or any of the Company, including amendments, modifications and extensions thereof.

(b) (i) each Material Contract is a valid and legally binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, and is enforceable in accordance with its terms (subject to the Remedies Exceptions) and is in full force and effect. Neither the Company nor any Company Subsidiary is in material breach or violation of, or material default under, any Material Contract nor has any Material Contract been canceled or, to the knowledge of the Company, threatened to be canceled by the other party; (ii) to the knowledge of the Company, no other party is in material breach or violation of, or material default under, any Material Contract; (iii) the Company and the Company Subsidiaries have not received any written , or to the knowledge of the Company, oral claim of material default under any such Material Contract; (iv) there exists no default or event of default or event, or, to the knowledge of the Company, occurrence, condition or act, with respect to the Company or any of the Company Subsidiaries or, to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (1) become a material default or material event of default under any Material Contract, or (2) give any third party: (A) the right to declare a material default or exercise any remedy under any Material Contract, (B) the right to a material rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of the Company of any Company Subsidiary under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract in any material respect, (v) to the knowledge of the Company, no party has repudiated any material provision of any Material Contract; (vi) none of the Company or any Company Subsidiary has waived, released or assigned its material rights under any Material Contract; (vii) neither the Company nor any Company Subsidiary has received any written notice regarding any actual or possible material violation or material breach of, material default under, or intention to cancel or modify in any material respect any Material Contract; (viii) there is no proceeding pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, any present or former officer, director, or employee of the Company or any Company Subsidiary, or any Person for whom the Company or any Company Subsidiary may be liable with respect to any Material Contract that is by or before (or that would be by or before) any Governmental Authority or arbitrator; and (ix) the execution of each and every Material Contract does not violate or contravene any other agreement to which the Company or any Company Subsidiary is a party to. Each consent required to be obtained from a third-party under any Material Contract and in order for such Material Contract to remain in full force and effect has been obtained by the Company and each Company Subsidiary. The Company has made available to SPAC

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and/or its legal advisors true and complete copies of all written Material Contracts without redaction, including amendments thereto that are material in nature and accurate and complete descriptions and summaries of all verbal or unwritten Material Contracts.

SECTION 4.18 Insurance.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured that is the Company or any Company Subsidiary, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged. To the knowledge of the Company, all reasonably foreseeable material insurable risks of the Company and the Company Subsidiaries in respect of the businesses of each are covered by such insurance policies.

(b) With respect to each such insurance policy as of the date of this Agreement: (i) the policy is valid, legally binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) no material claims have been asserted under any policy that have not been resolved; (iii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iv) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (v) no policy requires any material changes to the terms of such policy as a result of, and in connection with, the Transactions, including changes to the conduct of the business of the Company or the Company Subsidiaries (as specified in such policy) or requirements by an applicable insurer regarding capital expenditures by the Company or any Company Subsidiary with respect to any of the assets or properties of the Company or any Company Subsidiary.

(c) The Company or any Company Subsidiary, as applicable, has complied in all material respects with its obligations to purchase insurance on behalf of the Company or any Company Subsidiary, as applicable, pursuant to any Material Contract and/or under applicable Law, including any obligations, to the extent applicable, to provide and/or retain evidence of such insurance.

(d) At no time in the two (2) years prior to the date of this Agreement has the Company or any Company Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage or (iii) received written notice from any of its insurance carriers that any insurance premiums shall be subject to increase in an amount materially disproportionate to the amount of increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 4.18(a) of the Company Disclosure Schedule shall not be available in the future substantially on the same terms as are now in effect.

SECTION 4.19 Board Approval; Vote Required. The Company Board (including any required committee or subgroup of such board), by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Transactions (including the Company Amalgamation) are fair to, advisable and in the best interests of the Company and the Company Shareholders, (b) approved this Agreement and the Transactions (including the Company Amalgamation) and declared their advisability and (c) recommended that the Company Shareholders approve and adopt this Agreement, approve the Transactions (including the Company Amalgamation) and authorize the Plan of Arrangement and direct that this Agreement and the Transactions be submitted for consideration by the Company Shareholders. The adoption of this Agreement by the Company Required Approval is the only vote of the holders of any class or series of shares of the Company necessary to adopt this Agreement and approve the Company Amalgamation. Unanimous approval of Company Shareholders would qualify as the Company Required Approval and no additional approval or vote from any holders of any class of shares of the Company would then be necessary to adopt this Agreement and the Transactions and consummate the Transactions.

SECTION 4.20 Interested Party Transactions. Except as set forth in Section 4.20 of the Company Disclosure Schedule, and except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer, employee or other Affiliate

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of the Company or any Company Subsidiary, to the knowledge of the Company, has or has had, directly or indirectly: (a) a material economic interest in any Person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) a material economic interest in any Person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) a material beneficial interest in any contract or agreement disclosed in Section 4.17(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.20. The Company and the Company Subsidiaries have not, in the past two (2) years, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or (ii) materially modified any term of any such extension or maintenance of credit.

SECTION 4.21 Customers and Suppliers. Section 4.21 of the Company Disclosure Schedule sets forth a true and complete list of the top ten (10) customers (the “Material Customers”) of the Company and its Company Subsidiaries (based on the revenue from such customer during the 12-month period ended December 31, 2022). Section 4.21 of the Company Disclosure Schedule sets forth a true and complete list of the top ten (10) Suppliers (the “Material Suppliers”) of the Company and its Company Subsidiaries (based on the monies paid to such Suppliers during the 12-month period ended December 31, 2022). As of the date of this Agreement, no (a) (i) Material Customer or (ii) other customer of the Company or Company Subsidiary that accounted for more than five percent (5%) of the Company’s consolidated revenues during the 12-month period ended December 31, 2022 and (b) (i) Material Supplier or (ii) other Supplier of the Company or Company Subsidiary that accounted for more than five percent (5%) of the Company’s consolidated operating expenses during the 12-month period ended December 31, 2022, has (A) cancelled or otherwise terminated any contract with the Company or any Company Subsidiary prior to the expiration of the contract term, (B) returned, or threatened in writing to return, a substantial amount of any of the Products, equipment, goods and services purchased from, or sold to, the Company or any Company Subsidiary or (C) to the knowledge of the Company, threatened in writing to cancel or otherwise terminate its relationship with the Company or its Company Subsidiaries or to reduce substantially its purchase from or sale to the Company or any Company Subsidiary of any Products, equipment, goods or services, as applicable.

SECTION 4.22 Competition Act. The aggregate value of the assets in Canada that are owned by the Company, or entities controlled by the Company, and the gross revenues from sales in or from Canada generated from those assets, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder, do not exceed CAD$93 million.

SECTION 4.23 Exchange Act. Neither of the Company nor any Company Subsidiary is currently (or has previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION 4.24 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

SECTION 4.25 Solvency. None of the Company nor any of the Company Subsidiaries (a) has committed any act of bankruptcy or initiated or taken steps to initiate any insolvency proceeding, (b) (i) is insolvent, (ii) is unable for any reason to unable to meet its obligations as they generally become due, (iii) has ceased paying its current obligations or (iv) is a Person the aggregate of whose property is not, at fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to pay all its obligations due and accruing due, (c) has proposed, or given notice of its intention to propose, a compromise or arrangement to its creditors generally, including pursuant to any insolvency legislation, or (d) has any petition for a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed of any part of its assets, has had any encumbrancer take possession of any of its property.

SECTION 4.26 Books and Records. The Books and Records of the Company and each of the Company Subsidiaries, all of which have been made available to SPAC and Newco, are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of the Company and the Company Subsidiaries contain accurate and complete records of all meetings, and resolutions in writing

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of, the shareholders, the Company Board and any committees of the Company Board and the Board of Company Subsidiaries, and no meeting, or resolution in writing, of any such shareholders, Board or committee has been held for which minutes or resolutions in writing have not been prepared and are not contained in such minute books. On the Closing Date, all the Books and Records shall be in the possession of the Company and the Company Subsidiaries, as applicable.

SECTION 4.27 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, the Company Subsidiaries and their Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its Affiliates or any of their respective Representatives by, or on behalf of, Company or any Company Subsidiary, and any such representations or warranties are expressly disclaimed and none of SPAC or Newco shall have any claim with respect to their purported use of, or reliance on, any such representations and warranties, except those representations or warranties set forth in this Agreement. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Company, any Company Subsidiary nor any other Person on behalf of Company or any Company Subsidiary has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Company Subsidiary (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its Affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

SECTION 4.28 Investigation, No other Representations and Warranties.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of SPAC and (ii) it has been furnished with or given access to such documents and information about SPAC and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Agreements to which it is or shall be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article V and in the Ancillary Agreements to which it is or shall be a party and no other representations or warranties of SPAC, any SPAC Affiliate, any party not affiliated with SPAC or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article V and in the Ancillary Agreements to which it is or shall be a party, none of SPAC, any SPAC Affiliate, party not affiliated with SPAC or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF SPAC AND NEWCO

Except as set forth in the SPAC SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of the SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a SPAC SEC Report shall be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.02 (Governing Documents), Section 5.03 (Capitalization), Section 5.04

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(Authority Relative to This Agreement), Section 5.13 (SPAC Trust Fund) and Section 5.15 (Taxes) or in SPAC’s disclosure schedule delivered by SPAC to the Company in connection with this Agreement (the “SPAC Disclosure Schedule”), SPAC hereby represents and warrants to the Company as follows:

SECTION 5.01 Corporate Organization.

(a) SPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and Newco is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and neither SPAC nor Newco has been dissolved or discontinued under the Laws of their jurisdiction of incorporation. Each of SPAC and Newco has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC or Newco from performing its material obligations under this Agreement.

(b) Except for Newco, there are no other subsidiaries of SPAC, and SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or any other Person.

SECTION 5.02 Governing Documents. Each of SPAC and Newco have heretofore furnished to the Company complete and correct copies of their respective Governing Documents, each as amended to date. Each of SPAC’s and Newco’s Governing Documents are in full force and effect. Neither SPAC nor Newco is in violation of any of the provisions of their Governing Documents, respectively. There are no other shareholder agreements or other agreement or resolution among SPAC and any of its shareholders (in their capacity as shareholders of SPAC) to which the SPAC is a party.

SECTION 5.03 Capitalization.

(a) The capitalization of SPAC is as set forth on Section 5.03(a) of the SPAC Disclosure Schedule. Other than as set forth in Section 5.03(a) of the SPAC Disclosure Schedule, as of the date of this Agreement, there are no SPAC Preference Shares issued and outstanding. Each SPAC Warrant is exercisable for one SPAC Class A Share at an exercise price of USD$11.50, each of which, when issued, shall have been duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights. No other shares or other equity or voting interest of SPAC, or, except for such SPAC Warrants, options, warrants, convertible or exchangeable securities or convertible instruments or other rights to acquire any such shares or other equity or voting interest of SPAC is authorized or issued and outstanding. Except for the private placement warrants and SPAC Warrants set forth in Section 5.03(a) of the SPAC Disclosure Schedules, there are no options, warrants, preemptive rights, calls, puts, rights of first refusal or first offer, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares of SPAC or obligating SPAC to issue or sell any shares of, or other equity interests in, SPAC. SPAC is not a party to any contract or arrangement, and SPAC has not granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the SPAC Shares or any of the equity interests or other securities of SPAC. SPAC is not a partner or member of any partnership, limited liability company or joint venture.

(b) The authorized share capital of Newco consists of an unlimited number of common shares (the “Newco Shares”). As of the date hereof, one (1) Newco Share is issued and outstanding. All outstanding Newco Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights and are held by SPAC free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the Newco Articles and Bylaws.

(c) All outstanding SPAC Units, SPAC Class A Shares, SPAC Class B Shares and SPAC Warrants have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the SPAC Governing Documents.

(d) The shares constituting the Aggregate Transaction Consideration that will be delivered by New SPAC hereunder shall be duly and validly issued, fully paid and non-assessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the New SPAC Articles of Continuance and the New SPAC Bylaws. The Aggregate Transaction Consideration shall be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other Person’s rights therein or with respect thereto.
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(e) Other than as set forth in the SPAC SEC Reports, Section 5.03(e) of the SPAC Disclosure Schedule sets forth each item of Indebtedness of SPAC and Newco as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, the maturity date, and the debtor and the creditor thereof.

SECTION 5.04 Authority Relative to this Agreement. Each of SPAC and Newco have all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of SPAC and Newco and the consummation by each of SPAC and Newco of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of SPAC or Newco are necessary to authorize this Agreement or the Ancillary Agreements or to consummate the Transactions (other than the Requisite SPAC Approval and the filing of the documents relating to the Continuance as required by the Cayman Act and the OBCA). This Agreement has been duly and validly executed and delivered by SPAC and Newco and, assuming due authorization, execution and delivery by the Company and Newco, constitutes a valid and legally binding obligation of SPAC or Newco, enforceable against SPAC or Newco in accordance with its terms subject to the Remedies Exceptions.

SECTION 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Ancillary Agreements by each of SPAC and Newco do not, and the consummation of the Transactions and the performance of this Agreement by each of SPAC and Newco shall not, (i) conflict with or violate SPAC’s and Newco’s Governing Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of SPAC or Newco or by which any of their property or assets is bound or affected or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of SPAC or Newco pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of SPAC or Newco is a party or by which each of SPAC or Newco or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC or Newco from performing its material obligations under this Agreement.

(b) The execution and delivery of this Agreement and the Ancillary Agreements by each of SPAC and Newco do not, and the consummation of the Transactions and the performance of this Agreement by each of SPAC and Newco shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the rules and regulations of Nasdaq and the filing and recordation of the documents relating to the Continuance as required by the Cayman Act or the Company Amalgamation as required under the OBCA and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC or Newco from performing its material obligations under this Agreement.

(c) SPAC is a trade agreement investor within the meaning of the ICA.

SECTION 5.06 Compliance.

(a) Neither SPAC nor Newco is or has been in conflict with, or in default, breach or violation of, any Law applicable to SPAC or Newco or by which any property or asset of SPAC or Newco is bound or affected, except for any such conflicts, defaults, breaches or other violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC or Newco from performing its material obligations under this Agreement. Each of SPAC and Newco is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC or Newco to own, lease and operate its properties or to carry on its business as it is now being conducted.

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(b) Neither SPAC, nor Newco, nor, to the knowledge of SPAC, any of their respective officers, directors and shareholders (i) is identified on any list of sanctioned or prohibited persons, including without limitation OFAC’s “Specially Designated Nationals and Blocked persons” (SDN) list or any sanctions list maintained by the United States of America, the sanctions lists maintained by the European Union, United Kingdom, United Nations or any other applicable jurisdiction; (ii) has participated directly or indirectly in any transaction involving such designated persons or entities; (iii) has participated directly or indirectly in any transaction involving any Person 50% or more owned or otherwise controlled by any such Person or group of persons in the aggregate, described in the foregoing clauses (i) and (ii); (iv) has participated directly or indirectly in any transaction involving the Crimea region of Ukraine, the self-proclaimed Luhansk and Donetsk People’s Republics, Cuba, Venezuela, Iran, North Korea, Syria or the Russian Federation; or (v) is or has been in violation in any material respect of any applicable economic and trade sanctions, including without limitation those administered by OFAC.

SECTION 5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) SPAC has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since July 26, 2021, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates and, if applicable, their respective effective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder and (ii) did not, at the time they were filed or, if amended, as of the date of such amendment, or, they went effective, at the time they went effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of SPAC has filed with the SEC all documents required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly, completely and accurately presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. No financial statements other than those of SPAC are required by GAAP to be included in the consolidated financial statements of SPAC or in the SPAC SEC Reports.

(c) Except as and to the extent set forth in the SPAC SEC Reports, neither SPAC nor Newco has any liability or obligation of any nature whatsoever (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of SPAC’s and Newco’s business.

(d) SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) Notwithstanding the foregoing, no representation or warranty is made as to any statement or information that relates to (i) the topics referenced in the SEC’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Company” issued by SEC staff on April 12, 2021, (ii) the classification of the SPAC Shares as permanent or temporary equity or (iii) any subsequent guidance, statements or interpretations issued by the SEC or its staff, whether formally or informally, publicly or privately, including guidance, statements or interpretations relating to the foregoing or to other accounting matters, including matters relating to initial public offering securities or expenses.

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SECTION 5.08 Absence of Certain Changes or Events. Since February 4, 2021, except as expressly contemplated by this Agreement, (a) SPAC has conducted its business in the ordinary course and in a manner consistent with past practice and (b) there has not been any SPAC Material Adverse Effect.

SECTION 5.09 Absence of Litigation. There is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority. Neither SPAC nor any material property or asset of SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority.

SECTION 5.10 Board Approval; Vote Required.

(a) The SPAC Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions (including the Company Amalgamation) are fair to, advisable and in the best interests of SPAC and the SPAC Shareholders, (ii) approved this Agreement and the Transactions and declared their advisability, (iii) recommended that the SPAC Shareholders approve and adopt the SPAC Proposals and (iv) directed that the SPAC Proposals be submitted for consideration by the SPAC Shareholders at the SPAC Shareholders’ Meeting.

(b) The only vote of the holders of any class or series of SPAC Shares necessary to approve the SPAC Proposals is the Requisite SPAC Approval.

(c) The Newco Director, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Company Amalgamation are fair to, advisable and in the best interests of Newco, as its sole shareholder, (ii) approved this Agreement and the Company Amalgamation and declared their advisability, (iii) recommended that SPAC, as the sole shareholder of Newco, approve and adopt this Agreement and approve the Company Amalgamation and (iv) directed that this Agreement and the Transactions be submitted for consideration by SPAC, as the sole shareholder of Newco.

(d) The only vote of the holders of any class or series of the Newco Shares necessary to approve this Agreement and the Company Amalgamation is the affirmative vote of SPAC.

SECTION 5.11 No Prior Operations of Newco. Newco was formed solely for the purpose of entering into this Agreement, the Ancillary Agreements and for engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement. Except as contemplated by this Agreement, Newco shall have no material assets, liabilities or obligations at all times prior to the Company Amalgamation Effective Time.

SECTION 5.12 Brokers. Except for (a) EarlyBirdCapital, Inc., (“EBC”) and (b) Sova Capital Limited (“Sova Capital”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC or Newco.

SECTION 5.13 SPAC Trust Fund. As of the date immediately prior to the date of this Agreement, SPAC has no less than USD$179,598,451 in the trust fund established by SPAC for the benefit of its public shareholders (the “Trust Fund”) maintained in a trust account (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by CST pursuant to the Investment Management Trust Agreement, dated as of September 2, 2021, between SPAC and CST (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or CST. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied):

(a) between SPAC and CST that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (b) to the knowledge of SPAC, that would entitle any Person (other than SPAC Shareholders who shall have elected to redeem their SPAC Class A Shares pursuant to SPAC’s Governing Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds

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held in the Trust Account may be released except: (i) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (ii) upon the exercise of Redemption Rights in accordance with the provisions of SPAC’s Governing Documents. As of the date hereof, there are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. Upon consummation of the Transactions and notice thereof to CST pursuant to the Trust Agreement, SPAC shall cause CST to, and CST shall thereupon be obligated to, release to SPAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however that the liabilities and obligations of SPAC due and owing or incurred at or prior to the Company Amalgamation Effective Time shall be paid as and when due, including all amounts payable (A) to SPAC Shareholders who shall have exercised their Redemption Rights, (B) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (C) to CST for fees and costs incurred in accordance with the Trust Agreement; and (D) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Transactions (including fees payable to EBC pursuant to that certain Business Combination Marketing Agreement, dated September 2, 2021, among SPAC, EBC and Sova Capital, and Finder’s Engagement Agreement, dated September 2, 2021, between SPAC and EBC). Assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account shall not be satisfied or funds available in the Trust Account shall not be available to SPAC at the Company Amalgamation Effective Time.

SECTION 5.14 Employees. Other than any officers as described in the SPAC SEC Reports, SPAC has never employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any employee, officer or director. SPAC has never had, and does not currently maintain, sponsor, contribute to or have, any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, share option, share purchase, restricted share, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, Change in Control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements. Neither the execution and delivery of this Agreement nor the other Ancillary Agreements nor the consummation of the Transactions shall (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of SPAC or (ii) result in the acceleration of the time of payment or vesting of any such benefits. The Transactions shall not be the direct or indirect cause of any amount paid or payable by SPAC or any Affiliate being classified as an “excess parachute payment” under Section 280G of the Code or the imposition of any additional Tax under Section 409A(a)(1)(B) of the Code. There is no contract, agreement, plan or arrangement to which SPAC is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

SECTION 5.15 Taxes.

(a) SPAC (i) has duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by it as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid all income and other material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that SPAC is otherwise obligated to pay, whether or not shown on any Tax Returns, except with respect to current Taxes not yet due and payable or that are described in clause (a)(v) below; (iii) with respect to all material Tax Returns filed by or with respect to SPAC, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) has provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of SPAC, for any material Taxes of SPAC that have not been paid, whether or not shown as being due on any Tax Return.

(b) SPAC is not a party to, is not bound by and has no obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) and has no potential liability or obligation to any Person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

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(c) SPAC shall not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) any agreement with any taxing authority, including any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or deferred payment sale made on or prior to the Closing Date; (iv) any election to defer income under any applicable Tax Law made at or prior to the Closing Date; or (v) any prepaid amounts, deposits or advance payments received on or prior to the Closing Date. SPAC is not and shall not be required to include any amount in income pursuant to Section 965 of the Code or pay any installment of the “net tax liability” or any other Tax pursuant to Section 965 of the Code in any period or portion of a period ending on or after the Closing. SPAC has not, pursuant to any COVID-19 Measures deferred until after the Closing the payment of any Taxes the due date for the original payment of which was at or prior to the Closing.

(d) SPAC has duly and timely deducted or withheld and paid to the appropriate Tax authority all material Taxes and other amounts required by Law to have been withheld (including in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party), has duly and timely remitted to the appropriate Governmental Entity such material Taxes and other amounts required by Laws to be remitted by it and has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes.

(e) SPAC has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return.

(f) SPAC does not have any material liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or any other applicable Law, as a transferee or successor, by contract or otherwise.

(g) SPAC does not have any request for a material ruling in respect of Taxes pending between SPAC and/or Newco, on the one hand, and any Tax authority, on the other hand.

(h) SPAC has not, in any year for which the applicable statute of limitations remains open distributed shares of another person, had its shares distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) SPAC has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(j) No Governmental Authority has asserted in writing or, to the knowledge of the SPAC, has threatened to assert against SPAC any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that is currently pending or has not been resolved in full.

(k) To the knowledge of SPAC, SPAC is not required to file any Tax Returns outside of its jurisdiction of incorporation.

(l) Prior to the Continuation, SPAC will not at any time have been, resident in Canada for purposes of the ITA.

(m) Except as set forth in Section 5.15(m) of the SPAC Disclosure Schedules, SPAC is not engaged in a trade or business, and does not have a permanent establishment in any country other than its country of incorporation.

(n) All payments by, to or among SPAC and its Affiliates have been on arm’s length terms for purposes of all relevant transfer pricing requirements imposed by any Tax authority in all material respects.

(o) On the Closing Date, each of New SPAC and Newco will be a “taxable Canadian corporation” as defined in the ITA.

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SECTION 5.16 Listing. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “OXUSU.” The issued and outstanding SPAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “OXUS”. The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “OXUSW”. As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Shares or SPAC Warrants or terminate the listing of SPAC on Nasdaq. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Shares or the SPAC Warrants under the Exchange Act.

SECTION 5.17 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the SPAC SEC Reports), SPAC hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to SPAC, Newco and/or their Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its Affiliates or any of their respective Representatives by, or on behalf of SPAC, and any such representations or warranties are expressly disclaimed.

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE Transactions

SECTION 6.01 Conduct of Business by the Company Pending the Transactions.

(a) The Company agrees, on behalf of itself and the Company Subsidiaries, that, between the date of this Agreement and the Closing or the earlier termination of this Agreement, except as (i) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (ii) set forth in Section 6.01(a) of the Company Disclosure Schedule and (iii) required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless SPAC shall otherwise consent to in writing:

(i) the Company shall, and shall cause each Company Subsidiary to, conduct their business in the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries taken as a whole, to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve the current rights, goodwill and relationships of the Company and the Company Subsidiaries with customers (including the Material Customers), suppliers (including the Material Suppliers) and other Persons with which the Company and the Company Subsidiaries have significant business relations.

(b) By way of amplification and not limitation, except as (i) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including as contemplated by the New Investor Convertible Note Financing and any other financing arrangement pursuant to Section 7.17), (ii) as set forth in Section 6.01(b) of the Company Disclosure Schedule and (iii) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Company Amalgamation Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (not to be unreasonably withheld, delayed or conditioned):

(i) amend or otherwise change Governing Documents of the Company or any Company Subsidiary;

(ii) form or create any Subsidiaries;

(iii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of the Company, or any Company Subsidiary’s shares, securities or any options (other than under the Company Incentive Plan as currently in effect and solely with

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respect to Company Options outstanding as of the date of this Agreement), warrants, convertible securities or other rights of any kind to acquire any shares or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary; or (B) any material assets of the Company or any Company Subsidiary;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its shares;

(v) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(vi) acquire (including, without limitation, by merger, consolidation, or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof;

(vii) incur any Indebtedness other than the New Investor Convertible Notes or repay, prepay or otherwise satisfy obligations outstanding in respect of any Indebtedness of the Company or any Company Subsidiary, including under any convertible notes or other convertible instruments of the Company or any Company Subsidiary;

(viii) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business and consistent with past practice;

(ix) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of the Company as of the date of this Agreement, other than increases in base compensation of employees in the ordinary course of business, (B) enter into any new, or materially amend any existing, employment, service agreement or severance or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits to any current or former director, officer, employee or consultant or (D) hire or otherwise enter into any new employment, consulting, contracting or service agreement or similar arrangement with any Person or terminate any current or former director, officer, employee or consultant provider whose base compensation would exceed, on an annualized basis, USD$100,000;

(x) institute a layoff resulting in a mass layoff within the meaning of the WARN Act or any similar state Law;

(xi) voluntarily recognize a labor union or similar organization or enter into a collective bargaining agreement or other labor union contract;

(xii) other than as required by Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule or that the Company is not prohibited from entering into after the date hereof, grant any severance or termination pay to, or enter into any employment, consulting or severance agreement with, any director or officer of the Company or of any Company Subsidiary, other than in the ordinary course of business consistent with past practice;

(xiii) adopt, amend and/or terminate any Plan (or any arrangement that would be considered a Plan if in effect on the date hereof) except (x) as may be required by applicable Law or (y) in the event of annual renewals of health and welfare programs in the ordinary course and consistent with past practice;

(xiv) take any action, other than reasonable and usual actions in the ordinary course of business, with respect to accounting policies or procedures, other than as required by GAAP or PCAOB;

(xv) except in the ordinary course of business, (A) make, amend or revoke any tax election, (B) make or amend a material Tax Return, (C) settle or compromise any Tax claim, assessment, reassessment, Proceeding, controversy or United States federal, state, local or non-United States income tax liability including under applicable Laws, (D) enter into any agreement with a Governmental

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Authority with respect to Taxes, (E) enter into any Tax sharing, Tax advance pricing agreement, Tax allocation, Tax indemnification or similar agreement, (F) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (G) consent to the extension or waiver of the limitation period applicable to any Tax matter, (H) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes or (I) materially reduce the amount of any of its individual categories of tax attributes;

(xvi) materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, except in the ordinary course of business;

(xvii) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, disclaimed or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company IP; modify any privacy policy or the operation or security of any Business Systems in any manner that is materially adverse to the business of the Company, except as required by Privacy/Data Security Laws;

(xviii) acquire any fee interest in real property;

(xix) waive, release, compromise, settle or satisfy any pending or threatened material claim or compromise or settle any liability, other than in the ordinary course of business or that do not exceed USD$250,000 in the aggregate;

(xx) enter into any material new line of business outside of the business currently conducted by the Company;

(xxi) enter into any contract that would constitute a Material Contract other than in the ordinary course of business;

(xxii) transfer, assign, sell or otherwise dispose of any material assets or cancel any debts or entitlements without the receipt of full consideration therefor; or

(xxiii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(c) Between the date of this Agreement and the Closing or the earlier termination of this Agreement, the Company shall provide SPAC and Newco with prompt written notice of:

(i) any new Material Contracts, together with a copy thereof;

(ii) any dispute, notice of termination, proposed amendment or other material information given or received under or in connection with any Material Contract;

(iii) any allegation or claim made by a third party that the business of the Company or any of the Company Subsidiaries infringes or misappropriates the Intellectual Property rights of any person;

(iv) any allegation or claim of material deficiency, violation or potential violation of Food Safety Laws, made by a third party, including any Governmental Authority;

(v) any product Recall conducted by or on behalf of the Company or any Company Subsidiary; and

(vi) any investigation, inquiry or enforcement proceedings by any Governmental Authority.

SECTION 6.02 Conduct of Business by SPAC and Newco Pending the Transactions. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including as contemplated by the New Investor Convertible Note Financing and any other financing arrangement pursuant to Section 7.17), except as required by applicable Law (including as may be requested or compelled by any Governmental Authority), from the date of this Agreement until the earlier of the termination of

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this Agreement and the Closing, unless the Company shall otherwise consent to in writing (which consent shall not be unreasonably conditioned, delayed or withheld), SPAC agrees that the businesses of each of SPAC and Newco shall be conducted in the ordinary course of business and in a manner consistent with past practice and, further, neither SPAC nor Newco shall:

(a) amend or otherwise change SPAC or Newco’s Governing Documents (other than in connection with the SPAC Extension Proposal) or form any subsidiary of SPAC or Newco;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, securities, property or otherwise, with respect to any of its shares, other than redemptions from the Trust Fund that are required pursuant to SPAC Governing Documents;

(c) except for redemptions from the Trust Fund that are required pursuant to SPAC Governing Documents, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Shares or SPAC Warrants or the shares or other equity securities of Newco;

(d) other than pursuant to Section 7.17, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of shares or other securities of SPAC or Newco, or any options, warrants, convertible securities or other rights of any kind to acquire any shares or any other ownership interest (including, without limitation, any phantom interest) of SPAC or Newco;

(e) acquire (including, without limitation, by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other Person;

(f) incur any Indebtedness, except for Working Capital Loans;

(g) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h) except in the ordinary course of business, make any material tax election, amend a material Tax Return or settle or compromise any material United States federal, state, local or non-United States income tax liability including under applicable Laws;

(i) liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC or Newco;

(j) amend the Trust Agreement or any other agreement related to the Trust Account; or

(k) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

SECTION 6.03 Claims Against Trust Account. The Company acknowledges that SPAC is a special purpose acquisition company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read SPAC’s final prospectus, dated as of September 2, 2021 and the other SPAC SEC Reports and the SPAC Governing Documents and understands that SPAC has established the Trust Account described therein for the benefit of SPAC Shareholders that disbursement from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the Company Amalgamation and the other Transactions are not consummated by the Outside Date, SPAC shall be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its affiliates) agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Company Amalgamation Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and SPAC on the other hand, this Agreement or the Ancillary Agreements, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company (on behalf of itself and its Affiliates) hereby

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irrevocably waives any Claim they may have, now or in the future and shall not seek recourse against the Trust Fund, any trustee of the Trust Account and SPAC for any reason whatsoever; provided, however, that (x) the foregoing waiver shall not limit or prohibit the Company from pursuing a claim against SPAC, Newco or any other Person for legal relief against monies or other assets of SPAC or Newco held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Fund (after giving effect to the SPAC share redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect SPAC’s ability to fulfill its obligations to effectuate the SPAC share redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any Claims that the Company may have in the future against SPAC’s assets or funds that are not held in the Trust Fund (including any funds that have been released from the Trust Fund and any assets that have been purchased or acquired with any such funds). In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its affiliates to induce SPAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law. This Section 6.03 shall survive the termination of this Agreement for any reason.

ARTICLE VII.

ADDITIONAL AGREEMENTS

SECTION 7.01 Proxy Statement; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement and receipt of the PCAOB Audited Financials, SPAC and the Company shall prepare and file with the SEC a proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the SPAC Shareholders soliciting proxies in favor of the SPAC Proposals from such SPAC Shareholders in connection with the extraordinary general meeting of the SPAC Shareholders (the “SPAC Shareholders’ Meeting”) in accordance with the Governing Documents of SPAC, to be held to consider approval and adoption by SPAC Shareholders of (i) this Agreement, the Ancillary Agreements and the Transactions, including the Company Amalgamation and the New SPAC Amalgamation, (ii) the Continuance, (iii) the issuance of New SPAC Shares in connection with the Transactions as required by Nasdaq listing requirements, (iv) the New SPAC Equity Plan, (v) any other proposals the Parties deem necessary or desirable to effectuate the Transactions (the proposals in clauses (i) through (v), collectively, the “SPAC Proposals”). If applicable, SPAC and the Company shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus. The Company shall furnish all information concerning the Company and the Company Subsidiaries as SPAC may reasonably request in connection with such actions and the preparation of the Proxy Statement and the Registration Statement. Each of SPAC and the Company shall use their commercially reasonable efforts to (A) cause the Proxy Statement and the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (B) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement and the Registration Statement, (C) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing with the SEC and (D) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after the effective time of the Registration Statement, SPAC shall mail the Proxy Statement to the SPAC Shareholders. Each of SPAC and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. If, in connection with the preparation and filing of the Proxy Statement and the Registration Statement, the SEC requires that a tax opinion with respect to the Transactions be prepared and submitted in connection with such, (x) SPAC and the Company shall deliver to their respective tax counsel customary Tax representation letters satisfactory, dated and executed as of the date the Proxy Statement and the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Proxy Statement and Registration Statement and (y) the Company and SPAC shall cause their respective tax counsel to render a Tax Opinion. SPAC also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, if any.

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(b) No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement shall be made by SPAC or the Company without the approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed), except as required by applicable Law. Each of SPAC and the Company shall advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of SPAC Shares, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Proxy Statement or the Registration Statement and any amendment to the Proxy Statement or the Registration Statement filed in response thereto.

(c) To the extent not prohibited by Law, SPAC will advise the Company, reasonably promptly after SPAC receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the SPAC securities for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any other offering document each time before any such document is filed with the SEC, and SPAC shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, SPAC shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that SPAC or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or other offering documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of SPAC to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC. If at any time prior to the Company Amalgamation Effective Time any information relating to the Company, SPAC or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or SPAC, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the SPAC Shareholders.

(d) SPAC represents and warrants that the information supplied by SPAC for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders and each of the Company Shareholders, (iii) the time of the SPAC Shareholders’ Meeting and (iv) the Company Amalgamation Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Company Amalgamation Effective Time, any event or circumstance relating to SPAC, Newco or their respective officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, SPAC shall promptly inform the Company. All documents that SPAC or New SPAC (as the case may be) is responsible for filing with the SEC in connection with the Company Amalgamation, or the other Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(e) The Company represents and warrants that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, (iii) the time of the SPAC Shareholders’ Meeting and (iv) the Company Amalgamation Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Company Amalgamation Effective

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Time, any event or circumstance relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform SPAC. All documents that the Company is responsible for causing SPAC to file with the SEC in connection with the Company Amalgamation or the other Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(f) The Parties shall prepare and Newco (as predecessor of New SPAC) or New SPAC, as applicable, shall file with the Ontario Securities Commission, a preliminary and final non-offering prospectus in sufficient time for New SPAC to become a reporting issuer in the Province of Ontario as promptly as reasonably practicable following (but not on or before) the Closing Date. Each Party shall use its commercially reasonable efforts to cause each of the preliminary and final non-offering prospectus to comply as to form in all material respects with applicable Canadian securities Laws. Each Party shall give the other Parties and their counsel a reasonable opportunity to review and comment on drafts of the preliminary and final non-offering prospectus prior to their respective filings and shall accept the reasonable comments made by the other Parties and their respective counsel for inclusion in the preliminary and final non-offering prospectus and/or any amendment or supplement thereto.

SECTION 7.02 SPAC Shareholders’ Meetings; Newco Shareholder’s Approval.

(a) SPAC shall call and hold the SPAC Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the SPAC Proposals, and SPAC shall use its reasonable best efforts to hold the SPAC Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy Statement is mailed to SPAC Shareholders). SPAC shall use its reasonable best efforts to obtain the approval of the SPAC Proposals at the SPAC Shareholders’ Meeting, including by soliciting from SPAC Shareholders proxies as promptly as possible in favor of the SPAC Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The SPAC Board shall recommend to the SPAC Shareholders that they approve the SPAC Proposals and shall include such recommendation in the Proxy Statement.

(b) Promptly following the execution of this Agreement, SPAC shall approve and adopt this Agreement and approve the Company Amalgamation and the other Transactions, as the sole shareholder of Newco.

SECTION 7.03 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Company Amalgamation Effective Time, the Company and SPAC shall (and shall cause their respective subsidiaries to): (i) provide to the other Party (and the other Party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other Party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such Party and its subsidiaries as the other Party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor SPAC shall be (i) required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the Parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention) or (ii) permitted to conduct any sampling or invasive testing of the environment on the property or assets of the other Party without the other Party’s prior written consent.

(b) All information obtained by the Parties pursuant to this Section 7.03 shall be kept confidential in accordance with the terms of a confidentiality agreement (the “Confidentiality Agreement”), dated as of October 12, 2022, between SPAC and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each Party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other Party, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

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SECTION 7.04 Exclusivity.

(a) From and after the date hereof until the Closing or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause each of the Company Subsidiaries not to, and shall direct its and their Representatives not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Competing Transaction, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, Books and Records or any Confidential Information or data to, any Person relating to a Company Competing Transaction, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Company Competing Transaction (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Competing Transaction) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Competing Transaction, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Competing Transaction or any proposal or offer that could reasonably be expected to lead to Company Competing Transaction or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company shall, and shall instruct and cause the Company Subsidiaries and each of their respective Representatives to immediately cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) in connection with a Company Competing Transaction. The Company also agrees that it shall promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration a Company Competing Transaction to return or destroy all Confidential Information furnished to such Person by or on behalf of it or any of the Company Subsidiaries prior to the date hereof. The Company shall promptly notify SPAC (and in any event within twenty-four (24) hours) of the receipt of any Company Competing Transaction after the date hereof, which notice shall identify the third party involved in the Company Competing Transaction and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Company Competing Transaction. The Company acknowledges that any action taken by it, any Company Subsidiary or any Representative of the Company or any Company Subsidiary inconsistent with the restrictions set forth in this Section 7.04(a), whether or not such Company Subsidiary or Representative is purporting to act on the Company’s behalf, shall be deemed to constitute a breach of this Section 7.04(a) by the Company.

(b) From and after the date of this Agreement until the Closing or, if earlier, the valid termination of this Agreement in accordance with Section 9.01, SPAC (or New SPAC after the Continuance Effective Time) shall not, and shall cause Newco not to, and shall direct its and their Representatives not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any merger, purchase of ownership interests or assets of SPAC (or New SPAC after the Continuance Effective Time), or Newco, recapitalization or similar business combination transaction (any such transaction or series of related transactions involving SPAC (or New SPAC after the Continuance Effective Time) other than the Transactions, a “Business Combination Competing Transaction”), (ii) engage in any negotiations or discussions concerning, or provide access to or furnish non-public information regarding SPAC’s (or New SPAC after the Continuance Effective Time) properties, assets, personnel, books or records or any Confidential Information or data to, any Person relating to a Business Combination Competing Transaction, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Business Combination Competing Transaction (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Business Combination Competing Transaction) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of SPAC (or New SPAC after the Continuance Effective Time), (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Business Combination Competing Transaction, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or

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other written arrangement relating to any Business Combination Competing Transaction or any proposal or offer that could reasonably be expected to lead to a Business Combination Competing Transaction or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. SPAC (or New SPAC after the Continuance Effective Time) shall, and shall instruct and cause Newco and each of their respective Representatives to immediately cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) in connection with a Business Combination Competing Transaction. SPAC (or New SPAC after the Continuance Effective Time) shall promptly notify the Company (and in any event within twenty-four (24) hours) of the receipt of any Business Combination Competing Transaction after the date hereof, which notice shall identify the third party involved in the Business Combination Competing Transaction and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Business Combination Competing Transaction. SPAC (or New SPAC after the Continuance Effective Time) acknowledges that any action taken by it, or Newco or any Representative of SPAC or Newco that is inconsistent with the restrictions set forth in this Section 7.04(b), whether or not such Representative is purporting to act on SPAC’s (or New SPAC after the Continuance Effective Time) behalf, shall be deemed to constitute a breach of this Section 7.04(b) by SPAC (or New SPAC after the Continuance Effective Time).

SECTION 7.05 Employee Benefits Matters.

(a) New SPAC shall provide the Continuing Employees credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by New SPAC or any of its subsidiaries (including, without limitation, any employee benefit plan and any vacation or other paid time-off program or policy) for service accrued or deemed accrued prior to the Company Amalgamation Effective Time with the Company or any Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, SPAC shall cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New SPAC Plans; (ii) all pre-existing condition exclusions and actively-at-work requirements of such New SPAC Plan to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements applied to the Continuing Employee under comparable Company Plans); and (iii) any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee and/or his or her covered dependents during the plan year ending on the Closing Date to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable New SPAC Plan (to the extent such credit would have been given under comparable Company Plans prior to the Closing. The provisions of this Section 7.05 are solely for the benefit of the Parties to this Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or shall require the Company, New SPAC, Newco and each of its Subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

SECTION 7.06 Directors’ and Officers’ Indemnification; D&O Tail.

(a) The New SPAC Bylaws shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the bylaws of the Company, that are in effect, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Company Amalgamation Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Company Amalgamation Effective Time, were directors, officers, employees, fiduciaries or agents of the Company (“D&O Persons”), unless such modification shall be required by applicable Law.

(b) Each of SPAC and the Company shall purchase prior to Closing (which shall be paid for in full by the Company) and have in place at the Closing a “tail” or “runoff” policy (the “D&O Tail Policies”) providing directors’ and officers’ liability insurance coverage for the benefit of those persons who are covered by the directors’ and officers’ liability insurance policies maintained by SPAC or the Company, respectively, as of the Closing with respect to matters occurring prior to the Company Amalgamation Effective Time. The D&O Tail Policies shall provide

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for terms with respect to coverage, deductibles and amounts that are no less favorable than those of the applicable policy in effect immediately prior to the Company Amalgamation Effective Time for the benefit of SPAC’s and the Company’s directors and officers, and shall remain in effect for the six (6) year period following the Closing.

(c) The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.06 are intended to be third-party beneficiaries of this Section 7.06. This Section 7.06 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of the Company and Newco (including Amalco), respectively.

SECTION 7.07 Notification of Certain Matters.

(a) The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a Party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

(b) Notwithstanding anything to the contrary in this Agreement (including anything set forth in Section 7.04), the Company shall give prompt written notice to SPAC, but in any event within no less than five (5) Business Days following such event, if (i) any Material Contract set forth in Sections 4.17(a)(i), (vii) or (xiv) of the Company Disclosure Schedule has been terminated other than in accordance with its terms (or such termination has been threatened) or any material modifications or amendments have been made to any Material Contract set forth in Sections 4.17(a)(i), (vii) or (xiv) of the Company Disclosure Schedule (or if any such material modification or amendment has been proposed); or (ii) there are any material discussions with personnel who have decision making authority or changes that would reasonably be expected to have an adverse impact on any of the Company’s business relations or arrangements with any of the parties to any Material Contract set forth in Sections 4.17(a)(i), (vii) or (xiv) of the Company Disclosure Schedule. Notwithstanding anything to the contrary in this Agreement (including anything set forth in Section 7.04), if the Company reasonably determines in good faith on the advice of outside legal counsel that it is restricted by or prohibited under applicable confidentiality or similar undertakings or by applicable Law from providing any notice required to be delivered under this Section 7.07, the Company shall (A) notify SPAC or SPAC’s outside legal counsel of that fact and shall provide such notice and the grounds for such determination as shall be permitted under the circumstances, and (B) use its commercially reasonable efforts to cause such notice to be provided in a manner that would not be so restricted or prohibited.

(c) No notification given by the Company under this Section 7.07 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

SECTION 7.08 Further Action; Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, including Section 7.12, each of the Parties shall use its commercially reasonable efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, (i) using its commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Company Amalgamation, (ii) cooperating and working in good faith to make any amendments, revisions or modifications to this Agreement or any Ancillary Agreement as necessary or desirable to reflect the agreement or discussions of the Parties prior to the date hereof, in each case, on terms that are reasonably satisfactory to each Party and (iii) with respect to the Company, using commercially reasonable efforts to amend, revise or modify the terms of the Company Convertible Instruments, the Non-Convertible Company Instruments and the Remaining Company Convertible Instruments in a manner that is reasonably satisfactory to each Party to reflect the agreement or discussions of the Parties prior to the date hereof. In case, at any time after the Company Amalgamation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use its commercially reasonable efforts to take all such action.

(b) Each of the Parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other Parties to review in advance, and to the extent practicable consult about, any proposed communication by such

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Party to any Governmental Authority in connection with the Transactions. No Party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the Parties shall provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No Party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

SECTION 7.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of Nasdaq, each of SPAC and the Company shall each use its commercially reasonable efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Company Amalgamation or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other Party; provided, however, that each of SPAC and the Company may make any such announcement or other communication (a) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the fullest extent permitted by applicable Law, first allow the other Party to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (b) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 7.09 and (c) to Governmental Authorities in connection with any consents, approvals and authorizations required to be made under this Agreement or in connection with the Transactions. Furthermore, nothing contained in this Section 7.09 shall prevent SPAC or the Company and/or its respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

SECTION 7.10 Tax Matters.

(a) The Continuation and the Company Amalgamation shall be reported by the Parties for all Tax purposes in accordance with the Intended Tax Treatment, including the filing of the statement required by Treasury Regulations Section 1.368-3 and the filing of Internal Revenue Services from 8937 in accordance with applicable law, and the Parties shall not take any position inconsistent with the Intended Tax Treatment, unless otherwise required by applicable law as a result of a “determination” (within the meaning of Section 1313(a) of the Code). The Parties shall reasonably cooperate, and shall cause their respective representatives to reasonably cooperate, to document and support the Intended Tax Treatment, including providing customary factual support letters.

(b) Within ninety (90) days after the end of each taxable year of SPAC: (i) SPAC shall determine its status as a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”); and (ii) if SPAC determines that it was a PFIC for such taxable year, SPAC shall determine the PFIC status of each of its subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”). If SPAC determines that it or any of the Non-U.S. Subsidiaries was a PFIC for such taxable year, SPAC shall use reasonable best efforts to provide the statements and information electronically on a per-share basis (including a PFIC Annual Information Statement meeting the requirements of Treasury Regulation Section 1.1295-1(g)) necessary to enable SPAC Shareholders and their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with the provisions of the Code with respect to PFICs, including making and complying with the requirements of a “qualified electing fund” election pursuant to Section 1295 of the Code. The obligations under this Section 7.10 shall survive the Closing.

(c) On the Closing Date, the Company shall cause each Subsidiary of the Company, other than PGF Real Estate I, Inc., that is organized in a jurisdiction within the United States of America to provide Amalco with a certificate prepared in a manner consistent and in accordance with the requirements of Treasury Regulations

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Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that interests in such Subsidiary are not United States real property interests within the meaning of Sections 897 and 1445 of the Code. After the Closing, each such Subsidiary shall mail to the Internal Revenue Service a copy of the certification provided pursuant to Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h) together with the notice and information required by Treasury Regulations Section 1.897-2(h) in accordance with the provisions of and within the time frames provided in Treasury Regulations Section 1.897-2(h).

SECTION 7.11 Stock Exchange Listing.

(a) New SPAC shall use its reasonable best efforts to cause the Aggregate Transaction Consideration issued in connection with the Transactions to be approved for listing on Nasdaq at Closing. During the period from the date hereof until the Closing, SPAC (or New SPAC, after the Continuance Effective Time) shall use its reasonable best efforts to keep the SPAC Units, SPAC Class A Shares and SPAC Warrants listed for trading on Nasdaq.

(b) Prior to the Closing, New SPAC shall apply for a mutually agreed upon new ticker symbol with Nasdaq that reflects a mutually agreed name contingent on the SPAC Proposals having been approved and adopted by the Requisite SPAC Approval, the Cayman Act, the OBCA and the rules and regulations of Nasdaq.

SECTION 7.12 Clearances and Approvals.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, or lessening of competition through merger or acquisition, including the HSR Act (“Antitrust Laws”), each Party hereto agrees to promptly (i) and no later than fifteen (15) Business Days from the date of this Agreement, file with the United States Federal Trade Commission and the United States Department of Justice, any notification form required pursuant to the HSR Act in connection with the Transactions and (ii) as soon as reasonably practicable after the date of this Agreement, make any required filing, notice, or application under other Antitrust Laws listed on Section 7.12 of the Company Disclosure Schedule. The Parties hereto agree to use commercially reasonable efforts to supply, as promptly as reasonably practicable, any additional information and documentary material that may be requested pursuant to Antitrust Laws and to use commercially reasonable efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act, provided that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.12 or any other provision of this Agreement shall require SPAC, Newco, Sponsor or any of their Affiliates or Subsidiaries (including, for purposes of this sentence, the Sponsor and any investment funds or investment vehicles affiliated with, or managed or advised by, the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment fund or investment vehicle), to, and neither the Company nor any Company Subsidiary shall be required to agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any businesses, products, rights, services, licenses, or assets of SPAC, the Company, or any of their respective Subsidiaries or Affiliates, or any interests therein.

(b) Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Laws or FDI Laws, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other parties reasonably informed of any material communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any substantive meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or

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objections made by any Governmental Authority; provided, however, that any information or materials provided to or received by any Party under this Section 7.12 or any other section of this Agreement may be redacted (A) to remove references concerning the valuation of the Company and its Subsidiaries or other competitively sensitive material, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, and that the Parties may, as each deems advisable, reasonably designate any material or information provided to or received by any party under this Section 7.12 as “outside counsel only material.” Materials designated “outside counsel only” under this Section 7.12 shall be given only to the designated legal counsel of the recipient and shall not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) Subject to the terms and conditions of this Agreement, no Party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications under Antitrust Laws or FDI Laws. The Parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the Transactions, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

SECTION 7.13 PCAOB Audited Financials. The Company shall use commercially reasonable efforts to (a) deliver true, correct and complete copies of (i) the audited consolidated balance sheet of the Company as of December 31, 2021 by February 28, 2023 and the audited consolidated balance sheet of the Company as of December 31, 2022 by May 15, 2023, and the related audited consolidated statements of income of the Company for such years, each audited in accordance with the auditing standards of the PCAOB, together with an audit report thereon from the Company’s independent public accountants (collectively, the “PCAOB Audited Financials”), (ii) the unaudited consolidated balance sheet of the Company as of the last day of each subsequent fiscal quarter of the Company ending at least forty-five (45) days prior to the filing of the Registration Statement, and the related unaudited consolidated statements of income and cash flows of the Company for the fiscal quarter and year-to-date period ended as of each such date (and for the comparable periods in the prior fiscal year), or otherwise required by the rules and regulations of the SEC governing the Registration Statement, in each case reviewed by the Company’s independent public accountants in accordance with AS 4105, Reviews of Interim Financial Information (the “Company Unaudited Financials”), (iii) any historical financial statements of any persons acquired or to be acquired by the Company required by Rule 3-05 of Regulation S-X of the SEC or otherwise required by the rules and regulations of the SEC governing the Registration Statement (in the case of any such financial statements required to be audited, each audited in accordance with the auditing standards of the AICPA, together with an audit report thereon from the Company’s independent auditors) (the “Acquired Company Financials”) and (iv) any unaudited pro forma financial statements required by Regulation S-X of the SEC to be included in the Registration Statement (the “Pro Forma Financials” and, together with the PCAOB Audited Financials, the Company Unaudited Financials, the Acquired Company Financials, the “Required Financials”) as promptly as reasonably practicable but no later than May 15, 2023, and (B) make any necessary amendments, restatements or revisions to the Required Financials such that they remain compliant through the date of completion of the offering pursuant to the Registration Statement and completion of the private placements and the transactions contemplated by any other financing arrangements.

SECTION 7.14 Subsequent Unaudited Company Financial Statements. The Company shall, from the date hereof until the Closing Date, prepare and deliver to SPAC, as promptly as reasonably practicable and no later than forty five (45) calendar days after the end of any fiscal quarter, the unaudited combined balance sheet of the Company as of the end of such fiscal quarter and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Company for such fiscal quarter, together with comparable financial statements for the corresponding periods of the prior fiscal years, in each case, to the extent required to be included or incorporated by reference in the Registration Statement and the Proxy Statement (collectively, the “Subsequent Unaudited Company Financial Statements”). The Subsequent Unaudited Company Financial Statements shall be prepared from the Books and Records of the Company and the Company Subsidiaries and in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may otherwise be required under GAAP) and the applicable rules and regulations of the SEC, including the requirements of Regulation S-X. The Subsequent Unaudited Company Financial Statements shall have been reviewed by the independent accountant for the Company in accordance with the procedures specified by the PCAOB in AU Section 722. When delivered, the Subsequent Unaudited Company Financial Statements shall present fairly in all material respects the combined financial position and combined and consolidated results of operations of the Company and the Company Subsidiaries as of the dates and for the periods shown therein, except for the absence of footnotes and subject to changes as a result of year-end adjustments.

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SECTION 7.15 Trust Account. As of the Company Amalgamation Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in SPAC Memorandum and Articles shall be terminated and SPAC shall have no obligation whatsoever to liquidate and dissolve the assets of SPAC by reason of the consummation of the Transactions or otherwise, and no shareholder of SPAC shall be entitled to receive any amount from the Trust Account. SPAC shall provide notice to CST in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to CST pursuant to the Trust Agreement and cause CST prior to the Company Amalgamation Effective Time, and CST shall thereupon be obligated, to transfer the funds held in the Trust Account (other than such funds as are necessary to pay SPAC Shareholders who have exercised their Redemption Rights) as directed by SPAC and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

SECTION 7.16 SPAC Extension Proposal. The Company and SPAC agree that, unless this Agreement shall have otherwise been terminated in accordance with its terms, then SPAC shall call an extraordinary general meeting of its shareholders regarding the SPAC Extension Proposal, to be held on February 28, 2023, and the Parties shall cooperate with the preparation, filing and mailing of proxy materials to be sent to the SPAC Shareholders seeking approval of the SPAC Extension Proposal; provided, however, that such SPAC Extension Proposal shall not seek to amend the SPAC Memorandum and Articles to extend the time period for SPAC to consummate a business combination beyond December 8, 2023.

SECTION 7.17 New Investor Convertible Note Financing; Permitted Company Financing.

(a) During the period from the date of this Agreement and continuing until the earlier of (x) the termination of this Agreement in accordance with Section 9.01 or (y) the Closing, notwithstanding anything to the contrary set forth in this Agreement, the Company may execute note purchase, subscription or other similar agreements (the “New Investor Note Purchase Agreement”) with a potential investor or potential investors, in each case, introduced to the Company by SPAC or Sponsor (the “New Investors”), providing for the issuance by the Company of convertible notes on terms and conditions substantially similar to the terms and conditions of the Sponsor Note Purchase Agreement (including provisions relating to tax gross-up) and reasonably acceptable to the Company and SPAC (for the avoidance of doubt, the issuance by the Company of convertible notes on terms and conditions substantially similar to the terms and conditions of the Sponsor Note Purchase Agreement (including provisions relating to tax gross-up) shall be deemed reasonably acceptable to the Company and SPAC for purposes of this Section 7.17(a)). If the Company desires to seek such financing (the “New Investor Convertible Note Financing”), the Company agrees, and shall cause the appropriate officers and employees thereof, to use commercially reasonable efforts to cooperate in connection with the arrangement of such New Investor Convertible Note Financing (including the satisfaction of the conditions precedent set forth therein) as may be reasonably acceptable to the Company and SPAC, including by (i) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice; (ii) assisting with the preparation of customary materials for actual and potential investors, rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with such financing; provided, that, the Company shall have the right to review and approve (which approval shall not be unreasonably conditioned, withheld or delayed) any such materials prior to their distribution; (iii) providing financial statement and other financial information regarding the Company that is readily available or within the Company’s possession and as is reasonably requested in connection with arrangement of such New Investor Convertible Note Financing; and (iv) otherwise reasonably cooperating in SPAC’s efforts to obtain and facilitate such New Investor Convertible Note Financing. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.01 or the Closing, notwithstanding anything to the contrary set forth in this Agreement, the Company may also seek and enter into equity financing, which may, in the Company’s discretion, result in a corresponding reduction in the principal amount of the New Investor Convertible Note Financing. All New Investor Convertible Notes shall convert into New SPAC Shares immediately following the New SPAC Amalgamation.

(b) Additionally, during the period from the date of this Agreement and continuing until the earlier of (i) the termination of this Agreement in accordance with Section 9.01 or (ii) the Closing, notwithstanding anything to the contrary set forth in this Agreement, the Company may execute subscription, note purchase or other similar agreements providing for the issuance (a “Permitted Company Financing”) by the Company of equity or equity-linked securities of the Company or any Company Subsidiary on terms that are reasonably satisfactory to SPAC if (and only if): (A) the aggregate gross cash proceeds from any such Permitted Company Financing, when added to the aggregate gross cash proceeds from any issuances of New Investor Convertible Notes and the Sponsor

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Convertible Notes, do not exceed One Hundred Million United States Dollars (USD$100,000,000) and (B) the issuance of any equity or equity-linked securities in such Permitted Company Financing shall be at a price that implies a post-money valuation of the Company of not less than the Company Value.

SECTION 7.18 New SPAC Equity Plan.

(a) Prior to the Company Amalgamation Effective Time, SPAC shall adopt, subject to approval of the shareholders of SPAC: (i) an equity incentive plan for employees, consultants, independent contractors and directors of New SPAC and its Subsidiaries (the “New SPAC Equity Plan”) in form and substance to be mutually agreed to by the Company and SPAC prior to the filing of the Registration Statement, which shall provide for awards for a number of shares of New SPAC Shares equal to fifteen percent (15%) of the number of shares of New SPAC Shares issued and outstanding as of immediately following the Company Amalgamation Effective Time.

(b) Notwithstanding anything herein to the contrary, SPAC and the Company acknowledge and agree that all provisions contained in this Section 7.18 are included for the sole benefit of SPAC, New SPAC and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, policy, arrangement or contract, (ii) shall limit the right of SPAC, New SPAC or the Company or their respective Affiliates to amend, terminate or otherwise modify any existing benefit plans or other employee benefit plan, program, policy, arrangement or contract following the Closing Date or (iii) shall confer upon any Person who is not a party to this Agreement (including any equity holder, any current or former director, manager, officer, employee, consultant or independent contractor of the Company or any of the Company Subsidiaries, or any participant in any employee benefit plan, program, policy, arrangement or contract (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

SECTION 7.19 Employment Agreement. The Company and Key Employee shall enter into the Employment Agreement and the Company shall use commercially reasonable efforts to cause Key Employee to execute and deliver to the Company the Employment Agreement prior to the Closing. Compensation of Key Employee shall be subject to approval of the New SPAC Board (and any committee thereof), in its sole discretion.

SECTION 7.20 Transfer of Domain Names. The Company shall use commercially reasonable efforts to cause the transfer to the Company or the Company Subsidiaries of each of the domain names identified in Section 7.20 of the Company Disclosure Schedule prior to the Closing.

SECTION 7.21 SPAC Public Filings. From the date hereof through the completion of the New SPAC Amalgamation, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

SECTION 7.22 Section 16 Matters. Prior to the Continuance Effective Time, each of the Company and SPAC shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Shares or acquisitions of New SPAC Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each Person who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.23 Shareholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement, the Transactions, or the transactions contemplated thereby is brought, or, to the knowledge of SPAC, threatened against SPAC or the SPAC Board by any of SPAC Shareholders prior to the Closing, SPAC shall reasonably consult with the Company with respect to such litigation and shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. SPAC shall give due consideration to the Company’s advice with respect to such litigation.

SECTION 7.24 Resignation of Directors and Officers of New SPAC. New SPAC shall use commercially reasonable efforts to ensure that all officers and directors of New SPAC immediately prior to the New SPAC Amalgamation Effective Time execute and deliver written resignations effective as of the New SPAC Amalgamation Effective Time.

SECTION 7.25 Repayment of Outstanding Helg Notes. New SPAC shall repay or cause the repayment of all Outstanding Helg Notes following the completion of the Closing as soon as the conditions for repayment thereof, as provided in the Outstanding Helg Notes, as in effect on the date of this Agreement, are satisfied.

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SECTION 7.26 Amendment to Remaining Convertible Instruments. The Company agrees that it shall use its commercially reasonable efforts to negotiate and enter into an amendment to extend the maturity (as set forth in the applicable note purchase agreement or convertible note issued pursuant to a note purchase agreement) of the executed note purchase agreements with certain noteholders, including (i) the note purchase agreement, dated April 13, 2022, by and among Cibus, the Company and Loan Holding Company 1, as amended by Amendment No. 1 to the Note Purchase Agreement, dated December 15, 2022, by and among Cibus, the Company and Loan Holding Company 1 and (ii) the note purchase agreement, dated May 20, 2022, by and among the Company, Bayspring Financial Investment Limited, Gregor Baumerich and Guillaume Francioli.

ARTICLE VIII.

CONDITIONS TO THE Transactions

SECTION 8.01 Conditions to the Obligations of Each Party. The obligations of each of the Parties to consummate the Transactions, including the Company Amalgamation, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Company Required Approval. The Company Required Approval of the Company Arrangement Resolution shall have been approved by the Company Shareholders in accordance with the Interim Order and applicable Law and a certified copy of the Company Arrangement Resolution shall have been delivered to SPAC.

(b) SPAC Shareholders’ Approval. The SPAC Proposals shall have been approved and adopted by the Requisite SPAC Approval in accordance with Proxy Statement, the Cayman Act, the SPAC Governing Documents and the rules and regulations of Nasdaq.

(c) Final Order. The Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and the Final Order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise.

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Company Amalgamation and, illegal or otherwise prohibiting consummation of the Transactions, including the Company Amalgamation.

(e) Regulatory Approvals. All pre-Closing approvals or clearances reasonably required under any applicable Antitrust Laws and FDI Laws, other than the ICA Approval, shall have been obtained.

(f) Registration Statement; Proxy Statement. The Registration Statement shall have been declared effective under the Securities Act and/or the Proxy Statement shall have been cleared by the SEC. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(g) Continuance. The Continuance shall have occurred and a copy of the New SPAC Articles of Continuance shall have been delivered to the Company.

(h) Net Tangible Assets. After giving effect to the Transactions (including any private placement or placements to be consummated immediately prior to the consummation of the Transactions), New SPAC shall have at least USD$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Company Amalgamation Effective Time.

(i) Available Cash. The amount of Closing Available Cash shall be no less than Thirty Million United States Dollars (USD$30,000,000) (the “Minimum Cash Condition”), and SPAC shall have made appropriate arrangements for the Closing Available Cash to be released to the Company, or released as directed by, the Company at Closing; provided, that, for the avoidance of doubt, the Minimum Cash Condition shall be reduced by any cash amounts received by the Company prior to the Closing in connection with (A) the New Investor Convertible Note Financing or (B) any Permitted Company Financing.

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SECTION 8.02 Conditions to the Obligations of SPAC and Newco. The obligations of SPAC and Newco to consummate the Transactions, including the Company Amalgamation, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 4.01 (Organization and Qualification; Company Subsidiaries), Section 4.02 (Governing Documents), Section 4.03 (Capitalization), Section 4.04 (Authority Relative to this Agreement) and Section 4.24 (Brokers) shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Company Amalgamation Effective Time.

(c) Officer Certificate. At or prior to Closing, the Company shall deliver to New SPAC a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(d).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred.

(e) Registration Rights Agreement. All parties to the Registration Rights Agreement (other than New SPAC) shall have delivered, or cause to be delivered, to New SPAC copies of the Registration Rights Agreement duly executed by all such parties.

(f) Lock-Up Agreement. All parties to the Lock-Up Agreement (other than New SPAC) shall have delivered, or cause to be delivered, to New SPAC copies of the Lock-Up Agreement duly executed by all such parties.

(g) FIRPTA Tax Certificates. On or prior to the Closing, the Company and each Company Subsidiary other than PGF Real Estate I, Inc. shall deliver to New SPAC a properly executed certification that shares of Company and each Company Subsidiary are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the Internal Revenue Service (IRS) (which shall be filed by SPAC with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

(h) Exchange Spreadsheet. The Company shall have delivered to SPAC the Exchange Spreadsheet in accordance with Section 3.02.

(i) PCAOB Audited Financials. As provided in Section 7.13 of this Agreement, the PCAOB Audited Financials shall have been timely delivered to SPAC in form and substance reasonably satisfactory to SPAC, including, without limitation, together with an audit report thereon from the Company’s independent public accountants.

(j) Employment Agreement. The Company shall cause Key Employee to duly execute the Employment Agreement, and Key Employee shall have delivered to New SPAC a duly executed copy of the Employment Agreement.

(k) Consents. All consents (including any third-party consents), approvals and authorizations set forth on Section 8.02(k) of the Company Disclosure Schedule shall have been obtained by the Company, and the Company shall have delivered to SPAC copies of all consents including third party prior written consents listed on Section 8.02(k) of the Company Disclosure Schedule approving Transactions with no conditions.

(l) Waiver from Cibus. The Company shall have received, in writing, a waiver from Cibus, whereby Cibus waives the special rights granted to it pursuant to the Cibus Side Letter with respect to its investment (including permitted transfers, and pre-emptive rights on financings).

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(m) Company Closing Indebtedness. The Company Closing Indebtedness shall not exceed Seventeen Million United States Dollars (USD$17,000,000).

(n) ICA Approval. The ICA Approval shall have been obtained.

SECTION 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Company Amalgamation, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of SPAC (and New SPAC after the Continuance Effective Time) and Newco (as applicable), contained in Section 5.01 (Corporation Organization), Section 5.02 (Governing Documents), Section 5.03 (Capitalization), Section 5.04 (Authority Relative to this Agreement) and Section 5.12 (Brokers) shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of SPAC (and New SPAC after the Continuance Effective Time) and Newco contained in this Agreement shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC (and New SPAC after the Continuance Effective Time) and Newco shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Company Amalgamation Effective Time.

(c) Officer Certificate. New SPAC shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer of New SPAC, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b), Section 8.03(d) and Section 8.03(e).

(d) Material Adverse Effect. No SPAC Material Adverse Effect shall have occurred.

(e) Stock Exchange Listing. A supplemental listing shall have been filed with Nasdaq as of the Closing Date to list New SPAC Shares constituting the Aggregate Transaction Consideration, the New SPAC Shares shall have been accepted for listing on the Nasdaq, or another national securities exchange in the U.S. mutually agreed amongst the Parties in writing, as of the Closing Date.

(f) Registration Rights Agreement. New SPAC shall have delivered a copy of the Registration Rights Agreement duly executed by New SPAC, Sponsor and certain Affiliates of Sponsor.

(g) Lock-Up Agreement. New SPAC shall have delivered a copy of the Lock-Up Agreement duly executed by New SPAC, Sponsor and certain Affiliates of Sponsor.

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01 Termination. This Agreement may be terminated, and the Company Amalgamation and the other Transactions may be abandoned at any time prior to the Company Amalgamation Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the Company or the SPAC Shareholders, as follows:

(a) by mutual written consent of SPAC and the Company; or

(b) by either SPAC or the Company if the Company Amalgamation Effective Time shall not have occurred prior to December 8, 2023 (the “Outside Date”); provided that the Outside Date shall automatically be extended, without any further action by any Party, as provided in the SPAC Extension Proposal if it shall have been approved by the SPAC Shareholders; provided, further, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any Party that either directly or indirectly through its Affiliates is in breach or

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violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date; or

(c) by either SPAC or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Company Amalgamation, illegal or otherwise preventing or prohibiting consummation of the Transactions, including the Company Amalgamation; or

(d) by either SPAC or the Company, if any of the SPAC Proposals shall fail to receive the Requisite SPAC Approval; or

(e) by either SPAC or the Company, if the Company Required Approval in respect of the Company Arrangement Resolution shall not have been obtained from the Company Shareholders in accordance with the terms of this Agreement, the Interim Order and applicable Law;

(f) by SPAC, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and SPAC is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided further, that, if such Terminating Company Breach is curable by the Company, SPAC may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by SPAC to the Company; or

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, or if any representation or warranty of SPAC shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SPAC Breach”); provided that the Company have not waived such Terminating SPAC Breach and the Company are not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SPAC Breach is curable by SPAC, the Company may not terminate this Agreement under this Section 9.01(g) for so long as SPAC continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to SPAC; or

(h) by SPAC, if the PCAOB Audited Financials shall not have been delivered to SPAC by the Company on or before May 30, 2023, or

(i) by SPAC, if a Company Material Adverse Effect has occurred.

SECTION 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party, except as set forth in Section 9.02, Section 9.03, Article X and any corresponding definitions set forth in Article I, or in the case of termination subsequent and due to a willful material breach of this Agreement by a Party.

SECTION 9.03 Payment of Expenses; Termination Fee.

(a) Prior to and until the Closing, all Transaction Expenses shall be paid by the Party incurring such Transaction Expenses.

(b) Notwithstanding anything to the contrary set forth in Section 9.03(a) above, at the Closing, the Company and SPAC shall pay, deposit, or make provision for such payment or deposit, equally:

(i) all costs, fees (including filing fees) and expenses (collectively, “Expenses”) in connection with (x) the preparation, printing, mailing and soliciting proxies in relation to the Proxy Statement and filing the Registration Statement with the SEC (including the cost of all copies thereof and any amendments thereof or supplements thereto) and (y) all Extension Expenses in connection with the SPAC Extension Proposal (including mailing to SPAC Shareholders a definitive proxy statement relating to the SPAC Extension Proposal);

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(ii) all Expenses in connection with any anti-trust or regulatory filings (e.g., pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), in each case as such Expenses shall be incurred or otherwise be due and payable;

(iii) all Expenses incurred in connection with any filings with or approvals from Nasdaq in connection with the Transactions; and

(iv) any Expenses related to the reconciliation, and related accounting adjustments, of the financial statements of the Company, in accordance with U.S. GAAP principles;

provided, however, that the Company’s responsibility to pay or deposit amounts with respect to the Expenses set forth in this Section 9.03(b) shall be capped at Fifteen Million United States Dollars (USD$15,000,000); provided, further, that the Company’s responsibility to pay or deposit amounts with respect to the Extension Expenses set forth in this Section 9.03(b) shall be capped at Thirty Thousand United States Dollars (USD$30,000) per month during the period between the date hereof and the Closing Date.

(c) At Closing (upon release of funds from the Trust Account, New SPAC shall pay all Outstanding Company Transaction Expenses and Outstanding SPAC Transaction Expenses, including in connection with (i) Working Capital Loans, (ii) any notary fees and (iii) all Transfer Taxes including any real estate transfer taxes;

(d) Notwithstanding anything to the contrary set forth herein:

(i) if SPAC or the Company (as applicable) shall have terminated this Agreement pursuant to (A) Section 9.01(b) (if the Company Amalgamation Effective Time shall not have occurred prior to Outside Date), (B) Section 9.01(e) (if the Company Required Approval in respect of the Company Arrangement Resolution shall not have been obtained at the Company Shareholders Meeting), (C) Section 9.01(h) (if the PCAOB Audited Financials are not delivered by the date set forth in Section 9.01(h)) and (D) Section 9.01(i) (if a Company Material Adverse Effect has occurred), then, whether or not (x) the Registration Statement has been declared and/or remains effective or (y) all conditions set forth in Sections 8.01 and 8.02 have been satisfied or are capable of being satisfied, the Company shall pay SPAC, by wire transfer of immediately available funds within two (2) Business Days after such termination an amount equal to Five Million United States Dollars (USD$5,000,000) (the “Termination Fee”) as consideration for the disposition of SPAC’s rights under this Agreement. The Parties agree that the Termination Fee shall be payable by the Company in the event of termination by SPAC pursuant to Sections 9.01 (b), 9.01(h) and 9.01(i), only in the event of misconduct by the Company and, for clarification purposes, the Termination Fee shall not be payable in case termination by SPAC pursuant to Sections 9.01 (b), 9.01(h) and 9.01(i) is due to an action or omission by a third-party and the Company has acted in good faith and in a timely manner to cure such third-party action or omission, but failed to do so not due to the Company’s misconduct, or on account of termination occurring pursuant to Section 9.01(c);

(ii) the Parties acknowledge and agree that the provisions for payment of the Termination Fee set forth in this Section 9.03(d) is an integral part of the Transactions and is included herein in order to induce SPAC to enter into this Agreement. If the Company fails to pay the Termination Fee or any portion thereof under this Section 9.03(d), and SPAC commences a suit which results in a final, nonappealable judgment against the Company for the Termination Fee, or any unpaid portion thereof, then the Company shall pay SPAC’s Expenses (including reasonable attorneys’ fees and disbursements) in connection with such suit, together with interest on the Termination Fee or any unpaid portion thereof at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made through and including the date of payment.

SECTION 9.04 Amendment. This Agreement may be amended in writing by the Parties at any time prior to the Company Amalgamation Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

SECTION 9.05 Waiver. At any time prior to the Company Amalgamation Effective Time, (a) SPAC (or New SPAC after the Continuance Effective Time) may (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive (in writing) any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (iii) waive (in writing) compliance with any agreement of the Company or any condition to its own obligations contained herein and (b) the Company may

Annex A-66

(i) extend the time for the performance of any obligation or other act of SPAC or New SPAC, (ii) waive (in writing) any inaccuracy in the representations and warranties of SPAC or Newco contained herein or in any document delivered by SPAC pursuant hereto and (iii) waive (in writing) compliance with any agreement of SPAC or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties or the parties to be bound thereby.

ARTICLE X.

GENERAL PROVISIONS

SECTION 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.01):

if to SPAC, New SPAC (after the Continuance Effective Time) or Newco:

Oxus Acquisition Corp.
7F 77/2 AL-FARABI AVENUE
ALMATY 1P 050040
Kazakhstan
Attention: Kanat Mynzhanov
Email: kanat@oxusacquisition.com

with a copy to:

Greenberg Traurig, LLP
One Vanderbilt Avenue,
New York, NY 10017
Attention: Jason Kislin; Michael Helsel
Email: kislinj@gtlaw.com; helselm@gtlaw.com

if to the Company:

Borealis Foods Inc.
1540 Cornwall Road
Suite 104
Oakville, Ontario L6J 7W5
Canada
Attention: Pouneh Rahimi
Email: prahimi@borealisfoods.ca

with a copy to:

Nixon Peabody LLP
Tower 46, 55 West 46th Street
New York, NY 10036-4120
Attention: Richard F. Langan, Jr.; Christopher Keefe
Email: rlangan@nixonpeabody.com; CKEEFE@nixonpeabody.com

and with a copy to:

Bennett Jones LLP
4500, 855-2nd Street SW
Calgary, Alberta T2P 4K7
Attention: John Mercury; James McClary
Email: MercuryJ@bennettjones.com; McClaryJ@bennettjones.com

Annex A-67

SECTION 10.02 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein, including Section 7.25, that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X.

SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the Parties or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties.

SECTION 10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State; provided that the Company Amalgamation and the fiduciary duties of the Company Board and the SPAC Board shall, in each case, be governed by the Laws of the Province of Ontario and, prior to the Continuance, by the Laws of the Cayman Islands and after the Continuance, by the Laws of the Province of Ontario, as applicable. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in Court of Chancery of the State of Delaware or Federal court of the United States of America sitting in U.S. District Court for the District of Delaware. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.07 Waiver of Jury Trial. Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

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SECTION 10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.10 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Company Amalgamation) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 10.11 Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, any Company Subsidiary, SPAC and Newco, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, any Company Subsidiary, SPAC and Newco as named parties hereto; and

(b) except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party hereto) or to the extent party to and as expressly contemplated by (and applicable to and subject to the terms of) any Ancillary Agreement, (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or Representative of the Company, any Company Subsidiary, SPAC or Newco and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, any Company Subsidiary, SPAC or Newco under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

SECTION 10.12 Conflicts and Privilege.

(a) SPAC and the Company, on behalf of their respective successors and assigns (including, after the Closing, New SPAC), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among the Sponsor, the SPAC Shareholders or holders of other equity interests of SPAC or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than New SPAC) (collectively, the “SPAC Group”), on the one hand, and New SPAC and/or the Company, any Company Subsidiary and/ or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Company Group”), on the other hand, any legal counsel (including Greenberg Traurig, LLP and Torys LLP) that represented SPAC and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the SPAC Group in such dispute even though the interests of such Persons may be directly adverse to the SPAC or New SPAC, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for SPAC, the Sponsor and/or any other member of the SPAC Group. SPAC and the Company further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Greenberg Traurig, LLP and Torys LLP) that represented SPAC, the Sponsor and/or any other member of the SPAC Group prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the SPAC Group and shall be controlled by the SPAC Group, and shall not pass to or be claimed or controlled by SPAC (after giving effect to the Closing) and the

Annex A-69

Company. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC, the Sponsor and/or any other member of the SPAC Group (in any capacity) under a common interest agreement shall remain the privileged communications or information of New SPAC.

(b) SPAC and the Company, on behalf of their respective successors and assigns (including, after the Closing, New SPAC) hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among the Company Shareholders or holders of other equity interests of the Company and/or any of Company Group, on the one hand, and New SPAC and/or any member of the SPAC Group, on the other hand, any legal counsel (including Nixon Peabody LLP and Bennett Jones LLP) that represented the Company and/or any member of the Company Group prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to New SPAC, and even though such counsel may have represented SPAC and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for New SPAC. SPAC and the Company further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Nixon Peabody LLP and Bennett Jones LLP) that represented the Company prior to the Closing and any one or more such Persons that relate in any way to the transactions contemplated hereby, the attorney/client privilege and the expectation of client confidence belongs to the Company Group and shall be controlled by the Company Group, and shall not pass to or be claimed or controlled by the SPAC, New SPAC or the Company. Notwithstanding the foregoing, any privileged communications or information shared by SPAC prior to the Closing with any member of the Company Group under a common interest agreement shall remain the privileged communications or information of New SPAC.

[Signature Pages Follow.]

Annex A-70

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OXUS ACQUISITION CORP.
By:	/s/ Kanat Mynzhanov
Name:	Kanat Mynzhanov
Title:	Chief Executive Officer
1000397116 ONTARIO INC.
By:	/s/ Kanat Mynzhanov
Name:	Kanat Mynzhanov
Title:	Director

Signature Page to Business Combination Agreement

Annex A-71

IN WITNESS WHEREOF, each of the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BOREALIS FOODS INC.
By:	/s/ Reza Soltanzadeh
Name:	Reza Soltanzadeh
Title:	President

Signature Page to Business Combination Agreement

Annex A-72

EXHIBIT A

Company Arrangement Resolution

Annex A-73

EXHIBIT B

Plan of Arrangement

Annex A-74

EXHIBIT C

Registration Rights Agreement

Annex A-75

EXHIBIT D

Lock-Up Agreement

Annex A-76

EXHIBIT E

Form of Employment Agreement

Annex A-77

EXHIBIT F

Form of New SPAC Articles of Continuance

Annex A-78

EXHIBIT G

Form of New SPAC Bylaws

Annex A-79

EXHIBIT H

Directors and Officers of New SPAC

Directors:

Reza Soltanzadeh

Barthelemy Helg

2 directors to be nominated by Sponsor

1 director to be nominated by New Investor

2 independent directors to be appointed

Officers:

Reza Soltanzadeh, Chief Executive Officer

Steve Wegrzyn, Chief Financial Officer

Pouneh Rahimi, Chief Legal Officer

Chief Operating Officer, who may be recruited by the Company prior to the Closing Date

Annex A-80

Execution Version

AMENDMENT NO. 1 TO THE BUSINESS COMBINATION AGREEMENT

THIS AMENDMENT NO. 1 (this “Amendment”) is dated as of August 11, 2023, to the Business Combination Agreement, dated as of February 23, 2023 (the “Business Combination Agreement”), by and among Oxus Acquisition Corp., an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SPAC”), 1000397116 Ontario Inc., a corporation incorporated under the Laws of the Province of Ontario, Canada (“Newco”), and Borealis Foods Inc., a corporation incorporated under the Laws of Canada (the “Company”). Each of SPAC, Newco and the Company shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms used but not otherwise defined in this Amendment shall have the meaning given to such terms in the Business Combination Agreement.

WHEREAS, Section 9.04 of the Business Combination Agreement and Section 4.1 of the Plan of Arrangement allow the Parties to amend the Business Combination Agreement and the Plan of Arrangement at any time and from time to time prior to the Company Amalgamation Effective Time in accordance with the terms and conditions set forth therein;

WHEREAS, the Plan of Arrangement is attached as Exhibit “B” to the Business Combination Agreement;

WHEREAS, the form of New SPAC Bylaws is attached as Exhibit “G” to the Business Combination Agreement; and

WHEREAS, the Parties wish to amend the Business Combination Agreement, the Plan of Arrangement and the form of New SPAC Bylaws as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

1.      Amend and Restate Section 3.01. Section 3.01 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“SPAC Class B Share Conversion. At the Company Amalgamation Effective Time, each share of SPAC Class B Shares issued and outstanding immediately prior to the Continuance Effective Time, if any, shall automatically be converted into and exchanged for a number of validly issued, fully paid and nonassessable New SPAC Shares equal to the Class B Share Conversion Ratio.”

2.      Amend and Restate Section 7.18(a). Section 7.18(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(a) Prior to the Company Amalgamation Effective Time, SPAC shall adopt, subject to approval of the shareholders of SPAC: (i) an equity incentive plan for employees, consultants, independent contractors and directors of New SPAC and its Subsidiaries (the “New SPAC Equity Plan”) in form and substance to be mutually agreed to by the Company and SPAC prior to the filing of the Registration Statement, which shall provide for awards for a number of New SPAC Shares equal to five percent (5%) of the number of New SPAC Shares issued and outstanding as of immediately following the Company Amalgamation Effective Time.”

3.      Plan of Arrangement. The Plan of Arrangement attached as Exhibit “B” to the Business Combination Agreement is hereby deleted and replaced in its entirety with the Plan of Arrangement attached hereto as Schedule “A”.

4.      Form of New SPAC Bylaws. The form of New SPAC Bylaws attached as Exhibit “G” to the Business Combination Agreement is hereby deleted and replaced in its entirety with the form of New SPAC Bylaws attached hereto as Schedule “B”.

Annex A-81

ARTICLE II

MISCELLANEOUS

5.      Effect of Amendment. Except as set forth in this Amendment, the Parties acknowledge and confirm that the Business Combination Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amendment, the Business Combination Agreement and this Amendment shall be deemed to constitute the Business Combination Agreement.

6.      Governing Law. This Amendment shall be binding upon and enure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

7.      Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

8.      Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of this page intentionally left blank; signature page follows]

Annex A-82

IN WITNESS WHEREOF the Parties have executed this Amendment as of the date first above written.

OXUS ACQUISITION CORP.
By:	/s/ Kanat Mynzhanov
	Name:	Kanat Mynzhanov
	Title:	Chief Executive Officer
1000397116 ONTARIO INC.
By:	/s/ Kanat Mynzhanov
	Name:	Kanat Mynzhanov
	Title:	Director
BOREALIS FOODS INC.
By:	/s/ Reza Soltanzadeh
	Name:	Reza Soltanzadeh
	Title:	President

[Signature Page to Amendment No. 1]

Annex A-83

SCHEDULE “A”

EXHIBIT B TO THE BUSINESS COMBINATION AGREEMENT

PLAN OF ARRANGEMENT

(See attached.)

Annex A-84

SCHEDULE “A”

TERMS AND CONDITIONS OF COMMON SHARES AND PREFERRED
SHARES OF NEW SPAC AMALCO

(See attached.)

Annex A-85

SCHEDULE “B”

EXHIBIT G TO THE BUSINESS COMBINATION AGREEMENT

FORM OF NEW SPAC BYLAWS

(See attached.)

Annex A-86

Annex B

Borealis ARRANGEMENT RESOLUTION

(1) The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Oxus Acquisition Corp. (“SPAC”), 1000397116 Ontario Inc. (“Newco”), Borealis Foods Inc. (the “Company”) and the shareholders of the Company (the “Company Shareholders”), all as more particularly described and set forth in the management information circular of the Company dated [•], 2023 (the “Circular”), accompanying the notice of special meeting of the Company Shareholders, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

(2) The plan of arrangement (the “Plan of Arrangement”) involving the Company, SPAC, Newco and the Company Shareholders, the full text of which is set out as Exhibit B to the business combination agreement dated February 23, 2023 by and among SPAC, Newco and the Company (the “Business Combination Agreement”), as the Plan of Arrangement may be modified or amended in accordance with the terms of the Plan of Arrangement and the Business Combination Agreement, is hereby authorized, approved and adopted.

(3) The Business Combination Agreement, the actions of the directors of the Company in approving the Business Combination Agreement and the actions of the directors and officers of the Company in executing and delivering the Business Combination Agreement and amendments, modifications or supplements thereto, and causing the performance by the Company of its obligations thereunder, are hereby ratified, approved and adopted.

(4) The Company is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Business Combination Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular or in accordance with the Interim Order (as defined in the Business Combination Agreement)).

(5) Notwithstanding that this special resolution has been passed (and the Plan of Arrangement adopted) by the Company Shareholders or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Business Combination Agreement or the Plan of Arrangement, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Arrangement.

(6) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Business Combination Agreement.

(7) Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Annex C

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT AND
SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, any capitalized term used herein but not defined shall have the meaning ascribed thereto in the Business Combination Agreement and the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, Controls, is controlled by, or is under common control with, such specified person.

“Aggregate Transaction Consideration” means a number of New SPAC Shares equal to the quotient of (a) the Company Value divided by (b) Ten United States dollars (USD$10.00).

“Amalco” means the corporation to be formed on the Company Amalgamation.

“Arrangement” means an arrangement of the Company (i) in respect of the steps described in Section 2.3(a) and (b), under Section 192 of the CBCA, and (ii) in respect of the steps described in Section 2.3(c) through (e), under Section 182 of the OBCA, in each case on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the terms of the Business Combination Agreement or Section 4.1 or made at the direction of the Court in the Final Order with the prior written consent of the Parties, acting reasonably.

“Arrangement Effective Date” means the date shown on each of the CBCA Certificate of Arrangement and the OBCA Certificate of Arrangement giving effect to the Arrangement.

“Arrangement Effective Time” means 5:01 p.m. (Toronto time) on the Arrangement Effective Date, or such other time as the Parties agree to in writing before the Arrangement Effective Date.

“Belphar Note Purchase Agreement” means the note purchase agreement dated February 8, 2023 between the Company and Belphar Ltd. providing for the issuance by the Company of convertible promissory notes in the aggregate amount of USD$20,000,000, as amended, restated, supplemented or otherwise modified from time to time.

“Business Combination Agreement” means the business combination agreement made as of February 23, 2023 by and between SPAC, Newco and the Company (including the Exhibits thereto) as it may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York, Toronto, Ontario or the Cayman Islands.

“CBCA” means the Canada Business Corporations Act.

“CBCA Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required to be filed with the Director pursuant to Section 192(6) of the CBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and substance satisfactory to the Parties, acting reasonably.

“CBCA Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the CBCA Articles of Arrangement.

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“Code” has the meaning ascribed to such term in Section 3.4.

“Company” means Borealis Foods Inc., a corporation incorporated under the CBCA.

“Company Amalgamation” means the amalgamation of Newco and the Company, as described in Section 2.3(c).

“Company Amalgamation Effective Time” means the time at which the step described in Section 2.3(c) becomes effective hereunder.

“Company Arrangement Resolution” means the special resolution of the Company Shareholders approving this Plan of Arrangement to be considered and, if thought fit, passed by the requisite majority of the Company Shareholders, either at the Company Shareholders Meeting or unanimously in writing, in accordance with applicable Law and the terms of the Interim Order.

“Company Convertible Instruments” means the convertible financing instruments of the Company, including the Sponsor Convertible Notes, that are being converted into Company Shares immediately prior to the Company Amalgamation under this Plan of Arrangement as set forth in Section 1.01 of the Company Disclosure Schedule.

“Company Fully-Diluted Number” means, without duplication, the aggregate number of Company Shares issued and outstanding immediately prior to the Company Amalgamation Effective Time, which, for greater certainty, will include the Company Shares issued pursuant to Section 2.3(a) and Section 2.3(b).

“Company Incentive Plan” means the Employee Stock Option Plan of the Company, dated January 6, 2022.

“Company Optionholder” means a holder of Company Options.

“Company Options” means the options granted by the Company to certain employees, personnel or service providers to purchase Company Shares, whether or not exercisable and whether or not vested, immediately prior to the Closing under the Company Incentive Plan.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the holders of Company Convertible Instruments.

“Company Shareholders” means, collectively, the holders of the Company Shares.

“Company Shareholders Meeting” means the meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Business Combination Agreement, that is to be convened as provided by the Interim Order and applicable Law to consider, and if deemed advisable, to approve the Company Arrangement Resolution.

“Company Shares” means, collectively, all of the issued and outstanding Class A, Class B, Class C and Class D common shares of the Company.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Conversion Agreements” means, as applicable, all agreements, if any, executed and delivered by the Company, SPAC and certain holders of Company Convertible Instruments prior to Closing, pursuant to which the applicable parties thereto have agreed, among other things, that all or a portion of the outstanding principal and accrued interest under such Company Convertible Instruments shall, on the terms and subject to the conditions of the Business Combination Agreement, this Plan of Arrangement and the applicable Conversion Agreement (including, for the avoidance of doubt, the Sponsor Support Agreement), convert, in whole or in part, into Company Shares, immediately prior to the Company Amalgamation under this Plan of Arrangement.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Director” means the Director appointed pursuant to Section 260 of the CBCA or Section 278 of the OBCA, as the context requires.

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“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Agent” means the bank or trust company appointed by New SPAC in accordance with the terms of Section 3.03(a) of the Business Combination Agreement.

“Exchange Fund” has the meaning ascribed to such term in Section 3.1(1).

“Final Order” means the final order of the Court pursuant to Subsection 192(4) of the CBCA and Subsection 182(5) of the OBCA in a form acceptable to the Parties, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Arrangement Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

“Governmental Authority” means: (a) any court, tribunal, judicial body or arbitral body or arbitrator; (b) any domestic or foreign government or supranational body or authority whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental body, governmental bureau, governmental department, governmental tribunal or governmental commission of any kind whatsoever; (c) any subdivision or authority of any of the foregoing; (d) any quasi-governmental or private body or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of the foregoing; (e) any stock or securities exchange; and (f) any public utility authority.

“Interim Order” means the interim order of the Court pursuant to Subsection 192(4) of the CBCA and Subsection 182(5) of the OBCA in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Company Shareholders Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws).

“New Investor Convertible Notes” means, collectively, the convertible promissory notes issued by the Company (i) to Belphar Ltd. pursuant to the Belphar Note Purchase Agreement and (ii) to any other New Investors during the period from the date of the Business Combination Agreement until the Closing pursuant to the New Investor Note Purchase Agreement.

“New Investor Note Purchase Agreement” means, collectively, note purchase, subscription or other similar agreements providing for the issuance by the Company of convertible notes to other New Investors on terms and conditions substantially similar to the terms and conditions of the Sponsor Note Purchase Agreement.

“New SPAC” means SPAC as the entity that domesticates and continues from the Cayman Islands as a corporation existing under the Laws of the Province of Ontario, Canada after giving effect to the Continuance.

“New SPAC Amalco” has the meaning ascribed to such term in Section 2.3(d).

“New SPAC Amalgamation” means the amalgamation of New SPAC and Amalco, as described in Section 2.3(d).

“New SPAC Amalgamation Effective Time” means the time at which the step described in Section 2.3(d) becomes effective hereunder.

“New SPAC Shares” means common shares of New SPAC, after giving effect to the Continuance.

“Newco” means 1000397116 Ontario Inc., a corporation incorporated under the OBCA.

“OBCA” means the Business Corporations Act (Ontario).

“OBCA Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required to be filed with the Director pursuant to Section 183(1) of the OBCA after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and substance satisfactory to the Parties, acting reasonably.

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“OBCA Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 183(2) of the OBCA in respect of the OBCA Articles of Arrangement.

“Option Exercise Price” means $0.0001.

“Parties” means, collectively, the Company and SPAC, and “Party” means either of them.

“Per Share Exchange Ratio” means the number obtained by dividing the Aggregate Transaction Consideration by the Company Fully-Diluted Number.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Plan of Arrangement” means this plan of arrangement, subject to any amendments or variations made in accordance with the Business Combination Agreement or Section 4.1 or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Remaining Company Convertible Instruments” means the convertible instruments, set forth in Section 1.01 of the Company Disclosure Schedule, under which the specified portion of principal and accrued interest will remain outstanding following the completion of the Arrangement in accordance with the Business Combination Agreement.

“SEC” means the United States Securities and Exchange Commission.

“SPAC” means Oxus Acquisition Corp., an exempted company limited by shares incorporated under the Laws of the Cayman Islands.

“SPAC Warrant Agreement” means that certain warrant agreement dated September 2, 2021, by and between SPAC and Continental Stock Transfer and Trust Company.

“Sponsor” means Oxus Capital PTE. Ltd.

“Sponsor Convertible Notes” means the convertible notes issued by the Company to Sponsor pursuant to the Sponsor Note Purchase Agreement.

“Sponsor Note Purchase Agreement” means, collectively, the Note Purchase Agreement between the Company and Sponsor dated as of October 21, 2022 and the Note Purchase Agreement between the Company and Sponsor dated as of November 14, 2022, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Subsidiary” of the Company, SPAC, Newco or any other Person means an Affiliate Controlled by such person, directly or indirectly, through one or more intermediaries, and “Subsidiaries” means more than one Subsidiary.

“Tax” means all federal, state, provincial, local and non-U.S. income, profits, franchise, receipts, environmental, shares, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

Section 1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)         Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)         Currency. All references to “dollars” or to “$” are references to Canadian dollars, unless specified otherwise. In the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of The Bank of Canada available before the relevant calculation date.

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(3)         Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)         Certain Phrases, etc. The words (a) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (b) “or” is not exclusive, (c) “day” means “calendar day”, (d) “hereof”, “herein”, “hereunder” and words of similar import, shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement, (e) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, (f) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, and (g) unless stated otherwise, “Article” or “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

(5)         Statutes and Rules. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule and all rules, resolutions and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)         Date for Any Action. If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(7)         Time. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

Article 2
THE ARRANGEMENT

Section 2.1 Business Combination Agreement

This Plan of Arrangement is made pursuant to the Business Combination Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Business Combination Agreement, the provisions of this Plan of Arrangement shall govern.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement shall become effective at the Arrangement Effective Time, and shall be binding on SPAC, Newco, the Company, all Company Shareholders, all Company Optionholders, all holders of Company Convertible Instruments, all holders of Remaining Company Convertible Instruments, all holders of New SPAC Shares, the registrar and transfer agent of the Company, the Exchange Agent and all other Persons at and after the Arrangement Effective Time, without any further act or formality required on the part of any Person.

Section 2.3 Arrangement

Commencing at the Arrangement Effective Time, each of the following events shall occur sequentially in the order set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five-minute intervals starting at the Arrangement Effective Time:

(a)         pursuant to Section 192 of the CBCA, all applicable Company Convertible Instruments outstanding immediately prior to the Arrangement Effective Time (excluding, for greater certainty, the Remaining Company Convertible Instruments and the New Investor Convertible Notes) shall, without further action by or on behalf of a holder of Company Convertible Instruments, be converted into Company Shares pursuant to their terms and the terms of any Conversion Agreements;

(b)         pursuant to Section 192 of the CBCA, all Company Options outstanding immediately prior to the Arrangement Effective Time (whether vested or unvested), notwithstanding the terms of the Company Incentive Plan or any applicable award agreements in relation thereto, shall be deemed to be unconditionally vested and exercisable, and each Company Optionholder shall, without any further action by or on behalf of such Company Optionholder, be deemed to have exercised such

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Company Optionholder’s Company Options in exchange for such number of Company Shares (rounded down to the nearest whole Company Share) having an aggregate fair market value equal to (A) the aggregate fair market value of the Company Shares underlying such Company Optionholder’s Company Options, minus (B) the aggregate Option Exercise Price in respect of such Company Optionholder’s Company Options, and none of the Company or SPAC shall be obligated to pay such Company Optionholder any amount in respect of such Company Option; and, with respect to each Company Option that is exercised pursuant to this Section 2.3(b), as of the effective time of such exercise: (i) the holder thereof shall cease to be the holder of such Company Option, (ii) the holder thereof shall cease to have any rights as a holder in respect of such Company Option or under the Company Incentive Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(b), (iii) such holder’s name shall be removed from the applicable register, and (iv) all agreements, grants and similar instruments relating thereto shall be cancelled;

(c)         Newco and the Company shall be amalgamated pursuant to Subsection 182(1)(d) of the OBCA to form Amalco in such a manner that, upon the Company Amalgamation becoming effective:

(i)          Name: the name of Amalco shall be “Borealis Foods Inc.”;

(ii)         Registered Office: the registered office of Amalco shall be 1540 Cornwall Road, Suite 104, Oakville, Ontario L6J 7W5;

(iii)        Number of Directors: the number of directors of Amalco shall consist of a minimum number of three (3) directors and a maximum number of ten (10) directors. Until changed by the shareholders of Amalco, or by directors of Amalco if authorized to do so, the number of directors of Amalco shall be seven (7);

(iv)        Initial Directors: the initial directors of Amalco shall be Reza Soltanzadeh, Barthelemy Helg, [•], [•], [•], [•] and [•] and such Persons shall hold office until the next annual meeting of shareholders of Amalco or until their successors are appointed or elected;

(v)         Restrictions on Business and Powers: there shall be no restrictions on the business Amalco may carry on or the powers it may exercise;

(vi)        Authorized Capital and Rights, Privileges, Restrictions and Conditions: Amalco’s share capital will be comprised of common shares having the same terms and conditions as the common shares of Newco;

(vii)       Restrictions on the Issue, Transfer or Ownership of Shares: there shall be no restrictions on the issue, transfer or ownership of shares of Amalco;

(viii)      By-laws: the by-laws of Amalco shall be the by-laws of Newco, mutatis mutandis;

(ix)        Effect of Amalgamation:

(A)        Newco and the Company shall cease to exist as entities separate from Amalco;

(B)         Amalco shall assume all the property, rights, privileges and franchises and become subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the predecessor corporations, including the Company’s obligations under the Remaining Company Convertible Instruments and the New Investor Convertible Notes;

(C)         a conviction against, or ruling, order or judgment in favour of or against Newco or the Company may be enforced by or against Amalco; and

(D)        Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against Newco and the Company before the amalgamation has become effective;

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(x)         Articles: the articles of incorporation of Newco shall be deemed to continue to be the articles of amalgamation of Amalco;

(xi)        Exchange of Shares:

(A)        without any action on the part of New SPAC, Newco, the Company or the Company Shareholders, each Company Share shall be exchanged for, in accordance with the terms of the Business Combination Agreement, this Plan of Arrangement and the Exchange Spreadsheet, the number of New SPAC Shares equal to the Per Share Exchange Ratio; and

(B)         each common share of Newco held by New SPAC shall be exchanged for a common share of Amalco on a one-for-one basis;

(xii)       Stated Capital: the aggregate stated capital of the common shares of Amalco will be an amount equal to $1.00;

(d)         New SPAC and Amalco shall amalgamate to form one corporate entity pursuant to Subsection 182(1)(c) of the OBCA, including that (x) notwithstanding the continuation of any corporate identification number, the requirement for a new financial year-end or the administrative implementation of the step described in this Section 2.3(d), the legal existence of New SPAC shall continue, (y) the separate legal existence of Amalco shall cease without Amalco being liquidated or wound up, and (z) New SPAC shall survive the amalgamation (New SPAC, as such surviving entity, “New SPAC Amalco”) (and for the avoidance of doubt, the New SPAC Amalgamation shall qualify as an amalgamation as defined in subsection 87(1) of the ITA). Without limiting the foregoing, upon the New SPAC Amalgamation becoming effective, the New SPAC Amalgamation will, as elaborated below, be effected in such a manner that by virtue or because of the New SPAC Amalgamation (1) all of the property of each of New SPAC and Amalco (other than amounts receivable from New SPAC or Amalco, as applicable, or shares in the capital stock of New SPAC) immediately prior to the New SPAC Amalgamation shall be held by New SPAC Amalco immediately following the New SPAC Amalgamation, as elaborated below, (2) all of the obligations and the liabilities of each of New SPAC and Amalco (other than amounts payable to New SPAC or Amalco) immediately before the New SPAC Amalgamation shall be the obligations and the liabilities of New SPAC Amalco immediately following the New SPAC Amalgamation, as elaborated below, and (3) any obligation of New SPAC or Amalco to pay an amount to the other party will be settled and extinguished as a result of the New SPAC Amalgamation. Subject to the foregoing, at and after the New SPAC Amalgamation becoming effective:

(i)          Name: the name of New SPAC Amalco shall be “Borealis Foods Inc.”;

(ii)         Registered Office: the registered office of New SPAC Amalco shall be 1540 Cornwall Road, Suite 104, Oakville, Ontario L6J 7W5;

(iii)        Number of Directors: the number of directors of New SPAC Amalco shall consist of a minimum number of three (3) directors and a maximum number of thirteen (13) directors. Until changed by the shareholders of New SPAC Amalco, or by directors of New SPAC Amalco if authorized to do so, the number of directors of New SPAC Amalco shall be seven (7);

(iv)        Initial Directors: the initial directors of New SPAC Amalco shall be Reza Soltanzadeh, Barthelemy Helg, [•], [•], [•], [•] and [•] and such Persons shall hold office until the next annual meeting of shareholders of New SPAC Amalco or until their successors are appointed or elected;

(v)         Restrictions on Business and Powers: there shall be no restrictions on the business New SPAC Amalco may carry on or the powers it may exercise;

(vi)        Authorized Capital and Rights, Privileges, Restrictions and Conditions: New SPAC Amalco’s share capital will be comprised of common shares and preferred shares having the terms and conditions attached as Schedule “A” hereto;

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(vii)       Restrictions on the Issue, Transfer or Ownership of Shares: there shall be no restrictions on the issue, transfer or ownership of shares of New SPAC Amalco;

(viii)      By-laws: the by-laws of New SPAC Amalco shall be the by-laws of New SPAC, mutatis mutandis;

(ix)        Effect of Amalgamation:

(A)        New SPAC Amalco shall continue to own and hold all of the property of New SPAC and shall become the owner and holder of all of the property of Amalco, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by the New SPAC Amalgamation and all obligations of the Parties, whether arising by contract or otherwise, may be enforced against New SPAC Amalco to the same extent as if such obligations had been incurred or contracted by New SPAC Amalco;

(B)         New SPAC Amalco shall continue to be liable for the obligations of New SPAC and shall become liable for the obligations of Amalco, including Amalco’s obligations under the Remaining Company Convertible Instruments and the New Investor Convertible Notes, other than any obligations that are settled and extinguished in accordance with Section 2.3(d)(3);

(C)         for greater certainty, and except as otherwise provided for herein in relation to Amalco, the New SPAC Amalgamation shall not constitute a transfer or assignment of the rights or obligations of any Party under any contracts, permits and interests of the Parties;

(D)        a conviction against, or ruling, order or judgment in favour of or against New SPAC or Amalco may be enforced by or against New SPAC Amalco; and

(E)         New SPAC Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against New SPAC and Amalco before the amalgamation has become effective;

(x)         Articles: the articles of continuance of New SPAC shall be deemed to continue to be the articles of amalgamation of New SPAC Amalco;

(xi)        Cancellation and Continuation of Shares:

(A)        each issued and outstanding share in the capital of Amalco immediately prior to the amalgamation will be cancelled without any repayment of capital in respect thereof;

(B)         no securities will be issued and no assets will be distributed by New SPAC Amalco in connection with the amalgamation; and

(C)         the issued and outstanding common shares of New SPAC immediately prior to the amalgamation will survive and continue to be common shares of New SPAC Amalco without amendment;

(xii)       Stated Capital: the stated capital of the common shares of New SPAC Amalco will be an amount equal to the stated capital of the common shares of New SPAC immediately before the amalgamation;

(e)         the New Investor Convertible Notes shall convert into New SPAC Shares pursuant to the terms of the Belphar Note Purchase Agreement or the New Investor Note Purchase Agreement, as applicable;

provided that none of the foregoing shall occur unless all of the foregoing occur.

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Article 3
EXCHANGE OF CERTIFICATES AND PAYMENTS

Section 3.1 Payment of Aggregate Transaction Consideration

(1)         Following receipt of the Final Order and prior to the Arrangement Effective Date, SPAC shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the Company Shareholders, for exchange in accordance with this Plan of Arrangement, the number of New SPAC Shares sufficient to deliver the Aggregate Transaction Consideration payable pursuant to the Business Combination Agreement (such certificates for New SPAC Shares being hereinafter referred to as the “Exchange Fund”). New SPAC shall cause the Exchange Agent pursuant to irrevocable instructions to pay the Aggregate Transaction Consideration out of the Exchange Fund in accordance with the Business Combination Agreement and this Plan of Arrangement.

(2)         The consideration contemplated by Section 3.1(1) shall be held by the Exchange Agent as agent and nominee for the Company Shareholders in accordance with the provisions of this Article 3. Upon surrender to the Exchange Agent for cancellation of a certificate (or where applicable, confirmation of book-entry only entries) which immediately prior to the step described in Section 2.3(c) becoming effective represented outstanding Company Shares, together with such additional documents and instruments as the Exchange Agent may reasonably require, the Exchange Agent shall deliver book-entry only entries representing the New SPAC Shares that such Company Shareholder is entitled to receive under the Arrangement, less any amounts required to be withheld pursuant to Section 3.4.

(3)         Until surrendered for cancellation as contemplated by this Section 3.1, each certificate, agreement or other instrument (as applicable) which immediately prior to the step described in Section 2.3(c) becoming effective represented outstanding Company Shares shall be deemed at all times after the Arrangement Effective Time to represent only the right to receive upon such surrender the New SPAC Shares which such holder is entitled to receive pursuant to Section 3.1(2).

(4)         Any certificate, agreement or other instrument that immediately prior to the Arrangement Effective Time represented outstanding Company Shares (including the right of a former holder of Company Convertible Instruments or a Company Option) not duly deposited or surrendered with all other documents required by this Section 3.1 on or before the third anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder thereof of any kind or nature against or in the Company or SPAC. On such date, all consideration, including any New SPAC Shares, to which such former holder was entitled under this Plan of Arrangement shall be deemed to have been surrendered and forfeited to New SPAC for no consideration, together with all entitlements to dividends, distributions and interest thereon held for such former holder, and in respect of such forfeited New SPAC Shares, such New SPAC Shares shall be cancelled.

(5)         No Company Securityholder shall be entitled to receive any consideration with respect to the Company Shares or the Company Convertible Instruments, as applicable, other than the consideration to which such holder is entitled to receive under the Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

(6)         All dividends payable with respect to any New SPAC Shares allotted and issued pursuant to this Plan of Arrangement for which a certificate has not been issued shall be paid or delivered to the Exchange Agent to be held by the Exchange Agent in trust for the registered holder thereof. The Exchange Agent shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Exchange Agent in such form as the Exchange Agent may reasonably require, such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

Section 3.2 Lost Certificates

In the event any certificate which immediately prior to the Arrangement Effective Time represented one or more outstanding Company Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to New SPAC)

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of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent shall issue and deliver, in exchange for such lost, stolen or destroyed certificate, the New SPAC Shares which such holder is entitled to receive pursuant to Section 3.1(2), less any amounts required to be withheld pursuant to Section 3.4. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give a bond or surety satisfactory to New SPAC and the Exchange Agent in such reasonable and customary sum as SPAC may direct, or otherwise indemnify New SPAC and the Exchange Agent in a manner satisfactory to New SPAC and the Exchange Agent, against any claim that may be made against New SPAC or the Exchange Agent with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 3.3 No Fractional Shares

In no event shall a Company Securityholder be entitled to a fractional New SPAC Share. Where the aggregate number of New SPAC Shares to be issued to a Company Securityholder pursuant to the Business Combination Agreement, this Plan of Arrangement and the Exchange Spreadsheet would result in a fraction of a New SPAC Share being issuable, the number of New SPAC Shares to be received by such Company Securityholder shall be rounded up or down to the nearest whole New SPAC Share, with a fraction of 0.5 rounded up. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

Section 3.4 Withholding Rights

Each of the Company, SPAC and New SPAC, as applicable, shall be entitled to deduct or withhold from the consideration otherwise payable pursuant to this Plan of Arrangement to any Person such amounts as it is required to deduct or withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), the ITA and other applicable Canadian Law, or other provision of U.S. state, local or non-U.S. Tax Law; provided, however, except with respect to the payment or issuance of consideration as compensation for services, SPAC and New SPAC, as applicable, shall reasonably cooperate with Company Shareholders to establish any available reduction in or exemption from such intended deduction or withholding, and SPAC and New SPAC, as applicable, shall use commercially reasonable efforts to provide such Party notice three (3) days prior to any withholding so that such person can provide any documents necessary; provided further, and notwithstanding the foregoing, SPAC and New SPAC, as applicable, shall withhold such amounts as may be required to be withheld pursuant to Section 1445 of the Code and shall reasonably cooperate with the Company to reduce or eliminate any such withholding in accordance with applicable Law. The Company, SPAC or New SPAC, as the case may be, is hereby authorized to dispose of such portion of any share or other security payable, issuable or transferable pursuant to this Plan of Arrangement as is necessary to provide sufficient funds to the Company, SPAC or New SPAC, as the case may be, to enable it to comply with such deduction and withholding requirement and the Company, SPAC or New SPAC, as the case may be, shall use commercially reasonable efforts to notify the other Person of such disposition and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to the Person entitled to receive such consideration. To the extent that amounts are so deducted or withheld by the Company, SPAC or New SPAC, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the holder of the Company Shares, Company Convertible Instruments and/or Company Options (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made by the Company or New SPAC, as the case may be.

Section 3.5 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 3.6 Paramountcy

From and after the Arrangement Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options and Company Convertible Instruments issued or outstanding prior to the Arrangement Effective Time; and (b) the rights and obligations of the Company Shareholders, the Company Optionholders, the holders of Company Convertible Instruments, the Company and its Subsidiaries, SPAC and its Affiliates, the Exchange Agent and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement.

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Article 4
AMENDMENTS

Section 4.1 Amendments to Plan of Arrangement

(1)         The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Arrangement Effective Time; provided that each such amendment, modification and/or supplement must be (a) set out in writing, (b) approved by the Parties, each acting reasonably, (c) filed with the Court and, if made following the Company Shareholders Meeting, approved by the Court, and (d) communicated to the Company Securityholders if and as required by the Court.

(2)         Any amendment, modification or supplement to this Plan of Arrangement may be proposed by either of the Parties at any time prior to the Company Shareholders Meeting or the SPAC Shareholders’ Meeting (provided that the other Party has consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Shareholders Meeting or the SPAC Shareholders’ Meeting, as applicable (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)         Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Shareholders Meeting and the SPAC Shareholders’ Meeting shall be effective only if (a) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (b) if required by the Court, it is consented to by some or all of the Company Securityholders or the SPAC Shareholders voting in the manner directed by the Court.

(4)         Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval; provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Company Securityholder or (ii) is an amendment contemplated in Section 4.1(5).

(5)         Any amendment, modification or supplement to this Plan of Arrangement may be made following the Arrangement Effective Date unilaterally by New SPAC; provided that it concerns a matter which, in the reasonable opinion of New SPAC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Securityholder.

(6)         This Plan of Arrangement may be withdrawn prior to the Arrangement Effective Time in accordance with the terms of the Business Combination Agreement.

Article 5
FURTHER ASSURANCES

Section 5.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, following the Arrangement Effective Time, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required or advisable by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE “A”

TERMS AND CONDITIONS OF COMMON SHARES AND PREFERRED SHARES OF NEW SPAC AMALCO

(See attached.)

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SCHEDULE OF SHARE CAPITAL

The authorized capital of the Corporation shall consist of:

(a)         one class of shares, to be designated as “Common Shares”, in an unlimited number; and

(b)         one class of shares, to be designated as “First Preferred Shares”, issuable in series, to be limited in number to an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any First Preferred Shares, such shares having attached thereto the following rights, privileges, restrictions and conditions.

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

1.           Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation, except meetings at which only holders of a different class or series of shares of the Corporation are entitled to vote, and shall be entitled to one vote for each Common Share.

2.           Dividends

Subject to the prior rights and privileges attached to any other class or series of shares of the Corporation, the holders of the Common Shares shall be entitled to receive dividends at such times and in such amounts as the directors of the Corporation may in their discretion from time to time declare.

3.           Liquidation

Subject to the prior rights and privileges attached to any other class or series of shares of the Corporation, upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of its assets among its shareholders for the purpose of winding up its affairs (such event referred to herein as a “Distribution”), each holder of Common Shares shall have the right to receive, in cash or other assets, for each Common Share held, from out of (but only to the extent of) the remaining property of the Corporation legally available for distribution to shareholders, its pro rata share of such remaining property based on the number of Common Shares held thereby, and shall rank equally with all holders of Common Shares with respect to such Distribution.

FIRST PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the First Preferred Shares, as a class, shall be as follows:

1.           Issuance in Series

(a)         Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Ontario) (the “Act”), the Board of Directors may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

(b)         Subject to the filing of Articles of Amendment in accordance with the Act and the provisions, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of First Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

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2.           Dividends

The holders of each series of First Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the First Preferred Shares from time to time with respect to the payment of dividends, to be paid ratably with holders of each other series of First Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

3.           Liquidation

In the event of a Distribution, holders of each series of First Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the First Preferred Shares from time to time with respect to payment on a Distribution, to be paid ratably with holders of each other series of First Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

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Annex D

FORM OF SHAREHOLDER SUPPORT AGREEMENT

THIS SHAREHOLDER SUPPORT AGREEMENT is made effective as of February 23, 2023

AMONG:

Oxus Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”)

- and -

Borealis Foods Inc., a corporation incorporated under the laws of Canada (the “Company”)

- and -

[_____] (the “Shareholder”)

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, 1000397116 Ontario Inc. (“Newco”) and the Company have entered into a business combination agreement (the “Business Combination Agreement”) regarding a proposed plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “OBCA”), pursuant to which, among other things: (a) prior to the Arrangement, SPAC shall domesticate and continue as a corporation existing under the laws of the Province of Ontario and deregister as an exempted company incorporated under the laws of the Cayman Islands; (b) each Company Convertible Instrument shall convert into Company Shares pursuant to the terms of the applicable Conversion Agreement and the Plan of Arrangement; (c) all Company Options then outstanding shall be fully vested and exercised, in full, for Company Shares in accordance with their terms; (d) Newco and the Company shall amalgamate to form Amalco and pursuant to such amalgamation, (i) all of the issued and outstanding Company Shares shall be exchanged for New SPAC Shares and (ii) Newco Shares held by New SPAC shall be exchanged for Amalco Shares on a one-for-one basis, in each case, upon and subject to the terms and conditions set forth in the Business Combination Agreement and the Plan of Arrangement; (e) Amalco shall amalgamate with New SPAC and pursuant to such amalgamation, (i) all outstanding Amalco Shares shall be cancelled without any repayment of capital in respect thereof and (ii) New SPAC shall assume all of the property, rights, privileges and franchises and become subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of Amalco, including its obligations under the Remaining Company Convertible Instruments; and (f) the New Investor Convertible Notes shall convert into New SPAC Shares pursuant to the terms of the New Investor Note Purchase Agreement;

AND WHEREAS, the Shareholder beneficially owns, or exercises control or direction over, the Company Shares set out in Schedule A hereto;

AND WHEREAS, the Shareholder understands and acknowledges that SPAC and the Company are entering into the Business Combination Agreement in reliance upon the execution and delivery of this Agreement by the Shareholder and the terms and conditions contained herein and, in consideration for SPAC and the Company entering into the Business Combination Agreement and agreeing to the provisions of this Agreement, the Shareholder agrees to be bound by this Agreement, which sets out the terms and conditions upon which it has agreed, among other things, to support the Arrangement and to cause its Subject Securities to be voted in favour of the Arrangement;

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NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties covenant and agree as follows:

1.           Definitions

In this Agreement, any capitalized term used herein and not defined in this Section 1 shall have the meaning ascribed thereto in the Business Combination Agreement or the Plan of Arrangement, as applicable. Unless the context otherwise requires, the following words and phrases used in this Agreement (including the recitals hereto) shall have the meanings hereinafter set out:

“Agreement” means this shareholder support agreement, as amended, supplemented or modified from time to time;

“Business Combination Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

“Company” has the meaning ascribed thereto in the preamble to this Agreement;

“Newco” has the meaning ascribed thereto in the recitals to this Agreement;

“Party” means a party to this Agreement, and “Parties” means all parties to this Agreement;

“Shareholder” has the meaning ascribed thereto in the preamble to this Agreement;

“SPAC” has the meaning ascribed thereto in the preamble to this Agreement; and

“Subject Securities” means all Company Shares beneficially owned, or over which control or direction is exercised by the Shareholder, including any Company Shares that the Shareholder acquires beneficial ownership of, or control or direction over, after the date hereof.

2.           Covenants of the Shareholder

Subject to the terms and conditions of this Agreement, the Shareholder hereby covenants and agrees, solely in the Shareholder’s capacity as a shareholder of the Company and not in the Shareholder’s capacity as an officer or director of the Company, if applicable, with SPAC and the Company that, unless otherwise consented to in writing by SPAC and the Company, the Shareholder shall:

(a)         be present in person or by proxy and vote (or cause to be voted) all Subject Securities at any meeting of Company Shareholders called to vote on any of the matters described in clauses (i), (ii), (iii) or (iv) below, including the Company Shareholders Meeting: (i) for and in favour of the approval and adoption of the Business Combination Agreement and approval of the Transactions, including the Company Arrangement Resolution and any other matter necessary for the consummation of the Transactions and the Arrangement; (ii) other than as contemplated in paragraph (i), against any business combination, arrangement, amalgamation, merger, consolidation, reorganization, recapitalization, liquidation, dissolution, winding-up, material asset sale or similar transaction involving the Company, or any issuance of securities by the Company, or any resolution to approve, ratify or adopt any of the foregoing; (iii) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Business Combination Agreement; and (iv) against any resolution, transaction or other action that is inconsistent with, or could reasonably be likely to impede, interfere with, delay, postpone, or adversely affect the Arrangement or any of the other matters and transactions contemplated by the Business Combination Agreement, including against any Company Competing Transaction in respect of the Company, and, in each case, cause the Subject Securities to be counted as present at the Company Shareholders Meeting in respect of any of the matters described in clauses (i), (ii), (iii) or (iv) above, as applicable, for quorum purposes;

(b)         without limiting paragraph 2(a): (i) duly deposit or deliver (or cause to be duly deposited or delivered) valid proxies, duly completed and executed, in respect of the Subject Securities, at least three (3) calendar days prior to the Company Shareholders Meeting, directing that all of the Subject Securities, as applicable, be voted in favour of the Transactions, the Company Arrangement Resolution and any other matter necessary for the consummation of the Arrangement; (ii) upon SPAC’s written request, provide SPAC with

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confirmation of the deposit or delivery of valid proxies as aforesaid; and (iii) not take (or permit any Person on its behalf to take) any action to withdraw, amend or invalidate any proxy deposited or delivered pursuant to this Agreement;

(c)         not, directly or indirectly, sell, transfer, gift, assign, convey, lien, pledge, hypothecate, encumber, grant a security interest in or option, or enter into any derivative transactions in respect of, or otherwise dispose of any right or interest (including any economic consequence of ownership) in, any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith other than pursuant to the Arrangement prior to the Closing or the termination of the Business Combination Agreement in accordance with the terms thereof, provided that: (i) the foregoing restriction shall not prevent the Shareholder from converting or exercising any of the Subject Securities in accordance with their terms; and (ii) the Shareholder may sell, gift, transfer, assign or convey any or all of the Subject Securities (to the extent permitted by the terms of the applicable Subject Securities) to an Affiliate or associate (as defined in the Securities Act (Ontario)) of the Shareholder, provided that such Affiliate or associate enters into an agreement with SPAC on the same terms as this Agreement, or otherwise agrees with SPAC to be bound by the provisions hereof;

(d)         not: (i) grant or agree to grant any proxy, power of attorney or other right to vote any of the Subject Securities, deposit any of its Subject Securities into a voting trust or pooling agreement, or enter into any agreement, arrangement or understanding with respect to the voting of any of its Subject Securities, that is inconsistent with, or would interfere with or prohibit or prevent the Shareholder from satisfying its obligations provided in, this Agreement; (ii) deposit or tender (or permit to be deposited or tendered) any securities of the Company to any take-over bid or other Company Competing Transaction in respect of the Company; or (iii) requisition or join in the requisition of any meeting of Company Shareholders;

(e)         not: (i) take any action, that opposes or competes with, or could reasonably be expected to frustrate, impede, interfere with, delay, postpone, restrain, prevent or adversely affect the Arrangement or any of the other matters and transactions contemplated by the Business Combination Agreement; or (ii) act jointly or in concert with any Person or group of Persons with respect to voting securities of the Company or SPAC in opposition to or competition with the Arrangement or any of the other matters and transactions contemplated by the Business Combination Agreement, or in support of any Company Competing Transaction in respect of the Company;

(f)          not exercise or assert (or permit to be exercised or asserted on its behalf): (i) any rights of dissent or appraisal that are available pursuant to applicable Law with respect to the Subject Securities in respect of the Arrangement or the Company Arrangement Resolution, all of which rights are hereby irrevocably and unconditionally waived by the Shareholder to the fullest extent permitted by Law; or (ii) any other rights or remedies with respect to the Subject Securities that are available pursuant to applicable Law that could reasonably be expected to frustrate, impede, interfere with, delay, postpone, restrain, prevent or adversely affect the Arrangement or any of the other matters and transactions contemplated by the Business Combination Agreement;

(g)         not: (i) withdraw, amend, modify or qualify, or publicly propose or state any intention to withdraw, amend, modify or qualify, its support for the Arrangement or any of the other matters and transactions contemplated by the Business Combination Agreement; or (ii) accept, approve, endorse, recommend or enter into, or publicly propose or state any intention to accept, approve, endorse, recommend or enter into, any publicly disclosed Company Competing Transaction in respect of the Company, or make or enter into any agreement, arrangement or understanding, written or oral, in respect of a Company Competing Transaction in respect of the Company;

(h)         not: (i) solicit any proxies, or participate in any solicitation of proxies, with respect to the voting of any securities of the Company other than in favour of the Company Arrangement Resolution and the other matters and transactions contemplated by the Business Combination Agreement; or (ii) make any announcement or public disclosure with respect to any of the matters in this paragraph 2(h), except to the extent required by applicable Law;

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(i)          immediately cease all solicitations, encouragements, discussions, negotiations or other activities (including through any Affiliate or Representative), if any, with any Person other than SPAC and its Representatives, with respect to any Company Competing Transaction in respect of the Company or expression of interest relating to a Company Competing Transaction in respect of the Company, or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, a Company Competing Transaction in respect of the Company;

(j)          not take or omit to take any action that would cause any of its representations or warranties set forth in Section 5 to become untrue or incorrect in any material respect, and promptly notify SPAC if any of its representations and warranties contained in Section 5 becomes untrue or incorrect in any material respect;

(k)         not act jointly or in concert with, or otherwise knowingly cooperate in any way with, or assist (including by providing financial assistance), facilitate, encourage or participate in, any effort or attempt by any other Person or group of Persons to do or seek to do anything contrary to the foregoing;

(l)          not do indirectly, including through any Affiliate or Representative, that which it may not do directly by the terms of this Section 2, provided that for certainty any actions by any Representative of the Shareholder who is a director or officer of the Company which are taken or omitted from being taken in such Representative’s capacity as a director or officer of the Company shall not be deemed or interpreted to be indirect actions of the Shareholder hereunder; and

(m)        agree to execute such documents or certificates evidencing the above agreements as SPAC may reasonably request in connection therewith.

3.           Termination of the Company Shareholders Agreement

The Company and the Shareholder, by this Agreement, with respect to the Subject Securities, hereby agree that, subject to the occurrence of, and effective immediately prior to, the Company Amalgamation Effective Time, (i) the Company Shareholders Agreement, (ii) the ESOP Shareholders Agreement of the Company, and (iii) if applicable to the Shareholder, in their role as a shareholder of the Company, any rights under any agreement between the Company and the Shareholder providing for redemption rights, put rights, purchase rights or other similar rights not generally available to Company Shareholders are hereby terminated with no further force or effect from and after such effective time.

4.           Binding Effect of the Business Combination Agreement

The Shareholder hereby acknowledges that the Shareholder has received and read the Business Combination Agreement and this Agreement and has had the opportunity to consult with the Shareholder’s tax and legal advisors. The Shareholder hereby agrees, solely in the Shareholder’s capacity as a shareholder of the Company and not in the Shareholder’s capacity as an officer or director of the Company, if applicable, to be bound by, and comply with, Section 7.04(a) (Exclusivity) and Section 7.09 (Public Announcements) of the Business Combination Agreement as if the Shareholder was an original signatory to the Business Combination Agreement with respect to such provisions. The foregoing covenant shall not apply to any action taken by or on behalf of the Shareholder in the Shareholder’s capacity, if applicable, as a director or officer of the Company and is subject to Section 20.

5.           Representations and Warranties of the Shareholder

The Shareholder represents and warrants to SPAC and the Company as follows, and acknowledges that SPAC and the Company are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)         the Shareholder has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)         this Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and legally binding agreement of the Shareholder enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

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(c)         none of the execution, delivery or performance of this Agreement by the Shareholder, or completion of the transactions contemplated hereby, (i) violates or conflicts with any applicable Law, (ii) violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with), any Governing Documents of the Shareholder (as applicable) or pursuant to any applicable Law, to which the Shareholder is bound, except in each case as would not impair the ability of the Shareholder to perform its obligations hereunder, (iii) requires any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity or (iv) results in the creation of any encumbrance on any of the Subject Securities;

(d)         as of the date hereof, the Shareholder beneficially owns, and exercises control and direction over, the number of Subject Securities set forth opposite its name on Schedule A hereto;

(e)         as of the date hereof, except as set forth in the Company Shareholders Agreement (and subject to Section 3), the Shareholder has the sole and exclusive right to sell and vote or direct the sale and voting of the Company Shares set forth on Schedule A hereto;

(f)          except as set forth in the Company Shareholders Agreement (and subject to Section 3), none of the Subject Securities are subject to any shareholders’ agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, or any right or privilege (by Law or contract) capable of becoming a shareholders’ agreement, voting trust, pooling agreement or similar agreement, commitment, understanding or arrangement, in each case, that are inconsistent with, or would interfere with, or prohibit or prevent it from satisfying its obligations pursuant to, this Agreement;

(g)         except as set forth in the Company Shareholders Agreement (and subject to Section 3), there is no proxy in existence with respect to any of the Subject Securities;

(h)         except as set forth in the Company Shareholders Agreement (and subject to Section 3), no Person has, or to the knowledge of the Shareholder, will at any time during the term of this Agreement have, any agreement or option, or any right or privilege (by Law or contract) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto (including any right to vote), other than pursuant to this Agreement and the Business Combination Agreement; and

(i)          as of the date hereof, there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Shareholder, threatened against it that adversely affects the Shareholder’s ability to enter into this Agreement and perform its obligations hereunder, or its title to any of the Subject Securities.

6.           Representations and Warranties of SPAC

SPAC represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)         SPAC has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)         this Agreement has been duly executed and delivered by SPAC and constitutes a valid and legally binding agreement of SPAC enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)         none of the execution, delivery or performance of this Agreement by SPAC, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with) any Governing Documents, agreement, arrangement, deed, indenture, understanding or restriction of any kind, including pursuant to any applicable Law, to which SPAC is a party or by which it is bound, except in each case as would not impair the ability of SPAC to perform its obligations hereunder; and

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(d)         there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of SPAC, threatened against it or any of its Affiliates that adversely affects SPAC’s ability to enter into this Agreement and perform its obligations hereunder.

7.           Representations and Warranties of the Company

The Company represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)         the Company has all necessary power, authority, right and capacity to execute and deliver this Agreement, and to perform its obligations hereunder and complete the transactions contemplated hereby;

(b)         this Agreement has been duly executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction;

(c)         none of the execution, delivery or performance of this Agreement by the Company, or completion of the transactions contemplated hereby, violates or constitutes a breach or default under, or conflicts with (or would with the giving of notice, the lapse of time or the happening of any other event or condition violate or constitute a breach or default under, of conflict with) any Governing Documents, agreement, arrangement, deed, indenture, understanding or restriction of any kind, including pursuant to any applicable Law, to which the Company is a party or by which it is bound, except in each case as would not impair the ability of the Company to perform its obligations hereunder; and

(d)         there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Company, threatened against it or any of its Affiliates that adversely affects the Company’s ability to enter into this Agreement and perform its obligations hereunder.

8.           Termination

This Agreement and the Parties’ respective rights and obligations hereunder shall terminate on the earliest of:

(a)         the mutual written consent of SPAC, the Company and the Shareholder, by an instrument in writing signed by each Party, to terminate this Agreement;

(b)         notice being delivered by the Shareholder to SPAC and the Company if, following the date of this Agreement and without the prior written consent of the Shareholder, there is any amendment or modification to the Business Combination Agreement and the Arrangement that materially adversely affects the Shareholder, including, but not limited to, any amendment or modification (whether or not materially adverse to the Shareholder) to decrease the amount of, or change the form of, the consideration payable for the Subject Securities as set out in the Arrangement;

(c)         the time (if any) at which the Business Combination Agreement is terminated in accordance with the terms thereof; and

(d)         the Closing.

Upon termination or expiration of this Agreement, as applicable, neither Party shall have any further obligations or liabilities under this Agreement, provided, however, that: (i) the provisions of Section 8, Sections 10-18, inclusive, and Sections 21-23, inclusive, shall survive termination of this Agreement and (ii) nothing herein shall relieve a Party from liability for any breach of this Agreement that occurs prior to termination, or prejudice the rights of the other Parties as a result of any such breach. For the avoidance of doubt, the representations and warranties of the Shareholder, SPAC and the Company set forth in Section 5, Section 6 and Section 7, respectively, shall not survive the termination of this Agreement.

Annex D-6

SPAC (and New SPAC as its successor) agree that the Shareholder is an intended third-party beneficiary of the provisions in Section 3.03(e) (Withholding Rights) and Section 7.10 (Tax Matters) of the Business Combination Agreement and confirms that the obligations in Section 3.03(e) (Withholding Rights) and Section 7.10 (Tax Matters) of the Business Combination Agreement that are to be performed post-Closing shall survive for the period set forth in the Business Combination Agreement.

9.           Shares Subject to Plan of Arrangement

The Shareholder understands and acknowledges that, in accordance with the Plan of Arrangement: (i) all Subject Securities will be exchanged for new securities of New SPAC (the “New SPAC Securities”); [and] (ii) the Shareholder will become bound by the Registration Rights Agreement, substantially in the form attached to the Business Combination Agreement [and (iii) the Shareholder will become bound by the Lock-Up Agreement, substantially in the form attached to the Business Combination Agreement, pursuant to which, among other things, the Shareholder shall not be permitted to transfer the New SPAC Securities during the Lock-Up Period (as defined in the Lock-Up Agreement)].

10.         Remedies

The Parties acknowledge and agree that irreparable damage would occur to the non-breaching Parties for which monetary damages would not be an adequate remedy if any provision of this Agreement were not performed in accordance with the terms hereof or are otherwise breached, and, accordingly, that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the transactions contemplated by this Agreement and the Business Combination Agreement) in Court of Chancery of the State of Delaware or Federal court of the United States of America sitting in U.S. District Court for the District of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. The Parties hereby further waive (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

11.         Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses or e-mail addresses (or at such other address or e-mail address for a Party as shall be specified in a notice given in accordance with this Section 11):

(a)          if to the Shareholder:

[_____]
Attention: [_____]
E-mail: [_____]

(b)         if to SPAC:

Oxus Acquisition Corp.
7F 77/2 AL-FARABI AVENUE
ALMATY 1P 050040
Kazakhstan
Attention: Kanat Mynzhanov
E-mail: info@oxusacquisition.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, NY 10017
Attention: Jason Kislin; Michael Helsel
E-mail: kislinj@gtlaw.com; helselm@gtlaw.com

Annex D-7

and

Torys LLP
525 – 8th Avenue S.W., 46th Floor
Eighth Avenue Place East
Calgary, AB T2P 1G1
Attention: Stephanie Stimpson
E-mail: sstimpson@torys.com

(c)          if to the Company:

Borealis Foods Inc.
1540 Cornwall Road
Suite 104
Oakville, Ontario L6J 7W5
Attention: Pouneh Rahimi
E-mail: prahimi@borealisfoods.ca

with a copy to (which shall not constitute notice):

Nixon Peabody LLP
Tower 46, 55 West 46th Street
New York, NY 10036-4120
Attention: Richard F. Langan, Jr.; Christopher Keefe
E-mail: rlangan@nixonpeabody.com; CKEEFE@nixonpeabody.com

and

Bennett Jones LLP
4500, 855-2nd Street SW
Calgary, Alberta T2P 4K7
Attention: John Mercury; James McClary
E-mail: MercuryJ@bennettjones.com; McClaryJ@bennettjones.com

12.         Interpretation

(a)         (i) The words “hereof”, “herein”, hereby,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the preamble to this Agreement; (iii) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (iv) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (v) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms; (vi) any references herein to a specific Section or Schedule shall refer, respectively, to Sections or Schedules of or to this Agreement; (vii) references herein to any gender (including the neuter gender) includes each other gender; (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “including” means “including without limitation”; (x) the word “shall” indicates a mandatory obligation; (xi) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof; (xii) references to “dollar”, “dollars” or “$” shall be to the lawful currency of the United States; (xiii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; and (xiv) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(b)         The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement.

Annex D-8

(c)         Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)         This Agreement is intended to create, and creates a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the Parties.

13.         Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement and by the Business Combination Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement and by the Business Combination Agreement be consummated as originally contemplated to the fullest extent possible.

14.         Entire Agreement; Assignment

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any Party without the prior express written consent of the other Parties, which shall not be unreasonably withheld, conditioned or delayed.

15.         Amendment

This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by each of the Parties, and any attempt to make such amendment, modification or supplement without an instrument in writing signed by each of the Parties shall be null and void.

16.         Parties in Interest

This Agreement shall be binding upon and inure solely to the benefit of each Party (and SPAC’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

17.         Governing Law

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in Court of Chancery of the State of Delaware or Federal court of the United States of America sitting in U.S. District Court for the District of Delaware. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment

Annex D-9

or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, the transactions contemplated hereby or the subject matter hereof, may not be enforced in or by such courts.

18.         Costs and Expenses

Except to the extent set forth in the Business Combination Agreement, each Party shall bear and be solely responsible for the fees, charges and disbursements of its respective financial, legal and other advisors, and all other costs and expenses of any nature or kind whatsoever, howsoever incurred, in connection with the preparation, execution, delivery and performance of this Agreement and completion of the transactions contemplated hereby and by the Business Combination Agreement.

19.         Disclosure

(a)         The Shareholder agrees to promptly provide SPAC and the Company with any information pertaining to the Shareholder that SPAC or the Company may reasonably require for the preparation by SPAC and the Company of a registration statement on Form S-4 to be filed with the SEC or any news release or other disclosure document (including, without limitation, in connection with the SPAC Shareholders’ Meeting or the Company Shareholders Meeting, as the case may be) required to be filed by SPAC or the Company with any Governmental Authority in connection with the matters contemplated by this Agreement and to promptly notify SPAC and the Company of any required corrections to any such information provided by the Shareholder for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as required by applicable Law, no Party shall make any public announcement or statement with respect to this Agreement without the consent of the other Parties, which shall not be unreasonably withheld, conditioned or delayed.

(b)         The Shareholder irrevocably and unconditionally consents to the public disclosure by SPAC and the Company: (i) of the existence of this Agreement, pursuant to applicable Law and the court proceedings to be commenced under section 182 of the OBCA in respect of the Arrangement; (ii) of the details of this Agreement being set out in the news release announcing the entering into of the Business Combination Agreement, any documents filed by SPAC or the Company pursuant to applicable Law and materials filed with the court; and (iii) as applicable, to this Agreement being filed on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) and on the System for Electronic Document Analysis and Retrieval (SEDAR) pursuant to applicable Law, and with the court.

20.         Fiduciary Duties

SPAC and the Company hereby agree and acknowledge that the Shareholder is bound hereunder solely in his capacity as a shareholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in his capacity as a director or officer of the Company (if the Shareholder holds such office) or restrict, limit or prohibit the Shareholder in his capacity as a director or officer of the Company (if the Shareholder holds such office) from fulfilling or exercising his fiduciary duties as a director or officer owing to the Company under applicable Law.

21.         Counterparts

This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

22.         Timing of Effectiveness

This Agreement shall not be effective or binding upon any Party until after such time as the Business Combination Agreement is executed and delivered by SPAC, Newco and the Company (subject to any provisions hereof that provide for a later effective date thereof).

Annex D-10

23.         Waiver of Jury Trial

Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement and by the Business Combination Agreement. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement and by the Business Combination Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 23.

[Remainder of page intentionally left blank; signature page follows]

Annex D-11

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OXUS ACQUISITION CORP.
By:
Name:
Title:
BOREALIS FOODS INC.
By:
Name:
Title:
[_____]
By:
Name:
Title:

Annex D-12

SCHEDULE A

COMPANY SHARES

Name of Shareholder:
[_____]
Number of Subject Securities Held:
Company Shares (Class A)
Company Shares (Class B)
Company Shares (Class C)
Company Options

Annex D-13

Annex E

SPONSOR SUPPORT AGREEMENT

SPONSOR SUPPORT AGREEMENT, dated as of February 23, 2023 (this “Agreement”), by and among Oxus Capital Pte. Ltd., a private limited company incorporated under the Laws of Singapore (“Sponsor”), Oxus Acquisition Corp., an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SPAC”), and Borealis Foods Inc., a corporation incorporated under the Laws of Canada (the “Company”).

WHEREAS, SPAC, 1000397116 Ontario Inc., a corporation incorporated under the Laws of the Province of Ontario, Canada (“Newco”), and a wholly owned subsidiary of SPAC, and the Company propose to enter into, on the date hereof, a business combination agreement (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement), pursuant to which, among other things, upon the terms and subject to the conditions thereof, (a) SPAC shall domesticate and continue as a corporation existing under the Laws of the Province of Ontario, Canada (such continuing entity referred to as “New SPAC”) and deregister as an exempted company incorporated under the Laws of the Cayman Islands, (b) Newco and the Company shall amalgamate in accordance with the terms of the Plan of Arrangement (Newco and the Company as so amalgamated, “Amalco”) and (c) Amalco and New SPAC shall amalgamate pursuant to Section 177(1) of the OBCA, in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement (the “New SPAC Amalgamation”), with New SPAC surviving the New SPAC Amalgamation;

WHEREAS, as of the date hereof, Sponsor owns beneficially and of record 4,162,500 SPAC Class B Shares (the “Sponsor Founder Shares”);

WHEREAS, the Company and Sponsor entered into a Note Purchase Agreement dated as of October 21, 2022 and a Note Purchase Agreement dated as of November 14, 2022 (as amended, restated, supplemented or otherwise modified, collectively, the “Sponsor Note Purchase Agreement”), pursuant to which, the Company issued convertible notes in favor of Sponsor (the “Sponsor Convertible Notes”) in the aggregate principal amount of USD$20,000,000 per the terms and conditions set forth in the Sponsor Note Purchase Agreement;

WHEREAS, on the Closing Date, immediately prior to the Company Amalgamation, and provided that all of the conditions for conversion set forth in the Sponsor Note Purchase Agreement have been met, Sponsor intends to convert the Sponsor Convertible Notes into Company Shares in accordance with and pursuant to the terms and conditions of the Sponsor Note Purchase Agreement; and

WHEREAS, in order to induce (a) SPAC, Newco and the Company to enter into the Business Combination Agreement and (b) the Company Shareholders to enter into the Shareholder Support Agreement, each of Sponsor, SPAC and the Company desires to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

1. Voting Obligations. Until the earlier of (a) the Closing or (b) termination of the Business Combination Agreement in accordance with Article IX thereof, Sponsor agrees that, at the SPAC Shareholders’ Meeting and in connection with any written consent of SPAC Shareholders required to approve the SPAC Proposals, Sponsor shall vote (or duly and promptly execute and deliver an action by written consent), or cause to be voted at such meeting (or cause such consent or written resolutions to be duly and promptly executed and delivered with respect to), all of the Sponsor Founder Shares (i) in favor of the approval and adoption of the SPAC Proposals, (ii) if applicable, in favor of waiving any and all anti-dilution rights Sponsor may hold pursuant to the SPAC Governing Documents, (iii) against any action, agreement, transaction or proposal that would result in a breach of any representation, warranty or covenant or any other obligation or agreement of SPAC under the Business Combination Agreement or that would reasonably be expected to result in the failure of the Transactions from being consummated, including any Business Combination Competing Transaction, or any merger, amalgamation, arrangement or business combination agreement or merger, amalgamation, consolidation, combination, binding share exchange, sale of substantial assets, reorganization, recapitalization, plan of arrangement, dissolution, liquidation or winding up of or by SPAC (other than the Business Combination Agreement and the transactions contemplated thereby), and (iv) against any proposal, action or agreement that would (A) impede, frustrate, prevent

Annex E-1

or nullify any provision of this Agreement, the Business Combination Agreement or the transactions contemplated thereby, including the Amalgamation or (B) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, SPAC. Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing. This Section 1 shall automatically terminate and be void and of no force and effect if the Business Combination Agreement is terminated in accordance with its terms or the Closing does not occur for any reason.

2. Waiver of Redemption Rights. Sponsor hereby agrees not to (a) demand that SPAC redeem the Sponsor Founder Shares in connection with the Transactions or (b) otherwise participate in any such redemption by tendering or submitting any of the Sponsor Founder Shares for redemption. This Section 2 shall automatically terminate and be void and of no force and effect if the Business Combination Agreement is terminated in accordance with its terms or the Closing does not occur for any reason.

3. Waiver of Anti-Dilution Rights. Sponsor, for itself and on behalf of all holders of SPAC Class B Shares, hereby waives the provisions of Article 17 of the SPAC Memorandum and Articles relating to the adjustment of the Initial Conversion Ratio (as defined in the SPAC Memorandum and Articles) in connection with the Transactions. This Section 3 shall automatically terminate and be void and of no force and effect if the Business Combination Agreement is terminated in accordance with its terms or the Closing does not occur for any reason.

4. Binding Effect of Business Combination Agreement. Sponsor hereby acknowledges that Sponsor has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. During the period commencing on the date hereof and ending at the Expiration Time (as defined below), (a) Sponsor shall be bound by and comply with Section 7.04(b) (Exclusivity) and Section 7.09 (Public Announcements) of the Business Combination Agreement (and any relevant definitions contained in such Sections) as if Sponsor was an original signatory to the Business Combination Agreement with respect to such provisions, and (b) each reference to “SPAC” contained in Section 7.04(b) of the Business Combination Agreement also referred to Sponsor.

5. No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Closing and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.01 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), Sponsor shall not, except in each case pursuant to the Business Combination Agreement and the transactions contemplated thereby, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement and the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Sponsor Founder Shares or any options, warrants or right to acquire SPAC shares (“Subject Warrants”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Sponsor Founder Shares or Subject Warrants owned by Sponsor, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, a “Transfer”); provided, however, that the foregoing shall not prohibit Transfers between Sponsor and any Affiliate of Sponsor, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to SPAC and the Company a joinder to this Agreement in form and substance reasonably satisfactory to the Company; provided, further, that any Transfer permitted under this Section 5 shall not relieve Sponsor of its obligations under this Agreement. Any Transfer in violation of this Section 5 shall be null and void.

6. New Shares. In the event that after the date hereof but prior to the Expiration Time (a) any SPAC shares, Subject Warrants or other equity or equity-linked securities of SPAC are issued to Sponsor pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of SPAC shares or Subject Warrants of, on or affecting the SPAC shares or Subject Warrants owned by Sponsor or otherwise, (b) Sponsor purchases or otherwise acquires beneficial ownership of any SPAC shares, Subject Warrants or other equity or equity-linked securities of SPAC, or (c) Sponsor acquires the right to vote or share in the voting of any SPAC shares or other equity or equity-linked securities of SPAC (such SPAC shares, Subject Warrants or other equity or equity-linked securities of SPAC, collectively, the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms of this Agreement to the same extent as if they constituted the Sponsor Founder Shares or Subject Warrants owned by Sponsor as of the date hereof.

Annex E-2

7. September 2, 2021 Letter Agreement. Sponsor shall comply with, and fully perform all of its obligations, covenants, and agreements set forth in, that certain Letter Agreement, dated as of September 2, 2021, by and among SPAC, Sponsor and the other parties named therein (the “Letter Agreement”). During the period commencing on the date hereof and ending at the Expiration Time, Sponsor shall not modify or amend the Letter Agreement.

8. Amendment to Maturity Date of the Sponsor Note Purchase Agreement. Sponsor hereby agrees that the definition of “Maturity Date” (as defined in the Sponsor Note Purchase Agreement) is hereby amended by deleting such definition in its entirety and replacing it with the following definition: “Maturity Date” means December 9, 2023.

9. Agreement to Convert Sponsor Convertible Notes. Subject in all respects to the prior satisfaction (or waiver) of the conditions to Conversion (as defined in the Sponsor Note Purchase Agreement) set forth in the Sponsor Note Purchase Agreement, including, without limitation, the conditions set forth in Section 4.1(c) thereof, Sponsor hereby agrees to effect, on the Closing Date and immediately prior to the Company Amalgamation, a Conversion of all outstanding Principal (as defined in the Sponsor Note Purchase Agreement) and all accrued and unpaid Interest (as defined in the Sponsor Note Purchase Agreement) in accordance with the terms and conditions set forth in Article 4 of the Sponsor Note Purchase Agreement. This Section 9 shall automatically terminate and be void and of no force and effect if the Business Combination Agreement is terminated in accordance with its terms or the Closing does not occur for any reason.

10. Forfeiture of Certain Sponsor Founder Shares. Sponsor agrees that, immediately prior to the Closing, Sponsor shall irrevocably forfeit and surrender 750,000 of its Sponsor Founder Shares (“Forfeited Shares”) to New SPAC for no consideration as a contribution to the capital of New SPAC. After the Closing, New SPAC shall, subject to the prior approval of the Board of Directors of New SPAC, any applicable committee thereof and/or the shareholders of New SPAC, in each case as required by applicable Law, issue, in addition to equity awards issuable under the New SPAC Equity Plan, a number of New SPAC Shares equal to the number of Forfeited Shares to directors, officers and/or employees of New SPAC as incentive compensation equity, as determined and allocated by the Board of Directors of New SPAC.

11. Representations and Warranties of Sponsor. Sponsor hereby represents and warrants to the Company as follows:

(a) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated hereby do not, and will not, (i) conflict with or violate any Law applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any other person, (iii) result in the creation of any encumbrance on any Sponsor Founder Shares (other than under this Agreement, the Business Combination Agreement and the Ancillary Agreements) or (iv) conflict with or result in a breach of or constitute a default under any provision of Sponsor’s Governing Documents.

(b) As of the date of this Agreement, Sponsor owns exclusively and has good and valid title to the Sponsor Founder Shares, free and clear of any Lien, proxy (and any proxies given prior to this Agreement in respect of the Sponsor Founder Shares that may still be in effect are not irrevocable and such proxies have been or are hereby revoked), option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities Laws, (iii) SPAC Governing Documents and (iv) the Letter Agreement, Sponsor has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver the Sponsor Founder Shares, and other than the Sponsor Founder Shares, Sponsor does not own, directly or indirectly, any other SPAC Shares.

(c) Sponsor has the power, authority and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by Sponsor. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of Sponsor.

(d) There are no Actions pending against Sponsor, or to the knowledge of Sponsor, threatened against Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

Annex E-3

(e) Except as described on Section 5.12 of the Business Combination Agreement, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement or any arrangements made by Sponsor, for which SPAC or any of its Affiliates may become liable.

(f) Sponsor understands and acknowledges that each of SPAC and the Company is entering into the Business Combination Agreement in reliance upon Sponsor’s execution, delivery and performance of this Agreement.

12. Termination. This Agreement and the obligations of the parties under this Agreement shall automatically terminate upon the earlier of (a) the last date on which a party hereto has any obligations hereunder in accordance with the terms hereof, (b) the termination of the Business Combination Agreement in accordance with its terms and (c) the mutual written agreement of the parties hereto. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement. Notwithstanding any termination of this Agreement, no such termination or expiration shall relieve any party hereto from liability for fraud or willful breach of this Agreement occurring prior to its termination.

13. Miscellaneous.

(a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses or set forth on the signature pages hereto (or at such other address or e-mail address for a party as shall be specified in a notice given in accordance with this Section 13(a)):

If to Sponsor, SPAC or New SPAC (after the Continuance Effective Time):

Oxus Acquisition Corp.
7F 77/2 Al-Farabi Avenue
Almaty 1P 050040
Kazakhstan
Attention:    Kanat Mynzhanov
Email:          info@oxusacquisition.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, P.A.
333 SE 2nd Avenue, Suite 4400
Miami, Florida 33131
Attention:    Jason Kislin; Michael Helsel
Email:          kislinj@gtlaw.com; helselm@gtlaw.com

If to the Company:

Borealis Foods Inc.
1540 Cornwall Road
Suite 104
Oakville, Ontario L6J 7W5
Canada
Attention:    Pouneh Rahimi
Email:          prahimi@borealisfoods.ca

Annex E-4

with a copy to (which shall not constitute notice):

Nixon Peabody LLP
Tower 46, 55 West 46th Street
New York, NY 10036-4120
Attention:    Richard F. Langan, Jr.; Christopher Keefe
Email:          rlangan@nixonpeabody.com; CKEEFE@nixonpeabody.com

and with a copy to (which shall not constitute notice):

Bennett Jones LLP
4500, 855-2nd Street SW
Calgary, Alberta T2P 4K7
Attention:    John Mercury; James McClary
Email:          MercuryJ@bennettjones.com; McClaryJ@bennettjones.com

(b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement and by the Business Combination Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement and by the Business Combination Agreement be consummated as originally contemplated to the fullest extent possible.

(c) (i) The words “hereof”, “herein”, hereby,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (iii) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (iv) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (v) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms; (vi) any references herein to a specific Section shall refer, respectively, to Sections of this Agreement; (vii) references herein to any gender (including the neuter gender) includes each other gender; (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “including” means “including without limitation”; (x) the word “shall” indicates a mandatory obligation; (xi) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof; (xii) references to “dollar”, “dollars” or “$” shall be to the lawful currency of the United States; (xiii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; (xiv) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law; and (xv) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto to express their mutual intent and no rule of strict construction shall be applied against any party hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

(d) This Agreement is intended to create, and creates a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Annex E-5

(e) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party hereto without the prior express written consent of the other parties hereto.

(f) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(g) The parties hereto acknowledge and agree that irreparable damage would occur to the non-breaching parties for which monetary damages would not be an adequate remedy if any provision of this Agreement were not performed in accordance with the terms hereof or are otherwise breached and, accordingly, that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the transactions contemplated by this Agreement and the Business Combination Agreement) in Court of Chancery of the State of Delaware or Federal court of the United States of America sitting in U.S. District Court for the District of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. The parties hereto hereby further waive (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(h) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in Court of Chancery of the State of Delaware or Federal court of the United States of America sitting in U.S. District Court for the District of Delaware. The parties hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party hereto and (ii) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each party hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (A) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, the transactions contemplated hereby or the subject matter hereof, may not be enforced in or by such courts.

(i) This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j) Without further consideration, each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(k) This Agreement shall not be effective or binding upon any party hereto until after such time as the Business Combination Agreement is executed and delivered by SPAC, the Company and Newco.

Annex E-6

(l) Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement and by the Business Combination Agreement. Each of the parties hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement and by the Business Combination Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 13(l).

[Signature pages follow]

Annex E-7

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

OXUS CAPITAL PTE. LTD.
By:	/s/ Wee Sung Cheng
Name:	Wee Sung Cheng
Title:	Director
By:	/s/ Pavel Mynzhanov
Name:	Pavel Mynzhanov
Title:	Director
OXUS ACQUISITION CORP.
By:	/s/ Kanat Mynzhanov
Name:	Kanat Mynzhanov
Title:	Chief Executive Officer
BOREALIS FOODS INC.
By:	/s/ Reza Soltanzadeh
Name:	Reza Soltanzadeh
Title:	President

[Signature Page to Sponsor Support Agreement]

Annex E-8

Annex F

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [•], 2023 (the “Effective Date”) by and among (i) Oxus Acquisition Corp., a Cayman Islands exempted company (including its successors, the “Purchaser”), and (ii) and the undersigned parties listed on Exhibit A hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “Holder” and collectively, the “Holders”).

WHEREAS, on February 23, 2023, the Purchaser, 1000397116 Ontario Inc., an Ontario corporation and a wholly-owned subsidiary of the Purchaser (“Newco”), and Borealis Foods Inc., an Ontario corporation (the “Company”), entered into that certain Business Combination Agreement (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby (the “Closing”), among other matters, (a) the Purchaser will domesticate and continue as a corporation existing under the laws of the Province of Ontario, Canada (the “Continuance”) and deregister as an exempted company incorporated under the Laws of the Cayman Islands, pursuant to which, among other things, each share of capital stock of the Purchaser Share outstanding immediately prior to the Continuance effective time will, at such time, be automatically exchanged for and converted into one New SPAC Common Share, and (b) the Purchaser and the Company intend to complete a plan of arrangement (the “Plan of Arrangement”) under Section 182 of the Business Corporations Act (Ontario), which contemplates, among other things, that Newco and the Company will amalgamate (the “Company Amalgamation”; and Newco and the Company as so amalgamated, “Amalco”), with Amalco surviving the Company Amalgamation as a wholly-owned subsidiary of New SPAC, and pursuant to the Company Amalgamation, (i) all of the issued and outstanding Company Shares shall be exchanged for New SPAC Common Shares and (ii) Newco Shares held by New SPAC shall be exchanged for Amalco Shares on a one-for-one basis, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of the Plan of Arrangement and applicable law;

WHEREAS, the Purchaser is a party to that certain Founder Registration Rights Agreement with Initial Holders regard to the Founder Securities (each as such term defined below) (the “Existing Agreement”); and

WHEREAS, the parties desire to enter into this Agreement, and terminate the Existing Agreement, to provide the Holders and the Initial Holders with certain rights relating to the registration of the Amalco Shares and the Founder Securities.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer, the President, or the Chief Financial Officer or any other principal executive officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) the Company has a bona fide business purpose for not making such information public.

Annex F-1

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly through one or more entities, controls or is controlled by, or is under common control with, such specified Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Amalco” is defined in the preamble to this Agreement.

“Amalco Shares” means common shares of Amalco.

“Business Combination” means the acquisition of direct or indirect ownership through a merger, amalgamation, share exchange, asset acquisition, binding share exchange, share purchase, recapitalization, reorganization, or other similar type of transaction, of one or more businesses or entities.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY.

“Closing” is defined in the preamble to this Agreement.

“Commission” or “SEC” means the United States Securities and Exchange Commission, or any other United States Federal agency then administering the Securities Act or the Exchange Act.

“Company” is defined in the preamble to this Agreement.

“Company Amalgamation” is defined in the preamble to this Agreement.

“Continuance” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“Effective Date” is defined in the preamble to this Agreement.

“Effectiveness Date” means, with respect to the Initial Registration Statement, the 90th calendar day following the Filing Date (or in the event the Registration Statement receives a “full review” by the Commission, the 120th day following the Filing Date) and with respect to any additional Registration Statements which may be required pursuant to Sections 2.2 and 2.3, the 90th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, that in the event the Purchaser is notified by the Commission that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Business Day following the date on which the Purchaser is so notified if such date precedes the dates otherwise required above; provided, further, that, if the Effectiveness Date falls on a Saturday or Sunday or any other day which shall be a legal holiday or a day on which the Commission is authorized or required by law or other government actions to close, the Effectiveness Date shall be the following Business Day.

“Effectiveness Period” shall have the meaning set forth in Section 2.1.1.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Filing Date” means, with respect to the Initial Registration Statement required hereunder, the 30th calendar day following the date hereof and, with respect to any additional Registration Statements which may be required pursuant to Sections 2.2 and 2.3, the earliest practical date on which the Purchaser is permitted by Commission Guidance to file such additional Registration Statement related to the Registrable Securities; provided, however, that,

Annex F-2

if the Filing Date falls on a Saturday or Sunday or any other day which shall be a legal holiday or a day on which the Commission is authorized or required by law or other government actions to close, the Filing Date shall be the following Business Day.

“Form S-3” is defined in Section 2.3.5.

“Founder Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of September 2, 2021, by and among the Purchaser, Oxus Capital Pte. Ltd (the “Sponsor”) and certain other stockholders of the Purchaser.

“Founder Securities” means all Ordinary Shares and all securities convertible into or exercisable for Ordinary Shares, held by the Initial Holders as of the Effective Date of this Agreement.

“Holder” is defined in the preamble to this Agreement.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Initial Holders” means the Sponsor, EarlyBirdCapital, Inc. and SOVA Capital Limited, and any successors in interest thereto with respect to any Founder Securities.

“Initial Registration Statement” means the Registration Statement required to be filed pursuant to Section 2.1.

“Holder Indemnified Party” is defined in Section 4.1.

“Maximum Number of Shares” is defined in Section 2.2.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Newco” is defined in the preamble to this Agreement.

“Notices” is defined in Section 6.3.

“Ordinary Shares” means Class A and Class B ordinary shares, par value $0.0001 per share, of the Purchaser, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted before or after the Closing.

“Piggy-Back Registration” is defined in Section 2.3.1.

“Private Placement Warrants” means each one warrant of the Purchaser entitling the holder thereof to purchase one Ordinary Share in accordance with terms described in the final Prospectus for the Purchaser’s initial public offering with respect to the private warrants of the Purchaser.

“Pro Rata” is defined in Section 2.1.2.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Purchaser” is defined in the preamble to this Agreement.

“Register,” “Registered”, and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) the Shares and any Ordinary Shares held by the Holders and Initial Holders immediately following the closing of the Business Combination, (ii) the Private Placement Warrants (including any Amalco Shares issued or issuable upon the exercise of any such Private Placement Warrants),

Annex F-3

(iii) any equity securities (including the shares of Common Stock issued or issuable upon the exercise or conversion of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to the Purchaser by the Sponsor; (iv) any other Shares or Ordinary Shares held by a Holder or Initial Holder; or (v) any other equity security of the Purchaser or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (i), (ii), (iii) or (iv) above by way of a share dividend or share split or in connection with a recapitalization, merger, amalgamation, binding share exchange, consolidation, spin-off, reorganization or similar transaction. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of, or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; or (d) such securities are freely saleable under Rule 144 of the Commission (or any successor rule thereto) without volume limitations.

“Registration Statement” means a registration statement filed by the Purchaser with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Shares” means the Amalco Shares and the Founder Securities.

“Underwriter” means, solely for the purposes of this Agreement, a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

2. REGISTRATION RIGHTS.

2.1 Shelf Registration.

2.1.1 On or prior to each Filing Date, the Purchaser shall prepare and file with the Commission a Registration Statement covering the resale of all or such maximum portion of the Registrable Securities as permitted by SEC Guidance (provided that, the Purchaser shall use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, the Manual of Publicly Available Telephone Interpretations D.29) that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415. Each Registration Statement filed hereunder shall be on Form S-1 (except if the Purchaser is then eligible to register for resale the Registrable Securities on Form S-3, such registration shall be on Form F-3 in accordance herewith). If the Purchaser shall qualify as a Foreign Private Issuer, the Purchaser shall use commercially reasonable efforts to convert the Form S-1 Registration Statement or Form S-3 Registration Statement, as applicable, to a Registration Statement for a Registration on Form F-1 or F-3, as soon as practicable thereafter. Subject to the terms of this Agreement, the Purchaser shall use its commercially reasonable efforts to cause a Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof, but in any event prior to the applicable Effectiveness Date, and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act until all Registrable Securities covered by such Registration Statement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 of the Commission (or any successor rule thereto), without the requirement for the Purchaser to be in compliance with the current public information requirement under Rule 144 (or any successor rule thereto), as determined by the counsel to the Purchaser pursuant to a written opinion letter to such effect, addressed and acceptable to the transfer agent and the affected Holders (the “Effectiveness Period”). The Purchaser shall telephonically request effectiveness of a Registration Statement as of 5:00 p.m. New York City time on a Business Day. The Purchaser shall promptly notify the Holders by e-mail of the effectiveness of a Registration Statement on the same Business Day that the Purchaser telephonically confirms effectiveness with the Commission. The Purchaser shall, no later than the second Business Day after the effective date of such Registration Statement, file a final Prospectus with the Commission as required by Rule 424.

Annex F-4

2.1.2 Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement (and notwithstanding that the Purchaser used diligent efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), the number of Registrable Securities to be registered shall be reduced on a on a pro rata basis based on the total number of Registrable Securities held by such Holders (such proportion is referred to herein as “Pro Rata”). In the event of a reduction hereunder, the Purchaser shall give the Holder, as applicable, at least five (5) Business Days prior written notice along with the calculations as to such Holder’s allotment. Promptly after such SEC Guidance is no longer applicable with respect to some or all of the remaining unregistered Registrable Securities, the Purchaser shall file an additional Registration Statement in accordance with this Section 2 to with respect to such shares.

2.1.3 Each Holder agrees to furnish to the Purchaser a completed Selling Stockholder Questionnaire within five (5) Business Days following the date of this Agreement. Each Holder further acknowledges and agrees that it shall not be entitled to be named as a selling security holder in the Registration Statement or use the Prospectus for offers and resales of Registrable Securities at any time unless such Holder has returned to the Purchaser a completed and signed Selling Stockholder Questionnaire. If a Holder of Registrable Securities returns a Selling Stockholder Questionnaire after the deadline specified in the previous sentence, the Purchaser shall use its commercially reasonable efforts to take such actions as are required to name such Holder as a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto and to include (to the extent not theretofore included) in the Registration Statement the Registrable Securities identified in such late Selling Stockholder Questionnaire; provided that the Purchaser shall not be required to file an additional Registration Statement solely for such shares.

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time on or after the date of this Agreement, the Holders of twenty-five percent (25%) of the Registrable Securities may make a written demand for registration under the Securities Act of all or part of their Registrable Securities, as the case may be (a “Demand Registration”); provided, however, that the Sponsor shall have one Demand Registration, exercisable in its sole discretion, to register all or part of its Registrable Securities. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Purchaser will within twenty (20) days of the Purchaser’s receipt of the Demand Registration notify all holders of Registrable Securities of the demand, and each holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Purchaser within ten (10) days after the receipt by the holder of the notice from the Purchaser. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Purchaser shall not be obligated to effect no more than an aggregate of three (3) Demand Registrations under this Section 2.2.1 in respect of all Registrable Securities, including any Demand Registration from the Sponsor.

2.2.2 Effective Registration. A registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Purchaser has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded, or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Purchaser shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Offering. If a majority-in-interest of the Demanding Holders so elect and such holders so advise the Purchaser as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering; provided that the total offering price is reasonably expected to exceed, in the aggregate, $50 million. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned

Annex F-5

upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by a majority-in-interest of the holders initiating the Demand Registration.

2.2.4 Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an underwritten offering, in good faith, advises the Purchaser and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other Amalco Shares or other securities which the Purchaser desires to sell and the Amalco Shares, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of the Purchaser who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares” ), then the Purchaser shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (Pro Rata in accordance with the number of shares that each such Person has requested be included in such registration, regardless of the number of shares held by each such Person) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities that can be sold without exceeding the Maximum Number of Shares; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), Amalco Shares or other securities that the Purchaser desires to sell that can be sold without exceeding the Maximum Number of Shares.

2.2.5 Withdrawal. If, prior to filing of the applicable “red herring prospectus” or prospectus supplement used for marketing such registration, a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to the Purchaser and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration, then such registration shall not count as a Demand Registration provided for in Section 2.2.

2.3 Piggy-Back Registration.

2.3.1 Piggy-Back Rights. If at any time on or after the date of this Agreement the Purchaser proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Purchaser for its own account or for shareholders of the Purchaser for their account (or by the Purchaser and by shareholders of the Purchaser including, without limitation, pursuant to Section 2.2), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Purchaser’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Purchaser, or (iv) for a dividend reinvestment plan, then the Purchaser shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than twenty (20) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within ten (10) days following receipt of such notice (a “Piggy-Back Registration” ). The Purchaser shall, in good faith, cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Purchaser and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

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2.3.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Purchaser and the holders of Registrable Securities in writing that the dollar amount or number of Ordinary Shares which the Purchaser desires to sell, taken together with the Ordinary Shares, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder, the Registrable Securities as to which registration has been requested under this Section 2.3, and the Ordinary Shares, if any, as to which registration has been requested pursuant to the terms hereof exceeds the Maximum Number of Shares, then the Purchaser shall include in any such registration:

(a) If the registration is undertaken for the Purchaser’s account: (A) first, the Ordinary Shares or other securities that the Purchaser desires to sell that can be sold without exceeding the Maximum Number of Shares; and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Ordinary Shares or other securities, if any, comprised of Registrable Securities as to which registration has been requested pursuant to the terms hereof, Pro Rata, that can be sold without exceeding the Maximum Number of Shares; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other securities for the account of other persons that the Purchaser is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares;

(b) If the registration is a “demand” registration undertaken at the demand of persons other than the holders of Registrable Securities, (A) first, the Ordinary Shares or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Ordinary Shares or other securities comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other securities that the Purchaser desires to sell that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other securities for the account of other persons that the Purchaser is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.3.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Purchaser of such request to withdraw prior to the effectiveness of the Registration Statement. The Purchaser (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Purchaser shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.3.4 No Counting Against Section 2.2. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof.

2.3.5 Registrations on Form F-3. The holders of Registrable Securities may at any time and from time to time, request in writing that the Purchaser register the resale of any or all of such Registrable Securities on Form F-3 or any similar short-form registration which may be available at such time (“Form F-3”); provided, however, that the Purchaser shall not be obligated to effect such request through an underwritten offering. Upon receipt of such written request, the Purchaser will promptly give written notice of the proposed registration to all other holders of Registrable Securities, and, as soon as practicable thereafter, effect the registration of all or such portion of such holder’s or holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities or other securities of the Purchaser, if any, of any other holder or holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Purchaser; provided, however, that the Purchaser shall not be obligated to effect any such registration pursuant to this Section 2.3: (i) if Form F-3 is not available for such offering; or (ii) if the holders of the Registrable

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Securities, together with the holders of any other securities of the Purchaser entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public of less than $50,000,000. Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.2.

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Section 2.4, at any time and from time to time when an effective Shelf Registration is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering (whether firm commitment or otherwise) not involving a “road show” or other substantial marketing efforts prior to pricing (commonly referred to as a “Block Trade”) or (b) an otherwise coordinated “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $10 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Purchaser of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is expected to commence, and the Purchaser shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Purchaser and any Underwriters, brokers, sales agents, or placement agents prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus, and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 The Purchaser may facilitate a Block Trade or Other Coordinated Offering if it determines that sufficient shares shall be traded by any Holder or Holders that would be more efficiently traded as a block trade.

2.4.3 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a notice to the Purchaser and the Underwriter(s) if any, of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.3.

2.4.4 Notwithstanding anything to the contrary in this Agreement, Section 2.3 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Section 2.4.

2.4.5 The Purchaser shall have the right to select the Underwriters, and brokers, sale agents, or placement agents (if any) for such Block Trade or Other Coordinated Offering, in each case, which shall consist of one or more reputable nationally recognized investment bank.

2.4.6 A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4.

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Purchaser is required to effect the registration of any Registrable Securities pursuant to Section 2, the Purchaser shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Purchaser shall use its best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, prepare and file with the Commission a Registration Statement on any form for which the Purchaser then qualifies or which counsel for the Purchaser shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable best efforts to cause such Registration Statement to become effective and use its reasonable best efforts to keep it effective for the period required by Section 3.1.3; provided, however, that the Purchaser shall have the right to defer any Demand Registration for up to ninety (90) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any demand registration to which such Piggy-Back Registration relates, in each case if the

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Purchaser shall furnish to the holders a certificate signed by Chief Executive Officer or Chairman of the Purchaser stating that, in the good faith judgment of the Board of Directors of the Purchaser, it would be materially detrimental to the Purchaser and its shareholders for such Registration Statement to be effected at such time; provided further, however, that the Purchaser shall not have the right to exercise the right set forth in the foregoing proviso more than twice in any 365 day period in respect of a Demand Registration hereunder.

3.1.2 Copies. The Purchaser shall, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Purchaser shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn.

3.1.4 Notification. After the filing of a Registration Statement, the Purchaser shall promptly, and in no event more than two (2) business days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Purchaser shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any Prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or Prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Purchaser shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Purchaser shall not file any Registration Statement or Prospectus or amendment or supplement thereto, including documents incorporated by reference, to which such holders or their legal counsel shall object.

3.1.5 State Securities Laws Compliance. The Purchaser shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Purchaser and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Purchaser shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Purchaser shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties, and

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covenants of the Purchaser in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement. No holder of Registrable Securities included in such registration statement shall be required to make any representations or warranties in the underwriting agreement except, if applicable, with respect to such holder’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such holder’s material agreements and organizational documents, and with respect to written information relating to such holder that such holder has furnished in writing expressly for inclusion in such Registration Statement.

3.1.7 Cooperation. The principal executive officer of the Purchaser, the principal financial officer of the Purchaser, the principal accounting officer of the Purchaser, and all other officers and members of the management of the Purchaser shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants, and potential Holders.

3.1.8 Records. The Purchaser shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant, or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents, and properties of the Purchaser, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Purchaser’s officers, directors, and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.9 Opinions and Comfort Letters. Upon request, the Purchaser shall furnish to each holder of Registrable Securities included in any Registration Statement a signed counterpart, addressed to such holder, of (i) any opinion of counsel to the Purchaser delivered to any Underwriter and (ii) any comfort letter from the Purchaser’s independent public accountants delivered to any Underwriter. In the event no legal opinion is delivered to any Underwriter, the Purchaser shall furnish to each holder of Registrable Securities included in such Registration Statement, at any time that such holder elects to use a Prospectus, an opinion of counsel to the Purchaser to the effect that the Registration Statement containing such Prospectus has been declared effective and that no stop order is in effect.

3.1.10 Earnings Statement. The Purchaser shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.11 Listing. The Purchaser shall use its reasonable best efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Purchaser are then listed or designated or, if no such similar securities are then listed or designated.

3.1.12 Road Show. If the registration involves the registration of Registrable Securities involving gross proceeds in excess of $50,000,000, the Purchaser shall use its reasonable efforts to make available senior executives of the Purchaser to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any underwritten offering.

3.2 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.2.1 Upon receipt of written notice from the Purchaser that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Purchaser hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Purchaser that the use of the Prospectus may be resumed.

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3.2.2 Subject to Section 3.2.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Purchaser to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Purchaser’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Purchaser and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Purchaser may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Purchaser to be necessary for such purpose. In the event the Purchaser exercises its rights under this Section 3.2.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Purchaser that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Purchaser shall notify the Holders within two (2) business days of the expiration of any period during which it exercised its rights under this Section 3.2.2.

3.2.3 Subject to Section 3.2.4, (a) during the period starting with the date sixty (60) days prior to the Purchaser’s good faith estimate of the date of the filing of, and ending on a date one hundred twenty (120) days after the effective date of, a Purchaser -initiated Registration and provided that the Purchaser continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.2.1, Holders have requested a Demand Registration and the Purchaser and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Purchaser may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.2.1 or 2.4.

3.2.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.2.2 or a registered offering pursuant to Section 3.2.3 shall be exercised by the Purchaser, in the aggregate, not more than two (2) occasions or for not more than sixty (60) consecutive calendar days or more than ninety (90) total calendar days in each case, during any twelve (12)-month period.

3.2.5 Nothing in this Agreement shall diminish, modify or impair any applicable obligation of any Holder to comply with any agreement or policy applicable to such Holder with respect to the Purchaser’s securities or any transactions or options, warrants, rights or other securities linked to the Purchaser’s securities, including any applicable provision of an insider trading or similar policy.

3.3 Registration Expenses. The Purchaser shall bear all costs and expenses incurred in connection with any Demand Registration pursuant to Section 2.2, any Piggy-Back Registration pursuant to Section 2.3, and any registration on Form F-3 effected pursuant to Section 2.3.5, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with state securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.11; (v) Financial Industry Regulatory Authority fees; (vi) fees and disbursements of counsel for the Purchaser and fees and expenses for independent certified public accountants retained by the Purchaser (including the expenses or costs associated with the delivery of any opinions or comfort letters required pursuant to Section 3.1.9); and (viii) the reasonable fees and expenses of any special experts retained by the Purchaser in connection with such registration. The Purchaser shall have no obligation to pay (i) any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, or (ii) the fees and expenses of any legal counsel representing any Holders (other than the reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Registrable Securities requested to be registered by the Demanding Holders or the Sponsor, as the case may be, in an underwritten offering (not to exceed $30,000 without the prior written consent of the Purchaser). Additionally, in an underwritten offering, all selling shareholders and the Purchaser shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

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3.4 Information. The holders of Registrable Securities shall provide such information as may reasonably be requested by the Purchaser, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2 and in connection with the Purchaser’s obligation to comply with Federal and applicable state securities laws. In addition, the holders of Registrable Securities shall comply with all prospectus delivery requirements under the Securities Act and applicable SEC regulations.

3.5 Legend Removal Obligations. In connection with the written request of any Holder, the Purchaser shall remove any restrictive legend included on the certificates (or, in the case of book-entry shares, any other instrument or record) representing such Holder’s and/or its affiliates’ or permitted transferee’s ownership of Registrable Securities, and promptly issue a certificate (or evidence of the issuance of securities in book-entry form) without such restrictive legend or any other restrictive legend to the holder of the applicable shares of Registrable Securities upon which it is stamped, if (i) such Registrable Securities are registered for resale under the Securities Act and such Registration Statement for such Registrable Securities has not been suspended under the Securities Act, the Exchange Act or the rules and regulations of the Commission promulgated thereunder, (ii) such Registrable Securities are sold or transferred pursuant to Rule 144, or (iii) such Registrable Securities are eligible for sale pursuant to Section 4(a)(1) of the Securities Act or Rule 144 without volume or manner-of-sale restrictions. Following the earlier of (A) the effective date of a Registration Statement registering such Registrable Securities or (B) Rule 144 becoming available for the resale of such Registrable Securities without volume or manner-of-sale restrictions, the Purchaser upon the written request of the Holder or its permitted transferee, shall instruct the Purchaser’s transfer agent to remove the legend from such Registrable Securities (in whatever form) and shall cause the Purchaser’s counsel to issue any legend removal opinion required by the transfer agent. Any reasonable and documented fees (with respect to the transfer agent, the Purchaser’s counsel, or otherwise) associated with the removal of such legend shall be borne by the Purchaser. If a legend is no longer required pursuant to the foregoing, the Purchaser will, as soon as practicable following the delivery by any Holder or its permitted transferee to the Purchaser or the transfer agent (with notice to the Purchaser) of a legended certificate (if applicable) representing such Registrable Securities and, to the extent such sale is not pursuant to an effective registration statement, such other documentation as reasonably requested by the Purchaser, deliver or cause to be delivered to the holder of such Registrable Securities a certificate representing such Registrable Securities (or evidence of the issuance of such Registrable Securities in book-entry form) that is free from all restrictive legends; provided that, notwithstanding the foregoing, the Purchaser will not be required to deliver any opinion, authorization, certificate, or direction to remove the restrictive legend pursuant to this Section 3.5 if (x) removal of the legend would result in or facilitate transfer of securities in violation of applicable law or (y) following receipt of instruction from the Purchaser, the transfer agent refuses to remove the legend.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Purchaser. The Purchaser agrees to indemnify and hold harmless each Holder and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, and agents, and each person, if any, who controls an Holder and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Holder Indemnified Party” ), from and against any expenses, losses, judgments, claims, damages, or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary Prospectus, final Prospectus or summary Prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Purchaser of the Securities Act or any rule or regulation promulgated thereunder applicable to the Purchaser and relating to action or inaction required of the Purchaser in connection with any such registration; and the Purchaser shall promptly reimburse the Holder Indemnified Party for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability, or action; provided, however, that the Purchaser will not be liable in any such case to the extent that any such expense, loss, claim, damage, or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary Prospectus, final Prospectus, or summary Prospectus, or any such amendment or supplement, in reliance upon and in conformity with information

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furnished to the Purchaser, in writing, by such selling Holder expressly for use therein. The Purchaser also shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members, and agents and each person who controls such Underwriter on substantially the same basis as that of the indemnification provided above in this Section 4.1.

4.2 Indemnification by Holders of Registrable Securities. Each selling Holder will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling Holder, indemnify and hold harmless the Purchaser, each of its directors and officers and each Underwriter (if any), and each other selling Holder and each other person, if any, who controls another selling Holder or such Underwriter within the meaning of the Securities Act, against any losses, claims, judgments, damages, or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary Prospectus, final Prospectus, or summary Prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Purchaser by such selling Holder expressly for use therein, and shall reimburse the Purchaser, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability, or action. Each selling Holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling Holder.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage, or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party” ) in writing of the loss, claim, judgment, damage, liability, or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2, and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability, or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability, or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability, or action, as well as any other relevant

Annex F-13

equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability, or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions, or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

4.5 Survival. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director, or controlling person of such Indemnified Party and shall survive the transfer of securities.

5. RULE 144.

5.1 Rule 144. The Purchaser covenants to file any reports required to be filed by it under the Securities Act and the Exchange Act, and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

6. MISCELLANEOUS.

6.1 Other Registration Rights. The Purchaser represents and warrants that no person, other than the holders of the Registrable Securities, has any right to require the Purchaser to register any shares of the Purchaser’s capital stock for sale or to include shares of the Purchaser’s capital stock in any registration filed by the Purchaser for the sale of shares of capital stock for its own account or for the account of any other person, other than the Existing Agreement, which is hereby terminated. Further, the Purchaser represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties, and obligations of the Purchaser hereunder may not be assigned or delegated by the Purchaser in whole or in part. This Agreement and the rights, duties, and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties, to the permitted assigns of the Holders or holder of Registrable Securities or of any assignee of the Holders or holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 4 and this Section 6.2.

6.3 Notices. All notices, demands, requests, consents, approvals, or other communications (collectively, “Notices” ) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex, or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex, or facsimile; provided, that if such service
Annex F-14

or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given on the next business day. Notice otherwise sent as provided herein shall be deemed given on the next business day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.

To the Purchaser before the Closing:

Oxus Acquisition Corp.
7F 77/2 AL-FARABI AVENUE
ALMATY 1P 050040
Kazakhstan
Attention: Kanat Mynzhanov
Email: kanat@oxusacquisition.com

with a copy to:

Greenberg Traurig, P.A.
333 SE 2nd Avenue, Suite 4400
Miami, FL 33131
Attention: Yuta Delarck; Michael Helsel
Email: delarcky@gtlaw.com; helselm@gtlaw.com

To the Purchaser after the Closing:

Borealis Foods Inc.
1540 Cornwall Road
Suite 104
Oakville, Ontario L6J 7W5
Canada
Attention: Pouneh Rahimi
Email: prahimi@borealisfoods.ca

with a copy to:

Nixon Peabody LLP
Tower 46, 55 West 46th Street
New York, NY 10036-4120
Attention: Richard F. Langan, Jr.; Christopher Keefe
Email: rlangan@nixonpeabody.com; ckeefe@nixonpeabody.com

and with a copy to:

Bennett Jones LLP
4500, 855-2nd Street SW
Calgary, Alberta T2P 4K7
Attention: John Mercury; James McClary
Email: MercuryJ@bennettjones.com; McClaryJ@bennettjones.com

To a Holder, to the address set forth below such Holder’s name on Exhibit A hereto.

6.4 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

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6.6 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations, and discussions between the parties, whether oral or written, including, but not limited to, the Existing Agreement.

6.7 Modifications and Amendments; Termination. No amendment, modification, or termination of this Agreement shall be binding upon the Purchaser unless executed in writing by the Purchaser. No amendment, modification, or termination of this Agreement shall be binding upon the holders of the Registrable Securities unless executed in writing by the holders of the majority Registrable Securities; provided, however, that in the event any such amendment, modification or termination would be adverse in any material respect to the material rights or obligations hereunder of a Holder of the Registrable Securities, the written consent of such Holder will also be required. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Article IV shall survive any termination.

6.8 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.9 Waivers and Extensions. Any party to this Agreement may waive any right, breach, or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.10 Governing Law. This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

6.11 Waiver of Trial by Jury. Each party hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim, or other proceeding (whether based on contract, tort, or otherwise) arising out of, connected with, or relating to this Agreement, the transactions contemplated hereby, or the actions of the Holder in the negotiation, administration, performance, or enforcement hereof.

6.12 Termination of Existing Agreement. The Existing Agreement is hereby terminated in its entirety and shall be null and void and of no further force or effect, without any action or notice on the part of the parties hereto.

6.13  Holder Information. Each Holder agrees, if requested in writing, to represent to the Purchaser the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex F-16

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

PURCHASER:
OXUS ACQUISITION CORP.
By:
Name:
Title:
HOLDERS:
[_______________________]

Annex F-17

Exhibit A

Schedule of Holders

[Exhibit A to Registration Rights Agreement]

Annex F-18

Annex G

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of the Closing Date (as defined in the Business Combination Agreement, as defined below) by and between (i) Oxus Acquisition Corp., a Cayman Islands exempted company (including any successor entity thereto or Affiliate thereof, the “Purchaser”), and (ii) ________________________________ (the “Subject Party”), a [director / officer / five percent (5%) or greater shareholder] of Borealis Foods Inc., an Ontario corporation (the “Company”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, on February 23, 2023, (i) the Purchaser, (ii) 1000397116 Ontario Inc., an Ontario corporation (“Newco”), and (iii) the Company, entered into that certain Business Combination Agreement (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, among other things: (a) the Purchaser will domesticate and continue as a corporation existing under the Laws of the Province of Ontario, Canada (the “Continuance”) and deregister as an exempted company incorporated under the Laws of the Cayman Islands, pursuant to which, among other things, each share of capital stock of the Purchaser Share outstanding immediately prior to the Continuance effective time will, at such time, be automatically exchanged for and converted into one New SPAC Common Share, and (b) the Purchaser and the Company intend to complete a plan of arrangement (the “Plan of Arrangement”) under Section 182 of the Business Corporations Act (Ontario), which contemplates, among other things, that Newco and the Company will amalgamate (the “Company Amalgamation”; and Newco and the Company as so amalgamated, “Amalco”), with Amalco surviving the Company Amalgamation as a wholly-owned subsidiary of New SPAC, and pursuant to the Company Amalgamation, (i) all of the issued and outstanding Company Shares shall be exchanged for New SPAC Common Shares and (ii) Newco Shares held by New SPAC shall be exchanged for Amalco Shares on a one-for-one basis, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and the Plan of Arrangement;

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by the Subject Party thereunder, the Purchaser and the Subject Party desire to enter into this Agreement, pursuant to which the New SPAC Common Shares received by the Subject Party in the Company Amalgamation (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-Up Provisions.

(a) The Subject Party hereby agrees not to, during the period commencing from the Closing and ending on (x) with respect to fifty percent (50%) of the Restricted Securities, the earlier to occur of (i) twelve (12) months after the date of the Closing and (ii) the date on which the closing price of New SPAC Common Shares equals or exceeds USD$12.00 per share (as adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization or similar event) for any twenty (20) trading days within a thirty (30)-trading day period starting after the Closing, and (y) with respect to fifty percent (50%) of the Restricted Securities, twelve (12) months after the date of the Closing (the “Lock-Up Period”): (A) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option, or contract to purchase, purchase any option, or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (C) publicly disclose the intention to do any of the foregoing (other than the filing of a registration statement with the

Annex G-1

Commission which contemplates such a transaction and related disclosures), whether any such transaction described in clauses (A), (B), or (C) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (A), (B), or (C), a “Prohibited Transfer”).

(b) The foregoing shall not apply to the transfer of any or all of the Restricted Securities (i) to any Permitted Transferee (as defined below), (ii) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union involving the Subject Party or any Affiliate or associate thereof, (iii) upon the exercise of any options or warrants to purchase Restricted Securities (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis), and (iv) transactions in the event of completion of a liquidation, amalgamation, merger, consolidation, share exchange, plan of arrangement, reorganization, tender offer, take-over bid or other similar transaction which results in all of the Company’s securityholders (after giving effect to the transactions contemplated by the Plan of Arrangement and the Business Combination Agreement) having the right to exchange their shares for cash, securities or other property; provided, however, that in either of cases (i) or (ii), it shall be a condition to such transfer that such transfer complies with the United States Securities Act of 1933, as amended, and other applicable Law (including, without limitation, the Securities Act (Ontario) and other applicable Canadian securities legislation), and that the transferee executes and delivers to the Purchaser an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to the Subject Party, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (1) the members of the Subject Party’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings), (2) any trust for the direct or indirect benefit of the Subject Party or the immediate family of the Subject Party, (3) if the Subject Party is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) in the case of an entity, officers, directors, general partners, limited partners, members, shareholders or stockholders of such entity that receive such transfer as a distribution, or related investment funds or vehicles controlled or managed by such persons or their respective affiliates, (5) to any Affiliate of the Subject Party, (6) any transferee whereby there is no change in beneficial ownership, and (7) to a Person who is the recipient of a bona fide gift or charitable contribution from a Subject Party. The Subject Party further agrees to execute such agreements as may be reasonably requested by the Purchaser that are consistent with the foregoing or that are necessary to give further effect thereto.

(c) If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and the Purchaser shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose, and shall refuse to record any such purported transfer of the Restricted Securities in the books of the Company. In order to enforce this Section 1, the Purchaser may impose stop-transfer instructions with respect to the Restricted Securities of the Subject Party (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(d) During the Lock-Up Period, each certificate, direct registration statement or other written instrument evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, the Subject Party shall retain all of its rights as a stockholder of the Purchaser during the Lock-Up Period, including the right to vote any Restricted Securities.

Annex G-2

2. Miscellaneous; No Third-Party Beneficiaries.

(a) Binding Effect; Assignment. This Agreement and all of the provisions herein shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all rights and obligations of a party are personal and may not be transferred or delegated at any time. Notwithstanding the foregoing, the Purchaser may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale, or otherwise) without obtaining the consent or approval of the Subject Party. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision herein be enforced by, any other person.

(b) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(c) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York City in the Borough of Manhattan (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 2(f). Nothing in this Section shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(d) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(e) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Annex G-3

(f) Notices. All notices, consents, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service, or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Purchaser before the Closing:	with copies to (which shall not constitute notice):
Oxus Acquisition Corp. 7F 77/2 AL-FARABI AVENUE ALMATY 1P 050040 Kazakhstan Attention: Kanat Mynzhanov Email: kanat@oxusacquisition.com	Greenberg Traurig, P.A. 333 SE 2nd Avenue, Suite 4400 Miami, FL 33131 Attention: Yuta Delarck; Michael Helsel Email: delarcky@gtlaw.com; helselm@gtlaw.com
If to the Company (or to the Purchaser after the Closing):	with copies to (which shall not constitute notice):
Borealis Foods Inc. 1540 Cornwall Road Suite 104 Oakville, Ontario L6J 7W5 Canada Attention: Pouneh Rahimi Email: prahimi@borealisfoods.ca	Nixon Peabody LLP Tower 46, 55 West 46th Street New York, NY 10036-4120 Attention: Richard F. Langan, Jr.; Christopher Keefe Email: rlangan@nixonpeabody.com; ckeefe@nixonpeabody.com and with a copy to:
Bennett Jones LLP 4500, 855-2nd Street SW Calgary, Alberta T2P 4K7 Attention: John Mercury; James McClary Email: MercuryJ@bennettjones.com; McClaryJ@bennettjones.com

If to the Subject Party, to: the address set forth below the Subject Party’s name on the signature page to this Agreement.

(g) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Purchaser and the Subject Party. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(h) Authorization on Behalf of the Purchaser. The parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, any and all determinations, actions, or other authorizations under this Agreement on behalf of the Purchaser, including enforcing the Purchaser’s rights and remedies under this Agreement, or providing any waivers with respect to the provisions hereof, shall solely be made, taken, and authorized by majority of the disinterested independent directors of the Purchaser’s board of directors. In the event that the Purchaser at any time does not have any disinterested directors, so long as the Subject Party has any remaining obligations under this Agreement, the Purchaser will promptly appoint one in connection with this Agreement. Without limiting the foregoing, in the event that an affiliate of a Subject Party serves as a director, officer, employee, or other authorized agent of the Purchaser or any of its current or future affiliates, neither the Subject Party nor its affiliate shall have authority, express or implied, to act or make any determination on behalf of the Purchaser or any of its current or future affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal, or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal, and enforceable, and the validity, legality, and enforceability of

Annex G-4

the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality, or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties will substitute for any invalid, illegal, or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal, and enforceable, the intent and purpose of such invalid, illegal, or unenforceable provision.

(j) Specific Performance. Each party acknowledges that its obligations under this Agreement are unique, recognizes and affirms that, in the event of a breach of this Agreement, money damages will be inadequate and there will be no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the adversely affected party or parties shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security, this being in addition to any other right or remedy available under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies or any of the obligations of the parties hereto under any other agreement between a Subject Party and the Purchaser or any certificate or instrument delivered in connection with the Purchase, and nothing in any other agreement, certificate, or instrument shall limit any of the rights or remedies or any of the obligations under this Agreement.

(l) Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

The Purchaser:
OXUS ACQUISITION CORP.
By:
Name:
Title:

[Additional Signatures on the Following Pages]

[Signature Page to Lock-Up Agreement]

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The Subject Party:
[•]
By:
Name:
Title:
Number of Amalco Shares of Purchaser:
Amalco Shares:
Address for Notice:
Address:
Attention:
Email:
With a copy (which will not constitute notice) to:
Attn:
Telephone No. :
Email:

[Signature Page to Lock-Up Agreement]

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Annex H

Form of Employment Agreement

See attached.

Annex H-1

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is made the ______ day of ________________, 2023,

BETWEEN:

BOREALIS FOODS INC.
a corporation amalgamated under the Business Corporations Act (Ontario)
(the “Company”)

and

REZA SOLTANZADEH
(the “Executive”)

WHEREAS, on [•], 2023, Borealis Foods Inc. (an amalgamation predecessor to the Company, “BFI”), Oxus Acquisition Corp. a Cayman Islands exempted company (including its successors, the “Purchaser”) and 1000397116 Ontario Inc. (“Newco”), an Ontario corporation and a wholly-owned subsidiary of SPAC entered into a business combination agreement (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”);

AND WHEREAS pursuant to the Business Combination Agreement, subject to the terms and conditions thereof, upon the consummation of the transactions contemplated thereby (collectively, the “Transaction), the parties thereto agreed to undertake a series of transactions pursuant to which, among other things, (i) Newco and BFI would amalgamate (Newco and BFI as so amalgamated, “Amalco”), and (ii) Amalco and the Purchaser would amalgamate to form the Company (the “Transaction”);

AND WHEREAS the Executive has served as a director and executive officer of BFI since August 1, 2019 (the “Original Employment Date”);

AND WHEREAS, upon the consummation of the Transaction, the Company desires to continue to employ the Executive as the Chief Executive Officer (the “CEO”) of the Company;

AND WHEREAS, the Executive’s prior employment with BFI commencing on the Original Employment Date shall be recognized for all service-related calculations if required at law; and

AND WHEREAS, the Company and the Executive desire to enter into this Agreement as to the terms of the Executive’s employment with the Company from and after the closing date of the Transaction (the “Effective Date”).

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article I
EMPLOYMENT

1.01       Position

The Company shall employ the Executive in the position of CEO of the Company.

1.02       Duties

The Executive shall report to the Company’s Board of Directors (the “Board”) and shall have the duties and responsibilities commensurate with the position. The Executive shall perform additional duties, consistent with the position, as requested by the Board from time to time, without additional compensation. The Executive acknowledges that the nature of the Executive’s position and duties will require regular travel.

1.03       Term

The term of this Agreement shall commence on the Effective Date (which may be modified in light of the timing of the close of the Transaction) and shall continue until terminated hereunder.

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Article II
ASSIGNMENT

2.01       Director

If requested by the Company, the Executive shall agree to serve as a Director of the Company or its subsidiaries and affiliates, without additional compensation.

Article III
REMUNERATION

3.01       Base Salary

The Company shall pay the Executive an annual base salary of $[•] (the “Base Salary”), to be pro-rated for any partial year of employment from the Effective Date. The Executive’s Base Salary shall be paid in arrears in approximately equal [bi-weekly] instalments in accordance with the Company’s payroll practices. The Executive’s performance and Base Salary shall be reviewed annually. Changes to the Executive’s Base Salary, if any, shall be at the discretion of the Board and subject to its approval and shall be confirmed in writing. The Executive acknowledges that an increase in Base Salary in one year is no guarantee of any increase, or the quantum of any increase, in Base Salary in any subsequent year.

3.02       Discretionary Bonus

(a)         The Executive shall be eligible to earn up to [•]% of the Executive’s Base Salary per calendar year based on (i) achieving corporate and personal objectives as approved by the Board; and (ii) in accordance with the terms of the applicable bonus plan, as may be amended. The Executive agrees that any discretionary bonus shall be tied to the Annual Operating Plan (“AOP”) as approved by the Board. The Executive may receive a bonus in excess of the target noted above if corporate performance exceeds AOP.

(b)         Within 90 days after the Effective Date, the Company and the Executive shall mutually agree upon the objectives that the Company and the Executive shall need to meet to earn the discretionary bonus, or percentage thereof. Thereafter, annual objectives that the Company and the Executive shall need to meet for the Executive to be eligible to earn a discretionary bonus will be mutually agreed upon, in writing, within 90 days of the start of each calendar year. Subject to the conditions set forth herein, the Company shall pay the bonus, if any, on an annual basis and after Board approval, no later than the earlier of (i) March 31 of the calendar year following the year in which the bonus was awarded; and (ii) the date of the audit opinion for the fiscal year in which the bonus was awarded.

(c)         The Executive acknowledges that (i) the terms and criterion of the discretionary bonus may change each calendar year at the discretion of the Company, (ii) the Executive has no expectation that in any calendar year that there will be a discretionary bonus, (iii) the amount of the discretionary bonus, if any, that the Executive may be awarded may change from calendar year to calendar year, (iv) any discretionary bonus paid to the Executive does not form part of the Executive’s regular wages, unless minimally required otherwise by Ontario’s Employment Standards Act, 2000 or its regulations, as may be amended or replaced (the “ESA”), and (v) the Executive must be actively employed by the Company on the date a discretionary bonus is paid out in order to receive such bonus, unless minimally required otherwise by the ESA. For greater certainty and except as minimally required otherwise by the ESA, “actively employed” excludes any period subsequent to the date that is the earlier of:

(A)        if the Executive resigns from employment, the effective date of resignation specified in the written notice of resignation from the Executive; and

(B)         if the Executive’s employment is terminated by the Company, the date the minimum statutory notice of termination period, if any, prescribed by the ESA ends.

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For certainty, the Executive shall have no entitlement to a bonus or damages in lieu thereof in respect of any period that extends beyond the minimum statutory notice of termination period, if any, prescribed by the ESA, including any additional period during which the Executive is, or will be, in receipt of compensation, damages or other entitlements in lieu of notice of termination, whether under contract or common law.

3.03       Equity Awards

Following the closing of the Transaction, the Company intends to establish a share incentive plan (the “Stock Option Plan”). Once established, the Executive will be eligible to participate in the Stock Option Plan. Any options to acquire equity securities granted thereunder shall be subject to (a) the Executive reviewing the terms of an option agreement between the Executive and the Company, in accordance with the terms of the Stock Option Plan, which agreement shall include vesting provisions as well as terms limiting the Executive’s entitlements to such options following the cessation of the Executive’s employment with the Company, and (b) the Executive agreeing to be bound by same. By signing below, the Executive acknowledges that, pursuant to the Stock Option Plan and related option agreement (in each case once in effect) and subject to the foregoing conditions, the Executive shall receive options entitling the Executive to acquire equity securities of the Company representing [•]% of those outstanding.

3.04       Benefits

The Executive shall be eligible to participate in the Company’s benefit plans generally made available to its senior employees, in accordance with the terms of such plans. The Company shall provide the Executive with benefits that are, in the aggregate, equal to or greater than the benefits the Executive held with the predecessor company immediately prior to the Effective Date. Notwithstanding the foregoing, all plans are governed by their respective terms, as may be amended from time to time. If the Company adopts any new benefit plans of general application, or if any such plans are modified, or eliminated, the Executive shall participate on a basis equivalent to other senior employees of the Company.

3.05       Vacation

The Executive shall be eligible for four weeks’ vacation with pay per calendar year, or such greater amount as may be required by the ESA, to be taken at a time or times mutually agreeable to the Executive and the Company, taking into account the Company’s operational needs. Vacation in the first and last year of employment will be pro-rated based on the period of time actually worked by the Executive for the Company in that calendar year. The Executive must take vacation time in the calendar year it is earned. Any vacation time in excess of the statutory minimum amount prescribed by the ESA not taken in the calendar year in which it is earned cannot be carried over to subsequent calendar years and shall be forfeited at year-end without any further notice or pay or damages in lieu of notice. At cessation of employment, the Executive hereby acknowledges and agrees that vacation time taken by the Executive but not yet earned shall be considered an advance and/or overpayment and, subject to the ESA, shall be deducted by the Company from the Executive’s final pay. If the amount owing is greater than the Executive’s final pay, or not deductible in full or in part under the ESA, the Executive agrees to pay to the Company any outstanding amounts not covered by the Executive’s final pay within 30 calendar days after the Executive’s last day of employment.

3.06       Personal and Sick Time

The Executive will be eligible to receive up to five days (i.e., 40 hours) of personal and sick time, with pay, per calendar year, to be pro-rated for any partial calendar year of employment. This personal and sick time can be used by the Executive when the Executive needs to be off of work due to personal or family related illness, medical or dental appointments, parent/teacher school meetings, children’s school activities, personal appointments that cannot be handled outside of normal working hours, family responsibility leaves, to vote, birth or adoption to a spouse or the Executive’s marriage. To the extent permissible under the ESA, any personal and sick time taken by the Executive in a calendar year will be counted towards, and in satisfaction of, any substantially similar statutory leave of absence available to the Executive under the ESA. Any personal and sick time not used by the Executive (a) in the calendar year in which it accrues cannot be carried over to subsequent calendar years and will be forfeited at year-end without any further notice or pay or damages in lieu of notice, and (b) will not be paid out to the Executive on cessation of the Executive’s employment.

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3.07       Cellular Phone and Other Devices

The Company shall provide to the Executive, at the Company’s expense, the requisite electronic devices (i.e., office computer and cellular phone (as well as payment of reasonable monthly costs associated with the use of such cellular phone in the performance of the Executive’s duties)) as the Company determines are reasonably required to assist in the performance of the Executive’s duties. The Executive acknowledges and agrees that all such devices shall remain the exclusive property of the Company and must be promptly returned to the Company upon the cessation of the Executive’s employment, or earlier at the Company’s request. The Executive also acknowledges that the Executive shall have no expectation of privacy pertaining to the use of these devices for business matters, but shall have full expectation of privacy with respect to personal matters.

3.08       Business and Entertainment Expenses

Upon presentation of appropriate documentation, the Executive shall be reimbursed in accordance with the Company’s expense reimbursement policy, for all reasonable business and entertainment expenses incurred in connection with the performance of the Executive’s duties hereunder and the Company’s policies with regard thereto, which will include reimbursement for any travel-related expenses incurred by the Executive as a result of his travel between the Company’s manufacturing and warehousing sites.

Article IV
COVENANTS OF THE EXECUTIVE

4.01       Full Time and Attention

During the Executive’s employment, the Executive shall devote the Executive’s full time and attention exclusively to the business of the Company and shall well and faithfully serve the Company and shall use the Executive’s best efforts to promote the interests of the Company. The Executive shall not, without the Board’s prior written approval (which approval may be unreasonably withheld), accept any other employment or contract for work, or serve as a director, consultant or partner of any business or other enterprise, other than the Company, except in the capacity as “passive” investor and only so long as such investment does not require any active involvement or otherwise affect the conduct of the Executive’s duties hereunder.

4.02       Duties and Responsibilities

The Executive shall duly and diligently perform all the Executive’s duties and shall truly and faithfully account for and deliver to the Company all money, securities and things of value belonging to the Company which the Executive may from time to time receive for, from or on account of the Company.

4.03       Rules and Regulations

The Executive shall faithfully abide by all applicable laws and all rules and regulations of the Company from time to time in force which are brought to the Executive’s notice or of which the Executive should reasonably be aware.

4.04       Conflict of Interest

The Executive shall refrain from any situation in which the Executive’s personal interests conflict, or may appear to conflict, with the Executive’s duties with the Company.

Article V
RESTRICTIVE COVENANTS

5.01       Confidential Information

(a)         In this Agreement, “Confidential Information” means all information, observations and data (including, but not limited to, all personal information, financial data, investment data, commercial data, trade secrets, business plans, business models, cost and pricing information, organizational structures and models, blueprints, business strategies, strategies, internal control, risk management, security procedures, internal industry studies, research and development efforts, marketing plans, information and materials, processes, inventions, devices, training manuals, computer programs, analytical models, templates and agreements, whether or not maintained in written form and whether in digital, hardcopy or other format) obtained by

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the Executive prior to or during the course of the Executive’s employment with or service to the Company concerning the business or affairs of the Company, including its affiliates and subsidiaries. Confidential Information shall not include: (i) the general skills and experience gained by the Executive during the Executive’s employment with the Company that the Executive could reasonably have been expected to acquire in similar employment with other companies, (ii) information publicly known or received by the Executive from a third party unrelated to the Company without a breach of an obligation of confidentiality, (iii) information the disclosure of which is required to be made by any law or court, provided that before disclosure is made, notice of the requirement is given to the Company by the Executive where it is within the Executive’s control to provide such notice, and to the extent possible in the circumstances, the Company is afforded an opportunity to dispute the requirement, and (iv) information the disclosure of which is permitted pursuant to any applicable regulatory whistleblowing legislation.

(b)         The Executive acknowledges that, by reason of the Executive’s employment with the Company, the Executive will have access to Confidential Information. The Executive agrees that, during and after the Executive’s employment with the Company, the Executive shall not disclose to any person, except in the proper course of the Executive’s employment with the Company, or use for the Executive’s own purposes or for any purposes other than those of the Company, any Confidential Information acquired, created or contributed to by the Executive.

5.02       Intellectual Property

(a)         In this Agreement, “Intellectual Property” means any domestic and foreign:

(i) patents, inventions, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications, (ii) proprietary and non-public business information, including inventions, developments, trade secrets, know-how, methods, processes, designs, technology, technical data, schematics, formulae and client lists, and documentation relating to any of the foregoing, (iii) works of authorship, copyrights, copyright registrations and applications for copyright registration, (iv) designs, design registrations, design registration applications and integrated circuit topographies, (v) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing, (vi) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs, and (vii) any other intellectual property and industrial property and moral rights, title and interest therein, anywhere in the world and whether registered or unregistered or protected or protectable under intellectual property laws, which the Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time the Executive is in the employ of the Company, including the copyright thereon.

(b)         The Executive hereby irrevocably and unconditionally assigns and shall assign all Intellectual Property to the Company and agrees that the Company shall own all right, title and interest in all Intellectual Property.

(c)         The Executive irrevocably and unconditionally waives all moral rights arising under the Copyright Act (Canada) as amended (or any successor legislation of similar effect), or similar legislation in any applicable jurisdiction, or at common law or otherwise, that the Executive may have now or in the future with respect to Intellectual Property, including any right the Executive may have to have the Executive’s name associated with the Intellectual Property or to have the Executive’s name not associated with the Intellectual Property, any right the Executive may have to prevent the alteration, translation or destruction of the Intellectual Property, and any rights the Executive may have to control the use of the Intellectual Property in association with any product, service, cause or institution. The Executive agrees that this waiver may be invoked by the Company, and by any of its authorized agents or assignees, in respect of any or all of the Intellectual Property.

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(d)         The Executive further agrees to, promptly, at the request of the Company, take all steps and sign all assignments and other documents as the Company may reasonably require or consider helpful to effect or evidence the ownership, assignment or transfer of the Intellectual Property and to protect, obtain or maintain any patents, copyrights, trade-marks, industrial designs or other proprietary rights in the Intellectual Property.

5.03       Non-Competition

(a)         The Executive shall not, in any manner whatsoever, without the Company’s prior written consent, at any time during the Executive’s employment and for 12 months after the effective date of cessation of the Executive’s employment, directly or indirectly:

(i)          carry on, engage in or be concerned with or interested in; or

(ii)         lend money to, guarantee the debts or obligations of or permit the Executive’s name or any part thereof to be used or employed by any person engaged in or concerned with or interested in the business of the manufacture and sale of plant-based, high-protein packaged ramen for consumers (the “Business”) in the Province of Ontario and the States of South Carolina and [•] (the “Territory”).

(b)         The Executive further agrees that the Executive shall not during the Executive’s employment and for 12 months after the effective date of cessation of the Executive’s employment, directly or indirectly work for any Competitor (as defined below) in a role similar to the role the Executive held in the 12 months’ prior to cessation of the Executive’s employment. For purposes of this section, “Competitor” shall mean any business enterprise engaged in the Business in the Territory.

5.04       Non-Solicitation of Employees

(a)         The Executive shall not, in any manner whatsoever, without the Company’s prior written consent, at any time during the Executive’s employment and for 12 months after the effective date of cessation of the Executive’s employment, directly or indirectly:

(i)          induce or endeavour to induce any employee of the Company to terminate his/her employment with the Company, or otherwise change his/her relationship with the Company, whether or not such employee would breach his/her contract (written or otherwise) with the Company by doing so; or

(ii)         employ or engage or attempt to employ or engage or assist any person to employ or engage any employee of the Company.

(b)         Any job postings or recruitment campaigns of general or mass application shall not be considered a breach of this Section 5.04.

5.05       Non-Solicitation of Customers and Prospective Customers

(a)         The Executive shall not, in any manner whatsoever, without the Company’s prior written consent, at any time during the Executive’s employment and for 12 months after the effective date of cessation of the Executive’s employment, directly or indirectly:

(i)          solicit, endeavour to solicit or gain the custom of, canvass or interfere with the Company’s relationships with any person that:

(A)        is a customer of the Company at the effective date of cessation of the Executive’s employment and with whom the Executive had business dealings on behalf of Company in the 12 months before the effective date of cessation of the Executive’s employment;

(B)         was a customer of the Company at any time within 12 months before the effective date of cessation of the Executive’s employment and with whom the Executive had business dealings on behalf of the Company in the 12 months before the effective date of the cessation of the Executive’s employment; or

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(C)         has been pursued as a prospective customer by or on behalf of the Company at any time within 12 months before the effective date of cessation of the Executive’s employment, and in respect of whom the Company has not determined to cease all such pursuit, for the purpose of (1) selling any products or services to the customer or potential customer, or for the purposes of soliciting orders of any products or services from that customer or potential customer, where such products or services are substantially similar to or competitive with the Business of the Company at the effective date of the cessation of the Executive’s employment; or (2) encouraging such customer or prospective customer to terminate its arrangement with the Company or otherwise change its relationship with the Company.

(b)         Notwithstanding Section 5.05(a), the Executive must not, in any manner whatsoever, without the prior written consent of the Company, at any time during the Executive’s employment and for 12 months after the effective date of cessation of the Executive’s employment, provide any services or products to any customer of the Company with whom the Executive had business dealings on behalf of the Company in the 12 months before the effective date of cessation of the Executive’s employment, where such products or services are substantially similar to or competitive with the Business of the Company at the effective date of cessation of the Executive’s employment.

5.06       Non-Interference

During the Executive’s employment and for 12 months after the effective date of cessation of the Executive’s employment, the Executive shall not, without the Company’s prior written consent, directly or indirectly, interfere with any projects which, with the Executive’s knowledge, the Company had undertaken or as evidenced by a written document were about to be undertaken at the effective date of cessation of the Executive’s employment.

5.07       Non-Disparagement

During and after the Executive’s employment with the Company, neither the Executive nor the Company shall comment in any adverse fashion on the other party, or the other party’s (as applicable) subsidiaries and affiliates or their respective directors, officers, agents, shareholders or employees, unless the Executive or the Company, as applicable, is permitted to do so in accordance with any applicable regulatory legislation (including whistleblowing legislation) or required to do so by law or court order.

5.08       Acknowledgements

(a)         The Executive acknowledges and agrees that:

(i)          the Company’s business is carried on throughout the Territory and that the Company is interested in and solicits or canvasses opportunities throughout the Territory;

(ii)         the Company’s reputation in the industry and its relationships with its customers is the result of hard work, diligence and perseverance on behalf of the Company over an extended period of time;

(iii)        the nature of the Company’s business is such that the on-going relationship between the Company and its customers is material and has a significant effect on the ability of the Company to continue to obtain business from its customers for both long term and new contracts;

(iv)        in light of the foregoing, the restrictions in this Article V are reasonable and valid and the Executive waives all defences to the strict enforcement thereof; and

(v)         any breach of the covenants in this Article V by the Executive will result in material and irreparable harm to the Company, although it may be difficult for the Company to establish the monetary value flowing from such harm. The Executive therefore further acknowledges and agrees that the Company, in addition to being entitled to the monetary damages which flow from the breach, will be entitled to injunctive relief in a court of appropriate jurisdiction in the event of any breach by the Executive of the covenants in this Article V.

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Article VI
TERMINATION OF EMPLOYMENT

6.01       Termination on the Death of the Executive

The Executive’s employment shall terminate automatically upon the Executive’s death, following which the Company shall pay to the Executive’s estate (a) all the Executive’s regular wages and vacation pay accrued and owing up to and including the date of death, (b) all eligible expenses that have been incurred by the Executive and remain owing as of the date of death, and (c) any other minimum statutory entitlement that may be owing to the Executive under the ESA, without duplication.

6.02       Termination by the Company for Cause

The Company may terminate the Executive’s employment at any time without working notice on the following terms:

(a)         if the Executive is terminated for any reason that provides the Company with the right to terminate the Executive’s employment without notice under the ESA (currently wilful misconduct, disobedience or wilful neglect of duty that is not trivial and has not been condoned by the Company), without any working notice, pay in lieu of working notice, statutory severance pay, or any other entitlement either by way of anticipated earnings or damages of any kind, except for: (i) the Executive’s regular wages and vacation pay accrued and owing as of the effective termination, (ii) reimbursement for all eligible expenses that have been incurred by the Executive but remaining owing as of the effective termination date, upon the Executive’s provision of appropriate vouchers and receipts, and (iii) any other minimum statutory entitlement that may be owing to the Executive under the ESA, without duplication; or

(b)         if the Executive is terminated for any other reason that constitutes just cause at common law (other than a reason under Section 6.02(a) above), by providing the Executive with only: (i) the minimum amount of working notice of termination or payment of the Executive’s regular wages in lieu of working notice (or a combination at the Company’s discretion) prescribed by the ESA, (ii) statutory severance pay, if any, prescribed by the ESA, (iii) the Executive’s regular wages accrued and owing as of the effective termination date, (iv) all outstanding vacation pay (including any vacation pay that accrues over the minimum statutory notice period prescribed by the ESA), (v) reimbursement for all eligible expenses that have been incurred by the Executive but remaining owing as of the effective termination date, upon the Executive’s provision of appropriate vouchers and receipts, (vi) benefits continuation for the statutory notice period under the ESA only; and (vii) any other minimum statutory entitlement that may be owing to the Executive under the ESA, without duplication.

6.03       Termination by the Company without Cause or for Good Reason

For purposes of this Section 6.03, “Good Reason” shall mean the occurrence of any of the following, in each case without the Executive’s consent: (a) a material breach by the Company of any material provision of this Agreement, (b) the relocation of the Executive’s principal place of employment by more than 50 kilometers, or (c) any reduction in the Executive’s Base Salary (exception for a reduction affecting all executive employees). Notwithstanding anything contained herein to the contrary, the Executive shall not have Good Reason to terminate the Executive’s employment unless: (A) the Executive has given the Company written notice of the event alleged to constitute Good Reason within 30 days of the first occurrence of such event; (B) the Company has an opportunity to cure the alleged Good Reason event within 30 days after the receipt of written notice of the allegation; and (C) if the Company fails to cure, the Executive’s date of termination for Good Reason shall occur within 30 days following the last day of the cure period.

(a)         The Company may terminate the Executive’s employment at any time without cause or by the Executive for Good Reason upon providing the Executive with only:

(i)          12 months of working notice or payment of the Executive’s then Base Salary in lieu of working notice (or a combination of both, in the Company’s discretion) (together defined as the “Notice Period”);

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(ii)         if applicable, payment of the Executive’s car allowance and other regular wages aside from the Executive’s then Base Salary for the minimum statutory notice period prescribed by the ESA, if any, that extends beyond the effective termination date;

(iii)        if working notice is provided under section 6.03(a) the amount of statutory severance pay as per the ESA so for the Company to be minimally compliant with its obligations under the ESA;

(iv)        the benefit plan contributions necessary to maintain the Executive’s participation in health and dental benefits programs during the Notice Period. All benefits shall otherwise be continued only for the minimum statutory notice period prescribed by the ESA. The Executive agrees that the Company may deduct from any payments hereunder the Executive’s benefit plan contributions which were regularly made during the term of this Agreement and the Executive’s employment in accordance with the benefit plans’ terms;

(v)         all regular wages accrued and owing up to and including the effective termination date;

(vi)        all outstanding vacation pay (including any vacation pay that accrues over the minimum statutory notice period prescribed by the ESA);

(vii)       reimbursement for all eligible expenses that have been incurred by the Executive and remain owing as of the effective termination date upon the Executive’s provision of appropriate vouchers and receipts; and

(viii)      any other minimum statutory entitlement that may be owing to the Executive under the ESA, without duplication.

6.04       Voluntary Resignation (Executive Termination Without Good Reason)

If the Executive wishes to voluntarily resign, the Executive shall provide 60 days’ notice in writing to the Company. The Company may waive such notice in whole or in part and assign transitional duties or require the Executive to work at home or another location (acting reasonably) by paying the Executive’s regular wages and vacation pay and continuing the Executive’s group benefits coverage to the effective date of resignation. The Executive agrees that the Company may deduct from any payments hereunder the Executive’s benefit plan contributions which were regularly made during the term of this Agreement and the Executive’s employment in accordance with the benefit plans’ terms. The Executive also agrees that the Company’s wavier or reassignment of duties and/or location will not constitute a termination of the Executive’s employment by the Company.

6.05       Effect of Cessation of Employment

The Executive agrees that, upon cessation of the Executive’s employment, the Executive shall be deemed to have immediately resigned any position that the Executive may have as an officer or director of the Company together with any other office, position or directorship which the Executive may hold in any of the Company’s subsidiaries and affiliates. In such event, the Executive shall, at the request of the Company, promptly sign all documents appropriate to evidence such resignations. The Executive shall not be entitled to any payments or damages in respect of these resignations in addition to those provided for herein.

6.06       Treatment of Equity Incentives on Termination.

Upon the termination of the Executive’s employment for any reason, any equity incentives held by the Executive shall be dealt with in accordance with the terms and conditions of the applicable plan or program documents then in effect and the applicable grant agreements, which shall include terms limiting the Executive’s entitlements.

6.07       Confidentiality of Settlement

The Executive agrees that any entitlements provided to the Executive under this Article VI shall remain confidential as between the Executive and Company, and shall not be disclosed by the Executive or the Company, other than as required by law, to any person, persons, corporation, association or organization whatsoever, with the exception of the Executive’s immediate family members or the Executive’s legal and financial advisors and those in the Company and its legal and financial advisors who need to know and in each case only in strictest confidence.

Annex H-10

6.08       Release

The Executive acknowledges and agrees that the amounts and entitlements that are provided under this Article VI are reasonable and shall be in full satisfaction of all terms of the cessation of the Executive’s employment, including any entitlement to statutory termination pay and statutory severance pay under the ESA and the Executive you shall have no other entitlement (including to anticipated earnings or damages of any kind), whether under statute, contract, common law or otherwise. As a condition precedent to any entitlement under this Article VI that exceeds the Executive’s minimum statutory entitlements under the ESA, the Executive agrees to deliver to the Company before any receipt of such entitlement, a fully executed full and final release from all actions or claims (save any action or claim that cannot be released by operation of statute) in favour of the Company, its affiliates, subsidiaries, and its and their directors, officers, employees, shareholders and agents, in a form reasonably satisfactory to the Company and within the timelines specified by the Company.

6.09       Return of Property

Upon the cessation of the Executive’s employment, or earlier if requested by the Company, and as a condition of the Company providing the Executive with any entitlements required hereunder that exceed the Executive’s minimum statutory entitlements as prescribed by the ESA, the Executive shall promptly deliver or caused to be delivered to the Company all documents, effects, money, Confidential Information or other property belonging to the Company or for which the Company is liable to others, which are in the possession, charge, control or custody of the Executive.

Article VII
CONTRACT PROVISIONS

7.01       Cooperation

Upon the receipt of reasonable notice from the Company (including outside counsel), the Executive agrees that while employed by the Company and thereafter, the Executive will respond and provide information with regard to matters in which the Executive has knowledge as a result of the Executive’s employment with the Company, and will provide reasonable assistance to the Company, its affiliates and their respective representatives in defense of any claims that may be made against the Company or its affiliates, and will assist the Company and its affiliates in the prosecution of any claims that may be made by the Company or its affiliates, to the extent that such claims may relate to the period of the Executive’s employment with the Company. The Executive agrees to promptly inform the Company if the Executive becomes aware of any lawsuits involving such claims that may be filed or threatened against the Company or its affiliates. The Executive also agrees to promptly inform the Company (to the extent that the Executive is legally permitted to do so) if the Executive is asked to assist in any investigation of the Company or its affiliates (or their actions), regardless of whether a lawsuit or other proceeding has then been filed against the Company or its affiliates with respect to such investigation, and shall not do so unless legally required. Upon presentation of appropriate documentation, the Company shall pay or reimburse the Executive for all reasonable out-of-pocket travel, duplicating or telephonic expenses incurred by the Executive in complying with this Section 7.01.

7.02       No Breach of Obligations to Others

The Executive represents to the Company that in carrying out the Executive’s duties for the Company, the Executive shall not disclose to the Company any confidential information of any third party. The Executive also represents to the Company that the Executive has not brought to the Company nor shall the Executive use in the performance of the Executive’s duties with the Company any confidential materials or property of any third party. The Executive also represents that the Executive is not a party to any agreement with or under any legal obligation to any third party that conflicts with any of the Executive’s obligations to the Company under this Agreement.

7.03       Survival

Upon cessation of the Executive’s employment, the terms of this Agreement that impose obligations upon the Executive that extend beyond the cessation of the Executive’s employment shall survive and can be enforced by the Company in a court of competent jurisdiction.

Annex H-11

7.04       Privacy

The Executive understands and consents to the fact that the Company and its subsidiaries or affiliates may collect, use, store or disclose personal information about the Executive or any of the Executive’s dependents or beneficiaries (“Employee Personal Information”) as required for those purposes necessary for, or beneficial to, the conduct of the employment relationship (including benefits administration). The Executive also understands that the Company may disclose the Employee Personal Information to a third party administrator for the purpose of administering the Executive’s employment relationship with the Company or to service providers (such as legal, finance and accounting, information technology and human resources advisors and/or similar consultants and advisors), law enforcement or government authorities, as necessary to comply with legal requirements or in the course of a legal action, and to legitimate recipients of communications under applicable laws, where required by law or necessary for the purpose of, or in connection with, any legal proceedings. By signing below, the Executive hereby consents to such disclosure.

7.05       Independent Advice

The Executive confirms that the Executive has had a reasonable opportunity to obtain independent advice about this Agreement and has in fact obtained such advice, and that the Executive is signing this Agreement freely and voluntarily with full understanding of its contents.

7.06       Governing Law

This Agreement shall be governed by the laws of Ontario and the laws of Canada applicable in Ontario.

7.07       Attornment

For the purpose of all legal proceedings, this Agreement shall be deemed to have been performed in Ontario and the courts of Ontario will have the exclusive jurisdiction to entertain any action arising under this Agreement. The Executive and the Company each hereby attorns to the jurisdiction of the courts of Ontario, provided that nothing in this Agreement will prevent the Company from proceeding at its election against the Executive in the courts of any other province or country.

7.08       Applicable Employment Standards Legislation

Nothing in this Agreement is intended to conflict with the ESA. In the event the ESA provides superior statutory entitlements that the terms provided for under this Agreement, the Company shall provide the Executive with the Executive’s statutory entitlements in substitution for the terms under this Agreement.

7.09       Entire Agreement

This Agreement, together with the documents referred to herein, constitutes the whole agreement of the parties with reference to the Executive’s employment, and it cancels and replaces all prior understandings and agreements between the Executive and the Company.

7.10       Pre-Contractual Representations

The Executive hereby waives any right to assert any claim based on any precontractual representations, negligent or otherwise, made by the Company or its representatives.

7.11       Change in Terms and Conditions

The Executive agrees that the terms of this Agreement shall govern the Executive’s employment with the Company, regardless of the length of the Executive’s employment or any changes to the Executive’s terms of employment, and regardless of whether any such change is material or otherwise

7.12       Employment Standards Poster

By signing below, the Executive acknowledges having received a copy of the most recent version of the Employment Standards Poster.

Annex H-12

7.13       Severability

If any provision in this Agreement is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other provision of this Agreement herein and each such provision is deemed to be separate and distinct.

7.14       Notice

Any notice required or permitted to be given under this Agreement shall be in writing and shall be properly given if personally delivered, delivered by facsimile transmission (with confirmation of receipt) or mailed by prepaid registered mail addressed as follows:

(a)         in the case of the Company:

Borealis Foods Inc.
1540 Cornwall Road
Suite 104
Oakville, Ontario L6J 7W5
Canada
Attention: Pouneh Rahimi, General Counsel
Email: prahimi@borealisfoods.ca

(b)         in the case of the Executive:

Reza Soltanzadeh
[Address]
or to the last address of the Executive in the records of the Company or to such other address as the parties may from time to time specify by notice given in accordance herewith. Any notice so given shall be conclusively deemed to have been given or made on the day of delivery, if personally delivered, or if delivered by facsimile transmission or mailed as aforesaid, upon the date shown on the facsimile confirmation of receipt or on the postal return receipt as the date upon which the envelope containing such notice was actually received by the addressee.

7.15       Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set out in writing and duly signed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

7.16       Assignment

This Agreement, and the rights granted and the obligations incurred hereunder are not assignable, whether in whole or in part, by the Executive without the prior written consent to such effect of the Company. The Company may assign this Agreement to any of its affiliates or subsidiaries or to any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company. The Executive, by the Executive’s signature below, expressly consents to such assignment and, provided that such successor agrees to assume and be bound by the terms and conditions of this Agreement and continues to employ the Executive without any interruption to employment or negative change in terms and conditions thereof, all references to the “the Company” herein shall include its successor.

7.17       Successors

This Agreement and all rights of the Executive hereunder shall enure to the benefit of and be enforceable by the Executive and the Executive’s personal or legal representatives, heirs, executors, administrators and successors and shall enure to the benefit of and be binding upon the Company, its successors and assigns.

7.18       Taxes and Deductions

All payments under this Agreement shall be subject to applicable deductions and withholdings.

Annex H-13

7.19       Currency

All dollar amounts in this Agreement refer to Canadian currency.

7.20       Counterparts

This Agreement may be executed in counterparts, including via PDF, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.21       Copy of Agreement

The Executive acknowledges receipt of a copy of this Agreement duly signed by the Company.

[Signature page follows]

Annex H-14

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

BOREALIS FOODS INC.
Per:
Name:
Title:
I have authority to bind the corporation
SIGNED in the presence of:

Witness	REZA SOLTANZADEH
Name:

Signature Page to Employment Agreement between [Newco] and [Executive]

Annex H-15

Annex I

Continuance Governing Documents

Ontario | Ministry of Government and Consumer Services

Articles of Continuance
Business Corporations Act

For questions or more information to complete this form, please refer to the instruction page.

Fields marked with an asterisk (*) are mandatory.

1. Corporation Information

Corporation Name *
OXUS ACQUISITION CORP.

Has the corporation been assigned an Ontario Corporation Number (OCN) ? * ☐ Yes ☑ No

Please confirm the statement below *

☑ I confirm that the corporation has never been assigned an Ontario Corporation Number

2. Contact Information

Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence related to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so.

First Name *	Middle Name	Last Name *
Deanne		Henry

Telephone Country Code	Telephone Number *	Extension
1	416-865-8248	

Email Address *
dhenry@torys.com

3. Jurisdiction

Please provide the name of the jurisdiction where the corporation is currently incorporated or continued and the original date of incorporation or amalgamation of the corporation.

Current Corporation Name *
OXUS ACQUISITION CORP.

Governing Jurisdiction *
Cayman Islands

Original Date of Incorporation/Amalgamation *
February 3, 2021

The following supporting documents are required. Please attach these documents with your application:

☑ Incorporating documents and all amendments, and a copy of continuation documents and amendments if applicable, certified by an officer of the appropriate jurisdiction *

☑ Letter of Satisfaction/Authorization to Continue issued by the proper officer of the jurisdiction the corporation is leaving *

☑ Legal Opinion *

4. Corporation Name

Every corporation must have a name. You can either propose a name for the corporation or request a number name. If you propose a name for the corporation, you need a Nuans report for the proposed name.

Will this corporation have a number name ? * ☐ Yes ☑ No

5264E (2021/10) © Queen's Printer for Ontario, 2021 Disponible en français Page of 4

Annex I-1

The corporation will have: *

- [x] an English name (example: "Green Institute Inc.")
- [ ] a French name (example: "Institut Green Inc.")
- [ ] a combination of English and French name (example: "Institut Green Institute Inc.")
- [ ] an English and French name that are equivalent but used separately (example: "Green Institute Inc./Institut Green Inc.")

Nuans Report

New Corporation Name (Proposed) *
OXUS ACQUISITION CORP.

Nuans Report Reference Number *	Nuans Report Date *

- [ ] Select this if you have a Legal Opinion for an identical name

5. General Details

Requested Date for Continuance *	Primary Activity Code *

Official Email Address *
ontariofilings@torys.com

An official email address is required for administrative purposes and must be kept current. All official documents or notices and correspondence to the corporation will be sent to this email address.

6. Address

Every corporation is required to have a registered office address in Ontario. This address must be set out in full. A post office box alone is not an acceptable address.

Registered Office Address *

- [x] Standard Address
- [ ] Lot/Concession Address

Street Number *	Street Name *	Unit Number
1540	Cornwall Road	104

City/Town *	Province	Postal Code *
Oakville	Ontario	L6J 7Y5

Country
Canada

7. Director(s)

Please specify the number of directors for your Corporation *

- [ ] Fixed Number
- [x] Minimum/Maximum

Minimum Number of Directors *	Maximum Number of Directors *
3	10

Director 1

First Name *	Middle Name	Last Name *
TBD		

Email Address

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Annex I-2

Is this director a Resident Canadian? * ☐ Yes ☐ No

Address for Service * ☑ Canada ☐ U.S.A. ☐ International

Street Number *	Street Name *	Unit Number

City/Town *	Province *	Postal Code *

Country
Canada

8. Shares and Provisions (Maximum limit is 100,000 characters per text box)

Every corporation must be authorized to issue at least one class of shares. You must describe the classes of shares of the corporation and the maximum number of shares the corporation is authorized to issue for each class. If the corporation has more than one class of shares, you must specify the rights, privileges and conditions for each class.

Description of Classes of Shares

The classes and any maximum number of shares that the corporation is authorized to issue:

Rights, Privileges, Restrictions and Conditions

Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":

Enter the Text *
SEE ATTACHED SCHEDULE

Restrictions on Share Transfers

The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":

Enter the Text *
None

Restrictions on Business or Powers

Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":

Enter the Text *
None

Other Provisions, if any

Enter other provisions, or if no other provisions enter "None":

Enter the Text *
None

5264E (2021/10) Page of

Annex I-3

9. Required Statements

Required Statements

☑ The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated under this Act. *

☑ The corporation has complied with subsection 180(3) of the *Business Corporations Act*. *

Authorization Date

☑ The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction currently governing the corporation, on the following date: *

Authorization Date *

10. Authorization

☑ * I, Deanne Henry

confirm that this form has been signed by the required person.

Caution - The Act sets out penalties, including fines, for submitting false or misleading information.

Required Signature

Name	Position	Signature

5264E (2021/10) Page of

Annex I-4

Annex J

New Borealis Governing Documents

BOREALIS FOODS INC.

BY-LAW NO. 1

Annex J Page
Section 1 DEFINITIONS		J-1

Section 2 REGISTERED OFFICE		J-2

Section 3 SEAL		J-2

Section 4 DIRECTORS		J-2

4.1	Number	J-2
4.2	Vacancies	J-2
4.3	Powers	J-3
4.4	Duties	J-3
4.5	Qualification	J-3
4.6	Term of Office	J-3
4.7	Election	J-3
4.8	Consent to Election	J-3
4.9	Removal	J-4
4.10	Vacation of Office	J-4
4.11	Validity of Acts	J-4

Section 5 MEETINGS OF DIRECTORS		J-4

5.1	Place of Meeting	J-4
5.2	Notice	J-4
5.3	Waiver of Notice	J-4
5.4	Omission of Notice	J-5
5.5	Electronic, Telephone Participation Etc.	J-5
5.6	Adjournment	J-5
5.7	Quorum and Voting	J-5
5.8	Resolution in Lieu of Meeting	J-5

Section 6 COMMITTEES OF DIRECTORS		J-5

6.1	General	J-5
6.2	Audit Committee	J-6

Section 7 REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES		J-7

Section 8 SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL		J-7

Section 9 CONFLICT OF INTEREST		J-7

Section 10 FOR THE PROTECTION OF DIRECTORS AND OFFICERS		J-7

Section 11 INDEMNITIES TO DIRECTORS AND OTHERS		J-8

Section 12 OFFICERS		J-9

12.1	Appointment of Officers	J-9
12.2	Removal of Officers and Vacation of Office	J-9
12.3	Vacancies	J-9
12.4	Chair of the Board	J-9
12.5	President	J-9
12.6	Vice-President	J-9

Annex J-i

Annex J Page
12.7	Secretary	J-9
12.8	Treasurer	J-10
12.9	Assistant Secretary and Assistant Treasurer	J-10
12.10	Managing Director	J-10
12.11	Duties of Officers may be Delegated	J-10
12.12	Agents and Attorneys	J-10

Section 13 SHAREHOLDERS’ MEETINGS		J-10

13.1	Annual Meeting	J-10
13.2	Special Meetings	J-10
13.3	Meeting on Requisition of Shareholders	J-11
13.4	Meetings held by Electronic Means and Electronic Voting	J-11
13.5	Notice	J-11
13.6	Waiver of Notice	J-11
13.7	Omission of Notice	J-11
13.8	Record Dates	J-11
13.9	Chair of the Meeting	J-12
13.10	Votes	J-12
13.11	Right to Vote	J-12
13.12	Proxies	J-13
13.13	Adjournment	J-13
13.14	Quorum	J-13
13.15	Persons Entitled to be Present	J-14
13.16	Resolution in Lieu of Meeting	J-14
13.17	Advance Notice Advance Notice of Shareholder Nominations and Proposals	J-14

Section 14 SHARES AND TRANSFERS		J-16

14.1	Issuance	J-16
14.2	Security Certificates	J-16
14.3	Agent	J-16
14.4	Dealings with Registered Holder	J-17
14.5	Defaced, Destroyed, Stolen or Lost Security Certificates	J-17
14.6	Enforcement of Lien for Indebtedness	J-17
14.7	Electronic, Book-Based or Other Non-Certificated Registered Positions	J-17

Section 15 DIVIDENDS		J-18

15.1	Dividends	J-18
15.2	Joint Shareholders	J-18
15.3	Dividend Payments	J-18

Section 16 VOTING SECURITIES IN OTHER BODIES CORPORATE		J-18

Section 17 NOTICES, ETC.		J-19

17.1	Service	J-19
17.2	Failure to Locate Shareholder	J-19
17.3	Shares Registered in More than one Name	J-19
17.4	Persons Becoming Entitled by Operation of Law	J-19
17.5	Signatures upon Notices	J-19
17.6	Computation of Time	J-19
17.7	Proof of Service	J-19

Annex J-ii

Annex J Page
Section 18 CUSTODY OF SECURITIES	J-20

Section 19 EXECUTION OF CONTRACTS, ETC.	J-20

Section 20 FISCAL PERIOD	J-20

Section 21 REPEAL OF PREVIOUS BY-LAWS	J-20

Annex J-iii

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of BOREALIS FOODS INC., a corporation amalgamated under the Business Corporations Act (Ontario) (hereinafter called the “Corporation”) is made as follows:

Section 1
DEFINITIONS

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)         “Act” means the Business Corporations Act (Ontario) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)         “Affiliate” has the meaning given to it in the Act;

(c)         “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province or territory of Canada;

(d)         “Associate” has the meaning given to it in the Act;

(e)         “articles” means the original or restated articles of incorporation, or articles of amendment, amalgamation or continuance of the Corporation, as applicable;

(f)          “Beneficial Ownership” has the meaning given to it in the Act, and “beneficially owns” and “beneficially owned” have corresponding meanings;

(g)         “Board” or “board” means the board of directors of the Corporation;

(h)         “by-laws” or “By-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(i)          “Close of Business” means 5:00 p.m. (Toronto time) on a business day in that city;

(j)          “Chair of the Board” means the chairperson of the Board appointed from time to time;

(k)         “Designated Stock Exchange” means any United States national securities exchange on which the securities of the Corporation are listed for trading, including the Nasdaq Capital Market.

(l)          “Director Nomination” means the nomination of one or more individuals for the election of directors to the Board made (a) by or at the direction of the Board in a notice of meeting or any supplement thereto; (b) before the meeting by or at the direction of the Board; or (c) by a shareholder of the Corporation in accordance with Section 13.17;

(m)        “Meeting” means an annual meeting, an annual and special meeting or a special meeting (which is not an annual and special meeting) called for the purpose of electing directors by the Corporation’s shareholders entitled to vote on such matters;

(n)         “Meeting Notice Date” means the date on which the first notice to the shareholders or first Public Announcement of the date of the meeting was issued by the Corporation;

(o)         “NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators;

(p)         “Nominating Shareholder” has the meaning given to it in Section 13.17(b);

(q)         “Nomination Notice” has the meaning given to it in Section 13.17(b);

(r)          “person” has the meaning given to it in the Act;

Annex J-1

(s)          “Public Announcement” means disclosure in a (a) press release reported in a national news service in Canada or (b) a document publicly filed by the Corporation or its transfer agent and registrar under the Corporation’s profile on SEDAR;

(t)          “SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;

(u)         “STA” means the Securities Transfer Act (Ontario) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(v)         all terms used in the by-laws that are defined in the Act and are not otherwise defined in the by-laws shall have the meanings given to such terms in the Act;

(w)        words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders;

(x)         the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions;

(y)         the term “including”, “includes” and “include” means “including (or includes or include) without limitation”; and

(z)         any reference to “Section” is to a section, sub-section or paragraph of these by-laws, unless otherwise indicated.

Section 2
REGISTERED OFFICE

The Corporation shall at all times have a registered office in Ontario. The initial registered office of the Corporation shall be 1540 Cornwall Road, Suite 104, Oakville, Ontario L6J 7W5. The Corporation may at any time by special resolution of its directors change the location of its registered office within Ontario.

Section 3
SEAL

The directors may by resolution from time to time adopt and change a corporate seal of the Corporation.

Section 4
DIRECTORS

4.1         Number

The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall not be less than the minimum and not more than the maximum number so specified, and in either case shall not be fewer than three individuals so long as the Corporation remains an “offering corporation” (as defined in the Act). Where a minimum and maximum number of directors of the Corporation is provided for in its articles, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. So long as the Corporation remains an “offering corporation” (as defined in the Act), at least one third of the directors shall not be officers or employees of the Corporation or any of its affiliates.

4.2         Vacancies

Subject to section 124 of the Act, a quorum of directors may fill a vacancy among the directors. If there is not a quorum of directors, or if there has been a failure to elect the number of directors required by the articles or the Act, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. A director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.

Annex J-2

4.3         Powers

The directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the shareholders of the Corporation, or by statute.

4.4         Duties

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties to the Corporation shall:

(a)         act honestly and in good faith with a view to the best interests of the Corporation; and

(b)         exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

4.5         Qualification

The following persons are disqualified from being a director of the Corporation:

(a)         a person who is less than 18 years of age;

(b)         a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere;

(c)         a person who is not an individual; and

(d)         a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

4.6         Term of Office

A director’s term of office (subject to any applicable provisions of the Corporation’s articles and subject to the election of such director for an expressly stated term) shall be from the date such director is elected or appointed until the close of the first annual meeting of shareholders following such director’s election or appointment or until a successor to such director is elected or appointed.

4.7         Election

Subject to sections 119, 120 and 124 of the Act, the shareholders of the Corporation shall, at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles or by section 125 of the Act by reason of the disqualification, incapacity or death of any candidates, the directors elected at that meeting if they constitute a quorum, may exercise all the powers of the directors, pending the holding of a meeting of shareholders in accordance with subsection 124(3) of the Act.

4.8         Consent to Election

Subject to section 119 of the Act, the election or appointment of a director is not effective unless the person elected or appointed consents in writing before or within 10 days after the election or appointment.

Annex J-3

4.9         Removal

Subject to sections 120 and 122 of the Act, the shareholders of the Corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office before the expiration of his or her term of office and may, subject to section 124 of the Act, elect any person in his or her stead for the remainder of the director’s term.

4.10       Vacation of Office

A director of the Corporation ceases to hold office when:

(a)         the director dies or, subject to subsection 119(2) of the Act, resigns;

(b)         the director is removed from office in accordance with section 122 of the Act; or

(c)         the director becomes disqualified under subsection 118(1) of the Act.

A resignation of a director becomes effective at the time a written resignation is received by the Corporation, or at the time specified in the resignation, whichever is later.

4.11       Validity of Acts

An act done by a director or by an officer is not invalid by reason only of any defect that is thereafter discovered in his or her appointment, election or qualification.

Section 5
MEETINGS OF DIRECTORS

5.1         Place of Meeting

Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place within or outside Ontario except where the Corporation is a non-resident Corporation, and in any financial year of the Corporation, a majority of the meetings of the board of directors need not be held at a place within Canada. A meeting of directors may be convened by the Chair of the Board (if any), the President (if any) or any director at any time and the Secretary (if any) or any other officer or any director shall, as soon as reasonably practicable following receipt of a direction from any of the foregoing, send a notice of the applicable meeting to the directors. A quorum of the directors may, at any time, call a meeting of the directors for the transaction of any business the general nature of which is specified in the notice calling the meeting.

5.2         Notice

Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director, or each director who is a member of such committee, as the case may be, not less than 48 hours before the time of the meeting; provided that a meeting of directors, or of any committee of directors, may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

5.3         Waiver of Notice

Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by facsimile or electronic mail addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

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5.4         Omission of Notice

The accidental omission to give notice of any meeting of directors or of any committee of directors or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

5.5         Electronic, Telephone Participation Etc.

If all of the directors of the Corporation consent, a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously. A director’s consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board or a committee thereof held while the director holds office. A director participating in such a meeting by such means is deemed for the purposes of the Act and this by-law to be present at that meeting.

5.6         Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

5.7         Quorum and Voting

Subject to the articles, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors, but in no case shall a quorum be less than two-fifths of the number of directors. If the Corporation has fewer than three directors, all of the directors must be present at any meeting of directors to constitute a quorum. Subject to subsection 124(1) of the Act, directors shall not transact business at a meeting of directors unless a quorum is present. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting in addition to his or her original vote shall not have a second or casting vote.

5.8         Resolution in Lieu of Meeting

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or a committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

Section 6
COMMITTEES OF DIRECTORS

6.1         General

The directors may from time to time appoint from their number a managing director, or a committee of directors, and may delegate to such managing director or such committee any of the powers of the directors, except that (unless the Act otherwise permits) no managing director or committee shall have the authority to:

(a)         submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)         fill a vacancy among the directors or appoint or remove any of the chief executive officers, however designated, the chief financial officer, however designated, the chair or the president of the Corporation;

(c)         subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

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(d)         declare dividends;

(e)         purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)          pay a commission referred to in section 37 of the Act;

(g)         approve a management information circular referred to in Part VIII of the Act;

(h)         approve a take-over bid circular, directors’ circular or issuer bid circular referred to in Part XX of the Securities Act (Ontario);

(i)          approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act (Ontario);

(j)          approve an amalgamation under section 177 of the Act or an amendment to the articles under subsection 168(2) or (4) of the Act;

(k)         adopt, amend or repeal by-laws of the Corporation; or

(l)          exercise any other power which under the Act a committee of directors has no authority to exercise.

Notwithstanding the foregoing and subject to the articles, the directors may, by resolution, delegate to a director, a committee of directors, or an officer the power to:

(a)         borrow money upon the credit of the Corporation;

(b)         issue, reissue, sell or pledge debt obligations of the Corporation;

(c)         give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)         mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

6.2         Audit Committee

Subject to subsection 158(1.1) of the Act, so long as the Corporation remains an “offering corporation” (as defined in the Act), the board shall appoint from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of shareholders. At any time when the Corporation is not an offering corporation, the directors may (but shall not be required to) appoint from among their number an audit committee to be composed of such number of directors as may be determined by the board from time to time in accordance with the Act.

The directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis. For so long as the shares of the Corporation are listed or quoted on the Designated Stock Exchange, the composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Securities and Exchange Commission and the Designated Stock Exchange.

Each member of the audit committee shall serve at the pleasure of the board and, in any event, only so long as such member is a director of the Corporation. The directors may fill vacancies in the audit committee by election from among their number. The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any requirements imposed by the board from time to time.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat. If requested by a member of the audit committee, the auditor shall attend every meeting of the audit committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the audit committee.

The audit committee shall review the financial statements of the Corporation referred to in section 154 of the Act, and shall report thereon to the board before such financial statements are approved under section 159 of the Act, and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board, including those required by the Designated Stock Exchange.

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Section 7
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

Subject to the articles and the rules and regulations of the Securities and Exchange Commission and the Designated Stock Exchange, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his or her capacity as an officer or employee of the Corporation. Subject to section 132 of the Act, the directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

Section 8
SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and subject to the Act, any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or other applicable law or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

Section 9
CONFLICT OF INTEREST

A director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or proposed transaction with the Corporation, or who is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or proposed transaction with the Corporation, shall disclose, in writing to the Corporation or by requesting to have entered in the minutes of meetings of directors, the nature and extent of his or her interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall attend any part of a meeting of directors during which the contract or transaction is discussed, and no such director shall vote on any resolution to approve such contract or transaction. If a material contract is made or a material transaction is entered into between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he or she has a material interest, the director or officer is not accountable to the Corporation or its shareholders for any profit or gain realized from the contract or transaction, and the contract is neither void nor voidable, by reason only of that relationship or by reason only that a director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the Act, and the contract or transaction was reasonable and fair to the Corporation at the time it was approved.

Even if these conditions are not met, a director or officer, acting honestly and in good faith, shall not be not accountable to the Corporation or to its shareholders for any profit or gain realized from any such contract or transaction, by reason only of his or her holding the office of director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was approved, is not by reason only of the director’s or officer’s interest therein void or voidable, where the contract or transaction is confirmed or approved by special resolution at a meeting of the shareholders duly called for that purpose, and the nature and extent of the director’s or officer’s interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in the information circular.

Section 10
FOR THE PROTECTION OF DIRECTORS AND OFFICERS

No director or officer of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in

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or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever that may happen in the execution of the duties of such director’s or officer’s respective office of trust or in relation thereto, unless the same shall happen by or through the director’s or officer’s failure to exercise the powers and to discharge the duties of office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability under the Act. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the director or officer is a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

Section 11
INDEMNITIES TO DIRECTORS AND OTHERS

(1)         The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, or any other individual permitted by the Act to be so indemnified in the manner and to the fullest extent permitted by the Act. Without limiting the generality of the foregoing, subject to section 136 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including costs reasonably incurred in the defence of an action or proceeding and an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2)         The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 11(1). The individual shall repay the money if the individual does not fulfill the conditions of Section 11(3).

(3)         The Corporation shall not indemnify an individual under Section 11(1) unless the individual:

(i)          acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)         in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

(4)         The Corporation shall, subject to the Act, with the approval of a court, indemnify an individual referred to in Section 11(1), or advance moneys under Section 11(2), in respect of an action by or on behalf of the Corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in Section 11(1), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in Section 11(3).

(5)         The Corporation may purchase and maintain insurance for the benefit of an individual referred to in Section 11(1) against any liability incurred by that individual to the extent permitted by the Act.

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Section 12
OFFICERS

12.1       Appointment of Officers

Subject to the articles, the directors annually or as often as may be required may appoint from among themselves a Chair of the Board (either on a full-time or part-time basis) and may appoint a President, one or more Vice- Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and one or more assistants to any of the officers so appointed. None of such officers except the Chair of the Board needs to be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

12.2       Removal of Officers and Vacation of Office

Subject to the articles, all officers, employees and agents shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when such officer dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

12.3       Vacancies

If the office of Chair of the Board, President, Vice-President, Secretary, Treasurer, or any other office created by the directors pursuant to Section 12.1 hereof shall be or become vacant by reason of death, resignation, removal from office or in any other manner whatsoever, the directors may appoint an individual to fill such vacancy.

12.4       Chair of the Board

The Chair of the Board (if any) shall, if present, preside as chair at all meetings of the board and at all meetings of the shareholders of the Corporation. The Chair of the Board shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors.

12.5       President

The President (if any) shall, unless otherwise determined by resolution of the board, be the chief executive officer of the Corporation and shall, subject to the direction of the board, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chair of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chair at all meetings of directors and the shareholders of the Corporation. The President shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

12.6       Vice-President

The Vice-President (if any) or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chair at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall have such other powers and shall perform such other duties as may from time to time be assigned to him, her or them by resolution of the directors.

12.7       Secretary

Unless another officer has been appointed for that purpose, the Secretary (if any) shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in section 140 of the Act. The Secretary shall have such other powers and shall perform such other duties as may from time to time be assigned to the Secretary by resolution of the directors or as are incident to the office of the Secretary.

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12.8       Treasurer

Subject to the provisions of any resolution of the directors, the Treasurer (if any) or such other officer who has been appointed for that purpose shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct; provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so directed by the board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so directed. Unless another officer has been appointed for that purpose, the Treasurer shall prepare and maintain adequate accounting records. The Treasurer shall have such other powers and shall perform such other duties as may from time to time be assigned to such person by resolution of the directors or as are incident to the office of the Treasurer. The Treasurer may be required to give such bond for the faithful performance of his or her duties as the directors in their sole discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

12.9       Assistant Secretary and Assistant Treasurer

The Assistant Secretary (if any) or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer (if any) or, if more than one, the Assistant Treasurers in order of seniority, shall assist the Secretary and Treasurer, respectively, in the performance of his or her duties and shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his, her or their signatures, respectively, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him, her or them by resolution of the directors.

12.10     Managing Director

The Managing Director (if any) shall conform to all lawful orders given to him or her by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.

12.11     Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

12.12     Agents and Attorneys

The Corporation shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

Section 13
SHAREHOLDERS’ MEETINGS

13.1       Annual Meeting

Subject to the articles, the annual meeting of the shareholders of the Corporation shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

13.2       Special Meetings

The directors of the Corporation may at any time call a special meeting of shareholders to be held at such place in or outside Ontario as the directors may determine.

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13.3       Meeting on Requisition of Shareholders

The holders of not less than 5% of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection 105(3) of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors are obligated to call a meeting and do not do so within 21 days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

13.4       Meetings held by Electronic Means and Electronic Voting

Subject to the articles, a meeting of the shareholders of the Corporation may be held by telephonic or electronic means (as defined in the Act) and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed, for purposes of the Act and this by-law, to be present at the meeting.

13.5       Notice

A notice in writing of a meeting of shareholders, stating the day, hour and place of the meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution or by-law to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days so long as the Corporation remains an “offering corporation” (as defined in the Act), or in the case of a non-offering corporation not less than 10 days, but in either case not more than 50 days before the meeting.

13.6       Waiver of Notice

Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by facsimile or other form of recorded electronic transmission addressed to the Corporation or in any other manner and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend at a meeting of shareholders is a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

13.7       Omission of Notice

The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

13.8       Record Dates

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

Subject to subsection 95(4) of the Act, the directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

If no record date is fixed,

(a)         the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be,

(i)          at the close of business on the last business day preceding the day on which the notice is given, or

(ii)         if no notice is given, the day on which the meeting is held; and

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(b)         the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

13.9       Chair of the Meeting

In the absence of the Chair of the Board (if any), the President (if any) and any Vice-President (who is a director), the shareholders present and entitled to vote shall elect a director of the Corporation as chair of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chair.

13.10     Votes

Votes at meetings of shareholders may be cast either personally or by proxy. Subject to the Act and Section 13.11, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chair of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting or is otherwise required by the Act. A shareholder or proxyholder may demand a ballot either before or after any vote by a show of hands. At every meeting at which shareholders are entitled to vote, each shareholder present on his or her own behalf and every proxyholder present shall have one vote. Upon any ballot at which shareholders are entitled to vote, each shareholder present on his or her own behalf or by proxy shall (subject to the provisions, if any, of the articles) have one vote for every share registered in the name of such shareholder. In the case of an equality of votes under this Section, the chair of the meeting shall not have a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder or proxyholder.

At any meeting of shareholders, unless a ballot is demanded, an entry in the minutes of a meeting of shareholders, following a vote on the applicable motion by a show of hands, to the effect that the chair of the meeting declared a motion to be carried is admissible in evidence as proof of the fact, in the absence of evidence to the contrary, without proof of the number or proportion of the votes recorded in favour of or against the motion, although the chair may direct that a record be kept of the number or proportion of votes in favour of or against the motion for any purpose the chair of the meeting considers appropriate.

If at any meeting a ballot is demanded on the election of a chair for the meeting or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

13.11     Right to Vote

Unless the articles otherwise provide, each share of the Corporation entitles the holder thereof to one vote at a meeting of shareholders.

Where a body corporate or a trust, association or other unincorporated organization is a shareholder of the Corporation, any individual authorized by a resolution of the directors of the body corporate or the directors, trustees or other governing body of the association, trust or unincorporated organization, to represent it at meetings of shareholders of the Corporation shall be recognized as the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or by such trust, association or other unincorporated organization and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of a person to vote shares held by such body corporate or by such trust, association or other unincorporated organization.

Where a person holds shares as a personal representative, such person or his or her proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him or her, and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of such person to vote the shares in respect of which such person has been appointed as a personal representative.

Where a person mortgages, pledges or hypothecates his or her shares, such person or such person’s proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, the person has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in

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which case, subject to the articles, such holder or such holder’s proxy is the person entitled to vote in respect of the shares and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of the person holding the mortgage, pledge or hypothec as the person entitled to vote in respect of the applicable shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present on their own behalf or by proxy, vote, they shall vote as one on the shares jointly held by them and the chair of the meeting may establish or adopt rules or procedures in that regard.

13.12     Proxies

Every shareholder, including a shareholder that is a body corporate or a trust, association or other unincorporated organization, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form or a format generated by telephonic or electronic means and shall be completed and executed, in writing or electronic signature, by the shareholder or by his or her duly authorized attorney and shall conform with the requirements of the Act and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. So long as the Corporation remains an “offering corporation” (as defined in the Act), a proxy appointing a proxyholder to attend and act at a meeting or meetings of shareholders ceases to be valid one year from its date.

The directors may, by resolution, fix a time and specify in a notice calling a meeting of shareholders the time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting of shareholders or an adjournment of the meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or its agent.

The chair shall conduct the proceedings at the meeting and the chair’s decision in any matter or thing, including, without limitation, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.

13.13     Adjournment

Subject to the Act or the articles, the chair of the meeting may, with the consent of the meeting and subject to such conditions as the meeting decides, adjourn the meeting of shareholders from time to time and from place to place. If the meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If the meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, section 111 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

13.14     Quorum

At all meetings of shareholders, except where otherwise provided by statute or by the articles, or by these By-laws, the presence, in person, or by proxy duly authorized, of the holders of thirty three and one third percent (33 1/3 percent) in voting power of the outstanding shares entitled to vote shall constitute a quorum for the transaction of business. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting until adjournment, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for a meeting of shareholders, or within such reasonable time thereafter as the shareholders present may determine, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the articles or these By-laws, thirty three and one third percent (33 1/3 percent)

Annex J-13

in voting power of the outstanding shares of such class or classes or series, present in person, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the articles or these By-laws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, or represented by proxy at the meeting shall be the act of such class or classes or series.

13.15     Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

13.16     Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders, except where a written statement is submitted by a director under subsection 123(2) of the Act, or where representations in writing are submitted by an auditor under subsection 149(6) of the Act.

13.17     Advance Notice of Shareholder Nominations and Proposals

(a)         Nomination Requirements. Subject to the Act, Applicable Securities Laws and the articles of the Corporation, only those individuals named in the Director Nominations will be eligible for the election of directors to the board.

(b)         Timely Notice. A shareholder (the “Nominating Shareholder”) must give written notice of its Director Nominations, the contents of such notice are set out in Section 13.17(d) (such notice, a “Nomination Notice”), to the secretary of the Corporation even if such matter is already the subject of a notice to the shareholders or a Public Announcement. The Nomination Notice must be received by the Corporation:

(i)          in the case of an annual meeting (or an annual and special meeting), not less than 30 days nor more than 65 days before the date of such meeting (except that, if the meeting is to be held on a date that is less than 50 days after the Meeting Notice Date, notice by the Nominating Shareholder shall be made not less than the Close of Business on the 10th day after the Meeting Notice Date); and

(ii)         in the case of a special meeting (which is not an annual and special meeting) called for the purpose of electing directors (whether or not also called for the purpose of conducting other business) not later than the Close of Business on the 15th day after the Meeting Notice Date.

(c)         Delivery of Notice. Notwithstanding any other provision of this by-law, a Nominating Shareholder shall deliver the Nomination Notice to the Corporation’s registered office. A Nomination Notice shall be delivered by personal delivery, nationally recognized overnight courier (with all fees prepaid), facsimile or e-mail of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid).

(d)         Shareholder Nominations. A Nomination Notice must include the following information respecting each of the Nominating Shareholder’s nominees:

(i)          each nominee’s name, age, business address and residential address;

(ii)         a statement indicating whether each nominee is a “resident Canadian” (as defined in the Act) and the regulations made under the Act;

(iii)        each nominee’s present principal occupation, business or employment;

(iv)        each nominee’s principal occupation, business or employment for the five years preceding the notice;

Annex J-14

(v)         the number of securities of each class or series of shares of the Corporation (or any of its subsidiaries) beneficially owned, or controlled or directed, directly or indirectly, by each nominee, as of the record date for the meeting (provided that such date shall have then have been made publicly available and shall have occurred) and as of the date of such Nomination Notice;

(vi)        a description of any relationship, agreement, arrangement or understanding (including financial, compensation or indemnity related or otherwise) between the proposed nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the proposed nominee or the Nominating Shareholder, in connection with the proposed nominee’s nomination and election as a director;

(vii)       such other information concerning each nominee as would be required to be disclosed in an information circular soliciting proxies for the election of each nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under the regulations under the Act, NI 51-102 or Form 51-102F5 Information Circular;

(viii)      the consent of each nominee to being named in the information circular to serve as a director if elected; and

(ix)        any such other information as the Corporation may reasonably require to determine the eligibility of each nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of each nominee.

(e)         Additional Nomination Notice Information. A Nomination Notice must include the following information respecting the Nominating Shareholder:

(i)          the name, business address and residential address of the Nominating Shareholder;

(ii)         the number of securities of each class and series of the Corporation (or any of its subsidiaries) beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (provided that such date shall have been made publicly available and shall have occurred) and as of the date of the Nomination Notice;

(iii)        a description of any agreement, arrangement or understanding with respect to between or among the Nominating Shareholder and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing relating to the Nominating Shareholder’s Director Nominations;

(iv)        full particulars of any direct or indirect interest of the Nominating Shareholder in any contract or transaction (existing or proposed) with the Corporation or any affiliate thereof;

(v)         a description of any agreement, arrangement or understanding (including any derivative or short positions, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Nomination Notice by, or on behalf of, the Nominating Shareholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Nominating Shareholder or any of its affiliates or associates with respect to shares of the Corporation;

(vi)        any other information relating to the Nominating Shareholder that would be required to be made in a dissident’s information circular in connection with solicitations of proxies for election of directors under the Act or any Applicable Securities Laws;

Annex J-15

(vii)       a representation that the Nominating Shareholder is a registered or beneficial shareholder of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the individual or individuals specified in the Nomination Notice; and

(viii)      a representation whether the Nominating Shareholder intends to deliver an information circular or form of proxy to holders of the Corporation’s outstanding shares or otherwise to solicit proxies from shareholders in support of its Director Nominations.

(f)          Effect of Non-Compliance. Notwithstanding anything in this by-law to the contrary: (i) no Director Nominations shall be made at any meeting except in accordance with the procedures set forth in this Section 13.17. The requirements of this Section 13.17 shall apply to any Director Nominations to be brought before a meeting by a shareholder whether such Director Nominations are to be included in the Corporation’s management information circular under the Act and NI 51-102 or presented to shareholders by means of an independently financed proxy solicitation. The requirements of this Section 13.17 are included to provide the Corporation notice of a shareholder’s intention to bring one or more Director Nominations before a meeting and shall in no event be construed as imposing upon any shareholder the requirement to seek approval from the Corporation as a condition precedent to make such Director Nominations before a meeting.

(g)         Waiver. The board may, in its sole discretion, waive any requirement in this Section 13.17.

Section 14
SHARES AND TRANSFERS

14.1       Issuance

Subject to the articles and to section 26 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

14.2       Security Certificates

Security certificates (if any) shall (subject to compliance with section 56 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed manually, or the signature shall be printed or otherwise mechanically reproduced on the certificate, by at least one director or officer of the Corporation or by a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he or she were a director or an officer at the date of its issue.

14.3       Agent

For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

(a)         a trustee, transfer agent or other agent to keep the securities register and the register of transfer and one or more persons or agents to keep branch registers; and

(b)         a registrar, trustee or agent to maintain a record of issued certificates and warrants,

and, subject to section 48 of the Act, one person may be appointed for the purposes of both clauses (a) and (b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

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14.4       Dealings with Registered Holder

Subject to the Act, the STA and this by-law, the Corporation may treat the registered holder of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of a holder of the security.

14.5       Defaced, Destroyed, Stolen or Lost Security Certificates

In the event of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced (together with the surrender of the defaced security certificate), destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this Section 14.5 referred to as the “Corporation’s agent”, then to the Corporation and the Corporation’s agent) of an indemnity bond (or other security approved by the directors) in such form as is approved by the directors or by any officer of the Corporation, indemnifying the Corporation (and the Corporation’s agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation’s agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and subject to the STA, a new security certificate shall be issued in replacement of the one defaced, destroyed, stolen or lost, and such issuance may be ordered and authorized by any officer of the Corporation or by the directors.

14.6       Enforcement of Lien for Indebtedness

Subject to subsection 40(2) of the Act and section 66 of the STA, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or the shareholder’s legal representative for a debt of that shareholder to the Corporation, such lien may be enforced by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell on default shall have been served on the holder or such shareholder’s legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to the shareholder or as such shareholder shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser’s name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after the purchaser’s name or the name of the purchaser’s legal representative has been entered in the securities register, the validity of the sale shall not be impeached by any person.

14.7       Electronic, Book-Based or Other Non-Certificated Registered Positions

For greater certainty, but subject to section 54 of the Act and the STA, a registered securityholder may have his or her holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of securityholders to be kept by the Corporation in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation, in conjunction with its transfer agent (if any). This by-law shall be read such that a registered holder of securities of the Corporation pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate. The Corporation and its transfer agent (if any) may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a security registration system by electronic, book- based, direct registration system or other non-certificated means.

Annex J-17

Section 15
DIVIDENDS

15.1       Dividends

Subject to the articles, the directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)         the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)         the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 38 of the Act, the Corporation may pay a dividend in money or property.

15.2       Joint Shareholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

15.3       Dividend Payments

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of such registered holder, or, paid by electronic funds transfer to the bank account designated by the registered holder, unless such holder otherwise directs. In the case of joint holders, the cheque or payment shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and, if more than one address is recorded in the Corporation’s security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the electronic funds transfer as aforesaid, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque or payment by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque or payment for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as any officer or the directors may from time to time prescribe, whether generally or in any particular case.

Section 16
VOTING SECURITIES IN OTHER BODIES CORPORATE

All securities of or other interests in (i) any other body corporate or (ii) any trust, association or other unincorporated organization carrying voting rights and held from time to time by the Corporation may be voted at all meetings of shareholders, unitholders, bondholders, debenture holders or holders of such securities or other interests, as the case may be, of such other (i) body corporate or (ii) trust, association or other unincorporated organization, and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. Any officer of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as such officer may determine, without the necessity of a resolution or other action by the directors.

Annex J-18

Section 17
NOTICES, ETC.

17.1       Service

Any notice or document required by the Act, the articles, the by-laws or otherwise to be sent to any shareholder or director of the Corporation may be delivered personally to, or sent by pre-paid mail addressed to:

(a)         the shareholder at the shareholder’s latest address as shown in the records of the Corporation or its transfer agent; and

(b)         the director at the director’s latest address as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act, whichever is the more current.

A notice or document sent by mail to a shareholder or director of the Corporation is deemed to be received by the addressee on the fifth day after mailing.

Notwithstanding the foregoing, a notice or document required or permitted to be sent under sections 262 and 263 of the Act may be sent by electronic means in accordance with the Electronic Commerce Act, 2000.

17.2       Failure to Locate Shareholder

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

17.3       Shares Registered in More than one Name

All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be sufficient notice of delivery of such document to all the holders of such shares.

17.4       Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his or her name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom such person derives his or her title to such shares.

17.5       Signatures upon Notices

The signature of any director or officer of the Corporation upon any notice need not be a manual signature.

17.6       Computation of Time

Where a given number of days’ notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day the notice is sent shall, unless it is otherwise provided by applicable law, be counted in such number of days or other period.

17.7       Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder, director, officer or auditor of the Corporation or any other person or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation or other person, as the case may be.

Annex J-19

Section 18
CUSTODY OF SECURITIES

All securities (including warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or with such other depositaries or in such other manner as may be determined from time to time by any officer or director.

All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

Section 19
EXECUTION OF CONTRACTS, ETC.

Contracts, documents or instruments requiring the signature of the Corporation may be signed by any director or officer alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments generally or to sign specific contracts, documents or instruments.

The corporate seal (if any) of the Corporation may be affixed by any director or officer to contracts, documents or instruments signed by such director or officer as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the directors.

The term “contracts, documents or instruments” as used in this by-law shall include notices, deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of any director or officer or any other person or persons appointed as aforesaid by resolution of the directors may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments executed or issued by or on behalf of the Corporation and all contracts, documents or instruments on which the signature or signatures of any of the foregoing persons shall be so reproduced, shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments. The delivery of an executed copy of any and all by-laws, minutes of meetings, resolutions, consents, instruments or like documents required by the Act to be kept with the records of the Corporation in counterparts, by facsimile or by electronic transmission shall be deemed to be the equivalent of the delivery of an original executed copy thereof and the counterparts together shall constitute one and the same document.

Section 20
FISCAL PERIOD

The fiscal period of the Corporation shall terminate on such day in each year as the board may from time to time by resolution determine.

Section 21
REPEAL OF PREVIOUS BY-LAWS

The Corporation’s former By-Law No. 1 (the “Former By-Law No. 1”) is repealed as of the coming into force of this new By-Law No. 1 (the “New By-Law No. 1”). The repeal shall not affect the previous operation of the Former By- Law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, the repealed Former By-Law before its repeal.

Annex J-20

This By-Law No. 1 was made by the directors of the Corporation on [•], 2023 and confirmed by the shareholders of the Corporation on [•], 2023.

Name:	[•]
Title:	[•]

Annex J-21

New Borealis Articles

Ontario | Ministry of Government and Consumer Services

Articles of Amalgamation
Business Corporations Act

For questions or more information to complete this form, please refer to the instruction page.

Fields marked with an asterisk (*) are mandatory.

1. Applicant Information

Corporation Name *
OXUS ACQUISITION CORP.

Ontario Corporation Number (OCN) *	Company Key *

2. Contact Information

Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence related to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so.

First Name *	Middle Name	Last Name *
Deanne		Henry

Telephone Country Code	Telephone Number *	Extension
1	416-865-8248	

Email Address *
dhenry@torys.com

3. Amalgamating Corporations

Amalgamating Corporation 1

Corporation Name *
OXUS ACQUISITION CORP.

Ontario Corporation Number (OCN) *	Adoption/Approval Date *

Amalgamating Corporation 2

Corporation Name *
BOREALIS FOODS INC.

Ontario Corporation Number (OCN) *	Adoption/Approval Date *

4. Method of Amalgamation

Please select your method of amalgamation * ☐ Long-Form ☑ Short-Form

Please include the following Schedules/Documents with your application

☐ **Schedule A:** Signed statement(s) of a director or an officer of each amalgamating corporation required by subsection 178(2) of the *Business Corporations Act*. *

☐ **Schedule B:** Copy of the director's resolution for each amalgamating corporations as required under section 177 of the *Business Corporations Act*. *

5262E (2021/10) © Queen's Printer for Ontario, 2021 Disponible en français Page of 4

Annex J-22

5. Corporation Name

Please indicate whether you would like to use the name of one of the amalgamating corporations or if you would like to use a new name for the name of the amalgamated corporation.

Options: *

☑ I want to use the name of one of the amalgamating corporations

☐ I want to use a new name (including number name)

Please select the name you would like to use from the drop down list of amalgamating corporations. *
BOREALIS FOODS INC.

6. General Details

Requested Date for Amalgamation	Primary Activity Code *
	541715

Official Email Address *
ontariofilings@torys.com

An official email address is required for administrative purposes and must be kept current. All official documents or notices and correspondence to the corporation will be sent to this email address.

7. Address

Every corporation is required to have a registered office address in Ontario. This address must be set out in full. A post office box alone is not an acceptable address.

Registered Office Address *

☑ Standard Address ☐ Lot/Concession Address

Street Number *	Street Name *	Unit Number
1540	Cornwall Road	104

City/Town *	Province	Postal Code *
Oakville	Ontario	L6J 7Y5

Country
Canada

8. Director(s)

Please specify the number of directors for your Corporation *

☐ Fixed Number ☑ Minimum/Maximum

Minimum Number of Directors *	Maximum Number of Directors *
3	13

Director 1

First Name *	Middle Name	Last Name *

Email Address

Is this director a Resident Canadian? * ☐ Yes ☐ No

Address for Service * ☐ Canada ☐ U.S.A. ☐ International

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Annex J-23

9. Shares and Provisions (Maximum limit is 100,000 characters per text box)

Every corporation must be authorized to issue at least one class of shares. You must describe the classes of shares of the corporation and the maximum number of shares the corporation is authorized to issue for each class. If the corporation has more than one class of shares, you must specify the rights, privileges and conditions for each class.

Description of Classes of Shares

The classes and any maximum number of shares that the corporation is authorized to issue:

Enter the Text *
SEE PLAN OF ARRANGEMENT ATTACHED

Rights, Privileges, Restrictions and Conditions

Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":

Enter the Text *
SEE PLAN OF ARRANGEMENT ATTACHED

Restrictions on Share Transfers

The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":

Enter the Text *
SEE PLAN OF ARRANGEMENT ATTACHED

Restrictions on Business or Powers

Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":

Enter the Text *
SEE PLAN OF ARRANGEMENT ATTACHED

Other Provisions, if any

Enter other provisions, or if no other provisions enter "None":

Enter the Text *
SEE PLAN OF ARRANGEMENT ATTACHED

10. Authorization

☐ * I, Deanne Henry

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Annex J-24

confirm that this form has been signed by all the required persons:

Caution - The Act sets out penalties, including fines, for submitting false or misleading information.

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Corporation Name, Full Name and Position	Signature

5262E (2021/10)

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Annex J-25

Annex K

FORM OF INCENTIVE PLAN

BOREALIS FOODS INC. EQUITY INCENTIVE PLAN

Annex K Page
Article 1 DEFINITIONS		K-1

1.1	Definitions	K-1

Article 2 PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS		K-5

2.1	Purpose of the Plan	K-5
2.2	Implementation and Administration of the Plan	K-5
2.3	Eligible Participants	K-6
2.4	Shares Subject to the Plan	K-6
2.5	Participation Limits	K-7
2.6	Performance Criteria	K-7

Article 3 OPTIONS		K-7

3.1	Nature of Options	K-7
3.2	Option Awards	K-8
3.3	Exercise Price	K-8
3.4	Expiry Date; Blackout Period	K-8
3.5	Option Agreement	K-8
3.6	Exercise of Options	K-8
3.7	Method of Exercise and Payment of Purchase Price	K-9
3.8	Termination of Employment or Service	K-10
3.9	Incentive Stock Options	K-10

Article 4 STOCK APPRECIATION RIGHTS		K-11

4.1	Nature of SARs	K-11
4.2	SAR Awards	K-11
4.3	Exercise of SARs	K-11

Article 5 DEFERRED SHARE UNITS		K-11

5.1	Nature of DSUs	K-11
5.2	DSUs	K-11
5.3	Redemption of DSUs	K-12

Article 6 SHARE UNITS		K-12

6.1	Nature of Share Units	K-12
6.2	Share Unit Awards	K-13
6.3	Performance Criteria and Performance Period Applicable to PSU Awards	K-13

Article 7 GENERAL CONDITIONS		K-13

7.1	General Conditions applicable to Awards	K-13
7.2	Dividend Share Units	K-14
7.3	Unfunded Plan	K-14

Article 8 ADJUSTMENTS AND AMENDMENTS		K-15

8.1	Adjustment to Shares Subject to Outstanding Awards	K-15
8.2	Amendment or Discontinuance of the Plan	K-15
8.3	Change of Control	K-16

Annex K-i

Annex K Page
Article 9 MISCELLANEOUS		K-17

9.1	Currency	K-17
9.2	Compliance and Award Restrictions	K-17
9.3	Use of an Administrative Agent and Trustee	K-18
9.4	Withholding Tax	K-18
9.5	Reorganization of the Corporation	K-19
9.6	Governing Laws	K-19
9.7	Successors and Assigns	K-19
9.8	Severability	K-19
9.9	No liability	K-19
9.10	Clawback of Benefits	K-19
9.11	Effective Date of the Plan	K-20

ADDENDUM FOR U.S. PARTICIPANTS Borealis Foods Inc. EQUITY INCENTIVE PLAN		K-21

Annex K-ii

BOREALIS FOODS INC.
EQUITY INCENTIVE PLAN

Borealis Foods Inc. (the “Corporation”) hereby establishes an Equity Incentive Plan for certain qualified officers, employees and Consultants (as defined herein) and non-employee directors, providing ongoing services to the Corporation and/or its Subsidiaries (as defined herein) that can have a significant impact on the Corporation’s long-term results.

Article 1
DEFINITIONS

1.1         Definitions

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliate” means any corporation, partnership or other entity which the Corporation, directly or indirectly, controls, or is under common control with. The Corporation shall be deemed to “control” any such entity if the Corporation possesses, directly or indirectly, the power to direct or cause the direction of the management of such entity, whether through the ownership of voting securities, by contract or otherwise;

“Award Agreement” means, individually or collectively, the Option Agreement, DSU Agreement, PSU Agreement, RSU Agreement, SAR Agreement, and/or the Employment Agreement or Consulting Agreement pursuant to which an Award is granted, as the context requires;

“Awards” means Options, DSUs, PSUs, RSUs and/or SARs granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means the period of time when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by Insiders or other specified Persons;

“Board” means the board of directors of the Corporation as constituted from time to time;

“Broker” has the meaning ascribed thereto in Section 3.7(2);

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in both New York, New York and Toronto, Ontario for the transaction of banking business;

“Cash Equivalent” means:

(a)         in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units (including for certainty any Dividend Share Units) then recorded in the Participant’s Account, net of any applicable taxes in accordance with Section 9.4 upon settlement; and

(b)         in the case of DSUs, the amount of money equal to the Market Value multiplied by the whole number of DSUs (including for certainty any Dividend Share Units) then recorded in the Participant’s Account which the Participant redeems pursuant to the DSU Redemption Notice, net of any applicable taxes in accordance with Section 9.4 upon settlement;

“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)         any Person, or any Persons acting jointly or in concert (as such term is defined in National Instrument 62-104 — Take-Over Bids and Issuer Bids), is or becomes the beneficial owner, directly or indirectly of, securities of the Corporation representing more than 50% of the combined voting power of the Corporation’s then outstanding securities entitled to vote in the election of the directors of the Corporation;

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(b)         the Corporation shall have disposed of all or substantially all of its assets, such that shareholder approval was required to be obtained or should have been required under the Business Corporations Act (Ontario); or

(c)         pursuant to a single election or appointment or a series of elections or appointments over any period from and after the Effective Date: (i) those individuals who at the Effective Date constituted the Board, together with; (ii) any new or additional director or directors whose nomination for election by the Corporation’s shareholders, or whose appointment to the Board by the Board, has been approved by at least 75% of the votes cast by all of the directors then still in office, who either were directors at the Effective Date or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board;

provided, however, that to the extent needed for an Award to be compliant with Section 409A of the Code, the event must also constitute a change in ownership or effective control of the Corporation or a change in the ownership of a substantial portion of the assets of the Corporation within the meaning of Section 409A;

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

“Compensation Committee” means the Compensation Committee of the Board, which shall be comprised of individuals who shall satisfy the independence or other requirements of the Exchange and, to the extent necessary in order to permit officers and directors of the Company to be exempt from the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) with respect to transactions related to Awards under the Plan, be comprised entirely of “Non-Employee Directors” within the meaning of Rule 16b-3 promulgated by the Securities and Exchange Commission under the 1934 Act;

“Consultant” means any Person, other than an employee, officer or director, acting as a consultant or advisor who provides services to the Corporation or any Affiliate, so long as:

(a)         such Person renders bona fide services that are not in connection with the offer and sale of the Corporation’s or any Affiliate’s securities in a capital-raising transaction;

(b)         such Person provides the services under a written contract between the Corporation or an Affiliate and the Person;

(c)         in the reasonable opinion of the Corporation, such Person spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate;

(d)         such Person does not directly or indirectly promote or maintain a market for the Corporation’s securities; and

(e)         the identity of such Person would not preclude the Corporation from offering or selling securities to such Person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act of 1933 or, if the Corporation is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933;

“Consulting Agreement” means, with respect to any Participant, any written consulting agreement between the Corporation or a Subsidiary and such Participant;

“Corporation” means Borealis Foods Inc., a corporation amalgamated under the Business Corporations Act (Ontario);

“Dividend Share Units” has the meaning ascribed thereto in Section 7.2;

“DSU” means a deferred share unit, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s Account in accordance with Article 5;

“DSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form as the Compensation Committee may approve from time to time;

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“DSU Redemption Notice” has the meaning ascribed thereto in Section 5.3(1);

“DSU Termination Event” means the time at which a Participant ceases to hold all positions with the Corporation or a Related Entity as a result of the Participant’s death or retirement or resignation from, or loss of, an office or employment for purposes of paragraph 6801(d) of the regulations under the Tax Act, which, if the Participant is an employee and the Participant’s employment is governed by the employment standards legislation of a Canadian province or territory, and the Participant’s employment is terminated by the Corporation or a Related Entity, the Participant’s loss of employment will be deemed to coincide with, as applicable, the end of the notice of termination period that is minimally required to be provided by such employment standards legislation, and shall not be extended by any greater common law, civil law or contractual notice period;

“Effective Date” has the meaning ascribed thereto in Section 9.11;

“Eligible Participants” has the meaning ascribed thereto in Section 2.3(1);

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or a Subsidiary and such Participant;

“Exchange” shall mean the NASDAQ Stock Market or, if the Shares are not listed on NASDAQ Stock Market, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise or settle a particular Award, if applicable;

“Exercise Price” has the meaning ascribed thereto in Section 3.3;

“Expiry Date” has the meaning ascribed thereto in Section 3.4;

“Grant Date” has the meaning ascribed thereto in Section 3.4;

“Incentive Stock Option” means an Option that is designated by the Compensation Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan;

“Insider” means an insider as defined in the Securities Act (Ontario);

“ISO Entity” has the meaning ascribed thereto in Section 2.3(1);

“Market Value” means, with respect to any particular date, the most recent preceding closing price of a Share on the Exchange, provided that, if the Shares are not then listed and posted for trading on any Exchange, then Market Value shall mean the fair market value of a Share as determined by the Compensation Committee using any other appropriate method selected by the Compensation Committee, acting reasonably and in good faith based on the reasonable application of a reasonable valuation method not inconsistent with Section 409A of the Code and the Tax Act;

“Nonqualified Stock Option” means an Option that is not designated by the Compensation Committee as an Incentive Stock Option;

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof;

“Option Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form as the Compensation Committee may approve from time to time;

“Participant” means an Eligible Participant that is granted an Award under the Plan;

“Participant’s Account” means an account maintained to reflect each Participant’s participation in DSUs and/or Share Units under the Plan;

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“Performance Criteria” means performance criteria established by the Compensation Committee pursuant to Section 2.6 that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” has the meaning ascribed thereto in Section 6.3;

“Person” means an individual, corporation, company, cooperative, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, trust, trustee, executor, administrator, legal personal representative, estate, unincorporated association or organization, entity with juridical personality or governmental authority or body, or other entity, whether or not having legal status however designated or constituted, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Borealis Foods Inc. Equity Incentive Plan, as amended and restated from time to time;

“PSU” means a performance share unit awarded to a Participant to receive a payment in the form of cash or Shares as provided in Article 6 and subject to the terms and conditions of the Plan;

“PSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form as the Compensation Committee may approve from time to time;

“Related Entity” means a corporation related to the Corporation within the meaning of the Tax Act;

“RSU” means a restricted share unit awarded to a Participant to receive a payment in the form of cash or Shares as provided in Article 6 and subject to the terms and conditions of the Plan;

“RSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form as the Compensation Committee may approve from time to time;

“SAR” means a stock appreciation right awarded to a Participant to be settled in cash or Shares as provided in Article 4 and subject to the terms and conditions of the Plan;

“SAR Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of SARs and the terms and conditions thereof, substantially in the form as the Compensation Committee may approve from time to time;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more directors, officers, employees or Consultants of the Corporation or a Subsidiary. For greater certainty, a “Share Compensation Arrangement” does not include a security based compensation arrangement used as an inducement to Person(s) not previously employed by and not previously an Insider of the Corporation who become(s) an officer of the Corporation;

“Share Limit” has the meaning ascribed thereto in Section 2.4(1);

“Share Unit” means a RSU or PSU, as the context requires;

“Shareholders” means holders of Shares;

“Shares” means the common shares in the capital of the Corporation;

“Subsidiary” means a corporation, limited liability company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Surrender” has the meaning ascribed thereto in Section 3.7(3);

“Surrender Notice” has the meaning ascribed thereto in Section 3.7(3);

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

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“Termination Date” means, unless otherwise defined in the applicable Award Agreement:

(a)         with respect to a Participant who is an employee or officer of the Corporation or a Subsidiary, such Participant’s last day of active employment, which, except as provided below or otherwise expressly required by applicable employment standards legislation, does not include any period of statutory, common law, civil law or contractual notice or any period of deemed employment or salary continuance; and

(b)         with respect to a Participant who is a Consultant or non-employee director, the date such Consultant or non-employee director ceases to provide services to the Corporation or a Subsidiary.

For purposes hereof, if the Participant’s employment is governed by the employment standards legislation of a Canadian province or territory, and the Participant’s employment is terminated by the Corporation or a Subsidiary with whom the Participant is employed, the Participant’s last day of active employment will be deemed to coincide with, as applicable, the end of the notice of termination period that is minimally required to be provided by such employment standards legislation, and shall not be extended by any greater common law, civil law or contractual notice period.

For greater certainty, a Participant’s absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of disability shall not be considered to result in a Termination Date;

“transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, lien, charge, pledge, encumbrance, grant of security interest or any arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing and “transferred”, “transferring” and similar variations have corresponding meanings; and

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code.

Article 2
PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

2.1         Purpose of the Plan

The purpose of the Plan is to: (i) attract and retain employees, officers, Consultants and non-employee directors capable of assuring the future success of the Corporation; (ii) offer such Persons incentives to put forth maximum efforts; (iii) compensate such Persons through various share-based arrangements and provide them with opportunities for share ownership, thereby aligning the interests of such Persons and Shareholders and advancing the interests of the Corporation.

2.2         Implementation and Administration of the Plan

(1)         The Compensation Committee shall implement, administer and interpret the Plan.

(2)         Subject to the terms and conditions set forth in the Plan and the rules of the Exchange and applicable laws, the Compensation Committee, shall have the sole and absolute discretion to: (i) designate Participants; (ii) determine the type, size, and terms, and conditions of Awards to be granted; (iii) determine the method by which an Award may be settled, exercised, canceled, forfeited, or suspended; (iv) determine the circumstances under which the delivery of cash, property, or other amounts payable with respect to an Award may be deferred either automatically or at the Participant’s or the Compensation Committee’s election; (v) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee shall deem appropriate for the proper administration of the Plan; (vii) accelerate the vesting, delivery, or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; and (viii) make any other

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determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the Plan, to preserve the tax treatment of the Awards, preserve the economic equivalent value of the Awards or to comply with any applicable law.

(3)         No member of the Board or the Compensation Committee and no officer or employee acting for and on behalf of the Board or the Compensation Committee will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Award Agreement or other document or any Awards granted pursuant to the Plan.

(4)         The day-to-day administration of the Plan may be delegated to such officers and employees of the Corporation as the Compensation Committee determines, including without limitation to grant Awards under the Plan (other than to Insiders).

(5)         Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Compensation Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including, without limitation, the Corporation, any Subsidiary, the Board, any Participant, any holder or beneficiary of any Award, and any Shareholder.

2.3         Eligible Participants

(1)         The Persons who shall be eligible to receive Nonqualified Stock Options, SARs, RSUs, DSUs and PSUs shall be the directors, officers, employees or Consultants of or to the Corporation or a Subsidiary, providing ongoing services to the Corporation and/or its Subsidiaries (collectively, “Eligible Participants”). Incentive Stock Options shall be granted only to Eligible Participants who are employees of the Corporation or any of the Corporation’s present or future “subsidiary” or “parent” of the Corporation as defined under Code Section 424(e) or (f) of the Code, or other affiliates the employees of which are eligible to receive Incentive Stock Options under the Code (each an “ISO Entity”).

(2)         Participation in the Plan shall be entirely voluntary and may be declined.

(3)         Notwithstanding any express or implied term of the Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation or a Subsidiary.

2.4         Shares Subject to the Plan

(1)         Subject to adjustment pursuant to provisions of Article 8, the total number of Shares issuable pursuant to Awards granted under the Plan shall not exceed [NTD: insert number equal to five percent (5%) of the total issued and outstanding shares as of the Effective Date] (the “Share Limit”), the precise number to be determined following completion of the de-SPAC merger. Subject to applicable law, the requirements of the Exchange and any shareholder or other approval which may be required, the Compensation Committee may in its discretion amend the Plan to increase such limit without notice to any Participants.

(2)         Notwithstanding anything in this Section 2.4(1) to the contrary but subject to adjustment as provided in Article 8, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be [•] Shares [same number under (1) above]. In no event shall any Incentive Stock Options be granted under the Plan after the tenth anniversary of the date on which the Board adopts the Plan.

(3)         For greater certainty, any issuance from treasury by the Corporation either: (i) under any other proposed or established Share Compensation Arrangement; or (ii) that is or was issued in reliance upon an exemption under applicable stock exchange rules applicable to security based compensation arrangements used as an inducement to Person(s) not previously employed by and not previously an Insider of the Corporation who become(s) an officer of the Corporation, shall not be included in determining the Share Limit.

(4)         Shares in respect of which an Award is granted under the Plan (or any other Share Compensation Arrangement) but not exercised prior to the termination of such Award, not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, or settled

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in cash in lieu of settlement in Shares, shall, in each case, be available for Awards to be granted thereafter pursuant to the provisions of the Plan; provided, however, that in the case of an Incentive Stock Option, the forgoing shall be subject to any limitations under the Code. All Shares issued from treasury pursuant to the exercise or the vesting of Awards granted under the Plan shall be so issued as fully paid and non-assessable Shares.

2.5         Participation Limits

(1)         The number of Shares subject to Awards granted to any one Participant shall be determined by the Compensation Committee, but no one Participant shall be granted Awards which exceed, in aggregate, the maximum number permitted by the Exchange, if applicable.

(2)         Subject to adjustment pursuant to provisions of Article 8 hereof, the aggregate number of Shares issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period shall not exceed ten percent (10%) of the total issued and outstanding Shares subject to the Plan from time to time. Any Awards granted pursuant to a Share Compensation Arrangement or the Plan, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in this Section 2.5(2).

(3)         Notwithstanding anything in Section 2.4 to the contrary, but subject to adjustment as provided in Article 8, in any fiscal year of the Corporation during any part of which the Plan is in effect, no Participant who is a non-employee director may be granted any Awards that have a “fair value” as of the date of grant, as determined in accordance with FASB ASC Topic 718 (or any other applicable accounting guidance), that exceeds $300,000 in the aggregate.

2.6         Performance Criteria

The Performance Criteria may consist of, but are not limited to, the following, (determined for the Corporation, on a consolidated basis, and/or for Related Entities, or for business or geographical units of the Corporation and/or a Related Entity): (i) earnings per share; (ii) revenues or margins; (iii) cash flow (including operating cash flow, free cash flow, discounted return on investment, and cash flow in excess of cost of capital); (iv) operating margin; (v) return on net assets, investment, capital, or equity; (vi) economic value added; (vii) direct contribution; (viii) net income; pretax earnings; earnings before all or some of the following items: interest, taxes, depreciation, amortization, stock-based compensation, ASC 718 expense, or any extraordinary or special items; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Corporation; (ix) working capital; (x) management of fixed costs or variable costs; (xi) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (xii) total stockholder return; (xiii) debt reduction; (xiv) market share; (xv) entry into new markets, either geographically or by business unit; (xvi) customer retention and satisfaction; (xvii) strategic plan development and implementation, including turnaround plans; and/or (xviii) the Fair Market Value of a Share. Any of the foregoing criteria may but need not be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Compensation Committee including, but not limited to, the Standard & Poor’s 500 Stock Index, the Nasdaq Composite Index, the Russell 2000 Index, or another group of companies that are comparable to the Corporation.

Article 3
OPTIONS

3.1         Nature of Options

An Option is a right granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof. Eligible Participants may be eligible to receive Nonqualified Stock Options and/or Incentive Stock Options as outlined in this Article 3. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option.

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3.2         Option Awards

(1)         The Compensation Committee shall, from time to time, in its sole discretion: (i) designate the Eligible Participants who may receive Options under the Plan; (ii) determine the number of Options, if any, to be granted to each Eligible Participant, the number of Shares under each such Option, and the date or dates on which such Options shall be granted; (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Exercise Price”); (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable); and (v) determine the Expiry Date, in each case subject to the terms and conditions prescribed in the Plan, in any Award Agreement and any applicable rules of the Exchange. Other than pursuant to adjustments set forth in Article 8, the Compensation Committee shall not be permitted to (a) lower the Exercise Price per Share of an Option after it is granted, (b) cancel an Option when the Exercise Price per Share exceeds the Market Value of the underlying Shares in exchange for cash or another Award, (c) cancel an outstanding Option in exchange for an Option with an Exercise Price that is less than the Exercise Price of the original Options or (d) take any other action with respect to an Option that may be treated as a repricing pursuant to the applicable rules of the Exchange, without approval of the Corporation’s Shareholders.

(2)         All Options granted herein shall vest in accordance with the terms of the Award Agreement entered into in respect of such Options.

3.3         Exercise Price

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Compensation Committee when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant. Notwithstanding the foregoing, in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Corporation, the Exercise Price per share shall be no less than one hundred ten percent (110%) of the Market Value on the Grant Date.

3.4         Expiry Date; Blackout Period

Subject to Section 8.1(1), each Option must be exercised no later than ten (10) years after the date the Option is granted (the “Grant Date”) or such shorter period as set out in the Participant’s Award Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of the Plan, each Option that would expire during or within ten (10) Business Days immediately following a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period. Where an Option will expire on a date that falls immediately after a Black-Out Period, and for greater certainty, not later than ten (10) Business Days after the Black-Out Period, then the date such Option will expire will be automatically extended by such number of days equal to ten (10) Business Days less the number of Business Days after the Black-Out Period that the Option expires. Notwithstanding the foregoing, in no event shall the Expiry Date exceed five (5) years from the Grant Date in the case of an Incentive Stock Option granted to an employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Corporation or an ISO Entity.

3.5         Option Agreement

Each Option must be confirmed by an Award Agreement. The Award Agreement shall contain such terms that the Corporation deems necessary and appropriate and to comply with applicable law.

3.6         Exercise of Options

(1)         Subject to the provisions of the Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Compensation Committee at the time such Option is granted and set out in the Award Agreement.

(2)         Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such number of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Compensation Committee may determine in its sole discretion.

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(3)         No fractional Shares will be issued upon the exercise of Options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 8.1, such Participant will only have the right to acquire the next lowest whole number of Shares.

3.7         Method of Exercise and Payment of Purchase Price

(1)         Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.6) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice substantially in the form to be attached as a schedule to the Award Agreement to the Corporation in the form and manner determined by the Compensation Committee from time to time, together with a bank draft, certified cheque or other form of payment acceptable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable withholding tax.

(2)         Pursuant to the Exercise Notice and subject to the approval of the Compensation Committee and subject to applicable law, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker (the “Broker”) in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice and any applicable withholding tax. Pursuant to the Exercise Notice, the Participant may authorize the Broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price and any applicable withholding tax, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3)         In addition, to the extent specifically provided in an Option Agreement and subject to applicable law, in lieu of exercising any vested Option in the manner described in this Section 3.7(1) or Section 3.7(2), and pursuant to the terms of this Section 3.7(3), a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form to be attached as a schedule to the Award Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, subject to acceptance of such Surrender Notice by the Compensation Committee and provided that arrangements satisfactory to the Corporation have been made to pay any applicable withholding taxes:

X = (Y * (A – B)) / A

Where:

X =        the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y =        the number of Shares underlying the Options to be Surrendered

A =        the Market Value of the Shares as at the date of the Surrender

B =        the Exercise Price of such Options

(4)         No share certificates shall be issued and no Person shall be registered in the share register of the Corporation as the holder of Shares until actual receipt by the Corporation of an Exercise Notice, payment for the Shares to be purchased and satisfaction of any withholding tax requirements.

(5)         Subject to Section 3.7(4), upon the exercise of an Option pursuant to Section 3.7(1) or Section 3.7(2), or a Surrender pursuant to Section 3.7(3), the Corporation shall, as soon as practicable after such exercise or Surrender, cause the transfer agent and registrar of the Shares to deliver to the Participant (or as the Participant may otherwise direct) such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice or to which the Participant is then entitled in connection with the Surrender.

Annex K-9

(6)         In the case of an Incentive Stock Option, the available method(s) of exercise shall be specified in the Award Agreement at the time of grant.

3.8         Termination of Employment or Service

(1)         Subject to the provisions of the Plan, a Participant’s Options shall be subject to the terms and conditions of the Participant’s Award Agreement, as the case may be, in respect of such Participant’s ceasing to be an Eligible Participant.

(2)         For the avoidance of doubt, subject to applicable laws, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, contract, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s Termination Date will be considered as extending the Participant’s period of employment for the purposes of determining his or her entitlement under the Plan.

(3)         The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards that would have settled or vested or accrued to the Participant, or from the loss of the opportunity to exercise Options which the Participant would have been entitled to exercise during any period of notice of termination of employment under common law, contract or otherwise that is or should have been provided, if the Termination Date had not occurred.

3.9         Incentive Stock Options

(1)         No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the Shareholders in a manner intended to comply with the shareholder approval requirements of Section 422(b)(1) of the Code; provided, however, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(2)         No Incentive Stock Option may be granted more than ten (10) years from the date the Plan is adopted, or the date the Plan is approved by the Shareholders, whichever is earlier.

(3)         To the extent to the extent that the aggregate Market Value of the Shares subject to a Participant’s Incentive Stock Options (and other incentive stock options granted by the Corporation or any “subsidiary” or “parent” of the Corporation as defined under Code Section 424(e)), which become exercisable for the first time during any calendar year exceeds $100,000, such excess Options or other options shall be treated as Nonqualified Stock Option. For purposes of this paragraph, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Market Value of the Shares shall be determined as of the time of grant

(4)         Each Participant awarded an Incentive Stock Option under the Plan shall as a condition of participation hereunder notify the Corporation in writing immediately after the date he or she makes a disqualifying disposition of any Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Shares before the later of: (i) two (2) years after the Grant Date of the Incentive Stock Option; or (ii) one (1) year after the date of exercise of the Incentive Stock Option. The Corporation may, if determined by the Compensation Committee and in accordance with procedures established by the Compensation Committee, retain possession, as agent for the applicable Participant, of any Shares acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Shares.

(5)         To the extent that a Participant has received Incentive Stock Options and that any of the more general language in this Article 3 conflicts with the language in this Section 3.9, the language of Section 3.9 shall be controlling.

Annex K-10

Article 4
STOCK APPRECIATION RIGHTS

4.1         Nature of SARs

A SAR is a stock appreciation right granted to a Participant representing the right to receive, subject to restrictions and conditions as the Compensation Committee may determine at the time of grant, a cash payment or Shares in lieu of cash having an aggregate value equal to the product of: (i) the excess of (a) the Market Value on the exercise date of one Share over (b) the base price per Share specified in the Award Agreement, multiplied by (ii) the number of Shares specified by the SAR, or the portion thereof, that is exercised. The base price per Share specified in the Award Agreement shall not be less than the Market Value on the date of grant. Other than pursuant to adjustments set forth in Article 8, the Compensation Committee shall not be permitted to (a) lower the base price per Share of a SAR after it is granted, (b) cancel a SAR when the base price per Share exceeds the Market Value of the underlying Shares in exchange for cash or another Award, (c) cancel an outstanding SAR in exchange for a SAR with base price per Share that is less than the base price per Share of the original SARs or (d) take any other action with respect to a SAR that may be treated as a repricing pursuant to the applicable rules of the Exchange, without approval of the Corporation’s Shareholders.

4.2         SAR Awards

Each SAR must be confirmed by an Award Agreement that sets forth the terms, conditions and limitations for each SAR and may include, without limitation, whether the SAR is settled in cash or Shares, the vesting, expiry and base price per Share of the SAR and the provisions applicable if employment or service terminates, and shall contain such terms that may be considered necessary in order that the SAR will comply with any provisions respecting SARs in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or in which the Participant may perform services for the Corporation or a Subsidiary or the rules of any regulatory body having jurisdiction over the Corporation. If, upon the exercise of a SAR, a Participant is to receive a portion of such payment in Shares, the number of Shares shall be determined by dividing such portion by the Market Value on the exercise date. No fractional Shares will be issued upon the exercise of a SAR granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of a SAR, or from an adjustment pursuant to Section 8.1, such Participant will only have the right to acquire the next lowest whole number of Shares and will receive a cash payment in lieu of such fractional Shares.

4.3         Exercise of SARs

SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Compensation Committee as set out in the Participant’s Award Agreement; provided, however, that SARs granted under the Plan may not have a term in excess of ten (10) years’ duration unless required otherwise by applicable law.

Article 5
DEFERRED SHARE UNITS

5.1         Nature of DSUs

A DSU is a unit granted to a Participant representing the right to receive a Share or the Cash Equivalent, subject to restrictions and conditions as the Compensation Committee may determine at the time of grant and the rules of the Exchange. Conditions may be based on continuing service of the Participant and/or achievement of Performance Criteria. Notwithstanding any other provision of the Plan, a DSU may not be granted to a Participant who is a U.S. Participant.

5.2         DSUs

(1)         Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Compensation Committee shall, from time to time, in its sole discretion: (i) designate the Eligible Participants who may receive DSUs under the Plan; (ii) fix the number of DSUs, if any, to be granted to each Eligible Participant and the date or dates on which such DSUs shall be granted; and (iii) determine the relevant conditions and vesting provisions (including, any applicable Performance Periods and Performance Criteria), in each case subject to the terms and conditions prescribed in the Plan and in any Award Agreement, as applicable.

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(2)         Each DSU must be confirmed by an Award Agreement that sets forth the terms, conditions and limitations for each DSU and may include, without limitation, the vesting and terms of the DSUs and the provisions applicable if employment or service terminates, and shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting DSUs in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or in which the Participant may perform services for the Corporation or a Subsidiary or the rules of any regulatory body having jurisdiction over the Corporation.

(3)         Any DSUs that are awarded to a Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be an agreement described in section 7 of the Tax Act or to meet requirements of paragraph 6801(d) of the Income Tax Regulations adopted under the Tax Act (or any successor to such provisions).

(4)         Subject to vesting and other conditions and provisions set forth herein and in the Award Agreement, the Compensation Committee shall determine whether each DSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

5.3         Redemption of DSUs

(1)         Subject to Section 5.3(2), each Participant that has been awarded DSUs shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following a DSU Termination Event and ending on the date that is not later than December 15 of the year following the year that includes such DSU Termination Event, or a shorter such redemption period set out in the relevant Award Agreement, by providing a written notice of redemption to the Corporation setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement, if applicable (the “DSU Redemption Notice”). In the event of the death of a Participant, the DSU Redemption Notice shall be filed by the administrator or liquidator of the estate of the Participant.

(2)         If a DSU Redemption Notice is not received by the Corporation on or before the 90th day following a DSU Termination Event, the Participant shall be deemed to have delivered a DSU Redemption Notice on the 90th day following such DSU Termination Event, such deemed notice to be effective on December 15 of the then current year, and the Compensation Committee shall determine the number of DSUs to be settled by way of Shares, the Cash Equivalent or a combination of Shares and the Cash Equivalent and delivered to the Participant, administrator or liquidator of the estate of the Participant, as applicable.

(3)         Subject to Section 9.4 and the Award Agreement, settlement of DSUs shall take place promptly following the Corporation’s receipt or deemed receipt of the DSU Redemption Notice through:

(a)         in the case of settlement DSUs for their Cash Equivalent, delivery of bank draft, certified cheque, electronic funds transfer or other form of payment to the Participant representing the Cash Equivalent;

(b)         in the case of settlement of DSUs for Shares, delivery of a Share to the Participant; or

(c)         in the case of settlement of DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

Article 6
SHARE UNITS

6.1         Nature of Share Units

A Share Unit is an award that is either a PSU or a RSU entitling the recipient to acquire Shares, at such purchase price as determined by the Compensation Committee, subject to such restrictions and conditions as the Compensation Committee may determine at the time of grant and the rules of the Exchange. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Annex K-12

6.2         Share Unit Awards

(1)         Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Compensation Committee shall, from time to time, in its sole discretion: (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan; (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted; and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) of such RSUs and/or PSUs, in each case subject to the terms and conditions prescribed in the Plan and in any Award Agreement.

(2)         Each RSU must be confirmed by an Award Agreement that sets forth the terms, conditions and limitations for each RSU and may include, without limitation, the vesting and terms of the RSUs and the provisions applicable if employment or service terminates, and shall contain such terms that may be considered necessary in order that the RSUs will comply with any provisions respecting RSUs in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or in which the Participant may perform services for the Corporation or a Subsidiary or the rules of any regulatory body having jurisdiction over the Corporation.

(3)         Each PSU must be confirmed by an Award Agreement that sets forth the terms, conditions and limitations for each PSU and may include, without limitation, the applicable Performance Period and Performance Criteria, vesting and terms of the PSUs and the provisions applicable if employment or service terminates, and shall contain such terms that may be considered necessary in order that the PSUs will comply with any provisions respecting PSUs in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or in which the Participant may perform services for the Corporation or a Subsidiary or the rules of any regulatory body having jurisdiction over the Corporation.

(4)         Any Share Units that are awarded to an Eligible Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be an agreement described in Section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

(5)         Subject to the vesting and other conditions and provisions set forth herein and in the Award Agreement, the Compensation Committee shall determine whether each Share Unit awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

6.3         Performance Criteria and Performance Period Applicable to PSU Awards

(1)         For each award of PSUs, the Compensation Committee shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the “Performance Period”).

(2)         For each award of PSUs, the Compensation Committee shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Article 7
GENERAL CONDITIONS

7.1         General Conditions applicable to Awards

Each Award, as applicable, shall be subject to the following conditions:

(1)         Employment or Service — The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ or consultancy in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

Annex K-13

(2)         Rights as a Shareholder — Neither the Participant nor such Participant’s legal representatives shall have any rights whatsoever as Shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of Shares to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant). Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such Person’s name on the share register for the Shares.

(3)         Other Forfeitures — Notwithstanding any other provision of the Plan or any Award Agreement, to the extent not prohibited by applicable law, all unvested Awards held by a Participant shall be forfeited and shall be of no further value whatsoever if such Participant fails to comply with the terms of any confidentiality, non-competition, non-disclosure, non-disparagement or non-solicitation restriction relating to the Corporation or its Affiliates, as the case may be, contained in any agreement entered into between such Participant and the Corporation and/or any Affiliate (including, without limitation, any Award Agreement), whether or not such restriction is deemed enforceable or unenforceable.

(4)         Conformity to Plan — If an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan or applicable law, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan and applicable law.

(5)         Non-Transferability — Except as set forth herein or as authorized by the Compensation Committee, Awards are not transferable and may be exercised only by:

(a)         the Participant to whom the Awards were granted;

(b)         upon the Participant’s death, by the legal representative of the Participant’s estate; or

(c)         upon the Participant’s incapacity, the legal representative having authority to deal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A Person exercising an Award may subscribe for Shares only in the Person’s own name or in the Person’s capacity as a legal representative. Under no circumstances may Incentive Stock Option awards be transferred by a Participant, other than by will or the laws of descent and distribution.

7.2         Dividend Share Units

When dividends (other than stock dividends) are paid on Shares, Participants holding DSUs, RSUs and/or PSUs may, subject to the terms and conditions set out in a Participant’s Award Agreement, receive additional DSUs, RSUs and/or PSUs, as applicable (“Dividend Share Units”) as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant, if any shall be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Market Value on the dividend payment date, which Dividend Share Units shall be in the form of DSUs, RSUs and/or PSUs, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 7.2 shall be subject to the same vesting conditions applicable to the related DSUs, RSUs and/or PSUs in accordance with the respective Award Agreement. All Dividend Share Units shall settle in the same form as the related DSUs, RSUs and/or PSUs. If and to the extent that the Dividend Share Units are settled in Shares, such Dividend Share Units shall be counted towards the Share Limit.

7.3         Unfunded Plan

Unless otherwise determined by the Compensation Committee, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights (unless otherwise determined by the Compensation Committee) shall be no greater than the rights of an unsecured creditor of the Corporation.

Annex K-14

Article 8
ADJUSTMENTS AND AMENDMENTS

8.1         Adjustment to Shares Subject to Outstanding Awards

(1)         In the event of any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders or any other change affecting the Shares, the Compensation Committee will make such proportionate adjustments, if any, as the Compensation Committee, in its discretion, subject to applicable law and Exchange approval, may deem appropriate to reflect such change (for the purpose of preserving the value of the Awards at the time of the change affecting the Shares), with respect to: (i) the number or kind of Shares or other securities reserved for issuance pursuant to the Plan; and (ii) the number or kind of Shares or other securities subject to unexercised Awards previously granted and the exercise price, if any, of those Awards provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional Shares. The existence of any Awards does not affect in any way the right or power of the Corporation or an Affiliate or any of their respective shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the capital structure or the business of, or any amalgamation, merger or consolidation involving, to create or issue any bonds, debentures, shares or other securities of, or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of or any sale or transfer of all or any part of the assets or the business of, or to effect any other corporate act or proceeding relating to, whether of a similar character or otherwise, the Corporation or such Affiliate, whether or not any such action would have an adverse effect on the Plan or any Award granted hereunder. Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Shares available for Awards of Incentive Stock Options under the Plan. Any adjustment in Incentive Stock Options under this Article 8 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code. All adjustments under this Article 8 shall be made in good-faith compliance with paragraph 7(1.4)(c) of the Tax Act, as applicable.

8.2         Amendment or Discontinuance of the Plan

(1)         The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Award granted under the Plan and any agreement relating thereto, provided that such suspension, termination, amendment, or revision shall:

(a)         not adversely alter or impair any Award previously granted except as permitted by the terms of the Plan or upon the consent of the applicable Participant(s); and

(b)         be in compliance with applicable law, applicable Exchange policies and with the prior approval, if required, of the Shareholders.

(2)         If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights awarded or granted under the Plan remain outstanding and, notwithstanding the termination of the Plan, the Board will have the ability to make such amendments to the Plan or the Awards as they would have been entitled to make if the Plan were still in effect.

(3)         The Compensation Committee may from time to time, in its discretion and without the approval of Shareholders, to the extent permitted by applicable law make changes to the Plan or any Award without the approval of Participants or Shareholders under Section 8.2(1) which may include but are not limited to:

(a)         a change to the vesting provisions of any Award granted under the Plan;

(b)         a change to the provisions governing the effect of termination of a Participant’s employment, contract or office;

Annex K-15

(c)         a change to accelerate the date on which any Award may be exercised under the Plan;

(d)         an amendment of the Plan or an Award as necessary to comply with applicable law, Exchange requirements or any other regulatory body having authority over the Corporation, the Plan, the Participants or the Shareholders;

(e)         any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Plan or any agreement governing Awards, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan or any agreement governing Awards, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan; or

(f)          any amendment regarding the administration of the Plan.

(4)         Notwithstanding the foregoing or any other provision of the Plan, shareholder approval is required for the following amendments to the Plan:

(a)         any increase in the maximum number of Shares that may be issuable under the Plan pursuant to Awards, other than an adjustment pursuant to Section 8.1;

(b)         any increase in the maximum number of Shares that may be issuable upon exercise of Incentive Stock Options under the Plan, other than an adjustment pursuant to Section 8.1;

(c)         any reduction in the Exercise Price or base price per Share of an Award, except in the case of an adjustment pursuant to Section 8.1;

(d)         any extension of the Expiry Date of an Award benefitting an Insider, except in case of an extension due to a Black-Out Period;

(e)         any extension of the Expiry Date of an Award where the Exercise Price or base price per Share is lower than the Market Value;

(f)          any amendment to remove or to exceed the Insider participation limit set out in Section 2.5(1); and

(g)         any amendment to Section 8.2(3) or Section 8.2(4) of the Plan, as amended by the Addendum for U.S. Participants.

8.3         Change of Control

(1)         Despite any other provision of the Plan, in the event of a Change of Control, all Awards then outstanding may, as determined by the Compensation Committee, be assumed, substituted by or replaced with awards of the surviving corporation (or any Affiliate thereof) or the potential successor (or any Affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not materially diminish the value of the original Awards and consistent with applicable requirements of the Code.

(2)         No fractional Shares or other security will be issued upon the exercise of any Award and accordingly, if as a result of a Change of Control, a Participant would become entitled to a fractional Share or other security, such Participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(3)         In the event of a Change of Control, the vesting terms of Awards shall be subject to the Participant’s Award Agreement. Notwithstanding the foregoing, despite anything else to the contrary in the Plan, in the event of a potential Change of Control the Compensation Committee will have the power, in its sole discretion, and on such terms as it may determine: (i) to modify the terms of the Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control; (ii) to accelerate the vesting of an Award to the extent that such Award is not being assumed or substituted in the potential Change of Control; and/or (iii) to permit Participants to conditionally exercise or surrender their

Annex K-16

Awards, such conditional exercise or surrender to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid or the effectiveness of such other transaction leading to a Change of Control.

(4)         If the Compensation Committee has, pursuant to the provisions of Section 8.3(3) permitted the conditional exercise of Awards in connection with a potential Change of Control, then the Compensation Committee will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Awards not exercised (including all vested and unvested Awards).

(5)         Alternatively, in the event of a Change of Control, the Compensation Committee may provide for either: (i) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the Change of Control the Compensation Committee determines in good faith that no amount would have been attained upon the exercise of the Award or realization of the Participant’s rights, then the Award may be terminated by Corporation without any payment); or (ii) the replacement of the Award with other rights or property selected by the Compensation Committee, in its sole discretion.

(6)         The Compensation Committee may treat Awards differently in connection with the Change of Control and need not treat all Awards or Participants in a uniform manner.

Article 9
MISCELLANEOUS

9.1         Currency

Unless otherwise specifically provided, all references to dollars in the Plan are references to U.S. dollars.

9.2         Compliance and Award Restrictions

(1)         The Corporation’s obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on the Exchange; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of applicable securities laws. The Corporation shall take all commercially reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange.

(2)         Each Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all withholding tax and remittance obligations. All Shares issued pursuant to the Plan may be issued subject to such restrictions as may be appropriate for compliance with applicable securities laws, rules and regulations, and any certificates representing such Shares may contain such legends as may be appropriate for such compliance.

(3)         No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4)         The Corporation is not obliged by any provision of the Plan or the grant of any Award under the Plan to issue or sell Shares if, in the opinion of the Compensation Committee, such action would constitute a violation by the Corporation or a Participant of any applicable law or Exchange requirements.

(5)         If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to applicable law or Exchange requirements, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

Annex K-17

(6)         At the time a Participant ceases to hold Awards which are or may become exercisable, or be settled as provided herein, the Participant ceases to be a Participant.

(7)         Nothing contained herein will prevent the Corporation from adopting other or additional compensation arrangements for the benefit of any Participant or any other Person, subject to any required regulatory, shareholder or other approval.

9.3         Use of an Administrative Agent and Trustee

The Compensation Committee may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, in each case in accordance with the terms and conditions determined by the Compensation Committee in its sole discretion. The Corporation and any administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

9.4         Withholding Tax

(1)         It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. Notwithstanding any other provision of the Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable taxes and other source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then with the Compensation Committee’s approval and subject to applicable law, the withholding obligation may be satisfied by: (i) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any agent, broker or trustee appointed by the Corporation, in each case, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities; or (ii) any other mechanism as may be required or appropriate to conform with local tax and other rules. Notwithstanding any other provision of the Plan, the Corporation shall not be required to issue any Shares or make payments under the Plan until arrangements satisfactory to the Corporation have been made for payment of all applicable withholding obligations.

(2)         The sale of Shares by the Corporation, or by a Broker, under Section 9.4(1) or under any other provision of the Plan will be made on the Exchange or any other recognized exchange on which the Shares are traded. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that: (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3)         The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale. The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant or exercise of an Awards and/or transactions in the Shares. Neither the Corporation, nor any of its directors, officers, employees, shareholders or agents will be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under the Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

Annex K-18

(4)         Notwithstanding the first paragraph of this Section 9.4, the applicable withholding tax may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

9.5         Reorganization of the Corporation

The existence of any Awards shall not affect in any way the right or power of the Corporation or the Shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

9.6         Governing Laws

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.7         Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and a Participant, including without limitation, the personal legal representatives of a Participant, or any receiver or trustee in bankruptcy or representative of the Corporation’s or Participant’s creditors.

9.8         Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

9.9         No liability

No member of the Compensation Committee, Board or officer of the Corporation shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

9.10       Clawback of Benefits

(1)         The Corporation may (A) cause the cancellation of any Award, (B) require reimbursement of any Award by a Participant or beneficiary, and (C) effect any other right of recoupment of equity or other compensation provided under this Plan or otherwise in accordance with any of the Corporation’s policies that currently exist or that may from time to time be adopted or modified in the future by the Corporation and/or applicable law (each, a “Clawback Policy”). In addition, a Participant may be required to repay to the Corporation certain previously paid compensation, whether provided under this Plan or an Award Agreement or otherwise, in accordance with any Clawback Policy. By accepting an Award, a Participant is also agreeing to be bound by any existing or future Clawback Policy adopted by the Corporation, or any amendments that may from time to time be made to the Clawback Policy in the future by the Corporation in its discretion (including, without limitation, any Clawback Policy adopted or amended to comply with applicable laws or stock exchange requirements) and is further agreeing that all of the Participant’s Award Agreements may be unilaterally amended by the Corporation, without the Participant’s consent, to the extent that the Corporation in its discretion determines to be necessary or appropriate to comply with any Clawback Policy.

(2)         If the Participant, without the consent of the Corporation, while employed by or providing services to the Corporation or any Related Entity or after termination of such employment or service, fails to comply with the terms of any confidentiality, non-competition, non-disclosure, non-disparagement or non-solicitation restriction relating to the Corporation or its Affiliates, as the case may be, contained in any agreement entered into between such Participant and the Corporation and/or any Affiliate (including, without limitation, any Award Agreement), whether or not such restriction is deemed enforceable or unenforceable

Annex K-19

or otherwise engages in activity that is in conflict with or adverse to the interest of the Corporation or any Related Entity, as determined by the Board in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the Award may, at the Board’s discretion, be canceled and (ii) the Board, in its discretion, may require the Participant or other person to whom any payment has been made or Shares or other property have been transferred in connection with the Award to forfeit and pay over to the Corporation, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or SAR and the value realized (whether or not taxable) on the vesting or payment of any other Award during the time period specified in the Award Agreement or otherwise specified by the Board.

9.11       Effective Date of the Plan

The Plan was approved by the Board for and on behalf of the Board and shall take effect on [•], 2023 (the “Effective Date”).

Annex K-20

ADDENDUM FOR U.S. PARTICIPANTS
Borealis Foods Inc.
EQUITY INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1.           Definitions

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h). To the extent a U.S. Participant’s employment is governed by the employment standards legislation of a Canadian province or territory, any termination of employment of such U.S. Participant by the Corporation or Affiliate with whom the U.S. Participant is employed will be deemed to coincide with, as applicable, the end of the notice of termination period that is minimally required to be provided by such employment standards legislation, and shall not be extended by any common law, civil law or contractual notice period.

“Specified Employee” has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

“Termination Date” has the meaning in Section 1.1 of the Plan, provided that if the Termination Date triggers payment of any Award which is or would be “deferred compensation” under Code Section 409A, the Termination Date shall be the date of the Separation from Service.

2.           Section 3.4 is deleted in its entirety and replaced with the following:

“Subject to Section 8.1(1), each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of the Plan and provided that any such extension be structured in a manner that is expected to comply with Code Section 409A (to the extent applicable), each Option that would expire during or within ten (10) Business Days immediately following a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period; provided, that in all circumstances, each Incentive Stock Option must be exercised no later than ten (10) years after the date the Option is granted. Notwithstanding the foregoing, in no event shall the Expiry Date exceed five (5) years from the Grant Date in the case of an Incentive Stock Option granted to an employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Corporation or an ISO Entity.”

3.           Section 5.2 is amended by adding the following new (5):

With respect to any DSUs awarded to a U.S. Participant, the Compensation Committee shall structure the DSU so as to comply with, or be exempt from, Code Section 409A.

4.           Section 6.2 is amended by adding the following new (5):

With respect to any Share Units awarded to a U.S. Participant, the Compensation Committee shall structure the Share Units so as to comply with, or be exempt from, Code Section 409A.

5.           A new Section 6.4 is added as follows:

Notwithstanding the foregoing provisions of Article 6, if the U.S. Participant vests in his or her Share Units pursuant to the Plan in connection with his or her Separation from Service, within 30 days following such U.S. Participant’s Separation from Service and subject to Section 9.4, the Corporation shall: (i) issue from treasury the number of Shares that is equal to the number of vested Share Units held by the U.S. Participant as at the U.S. Participant’s Separation from Service (rounded down to the nearest whole number), as fully paid and non-assessable Shares; (ii) deliver to the U.S. Participant an amount in cash (net of the applicable withholding tax) equal to the number of vested Share Units held by the U.S. Participant as at the U.S. Participant’s Separation from Service multiplied

Annex K-21

by the Market Value as at such date; or (iii) a combination of (i) and (ii). Upon settlement of such Share Units, the corresponding number of Share Units shall be cancelled and the U.S. Participant shall have no further rights, title or interest with respect thereto.

6.           Section 8.2(4) is amended by deleting clause (d) thereof in its entirety and replacing it with the following:

(d)         any extension of the Expiry Date of an Award benefitting a U.S. Participant, except in case of an extension due to a Black-Out Period; provided that any such extension be structured in a manner that is expected to comply with Code Section 409A (to the extent applicable);

7.           No Acceleration

With respect to any Award held by a U.S. Participant that is subject to Code Section 409A, the acceleration of the time or schedule of any payment except as provided under the Plan (including this addendum) is prohibited, except as provided in or permitted by regulations and administrative guidance promulgated under Code Section 409A.

8.           Code Section 409A

Any Award granted under the Plan to a U.S. Participant that the Compensation Committee reasonably determines to constitute a “nonqualified deferred compensation plan” under Code Section 409A (a “Section 409A Award”) shall be construed in a manner consistent with the applicable requirements of Code Section 409A. If any Award constitutes, or but for any of the following requirements would constitute a Section 409A Award, then the Award shall be subject to the following additional requirements, if and to the extent required to comply with (or be exempt from) Section 409A of the Code:

(a)         payments under the Section 409A Award may be made only upon (i) the Participant’s Separation From Service, (ii) the date the Participant becomes “disabled” (as defined in Code Section 409A), (iii) the Participant’s death, (iv) a “specified time (or pursuant to a fixed schedule)” specified in the Award Agreement at the date of the deferral of such compensation, (v) a Change in Control, or (vi) the occurrence of an “unforeseeable emergency” (as defined in Code Section 409A); and

(b)         if, on the date of the U.S. Participant’s Separation from Service, the Shares (or shares of any other corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) are publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant’s Separation from Service shall not be made before the date which is six months after the date of the U.S. Participant’s Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the date that is six months after the U.S. Participant’s Separation from Service. If the U.S. Participant dies during such six month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant’s estate within 60 days following the U.S. Participant’s death.

If any provision of the Plan or an Award Agreement contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Compensation Committee may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Award and does not guarantee that any Award will not be subject to taxes, interest and penalties under Code Section 409A. U.S. Participants are solely responsible for any taxes, interest and/or penalties they may incur under Code Section 409A and notwithstanding any other provisions of the Plan neither the Corporation or any Subsidiary, nor any of their respective officers, employees or agents shall have any obligation to U.S. Participants for such taxes, interest or penalties.

Annex K-22

Annex L

OPINION OF SCALAR, LLC

February 22, 2023

The Board of Directors
Oxus Acquisition Corp.
300/26 Dostyk Avenue, Almaty
Kazakhstan, 050020

To the Board of Directors:

As per our engagement letter dated February 7, 2023 (the “Engagement Letter”), the Board of Directors of Oxus Acquisition Corp. (the “SPAC”) retained Scalar, LLC (“Scalar,” “we”, “our”, or “us”) to provide an opinion (“Opinion”) as to the fairness, from a financial point of view, to the holders of the SPAC’s Class A ordinary shares, par value $0.0001 per share (such shares, the “Class A Shares” and such holders, the “Class A Shareholders”) (other than Borealis Foods, Inc. (the “Company”), Oxus Capital Pte. Ltd. (the “Sponsor”), and their respective affiliates (collectively, the “Excluded Parties”)) of the Consideration (as defined below) to be paid by the SPAC in the proposed business combination with the Company pursuant to the Agreement (the “Transaction”), without giving effect to any impact of the Transaction on any particular Class A Shareholder other than in its capacity as a Class A Shareholder.

Overview of the Transaction:

The Business Combination Agreement (the “Agreement”), to be entered into among the SPAC, 1000397116 Ontario Inc. (“Newco”), a corporation incorporated under the Laws of the Province of Ontario, Canada and a wholly owned subsidiary of the SPAC, and the Company, sets forth the terms of the Transaction.

Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Agreement. The Agreement provides, among other things, that:

(a)     SPAC will domesticate and continue as a corporation existing under the Laws of the Province of Ontario, Canada (the “Continuance”) and deregister as an exempted company incorporated under the Laws of the Cayman Islands (SPAC, after giving effect to the Continuance, is referred to as “New SPAC”), pursuant to which, among other things, each outstanding SPAC Ordinary Share will be automatically exchanged for and converted into one common share of New SPAC, after giving effect to the Continuance (each, a “New SPAC Share”);

(b)    Newco and the Company will amalgamate (the “Company Amalgamation”; and Newco and the Company as so amalgamated, “Amalco”), with Amalco surviving the Company Amalgamation as a wholly-owned Subsidiary of New SPAC; and

(c)     Amalco and New SPAC will amalgamate (the “New SPAC Amalgamation”) and the outstanding Company Shares will be exchanged for New SPAC Shares with an aggregate value equal to $150 million, subject to certain adjustments (as to which we express no opinion) (collectively, the “Consideration”), with a stated value of $10.00 per New SPAC Share.

Scalar’s Procedures and Processes:

In arriving at our Opinion, among other things, we have:

(i)     reviewed a draft, dated February 22, 2023, of the Agreement;

(ii)    reviewed a draft, dated February 20, 2023, of the Sponsor Support Agreement to be entered into among the Sponsor, the SPAC, and the Company (the “Sponsor Support Agreement”);

(iii)   reviewed certain publicly available business and financial information relating to the Company and the SPAC;

Annex L-1

(iv)   reviewed certain historical financial information and other data relating to the Company that were provided to us by the management of the SPAC, approved for our use by the SPAC, and not publicly available;

(v)    reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of the Company that were provided to us by the management of the SPAC, approved for our use by the SPAC, and not publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2023, through December 31, 2024, prepared by the management of the Company (collectively, the “Financial Projections”);

(vi)   conducted discussions with members of the senior management of the Company and the SPAC concerning the business, operations, historical financial results, and financial prospects of the Company and the Transaction;

(vii)  reviewed current and historical market prices of the Class A Shares;

(viii) reviewed certain financial and stock market data of the Company and compared that data with similar publicly available data for certain other companies;

(ix)   reviewed certain pro forma effects relating to the Transaction, including estimated transaction costs and the effects of anticipated financings, approved for our use by the SPAC; and

(x)    conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

Limiting Conditions and Assumptions:

In performing our analysis and rendering this Opinion, with your consent, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of information that was publicly available or was furnished, or otherwise made available to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the SPAC that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us inaccurate, incomplete or misleading. We also have been advised by the SPAC’s senior management, and we have assumed, that the Financial Projections represent a reasonable basis upon which to evaluate the business and financial prospects of the Company.

Without limiting the generality of the foregoing, for the purpose of this Opinion, we have assumed with respect to financial forecasts, estimates, pro forma effects, and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and the SPAC as to the expected future results of operations and financial condition of the Company. We assume no responsibility for and express no opinion as to any such financial forecasts, estimates, pro forma effects, or forward-looking information or the assumptions on which they were based. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company or the SPAC, and will be treated as a “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code.

We are not legal, accounting, regulatory, or tax experts and this Opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company or the SPAC with respect to such matters.

In arriving at our Opinion, with your consent and without independent verification, we have relied upon and assumed that except as would not be in any way meaningful to our analysis: (i) the final executed form of the Agreement and the Sponsor Support Agreement will not differ from the draft that we have reviewed,

Annex L-2

(ii) the representations and warranties of all parties to the Agreement, and any related Transaction documents, are correct and that such parties will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Agreement and any related Transaction documents, (iii) the Transaction will be consummated in accordance with the terms of the Agreement and related Transaction documents, without any waiver or amendment of any term or condition thereof, (iv) the condition to the parties’ obligations to close related to New SPAC’s net tangible assets contained in Section 8.01(h) of the Agreement and the Minimum Cash Condition each will be satisfied, and (v) there has been no change in the assets, financial condition, business or prospects of any party to the Agreement since the date of the most recent financial statements and other information made available to us. Additionally, we have assumed that all governmental, regulatory, or other third-party approvals and consents necessary for the consummation of the Transaction or otherwise contemplated by the Agreement will be obtained without any adverse effect on the Company or the SPAC, or on the expected benefits of the Transaction, in any way meaningful to our analysis.

In addition, we have relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of the SPAC’s senior management and the Company’s senior management as to, among other things, (i) the potential impact on the Company of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the industry in which the Company operates and related industries, (ii) the Company’s existing and future products, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development, testing, manufacturing and marketing thereof; compliance with relevant regulatory requirements; prospective sales prices and sales volumes; the validity and life of patents with respect thereto; and the potential impact of competition thereon) and (iii) the SPAC’s and the Company’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to the Company, the Transaction and its contemplated benefits). We have assumed that there will not be any developments with respect to any of the foregoing matters that would have an adverse effect on the SPAC, the Company or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

Given the SPAC’s nature as a special purpose acquisition company, for purposes of our opinion and with the SPAC’s consent we have assumed a value of $10.00 per Class A Share in calculating the value of the New SPAC Shares to be issued as the Consideration under the Agreement, with such $10.00 value being based on the SPAC’s initial public offering price and the SPAC’s approximate cash per outstanding Class A Share (excluding, for the avoidance of doubt, the dilutive impact of the Class B ordinary shares, par value $0.0001 per share, of the SPAC (the “Class B Shares” and, together with the Class A Shares, the “SPAC Ordinary Shares”) or any warrants issued by the SPAC). In rendering our opinion, we do not express any view or opinion as to what the value of the New SPAC Shares will be when issued pursuant to the Transaction or the price or range of prices at which the Class A Shares, Class B Shares, or other securities or financial instruments of or relating to the SPAC may trade or otherwise be transferable at any time before or after announcement or consummation of the Transaction.

In arriving at our Opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the SPAC, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the SPAC under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this Opinion were going concern analyses, assuming the Transaction was consummated. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the SPAC is a party or may be subject, and at your direction and with your consent, our Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

Annex L-3

This Opinion is necessarily based upon economic, monetary, market, and other conditions as in effect on, the information available to us as of, and the facts and circumstances as they exist on, the date hereof and our Opinion speaks only as of the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to update, reaffirm, or revise this Opinion or otherwise comment upon any events occurring after the date hereof, material information provided to us after the date hereof, or any change in facts or circumstances that occur after the date hereof, and do not have any obligation to update, revise, or reaffirm this Opinion.

We have been engaged by the SPAC to provide a fairness opinion and we will receive a fee from the SPAC for providing our services and rendering this Opinion. No portion of these fees is refundable or contingent upon the consummation of the Transaction or the conclusion reached in this Opinion. The SPAC has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the past, we and our affiliates have provided advisory services to the SPAC and its affiliates unrelated to the proposed Transaction, for which we and our affiliates received compensation, including having provided valuations for financial reporting purposes. We and our affiliates may also seek to provide such services to the Company, the SPAC, and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of the Company and the SPAC and, accordingly, may at any time hold a long or short position in such securities.

The issuance of this opinion was approved by an authorized committee of Scalar.

This opinion is provided for the information and assistance of the Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act (including with respect to any redemption rights) with respect to the Transaction or any other matter.

Our opinion does not address the SPAC’s underlying business decision to engage in the Transaction, the relative merits of the Transaction as compared to other business or investment strategies or transactions that might be available to the SPAC, or whether the Consideration to be paid by the SPAC pursuant to the Agreement represents the best price obtainable. In connection with our engagement, we were not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, the SPAC or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Class A Shares (other than the Excluded Parties) of the Consideration to be paid by the SPAC pursuant to the Agreement. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction (including any agreement or transaction between any Excluded Party and the Company or the SPAC), including the fairness of the Transaction to, or any consideration received in connection therewith by, any Excluded Parties, the holders of any class of securities, creditors, or other constituencies of the SPAC, the Company, or any of their respective affiliates. We have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company, the SPAC, or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, or otherwise) contained in any agreement related to the Transaction or under applicable law, any allocation of the Consideration (or any portion thereof), or the fair market value of the Company, the SPAC, the Class A Shares, or the Company Shares. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Transaction, any Excluded Parties, or any class of such persons, whether relative to the Consideration or otherwise. Our opinion (i) does not address the individual circumstances of specific holders of the SPAC’s securities (including Class B Shares and warrants) with respect to rights or aspects which may distinguish such holders or the SPAC’s securities (including Class B Shares and warrants) held by such holders, (ii) does not address, take into consideration or

Annex L-4

give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including Class B Shares and warrants) or holders (including the Sponsor), (iii) does not address any impact of the Transaction on any particular Class A Shareholder other than in its capacity as a Class A Shareholder, and (iv) does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of the SPAC or any other party). We also do not address, or express a view with respect to, any acquisition of control or effective control of the SPAC by any shareholder or group of shareholders of the Company. This letter should not be construed as creating any fiduciary duty of Scalar (or any of its affiliates) to any other party. To the extent any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the SPAC pursuant to the Agreement is fair, from a financial point of view, to the Class A Shareholders (other than the Excluded Parties).

Sincerely,

Scalar, LLC

Annex L-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, actual fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an Initial Business Combination.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules

(a)     Exhibits.

Exhibit Number	Description
2.1*+

Business Combination Agreement, dated as of February 23, 2023, by and among Oxus Acquisition Corp., 1000397116 Ontario Inc., and Borealis Foods Inc. (included as Annex A to this proxy statement/prospectus)

3.1

Amended and Restated Memorandum and Articles of Association of Oxus Acquisition Corporation, dated November 23, 2021 (incorporated herein by reference to Exhibit 3.1 to Form 8-K (File No. 001-40778) as filed with the SEC on March 3, 2023)

3.2(5)	Second Amended and Restated Memorandum and Articles of Association.
3.3*	Borealis Arrangement Resolution (included as Annex B to the proxy statement/prospectus)
4.1(2)	Specimen Unit Certificate
4.2(2)	Specimen Class A Ordinary Share Certificate
4.3(2)	Specimen Warrant Certificate.
4.4(1)	Warrant Agreement, dated September 2, 2021, between Oxus and Continental Stock Transfer & Trust Company.
4.5(4)	Description of Securities of the Registrant.
5.1**	Opinion of Travers Thorp Alberga (Cayman) LLP
8.1**	Opinion of Greenberg Traurig, LLP regarding tax matters
10.1(1)	Registration Rights Agreement, dated September 2, 2021, among Oxus Acquisition Corp., 1000397116 Ontario Inc. and certain securityholders named therein

Exhibit Number	Description
10.2(1)	Letter Agreement, dated September 2, 2021, among Oxus Acquisition Corp., 1000397116 Ontario Inc. and certain security holders named therein
10.3(1)	Investment Management Trust Agreement, dated September 2, 2021, between Oxus Acquisition Corp. and Continental Stock Transfer & Trust Company.
10.4	Plan of Arrangement (included as Annex C to the proxy statement/prospectus)
10.5(6)	Form of Registration Rights Agreement (included as Annex F to the proxy statement/prospectus)
10.6(6)	Form of Lock-up Agreement (included as Annex G to the proxy statement/prospectus)
10.7	Form of Employment Agreement (included as Annex H to the proxy statement/prospectus)
10.8	Form of New Borealis Articles of Continuance (included as Annex I to the proxy statement/prospectus)
10.9	Form of New Borealis By-laws (included as Annex J to the proxy statement/prospectus)
10.10(6)

Form of Shareholder Support Agreement, dated as of February 23, 2023, by and among Oxus Acquisition Corp. and certain shareholders of Borealis Foods Inc. (included as Annex D to the proxy statement/prospectus)

10.11(6)	Sponsor Support Agreement, dated as of February 23, 2023, by and among Oxus Acquisition Corp., Oxus Capital Pte. Ltd and Borealis Foods Inc. (included as Annex E to the proxy statement/prospectus)
10.12**	New Investor Convertible Note, dated February 8, 2023
10.13**	New Investor Convertible Note, dated March 3, 2023
10.14**	Equipment Lease Agreement, dated February 2, 2021, by and between Industrial Packaging Supplies, Inc. and Palmetto Gourmet Foods, Inc.
10.15**	Equipment Finance Agreement, dated February 25, 2021, by and between Palmetto Gourmet Foods, Inc. and m2 Equipment Finance LLC
10.16**	Equipment Finance Agreement, dated March 12, 2021, by and between Palmetto Gourmet Foods, Inc. and m2 Equipment Finance LLC
10.17**	Equipment Lease Agreement, dated February 8, 2022, by and between Industrial Packaging Supplies, Inc. and Palmetto Gourmet Foods, Inc.
10.18**	Office Lease Agreement, dated April 8, 2021, by and between Borealis Foods Inc. and Lisgar Development Limited
10.19**	Master Lease Agreement, dated as of March 4, 2022, by and between Utica Leaseco, LLC and Palmetto Gourmet Foods, Inc.
10.20**

General Security Agreement, dated May 30, 2023, by and between Borealis Foods, PGF Real Estate I, Inc., PGF Real Estate II, Inc., Borealis IP Inc., Palmetto Gourmet Foods (Canada) Inc., and Palmetto Gourmet Foods Inc. and Belphar Ltd.

10.21**	Lien Subordination Agreement, dated May 30, 2023, by and between Centurion Financial Trust, Belphar Ltd., and Borealis Foods Inc., Palmetto Gourmet Foods Inc., and PGF Real Estate I, Inc.
10.22(6)	Amended and Restated Promissory Note, dated June 25, 2021, issued to our sponsor.
10.23(2)	Subscription Agreement for Founder Shares, dated March 16, 2021, between the Registrant and our sponsor.
10.24(1)	Private Placement Warrants Purchase Agreement, dated September 2, 2021, between the Company and Oxus Capital PTE. LTD.
10.25(1)	Private Placement Warrants Purchase Agreement, dated September 2, 2021, between the Company and EarlyBirdCapital, Inc.
10.26(1)	Private Placement Warrants Purchase Agreement, dated September 2, 2021, between the Company and Sova Capital Limited
10.27(1)	Stock Escrow Agreement, dated September 2, 2021, by and among the Company, Continental, and certain security holders
10.28(1)	Administrative Services Agreement, dated September 2, 2021, between the Company and the Sponsor.
10.29(1)	Form of Indemnity Agreement.
10.30(1)	Underwriting Agreement, dated September 2, 2021, between the Company and EarlyBirdCapital, Inc.
10.31(3)	Promissory Note Dated September 8, 2022

Exhibit Number	Description
10.32(6)	Amended and Restated Promissory Note, dated February 28, 2023
23.1*	Consent of Marcum LLP
23.2*	Consent of Berkowitz Pollack Brant
23.3**	Consent of Travers Thorp Alberga (Cayman) LLP (included as part of Exhibit 5.1)
23.4**	Consent of Greenberg Traurig, LLP (included as part of Exhibit 8.1)
23.5*	Consent of Scalar, LLC
24.1	Power of Attorney (included on signature page to the initial filing of this registration statement).
99.1**	Form of Proxy Card
99.2**	Consent of director nominee
107*	Filing Fee Table
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

____________

*        Filed herewith

**      To be filed by amendment

+        Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

(1)      Incorporated by reference to an exhibit to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 9, 2021.

(2)      Incorporated by reference to an exhibit to the Registrant’s Form S-1 (File No. 333-258183), filed with the SEC on July 27, 2021, as amended.

(3)      Incorporated by reference to an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on September 14, 2022.

(4)      Incorporated by reference to an exhibit to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 31, 2022.

(5)      Incorporated by reference to an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on March 3, 2023.

(6)      Incorporated by reference to an exhibit to the Registrant’s Current Report on Form 8-K, filed with the SEC on March 1, 2023.

Item 22.     Undertakings

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an Underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed Underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2023.

Oxus Acquisition Corp.
By:	/s/ Kanat Mynzhanov
Kanat Mynzhanov
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Kanat Mynzhanov and Askar Mametov as their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kanat Mynzhanov	Chief Executive Officer and Director	August 14, 2023
Kanat Mynzhanov	(Principal Executive Officer)
/s/ Askar Mametov	Chief Financial Officer	August 14, 2023
Askar Mametov	(Principal Financial and Accounting Officer)
/s/ Kenges Rakishev	Non-executive Chairman and Director	August 14, 2023
Kenges Rakishev
/s/ Christophe Charlier	Director	August 14, 2023
Christophe Charlier
/s/ Karim Zahmoul	Director	August 14, 2023
Karim Zahmoul
/s/ Shiv Vikram Khemka	Director	August 14, 2023
Shiv Vikram Khemka

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, Oxus Acquisition Corp., has duly caused this registration statement to be signed by the following duly authorized representative in the United States on August 14, 2023.

Puglisi & Associates
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director